中策集團有限公司
China Strategic Holdings Limited

02055444

九龍觀塘鴻圖道51號保華企業中心8樓
Paul Y. Centre, 51 Hung To Rd.,
n Tong, Kowloon, Hong Kong.
Tel : (852) 2372 0130
傳真 Fax : (852) 2537 6591

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC

8th October, 2002

Re: China Strategic Holdings Limited – File No. 82-3596

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING RECEIVED OCT 10 2002 WASH. D.C. 155 SECTION

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

1. Joint Announcement dated 9th September, 2002 in relation the Discloseable, Connected and Major Transactions;
2. Announcement dated 13th September, 2002 in relation to the unaduited interim results of Australia Net.Com Limited, a 57.26 owned subsidiary of CSH;
3. Announcement dated 25th September, 2002 in relation to the Interim Results for the six months ended 30th June, 2002;
4. Joint announcement dated 4th October, 2002 in relation to the Discloseable, Connected and Major Transactions;
5. Announcement dated 7th October, 2002 in relation to the proposed changing substantial shareholder;
6. Form SC1 dated 27th August, 2002;
7. 2002 Interim Report; and
8. Circular dated 5th October, 2002 in relation to the Discloseable, Connected and Major Transactions.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours sincerely,
For and on behalf of
China Strategic Holdings Limited

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

Sharen Cheung
Financial Controller

10/30

Encl.

SC/DT/CSH02

c.c. Ms. Irene Cheng of Hong Kong Securities Clearing Company Limited
(w/o enclosures)

The Standard Tuesday, September 10, 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

CHINA LAND

CHINA LAND GROUP LIMITED

(Incorporated in Bermuda with limited liability)

ANANDA WING ON TRAVEL (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

DISCLOSEABLE TRANSACTION FOR CHINA STRATEGIC

Deemed disposal of China Land

CONNECTED TRANSACTION FOR CHINA STRATEGIC

Proposed acquisition of Rosedale Hotel Group Limited by China Land

MAJOR TRANSACTIONS FOR CHINA STRATEGIC

Proposed acquisition of Ananda Wing On's entire interest in Shropshire Property Limited by China Land
Proposed acquisition of Rosedale Hotel Group Limited by China Land
Proposed acquisition of Makerston Limited by China Land

MAJOR TRANSACTIONS FOR CHINA LAND

Proposed acquisition of Ananda Wing On's entire interest in Shropshire Property Limited
Proposed acquisition of Rosedale Hotel Group Limited
Proposed acquisition of Makerston Limited

CONNECTED TRANSACTIONS FOR CHINA LAND

Proposed subscription of new shares by Ananda Wing On
Proposed acquisition of Ananda Wing On's entire interest in Shropshire Property Limited and issue of new shares

DISCLOSEABLE AND CONNECTED TRANSACTIONS FOR ANANDA WING ON

Proposed subscription of new shares in China Land
Proposed acquisition of Ananda Wing On's entire interest in Shropshire Property Limited by China Land and issue of new shares in China Land

Proposed placing of new shares in China Land
Proposed increase in authorised share capital of China Land and general mandates to issue and repurchase shares
Proposed change of name of China Land

Financial adviser

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

An application has been made to the Stock Exchange for a further extension of time limit until 30th September, 2002 for the despatch of the circulars.

Reference is made to the joint announcements dated 26th July, 2002 and 16th August, 2002 in relation to, amongst other things, the proposed extensive group reorganisation of China Strategic Holdings Limited and the entering into of the subscription agreement, the placing agreement, the first, second and third sale and purchase agreements. Terms used in the first joint announcement shall have the same meaning when used herein unless the context requires otherwise.

The subscription of shares in China Land Group Limited by Ananda Wing On Travel (Holdings) Limited and the acquisition of the entire issued share capital of, and the shareholder's loan to, Shropshire Property Limited by China Land from Ananda Wing On constitute connected transactions for China Land under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited since Ananda Wing On is an associate of the controlling shareholder of China Land. The acquisition of the entire issued share capital of, and the shareholder's loan to, Shropshire together with the acquisitions of Beijing Harbour Plaza Hotel through the acquisition of the entire issued share capital of, and the shareholder's loan to, Makerston Limited by China Land from Hutchison Hotels Holdings (International) Limited and Best Western Rosedale on the Park through the acquisition of the entire issued share capital of, and the shareholder's loan to Rosedale Hotel Group Limited by China Land from Paul Y. - ITC Construction Holdings Limited constitute major transactions for China Land under the Listing Rules.

The disposal of Ananda Wing On's entire interest in Shropshire and the subscription of shares in China Land under the first sale and purchase agreement and the subscription agreement constitute discloseable and connected transactions for Ananda Wing On under the Listing Rules since China Land is a subsidiary of an indirect controlling shareholder of Ananda Wing On.

The acquisition of Best Western Rosedale on the Park through the acquisition of Rosedale Hotel Group by China Land from Paul Y. - ITC constitutes a connected transaction for China Strategic under the Listing Rules since Paul Y. - ITC is a substantial shareholder of China Strategic and China Land is a subsidiary of China Strategic. The deemed disposal of China Land as a result of the subscription agreement constitutes a discloseable transaction for China Strategic under the Listing Rules. The first, second and third sale and purchase agreements constitute major transactions for China Strategic under the Listing Rules.

Circulars are required to be despatched to the respective shareholders of China Strategic, China Land and Ananda Wing On within 21 days from the date of the first joint announcement, being not later than 19th August, 2002, under the Listing Rules. An application had been made to the Stock Exchange, and granted, for an extension of time limit for the despatch of the circulars to, on or before, 9th September, 2002. The respective boards of China Strategic, China Land and Ananda Wing On wish to announce that given the complexity of the proposals, Luoyang Golden Gulf Hotel Co., Ltd, in which Shropshire has the right to acquire 60% interest, is a company established in the PRC and its accounts have not been audited for the past few years, and in particular the necessary financial information which is required for the audit of the financial statements of Shropshire together with Luoyang Golden Gulf Hotel Co. for the three years ended 31st December, 2001 and six months ended 30th June, 2002 to be included in the circulars, the circulars cannot be completed by 9th September, 2002. Given that the necessary outstanding information is made available in timely manner, the auditors will complete the audit by 19th September, 2002. Application has been made to the Stock Exchange for a further extension of time limit for the despatch of the circulars and it is currently anticipated that the circulars will be despatched to the respective shareholders of China Strategic, China Land and Ananda Wing On on or before 30th September, 2002.

By Order of the Board
CHINA STRATEGIC HOLDINGS LIMITED
Lien Kait Long
Executive director

By Order of the Board
CHINA LAND GROUP LIMITED
Chan Kwok Hung
Chairman

By Order of the Board
ANANDA WING ON TRAVEL (HOLDINGS) LIMITED
Lui Siu Tsuen, Richard
Executive director

Hong Kong, 9th September, 2002

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement except as it relates to China Land and Ananda Wing On and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement except as it relates to China Land and Ananda Wing On have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Land jointly and severally accept full responsibility for the accuracy of the information contained in this announcement except as it relates to China Strategic and Ananda Wing On and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement except as it relates to China Strategic and Ananda Wing On have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Ananda Wing On jointly and severally accept full responsibility for the accuracy of the information contained in this announcement except as it relates to China Strategic and China Land and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement except as it relates to China Strategic and China Land have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make

File No. 82-3596

The Standard Monday, September 16, 2002

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS OF AUSTRALIA NET.COM LIMITED FOR THE SIX MONTHS ENDED 30TH JUNE, 2002

Australia Net.Com Limited, a 57.26% owned subsidiary of China Strategic Holdings Limited, has announced its unaudited consolidated results for the six months ended 30th June, 2002.

The Board of Directors (the "Board") of China Strategic Holdings Limited ("CSH") announces the unaudited consolidated results of Australia Net.Com Limited ("ANC") for the six months ended 30th June, 2002 which has been announced by ANC on 13th September, 2002, in Australia. ANC, a company incorporated in Australia, is an approximately 57.26% owned subsidiary of CSH and its shares are listed on the Australian Stock Exchange Limited.

Results

The consolidated results of ANC and its subsidiaries for the six months ended 30th June, 2002 are as follows:

	Six months ended 30th June, 2002 A$ (Unaudited)	2001 A$ (Unaudited)
Revenue from ordinary activities	302,077	494,408
Expenses from ordinary activities	(429,984)	(521,224)
Borrowing costs	(4,412)	(76)
Provision and write-offs	(1,053,406)	61,915
(Loss)/Profit from ordinary activities before income tax expense	(1,185,725)	35,023
Income tax expense relating to ordinary activities	(2,362)	—
(Loss)/Profit from ordinary activities after related income tax expense	(1,188,087)	35,023
Net (Loss)/Profit attributable to members of ANC	(1,188,087)	35,023
Total changes in equity other than those resulting from transaction with owners as owners	(1,188,087)	35,023
(Loss)/Earnings per share		
- Basic (cents per share)	(2.58)	0.08
- Diluted (cents per share)	(2.58)	0.08

Balance Sheet Highlights

The consolidated balance sheet of ANC and its subsidiaries shows the followings:

	30th June, 2002 A$ (Unaudited)	31st December, 2001 A$ (audited)
Current assets	21,061,971	21,538,271
Non current assets	1,514,008	2,709,017
Total assets	22,575,979	24,247,288
Current liabilities	(35,017)	(189,424)
Non current liabilities	(20)	—
Net assets	22,540,942	24,057,864
Share capital	31,184,116	31,184,116
Reserves and accumulated losses	(8,643,174)	(7,126,252)
	22,540,942	24,057,864

By Order of the Board
Lien Kait Long
Executive Director

Hong Kong, 13th September, 2002

China Strategic H

中策集團

(Incorporated in Hong Kon

INTERIM RESULTS FOR THE SIX M

The directors of China Strategic Holdings Limited (the "Company") announce that the unaudited condensed consolidated interim financial statements of the Company and its subsidiaries (the "Group") for the six months ended 30th June, 2002 together with comparative figures for the same period in 2001 are as follows:—

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30th June, 2002 HK$'000 (unaudited)	2001 HK$'000 (unaudited)
Turnover		1,706,190	1,869,118
Cost of sales		(1,421,501)	(1,670,895)
Gross profit		284,689	198,223
Other operating income	(2)	105,662	77,550
Distribution costs		(115,065)	(95,993)
Administrative expenses		(116,743)	(114,601)
Other expenses	(3)	(346,237)	(100,755)
Loss from operations	(4)	(187,694)	(35,576)
Net (loss) gain on disposal of interest in subsidiaries		(19,050)	9,953
Net loss on disposal/dilution of interest in associates		(1,010)	(275)
Finance costs		(53,809)	(46,143)
Share of results of associates		(25,374)	(1,521)
Loss before taxation		(286,937)	(73,562)
Taxation	(5)	(7,928)	(8,151)
Loss before minority interests		(294,865)	(81,713)
Minority interests		141,166	56,939
Net loss for the period		(153,699)	(24,774)
Loss per share — Basic and diluted	(6)	(32.9) cents	(5.4) cents

CONDENSED CONSOLIDATED BALANCE SHEET

	30th June, 2002 HK$'000 (unaudited)	31st December, 2001 HK$'000 (audited)
Non-Current Assets		
Investment properties	40,272	49,341
Property, plant and equipment	2,104,567	2,452,199
Properties under/held for development	138,439	137,000
Payment for acquisition of land development rights	8,330	2,727
Goodwill	31,891	32,708
Interest in associates	257,420	176,268
Receivables - due after one year	26,219	302,439
Investments in securities	562,040	473,408
Loans to minority shareholders	26,954	26,765
	3,196,132	3,652,855
Current Assets		
Properties held for sale	75,062	32,881
Inventories	712,842	790,288
Trade debtors	624,807	481,024
Receivables - due within one year	755,657	107,195
Receivables due from associates	45,018	13,517
Other receivables, deposits and prepayments	295,807	298,722
Advances to contractors	9,439	9,439
Income and other tax recoverable	1,207	208
Investments in securities	40,000	40,000
Bank balances and cash	477,749	744,927
Pledged bank deposits	9,578	83,520
	3,047,166	2,601,721
Current Liabilities		
Creditors and accrued charges	392,514	431,885
Other payables	695,564	563,821
Loans payables	280,000	—
Payables due to related companies	38,076	36,492
Payables due to associates	98	9,625
Income and other taxes payable	9,169	32,871
Bank loans and other borrowings	877,803	922,272
	2,293,224	1,996,966
Net Current Assets	753,942	604,755
	3,950,074	4,257,610

Capital and Reserves

	Notes		
Share of results of associates		(25,374)	(1,521)
Loss before taxation		(286,937)	(73,562)
Taxation	(5)	(7,928)	(8,151)
Loss before minority interests		(294,865)	(81,713)
Minority interests		141,166	56,939
Net loss for the period		(153,699)	(24,774)
Loss per share — Basic and diluted	(6)	(32.9) cents	(5.4) cents

CONDENSED CONSOLIDATED BALANCE SHEET

	30th June, 2002 *HK$'000* (unaudited)	31st December, 2001 *HK$'000* (audited)
Non-Current Assets		
Investment properties	40,272	49,341
Property, plant and equipment	2,104,567	2,452,199
Properties under/held for development	138,439	137,000
Payment for acquisition of land and development rights	8,330	2,727
Goodwill	31,891	32,708
Interest in associates	257,420	176,268
Receivables - due after one year	26,219	302,439
Investments in securities	562,040	473,408
Loans to minority shareholders	26,954	26,765
	3,196,132	3,652,855
Current Assets		
Properties held for sale	75,062	32,881
Inventories	712,842	790,288
Trade debtors	624,807	481,024
Receivables - due within one year	755,657	107,195
Receivables due from associates	45,018	13,517
Other receivables, deposits and prepayments	295,807	298,722
Advances to contractors	9,439	9,439
Income and other tax recoverable	1,207	208
Investments in securities	40,000	40,000
Bank balances and cash	477,749	744,927
Pledged bank deposits	9,578	83,520
	3,047,166	2,601,721
Current Liabilities		
Creditors and accrued charges	392,514	431,885
Other payables	695,564	563,821
Loans payables	280,000	—
Payables due to related companies	38,076	36,492
Payables due to associates	98	9,625
Income and other taxes payable	9,169	32,871
Bank loans and other borrowings	877,803	922,272
	2,293,224	1,996,966
Net Current Assets	753,942	604,755
	3,950,074	4,257,610
Capital and Reserves		
Share capital	55,298	46,098
Reserves	2,029,234	2,174,692
	2,084,532	2,220,790
Minority Interests	1,142,975	1,323,582
Non-Current Liabilities		
Bank loans and other borrowings - due after one year	602,264	593,121
Deposits received	76,638	76,638
Loans from minority shareholders	43,665	43,479
	722,567	713,238
	3,950,074	4,257,610

Notes:

1. **SEGMENTAL INFORMATION**

Business segments

For management purposes, the Group is currently organised into the following divisions. These divisions are the basis on which the Group reports its primary segment information.

An analysis of the Group's revenue and contribution to operating results by business segments is as follows:

	Toll highway operation *HK$'000* *(Note b)*	Tires *HK$'000*	Heavy industry *HK$'000*	Consumer goods *HK$'000* *(Note a)*	Electronic products *HK$'000* *(Note a)*	Pharmaceutical products *HK$'000*	Property investment *HK$'000*	Hotel operation *HK$'000*	Investment in securities, loan receivables *HK$'000*	Others *HK$'000*	Elimination *HK$'000*	Consolidated *HK$'000*
For the period ended 30th June, 2002												
REVENUE												
External	25,134	1,377,208	129,406	—	—	141,159	8,860	21,452	63,289	15,407	—	1,781,975
Inter-segment	—	—	—	—	—	—	—	—	—	492	(492)	—
Total revenue	25,134	1,377,208	129,406	—	—	141,159	8,860	21,452	63,289	15,899	(492)	1,781,975
RESULT												
Segment result	(70,219)	(94,101)	15,539	—	—	(6,049)	(12,069)	(1,027)	(23,065)	12,994	—	(178,067)
Unallocated corporate expenses												(39,504)
Interest income												28,417
Dividend income												1,460
Loss from operations												(187,694)
Finance costs												(53,809)
Net loss on disposal of interest in subsidiaries												(19,050)
Net loss on disposal/dilution of interest in associates												(1,010)
Share of results of associates												(25,374)
Loss before taxation												(286,937)

Inter-segment revenue is charged at market rates.

tegic Holdings Limited

集團有限公司

ıted in Hong Kong with limited liability)

THE SIX MONTHS ENDED 30TH JUNE, 2002

ınsolidated
June, 2002

2001
HK$'000
(unaudited)
1,869,118
(1,670,895)
198,223
77,550
(95,993)
(114,601)
(100,755)
(35,576)
9,953
(275)
(46,143)
(1,521)
(73,562)
(8,151)
(81,713)
56,939
(24,774)
(5.4) cents

t December,
2001
HK$'000
(audited)
49,341
2,452,199
137,000
2,727
32,708
176,268
302,439
473,408
26,765
3,652,855
32,881
790,288
481,024
107,195
13,517
298,722
9,439
208
40,000
744,927
83,520
2,601,721
431,885
563,821
—
36,492
9,625
32,871
922,272
1,996,966
604,755

	Tires *HK$'000*	Heavy industry *HK$'000*	Consumer goods *HK$'000* *(Note a)*	Electronic products *HK$'000* *(Note a)*	Property investment *HK$'000*	Hotel operation *HK$'000*	Investment in securities, loan receivables *HK$'000*	Newspaper publishing *HK$'000* *(Note c)*	Others *HK$'000*	Elimination *HK$'000*	Consolidated *HK$'000*
For the period ended 30th June, 2001											
REVENUE											
External	1,541,853	64,355	94,360	23,102	74,142	24,925	21,028	46,381	19,828	—	1,909,974
Inter-segment	—	—	—	—	—	—	—	—	1,117	(1,117)	—
Total revenue	1,541,853	64,355	94,360	23,102	74,142	24,925	21,028	46,381	20,945	(1,117)	1,909,974
RESULT											
Segment result	4,086	11,522	7,387	19	(32,533)	3,826	(5,029)	(38,887)	2,514	—	(47,095)
Unallocated corporate expenses											(25,175)
Interest income											33,554
Dividend income											3,140
Loss from operations											(35,576)
Finance costs											(46,143)
Net gain on disposal of interest in subsidiaries											9,953
Net loss on disposal/dilution of interest in associates											(275)
Share of results of associates											(1,521)
Loss before taxation											(73,562)

Inter-segment revenue is charged at market rates.

Notes:

(a) In January 2002, the Group's interest in Ningbo Zhongce Taifeng Food Company Limited ("Taifeng Food") and Hangzhou Zhongce Electrics Co., Limited ("Hangzhou Electrics") were disposed of respectively. Taifeng Food is mainly engaged in manufacturing and trading of food products while Hangzhou Electrics is engaged in manufacturing and trading of electronic products, representing the business segment of consumer goods and electronic products respectively.

Upon the completion of the disposal, the Group had no interest in Taifeng Food and Hangzhou Electrics and the business segments of consumer goods and electronic products were regarded as discontinued operation in 2002.

(b) In September 2002, China Land Group Limited, a subsidiary of the Company entered into a memorandum of understanding to dispose of the interest in a subsidiary engaged in toll highway operation. Upon the completion of the disposal, the Group will have no interest in the business of toll highway operation.

(c) In December, 2001, the Group's interest in Actiwater Resources Limited ("Actiwater"), which is mainly engaged in newspaper publishing, was disposed of to Sing Pao Media Group Limited. The gain on disposal of Actiwater was approximately HK$93,806,000. Upon the completion of the disposal, the business segment of newspaper publishing was regarded as discontinued operation in 2001.

Geographical segments

The following provides an analysis of the Group's turnover and contribution to (loss) profit from operations by geographic market, irrespective of the origin of the goods/services:

	Turnover Six months ended 30th June,		Contribution to loss from operations Six months ended 30th June,	
	2002 *HK$'000*	2001 *HK$'000*	2002 *HK$'000*	2001 *HK$'000*
The People's Republic of China, other than Hong Kong (the "PRC")	1,576,636	1,804,617	(129,580)	62,117
Hong Kong	112,334	64,501	(86,816)	(63,543)
Overseas	17,220	—	8,642	(24,472)
	1,706,190	1,869,118	(207,754)	(25,898)
Finance costs			(53,809)	(46,143)
Share of results of associates			(25,374)	(1,521)
Loss before taxation			(286,937)	(73,562)

2. **OTHER OPERATING INCOME**

	Six months ended 30th June, 2002 *HK$'000*	2001 *HK$'000*
Gain on disposal of investments in securities	63,289	—
Interest income	28,417	33,554
Unrealised gain on investments in securities	—	21,028
Dividend income from listed investments	1,460	3,140
Gain on disposal of property, plant and equipment	231	45
Others	12,265	19,783
	105,662	77,550

(275)
(46,143)
(1,521)
(73,562)
(8,151)
(81,713)
56,939
(24,774)

(5.4) cents

t December, 2001 HK$'000 (audited)

49,341
2,452,199
137,000
2,727
32,708
176,268
302,439
473,408
26,765
3,652,855

32,881
790,288
481,024
107,195
13,517
298,722
9,439
208
40,000
744,927
83,520
2,601,721

431,885
563,821
—
36,492
9,625
32,871
922,272
1,996,966
604,755
4,257,610

46,098
2,174,692
2,220,790
1,323,582

593,121
76,638
43,479
713,238
4,257,610

s on which the

Elimination HK$'000	Consolidated HK$'000
—	1,781,975
(492)	—
(492)	1,781,975
—	(178,067)
	(39,504)
	28,417
	1,460
	(187,694)
	(53,809)
	(19,050)
	(1,010)
	(25,374)
	(286,937)

Loss from operations	(46,143)
Finance costs	
Net gain on disposal of interest in subsidiaries	9,953
Net loss on disposal/dilution of interest in associates	(275)
Share of results of associates	(1,521)
	(73,562)
Loss before taxation	

Inter-segment revenue is charged at market rates.

Notes:

(a) In January 2002, the Group's interest in Ningbo Zhongce Taifeng Food Company Limited ("Taifeng Food") and Hangzhou Zhongce Electrics Co., Limited ("Hangzhou Electrics") were disposed of respectively. Taifeng Food is mainly engaged in manufacturing and trading of food products while Hangzhou Electrics is engaged in manufacturing and trading of electronic products, representing the business segment of consumer goods and electronic products respectively.

Upon the completion of the disposal, the Group had no interest in Taifeng Food and Hangzhou Electrics and the business segments of consumer goods and electronic products were regarded as discontinued operation in 2002.

(b) In September 2002, China Land Group Limited, a subsidiary of the Company entered into a memorandum of understanding to dispose of the interest in a subsidiary engaged in toll highway operation. Upon the completion of the disposal, the Group will have no interest in the business of toll highway operation.

(c) In December, 2001, the Group's interest in Actiwater Resources Limited ("Actiwater"), which is mainly engaged in newspaper publishing, was disposed of to Sing Pao Media Group Limited. The gain on disposal of Actiwater was approximately HK$93,806,000. Upon the completion of the disposal, the business segment of newspaper publishing was regarded as discontinued operation in 2001.

Geographical segments

The following provides an analysis of the Group's turnover and contribution to (loss) profit from operations by geographic market, irrespective of the origin of the goods/services:

	Turnover Six months ended 30th June, 2002 HK$'000	2001 HK$'000	Contribution to loss from operations Six months ended 30th June, 2002 HK$'000	2001 HK$'000
The People's Republic of China, other than Hong Kong (the "PRC")	1,576,636	1,804,617	(129,580)	62,117
Hong Kong	112,334	64,501	(86,816)	(63,543)
Overseas	17,220	—	8,642	(24,472)
	1,706,190	1,869,118	(207,754)	(25,898)
Finance costs			(53,809)	(46,143)
Share of results of associates			(25,374)	(1,521)
Loss before taxation			(286,937)	(73,562)

2. OTHER OPERATING INCOME

	Six months ended 30th June, 2002 HK$'000	2001 HK$'000
Gain on disposal of investments in securities	63,289	—
Interest income	28,417	33,554
Unrealised gain on investments in securities	—	21,028
Dividend income from listed investments	1,460	3,140
Gain on disposal of property, plant and equipment	231	45
Others	12,265	19,783
	105,662	77,550

3. OTHER EXPENSES

	Six months ended 30th June, 2002 HK$'000	2001 HK$'000
Unrealised loss on investments in securities	41,768	—
Impairment loss recognised in respect of investments in securities	44,585	—
Impairment losses recognised in respect of property, plant and equipment	236,525	—
Impairment loss recognised in respect of properties held for sale	1,185	—
Impairment loss recognised in respect of investment properties	9,069	—
Impairment loss recognised in respect of inventories	6,885	—
Amortisation of goodwill	817	2,332
Allowance for bad and doubtful debts	—	55,287
Loss on disposal of investments in securities	—	23,621
Impairment loss recognised in respect of goodwill of associates	—	11,078
Impairment loss recognised in respect of interest in associates	—	3,591
Others	5,403	4,846
	346,237	100,755

4. LOSS FROM OPERATIONS

Loss from operations has been arrived at after charging:

	Six months ended 30th June, 2002 HK$'000	2001 HK$'000
Depreciation and amortisation of property, plant and equipment	73,940	82,630
Amortisation of intangible assets included in administrative expenses	817	2,692

5. TAXATION

	Six months ended 30th June, 2002 HK$'000	2001 HK$'000
The charge comprises:		
Taxation in other jurisdictions	7,928	7,428
Share of taxation of associates	—	723
	7,928	8,151

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

6. LOSS PER SHARE

The calculation of the basic loss per share is based on the net loss for the period of HK$153,699,000 (HK$24,774,000 for the six months ended 30th June, 2001) and on the adjusted weighted average of 467,586,677 (460,978,942 for the six months ended 30th June, 2001) ordinary shares in issue during the period.

The computation of diluted loss per share does not assume the exercise of the share options as their exercise would result in a decrease in loss per share.

INTERIM DIVIDEND

The directors do not recommend the payment of an interim dividend for the six months ended 30th June, 2002 (2001: Nil).

ANALYSIS OF THE GROUP'S PERFORMANCE

The Group's turnover for the six months ended 30th June, 2002 totaled HK$1.706 billion, representing a decrease of 8.7% from HK$1.869 billion over the comparable period last year. The Group for the first time recorded turnover in toll highway operation and pharmaceutical products contributed from China Land Group Limited and Tung Fong Hung Investment Limited respectively. The turnover in consumer goods, electronic products and newspaper publishing operations was not consolidated as a result of restructuring or disposal of those operations.

The Group's unaudited consolidated loss for the six months ended 30th June, 2002 amounted to HK$153.7 million. This was primarily due to operating losses incurred in the Group's tires operation, toll highway operation, investments in properties and in securities, the amount of which included the provision for impairment losses on toll highway, and property, plant and equipments as well as investment in securities.

LIQUIDITY AND FINANCIAL RESOURCES

During the first half of 2002, the Group financed its operations through cash generated from its business activities, banking facilities provided by its bankers and disposing of investments.

The Group's short-term borrowing has been reduced from HK$922 million as at 31st December, 2001 to approximately HK$878 million as at 30th June, 2002. Long-term borrowing has been increased from HK$593 million as at 31st December, 2001 to approximately HK$602 million as at 30th June, 2002. As a result, the Group's total borrowing has been reduced from HK$1,515 million as at 31st December, 2001 to approximately HK$1,480 million as at 30th June, 2002 representing a decrease of 2.3%. The gearing ratio, calculated to the total long-term borrowing divided by total shareholders funds increased from 26.7% to 28.9%.

Cash and bank balances amounted to approximately HK$487 million, most of which were denominated in Hong Kong dollars and Australian dollars. The Company was not exposed to any material exchange rate fluctuation during the period under review.

SIGNIFICANT INVESTMENTS

China Enterprises Limited (carried on business in Hong Kong as China Tire Holdings Limited)

During the period, tire prices remained flat amidst the highly competitive tire market but the prices of major raw materials such as natural rubber and nylon cord have moved up. Despite the above, China Enterprises was able to maintain a 7.2% revenue growth with revenue climbed up to Rmb1.46 billion as compared to Rmb1.36 billion recorded in the same period last year due to China Enterprises Limited's ("China Enterprises") efforts to reorganize its product strategy into marketable and higher margin products and discontinue those of lower profit margins. There was a notable increase in the sales of radial tire of 22.1% and bicycle tire of 18.3%. Gross profit margin improved from 12.97% to 13.49%. China Enterprises was able to control the rising cost of production while benefiting from the sales of higher margin products at the same time.

Compared to the same period last year, due to the discontinuance of free delivery services as well as the stringent cost cutting efforts coupled with the more efficient and effective administrative and marketing strategy introduced by the management, selling and administrative expenses decreased 27.6% to Rmb114.9 million.

For the six months ended 30th June, 2002. China Enterprises incurred a consolidated net loss of Rmb23 million (2001 : net loss of Rmb18 million), which was mainly attributable to an impairment loss provision of long-lived asset in an operating subsidiary.

On 19th September, 2002, China Enterprises announced that the New York Stock Exchange ("NYSE") informed the company that the NYSE intended to suspend trading in the China Enterprises' common stock prior to the Exchange's opening on Friday, 27th September, 2002 for failure to meet the NYSE's continuing listing standards. China Enterprises intends to request a review of the NYSE's decision according to NYSE appeal procedures. Following the review, if China Enterprises is unsuccessful in its appeal, the NYSE may apply to the Securities and Exchange Commission to delist the common stock of China Enterprises from the NYSE.

China Land Group Limited

China Land Group Limited ("China Land") incurred a loss attributable to shareholders for the first half year of 2002 amounted to HK$73.6 million compared to HK$38.1 million for the corresponding period in the previous year. The loss incurred during the period was mainly attributable to provision for impairment losses in respect of toll highway, properties and the finance costs resulted from bank borrowing used to finance the construction of Shenzhen Highway.

Subject to the completion of the subscription agreement, the placing agreement, the First, Second and Third sale and purchase agreements and by the approvals of the shareholders of China Land and the Registrar of Companies in Bermuda respectively, the name of China Land will be changed in order to reflect the principal business of China Land. A further announcement will be made on the proposed change of the new company name of China Land as soon as practicable.

After the completion of the above-mentioned group reorganisation exercise, China Land will focus its activities on hotel operations and investments and other leisure-related businesses and therefore will consider to dispose of those non-core businesses of the China Land.

Australia Net.Com Limited

Australia Net.Com Limited ("ANC"), an Australian Stock Exchange listed subsidiary, recorded a consolidated loss of A$1.19 million compared with operating profit after income tax of A$35,023 for the preceding period. The loss was mainly due to provision for diminition in value of investments. ANC is confident that given the substantial financial resources, it will continue to look at strategic investment opportunities as they arise.

Tung Fong Hung Investment Limited

Tung Fong Hung Investment Limited ("Tung Fong Hung"), a wholly owned subsidiary of the Company since November 2001, incurred a net loss of HK$18.5 million for the six months ended 30th June, 2002. The performance of the retailing business was dampened by the low local consumption sentiment as a result of the slow economic recovery.

Tung Fong Hung has been aggressively developing new products to suit the current market needs and widen the product range with an aim to simulate revenue. New herbal health product, "Chien-Ti-Qing-Hui-Wan" ("CTW"), has received overwhelming market response and has now become a steady income earner

such as natural rubber and nylon cord have moved up. Despite the above, China Enterprises was able to maintain a 7.2% revenue growth with revenue climbed up to Rmb1.46 billion as compared to Rmb1.36 billion recorded in the same period last year due to China Enterprises Limited's ("China Enterprises") efforts to reorganize its product strategy into marketable and higher margin products and discontinue those of lower profit margins. There was a notable increase in the sales of radial tire of 22.1% and bicycle tire of 18.3%. Gross profit margin improved from 12.97% to 13.49%. China Enterprises was able to control the rising cost of production while benefiting from the sales of higher margin products at the same time.

Compared to the same period last year, due to the discontinuance of free delivery services as well as the stringent cost cutting efforts coupled with the more efficient and effective administrative and marketing strategy introduced by the management, selling and administrative expenses decreased 27.6% to Rmb114.9 million.

For the six months ended 30th June, 2002. China Enterprises incurred a consolidated net loss of Rmb23 million (2001 : net loss of Rmb18 million), which was mainly attributable to an impairment loss provision of long-lived asset in an operating subsidiary.

On 19th September, 2002, China Enterprises announced that the New York Stock Exchange ("NYSE") informed the company that the NYSE intended to suspend trading in the China Enterprises' common stock prior to the Exchange's opening on Friday, 27th September, 2002 for failure to meet the NYSE's continuing listing standards. China Enterprises intends to request a review of the NYSE's decision according to NYSE appeal procedures. Following the review, if China Enterprises is unsuccessful in its appeal, the NYSE may apply to the Securities and Exchange Commission to delist the common stock of China Enterprises from the NYSE.

China Land Group Limited

China Land Group Limited ("China Land") incurred a loss attributable to shareholders for the first half year of 2002 amounted to HK$73.6 million compared to HK$38.1 million for the corresponding period in the previous year. The loss incurred during the period was mainly attributable to provision for impairment losses in respect of toll highway, properties and the finance costs resulted from bank borrowing used to finance the construction of Shenzhen Highway.

Subject to the completion of the subscription agreement, the placing agreement, the First, Second and Third sale and purchase agreements and by the approvals of the shareholders of China Land and the Registrar of Companies in Bermuda respectively, the name of China Land will be changed in order to reflect the principal business of China Land. A further announcement will be made on the proposed change of the new company name of China Land as soon as practicable.

After the completion of the above-mentioned group reorganisation exercise, China Land will focus its activities on hotel operations and investments and other leisure-related businesses and therefore will consider to dispose of those non-core businesses of the China Land.

Australia Net.Com Limited

Australia Net.Com Limited ("ANC"), an Australian Stock Exchange listed subsidiary, recorded a consolidated loss of A$1.19 million compared with operating profit after income tax of A$35,023 for the preceding period. The loss was mainly due to provision for diminition in value of investments. ANC is confident that given the substantial financial resources, it will continue to look at strategic investment opportunities as they arise.

Tung Fong Hung Investment Limited

Tung Fong Hung Investment Limited ("Tung Fong Hung"), a wholly owned subsidiary of the Company since November 2001, incurred a net loss of HK$18.5 million for the six months ended 30th June, 2002. The performance of the retailing business was dampened by the low local consumption sentiment as a result of the slow economic recovery.

Tung Fong Hung has been aggressively developing new products to suit the current market needs and widen the product range with an aim to simulate revenue. New herbal health product, "Chien-Ti-Qing-Hui-Wan" ("CTW"), has received overwhelming market response, and has now become a steady income earner.

The western pharmaceutical manufacturer, Jean-Marie Pharmacal Company Limited, has recently completed its official certification of the "Good Manufacturing Practice" ("GMP") qualification. Becoming one of the very few GMP certified manufacturers in Hong Kong, Jean-Marie will be barrier-free to enter into the big, unexplored local and overseas markets in the hospital sectors.

Meanwhile, Tung Fong Hung is also concentrating on streamlining the organizational structure to improve the operational efficiency and enhance cost control awareness so as to put it in a stronger financial position to face the coming challenges.

PROSPECTS

With a looming uncertainty on the speed of recovery of global economy evidenced by slow and anaemic consumption prospects in US, Japan and Europe and further heightened by the recent tension in the Middle East, deflationary concerns continues to plague the global economy.

However, with a highly untapped consumption market, China is expected to be a high growth area in the global arena. With its accession into the World Trade Organization, its successful bid for the 2008 Olympic Games and the expected stabilizing transition of power in the coming 16th People Congress, China has demonstrated its political stability and most importantly as its steadfast aim to become a global economic powerhouse.

The Group shall focus its investment strategy on identifying China related investments which can add value. The Group has identified the hospitality and property sectors in China as a lucrative and high growth sector while further enhancing its current industrial portfolio.

CORPORATE DEVELOPMENTS

In February 2002, Million Good Limited, a wholly-owned subsidiary of China Enterprises Limited ("China Enterprises") which is owned as to 55.2% effective equity interest and 88.8% effective voting interest by the Company, and Ananda Wing On Travel (Holdings) Limited ("Ananda") entered into a subscription agreement (the "Subscription Agreement") in respect of the subscription of 4,800,000,000 new shares of HK$0.01 each in the capital of Ananda at an issue price of HK$0.027 per share which will be paid upon completion of the Subscription Agreement. At the same time, China Enterprises and Ananda entered into a subscription agreement (the "CN Agreement") regarding the subscription of the convertible note issued by Ananda to China Enterprises or its nominee for a consideration of HK$120,000,000 which will be paid upon completion of the CN Agreement. Further details can be found in the circular to shareholders dated 4th March, 2002. Completion of the aforesaid transactions took place in April, 2002.

In June 2002, Calisan Developments Limited ("Calisan") and Well Orient Limited ("Well Orient") are substantial shareholders of the Company and have agreed to place, through Tai Fook Securities Company Limited ("Tai Fook") on a best effort basis, an aggregate of 92,000,000 existing shares of the Company to independent investors at a price of HK$0.20 per share. At the same date, the Company, Calisan and Well Orient as subscribers, whereby each of Calisan and Well Orient agreed to subscribe for 50% of the shares of the Company place under the placing agreement dated 6th June, 2002, entered into among Calisan, Well Orient and Tai Fook subject to a maximum of 46,000,000 new shares of the Company and 46,000,000 new shares of the Company respectively at the price of HK$0.20 per subscription share. Completion of the transaction took place in June 2002. Further details of the transaction are set out in the announcement dated 7th June, 2002.

In June 2002, the Company as the subscriber and Companion Building Material International Holdings Limited ("Companion") entered into a subscription agreement in relation to the subscription for 20,000,000,000 shares in Companion at a total subscription price of HK$200,000,000. Further details of the transaction are set out in the joint announcement dated 7th June, 2002. Completion of the aforesaid transaction took place in September, 2002.

In July 2002, a project management services agreement entered into between the Company and Paul Y. Project Management International Limited, a wholly-owned subsidiary of Paul Y. - ITC Construction Holdings Limited, in respect of the provision of project management services for the development of the Liqiao Industrial Park at Shunyi District, Beijing, the PRC for a term of five years and for a total remuneration of not more than HK$9,000,000. Further details of the transaction are set out in the announcement dated 9th July, 2002.

In July 2002, the Company announced to propose to raise net proceeds of approximately HK$40 million by issuing not less than 276,489,471 new shares by the rights issue with the bonus issue at a price of HK$0.15 per rights share. The Company will provisionally allot one rights share for every two existing shares held by the qualifying shareholders on the record date with bonus warrants in the proportion of three units of subscription rights with initial subscription price of HK$0.16 for every five rights shares taken up. Completion of rights issue with bonus issue took place in August, 2002.

In July 2002, the Company announced to propose an extensive group reorganization, the principal elements included the entering into of the subscription agreement, the placing agreement, the first, second and third sale and purchase agreements by China Land Group Limited ("China Land"), a 65.6% owned subsidiary of the Company. Upon completion of the proposal agreements, the Company's interest in China Land would be diluted from 65.6% to 22.0% of the issued share capital of China Land as enlarged by the subscription shares, the placing shares and the consideration shares. Further details of the transaction are set out in the joint announcement dated 26th July, 2002.

NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

As at 30th June, 2002, the Group employed approximately 12,315 staff. Remuneration packages comprised of salary and year-end bonuses based on individual merits. No share options were granted or exercised during the period ended 30th June, 2002.

CONTINGENT LIABILITIES

(a) At 30th June, 2002, the Group had given guarantees to banks in respect of banking facilities granted to outsiders and an associate with the aggregate amount of approximately HK$189 million (31.12.2001: HK$183 million).

(b) In August 1999, the architect of Paul Y. Plaza located in Guangzhou, the PRC initiated legal proceedings against Eventic Limited ("Eventic"), a wholly-owned subsidiary of China Land in respect of a claim for payment of service fees and other expenses of HK$0.6 million and HK$6.6 million respectively. Eventic is engaged the architect for architectural services in respect of Paul Y. Plaza.

Eventic has vigorously defended the claims and made a counterclaim for loss and damages suffered due to insufficient supervision services provided by the architect.

In view of the counterclaim made by Eventic, the architect amended its total claims to HK$7.7 million. At the date of this announcement, the proceedings are still ongoing. After taking into consideration the advice of China Land's legal counsel, the directors consider the outcome of the proceedings will not have material adverse financial effect on the Group.

(c) In July 2001, 惠州緯通房產有限公司 Huizhou World Express Property Ltd. ("Huizhou World Express"), an indirect non-wholly owned subsidiary of China Land as developer, initiated legal proceedings against the Huizhou Municipal Government of the Guangdong Province, the PRC, in its capacity as the guarantor of 惠州市嘉城集團有限公司 Huizhou Jia Cheng Group Co., Ltd. ("Huizhou Jia Cheng"), the main contractor in the construction of Hongkong Macau Square, under a guarantee letter dated 7th September, 1994 executed by the Huizhou Municipal Government in favour of Huizhou World Express. The amount claimed by Huizhou World Express was approximately Rmb243.6 million, being the construction costs of approximately Rmb167 million paid by Huizhou World Express to Huizhou Jia Cheng together with the damages for the amount of approximately Rmb76.1 million.

As at date of this announcement, Huizhou World Express is awaiting for the hearing of the case. At this stage, the outcome cannot be predicted with certainty. As the total construction cost of Hongkong Macau Square has already been written off, the directors are of the opinion that there is unlikely to be any material adverse financial impact on the Group in the event that the final judgement is not in favour of Huizhou World Express.

(d) In June 2002, a sub-contractor of Paul Y. Plaza, initiated legal proceedings against Eventic, in respect of a claim for payment of sub-contract works for approximately Rmb5.2 million.

Eventric has vigorously defended the claim as there was no contractual relationship between Eventic and the sub-contractor. Eventic has also made a counterclaim for the balance of unused advance payment and overpayment of approximately Rmb4.2 million and Rmb0.8 million respectively paid to the sub-contractor.

As at the date of this announcement, the proceedings are still ongoing and the sub-contractor is required to file a reply and defence to the court.

The Directors are of the opinion that there is unlikely to be any material adverse financial impact on the Group in the event that the final judgement is not in favour of Eventic.

PLEDGE OF ASSETS

At 30th June, 2002 and 31st December, 2001 the following assets were pledged to secure credit facilities granted to the Group:

(a) Investment properties with a carrying value of HK$10,410,000 (31.12.2001: HK$17,630,000).

(b) Certain property, plant and equipment with a carrying value of HK$125,546,000 (31.12.2001: HK$234,462,000).

(c) Investment in securities of HK$1,929,000 (31.12.2001 HK$5,244,000).

(d) Certain shares in associates with carrying value of approximately HK$53,194,000 (31.12.2001: HK$53,194,000).

(e) Bank deposits of HK$9,578,000 (31.12.2001: HK$83,520,000).

Eventic Limited ("Eventic"), a wholly-owned subsidiary of China Land in respect of a claim for payment of service fees and other expenses of HK$0.6 million and HK$6.6 million respectively. Eventic is engaged the architect for architectural services in respect of Paul Y. Plaza.

Eventic has vigorously defended the claims and made a counterclaim for loss and damages suffered due to insufficient supervision services provided by the architect.

In view of the counterclaim made by Eventic, the architect amended its total claims to HK$7.7 million. At the date of this announcement, the proceedings are still ongoing. After taking into consideration the advice of China Land's legal counsel, the directors consider the outcome of the proceedings will not have material adverse financial effect on the Group.

(c) In July 2001, 惠州緯通房產有限公司 Huizhou World Express Property Ltd. ("Huizhou World Express"), an indirect non-wholly owned subsidiary of China Land as developer, initiated legal proceedings against the Huizhou Municipal Government of the Guangdong Province, the PRC, in its capacity as the guarantor of 惠州市嘉城集團有限公司 Huizhou Jia Cheng Group Co., Ltd. ("Huizhou Jia Cheng"), the main contractor in the construction of Hongkong Macau Square, under a guarantee letter dated 7th September, 1994 executed by the Huizhou Municipal Government in favour of Huizhou World Express. The amount claimed by Huizhou World Express was approximately Rmb243.6 million, being the construction costs of approximately Rmb167 million paid by Huizhou World Express to Huizhou Jia Cheng together with the damages for the amount of approximately Rmb76.1 million.

As at date of this announcement, Huizhou World Express is awaiting for the hearing of the case. At this stage, the outcome cannot be predicted with certainty. As the total construction cost of Hongkong Macau Square has already been written off, the directors are of the opinion that there is unlikely to be any material adverse financial impact on the Group in the event that the final judgement is not in favour of Huizhou World Express.

(d) In June 2002, a sub-contractor of Paul Y. Plaza, initiated legal proceedings against Eventic, in respect of a claim for payment of sub-contract works for approximately Rmb5.2 million.

Eventric has vigorously defended the claim as there was no contractual relationship between Eventic and the sub-contractor. Eventic has also made a counterclaim for the balance of unused advance payment and overpayment of approximately Rmb4.2 million and Rmb0.8 million respectively paid to the sub-contractor.

As at the date of this announcement, the proceedings are still ongoing and the sub-contractor is required to file a reply and defence to the court.

The Directors are of the opinion that there is unlikely to be any material adverse financial impact on the Group in the event that the final judgement is not in favour of Eventic.

PLEDGE OF ASSETS

At 30th June, 2002 and 31st December, 2001 the following assets were pledged to secure credit facilities granted to the Group:

(a) Investment properties with a carrying value of HK$10,410,000 (31.12.2001: HK$17,630,000).

(b) Certain property, plant and equipment with a carrying value of HK$125,546,000 (31.12.2001: HK$234,462,000).

(c) Investment in securities of HK$1,929,000 (31.12.2001 HK$5,244,000).

(d) Certain shares in associates with carrying value of approximately HK$53,194,000 (31.12.2001: HK$53,194,000).

(e) Bank deposits of HK$9,578,000 (31.12.2001: HK$83,520,000).

(f) The right to receive toll fee income of a subsidiary engaged in the toll-highway operation has been pledged to a bank to secure the credit facilities granted to the Group.

In addition, all the assets of a subsidiary of the Group has been pledged to a bank to secure credit facilities granted to the Group.

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES

There was no purchase, sale or redemption of the listed shares of the Company by the Company or its subsidiaries during the period.

CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not complied with the Code of Best Practice (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the accounting period covered by the interim report, except that the Independent Non-Executive Directors of the Company are not appointed for specific terms as subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Articles of Association.

AUDIT COMMITTEE

The audit committee of the Company comprises Mr. David Edwin Bussmann and Ms. Choy Hok Man, Constance who are Independent Non-Executive Directors. The audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussing auditing, internal control and financial reporting matters including the review of the unaudited interim financial report for the six months ended 30th June, 2002.

PUBLICATION OF DETAILED INTERIM RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed interim results announcement containing all information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website (http://www.hkex.com.hk) in due course.

By Order of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 25th September, 2002

File No. 82-3596

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

CHINA LAND GROUP LIMITED

(Incorporated in Bermuda with limited liability)

ANANDA WING ON TRAVEL (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

DISCLOSEABLE TRANSACTION FOR CHINA STRATEGIC

Deemed disposal of China Land

CONNECTED TRANSACTION FOR CHINA STRATEGIC

Proposed acquisition of Rosedale Hotel Group Limited by China Land

MAJOR TRANSACTIONS FOR CHINA STRATEGIC

Proposed acquisition of Ananda Wing On's entire interest in Shropshire Property Limited by China Land
Proposed acquisition of Rosedale Hotel Group Limited by China Land
Proposed acquisition of Makerston Limited by China Land

MAJOR TRANSACTIONS FOR CHINA LAND

Proposed acquisition of Ananda Wing On's entire interest in Shropshire Property Limited
Proposed acquisition of Rosedale Hotel Group Limited
Proposed acquisition of Makerston Limited

CONNECTED TRANSACTIONS FOR CHINA LAND

Proposed subscription of new shares by Ananda Wing On
Proposed acquisition of Ananda Wing On's entire interest in Shropshire Property Limited and issue of new shares

DISCLOSEABLE AND CONNECTED TRANSACTIONS FOR ANANDA WING ON

Proposed subscription of new shares in China Land
Proposed acquisition of Ananda Wing On's entire interest in Shropshire Property Limited by China Land and issue of new shares in China Land

Proposed placing of new shares in China Land
Proposed increase in authorised share capital of China Land and general mandates to issue and repurchase shares
Proposed change of name of China Land

Financial adviser

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

The respective circulars regarding the major, discloseable and connected transactions for China Strategic, major and connected transactions for China Land, and discloseable and connected transactions for Ananda Wing On will be despatched on 5th October, 2002.

The directors of China Land and Ananda Wing On wish to inform their shareholders that to ensure no additional costs is incurred by Luoyang Golden Gulf Hotel Co. for the transfer of the land use right of the land on which Golden Gulf Hotel is erected, at the request of China Land, on 2nd October, 2002, Ananda Wing On gave an undertaking to China Land. Pursuant to the undertaking, Ananda Wing On has undertaken to indemnify China Land against any loss which China Land and, or any member of the Shropshire group may suffer as a result of failure to transfer the land use right of such land by Luoyang Power Supply Bureau to Luoyang Golden Gulf Hotel Co., including the payment of any land premium for such transfer.

The directors of Ananda Wing On would like to inform its shareholders the progress of the subscription of 3,000,000,000 shares in Ananda Wing On at HK$0.08 per share to Japan Air System Hong Kong Limited, Dobetta Enterprises Ltd. and Beijing Tourism Group pursuant to the subscription agreements all dated 31st May, 2002. Reference is made to the announcement of Ananda Wing On dated 3rd June, 2002 and the subsequent circular

The respective circulars regarding the major, discloseable and connected transactions for China Strategic, major and connected transactions for China Land, and discloseable and connected transactions for Ananda Wing On will be despatched on 5th October, 2002.

The directors of China Land and Ananda Wing On wish to inform their shareholders that to ensure no additional costs is incurred by Luoyang Golden Gulf Hotel Co. for the transfer of the land use right of the land on which Golden Gulf Hotel is erected, at the request of China Land, on 2nd October, 2002, Ananda Wing On gave an undertaking to China Land. Pursuant to the undertaking, Ananda Wing On has undertaken to indemnify China Land against any loss which China Land and, or any member of the Shropshire group may suffer as a result of failure to transfer the land use right of such land by Luoyang Power Supply Bureau to Luoyang Golden Gulf Hotel Co., including the payment of any land premium for such transfer.

The directors of Ananda Wing On would like to inform its shareholders the progress of the subscription of 3,000,000,000 shares in Ananda Wing On at HK$0.08 per share to Japan Air System Hong Kong Limited, Dobetta Enterprises Ltd. and Beijing Tourism Group pursuant to the subscription agreements all dated 31st May, 2002. Reference is made to the announcement of Ananda Wing On dated 3rd June, 2002 and the subsequent circular of Ananda Wing On dated 17th June, 2002. As at the date of this announcement, 500,000,000 shares in Ananda Wing On has been issued to each of Dobetta Enterprises and Beijing Tourism Group and an aggregate proceeds of HK$80 million has been received by Ananda Wing On. The subscription of 2,000,000,000 shares in Ananda Wing On by Japan Air System with total proceeds of HK$160 million has not been completed as at the date of this announcement and the directors of Ananda Wing On have verbally agreed with it to postpone the completion of subscription of shares in Ananda Wing On till the end of November 2002. Ananda Wing On has confirmed that if such proceeds of HK$160 million from the subscription of shares in Ananda Wing On by Japan Air System are not received, the sum of approximately HK$160 million for the subscription of shares in China Land pursuant to the subscription agreement dated 22nd July, 2002 will be funded by additional banking facilities which have been granted in principle by a bank to Ananda Wing On.

Reference is made to the joint announcement dated 26th July, 2002, in relation to, amongst other things, the proposed extensive group reorganisation of China Strategic and the entering into of the subscription agreement, the placing agreement, the first, second and third sale and purchase agreements and the subsequent joint announcements dated 16th August, 2002 and 9th September, 2002 made by the respective boards of directors of China Strategic, China Land and Ananda Wing On regarding the extension of time to despatch the circulars referred to below. Terms used in this joint announcement shall have the same meaning as defined in the circulars unless the context requires otherwise.

The directors of China Land and Ananda Wing On wish to inform their shareholders that to ensure no additional costs is incurred by Luoyang Golden Gulf Hotel Co. for the transfer of the land use right of the land on which Golden Gulf Hotel is erected, at the request of China Land, on 2nd October, 2002, Ananda Wing On gave an undertaking to China Land. Pursuant to the undertaking, Ananda Wing On has undertaken to indemnify China Land against any loss which China Land and, or any member of the Shropshire group may suffer as a result of failure to transfer the land use right of such land by Luoyang Power Supply Bureau to Luoyang Golden Gulf Hotel Co., including the payment of any land premium for such transfer. The liability of Ananda Wing On pursuant to the undertaking does not apply to, inter alia, any loss attributable to (i) the ownership of or title in such land or the use thereof after the ownership or title or right to use has been properly transferred to Luoyang Golden Gulf Hotel Co. or (ii) any voluntary act or omission or negligence on the part of any member of the China Land group and, or any member of the Shropshire group or (iii) any change in or interpretation of any legislation or regulation occurring or coming into force after the date of the undertaking and which is retrospective in effect. In addition, under the undertaking, if Ananda Wing On has paid any amount pursuant to the indemnity and any member of the China Land group and, or the Shropshire group subsequently recovers from a third party any amount directly related to such liability, the relevant member of the China Land group and, or the Shropshire group shall repay to Ananda Wing On such amount previously paid by it or a sum equivalent to the amount recovered from the third party less all costs incidental to such recovery, whichever is lower. It was estimated by a registered PRC property appraisal, that the land premium was approximately RMB39.7 million to be paid for the transfer of land use right.

The directors of Ananda Wing On would like to inform its shareholders about the progress of the subscription of 3,000,000,000 shares in Ananda Wing On at HK$0.08 per share to Japan Air System Hong Kong Limited, Dobetta Enterprises Ltd. and Beijing Tourism Group pursuant to the subscription agreements all dated 31st May, 2002.

Reference is made to the announcement of Ananda Wing On dated 3rd June, 2002 and the subsequent circular of Ananda Wing On dated 17th June, 2002. Pursuant to the subscription agreements all dated 31st May, 2002, Japan Air System, Dobetta Enterprises and Beijing Tourism Group will subscribe for 2,000,000,000, 500,000,000 and 500,000,000 shares in Ananda Wing On respectively. The net proceeds of HK$240 million from the subscription of shares in Ananda Wing On is intended to be used for investment in or acquisition by Ananda Wing On group of existing companies or operations in those business where appropriate. The conditions of the subscription agreements for the subscription of shares in Ananda Wing On have been fulfilled on 4th July, 2002. According to the subscription agreements for the subscription of shares in Ananda Wing On all dated 31st May, 2002, completion of the subscription of shares in Ananda Wing On is on the third business day after the satisfaction or waiver of the conditions, or such later date as Ananda Wing On and each of the subscribers may agree.

As at the date of this announcement, 500,000,000 shares in Ananda Wing On have been issued to each of Dobetta Enterprises and Beijing Tourism Group and an aggregate proceeds of HK$80 million has been received by Ananda Wing On. However, the subscription of 2,000,000,000 shares in Ananda Wing On by Japan Air System with total proceeds of HK$160 million has not been completed as at the date of this announcement. The completion of the subscription of shares in Ananda Wing On is delayed as Japan Air System is currently undertaking an internal corporate reorganisation. As Ananda Wing On group values the introduction of Japan Air System as a strategic investor, the directors of Ananda Wing On have verbally agreed with Japan Air System to postpone the completion of subscription of shares in Ananda Wing On till the end of November 2002. The subscription agreement dated 31st May, 2002 entered into between Ananda Wing On and Japan Air System is still valid, binding and enforceable as there is no long stop date specified in such agreement. A further announcement will be made on the progress of the subscription of shares in Ananda Wing On by Japan Air System if appropriate.

The directors of Ananda Wing On also wish to inform its shareholders that under the subscription agreement dated 22nd July, 2002, Ananda Wing On or a wholly owned subsidiary nominated by it will subscribe for an aggregate of 1,000,000,000 new shares in China Land at a subscription price of HK$0.30 per subscription share and the aggregate subscription price payable to China Land by Ananda Wing On for the subscription shares shall be HK$300 million. The amount of HK$240 million will be funded by internal cash resources, including proceeds of HK$160 million from subscription of shares in Ananda Wing On by Japan Air System, and the remaining amount of HK$60 million will be funded by bank and other borrowings. Ananda Wing On has confirmed that if such proceeds of HK$160 million from the subscription of shares in Ananda Wing On by Japan Air System are not received, the sum of approximately HK$160 million for the subscription of shares in China Land pursuant to the subscription agreement dated 22nd July, 2002 will be funded by additional banking facilities which have been granted in principle by a bank to Ananda Wing On. The directors of Ananda Wing On have reviewed the operations of Ananda Wing On and have concluded that there will be no material change in the net assets and that there will be sufficient working capital for the ongoing requirements of the Ananda Wing On's operations upon completion of the proposal agreements, even if the above mentioned funding of HK$160 million from the subscription of shares in Ananda Wing On by Japan Air System cannot be completed.

DESPATCH OF CIRCULARS

The circulars were required to be despatched to the respective shareholders of China Strategic, China Land and Ananda Wing On within 21 days from the date of the first joint announcement, being not later than 19th August, 2002, under the Listing Rules. Applications have been made to the Stock Exchange, and granted, for an extension of time limit for the despatch of the circulars to, on or before, 30th September, 2002. The respective board of China Strategic, China Land and Ananda Wing On wish to announce that due to reasons relating to the land premium of Luoyang Golden Gulf Hotel Co. and the issuing of an undertaking by Ananda Wing On to indemnify China Land against any liabilities arising from the said land premium, additional time is required to finalise the circulars, the circulars will be despatched on 5th October, 2002. In compliance with Rule 14.16(4) of the Listing Rules, the updated accountants' report of Rosedale Hotel group for each of the three years ended 31st March, 2002 and the three months ended 30th June, 2002 will be distributed to the shareholders of China Strategic and China Land before the date of their extraordinary general meeting and special general meeting respectively, which will be held on 28th October, 2002. Application has been made to the Stock Exchange for a further extension of time limit for the despatch of the circulars and waiver from strict compliance regarding the timing of certain financial information including the accountants' report on Rosedale Hotel group contained in the circulars of China Land and China Strategic.

The board of directors of China Strategic wishes to announce that the major, discloseable and connected transaction circular of China Strategic containing, amongst others, further information on the proposed reorganisation proposal, letter from the independent board committee, letter from the independent financial adviser and a notice convening the extraordinary general meeting of the shareholders of China Strategic to consider the proposed reorganisation proposal will be despatched to its shareholders on 5th October, 2002. A separate circular will contain the updated accountants' report of Rosedale Hotel group for each of the three years ended 31st March, 2002 and the three months ended 30th June, 2002.

The board of directors of China Land wishes to announce that the major and connected transaction circular of China Land containing, amongst others, further information on the proposed reorganisation proposal, letter from the independent board committee, letter from the independent financial adviser and a notice convening the special general meeting of the shareholders of China Land to consider the proposed reorganisation proposal will be despatched to its shareholders on 5th October, 2002. A separate circular will contain the updated accountants' report of Rosedale Hotel group for each of the three years ended 31st March, 2002 and the three months ended 30th June, 2002.

The board of directors of Ananda Wing On wishes to announce that the discloseable and connected transaction circular of Ananda Wing On containing, amongst others, further information on the subscription and the disposal, letter from the independent board committee, letter from the independent financial adviser and a notice convening the special general meeting of the shareholders of Ananda Wing On to consider the subscription and the disposal will be despatched to its shareholders on 5th October, 2002.

INFORMATION EXTRACTED FROM THE CIRCULARS OF CHINA LAND AND CHINA STRATEGIC

The following unaudited pro forma statements of adjusted consolidated net tangible assets are extracted from the respective circulars of China Strategic and China Land.

Extracted from the circular of China Land:

The following unaudited pro forma statement of adjusted consolidated net tangible assets of the enlarged China Land group is based on the audited consolidated balance sheet of the China Land group as at 31st December, 2001, and adjusted to reflect the effect of the proposal

agreements and the unaudited interim results of the China Land group for the six months ended 30th June, 2002:

	HK$'000	HK$'000
Audited consolidated net tangible asset value of the China Land group as at 31st December, 2001		635,000
Unaudited interim results of China Land group for the six months ended 30th June, 2002		(73,611)
Exchange differences arising on translation of financial statements of overseas operations for the six months ended 30th June, 2002		(1,119)
Unaudited pro forma adjusted consolidated net tangible asset value of the China Land group immediately prior to the completion of the proposal agreements		560,270
Estimated net proceeds from the subscription of 1,000,000,000 new shares of HK$0.3 each in China Land		300,000
Estimated net proceeds from the placement of 1,333,333,333 new shares of HK$0.3 each in China Land		400,000
Unaudited pro forma adjusted consolidated net tangible asset value of the China Land group immediately following the completion of the subscription and placement of new shares of China Land and prior to the completion of the first, second and third sale and purchase agreements		1,260,270
Estimated effect on the net asset value from the acquisition of the followings:		
Shropshire		
Acquisition of Shropshire by the issue of 366,666,666 new shares of HK$0.3 each in China Land	110,000	
Negative goodwill arising from acquisition of Shropshire by China Land group	3,141	113,141
Rosedale Hotel Group		
Net assets acquired	260,095	
Deficit arising on revaluation of hotel property as at 31st August, 2002	(3,900)	
Less: Consideration paid in the form of cash	(250,000)	6,195
Makerston		
Net assets acquired	499,996	
Surplus arising on revaluation of hotel property as at 31st August, 2002	25,295	
Less: Consideration paid in the form of cash and promissory note	(515,000)	10,291
Less: Estimated transaction expenses		(5,000)
Pro forma adjusted consolidated net tangible asset value immediately following the completion of the proposal agreements		1,384,897
Pro forma adjusted consolidated net tangible asset value per share of China Land immediately prior to the completion of the proposal agreements based on 1,362,419,295 shares of China Land in issue as at 27th September, 2002, being the latest practicable date		41 cents
Pro forma adjusted consolidated net tangible asset value per share of China Land immediately following the completion of subscription and placement of new shares of China Land and prior to the completion of the first, second and third sale and purchase agreements based on 3,695,752,628 shares of China Land in issue upon the completion of subscription and placement of new shares of China Land as enlarged by the issue of 2,333,333,333 new shares of China Land		34 cents
Pro forma adjusted consolidated net tangible asset value per share of China Land immediately following the completion of the proposal agreements based on 4,062,419,294 shares of China Land in issue upon the completion of the proposal agreements as enlarged by the issue of 366,666,666 consideration shares		34 cents

Extracted from the circular of China Strategic:

The following unaudited pro forma statement of adjusted consolidated net tangible assets of the China Strategic group is based on the audited consolidated balance sheet of China Strategic group as at 31st December, 2001, and adjusted to reflect, inter alia, the effects of the deemed disposal of China Land and the interim results of the China Strategic group for the six months ended 30th June, 2002:

		HK$'000
Audited consolidated net assets value as at 31st December, 2001		2,220,790
Add:	Interim results for the six months ended 30th June, 2002	(153,699)
	Share of associates's reserve movements for the six months ended 30th June, 2002	844
	Exchange differences arising on translation of financial statements of overseas operations for the six months ended 30th June, 2002	(831)
	Reserves realised upon disposal/dilution of subsidiaries/associates	(351)
	Net proceeds from placement of shares of China Strategic in June 2002	17,779
Unaudited consolidated net assets value as at 30th June, 2002		2,084,532
Add:	Negative goodwill less goodwill attributable to China Strategic group as at 30th June, 2002	15,600
	Net proceeds from rights issue in China Strategic which was completed in August 2002 (the "Rights Issue")	40,000
Less:	Goodwill arising from acquisition of Companion *(Note 1)*	(86,513)
Unaudited pro forma adjusted consolidated net tangible assets value of China Strategic group before accounting for the deemed disposal of China Land, acquisition of China Land by Ananda Wing On, proposed acquisition of Rosedale Hotel Group, Shropshire and Makerston by China Land		2,053,619
Changes in unaudited pro forma adjusted consolidated net tangible assets value of China Strategic group upon completion of the deemed disposal of China Land, acquisition of China Land by Ananda Wing On, proposed acquisition of Rosedale Hotel Group, Shropshire and Makerston by China Land *(Note 2)*		(54,839)
Unaudited pro forma adjusted consolidated net tangible assets value of China Strategic group after accounting for the deemed disposal of China Land, acquisition of China Land by Ananda Wing On, proposed acquisition of Rosedale Hotel Group, Shropshire and Makerston by China Land		1,998,780
Unaudited pro forma adjusted consolidated net tangible assets value of China Strategic group per share of China Strategic based on 829,468,413 shares of China Strategic in issue upon completion of the Rights Issue before accounting for the deemed disposal of China Land, acquisition of China Land by Ananda Wing On, proposed acquisition of Rosedale Hotel Group, Shropshire and Makerston by China Land		HK$2.48
Unaudited pro forma adjusted consolidated net tangible assets value of China Strategic group per share of China Strategic based on 829,468,413 shares of China Strategic in issue upon completion of the Rights Issue after accounting for the deemed disposal of China Land, acquisition of China Land by Ananda Wing On, proposed acquisition of Rosedale Hotel Group, Shropshire and Makerston by China Land		HK$2.41

Note 1: Goodwill represented the excess of the cost of acquisition over China Strategic group's interest in the amount of the identifiable assets and liabilities of Companion Building Material International Holdings Limited ("Companion") with reference to audited net liabilities of Companion as at 31st March 2002 and adjustments for deficit arising from revaluation of properties and estimated net proceeds of the subscription and placing of Companion's shares which were stated in the circular issued by Companion dated 22nd July, 2002.

Note 2: The amount represented the changes in the unaudited pro forma adjusted consolidated net tangible assets value attributable to the dilution of China Strategic group's direct interests in China Land from approximately 65.6% to

Shropshire

Acquisition of Shropshire by the issue of 366,666,666 new shares of HK$0.3 each in China Land	110,000	
Negative goodwill arising from acquisition of Shropshire by China Land group	3,141	113,141
Rosedale Hotel Group		
Net assets acquired	260,095	
Deficit arising on revaluation of hotel property as at 31st August, 2002	(3,900)	
Less: Consideration paid in the form of cash	(250,000)	6,195
Makerston		
Net assets acquired	499,996	
Surplus arising on revaluation of hotel property as at 31st August, 2002	25,295	
Less: Consideration paid in the form of cash and promissory note	(515,000)	10,291
Less: Estimated transaction expenses		(5,000)
Pro forma adjusted consolidated net tangible asset value immediately following the completion of the proposal agreements		1,384,897
Pro forma adjusted consolidated net tangible asset value per share of China Land immediately prior to the completion of the proposal agreements based on 1,362,419,295 shares of China Land in issue as at 27th September, 2002, being the latest practicable date		41 cents
Pro forma adjusted consolidated net tangible asset value per share of China Land immediately following the completion of subscription and placement of new shares of China Land and prior to the completion of the first, second and third sale and purchase agreements based on 3,695,752,628 shares of China Land in issue upon the completion of subscription and placement of new shares of China Land as enlarged by the issue of 2,333,333,333 new shares of China Land		34 cents
Pro forma adjusted consolidated net tangible asset value per share of China Land immediately following the completion of the proposal agreements based on 4,062,419,294 shares of China Land in issue upon the completion of the proposal agreements as enlarged by the issue of 366,666,666 consideration shares		34 cents

Extracted from the circular of China Strategic:

The following unaudited pro forma statement of adjusted consolidated net tangible assets of the China Strategic group is based on the audited consolidated balance sheet of China Strategic group as at 31st December, 2001, and adjusted to reflect, inter alia, the effects of the deemed disposal of China Land and the interim results of the China Strategic group for the six months ended 30th June, 2002:

		HK$'000
Audited consolidated net assets value as at 31st December, 2001		2,220,790
Add:	Interim results for the six months ended 30th June, 2002	(153,699)
	Share of associates's reserve movements for the six months ended 30th June, 2002	844
	Exchange differences arising on translation of financial statements of overseas operations for the six months ended 30th June, 2002	(831)
	Reserves realised upon disposal/dilution of subsidiaries/associates	(351)
	Net proceeds from placement of shares of China Strategic in June 2002	17,779
Unaudited consolidated net assets value as at 30th June, 2002		2,084,532
Add:	Negative goodwill less goodwill attributable to China Strategic group as at 30th June, 2002	15,600
	Net proceeds from rights issue in China Strategic which was completed in August 2002 (the "Rights Issue")	40,000
Less:	Goodwill arising from acquisition of Companion *(Note 1)*	(86,513)
Unaudited pro forma adjusted consolidated net tangible assets value of China Strategic group before accounting for the deemed disposal of China Land, acquisition of China Land by Ananda Wing On, proposed acquisition of Rosedale Hotel Group, Shropshire and Makerston by China Land		2,053,619
Changes in unaudited pro forma adjusted consolidated net tangible assets value of China Strategic group upon completion of the deemed disposal of China Land, acquisition of China Land by Ananda Wing On, proposed acquisition of Rosedale Hotel Group, Shropshire and Makerston by China Land *(Note 2)*		(54,839)
Unaudited pro forma adjusted consolidated net tangible assets value of China Strategic group after accounting for the deemed disposal of China Land, acquisition of China Land by Ananda Wing On, proposed acquisition of Rosedale Hotel Group, Shropshire and Makerston by China Land		1,998,780
Unaudited pro forma adjusted consolidated net tangible assets value of China Strategic group per share of China Strategic based on 829,468,413 shares of China Strategic in issue upon completion of the Rights Issue before accounting for the deemed disposal of China Land, acquisition of China Land by Ananda Wing On, proposed acquisition of Rosedale Hotel Group, Shropshire and Makerston by China Land		HK$2.48
Unaudited pro forma adjusted consolidated net tangible assets value of China Strategic group per share of China Strategic based on 829,468,413 shares of China Strategic in issue upon completion of the Rights Issue after accounting for the deemed disposal of China Land, acquisition of China Land by Ananda Wing On, proposed acquisition of Rosedale Hotel Group, Shropshire and Makerston by China Land		HK$2.41

Note 1: Goodwill represented the excess of the cost of acquisition over China Strategic group's interest in the amount of the identifiable assets and liabilities of Companion Building Material International Holdings Limited ("Companion") with reference to audited net liabilities of Companion as at 31st March 2002 and adjustments for deficit arising from revaluation of properties and estimated net proceeds of the subscription and placing of Companion's shares which were stated in the circular issued by Companion dated 22nd July, 2002.

Note 2: The amount represented the changes in the unaudited pro forma adjusted consolidated net tangible assets value attributable to the dilution of China Strategic group's direct interests in China Land from approximately 65.6% to 22.0% and the acquisition of China Land by Ananda Wing On with reference to the enlarged net assets value of China Land group upon completion of the proposal agreements stated in the circular issued by China Land dated 5th October, 2002.

By Order of the Board
CHINA STRATEGIC HOLDINGS LIMITED
Lien Kait Long
Executive director

By Order of the Board
CHINA LAND GROUP LIMITED
Chan Kwok Hung
Chairman

By Order of the Board
ANANDA WING ON TRAVEL (HOLDINGS) LIMITED
Lui Siu Tsuen, Richard
Executive director

Hong Kong, 4th October, 2002

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement except as it relates to China Land and Ananda Wing On and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement except as it relates to China Land and Ananda Wing On have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Land jointly and severally accept full responsibility for the accuracy of the information contained in this announcement except as it relates to China Strategic and Ananda Wing On and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement except as it relates to China Strategic and Ananda Wing On have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Ananda Wing On jointly and severally accept full responsibility for the accuracy of the information contained in this announcement except as it relates to China Strategic and China Land and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement except as it relates to China Strategic and China Land have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

8th October, 2002
The Standard

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

A proposal of group reorganization of Paul Y. - ITC Construction Holdings Limited has been proposed by Dr. Chan Kwok Keung, Charles and ITC Corporation Limited which may lead to Paul Y. - ITC to no longer be a substantial shareholder of, or hold any shares in, China Strategic Holdings Limited.

The directors of China Strategic Holdings Limited wish to advise that China Strategic has been informed by Paul Y. - ITC Construction Holdings Limited that Paul Y. - ITC has been approached by Dr. Chan Kwok Keung, Charles, a director of China Strategic and Paul Y. - ITC, and ITC Corporation Limited to discuss a proposal whereby, through a group reorganisation, ITC Corporation and Dr. Chan Kwok Keung, Charles will together hold possibly a 14.55% interest in China Strategic, being Paul Y. - ITC's current interests in China Strategic, the consequence of which may lead to Paul Y. - ITC to no longer be a substantial shareholder of, or hold any shares in, China Strategic. The directors of China Strategic have also been informed that the proposal has not yet been finalised. The details of the proposal are set out in a joint announcement issued by ITC Corporation and Paul Y. - ITC today.

The directors of China Strategic are of the view that the proposal will not have any significant impact on the operations and management of China Strategic.

As at the date of this announcement, China Strategic is held as to approximately 14.55% by Paul Y. - ITC, 14.55% by Hanny Holdings Limited with the remaining held by public shareholders. Paul Y. - ITC is held as to approximately 42.59% by ITC Corporation.

As the proposed group reorganization referred to above may or may not proceed, shareholders of and investors in the securities of China Strategic are reminded to exercise caution in their dealings.

By Order of the Board
China Strategic Holdings Limited
Lien Kait Long
Executive Director

Hong Kong, 7th October, 2002

8th October, 2002
Sing Pao Daily News

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(於香港註冊成立之有限公司)

陳國強博士及德祥企業集團有限公司已提呈一項有關保華德祥建築集團有限公司之集團重組建議，此事可能會導致保華德祥不再成為中策集團有限公司之主要股東，亦不再持有任何中策之股份。

中策集團有限公司各董事謹此公佈，中策曾接獲保華德祥建築集團有限公司通知，有關陳國強博士(其為中策及保華德祥之董事)及德祥企業集團有限公司曾接觸保華德祥，旨在商討一項建議，據此，透過集團重組，德祥企業及陳國強博士合共可能會持有中策之14.55%權益(亦即保華德祥現時於中策之權益)，而此事將會導致保華德祥不再成為中策之主要股東，亦不再持有任何中策之股份。中策各董事亦知悉該項建議至今尚未落實。該項建議之詳情載於德祥企業及保華德祥於今日刊登之聯合公佈內。

中策各董事認為該項建議不會對中策之業務及管理方面造成任何重大影響。

於本公佈刊登日期，中策由保華德祥持有約14.55%權益及由錦興集團有限公司持有約14.55%權益，其餘由公眾人士持有。保華德祥由德祥企業持有約42.59%權益。

由於上文所述建議進行之集團重組仍未最後落實是否會必會進行，務請中策股東及投資於中策證券之人士在買賣有關證券時審慎行事。

承董事會命
中策集團有限公司
執行董事
連克農

香港，二零零二年十月七日

File No. 82-3390

Companies Registry
公 司 註 冊 處

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

29649

1 Company Name 公司名稱

China Strategic Holdings Limited
中策集團有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
27	08	2002	To 至	27	08	2002

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 27,648,947.10

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 13,824,473.55

4 Cumulative Total of Paid-up Capital (Including this Allotment) 累積繳足股款總額 (包括此分配) $ 82,946,841.30

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額 — Paid 已繳付	Amount Paid and Payable on Each Share 每股已／應繳付的款額 — Payable 應繳付	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
Ordinary	276,489,471	HK$0.10	HK$0.15	-	HK$0.05	13,824,473.55

Presentor's Name and Address
提交人的姓名及地址

Treasure Way Services Limited
8/F., Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon

For (
請勿

Your Receipt
Companies Registry
H.K.

12/09/2002	JJ460498
CR No. :	-029649-
Sh. Form :	SC1
08	$13,825.00
TOTAL(CHQ)	$13,825.00

Specification No. 1/97
指明編號第1/97號

Return of Allotments
股份分配申報表

Company Number 公司編號

29649

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額
N/A					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
	Please see attached			
	Total Shares Allotted by Class 各類股份分配總額	**276,489,471**		

Signed 簽名 : [signature]

(Name 姓名) : (**Lien Kait Long**) Date 日期 : **27th August, 2002**

Director 董事 ~~/ Secretary 秘書~~ *

**Delete whichever does not apply 請刪去不適用者*

REPORT ID : R_SRS524A
COMPANY CODE : 09 (S0000)
(SORT BY ACNO A)
(PROJECT TRANSACTION NO. : RI07082002)

CHINA STRATEGIC HOLDINGS LIMITED
R[illegible]TS SHARES ALLOTMENT LIST

DATE : 27/08/2002 09:25:29
USER ID : 6588

A/C NUMBER	NAME	ADDRESS	OCCUPATION	NO. OF SHARES ALLOTED
B00021	BNP PARIBAS PEREGRINE SECURITIES NOMINEES LIMITED	36/F ASIA PACIFIC FINANCE TOWER 3 GARDEN ROAD CENTRAL HONG KONG	CORPORATE	70,263,353
C00421	CHAN TAI KWAN	FLT E 4/F 484-496 QUEEN'S RD W HONG KONG	MERCHANT	6,000
C00580	CHAN KWOK FUNG	RM 1738 ORIOLE HSE SHA KOK EST SHATIN NT	AUDITOR/AUDIT CLERK	2,000
C00790	CALISAN DEVELOPMENTS LTD	31/F PAUL Y CENTRE 51 HUNG TO ROAD KWUN TONG KOWLOON	CORPORATE	40,220,000
C00804	CHAN PANG CHING	RM 1404 CROCODILE HSE 2 55 CONNAUGHT RD C HONG KONG	MERCHANT	400,000
C00984	CHOW KWOK WAI	RM 2317 23/F HO KING COM CTR 2-16 FA YUEN ST MONGKOK KOWLOON	ACCOUNTANT	2,250
C00993	CHAN TING KA	FLT A 16/F BLK 8 PHASE 2 BELVEDERE GARDEN TSUEN WAN NT	OTHERS	7,500
C01009	CHENG TAK SHUN	RM 1606-8 WING SHAN TOWER 173 DES VOEUX RD C HONG KONG	MERCHANT	100,000
F00167	FUNG HON YUE	RM 3301 33/F WORLD TRADE CENTRE 280 GLOUCESTER RD CAUSEWAY BAY HK	MERCHANT	200,000
H00248	HO KIT HAR	RM 3301 WORLD TRADE CENTRE 280 GLOUCESTER RD CAUSEWAY BAY HK	MERCHANT	10,250
H99999	HKSCC NOMINEES LIMITED	7/F VICWOOD PLAZA 199 DES VOEUX RD C HONG KONG	CORPORATE	67,265,041
00241	KWAN FUK SING	RM 3407 CHOI YAT HSE CHOI HAR EST NGAU TAU KOK KLN	COOK	525,000
00244	KINGSTON SECURITIES LIMITED	ROOM 2801 28/F ONE INTERNATIONAL FINANCIAL CENTRE 1 HARBOUR VIEW STREET CENTRAL HK	CORPORATE	70,263,353
00701	LEE YU HING	BLK D 6/FUNION MANSION 33 CHATHAM RD KOWLOON	MERCHANT	100,000

REPORT ID : R_SRS524A
COMPANY CODE : 09 (S0000)
(SORT BY ACNO A)
(PROJECT TRANSACTION NO. : RI07082002)

CHINA STRATEGIC HOLDINGS LIMITED
R TS SHARES ALLOTMENT LIST

DATE : 27/08/2002 09:25:29
USER ID : 6588

A/C NUMBER	NAME	ADDRESS	OCCUPATION	NO. OF SHARES ALLOTED
L00937	LEE YIU CHUNG	2 HUNG TIN VIL SHAN PUI YUEN LONG N T	AUDITOR/AUDIT CLERK	14,470
L01125	LUM HON MAN	FLT B 31/F BLK 7 CITY ONE SHATIN SHATIN NT	AUDITOR/AUDIT CLERK	1,800
L01156	LEUNG WILLIAM	RM 206 YUE KWAN HSE YUE TIN CRT SHATIN NT	MERCHANT	5,000
L01160	LEE NG CHI HANG	RM 216 VIKING VILLAS 70 TIN HAU TEMPLE RD HK	MERCHANT	1,000
.01174	LEE FAI HUEN	806 FAR EAST CONSORTIUM BLDG 121 DES VOEUX RD CENTRAL HONG KONG	MERCHANT	180,250
.01175	LING FRANCHOT	FLT H 20/F HING ON MANSION 5 TAI YUE AVE TAIKOO SHING HONG KONG	MERCHANT	62,500
.01181	LEONG WA LIN	SUITE 3703 37/F SUN HUNG KAI CENTRE 30 HARBOUR RD WANCHAI HONG KONG	MERCHANT	1,000,000
.01186	LAU YUK WAH	RM 3301 WORLD TRADE CENTRE 280 GLOUCESTER RD CAUSEWAY BAY HK	MERCHANT	10,250
01193	LING ROGER	FLAT A 13/F OAK MANSION 20 TAIKOOWAN ROAD TAIKOO SHING HONG KONG	MANAGER	120,000
)0131	MUI YUEN HUNG	FLT C 10/F NAM TIEN MANS TAIKOO SHING HK	MERCHANT	4,000
)0136	MUK SO CHING	RM 1306 ARION COMM CENTRE 2-12 QUEEN'S RD WEST HK	MERCHANT	2,500
)0082	NG SU WOON	6/F 60 LEIGHTON RD HONG KONG	MERCHANT	1,800
)0103	POON WONG SIN MAY GWENDOLINE	4/F FOOK WAH MANSION 45 LYTTELTON RD MID-LEVELS HK	MERCHANT	2,500
)0205	SIZTO MING FAI	RM 206 YUE KWAN HSE YUE TIN CRT SHATIN NT	MERCHANT	10,000

REPORT ID : R_SRS524A
COMPANY CODE : 09 (S0000)
(SORT BY ACNO A)
(PROJECT TRANSACTION NO. : RI07082002)

CHINA STRATEGIC HOLDINGS LIMITED
R TS SHARES ALLOTMENT LIST

DATE : 27/08/2002 09:25:29
USER ID : 6588

A/C NUMBER	NAME	ADDRESS	OCCUPATION	NO. OF SHARES ALLOTED
T00261	TSO HOI MING	P O BOX 73241 KOWLOON CENTRAL POST OFFICE YAU MA TEI KLN	MERCHANT	2,499
T00296	TSE KAM KWONG	FLAT E HOI CHEUNG BLDG 72-74 TAI PO RD 1/F KOWLOON	MERCHANT	2,040
T02307	TONG PO KUN	RM 3301 WORLD TRADE CENTRE 280 GLOUCESTER RD CAUSEWAY BAY HK	MERCHANT	15,000
W00410	WONG GERALDINE	19/F BLK 33 BAGUIO VILLA 550 VICTORIA RD HONG KONG	MERCHANT	98,865
W00424	WONG WING CHEUNG	FLT 3G TOWER 2 LIDO GDN SHAM TSENG NT	MERCHANT	14,000
W00433	WONG KI KING	6/F KWONG WING BLDG 8 MONGKOK RD MONGKOK KOWLOON	MERCHANT	45,000
W00435	WELL ORIENT LIMITED	7/F PAUL Y CENTRE 51 HUNG TO RD KWUN TONG KOWLOON	CORPORATE	23,000,000
W00441	WONG HOI CHEUNG	14/F MAN YIU BLDG 47 FERRY POINT KLN	CLERK	351,500
W00448	WAN HOR HONG	M1 1/F HING WAH MANSION 1 BABINGTON PATH HONG KONG	MERCHANT	117,250
Y00281	YUEN CHIK CHI	FLT C 5/F GOLDEN PINE CRT KAI YUEN TERR FULL WEALTH GDN NORTH POINT HK	MERCHANT	2,500
Y00285	YIP CHU KEUNG	FLT 17E TOWER 18 LAGUNA VERDE HUNG HOM KLN	MERCHANT	1,000,000
Y00288	YEUNG CHUNG KWONG	FLT F 8/F 546 NATHAN RD KOWLOON	MERCHANT	1,000,000
Z00002	ZIHG HO CHUNG	10/F B WAH PO BLDG 35-41 BULKELEY ST KOWLOON	MERCHANT	60,000

TOTAL NO. OF HOLDERS : 41
TOTAL SHARES ALLOTED : 276,489,471

File No. 82-3596



中策集團有限公司

China Strategic Holdings Limited





INTERIM REPORT 2002 中期報告

德勤 • 關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

INDEPENDENT REVIEW REPORT

To the Board of Directors of China Strategic Holdings Limited
中策集團有限公司
(incorporated in Hong Kong with limited liability)

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 3 to 23.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the Statement of Standard Accounting Practice 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

Review work performed

We conducted our review in accordance with the Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30th June, 2002.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
25th September, 2002

Condensed Consolidated Income Statement

For the six months ended 30th June, 2002

	Notes	Six months ended 30th June, 2002 HK$'000 (unaudited)	2001 HK$'000 (unaudited)
Turnover		**1,706,190**	1,869,118
Cost of sales		**(1,421,501)**	(1,670,895)
Gross profit		**284,689**	198,223
Other operating income	4	**105,662**	77,550
Distribution costs		**(115,065)**	(95,993)
Administrative expenses		**(116,743)**	(114,601)
Other expenses	5	**(346,237)**	(100,755)
Loss from operations	6	**(187,694)**	(35,576)
Net (loss) gain on disposal of interest in subsidiaries		**(19,050)**	9,953
Net loss on disposal/dilution of interest in associates		**(1,010)**	(275)
Finance costs		**(53,809)**	(46,143)
Share of results of associates		**(25,374)**	(1,521)
Loss before taxation		**(286,937)**	(73,562)
Taxation	7	**(7,928)**	(8,151)
Loss before minority interests		**(294,865)**	(81,713)
Minority interests		**141,166**	56,939
Net loss for the period		**(153,699)**	(24,774)
Loss per share — Basic and diluted	8	**(32.9) cents**	(5.4) cents

Condensed Consolidated Balance Sheet

At 30th June, 2002

	Notes	30.6.2002 HK$'000 (unaudited)	31.12.2001 HK$'000 (audited)
Non-Current Assets			
Investment properties	9	40,272	49,341
Property, plant and equipment	10	2,104,567	2,452,199
Properties under/held for development		138,439	137,000
Payment for acquisition of land development rights		8,330	2,727
Goodwill		31,891	32,708
Interest in associates	11	257,420	176,268
Receivables — due after one year	12	26,219	302,439
Investments in securities	13	562,040	473,408
Loans to minority shareholders		26,954	26,765
		3,196,132	3,652,855
Current Assets			
Properties held for sale		75,062	32,881
Inventories		712,842	790,288
Trade debtors	14	624,807	481,024
Receivables — due within one year	12	755,657	107,195
Receivables due from associates	11	45,018	13,517
Other receivables, deposits and prepayments		295,807	298,722
Advances to contractors		9,439	9,439
Income and other tax recoverable		1,207	208
Investments in securities	13	40,000	40,000
Bank balances and cash		477,749	744,927
Pledged bank deposits		9,578	83,520
		3,047,166	2,601,721

Condensed Consolidated Balance Sheet *(continued)*
At 30th June, 2002

	Notes	30.6.2002 HK$'000 (unaudited)	31.12.2001 HK$'000 (audited)
Current Liabilities			
Creditors and accrued charges	15	392,514	431,885
Other payables		695,564	563,821
Loans payables	16	280,000	—
Payables due to related companies		38,076	36,492
Payables due to associates		98	9,625
Income and other taxes payable		9,169	32,871
Bank loans and other borrowings		877,803	922,272
		2,293,224	1,996,966
Net Current Assets		753,942	604,755
		3,950,074	4,257,610
Capital and Reserves			
Share capital	17	55,298	46,098
Reserves		2,029,234	2,174,692
		2,084,532	2,220,790
Minority Interests		1,142,975	1,323,582
Non-Current Liabilities			
Bank loans and other borrowings			
— due after one year		602,264	593,121
Deposits received		76,638	76,638
Loans from minority shareholders		43,665	43,479
		722,567	713,238
		3,950,074	4,257,610

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30th June, 2002

	Share capital HK$'000	Share premium HK$'000	Special capital reserve HK$'000	Capital redemption reserve HK$'000	Goodwill on consolidation HK$'000	Exchange reserve HK$'000	Other non-distributable reserves HK$'000	Retained profits (deficit) HK$'000	Total HK$'000
At 1st January, 2001	460,979	1,876,729	–	233	202,694	4,878	34,403	269,938	2,849,854
Exchange adjustment	–	–	–	–	–	(9,495)	–	–	(9,495)
Share of net reserves movement of associates	–	–	–	–	–	(107)	193	–	86
Net gain (loss) not recognised in the condensed consolidated income statement	–	–	–	–	–	(9,602)	193	–	(9,409)
Impairment loss of goodwill of associates	–	–	–	–	11,078	–	–	–	11,078
Realised on disposal of interest in subsidiaries	–	–	–	–	(244)	(746)	(101)	–	(1,091)
Realised on dilution of interest in an associate	–	–	–	–	275	–	–	–	275
Appropriated from retained profits	–	–	–	–	–	–	169	(169)	–
Net loss for the period	–	–	–	–	–	–	–	(24,774)	(24,774)
At 1st July, 2001	460,979	1,876,729	–	233	213,803	(5,470)	34,664	244,995	2,825,933
Exchange adjustment	–	–	–	–	–	2,218	–	–	2,218
Share of net reserves movement of associates	–	–	–	–	–	35	(193)	–	(158)
Net gain (loss) not recognised in the condensed consolidated income statement	–	–	–	–	–	2,253	(193)	–	2,060
Arising from capital reorganisation	(414,881)	–	414,881	–	–	–	–	–	–
Impairment loss of goodwill of subsidiaries and associates	–	–	–	–	2,652	–	–	–	2,652
Realised on disposal/ dilution of interest in subsidiaries/associates	–	–	–	–	(25,018)	96	(10,977)	–	(35,899)
Appropriated from retained profits	–	–	–	–	–	–	11,899	(11,899)	–
Net loss for the period	–	–	–	–	–	–	–	(573,956)	(573,956)
At 31st December, 2001	46,098	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,220,790
Exchange adjustment	–	–	–	–	–	(831)	–	–	(831)
Share of net reserves movement of associates	–	–	–	–	–	929	(85)	–	844
Net gain (loss) not recognised in the condensed consolidated income statement	–	–	–	–	–	98	(85)	–	13
Issue of shares	9,200	–	–	–	–	–	–	–	9,200
Premium from issue of shares	–	9,200	–	–	–	–	–	–	9,200
Share issue expenses	–	(621)	–	–	–	–	–	–	(621)
Realised on disposal of interest in subsidiaries	–	–	–	–	–	(1,267)	(1,618)	–	(2,885)
Realised on disposal/ dilution of interest in associates	–	–	–	–	3,100	(566)	–	–	2,534
Net loss for the period	–	–	–	–	–	–	–	(153,699)	(153,699)
At 30th June, 2002	55,298	1,885,308	414,881	233	194,537	(4,856)	33,690	(494,559)	2,084,532

Condensed Consolidated Cash Flow Statement

For the six months ended 30th June, 2002

	Six months ended 30th June, 2002	2001
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
Net cash from operating activities	169,643	200,880
Net cash used in investing activities	(721,771)	(114,767)
Net cash from (used in) financing activities	271,820	(361,601)
Net decrease in cash and cash equivalents	(280,308)	(275,488)
Cash and cash equivalents at beginning of the period	744,927	873,326
Effect of foreign exchange rate changes	(2,457)	(9,936)
Cash and cash equivalents at end of the period	462,162	587,902
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	477,749	607,179
Bank overdraft	(15,587)	(19,277)
	462,162	587,902

1. **BASIS OF PREPARATION**

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with the Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

2. **PRINCIPAL ACCOUNTING POLICIES**

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties, hotel property and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st December, 2001, except as described below.

In the current period, the Group has adopted, for the first time, a number of new and revised SSAPs issued by the Hong Kong Society of Accountants, which has resulted in the adoption of the following new and revised accounting policies. The adoption of these SSAPs has resulted in a change in the format of presentation of the cash flow statement and the statement of changes in equity, but has no material effect on the results for the current or prior accounting periods.Accordingly, no prior adjustment is required.

Discontinuing operations

SSAP 33 "Discontinuing Operations" is concerned with the presentation of financial information regarding discontinuing operations and replaces the requirements previously included in SSAP 2 "Net Profit or Loss for the Period", Fundamental Errors and Changes in Accounting Polices. Under SSAP 33, financial statement amounts relating to the discontinuing operation are disclosed separately from the point at which either a binding sale agreement is entered into or a detailed plan for the discontinuance is announced. The adoption of SSAP 33 has resulted in the identification of the Group's segment of consumers goods and electronic products as discontinuing operations in the current period, details of which are disclosed at note 3.

3. SEGMENTAL INFORMATION

Business segments

For management purposes, the Group is currently organised into the following divisions.These divisions are the basis on which the Group reports its primary segment information.

An analysis of the Group's revenue and contribution to operating results by business segments is as follows:

	Toll highway operation HK$'000 (Note b)	Tires HK$'000	Heavy industry HK$'000	Consumer goods HK$'000 (Note a)	Electronic products HK$'000 (Note c)	Pharmaceutical products HK$'000	Property investment HK$'000	Hotel operation HK$'000	Investment in securities, loan receivables HK$'000	Others HK$'000	Elimination HK$'000	Consolidated HK$'000
For the period ended 30th June, 2002												
REVENUE												
External	25,194	1,377,208	129,406	–	–	141,159	8,860	21,452	63,289	15,407	–	1,781,975
Inter-segment	–	–	–	–	–	–	–	–	–	492	(492)	–
Total revenue	25,194	1,377,208	129,406	–	–	141,159	8,860	21,452	63,289	15,899	(492)	1,781,975
RESULT												
Segment result	(70,289)	(94,101)	15,539	–	–	(6,049)	(12,069)	(1,027)	(23,065)	12,994	–	(178,067)
Unallocated corporate expenses												(39,504)
Interest income												28,417
Dividend income												1,460
Loss from operations												(187,694)
Finance costs												(53,809)
Net loss on disposal of interest in subsidiaries												(19,050)
Net loss on disposal/dilution of interest in associates												(1,010)
Share of results of associates												(25,374)
Loss before taxation												(286,937)

Inter-segment revenue is charged at market rates.

3. **SEGMENTAL INFORMATION** *(continued)*

Business segments *(continued)*

	Tires HK$'000	Heavy industry HK$'000	Consumer goods HK$'000 (Note a)	Electronic products HK$'000 (Note a)	Property investment HK$'000	Hotel operation HK$'000	Investment in securities, loan receivables HK$'000	Newspaper publishing HK$'000 (Note c)	Others HK$'000	Elimination HK$'000	Consolidated HK$'000
For the period ended 30th June, 2001											
REVENUE											
External	1,541,853	64,355	94,360	23,102	74,142	24,925	21,028	46,381	19,828	–	1,909,974
Inter-segment	–	–	–	–	–	–	–	–	1,117	(1,117)	–
Total revenue	1,541,853	64,355	94,360	23,102	74,142	24,925	21,028	46,381	20,945	(1,117)	1,909,974
RESULT											
Segment result	4,086	11,522	7,387	19	(32,533)	3,826	(5,029)	(38,887)	2,514	–	(47,095)
Unallocated corporate expenses											(25,175)
Interest income											33,554
Dividend income											3,140
Loss from operations											(35,576)
Finance costs											(46,143)
Net gain on disposal of interest in subsidiaries											9,953
Net loss on disposal/dilution of interest in associates											(275)
Share of results of associates											(1,521)
Loss before taxation											(73,562)

Inter-segment revenue is charged at market rates.

3. **SEGMENTAL INFORMATION** *(continued)*

Business segments *(continued)*

Notes:

(a) In January 2002, the Group's interest in Ningbo Zhongce Taifeng Food Company Limited ("Taifeng Food") and Hangzhou Zhongce Electrics Co., Limited ("Hangzhou Electrics") were disposed of respectively. Taifeng Food is mainly engaged in manufacturing and trading of food products while Hangzhou Electrics is engaged in manufacturing and trading of electronic products, representing the business segment of consumer goods and electronic products respectively.

Upon the completion of the disposal, the Group had no interest in Taifeng Food and Hangzhou Electrics and the business segments of consumer goods and electronic products were regarded as discontinued operation in 2002.

(b) In September 2002, China Land Group Limited ("China Land"), a subsidiary of the Company entered into a memorandum of understanding to dispose of the interest in a subsidiary engaged in toll highway operation. Upon the completion of the disposal, the Group will have no interest in the business of toll highway operation.

(c) In December, 2001, the Group's interest in Actiwater Resources Limited ("Actiwater"), which is mainly engaged in newspaper publishing, was disposed of to Sing Pao Media Group Limited. The gain on disposal of Actiwater was approximately HK$93,806,000. Upon the completion of the disposal, the business segment of newspaper publishing was regarded as discontinued operation in 2001.

3. **SEGMENTAL INFORMATION** *(continued)*

Geographical segments

The following provides an analysis of the Group's turnover and contribution to (loss) profit from operations by geographic market, irrespective of the origin of the goods/services:

	Turnover Six months ended 30th June,		Contribution to (loss) profit from operations Six months ended 30th June,	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
The People's Republic of China, other than Hong Kong (the "PRC")	**1,576,636**	1,804,617	**(129,580)**	62,117
Hong Kong	**112,334**	64,501	**(86,816)**	(63,543)
Overseas	**17,220**	—	**8,642**	(24,472)
	1,706,190	1,869,118	**(207,754)**	(25,898)
Finance costs			**(53,809)**	(46,143)
Share of results of associates			**(25,374)**	(1,521)
Loss before taxation			**(286,937)**	(73,562)

4. **OTHER OPERATING INCOME**

	Six months ended 30th June,	
	2002	2001
	HK$'000	*HK$'000*
Gain on disposal of investments in securities	**63,289**	—
Interest income	**28,417**	33,554
Unrealised gain on investments in securities	**—**	21,028
Dividend income from listed investments	**1,460**	3,140
Gain on disposal of property, plant and equipment	**231**	45
Others	**12,265**	19,783
	105,662	77,550

5. **OTHER EXPENSES**

	Six months ended 30th June, 2002 HK$'000	2001 HK$'000
Unrealised loss on investments in securities	**41,768**	—
Impairment loss recognised in respect of investments in securities	**44,585**	—
Impairment losses recognised in respect of property, plant and equipment	**236,525**	—
Impairment loss recognised in respect of properties held for sale	**1,185**	—
Impairment loss recognised in respect of investment properties	**9,069**	—
Impairment loss recognised in respect of inventories	**6,885**	—
Amortisation of goodwill	**817**	2,332
Allowance for bad and doubtful debts	**—**	55,287
Loss on disposal of investments in securities	**—**	23,621
Impairment loss recognised in respect of goodwill of associates	**—**	11,078
Impairment loss recognised in respect of interest in associates	**—**	3,591
Others	**5,403**	4,846
	346,237	100,755

6. **LOSS FROM OPERATIONS**

Loss from operations has been arrived at after charging:

	Six months ended 30th June, 2002 HK$'000	2001 HK$'000
Depreciation and amortisation of property, plant and equipment	**73,940**	82,630
Amortisation of intangible assets included in administrative expenses	**817**	2,692

7. **TAXATION**

	Six months ended 30th June, 2002	2001
	HK$'000	*HK$'000*
The charge comprises:		
Taxation in other jurisdictions	**7,928**	7,428
Share of taxation of associates	**—**	723
	7,928	8,151

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

8. **LOSS PER SHARE**

The calculation of the basic loss per share is based on the net loss for the period of HK$153,699,000 (HK$24,774,000 for the six months ended 30th June, 2001) and on the adjusted weighted average of 467,586,677 (460,978,942 for the six months ended 30th June, 2001) ordinary shares in issue during the period.

The computation of diluted loss per share does not assume the exercise of the share options as their exercise would result in a decrease in loss per share.

9. **MOVEMENTS IN INVESTMENT PROPERTIES**

Revaluation deficit of HK$9,069,000 was made by the directors with reference to market price.

10. **MOVEMENTS IN PROPERTY, PLANT AND EQUIPMENT**

During the period, property, plant and equipment with an aggregate net book value of approximately HK$150 million were disposed of as a result of the disposal of subsidiaries.

10. MOVEMENTS IN PROPERTY, PLANT AND EQUIPMENT *(continued)*

During the period, the construction of the toll highway in the PRC was completed and the Group commenced its toll highway operations. However, the management intended to refocus the Group's principal business to hotel operation. Accordingly, the Group reviewed the carrying amount of toll highway using the estimated selling prices. An impairment loss of approximately HK$72,305,000 representing the difference between the estimated selling prices and carrying amount was identified and charged to the condensed consolidated income statement. In addition, due to recurring losses suffered by a tire factory subsidiary in the PRC, the Group reviewed the carrying amount of machinery and equipment with reference to the estimated value determined under the discounted cash flow method, an impairment loss of approximately HK$164 million was identified and charged to the condensed consolidated income statement accordingly.

The Group incurred expenditure of approximately HK$114 million on its property, plant and equipment.

In the opinion of the directors, there is no material difference between the carrying amount and the market value of hotel property as at 30th June, 2002.

11. INTEREST IN ASSOCIATES/RECEIVABLES DUE FROM ASSOCIATES

In April 2002, the Group acquired approximately 34.58% interest in Ananda Wing On Travel (Holdings) Limited ("Ananda Wing On"), a company with its shares listed on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") for a consideration of approximately HK$130 million and the interest was further diluted to approximately 30.95% after further issue of shares by Ananda Wing On in May 2002.

12. MOVEMENTS IN RECEIVABLES

Included in receivables of approximately HK$123 million (31.12.2001: HK$123 million) and HK$110 million (31.12.2001: HK$110 million) were due from Danwei Limited ("Danwei") and Lucklong Venture Limited ("Lucklong") respectively. Mr. Lau Ko Yuen, Tom, alternate director to Ms. Chau Mei Wah, Rosanna of the Group, is a director of the ultimate holding company of Danwei and Lucklong. In addition, Ms. Chau Mei Wah, Rosanna is also a director of Danwei and Lucklong. Shares of certain property holding companies held by Danwei and Lucklong were pledged to the Group as securities to the loans.

Other than the above amounts of approximately HK$233 million which were secured, the remaining balances of receivables were unsecured. All receivables bear interest at prevailing market rates.

In addition, included in receivables an amount of approximately HK$40 million (31.12.2001: Nil) was due from an associate of the Group.

13. **MOVEMENTS IN INVESTMENTS IN SECURITIES**

During the period, the Group acquired certain investments at a consideration of approximately HK$306 million and disposed of certain investments with the carrying value of approximately HK$131 million. In addition, an unrealised loss on investments in securities of approximately HK$42 million has been charged in the condensed consolidated income statement during the period. The directors identified an impairment loss of approximately HK$45 million which was charged to the condensed consolidated income statement.

14. **TRADE DEBTORS**

The Group allows its trade customers a credit period normally ranging from 90 days to 180 days. The aged analysis of the trade debtors at the reporting date is as follows:

	30.6.2002	31.12.2001
	HK$'000	*HK$'000*
0 - 90 days	**447,874**	330,169
91 - 180 days	**76,892**	93,564
Over 180 days	**100,041**	57,291
	624,807	481,024

15. **CREDITORS AND ACCRUED CHARGES**

At the reporting date, included in creditors and accrued charges are creditors with the following aged analysis:

	30.6.2002	31.12.2001
	HK$'000	*HK$'000*
0 - 90 days	**278,079**	278,148
91 - 180 days	**38,375**	43,876
Over 180 days	**41,768**	75,570
	358,222	397,594
Add: Accrued charges	**34,292**	34,291
	392,514	431,885

16. LOANS PAYABLES

During the period, the Group obtained additional unsecured other borrowings of approximately HK$280 million which bear interest at prevailing market rates and are repayable within one year. The borrowings were used for general working capital purposes.

17. SHARE CAPITAL

	Number of shares	Value
		HK$'000
Authorised:		
Ordinary shares of HK$0.10 each at 31st December, 2001 and 30th June, 2002	8,000,000,000	800,000
Issued and fully paid:		
Ordinary shares of HK$0.10 each at 1st January, 2002	460,978,942	46,098
Issue of shares	92,000,000	9,200
At 30th June, 2002	552,978,942	55,298

During the period ended 30th June, 2002, the Company issued and allotted 92,000,000 ordinary shares of HK$0.10 each in the Company to its substantial shareholders for cash at HK$0.20 per share. The shares issued rank pari passu with the then existing shares in issue in all respects.

18. **COMMITMENTS**

At the reporting date, the Group had the following capital commitments:

	30.6.2002	31.12.2001
	HK$'000	*HK$'000*
Contracted for but not provided in the financial statements in respect of:		
— Land development right	**208,508**	214,254
— Properties under/held for development	**27,036**	26,902
— Properties under construction	**134,974**	129,393
— Construction in progress	**26,607**	10,849
— Interest in an associate	**200,000**	—
— Property, plant and equipment	**—**	18,005
	597,125	399,403
Authorised but not contracted for in respect of property, plant and equipment	**75,807**	35,096

19. **CONTINGENT LIABILITIES**

(a) At 30th June, 2002, the Group had given guarantees to banks in respect of banking facilities granted to outsiders and an associate with the aggregate amount of approximately HK$189 million (31.12.2001: HK$183 million).

(b) In August 1999, the architect of Paul Y. Plaza located in Guangzhou, the PRC, initiated legal proceedings against Eventic Limited ("Eventic"), an indirect wholly-owned subsidiary of China Land in respect of claim for payment of service fees and other expenses of HK$0.6 million and HK$6.6 million respectively. Eventic engaged the architect for architectural services in respect of Paul Y. Plaza.

Eventic has vigorously defended the claims and made a counterclaim for loss and damages suffered due to insufficient supervision services provided by the architect.

In view of the counterclaim made by Eventic, the architect amended its total claims to HK$7.7 million. At the date of this report, the proceedings are still ongoing and are the stage of the exchange of documents. After taking into consideration the advice of China Land's legal counsel, the directors consider the outcome of the proceedings will not have material adverse financial effect on the Group.

19. CONTINGENT LIABILITIES *(continued)*

(c) In July 2001, Huizhou World Express Property Ltd. ("Huizhou World Express"), an indirect non-wholly owned subsidiary of China Land as developer, initiated legal proceedings against the Huizhou Municipal Government of the Guangdong Province, the PRC, in its capacity as the guarantor of Huizhou Jia Cheng Group Co., Ltd. ("Huizhou Jia Cheng"), the main contractor in the construction of Hongkong Macau Square, under a guarantee letter dated 7th September, 1994 executed by the Huizhou Municipal Government in favour of Huizhou World Express. The amount claimed by Huizhou World Express was approximately Rmb243.6 million, being the construction costs of approximately Rmb167.5 million paid by Huizhou World Express to Huizhou Jia Cheng together with the damages for the amount of approximately Rmb76.1 million.

At the date of this report, Huizhou World Express is waiting for the hearing of the case. At this stage, the outcome cannot be predicted with certainty. As the total construction cost of Hongkong Macau Square has already been written off, the directors are of the opinion that there is unlikely to be any material adverse financial impact on the Group in the event that the final judgement is not in favour of Huizhou World Express.

(d) In June 2002, a sub-contractor of Paul Y. Plaza initiated legal proceedings against Eventic, in respect of a claim for payment of sub-contract works for approximately Rmb5.2 million.

Eventic has vigorously defended the claim as there was no contractual relationship between Eventic and the sub-contractor. Eventic has also made a counterclaim and/or set off against the sub-contractor for the balance of unused advance payment and overpayment of approximately Rmb4.2 million and Rmb0.8 million respectively paid to the sub-contractor.

As at the date of this report, the proceedings are still ongoing. The directors are of the opinion that there is unlikely to be any material adverse financial impact on the Group in the event that the final judgement is not in favour of Eventic.

20. **PLEDGE OF ASSETS**

At 30th June, 2002 and 31st December, 2001 the following assets were pledged to secure credit facilities granted to the Group:

(a) Investment properties with a carrying value of HK$10,410,000 (31.12.2001: HK$17,630,000).

(b) Certain property, plant and equipment with a carrying value of HK$125,546,000 (31.12.2001: HK$234,462,000).

(c) Investments in securities of HK$1,929,000 (31.12.2001: HK$5,244,000).

(d) Certain shares in associates with carrying value of approximately HK$53,194,000 (31.12.2001: HK$53,194,000).

(e) Bank deposits of HK$9,578,000 (31.12.2001: HK$83,520,000).

(f) The right to receive toll fee income of a subsidiary engaged in the toll-highway operation has been pledged to a bank to secure the credit facilities granted to the Group.

In addition, all the assets of a subsidiary of the Group has been pledged to a bank to secure credit facilities granted to the Group.

21. **RELATED PARTY TRANSACTIONS**

During the period, the Group had the following significant transactions with related parties:

		Six months ended 30th June,	
Name of company	**Nature of transactions**	**2002**	2001
		HK$'000	*HK$'000*
Lucklong	Loan interest income received and receivable by the Group	**3,035**	4,000
Danwei	Loan interest income received and receivable by the Group	**3,389**	5,000

Note:

Danwei and Lucklong are companies, in which certain directors of the Company are the directors of their ultimate holding company and the directors of Danwei and Lucklong.

The above transactions were carried out in accordance with the terms agreed between the relevant parties.

22. POST BALANCE SHEET EVENT

Subsequent to the reporting date, the Group had the following significant subsequent events:

(1) On 4th June, 2002, the Company entered into subscription agreement with Companion Building Material International Holdings Limited ("Companion Building"), a company whose shares are listed on the Hong Kong Stock Exchange, to subscribe 20,000,000,000 new shares of Companion Building for a total consideration of HK$200 million.

The transactions was completed on 20th September, 2002.

(2) Pursuant to a resolution passed at a board of directors' meeting of the Company held on 15th July, 2002, the Company proposed to issue not less than 276,489,471 new shares of HK$0.10 each by way of rights issue ("Rights Issue") at a subscription price of HK$0.15 per rights share to the existing shareholders, in the proportion of one rights share for every two existing shares held, with the bonus issue of warrants. The bonus issue of warrants would be issued to the shareholders under the Rights Issue on the basis of three units of subscription rights with initial subscription price of HK$0.16 each for every five rights shares taken up.

The Rights Issue was completed on 27th August, 2002.

(3) As announced on 29th July, 2002, the Group proposed an extensive group reorganization by entering into following agreements:

(a) On 22nd July, 2002, China Land, entered into a conditional subscription agreement with Ananda Wing On, in relation to a subscription of 1,000,000,000 subscription shares in China Land by Ananda Wing On at an issue price of HK$0.30 per subscription share amounting in aggregate to a total consideration of approximately HK$300 million ("Subscription agreement").

(b) On 22nd July, 2002, China Land entered into a conditional placing agreement with the placing agent, on a best efforts basis in relation to the placing, of up to 1,333,333,333 new shares in China Land at an issue price of HK$0.30 per placing share. Total proceeds of approximately HK$400 million ("Placing Agreement").

(c) On 22nd July, 2002, China Land entered into a conditional sale and purchase agreement with Ananda Wing On to acquire from Ananda Wing On the entire issued share capital of, and the shareholder's loan of approximately HK$44.4 million to Shropshire Property Limited ("Shropshire") for a consideration of approximately HK$110 million. The consideration will be satisfied by the issue of 366,666,666 new shares in China Land at HK$0.30 per consideration share. Shropshire has the right to acquire 60% interest in Luoyang Golden Gulf Hotel Co., Limited ("Luoyang Golden Gulf"). The principal assets of Luoyang Golden Gulf is Golden Gulf Hotel located in Luoyang, the PRC ("First sale and purchase agreement").

(d) On 22nd July, 2002, China Land entered into another conditional sale and purchase agreement with Paul Y. — ITC Construction Holdings Limited ("Paul Y. — ITC"), a substantial shareholder of the Company, to acquire from Paul Y. — ITC the entire issued share capital of, and the shareholder's loan of approximately HK$482.5 million to , Rosedale Hotel Group Limited which indirectly owns Best Western Rosedale on the Park for a cash consideration of HK$250 million ("Second sale and purchase agreement").

(e) On 22nd July, 2002, Clever Basin Holdings Limited, a wholly-owned subsidiary of China Land, entered into a conditional sale and purchase agreement with Hutchison Hotels Holdings (International) Limited ("Hutchison Hotels Holdings") to acquire from Hutchison Hotels Holdings the entire issued share capital of, and the shareholder's loan of approximately HK$635.6 million to Makerston Limited, which holds a 95% indirect interest in Beijing Harbour Plaza Co., Limited ("Beijing Harbour") for a total consideration of HK$515 million. The consideration will be satisfied on completion by cash in the amount of HK$150 million and issue of a promissory note for the principal amount of HK$365 million. The principal asset of Beijing Harbour is Beijing Harbour Plaza Hotel ("Third sale and purchase agreement").

Upon the completion of Subscription agreement, Placing agreement, and the First, Second and Third sale and purchase agreements, the interest of China Land held by the Group will be diluted from approximately 65.56% to approximately 27.97%.

The above transactions has not been completed up to the date of this report.

(4) On 19th September, 2002, China Enterprises Limited ("China Enterprises"), a subsidiary of the Company whose shares of which are listed on the New York Stock Exchange ("NYSE") was informed by the NYSE that the NYSE intends to suspend the trading in China Enterprises' common stock prior to the NYSE opening on 27th September, 2002 for a failure to meet the NYSE's continuing listing standards. China Enterprises intends to request a review of the NYSE's decision according to NYSE appeal procedures. Following the review, if China Enterprises is unsuccessful in its appeal, the NYSE may apply to the Securities and Exchange Commission to delist the common stock of China Enterprises from the NYSE.

(5) On 13th September, 2002, China Land and its subsidiary entered into a memorandum of understanding with a third party to dispose of China Land's 60% interest in Shenzhen Longchen Xinyuan Industrial Co., Ltd at a net consideration of approximately HK$60 million.

The above transactions has not been completed up to the date of this report.

INTERIM DIVIDEND

The directors do not recommend the payment of an interim dividend for the six months ended 30th June, 2002 (2001: Nil).

ANALYSIS OF THE GROUP'S PERFORMANCE

The Group's turnover for the six months ended 30th June, 2002 totaled HK$1.706 billion, representing a decrease of 8.7% from HK$1.869 billion over the comparable period last year. The Group for the first time recorded turnover in toll highway operation and pharmaceutical products contributed from China Land Group Limited and Tung Fong Hung Investment Limited respectively. The turnover in consumer goods, electronic products and newspaper publishing operations was not consolidated as a result of restructuring or disposal of those operations.

The Group's unaudited consolidated loss for the six months ended 30th June, 2002 amounted to HK$153.7 million. This was primarily due to operating losses incurred in the Group's tires operation, toll highway operation, investments in properties and in securities, the amount of which included the provision for impairment losses on toll highway, and property, plant and equipments as well as investments in securities.

LIQUIDITY AND FINANCIAL RESOURCES

During the first half of 2002, the Group financed its operations through cash generated from its business activities, banking facilities provided by its bankers and disposing of investments.

The Group's short-term borrowing has been reduced from HK$922 million as at 31st December, 2001 to approximately HK$878 million as at 30th June, 2002. Long-term borrowing has been increased from HK$593 million as at 31st December, 2001 to approximately HK$602 million as at 30th June, 2002. As a result, the Group's total borrowing has been reduced from HK$1,515 million as at 31st December, 2001 to approximately HK$1,480 million as at 30th June, 2002 representing a decrease of 2.3%. The gearing ratio, calculated to the total long-term borrowing divided by total shareholders funds increased from 26.7% to 28.9%.

Cash and bank balances amounted to approximately HK$487 million, most of which were denominated in Hong Kong dollars and Australian dollars. The Company was not exposed to any material exchange rate fluctuation during the period under review.

SIGNIFICANT INVESTMENTS

China Enterprises Limited (carried on business in Hong Kong as China Tire Holdings Limited)

During the period, tire prices remained flat amidst the highly competitive tire market but the prices of major raw materials such as natural rubber and nylon cord have moved up. Despite the above, China Enterprises Limited ("China Enterprises") was able to maintain a 7.2% revenue growth with revenue climbed up to Rmb1.46 billion as compared to Rmb1.36 billion recorded in the same period last year due to China Enterprises's efforts to reorganize its product strategy into marketable and higher margin products and discontinue those of lower profit margins. There was a notable increase in the sales of radial tire of 22.1% and bicycle tire of 18.3%. Gross profit margin improved from 12.97% to 13.49%. China Enterprises was able to control the rising cost of production while benefiting from the sales of higher margin products at the same time.

Compared to the same period last year, due to the discontinuance of free delivery services as well as the stringent cost cutting efforts coupled with the more efficient and effective administrative and marketing strategy introduced by the management, selling and administrative expenses decreased 27.6% to Rmb114.9 million.

For the six months ended 30th June, 2002. China Enterprises incurred a consolidated net loss of Rmb23 million (2001 : net loss of Rmb18 million), which was mainly attributable to an impairment loss provision of long-lived asset in an operating subsidiary.

On 19th September, 2002, China Enterprises announced that the New York Stock Exchange ("NYSE") informed the company that the NYSE intended to suspend trading in the China Enterprises' common stock prior to the Exchange's opening on 27th September, 2002 for failure to meet the NYSE's continuing listing standards. China Enterprises intends to request a review of the NYSE's decision according to NYSE appeal procedures. Following the review, if China Enterprises is unsuccessful in its appeal, the NYSE may apply to the Securities and Exchange Commission to delist the common stock of China Enterprises from the NYSE.

China Land Group Limited

China Land Group Limited ("China Land") incurred a loss attributable to shareholders for the first half year of 2002 amounted to HK$73.6 million compared to HK$38.1 million for the corresponding period in the previous year. The loss incurred during the period was mainly attributable to provision for impairment losses in respect of toll highway, properties and the finance costs resulted from bank borrowing used to finance the construction of Shenzhen Highway.

Subject to the completion of the subscription agreement, the placing agreement, the First, Second and Third sale and purchase agreements and by the approvals of the shareholders of China Land and the Registrar of Companies in Bermuda respectively, the name of China Land will be changed in order to reflect the principal business of China Land. A further announcement will be made on the proposed change of the new company name of China Land as soon as practicable.

After the completion of the above-mentioned group reorganisation exercise, China Land will focus its activities on hotel operations and investments and other leisure-related businesses and therefore will consider to dispose of those non-core businesses of the China Land.

Australia Net.Com Limited

Australia Net.Com Limited ("ANC"), an Australian Stock Exchange listed subsidiary, recorded a consolidated loss of A$1.19 million compared with operating profit after income tax of A$35,023 for the preceding period. The loss was mainly due to provision for diminition in value of investments. ANC is confident that given the substantial financial resources, it will continue to look at strategic investment opportunities as they arise.

Tung Fong Hung Investment Limited

Tung Fong Hung Investment Limited ("Tung Fong Hung"), a wholly-owned subsidiary of the Company since November 2001, incurred a net loss of HK$18.5 million for the six months ended 30th June, 2002. The performance of the retailing business was dampened by the low local consumption sentiment as a result of the slow economic recovery.

Tung Fong Hung has been aggressively developing new products to suit the current market needs and widen the product range with an aim to simulate revenue. New herbal health product, "Chien-Ti-Qing-Hui-Wan" ("CTW"), has received overwhelming market response, and has now become a steady income earner.

The western pharmaceutical manufacturer, Jean-Marie Pharmacal Company Limited, has recently completed its official certification of the "Good Manufacturing Practice" ("GMP") qualification. Becoming one of the very few GMP certified manufacturers in Hong Kong, Jean-Marie will be barrier-free to enter into the big, unexplored local and overseas markets in the hospital sectors.

Meanwhile, Tung Fong Hung is also concentrating on streamlining the organizational structure to improve the operational efficiency and enhance cost control awareness so as to put it in a stronger financial position to face the coming challenges.

CORPORATE DEVELOPMENTS

In February 2002, Million Good Limited, a wholly-owned subsidiary of China Enterprises which is owned as to 55.2% effective equity interest and 88.8% effective voting

interest by the Company, and Ananda Wing On Travel (Holdings) Limited ("Ananda Wing On") entered into a subscription agreement (the "Subscription Agreement") in respect of the subscription of 4,800,000,000 new shares of HK$0.01 each in the capital of Ananda Wing On at an issue price of HK$0.027 per share which will be paid upon completion of the Subscription Agreement. At the same time, China Enterprises and Ananda Wing On entered into a subscription agreement (the "CN Agreement") regarding the subscription of the convertible note issued by Ananda Wing On to China Enterprises or its nominee for a consideration of HK$120,000,000 which will be paid upon completion of the CN Agreement. Further details can be found in the circular to shareholders dated 4th March, 2002. Completion of the aforesaid transactions took place in April, 2002.

In June 2002, Calisan Developments Limited ("Calisan") and Well Orient Limited ("Well Orient") are substantial shareholders of the Company and have agreed to place, through Tai Fook Securities Company Limited ("Tai Fook") on a best efforts basis, an aggregate of 92,000,000 existing shares of the Company to independent investors at a price of HK$0.20 per share. At the same date, the Company, Calisan and Well Orient as subscribers, whereby each of Calisan and Well Orient agreed to subscribe for 50% of the shares of the Company place under the placing agreement dated 6th June, 2002, entered into among Calisan, Well Orient and Tai Fook subject to a maximum of 46,000,000 new shares of the Company and 46,000,000 new shares of the Company respectively at the price of HK$0.20 per subscription share. Completion of the transaction took place in June 2002. Further details of the transaction are set out in the announcement dated 7th June, 2002.

In June 2002, the Company as the subscriber and Companion Building Material International Holdings Limited ("Companion") entered into a subscription agreement in relation to the subscription for 20,000,000,000 shares in Companion at a total subscription price of HK$200,000,000. Further details of the transaction are set out in the joint announcement dated 7th June, 2002. Completion of the aforesaid transaction took place in September, 2002.

In July 2002, a project management services agreement entered into between the Company and Paul Y. Project Management International Limited, a wholly-owned subsidiary of Paul Y. - ITC Construction Holdings Limited ("Paul Y."), in respect of the provision of project management services for the development of the Liqiao Industrial

Park at Shunyi District, Beijing, the PRC for a term of five years and for a total remuneration of not more than HK$9,000,000. Further details of the transaction are set out in the announcement dated 9th July, 2002.

In July 2002, the Company announced to propose to raise net proceeds of approximately HK$40 million by issuing not less than 276,489,471 new shares by the rights issue with the bonus issue at a price of HK$0.15 per rights share. The Company will provisionally allot one rights share for every two existing shares held by the qualifying shareholders on the record date with bonus warrants in the proportion of three units of subscription rights with initial subscription price of HK$0.16 for every five rights shares taken up. Completion of rights issue with bonus issue took place in August, 2002.

In July 2002, the Company announced to propose an extensive group reorganization, the principal elements included the entering into of the subscription agreement, the placing agreement, the first, second and third sale and purchase agreements by China Land, a 65.6% owned subsidiary of the Company. Upon completion of the proposal agreements, the Company's interest in China Land would be diluted from 65.6% to 22.0% of the issued share capital of China Land as enlarged by the subscription shares, the placing shares and the consideration shares. Further details of the transaction are set out in the joint announcement dated 26th July, 2002.

PROSPECTS

With a looming uncertainty on the speed of recovery of global economy evidenced by slow and anaemic consumption prospects in US, Japan and Europe and further heightened by the recent tension in the Middle East, deflationary concerns continues to plague the global economy.

However, with a highly untapped consumption market, China is expected to be a high growth area in the global arena. With its accession into the World Trade Organization, its successful bid for the 2008 Olympic Games and the expected stabilizing transition of power in the coming 16th People Congress, China has demonstrated its political stability and most importantly as its steadfast aim to become a global economic powerhouse.

The Group shall focus its investment strategy on identifying China related investments which can add value. The Group has identified the hospitality and property sectors in China as a lucrative and high growth sector while further enhancing its current industrial portfolio.

NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

As at 30th June, 2002, the Group employed approximately 12,315 staff. Remuneration packages comprised of salary and year-end bonuses based on individual merits. No share options were granted or exercised during the period ended 30th June, 2002.

DIRECTORS' INTERESTS IN SHARES

As at 30th June, 2002, the interests of the directors in the share capital of the Company and its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"), as recorded in the register kept by the Company under Section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") pursuant to the Model Code (the "Model Code") for Securities Transactions by Directors of Listed Companies in the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules") were as follows:

	Number of Shares *(Note 1)*		
	Personal Interests	**Family Interests**	**Corporate Interest**
Chan Kwok Keung, Charles *(Note 2)*	—	—	80,440,000
Lien Kait Long	632	—	—

Notes:

1. Share(s) of HK$0.10 each in the capital of the Company.

2. Dr. Chan Kwok Keung, Charles is deemed to be interested in the 80,440,000 shares in the Company held by Calisan Developments Limited ("Calisan") by virtue of his interest in Chinaview International Limited ("Chinaview") which owns more than one-third of the issued share capital of Calisan. Details of which are disclosed under the heading "Substantial Shareholders".

Save as disclosed above, as at 30th June, 2002, none of the Company's directors or their associates had any personal, family, corporate or other interests in any shares of the Company or any of its associated corporations, within the meaning of the SDI Ordinance or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

As at 30th June, 2002, the following directors of the Company had share options granted by the Company and its associated corporation to subscribe for ordinary shares as follows:—

(a) The Company

	Date of grant	Number of share options	Exercise price *(HK$)*
Chan Ling, Eva	21/07/1997	9,750	6.06
	12/01/2000	50,000	3.44

During the period, no share option was granted to or exercised by any directors of the Company.

(b) Sing Pao Media Group Limited, an associated corporation of the Company

	Date of grant	Number of share options *(Note)*	Exercise price *(HK$)*
Yap, Allan	26/05/2000	125,000	11.40
Chau Mei Wah, Rosanna	26/05/2000	250,000	11.40
Chan Kwok Hung	26/05/2000	125,000	11.40

Note:

The options are exercisable in accordance with the terms of the pre-IPO share option scheme of Sing Pao Media Group Limited at any time during the period commencing 1 year after the date of grant and ending 5 years after the date of grant in accordance with the following schedule:

Period since date of grant	Percentage of shares comprised in options which become exercisable
Year 1	zero
Year 2	up to 25%
Year 3	up to 50% (less the percentage of shares which arose upon the exercise of share options between the first anniversary and the second anniversary)
Year 4	up to 75% (less the percentage of shares which arose upon the exercise of share options between the first anniversary and the third anniversary)
Year 5	all shares in respect of which the share options have not been previously exercised

Save as disclosed above, at no time during the period was the Company or any of its associated corporations a party to any arrangements to enable the directors of the Company, or their spouse and children under the age of 18, to acquire benefits by means of the acquisition of shares, or debentures of the Company or any other body corporate or had exercised any such rights during the period.

SUBSTANTIAL SHAREHOLDERS

As at 30th June, 2002, the following persons were recorded in the register kept by the Company under Section 16(1) of the SDI Ordinance showed that, the following

shareholders had an interest of 10% or more of the issued share capital of the Company:

Name	Note	No. of shares	Approximate % of issued share capital
Calisan Developments Limited	1	80,440,000	14.55
Great Decision Limited	1	80,440,000	14.55
Paul Y. — ITC Investments Group Limited	1	80,440,000	14.55
Paul Y. — ITC Construction Holdings (B.V.I.) Limited	1	80,440,000	14.55
Paul Y. — ITC Construction Holdings Limited	1	80,440,000	14.55
Hollyfield Group Limited	1	80,440,000	14.55
ITC Investment Holdings Limited	1	80,440,000	14.55
ITC Corporation Limited	1	80,440,000	14.55
Galaxyway Investments Limited	1	80,440,000	14.55
Chinaview International Limited	1	80,440,000	14.55
Dr. Chan Kwok Keung, Charles	1	80,440,000	14.55
Well Orient Limited	2	80,440,000	14.55
Powervote Technology Limited	2	80,440,000	14.55
Hanny Magnetics (B.V.I.) Limited	2	80,440,000	14.55
Hanny Holdings Limited	2	80,440,000	14.55

Notes:

1. Dr. Chan Kwok Keung, Charles ("Dr. Chan") owns the entire interest of Chinaview International Limited ("Chinaview") which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns more than one-third of the entire issued ordinary share capital of ITC Corporation Limited ("ITC"). ITC owns the entire interest of ITC Investment Holdings Limited ("ITC Investment"). ITC Investment owns the entire interest in Hollyfield Group Limited ("Hollyfield"). Hollyfield owns more than one-third of the entire issued share capital of Paul Y.. Paul Y. owns the entire interest of Paul Y. — ITC Construction Holdings (B.V.I.) Limited ("PYBVI") which in turn owns the entire interest in Paul Y. — ITC Investments Group Limited ("PYITCIG"). PYITCIG owns the entire interest of Great Decision Limited ("GDL") which in turn owns the entire interest in Calisan Developments Limited ("Calisan"). Accordingly, GDL, PYITCIG, PYBVI, Paul Y., Hollyfield, ITC Investment, ITC, Galaxyway, Chinaview and Dr. Chan were deemed to be interested in 80,440,000 shares of the Company which were held by Calisan.

2. Well Orient Limited ("WOL") is wholly-owned by Powervote Technology Limited ("PTL") which is in turn owned by Hanny Magnetics (B.V.I.) Limited ("Hanny Magnetics"). Hanny Magnetics is wholly-owned by Hanny Holdings Limited ("Hanny"). PTL, Hanny Magnetics and Hanny were deemed to be interested in 80,440,000 shares of the Company which were held by WOL.

Save as disclosed above, as at 30th June, 2002, the Company had not been notified of any other interests representing 10% or more of the issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES

There was no purchase, sale or redemption of the listed shares of the Company by the Company or its subsidiaries during the period.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not complied with the Code of Best Practice (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the accounting period covered by the interim report, except that the Independent Non-Executive Directors of the Company are not appointed for specific terms as subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Articles of Association.

AUDIT COMMITTEE

The audit committee of the Company comprises Mr. David Edwin Bussmann and Ms. Choy Hok Man, Constance who are Independent Non-Executive Directors. The audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussing auditing, internal control and financial reporting matters including the review of the unaudited interim financial report for the six months ended 30th June, 2002.

PUBLICATION OF DETAILED INTERIM RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed interim results announcement containing all information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website (http://www.hkex.com.hk) in due course.

By Order of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 25th September, 2002

德勤 • 關黃陳方會計師行
Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong
香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

獨立審閱報告

致中策集團有限公司董事會
(於香港註冊成立之有限公司)

引言

本核數師行受　貴公司委托審閱載於第3至第23頁之中期財務報告。

董事之責任

香港聯合交易所有限公司證券上市規則規定，中期財務報告須按照香港會計師公會頒佈的《會計實務準則》第25號「中期財務報告」及其他有關規定編製。編製中期財務報告是董事的責任，並已由董事審批。

審閱工作

本行的審閱工作是按照香港會計師公會頒佈的《核數準則》第700號「審閱中期財務報告」進行。審閱範圍主要包括對集團管理層作出查詢及運用分析性程序對中期財務報告作出分析，並據此評估所採用的會計政策及呈報形式是否一致(另作披露者除外)。審閱工作並不包括審核程序(如測試內部監控系統和核實資產、負債及交易活動)。由於審閱的工作範圍遠較審核工作少，因此只能提供較審核工作為低的可靠程度。所以，本行不會對中期財務報告作出審核意見。

審閱結論

本核數師之審閱工作有別於審核，而基於審閱結果，本行並不察覺須對截至二零零二年六月三十日止六個月的中期財務報告作出任何重大的修改。

德勤◦關黃陳方會計師行
執業會計師

香港
二零零二年九月二十五日

簡明綜合收益表
截至二零零二年六月三十日止六個月

		截至六月三十日止六個月	
		二零零二年	二零零一年
	附註	千港元	千港元
		(未經審核)	(未經審核)
營業額		**1,706,190**	1,869,118
銷售成本		**(1,421,501)**	(1,670,895)
毛利		**284,689**	198,223
其他經營收入	4	**105,662**	77,550
分銷成本		**(115,065)**	(95,993)
行政支出		**(116,743)**	(114,601)
其他支出	5	**(346,237)**	(100,755)
經營虧損	6	**(187,694)**	(35,576)
出售附屬公司權益之(虧損)收益淨額		**(19,050)**	9,953
出售/攤薄聯營公司權益之虧損淨額		**(1,010)**	(275)
融資成本		**(53,809)**	(46,143)
所佔聯營公司之業績		**(25,374)**	(1,521)
税前虧損		**(286,937)**	(73,562)
税項	7	**(7,928)**	(8,151)
未計少數股東權益之虧損		**(294,865)**	(81,713)
少數股東權益		**141,166**	56,939
期間虧損淨額		**(153,699)**	(24,774)
每股虧損			
—基本及攤薄	8	**(32.9) 仙**	(5.4) 仙

簡明綜合資產負債表
於二零零二年六月三十日

	附註	二零零二年六月三十日 千港元 (未經審核)	二零零一年十二月三十一日 千港元 (經審核)
非流動資產			
投資物業	9	**40,272**	49,341
物業、廠房及設備	10	**2,104,567**	2,452,199
發展中／待發展物業		**138,439**	137,000
收購土地發展權之付款		**8,330**	2,727
商譽		**31,891**	32,708
於聯營公司之權益	11	**257,420**	176,268
應收賬款 — 於一年後到期	12	**26,219**	302,439
於證券之投資	13	**562,040**	473,408
借予少數股東之貸款		**26,954**	26,765
		3,196,132	3,652,855
流動資產			
待售物業		**75,062**	32,881
存貨		**712,842**	790,288
應收貿易賬款	14	**624,807**	481,024
應收賬款 — 於一年內到期	12	**755,657**	107,195
應收聯營公司之款項	11	**45,018**	13,517
其他應收賬款、按金及預付款項		**295,807**	298,722
提供予承建商之墊款		**9,439**	9,439
利得稅及其他可收回稅項		**1,207**	208
於證券之投資	13	**40,000**	40,000
銀行結餘及現金		**477,749**	744,927
已抵押銀行存款		**9,578**	83,520
		3,047,166	2,601,721

	附註	二零零二年 六月三十日 千港元 (未經審核)	二零零一年 十二月三十一日 千港元 (經審核)
流動負債			
應付賬款及應計費用	15	**392,514**	431,885
其他應付賬款		**695,564**	563,821
應付貸款	16	**280,000**	—
應付關連公司款項		**38,076**	36,492
應付聯營公司款項		**98**	9,625
利得稅及其他應付稅項		**9,169**	32,871
銀行貸款及其他借貸		**877,803**	922,272
		2,293,224	1,996,966
流動資產淨值		**753,942**	604,755
		3,950,074	4,257,610
資本及儲備			
股本	17	**55,298**	46,098
儲備		**2,029,234**	2,174,692
		2,084,532	2,220,790
少數股東權益		**1,142,975**	1,323,582
非流動負債			
銀行貸款及其他借貸 — 於一年後到期		**602,264**	593,121
已收按金		**76,638**	76,638
少數股東提供之貸款		**43,665**	43,479
		722,567	713,238
		3,950,074	4,257,610

簡明綜合股權變動表

截至二零零二年六月三十日止六個月

	股本	股份溢價	特殊資本儲備	資本贖回儲備	綜合時產生之商譽	匯兌儲備	其他不可分派儲備	保留溢利(虧損)	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
二零零一年一月一日	460,979	1,876,729	–	233	202,694	4,878	34,403	269,938	2,849,854
匯兌調整	–	–	–	–	–	(9,495)	–	–	(9,495)
應佔聯營公司儲備變動淨額	–	–	–	–	–	(107)	193	–	86
並無於簡明綜合收益表確認之收益(虧損)淨額	–	–	–	–	–	(9,602)	193	–	(9,409)
聯營公司商譽減值虧損	–	–	–	–	11,078	–	–	–	11,078
出售附屬公司權益變現	–	–	–	–	(244)	(746)	(101)	–	(1,091)
攤薄聯營公司權益變現	–	–	–	–	275	–	–	–	275
自保留溢利撥出	–	–	–	–	–	–	169	(169)	–
期內虧損淨額	–	–	–	–	–	–	–	(24,774)	(24,774)
二零零一年七月一日	460,979	1,876,729	–	233	213,803	(5,470)	34,664	244,995	2,825,933
匯兌調整	–	–	–	–	–	2,218	–	–	2,218
應佔聯營公司儲備變動淨額	–	–	–	–	–	35	(193)	–	(158)
並無於簡明綜合收益表確認之收益(虧損)淨額	–	–	–	–	–	2,253	(193)	–	2,060
來自資本重組	(414,881)	–	414,881	–	–	–	–	–	–
附屬公司及聯營公司商譽減值虧損	–	–	–	–	2,652	–	–	–	2,652
出售/攤薄附屬公司/聯營公司權益變現	–	–	–	–	(25,018)	96	(10,977)	–	(35,899)
自保留溢利撥出	–	–	–	–	–	–	11,899	(11,899)	–
期內虧損淨額	–	–	–	–	–	–	–	(573,956)	(573,956)
二零零一年十二月三十一日	46,098	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,220,790
匯兌調整	–	–	–	–	–	(831)	–	–	(831)
應佔聯營公司儲備變動淨額	–	–	–	–	–	929	(85)	–	844
並無於簡明綜合收益表確認之收益(虧損)淨額	–	–	–	–	–	98	(85)	–	13
發行股份	9,200	–	–	–	–	–	–	–	9,200
發行股份溢價	–	9,200	–	–	–	–	–	–	9,200
發行股份開支	–	(621)	–	–	–	–	–	–	(621)
出售附屬公司權益變現	–	–	–	–	–	(1,267)	(1,618)	–	(2,885)
出售/攤薄聯營公司權益變現	–	–	–	–	3,100	(566)	–	–	2,534
期內虧損淨額	–	–	–	–	–	–	–	(153,699)	(153,699)
二零零二年六月三十日	55,298	1,885,308	414,881	233	194,537	(4,856)	33,690	(494,559)	2,084,532

簡明綜合現金流量報表

截至二零零二年六月三十日止六個月

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	*千港元*
	(未經審核)	(未經審核)
經營業務之現金流入淨額	**169,643**	200,880
投資活動之現金流出淨額	**(721,771)**	(114,767)
融資之現金流入(流出)淨額	**271,820**	(361,601)
現金及現金等額減少淨額	**(280,308)**	(275,488)
期初之現金及現金等額	**744,927**	873,326
匯率變動之影響	**(2,457)**	(9,936)
期終之現金及現金等額	**462,162**	587,902
現金及現金等額結餘分析		
銀行結餘及現金	**477,749**	607,179
銀行透支	**(15,587)**	(19,277)
	462,162	587,902

1. **呈報基準**

簡明財務報表乃根據香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16之有關披露之規定及香港會計師公會所頒佈之會計實務準則(「會計實務準則」)第25號「中期財務報告」之規定編製。

2. **主要會計政策**

簡明財務報表乃根據過往成本法編製,並就投資物業、酒店物業及證券投資之估值作出調整。

除下文所述者外,所採用之會計政策與編製本集團截至二零零一年十二月三十一日止年度之年度財務報表所採用者一致。

本集團在本報告期間首次採用多項香港會計師公司新頒佈及修訂之會計實務準則,因而採納下列新訂及經修訂會計政策。採用該等會計實務準則後,現金流量表及股權變動表之呈報方式有所變動,然而對本會計期間或過往會計期間之業績並無重大影響,故毋須作出前期調整。。

終止營業

會計實務準則第33號「終止營業」乃有關呈報終止經營之財務資料,並取代以往會計實務準則第2號「期內溢利或虧損淨額」、會計政策基本錯誤及變動之規定。根據會計實務準則第33號,有關終止營業之財務報表數額於訂立具約束力之協議或宣佈終止業務之詳細計劃時另行披露。採納會計實務準則第33號後,本集團已就本會計期間確認本集團之消費品及電子產品分部為已終止營業,並於附註3作出詳細披露。

3. 分部資料

業務分部

就管理而言，本集團現時之部門架構如下。下列部門乃本集團呈報首要分部資料之基準。

本集團按業務分部劃分之收益及經營業績貢獻分析如下：

	經營收費高速公路	輪胎	重工業	消費品	電子產品	藥品	物業投資	酒店經營	證券投資及應收貸款	其他	對銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
	（註b）			（註a）	（註a）							
截至二零零二年六月三十日止期間												
收益												
對外銷售	25,194	1,377,208	129,406	–	–	141,159	8,860	21,452	63,289	15,407	–	1,781,975
分部間銷售	–	–	–	–	–	–	–	–	–	492	(492)	–
總收益	25,194	1,377,208	129,406	–	–	141,159	8,860	21,452	63,289	15,899	(492)	1,781,975
業績												
分部業績	(70,289)	(94,101)	15,539	–	–	(6,049)	(12,069)	(1,027)	(23,065)	12,994	–	(178,067)
未分攤企業支出												(39,504)
利息收入												28,417
股息收入												1,460
經營虧損												(187,694)
融資成本												(53,809)
出售附屬公司權益之虧損淨額												(19,050)
出售／攤薄聯營公司權益之虧損淨額												(1,010)
所佔聯營公司之業績												(25,374)
稅前虧損												(286,937)

分部間之收益按市價收取。

3. 分部資料(續)

業務分部(續)

	輪胎	重工業	消費品	電子產品	物業投資	酒店經營	證券投資及應收貸款	報章出版	其他	對銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
			(註a)	(註a)				(註c)			
截至二零零一年六月三十日止期間											
收益											
對外銷售	1,541,853	64,355	94,360	23,102	74,142	24,925	21,028	46,381	19,828	–	1,909,974
分部間銷售	–	–	–	–	–	–	–	–	1,117	(1,117)	–
總收益	1,541,853	64,355	94,360	23,102	74,142	24,925	21,028	46,381	20,945	(1,117)	1,909,974
業績											
分部業績	4,086	11,522	7,387	19	(32,533)	3,826	(5,029)	(38,887)	2,514	–	(47,096)
未分攤企業支出											(25,175)
利息收入											33,554
股息收入											3,140
經營虧損											(35,576)
融資成本											(46,143)
出售附屬公司權益之收益淨額											9,953
出售/攤薄聯營公司權益之虧損淨額											(275)
所佔聯營公司之業績											(1,521)
稅前虧損											(73,562)

分部間之收益按市價收取。

3. 分部資料（續）

業務分部（續）

註：

(a) 於二零零二年一月，本集團分別出售於寧波中華太豐食品股份有限公司（「太豐食品」）及杭州中策電器（股份）有限公司（「杭州電器」）之權益。太豐食品主要從事製造與買賣食品，而杭州電器則從事製造與買賣電子產品，即分別為消費品與電子產品兩項業務分部。

完成出售後，本集團再無擁有太豐食品及杭州電器任何權益，而消費品與電子產品等業務分部於二零零二年視為已終止業務。

(b) 於二零零二年九月，本公司之附屬公司中國置地集團有限公司（「中國置地」）訂立諒解備忘錄，出售一間從事經營收費高速公路之附屬公司權益。完成出售後，本集團再無擁有經營收費高速公路業務任何權益。

(c) 於二零零一年十二月，本集團於Actiwater Resources Limited（「Actiwater」）權益已售予成報傳媒集團有限公司。Actiwater之主要業務為報章出版。出售Actiwater之收益約為93,806,000港元。出售事項完成後，出版報章之業務分部於二零零一年被視為終止經營業務處理。

3. 分部資料（續）

地區分部

本集團按地區市場劃分之營業額及經營（虧損）溢利分析如下（當中並無計及貨品／服務之來源地）：

	營業額		經營（虧損）溢利	
	截至六月三十日止六個月		截至六月三十日止六個月	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
中華人民共和國，不包括香港（「中國」）	**1,576,636**	1,804,617	**(129,580)**	62,117
香港	**112,334**	64,501	**(86,816)**	(63,543)
海外	**17,220**	—	**8,642**	(24,472)
	1,706,190	1,869,118	**(207,754)**	(25,898)
融資成本			**(53,809)**	(46,143)
所佔聯營公司之業績			**(25,374)**	(1,521)
稅前虧損			**(286,937)**	(73,562)

4. 其他經營收入

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
出售證券投資之收入	**63,289**	—
利息收入	**28,417**	33,554
證券投資之未變現收入	—	21,028
上市投資之股息收入	**1,460**	3,140
出售物業、廠房及設備之收入	**231**	45
其他	**12,265**	19,783
	105,662	77,550

5. **其他支出**

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
證券投資之未變現虧損	**41,768**	—
證券投資之已確認減值虧損	**44,585**	—
物業、廠房及設備之已確認減值虧損	**236,525**	—
待售物業之已確認減值虧損	**1,185**	—
投資物業之已確認減值虧損	**9,069**	—
存貨之已確認減值虧損	**6,885**	—
商譽攤銷	**817**	2,332
呆壞賬撥備	**—**	55,287
出售證券投資之虧損	**—**	23,621
聯營公司商譽之已確認減值虧損	**—**	11,078
聯營公司權益之已確認減值虧損	**—**	3,591
其他	**5,403**	4,846
	346,237	100,755

6. **經營虧損**

經營虧損已扣除下列各項：

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
折舊及攤銷物業、廠房及設備	**73,940**	82,630
攤銷包括在行政開支內之無形資產	**817**	2,692

7. **稅項**

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
稅項支出包括：		
其他司法權區之稅項	**7,928**	7,428
所佔聯營公司稅項	**—**	723
	7,928	8,151

其他司法權區之稅項乃按個別司法權區之適用稅率計算。

8. **每股虧損**

每股基本虧損乃根據期間之虧損淨額153,699,000港元（截至二零零一年六月三十日止六個月：24,774,000港元）及期內已發行普通股之經調整加權平均數467,586,677股（截至二零零一年六月三十日止六個月：460,978,942股）計算。

由於行使購股權會導致每股虧損減少，故此於計算每股攤薄虧損時並無假設已行使購股權。

9. **投資物業變動**

董事參考市值得出9,069,000港元之重估虧絀。

10. **物業、廠房及設備變動**

本集團於本期間由於出售附屬公司而出售賬面總淨值約150,000,000港元之物業、廠房及設備。

10. 物業、廠房及設備變動（續）

本集團於本期間完成中國之收費高速公路建設工程，並開展收費高速公路業務。然而，管理層有意重新專注於經營酒店作為主要業務。因此，本集團已按估計售價檢討高速公路之賬面值，而確認約72,305,000港元之減值虧損，即估計售價與賬面值間之差價，並已自簡明綜合收益表扣除。此外，由於位於中國之附屬公司輪胎工廠持續錄得虧損，故本集團參考根據現金流量貼現法釐定之估計價值，重新檢討機器及設備之賬面值後，確認約164,000,000港元之減值虧損，並已自簡明綜合收益表扣除。

本集團錄得約114,000,000港元之物業、廠房及設備開支。

董事認為酒店物業於二零零二年六月三十日之賬面值與市值並無重大差異。

11. 佔聯營公司之權益／聯營公司欠款

於二零零二年四月，本集團收購於香港聯合交易所有限公司（「香港聯交所」）上市之辰達永安旅遊（控股）有限公司（「辰達永安」）34.58%權益，代價約為130,000,000港元，辰達永安其後於二零零二年五月發行股份，本集團之權益進一步攤薄至30.95%。

12. 應收款項變動

應收款項包括應收Danwei Limited（「Danwei」）款項約123,000,000港元（二零零一年十二月三十一日：123,000,000港元）及應收Lucklong Venture Limited（「Lucklong」）款項約110,000,000港元（二零零一年十二月三十一日：110,000,000港元）。本集團董事周美華女士之替任董事劉高原先生為Danwei及Lucklong之最終控股公司之董事。此外，周美華女士亦為Danwei及Lucklong之董事。Danwei及Lucklong持有之若干物業控股公司之股份已抵押予本集團，作為上述貸款之抵押品。

除上文所述約233,000,000港元之數額已有抵押外，其餘應收款項結餘並無抵押。所有應收款項均按市場現行息率計息。

此外，應收款項包括約40,000,000港元（二零零一年十二月三十一日：無）應收本集團聯營公司之款項。

13. 證券投資變動

本集團期內以約306,000,000港元之代價收購若干投資，並出售賬面值約131,000,000港元之若干投資。此外，期內已自簡明綜合收益表扣除約42,000,000港元之未變現證券投資虧損。董事已確認約45,000,000港元之減值虧損，並自簡明綜合收益表扣除。

14. 應收賬款

本集團一般給予客戶90至180日不等之信貸期，截至報告日期之應收賬款賬齡分析如下：

	二零零二年 六月三十日 千港元	二零零一年 十二月三十一日 千港元
0至90日	**447,874**	330,169
91 -180日	**76,892**	93,564
超過180日	**100,041**	57,291
	624,807	481,024

15. 應付賬款及應計費用

於結算日，包括在應付賬款及應計費用內之應付賬款按賬齡分析如下：

	二零零二年 六月三十日 千港元	二零零一年 十二月三十一日 千港元
0至90日	**278,079**	278,148
91 -180日	**38,375**	43,876
超過180日	**41,768**	75,570
	358,222	397,594
加：應計開支	**34,292**	34,291
	392,514	431,885

16. 應償還貸款

本集團於本期間取得約280,000,000港元之額外無抵押其他貸款，該等貸款按市場息率計息並須於一年內償還。上述貸款用作一般營運資金。

17. 股本

	股份數目	價值
		千港元
法定：		
每股面值0.10港元之普通股		
二零零一年十二月三十一日及		
二零零二年六月三十日之結餘	8,000,000,000	800,000
已發行及繳足：		
每股面值0.10港元之普通股		
二零零二年一月一日	460,978,942	46,098
發行股份	92,000,000	9,200
二零零二年六月三十日	552,978,942	55,298

截至二零零二年六月三十日止期間，本公司按每股0.20港元之價格向主要股東發行及配發92,000,000股每股面值0.10港元之本公司普通股，以收取現金。上述發行股份在各方面均與當時之已發行股份享有同等權益。

18. 承擔

於結算日,本集團之資本承擔如下:

	二零零二年六月三十日 千港元	二零零一年十二月三十一日 千港元
已訂約但未於財務報表撥備:		
— 土地發展權	**208,508**	214,254
— 發展中/待發展物業	**27,036**	26,902
— 在建物業	**134,974**	129,393
— 在建工程	**26,607**	10,849
— 聯營公司權益	**200,000**	—
— 物業、廠房及設備	**—**	18,005
	597,125	399,403
已批准但未訂約之物業、廠房及設備	**75,807**	35,096

19. 或然負債

(a) 於二零零二年六月三十日,本集團就外界人士與一間聯營公司所獲銀行信貸而向銀行提供合共約189,000,000港元(二零零一年十二月三十一日:183,000,000港元)之擔保。

(b) 於一九九九年八月,位於中國廣州市保華廣場之建築師向中國置地之間接全資附屬公司Eventic Limited(「Eventic」)提出訴訟,追討服務費600,000港元及其他開支6,600,000港元。Eventic委聘建築師為保華廣場提供建築服務。

Eventic就上述索償提出強烈抗辯,並就建築師未能提供足夠監管服務所導致之虧損及損失提出反索償。

基於Eventic提出反索償,建築師將索償總額修訂為7,700,000港元。於本報告日期,上述訴訟仍在進行中,現時正在交換文件。在考慮中國置地法律顧問之意見後,董事認為訴訟結果將不會對本集團有任何重大不利之財政影響。

19. 或然負債*(續)*

(c) 於二零零一年七月，中國置地(發展商)之間接全資附屬公司惠州緯通房地產有限公司(「惠州緯通」)向中國廣東省惠州市政府提出訴訟。根據於一九九四年九月七日由惠州市政府向惠州緯通發出之擔保函件，惠州市政府為惠州市嘉城集團有限公司(「惠州嘉城」)之擔保人，而惠州嘉城為Hongkong Macau Square之主要承建商。惠州緯通之索償額約為人民幣243,600,000元，即惠州緯通向惠州嘉城支付之建築成本約人民幣167,500,000元加上約人民幣76,100,000元之損失。

於本報告日期，惠州緯通正等待案件聆訊。於現階段，未能預計訴訟之結果。由於Hongkong Macau Square之總建築成本經已撇銷，故此董事認為即使最後裁決對惠州緯通不利，亦不大可能對本集團有任何重大不利之財政影響。

(d) 於二零零二年六月，保華廣場之分判承建商向Eventic提出訴訟，追討約人民幣5,200,000元分判工程之款項。

由於Eventic與分判承建商並無任何合約關係，故此Eventic就上述索償提出強烈抗辯。Eventic亦就大約人民幣4,200,000元之未動用墊款及約人民幣800,000元之多付款項向分判承建商提出反索償及／或與該分判承建商抵銷互相之索償。

於本報告日期，上述訴訟仍在進行中。董事認為，即使最後裁決對Eventic不利，亦不大可能對本集團有任何重大不利之財政影響。

20. 資產抵押

於二零零二年六月三十日及二零零一年十二月三十一日，下列資產均已抵押，作為本集團所獲信貸之擔保：

(a) 賬面值10,410,000港元（二零零一年十二月三十一日：17,630,000港元）之投資物業。

(b) 若干賬面值125,546,000港元（二零零一年十二月三十一日：234,462,000港元）之物業、廠房及設備。

(c) 總值1,929,000港元（二零零一年十二月三十一日：5,244,000港元）之證券投資。

(d) 若干賬面值約53,194,000港元（二零零一年十二月三十一日：53,194,000港元）之聯營公司股份。

(e) 總值9,578,000港元（二零零一年十二月三十一日：83,520,000港元）之銀行存款。

(f) 收取從事經營收費高速公路之附屬公司之公路費收入之權利經已抵押予銀行，以作為本集團所獲信貸之擔保。

此外，本集團一間附屬公司之全部資產亦已抵押予銀行，作為本集團所獲信貸之擔保。

21. 關連人士交易

本集團於本期間曾與關連人士進行下列重大交易：

		截至六月三十日止六個月	
公司名稱	**交易性質**	**二零零二年**	二零零一年
		千港元	*千港元*
Lucklong	本集團已收及應收之貸款利息收入	**3,035**	4,000
Danwei	本集團已收及應收之貸款利息收入	**3,389**	5,000

註：

本公司若干董事為Danwei及Lucklong最終控股公司之董事，亦為Danwei及Lucklong之董事。

上述交易根據有關各方同意之條款進行。

22. 結算日後事項

本集團於結算日後有下列重大事項：

(1) 於二零零二年六月四日，本公司與友聯建築材料國際集團有限公司（「友聯建材」為香港聯合交易所之上市公司）訂立認購協議，認購20,000,000,000股友聯建材新股份，總代價為200,000,000港元。

交易已於二零零二年九月二十日完成。

(2) 本公司於二零零二年七月十五日舉行之董事會會議上通過決議案，建議以配售新股方式按每股配售股份0.15港元之認購價，向現有股東發行不少於276,489,471股每股面值0.10港元之配售股份（「配售新股」），基準為每持有兩股現有股份可獲發一股配售股份，並發行紅利認股權證。根據配售新股，本公司將按每認購五股配售股份可獲配售三份紅利認股權證之比例，向股東發行紅利認股權證，初步認購價為每股0.16港元。

配售新股已於二零零二年八月二十七日完成。

(3) 於二零零二年七月二十九日，本公司已公佈訂立下列協議進行大規模集團重組：

(a) 於二零零二年七月二十二日，中國置地與辰達永安訂立有條件認購協議，內容有關辰達永安認購中國置地1,000,000,000股認購股份，每股認購股份之發行價為0.30港元，而總代價則合共約300,000,000港元（「認購協議」）。

(b) 於二零零二年七月二十二日，中國置地與配售代理訂立有條件配售協議，內容關於配售代理盡力配售1,333,333,333股中國置地新股，每股配售股份之發行價為0.30港元，所得款項合共約400,000,000港元（「配售協議」）。

(c) 於二零零二年七月二十二日，中國置地與辰達永安訂立有條件買賣協議，向辰達永安收購Shropshire Property Limited（「Shropshire」）全部已發行股本及約44,400,000港元之股東貸款，代價約為110,000,000港元。該筆代價將以發行366,666,666股中國置地新股之方式支付，每股代價股份作價0.30港元。Shropshire有權收購洛陽金水灣大酒店有限公司（「洛陽金水灣」）之60%權益，而洛陽金水灣之主要資產位於中國洛陽之洛陽金水灣大酒店（「第一份買賣協議」）。

22. 結算日後事項（續）

(d) 於二零零二年七月二十二日，中國置地與保華德祥建築集團有限公司（「保華德祥」，本公司主要股東）訂立另一份有條件買賣協議，向保華德祥收購Rosedale Hotel Group Limited全部已發行股本及約482,500,000港元之股東貸款，現金代價為250,000,000港元，而Rosedale Hotel Group Limited間接擁有珀麗酒店之公司（「第二份買賣協議」）。

(e) 於二零零二年七月二十二日，中國置地之全資附屬公司Clever Basin Holdings Limited與Hutchison Hotels Holdings (International) Limited（「Hutchison Hotels Holdings」）訂立有條件買賣協議，向Hutchison Hotels Holdings收購Makerston Limited全部已發行股本及約605,600,000港元之股東貸款，總代價為515,000,000港元。Makerston持有北京海逸酒店有限責任公司（「北京海逸」）之95%間接權益。該筆代價將會於完成時以現金150,000,000港元及發行金額365,000,000港元之承兑票據之方式支付。北京海逸之主要資產為北京海逸酒店（「第三份買賣協議」）。

認購協議、配售協議、第一、第二及第三份買賣協議完成後，本集團所持有中國置地之權益將由約65.56%攤薄至約27.97%。

上述交易直至本報告刊發日期尚未完成。

(4) 本公司之附屬公司China Enterprises Limtied（「China Enterprises」）為紐約證券交易所（「紐約證交所」）之上市公司。China Enterprises於二零零二年九月十九日獲紐約證交所通知，由於China Enterprises未能符合紐約證交所之持續上市標準，故此有意於二零零二年九月二十七日開市前暫停China Enterprises普通股之買賣。China Enterprises計劃根據紐約證交所之上訴程序要求紐約證交所重新考慮有關決定。倘China Enterprises上訴失敗，則紐約證交所或會向證券管理委員會申請撤銷China Enterprises普通股在紐約證交所之上市地位。

(5) 於二零零二年九月十三日，中國置地及其附屬公司與第三者訂立諒解備忘錄，向第三者出售中國置地於Shenzhen Longchen Xinyuan Industrial Co., Ltd.之60%權益，代價淨額約為60,000,000港元。

上述交易直至本報告刊發日期尚未完成。

中期股息

董事建議不派發截至二零零二年六月三十日止六個月之中期股息（二零零一年：無）。

本集團業績分析

本集團截至二零零二年六月三十日止六個月之營業額合共1,706,000,000港元，較去年同期之1,869,000,000港元減少8.7%。本集團之收費高速公路業務及藥品業務（即分別指中國置地集團有限公司及Tung Fong Hung Investment Limited）首次錄得營業額。消費品、電子產品及報章出版業務之營業額因重組或出售業務而並無綜合計算。

本集團截至二零零二年六月三十日止六個月之未經審核綜合虧損為153,700,000港元，主要來自本集團輪胎業務、收費公路業務及物業與證券投資之經營虧損，而有關金額均已計入收費高速公路及物業、廠房及設備之減值虧損撥備以及證券投資。

流動資金及財務資源

於二零零二年上半年，本集團以業務活動所得現金、往來銀行所提供之銀行信貸及出售投資所得款項作為營運資金。

本集團之短期借貸由二零零一年十二月三十一日之922,000,000港元減至二零零二年六月三十日約878,000,000港元，而長期借貸則由二零零一年十二月三十一日之593,000,000港元增至二零零二年六月三十日約602,000,000港元。因此，本集團之借貸總額由二零零一年十二月三十一日之1,515,000,000港元減至二零零二年六月三十日約1,480,000,000港元，減幅為2.3%。資本負債比率（即長期借貸總額除以股東資金總額）則由26.7%增至28.9%。

現金及銀行結餘約為487,000,000港元，以港元及澳元為主。於回顧期間，本公司並無任何重大外匯波動風險。

重要投資

China Enterprises Limited（在香港以China Tire Holdings Limited之名義經營業務）

期內輪胎市場競爭十分激烈，惟由於China Enterprises Limited（「China Enterprises」）致力重組產品策略，專注發展有利可圖之高利潤產品，並終止利潤偏低之產品，故此雖然天然橡膠及尼龍線等主要原料之價格上漲，但輪胎價格仍保持平穩。雖然出現上述情況，但China Enterprises仍可維持7.2%之收益增長，而收益則由去年人民幣1,360,000,000元升至人民幣1,460,000,000元。子午及自行車輪胎之銷售額分別有22.1%及18.3%之顯著增長，而毛利率由12.97%上升至13.49%。China Enterprises一方面可控制不斷上升之生產成本，同時亦可從銷售利潤較高之產品而獲益。

由於終止免費送貨服務，加上新管理層嚴格削減成本及實行更具成效之行政及市場推廣策略，故此銷售及行政支出較去年同期減少27.6%至人民幣114,900,000元。

截至二零零二年六月三十日止六個月，China Enterprises出現綜合虧損淨額人民幣23,000,000元（二零零一年：虧損淨額人民幣18,000,000元），主要來自一間經營附屬公司之長期性資產減值虧損撥備。

於二零零二年九月十九日，China Enterprises 公佈，紐約證券交易所（「紐約證交所」）向公司表示，由於China Enterprises 未能符合紐約證交所之持續上市標準，故此有意於二零零二年九月二十七日開市前暫停China Enterprises 普通股之買賣。China Enterprises 計劃根據紐約證交所之上訴程序要求紐約證交所重新考慮有關決定。倘China Enterprises 上訴失敗，則紐約證交所或會向證券管理委員會申請撤銷China Enterprises 普通股在紐約證交所之上市地位。

中國置地集團有限公司

中國置地集團有限公司（「中國置地」）於二零零二年上半年出現股東應佔虧損73,600,000港元，而去年同期則為38,100,000港元。期內出現虧損主要來自有關收費高速公路、物業及興建深圳公路所動用銀行借貸之融資成本之減值虧損撥備。

待完成認購協議、配售協議、第一份、第二份與第三份買賣協議及中國置地股東與百慕達公司註冊處批准後，中國置地將會更改名稱，以反映中國置地之主要業務。中國置地將盡快另行發出有關建議更改中國置地新公司名稱之公佈。

完成上述集團重組後，中國置地將集中酒店經營與投資及其他消閒相關業務。因此，中國置地將考慮出售該等非核心業務。

Australia Net.Com Limited

於澳洲證券交易所上市之附屬公司Australia Net.Com Limited(「ANC」)錄得已扣除所得稅之綜合虧損1,190,000澳元,而去年同期則有已扣除所得稅之經營溢利35,023澳元。虧損主要來自投資減值撥備。由於財務資源充裕,故此ANC有信心繼續把握日後之策略投資機會。

Tung Fong Hung Investment Limited

Tung Fong Hung Investment Limited(「東方紅」)自二零零一年十一月起成為本公司之全資附屬公司,於截至二零零二年六月三十日止六個月出現虧損淨額18,500,000港元。由於經濟復甦緩慢,本地消費意慾低迷,使零售業務表現疲弱。

東方紅一直積極開發新產品來迎合市場需要及擴大產品種類,以進一步增加收益。全新草本健康產品「纖體清礎丸」廣受市場歡迎,現已成為穩定收入來源。

西藥製造商Jean-Marie Pharmacal Company Limited近期已取得「藥品生產質量管理規範」資格之正式證書,成為香港少數持有藥品生產質量管理規範證書之製造商,有助日後打入龐大而有待發展之本地及海外醫院市場。

同時,東方紅亦致力精簡架構,提升營運效率及加強成本控制,以鞏固財政狀況,迎接日後之挑戰。

公司發展

於二零零二年二月,本公司擁有55.2%實際權益及88.8%實際投票權之China Enterprises之全資附屬公司Million Good Limited與辰達永安旅遊(控股)有限公司(「辰達永安」)就以發行

價每股0.027港元認購4,800,000,000股辰達永安每股面值0.01港元之新股而訂立一項認購協議(「認購協議」),而有關代價將於認購協議完成時支付。China Enterprises與辰達永安亦同時就以代價120,000,000港元認購由辰達永安向China Enterprises或其代理人發行之可換股票據而訂立一項認購協議(「可換股票據協議」),有關代價將於可換股票據協議完成時支付。有關詳情載於二零零二年三月四日致股東之通函。上述交易已於二零零二年四月完成。

於二零零二年六月,本公司主要股東Calisan Developments Limited(「Calisan」)及威倫有限公司(「威倫」)同意透過大福證券有限公司(「大福」),按每股0.20港元之價格盡力向獨立投資者配售合共92,000,000股本公司現有股份。同日,本公司、Calisan及威倫(作為認購者)各自同意按每股認購股份0.20港元之價格認購本公司根據Calisan、威倫及大福於二零零二年六月六日訂立之配售協議所配售股份之50%,而有關上限分別均為46,000,000股本公司新股。有關交易已於二零零二年六月完成,交易詳情載於二零零二年六月七日之公佈。

於二零零二年六月,本公司(作為認購者)與友聯建築材料國際集團有限公司(「友聯」)訂立認購協議,認購20,000,000,000股友聯股份,總認購價為200,000,000港元。有關交易詳情載於二零零二年六月七日之聯合公佈。上述交易已於二零零二年九月完成。

於二零零二年七月,本公司與保華德祥建築集團有限公司(「保華德祥」)之全資附屬公司Paul Y. Project Management International Limited就位於中國北京順義區李橋鎮工業區之發展

提供項目管理服務而訂立項目管理服務協議，為期五年，總酬金不超過9,000,000港元。有關交易詳情載於二零零二年七月九日之公佈。

於二零零二年七月，本公司公佈，建議以配售新股方式按每股配售股份0.15港元之價格配售不少於276,489,471股配售股份連同紅利發行，以集資約40,000,000港元所得款項淨額。本公司將按合資格股東於記錄日期每持有兩股現有股份可獲暫定配發一股配售股份之比例配售新股，並將就每五股配售股份配發及發行三份紅利認股權證，初步認購價為0.16港元。配售新股及發行紅股已於二零零二年八月完成。

於二零零二年七月，本公司公佈，建議進行大規範集團重組，其中主要包括本公司擁有65.6%之附屬公司中國置地訂立認購協議、配售協議、第一份、第二份及第三份買賣協議。完成建議訂立之協議後，本公司於中國置地之權益將由佔經認購股份、配售股份及代價股份而擴大之中國置地已發行股本65.6%攤薄至22.0%。有關交易詳情載於二零零二年七月二十六日之聯合公佈。

展望

美國、日本及歐洲消費前景不樂觀反映全球經濟復甦不明朗，加上近期中東局勢緊張，全球經濟將繼續受到通縮影響。

然而，有待開發之中國消費市場預期將成為全球高增長地區。隨著中國加入世界貿易組織、成功申辦二零零八年奧運會及預期下次第16屆全國人民大會權力順利過渡，中國政治穩定，並銳意成為全球經濟強國。

本集團之投資策略為致力物色具增值潛力之中國相關投資機會。本集團認為中國酒店及物業市場有利可圖，且增長潛力雄厚，同時亦進一步擴大現有工業投資組合。

僱員數目、薪酬政策及購股權計劃

於二零零二年六月三十日，本集團約有12,315名僱員。薪酬包括薪金及按個別表現計算之年終花紅。截至二零零二年六月三十日止期間，概無授出或行使購股權。

董事於股份之權益

於二零零二年六月三十日，各董事於本公司及其聯繫公司（按證券（披露權益）條例（「披露權益條例」）之涵義）之股本中擁有根據披露權益條例第29條已通知本公司及香港聯合交易所有限公司（「香港聯交所」）及載入登記冊內之權益或根據香港聯交所證券上市規則（「上市規則」）所載上市公司董事進行證券交易的標準守則（「標準守則」）已通知本公司及香港聯交所之權益如下：

	股份數目 *（附註1）*		
	個人權益	**家族權益**	**公司權益**
陳國強 *（附註2）*	—	—	80,440,000
連克農	632	—	—

附註：

1. 本公司每股面值0.10港元之股份。

2. 由於陳國強博士擁有Chinaview International Limited（「Chinaview」）之權益，而Chinaview擁有Calisan Developments Limited（「Calisan」）超過三分之一已發行股本之權益，故被視為擁有由Calisan所持有之80,440,000股本公司股份之權益。有關詳情載於「主要股東」一段。

除上文所披露者外，於二零零二年六月三十日，本公司之董事或彼等之聯繫人士於本公司或其任何聯繫公司之任何股份中，並無擁有任何個人、家族、公司或其他權益，亦無擁有根據標準守則須通知本公司及香港聯交所之權益。

董事購買股份或債券之權利

於二零零二年六月三十日，下列本公司董事擁有本公司及其聯繫公司授出可認購普通股之購股權：

(a) 本公司

	授出日期	購股權數目	行使價 （港元）
陳玲	一九九七年七月二十一日	9,750	6.06
	二零零零年一月十二日	50,000	3.44

期內，本公司董事概無獲授或行使任何購股權。

(b) 本公司之聯繫公司成報傳媒集團有限公司

	授出日期	購股權數目 （附註）	行使價 （港元）
Yap, Allan	二零零零年五月二十六日	125,000	11.40
周美華	二零零零年五月二十六日	250,000	11.40
陳國鴻	二零零零年五月二十六日	125,000	11.40

附註：

該等購股權於授出當日起計一年後至授出日期起計滿五年之日期間，可隨時根據成報傳媒集團有限公司公開發售前購股權計劃之條款行使。

自授出日期起計期間	可行使購股權所涉及之股份百分比
一年	零
兩年	不超過25%
三年	不超過50%（減第一週年至第二週年期間因行使購股權而發行之股份百分比）
四年	不超過75%（減第一週年至第三週年期間因行使購股權而發行之股份百分比）
五年	所有之前尚未行使之購股權所涉及之股份

除上文所披露者外，本公司或其聯繫公司於期內並無參與任何安排，致使本公司董事、彼等之配偶及未滿18歲子女可藉收購本公司或任何其他法人團體之股份或債券而獲利，而彼等於期內亦無行使上述權利。

主要股東

根據披露權益條例第16(1)條存置之登記冊所載，於二零零二年六月三十日，下列股東擁有本

公司已發行股本10%或以上之權益：

名稱	附註	股份數目	佔已發行股本概約百分比
Calisan Developments Limited	1	80,440,000	14.55
Great Decision Limited	1	80,440,000	14.55
Paul Y. — ITC Investments Group Limited	1	80,440,000	14.55
Paul Y. — ITC Construction Holdings (B.V.I.) Limited	1	80,440,000	14.55
保華德祥建築集團有限公司	1	80,440,000	14.55
Hollyfield Group Limited	1	80,440,000	14.55
ITC Investment Holdings Limited	1	80,440,000	14.55
德祥企業集團有限公司	1	80,440,000	14.55
Galaxyway Investments Limited	1	80,440,000	14.55
Chinaview International Limited	1	80,440,000	14.55
陳國強博士	1	80,440,000	14.55
威倫有限公司	2	80,440,000	14.55
Powervote Technology Limited	2	80,440,000	14.55
Hanny Magnetics (B.V.I.) Limited	2	80,440,000	14.55
錦興集團有限公司	2	80,440,000	14.55

附註：

1. 陳國強博士（「陳博士」）擁有Chinaview International Limited（「Chinaview」）之全部權益，而Chinaview擁有Galaxyway Investments Limited（「Galaxyway」）之全部權益。Galaxyway擁有德祥企業集團有限公司（「德祥企業」）超過三分之一全部已發行普通股股本。德祥企業擁有ITC Investment Holdings Limited（「ITC Investment」）之全部權益。ITC Investment擁有Hollyfield Group Limited（「Hollyfield」）之全部權益；Hollyfield擁有保華德祥建築集團有限公司（「保華德祥」）超過三分之一全部已發行股本；保華德祥擁有Paul Y. - ITC Construction Holdings (B.V.I.) Limited（「PYBVI」）之全部權益；而PYBVI擁有Paul Y. - ITC Investments Group Limited（「PYITCIG」）之全部權益。PYITCIG擁有Great Decision Limited（「GDL」）之全部權益，而GDL擁有Calisan Developments Limited（「Calisan」）之全部權益。因此，GDL、PYITCIG、PYBVI、保華德祥、Hollyfield、ITC Investment、德祥企業、Galaxyway、Chinaview及陳博士均被視為擁有Calisan所持有之80,440,000股本公司股份之權益。

2. 威倫有限公司(「威倫」)由Powervote Technology Limited(「PTL」)全資擁有,而PTL由Hanny Magnetics (B.V.I.) Limited(「Hanny Magnetics」)擁有。Hanny Magnetics由錦興集團有限公司(「錦興」)全資擁有。PTL、Hanny Magnetics及錦興均被視為擁有由威倫所持有之80,440,000股本公司股份之權益。

除上文所披露者外,就本公司所知,於二零零二年六月三十日,並無任何其他人士擁有本公司已發行股本10%或以上之權益。

購買、出售或贖回上市股分

本公司及其附屬公司於期內概無購買、出售或贖回本公司上市股份。

最佳應用守則

就本公司董事所知,並無任何資料足以合理顯示本公司於中期報告所述之整個會計期間不遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14所載之最佳應用守則(「守則」),惟本公司獨立非執行董事並無特定任期而須根據本公司組織章程細則輪流告退及於股東週年大會上膺選連任。

審核委員會

本公司審核委員會由獨立非執行董事卜思問先生及蔡學雯女士組成。審核委員會與管理層已審閱本集團所採用之會計準則及慣例,並商討審核、內部控制及財務匯報程序等事宜,其中包括審閱截至二零零二年六月三十日止六個月之未經審核中期財務報告。

在聯交所網站刊載詳細中期業績公佈

載列上市規則附錄16第46(1)至46(6)段所規定全部資料之詳細中期業績公佈稍後將於聯交所網站(http://www.hkex.com.hk)刊載。

承董事會命
主席
陳國強博士

香港，二零零二年九月二十五日

中策集團有限公司
China Strategic Holdings Limited
香港九龍觀塘鴻圖道51號保華企業中心8樓
8th Floor, Paul Y. Centre 51 Hung To Road, Kwun Tong Kowloon, Hong Kong.

File No. 82-3596

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Strategic Holdings Limited (the "company"), you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

CHINA STRATEGIC HOLDINGS LIMITED

中策集團有限公司

(Incorporated in Hong Kong with limited liability)

MAJOR AND CONNECTED TRANSACTIONS
Proposed acquisition of Rosedale Hotel Group Limited by China Land Group Limited

MAJOR TRANSACTIONS
Proposed acquisition of Shropshire Property Limited and Makerston Limited by China Land Group Limited

DISCLOSEABLE TRANSACTION
Deemed disposal of China Land Group Limited

Financial adviser to China Strategic Holdings Limited

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

Independent financial adviser to the independent board committee

PLATINUM
Securities

A notice convening the extraordinary general meeting of the company to be held at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Monday, 28th October, 2002 at 12:00 noon is set out on pages 222 to 223 of this circular. Whether or not you are able to attend the meeting in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon and deposit with Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not later than forty-eight hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting and any adjournment thereof should you wish.

A letter from the independent board committee is set out on pages 24 to 25 of this circular. A letter of advice from Platinum Securities Company Limited to the independent board committee is set out on pages 26 to 40 of this circular.

5th October, 2002

CONTENTS

In this circular, the following expressions shall have the following meanings unless the context indicates otherwise:

"Ananda Wing On"	Ananda Wing On Travel (Holdings) Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"announcement"	the joint announcement dated 26th July, 2002 made by China Strategic, China Land and Ananda Wing On
"associates"	has the meaning ascribed to it in the Listing Rules
"Beijing Harbour Plaza Co."	Beijing Harbour Plaza Co. Ltd., a sino-foreign equity joint venture company established in the PRC for an operation period from 26th January, 1987 to 25th January, 2024
"BNP"	BNP Paribas Peregrine Securities Limited, a registered dealer under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), the placing agent for the placing
"board"	the board of directors
"business day(s)"	business days, excluding Saturdays, on which banks are generally open for business in Hong Kong
"China Land"	China Land Group Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"China Land group"	China Land and its subsidiaries
"China Strategic" or "company"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability and the securities of which are listed on the Stock Exchange
"China Strategic group" or "group"	the company and its subsidiaries
"Clever Basin"	Clever Basin Holdings Limited, a wholly owned subsidiary of China Land
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"consideration shares"	366,666,666 new shares in China Land to be issued to Ananda Wing On or its nominee pursuant to the first sale and purchase agreement
"directors"	the directors of the company

"Executive"	The Executive Director of the Corporate Finance Division of the SFC and any delegates of the Executive Director
"extraordinary general meeting"	the extraordinary general meeting of the company to be held at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Monday, 28th October, 2002 at 12:00 noon or any adjournment thereof, to consider and, if thought fit, to approve the resolutions
"first sale and purchase agreement"	a conditional agreement entered into between Ananda Wing On and China Land on 22nd July, 2002 whereby China Land will acquire from Ananda Wing On the entire issued share capital of and the shareholder's loan of about HK$44.4 million to Shropshire for a consideration of about HK$110 million and it will be satisfied by the issue of 366,666,666 new shares in China Land at HK$0.30 per consideration share
"Golden Sun"	Golden Sun Limited, a wholly owned subsidiary of Ananda Wing On
"HIBOR"	the rate per annum appearing on the Telerate screen page 9898 as at 11:00 a.m. (Hong Kong time) on the first day of each interest period under the promissory note to be issued by Clever Basin to Hutchison Hotels pursuant to the third sale and purchase agreement as the interest rate offered to leading banks or financial institutions in the Hong Kong inter-bank market for Hong Kong dollar deposits for a period of six months
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hutchison Hotels"	Hutchison Hotels Holdings (International) Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly owned subsidiary of Hutchison Whampoa Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Stock Exchange
"independent board committee"	an independent board committee of the company comprising the independent non-executive directors of the company, being Messrs. David Edwin Bussmann and Choy Hok Man, Constance
"independent shareholders"	shareholders, other than Paul Y. - ITC and its associates

"latest practicable date"	27th September, 2002, being the latest practicable date for ascertaining certain information referred to in this circular prior to the printing of this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Luoyang Golden Gulf Hotel Co."	Luoyang Golden Gulf Hotel Co., Ltd, a joint venture established in the PRC
"Luoyang Power Supply Bureau"	洛陽市電業局 (Luoyang Power Supply Bureau)
"Makerston"	Makerston Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly owned subsidiary of Hutchison Hotels. It holds 95% indirect interest in Beijing Harbour Plaza Co., through its wholly owned subsidiary, DS Eastin Limited
"Makerston group"	Makerston and its subsidiaries
"Norton"	Norton Appraisals Limited, an independent professional property valuer
"Paul Y. - ITC"	Paul Y. - ITC Construction Holdings Limited, a company incorporated in Bermuda with limited liability and the securities of which are listed on the Stock Exchange
"placing"	the placing of the placing shares at an issue price of HK$0.30 per placing share
"placing agreement"	a conditional agreement entered into between China Land and BNP in relation to the placing, on a best efforts basis of up to 1,333,333,333 new shares in China Land
"placing shares"	up to 1,333,333,333 new shares in China Land to be issued by China Land pursuant to the placing agreement
"Platinum"	Platinum Securities Company Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), which has been appointed as the independent financial adviser to the independent board committee in relation to the acquisitions by China Land under the first, second and third sale and purchase agreements
"PRC"	The People's Republic of China and for the purpose of this circular, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan

"proposal"	an extensive group reorganisation, the principal elements included the entering into of the subscription agreement, the placing agreement, the first, second and third sale and purchase agreements
"proposal agreements"	the subscription agreement, the placing agreement, the first, second and third sale and purchase agreements
"RHL"	RHL Appraisals Limited, an independent professional property valuer
"Rosedale Hotel Group"	Rosedale Hotel Group Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly owned subsidiary of Paul Y. - ITC. It indirectly owns Best Western Rosedale on the Park
"Rosedale Hotel group"	Rosedale Hotel Group and its subsidiaries
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong), as amended from time to time
"second sale and purchase agreement"	a conditional agreement entered into between Paul Y. - ITC and China Land on 22nd July, 2002 whereby China Land will acquire from Paul Y. - ITC the entire issued share capital of and the shareholder's loan of about HK$482.5 million to Rosedale Hotel Group for a cash consideration of HK$250 million
"SFC"	the Securities and Futures Commission
"shareholders"	holders of the shares
"share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the company
"Shropshire"	Shropshire Property Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly owned subsidiary of Ananda Wing On. It has the right to acquire 60% equity interest in Luoyang Golden Gulf Hotel Co.
"Shropshire group"	Shropshire and Luoyang Golden Golf Hotel Co.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subscription"	the subscription of the subscription shares at a subscription price of HK$0.30 per subscription share by Ananda Wing On or a wholly owned subsidiary nominated by it

"subscription agreement"	a conditional agreement entered into between China Land and Ananda Wing On on 22nd July, 2002 in relation to the subscription of 1,000,000,000 new shares in China Land by Ananda Wing On or a wholly owned subsidiary nominated by it
"subscription shares"	1,000,000,000 new shares in China Land to be issued by China Land to Ananda Wing On or a wholly owned subsidiary nominated by it pursuant to the subscription agreement
"subsidiaries"	has the meaning ascribed to it under the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), as amended from time to time
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"third sale and purchase agreement"	a conditional agreement entered into between Hutchison Hotels and China Land on 22nd July, 2002 whereby Clever Basin will acquire from Hutchison Hotels the entire issued share capital of, and the shareholder's loan of about HK$605.6 million to Makerston for a total consideration of HK$515 million which will be satisfied by payment of cash in the amount of HK$150 million and issue of a promissory note for the principal amount of HK$365 million
"warrant(s)"	the warrant(s) of the company issued pursuant to the warrant instrument dated 7th August, 2002
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"US$"	United States dollars, the lawful currency of United States of America

For the purposes of illustration only and unless otherwise stated, amounts denominated in Renminbi and United States dollars have been translated into Hong Kong dollars at the following exchange rates:

HK$1.00 = RMB1.06
HK$7.80 = US$1.00

Such translations should not be construed as a representation that the amounts in question have been, could have been or could be converted at any particular rate or at all.

CHINA STRATEGIC HOLDINGS LIMITED

中策集團有限公司

(Incorporated in Hong Kong with limited liability)

Registered office:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Executive directors:
Dr. Chan Kwok Keung, Charles
(chairman and chief executive officer)
Dr. Yap, Allan *(vice chairman)*
Ms. Chau Mei Wah, Rosanna
Mr. Lien Kait Long
Mr. Li Wa Kin
Ms. Chan Ling, Eva

Alternate directors:
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard *(Alternate to Dr. Yap, Allan)*
Mr. Lau Ko Yuen, Tom
(Alternate to Ms. Chau Mei Wah, Rosanna)

Independent non-executive directors:
Mr. David Edwin Bussmann
Ms. Choy Hok Man, Constance

5th October, 2002

To the shareholders and, for information only,
the holders of warrants and share options

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTIONS
Proposed acquisition of Rosedale Hotel Group by China Land

MAJOR TRANSACTIONS
Proposed acquisition of Shropshire and Makerston by China Land

DISCLOSEABLE TRANSACTION
Deemed disposal of China Land

INTRODUCTION

On 26th July, 2002, the directors of China Strategic, China Land and Ananda Wing On jointly announced that China Strategic is proposing an extensive group reorganisation, the principal elements included the entering into of the subscription agreement, the placing agreement, the first, second and third sale and purchase agreements, details of which are set out below.

Upon completion of the proposal agreements, China Strategic's attributable interest in China Land will be diluted from 65.6% to 28.0% of the issued share capital of China Land as enlarged by the subscription shares, the placing shares (if fully placed) and the consideration shares; and Ananda Wing On will have no direct interest in the issued share capital of Shropshire. Ananda Wing On will be interested in about 33.6% of the enlarged issued share capital of China Land, which in turn, is interested in 100% of the issued share capital of Shropshire.

SUBSCRIPTION

The subscription agreement

Date: 22nd July, 2002

Parties: China Land and Ananda Wing On

Under the subscription agreement, Ananda Wing On or a wholly owned subsidiary nominated by it will subscribe for an aggregate of 1,000,000,000 new shares in China Land at a subscription price of HK$0.30 per subscription share and the aggregate subscription price payable to China Land by Ananda Wing On for the subscription shares shall be HK$300 million. The amount of HK$240 million will be funded by internal cash resources of Ananda Wing On or by bank borrowings, if the proceeds of approximately HK$160 million from the fund raising exercise of Ananda Wing On as announced in its circular in June 2002 cannot be completed before the completion of the subscription agreement, and the remaining amount of HK$60 million will be funded by bank and other borrowings. The directors of Ananda Wing On have reviewed the operations of Ananda Wing On and have concluded that there will be no material change in the net assets and that there will be sufficient working capital for the ongoing requirements of Ananda Wing On's operations upon completion of the proposal agreements. The subscription price represents:

- a premium of approximately 11.1% to the closing price of HK$0.270 per share of China Land as quoted on the Stock Exchange on 22nd July, 2002, being the trading day immediately before suspension and pending the release of the announcement;
- a premium of approximately 4.5% to the average closing price of about HK$0.287 per share of China Land as quoted on the Stock Exchange over the 10 trading days up to and including 22nd July, 2002, being the trading day immediately before suspension and pending the release of the announcement;
- a premium of approximately 9.1% to the closing price of HK$0.275 per share of China Land as quoted on the Stock Exchange on the latest practicable date;
- a premium of approximately 6.8% to the average closing price of about HK$0.281 per share of China Land as quoted on the Stock Exchange over the 10 trading days up to and including the latest practicable date;

— a premium of approximately 9.9% to the average closing price of about HK$0.273 per share of China Land as quoted on the Stock Exchange over the 30 trading days up to and including the latest practicable date;

— a discount of approximately 35.6% to the audited consolidated net tangible asset value per share of China Land of about HK$0.466 as at 31st December, 2001, being the date of its latest audited financial statements of China Land; and

— a discount of approximately 12.0% to the unaudited pro forma adjusted consolidated net tangible asset value per share of China Land of about HK$0.341 following completion of the proposal agreements.

Subject to the fulfillment, or waiver by the relevant parties, of the conditions set out under the section headed "Conditions of the transactions" below, an aggregate of 1,000,000,000 new shares in China Land, representing about 73.4% of the existing issued share capital of, and about 24.6% of the issued share capital of China Land as enlarged by the subscription shares, the placing shares, if fully placed and the consideration shares, will be issued to Ananda Wing On or a wholly owned subsidiary nominated by it. The subscription shares, when issued as fully paid, will rank pari passu in all respects with all shares of China Land in issue or to be issued on the date of completion.

PLACING

The placing agreement

Date: 22nd July, 2002

Parties: China Land and BNP

Under the placing agreement, subject to the fulfillment, or waiver by the relevant parties, of the conditions set out under the section headed "Conditions of the transactions" below, BNP, which is an independent third party not connected with any of the directors, chief executive, substantial shareholders of China Land or any of their respective associates, has agreed to procure, on a best efforts basis, the subscribers to subscribe for up to 1,333,333,333 new shares in China Land at a placing price of HK$0.30 per placing share. The placees, which will not be less than six professional and, or institutional investors, and parties acting in concert with them will be independent of and not connected with any directors, chief executive or substantial shareholders of China Strategic, China Land and Ananda Wing On or any of their subsidiaries, any of their respective associates, or any parties acting in concert with them. The placing price is the same as the subscription price under the subscription agreement. A commission will be payable by China Land to BNP. The placing shares represent about 97.9% of the existing issued share capital of, and about 32.8% of the issued share capital of China Land as enlarged by the subscription shares, the placing shares, if fully placed, and the consideration shares. The aggregate placing price payable to China Land for the placing shares shall be about HK$400

million, on the assumption that all the 1,333,333,333 placing shares are successfully placed pursuant to the placing agreement. The placing shares, when issued as fully paid, will rank pari passu in all respects with all shares of China Land in issue or to be issued on the date of completion.

BNP has the right to terminate the placing agreement if, at any time after it has given China Land instructions for the issue of the shares in China Land placed by it but before 9:30 a.m. on the settlement date, being the third business day or such date as the parties may agree in writing, after the satisfaction of the conditions referred to in the placing agreement (i) there develops, occurs or comes into effect any material adverse change in conditions of local, national or international securities markets or there has been instigated any litigation or legal proceedings by any third party against a member of the China Land group, which in the reasonable opinion of BNP is or is likely to be materially adverse to the China Land group, as a whole, or would materially prejudice the success of the placing; or (ii) it comes to the notice of BNP that any of the representations, warranties or undertakings of China Land contained in the placing agreement is untrue or inaccurate, breached or not complied with in any material respect; or (iii) it comes to the notice of BNP that there has been any material adverse change in the business or financial or trading position of the China Land group.

Reasons for the subscription and placing and use of proceeds

As described under the section headed "Reasons for the proposed acquisitions and deemed disposal" below, it is intended that China Land will focus its principal business on hotel operations and investments and other leisure-related businesses upon completion of the proposal. The subscription and placing are intended to strengthen the financial position of China Land which will enable it to reduce borrowings and to provide funds for future expansion.

The maximum gross and net proceeds to China Land from the subscription and placing are estimated to amount to about HK$700 million and HK$693 million respectively. As stated in the announcement, it is intended that the net proceeds will be used for: (i) approximately HK$414 million for completion of the second and third sale and purchase agreements as described below; (ii) approximately HK$250 million for future acquisitions of hotel and other leisure-related businesses; and (iii) the remaining balance of approximately HK$29 million for working capital.

ACQUISITIONS

The first sale and purchase agreement

Date: 22nd July, 2002

Vendor: Ananda Wing On

Purchaser: China Land

Assets to be acquired and consideration

Subject to the fulfillment, or waiver by the relevant parties, of the conditions set out under the section headed "Conditions of the transactions" below, China Land will acquire from Ananda Wing On, as beneficial owner, the entire issued share capital of and the shareholder's loan of about HK$44.4 million to Shropshire, for a consideration of about HK$110 million and it will be satisfied by the issue of 366,666,666 new shares in China Land at HK$0.30 per consideration share. Based on the closing price of HK$0.27 per share of China Land as quoted on the Stock Exchange on 22nd July, 2002, being the trading day immediately before suspension and release of the announcement, the aggregate monetary value of consideration shares is approximately HK$99 million. This represents a discount of 12.5% to the 60% share of the net tangible asset value of Luoyang Golden Gulf Hotel Co. as at 30th June, 2002. The consideration shares represent about 26.9% of the existing issued share capital of, and about 9.0% of the issued share capital of China Land as enlarged by the subscription shares, the placing shares, if fully placed, and the consideration shares. The principal activity of Shropshire is investment holding and its principal asset is an investment deposit paid for the acquisition of 60% equity interest in Luoyang Golden Gulf Hotel Co.. The principal asset of Luoyang Golden Gulf Hotel Co. is Golden Gulf Hotel located in Luoyang, the PRC.

The consideration under the first sale and purchase agreement was determined after arm's length negotiation with reference to the unaudited net tangible asset value of Luoyang Golden Gulf Hotel Co. as at 31st December, 2001 of about RMB188.6 million and is equivalent to about HK$177.9 million and the shareholder's loan of about HK$44.4 million to Shropshire. Impairment loss in respect of Luoyang Golden Gulf Hotel Co. of HK$64.6 million was recognised in the financial year ended 31st March, 2002 by Ananda Wing On. This was to restate its recoverable amount based on the proposal agreements entered subsequent to 31st March, 2002. Upon completion of the disposal, a further loss of HK$0.5 million will be recognised by Ananda Wing On in the current financial year.

The consideration of about HK$110 million for the acquisition represents a discount of 2.8% to 60% share of the net tangible asset value of Luoyang Golden Gulf Hotel Co. as at 30th June, 2002 of HK$113.14 million which has taken into consideration the open market value of Luoyang Golden Gulf Hotel Co..

Information on Shropshire

On 22nd April, 2002, Golden Sun acquired 4 ordinary shares, representing 40% equity interest in Shropshire from an independent third party and was granted a call option from the vendor pursuant to which Golden Sun is entitled to acquire the remaining 60% equity interest in Shropshire upon exercise of the call option. The call option was exercised simultaneously when Ananda Wing On entered into the first sale and purchase agreement on 22nd July, 2002 and the transfer of the shares in respect of the 60% equity interest in Shropshire to Golden Sun was completed on 1st August, 2002.

In June 2001, Shropshire has contracted with Luoyang Power Supply Bureau, an independent third party in the PRC, which procures the sale of 60% equity interest in Luoyang Golden Gulf Hotel Co. to Shropshire. The remaining 40% equity interest in Luoyang Golden Gulf Hotel Co. is held as to 10% and 30% respectively by Luoyang Power Supply Bureau and another independent third party in the PRC. Under the terms of the agreement between Shropshire and Luoyang Power Supply Bureau, the consideration of HK$90.6 million for the acquisition of 60% equity interest in Luoyang Golden Gulf Hotel Co. is payable in four installments. As at the latest practicable date, three installments have been settled and only the last of the four installments, which is in the sum of HK$46.2 million and is due on 31st December, 2002, remains payable by Shropshire pursuant to the agreement between Shropshire and Luoyang Power Supply Bureau. Ananda Wing On has provided an unsecured undertaking to China Land under the first sale and purchase agreement to pay such outstanding consideration of HK$46.2 million on 31st December, 2002. This amount will be funded by internal cash resources raised in April 2002. The financial accounts of Luoyang Golden Gulf Hotel Co. is expected to be consolidated into the accounts of Shropshire once this final payment is settled. The principal asset of Luoyang Golden Gulf Hotel Co. is a hotel known as Golden Gulf Hotel located in Luoyang, the PRC.

The agreement dated 8th June, 2001 between Shropshire and Luoyang Power Supply Bureau provide that Luoyang Power Supply Bureau must ensure that all regulatory approval regarding the acquisition of equity interest by Shropshire in Luoyang Golden Gulf Hotel Co. and the perfection of title of Luoyang Golden Gulf Hotel Co. in the hotel property must be fulfilled within two months after payment of the last payment which is 28th February, 2003. If Luoyang Power Supply Bureau does not fulfil its obligations by that date, Shropshire has the right to elect to terminate the agreement and demand Luoyang Power Supply Bureau for appropriate damages or extend the time limit for the fulfillment of such obligations, in each case, at the cost of Luoyang Power Supply Bureau. The buildings erected are covered by a certificate for building ownership issued in the name of Luoyang Golden Gulf Hotel Co.. Pursuant to the undertaking entered into between Shropshire and Luoyang Power Supply Bureau on 16th September, 2002, Luoyang Power Supply Bureau agreed to assist Luoyang Golden Gulf Hotel Co. to apply for transfer of the land use right of the land to Luoyang Golden Gulf Hotel Co.. It was estimated by 河南大公會計師事務所有限公司 (He Nan Dagong CPA Co. Ltd), a registered PRC property appraisals, that the land premium was approximately RMB39.7 million to be paid for the transfer of land use right.

Golden Gulf Hotel has been in operation for a period of about 3 years commencing from early 1999. It is a 25-storey building erected over a two-level basement. It comprises a total of 145 guest rooms of various classes, 39 office suites, a business centre, shops, a number of food and beverage outlets and entertainment facilities. The total gross floor area of Golden Gulf Hotel is approximately 21,269 sq.m.. Pursuant to the business licence issued by State Administration of Industry and Commerce on 21st June, 2002, Luoyang Golden Gulf Hotel Co. has an operation period from 22nd March, 1999 until 31st December, 2011.

The land use right of the land on which the hotel is erected is registered in the name of the Luoyang Power Supply Bureau and evidenced by a certificate for state-owned land use. Pursuant to a land use right agreement entered into between Luoyang Power Supply Bureau and Luoyang Golden Gulf Hotel Co. on 15th April, 1999, Luoyang Power Supply Bureau agreed to permit Luoyang Golden Gulf Hotel Co. to use the land use right of such land, having a site area of 9,025.51 sq.m. for a term commencing from April 1999 to April 2049 for hotel use.

According to the PRC legal advisers, Luoyang Power Supply Bureau has the right to permit Luoyang Golden Gulf Hotel Co. to use the land and the land use right agreement dated 15th April, 1999 is legal and valid. In order to enable Luoyang Golden Gulf Hotel Co. to freely transfer or otherwise dispose of the hotel together with the land to a third party, title to the land will first have to be transferred from Luoyang Power Supply Bureau to Luoyang Golden Gulf Hotel Co. and, any relevant land premium will have to be paid.

To ensure no additional costs is incurred by Luoyang Golden Gulf Hotel Co. for the transfer of the land use right of such land, at the request of China Land, on 2nd October, 2002, Ananda Wing On gave an undertaking to China Land. Pursuant to the undertaking, Ananda Wing On has undertaken to indemnify China Land against any loss which China Land and, or any member of the Shropshire group may suffer as a result of failure to transfer the land use right of such land by Luoyang Power Supply Bureau to Luoyang Golden Gulf Hotel Co., including the payment of any land premium for such transfer. The liability of Ananda Wing On pursuant to the undertaking does not apply to, inter alia, any loss attributable to (i) the ownership of or title in such land or the use thereof after the ownership or title or right to use has been properly transferred to Luoyang Golden Gulf Hotel Co. or (ii) any voluntary act or omission or negligence on the part of any member of the China Land group and, or any member of the Shropshire group or (iii) any change in or interpretation of any legislation or regulation occurring or coming into force after the date of the undertaking and which is retrospective in effect. In addition, under the undertaking, if Ananda Wing On has paid any amount pursuant to the indemnity and any member of the China Land group and, or the Shropshire group subsequently recovers from a third party any amount directly related to such liability, the relevant member of the China Land group and, or the Shropshire group shall repay to Ananda Wing On such amount previously paid by it or a sum equivalent to the amount recovered from the third party less all costs incidental to such recovery, whichever is lower.

The following is an extract of the combined income statements from appendix III of Shropshire group for the two years ended 31st December, 2001 and six months ended 30th June, 2002:

	Six months ended 30th June, 2002	**Year ended 31st December, 2001**	**Year ended 31st December, 2000**
	HK$ million	*HK$ million*	*HK$ million*
Turnover	6.2	15.5	17.6
Loss before taxation and minority interests	(1.4)	(2.4)	(2.7)
Taxation	(0.4)	(0.9)	(0.4)
Loss after taxation and before minority interests	(1.8)	(3.3)	(3.1)

Please refer to appendices II and III for the details of the financial information of Shropshire and Shropshire group respectively.

The second sale and purchase agreement

Date: 22nd July, 2002

Vendor: Paul Y. - ITC, owns 14.55% of the company which in turn owns 65.6% of China Land

Purchaser: China Land

Assets to be acquired and consideration

Subject to the fulfillment, or waiver by the relevant parties, of the conditions set out under the section headed "Conditions of the transactions" below, China Land will acquire from Paul Y. - ITC the entire issued share capital of and the shareholder's loan of about HK$482.5 million to Rosedale Hotel Group for a cash consideration of HK$250 million. In addition, a subsidiary of Paul Y. - ITC has advanced a sum of HK$7.16 million to a subsidiary of Rosedale Hotel Group as repayment of a certain portion of a bank loan and under the second sale and purchase agreement, Paul Y. - ITC has undertaken to advance a further sum of HK$7.16 million to a subsidiary of Rosedale Hotel Group in this regard before completion. China Land has undertaken to Paul Y. - ITC to repay such sum being advanced of not more than HK$14.32 million to Paul Y. - ITC at completion. Paul Y. - ITC is also the existing guarantor in respect of certain bank loans and bank facilities, amounting to approximately HK$394.5 million, taken out by certain subsidiaries of Rosedale Hotel Group. It is a term of the second sale and purchase agreement that China Land will indemnify Paul Y. - ITC of any loss it may suffer in relation to such loans and facilities for the period from completion of the second sale and purchase agreement to the earlier of (i) the date on which such guarantees are replaced by the guarantees provided by China Land or its nominee and (ii) the full repayment of the respective bank loans and bank facilities.

The consideration under the second sale and purchase agreement was determined after arm's length negotiation with reference to the audited consolidated net liabilities of Rosedale Hotel group of HK$216.5 million and a shareholder's loan of about HK$476.6 million as at 31st March, 2002. The audited consolidated net tangible assets of Rosedale Hotel Group, excluding the shareholder's loan, was about HK$260.1 million as at 31st March, 2002.

The consideration of HK$250 million also represents a discount of approximately 2.4% to the pro forma unaudited adjusted net tangible assets of Rosedale Hotel Group of approximately HK$256.2 million after taken into account the independent valuation of Best Western Rosedale on the Park of approximately HK$650 million and shareholder's loan of approximately HK$476.6 million as at 31st March, 2002.

Information on Rosedale Hotel Group

The principal activity of Rosedale Hotel Group is investment holding and its principal assets are 100% interest in: Best Western Rosedale on the Park; two hotel management companies, namely Rosedale Hotel Management Limited and Rosedale Hotel Management International

Limited, which provide hotel and hospitality management services respectively to Best Western Rosedale on the Park and Rosedale Hotel & Suites ■ Guangzhou, a four-star hotel located in Guangzhou, the PRC; and a restaurant located adjacent to Best Western Rosedale on the Park known as Cheena.

Best Western Rosedale on the Park is located in Causeway Bay, Hong Kong. The hotel is a 30-storey building comprises 274 guest rooms of various classes, with dining and other facilities including two restaurants, a lounge and six fully equipped function rooms.

The following is a summary of combined audited results of Rosedale Hotel group for the three years ended 31st March, 2002:

	2002	**2001**	**2000**
	HK$ million	*HK$ million*	*HK$ million*
Turnover	64.9	5.0	—
Profit (loss) before taxation	17.4	(19.9)	(213.2)
Taxation	—	—	—
Profit (loss) after taxation	17.4	(19.9)	(213.2)

Please refer to appendix IV for the details of the financial information of the Rosedale Hotel group.

Pursuant to Rule 14.16(4) of the Listing Rules, an accountants' report on Rosedale Hotel group covering a financial period which must have ended not more than six months before the date of this circular, is required for inclusion into this circular. Owing to the time required for the preparation of such accountant's report, the accountants' report on Rosedale Hotel group included as appendix IV to this circular only covers a period of each of the three years ended 31st March, 2002. China Strategic has made an application to the Stock Exchange for a waiver from strict compliance with Rule 14.16(4) of the Listing Rules. At the same time, China Strategic has undertaken to the Stock Exchange that a separate circular containing an accountants' report of Rosedale Hotel group for each of three years ended 31st March, 2002 and the three months ended 30th June, 2002 will be despatched to the shareholders before the date of the extraordinary general meeting, which is expected to be 28th October, 2002.

The third sale and purchase agreement

Date: 22nd July, 2002

Vendor: Hutchison Hotels

Both the vendor and its beneficial owner are independent of and not connected with any of the directors, chief executive or substantial shareholders of China Land and China Strategic or any of their subsidiaries, any of their respective associates or any parties acting in concert with them.

Purchaser: Clever Basin

Assets to be acquired and consideration

Subject to (i) the approval of the shareholders of China Land at its special general meeting and (ii) the fulfillment of the conditions precedent of the transactions contemplated by the subscription agreement and the placing agreement having been fulfilled or waived, other than the conditions relating to the simultaneous completion of the subscription agreement and the placing agreement, Clever Basin will acquire from Hutchison Hotels the entire issued share capital of, and the shareholder's loan of about HK$605.6 million to Makerston which holds 95% indirect interest in Beijing Harbour Plaza Co., for a total consideration of HK$515 million which will be satisfied by payment of cash in the amount of HK$150 million and issue of a promissory note for the principal amount of HK$365 million. It is the intention of the parties that the third sale and purchase agreement will be completed at the same time as the subscription agreement and the placing agreement.

The consideration under the third sale and purchase agreement was determined after arm's length negotiation with reference to the audited consolidated net liabilities of the Makerston group of HK$105.6 million and a shareholder's loan of about HK$605.6 million as at 31st May, 2002. The audited consolidated net assets of the Makerston group, excluding the shareholder's loan was about HK$500 million as at 31st May, 2002.

The consideration of HK$515 million also represents a discount of approximately 2.0% to the pro forma unaudited adjusted consolidated net tangible assets of Makerston group of approximately HK$525.3 million after taken into account the independent valuation of Beijing Harbour Plaza Hotel of approximately HK$530 million and the shareholders' loan of approximately HK$605.6 million as at 31st May, 2002.

Information on Makerston

Makerston owns 95% indirect interest of Beijing Harbour Plaza Co.. The remaining equity interest in Beijing Harbour Plaza Co. is held by an independent third party in the PRC. The principal activity of Makerston is investment holding and its principal asset is Beijing Harbour Plaza Co..

The principal asset of Beijing Harbour Plaza Co. is Beijing Harbour Plaza Hotel located in Chao Yang District, Beijing, the PRC. Beijing Harbour Plaza Hotel, which began operation in April 1998, is rated as a four star hotel and has a 20-storey building comprising 429 guest rooms and suites and dining and other facilities including a business centre, a fitness centre and multifunction rooms. As stated in the business licence of Beijing Harbour Plaza Co., it has a permitted operation period from 26th January, 1987 to 25th January, 2024. Beijing Harbour Plaza Co. legally and validly owns the land use rights in the land and the ownership right to buildings constructed thereon.

The following is a summary of the audited results of Makerston group for the two years ended 31st December, 2001 and five months ended 31st May, 2002:

	Five months ended 31st May, 2002	Year ended 31st December, 2001	2000
	HK$ million	HK$ million	HK$ million
Turnover	23.9	65.1	66.9
Loss before taxation and minority interests	(0.1)	(6.0)	(13.1)
Taxation	—	—	—
Loss after taxation and before minority interests	(0.1)	(6.0)	(13.1)

The audited consolidated net liabilities of Makerston group as at 31st May, 2002 was about HK$105.6 million.

Please refer to appendix V for the details of the financial information of the Makerston group.

Terms of the promissory note

The principal terms of the promissory note are set out below:

Issuer:	Clever Basin, a wholly owned subsidiary of China Land
Beneficiary:	Hutchison Hotels
Principal amount:	HK$365 million
Interest:	HIBOR rate plus 2% per annum
Maturity:	The fifth anniversary of the date of issue of the promissory note, being the date of completion of the third sale and purchase agreement.
Security:	The promissory note is to be secured by mortgages of the entire issued share capital of, and the shareholder's loan to Makerston and its subsidiaries from time to time, including the mortgage of the 95% interest in Beijing Harbour Plaza Co., immediately after completion of the third sale and purchase agreement.

Guarantee:	The promissory note will not be guaranteed by any third party.
Transferability:	There is no restriction to the transfer of the promissory note by Hutchison Hotels.
Listing:	No listing will be sought for the promissory note.

Conditions of the transactions

Completion of the subscription agreement, the placing agreement, the first and second sale and purchase agreements are conditional upon the following conditions being fulfilled or, where permitted, waived:

(a) the approval by shareholders or independent shareholders, as the case may be, of China Land of the proposal agreements and the transactions contemplated under each of the proposal agreements;

(b) the approval by independent shareholders of Ananda Wing On of the subscription agreement, the first sale and purchase agreement and the transactions contemplated thereunder;

(c) the approval by independent shareholders of China Strategic of the second sale and purchase agreement and the transactions contemplated thereunder;

(d) confirmation by the Executive that the issue of subscription shares and consideration shares to Ananda Wing On will not of itself give rise to a mandatory general offer obligation; or alternatively, that the Executive waives the request of Takeovers Code to make a mandatory general offer;

(e) the Listing Committee of the Stock Exchange granting, subject to the usual conditions of allotment, a listing of, and permission to deal in, the subscription shares, the consideration shares and the placing shares;

(f) all other consents, if any, of the Stock Exchange and, or, the SFC and, or, any other relevant governmental or regulatory authorities and other relevant third parties, including but not limited to the approval of the subscription agreement and the first sale and purchase agreement by the shareholders of China Strategic or other parties to the respective agreements, which are necessary and essential for the entering into and the implementation of each of the proposal agreements and all transactions contemplated thereunder having been obtained;

(g) the approval by shareholders of China Land to increase the authorised share capital of China Land;

(h) the Bermuda Monetary Authority having approved the issue of the subscription shares, the consideration shares and the placing shares and the increase in authorised share capital of China Land, if necessary; and

(i) simultaneous completion of each of the proposal agreements.

As regards the conditions precedent for the completion of the third sale and purchase agreement, please refer to the sub-paragraph headed "Assets to be acquired and consideration" in the paragraph headed "The third sale and purchase agreement".

If the conditions for any of the subscription agreement and the placing agreement have not been fulfilled on or before 5:00 p.m. on 31st October, 2002 or such later date as may be agreed between the parties thereto, that agreement shall lapse.

If the conditions for any of the first, second and third sale and purchase agreements are not fulfilled on or before 31st October, 2002 or such later date as may be agreed between the parties thereto, that agreement shall lapse.

Any waiver of any condition to any of the subscription agreement, the placing agreement, the first and second sale and purchase agreements must be agreed by the parties to that agreement.

The first, second and third sale and purchase agreements are subject to the independent shareholders' approval of China Strategic; the proposal agreements are subject to the independent shareholders' approval of China Land; and the subscription agreement and the first sale and purchase agreement are subject to the independent shareholders' approval of Ananda Wing On.

As at the latest practicable date, only condition (d) has been satisfied and the remaining conditions have not yet been satisfied. In particular, satisfaction of conditions (a), (b) and (c) remain subject to the results of the general meetings of China Land, Ananda Wing On and China Strategic respectively to be held on Monday, 28th October, 2002. In respect of condition (d), the Executive has granted a waiver to the mandatory general offer obligation of Ananda Wing On in accordance with the Takeovers Code.

Shareholding structure of China Land

The following charts summarise the shareholding structure of China Land before and after the completion of the proposal.

Immediately before the completion of the proposal:


Paul Y. - ITC
(note 1)
14.55%
Public
shareholders
China Strategic
(note 1)
34.4%
65.6%
55.2%
China Land
(note 1)
China Enterprises
Limited
(note 2)
32.2% (note 3)
Ananda Wing On
(note 1)

Immediately after the completion of the proposal:


Paul Y. - ITC
(note 1)
14.55%
Public shareholders
China Strategic
(note 1)
44.4%
22.0%
55.2%
China Enterprises Limited
(note 2)
32.2% (note 3)
Ananda Wing On
(note 1)
33.6%
China Land
(note 1)
100%
100%
100%
Shropshire
Rosedale Hotel Group
Makerston
60% (note 4)
100%
95%
Luoyang Golden Gulf Hotel Co.
Hey Wealth Limited
(note 5)
Beijing Harbour Plaza Co.
100%
100%
100%
Golden Gulf Hotel
Best Western Rosedale on the Park
Beijing Harbour Plaza Hotel

Notes:

1. *Listed on the Stock Exchange.*
2. *Listed on the New York Stock Exchange.*
3. *Ananda Wing On has issued a convertible note to China Enterprises Limited and has entered into subscription agreements dated 31st May, 2002. Upon full conversion of the outstanding convertible note by China Enterprises Limited and after completion of the prescribed subscriptions, and on the basis of no other issue of shares in Ananda Wing On, China Enterprises Limited's shareholding in Ananda Wing On will further increase to approximately 37.2%.*
4. *Shropshire has the right to acquire 60% equity interest in Luoyang Golden Gulf Hotel Co., and the last of the four installments, which is due on 31st December, 2002, remains payable by Shropshire pursuant to the agreement between Shropshire and the PRC party.*
5. *A wholly owned subsidiary of Rosedale Hotel Group.*

DEEMED DISPOSAL OF CHINA LAND

Upon completion, China Strategic's attributable interest in China Land will be diluted from 65.6% to 28.0% of the issued share capital of China Land as enlarged by the subscription shares, the placing shares, if fully placed, and the consideration shares. The effect of the proposal gives rise to a deemed disposal of a subsidiary of China Strategic which constitutes a discloseable transaction for China Strategic pursuant to the Listing Rules.

China Strategic will record unaudited gain of approximately HK$26 million upon completion of the deemed disposal.

INFORMATION ON CHINA STRATEGIC

China Strategic is an investment holding company and the subsidiaries of which are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food, property development and investment, hotel operation and investment in infrastructure projects.

Please refer to appendix I for the details of the financial information of the group.

INFORMATION ON CHINA LAND

China Land is incorporated in Bermuda with limited liability and its shares are listed on the Stock Exchange. China Land is an investment holding company and the subsidiaries of which are principally engaged in the business of property trading and development, hotel operations and toll road development.

The following is summary of audited consolidated results of China Land group for the two years ended 31st December, 2001:

	2001	**2000**
	HK$ million	*HK$ million*
Turnover	114.9	69.7
Loss before taxation and minority interests	551.4	703.5
Taxation	(0.1)	(1.2)
Loss after taxation and before minority interests	551.3	702.3

The consolidated net tangible assets of China Land group was about HK$635 million as at 31st December, 2001.

REASONS FOR THE PROPOSED ACQUISITIONS AND DEEMED DISPOSAL

The directors of China Strategic and Ananda Wing On consider the investment and operation of hotel business would be managed more effectively under a separate listed company with expertise in this area of business. They have also considered that China Land currently has a hotel operation in Guangzhou, namely Rosedale Hotel & Suites ■ Guangzhou, which has been under its management since 1992. Accordingly, the hotel interests currently held by China Strategic and its associates and substantial shareholders are proposed to be held under China Land, which upon completion of the proposal, will focus its activities on hotel operations and investments and other leisure-related businesses. With the PRC's accession to World Trade Organisation and Beijing's hosting of the 2008 Olympic Games, the directors believe that the hotel and other leisure-related businesses in Hong Kong and the PRC have considerable potential. The directors believe the positioning of China Land, a hotel operator and investor, as an associate of Ananda Wing On, a travel services provider, will further increase the synergies between them while China Strategic still maintains control of China Land. The company will therefore benefit through its attributable interests of 28.0% in China Land, of which 22.0% interest is held by wholly owned subsidiaries of the company and 6.0% interest is held through China Enterprises Limited and Ananda Wing On.

The directors are positive towards the prospect of China Land after the group reorganisations. They believe that having a more focused management of the hotel operation through a single company and management team will further enhance the commercial potential of the business.

EXPECTED DATE OF COMPLETION

The expected date of completion is on the third business day after the satisfaction, or waiver, of all conditions precedent by the relevant parties or such later date as agreed between the parties to the respective agreements.

If the conditions for any of the subscription agreement and the placing agreement have not been fulfilled on or before 5:00 p.m. on 31st October, 2002 or such later date as may be agreed between the parties thereto, that agreement shall lapse.

If the conditions for any of the first, second and third sale and purchase agreements are not fulfilled on or before 31st October, 2002 or such later date as may be agreed between the parties thereto, that agreement shall lapse.

Any waiver of any condition to any of the subscription agreement, the placing agreement, the first and second sale and purchase agreements must be agreed by the parties to that agreement.

EXTRAORDINARY GENERAL MEETING

The approval of the independent shareholders for the first, second and third sale and purchase agreements will be sought at the extraordinary general meeting to be held at 11th floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Monday, 28th October, 2002, notice of which is given in this circular.

The acquisition of Best Western Rosedale on the Park through the acquisition of Rosedale Hotel Group by China Land from Paul Y. - ITC constitutes a connected transaction for China Strategic under the Listing Rules since Paul Y. - ITC is a substantial shareholder of China Strategic and China Land is a subsidiary of China Strategic. Paul Y. - ITC and its associates shall abstain from voting on the resolution regarding the acquisitions under the first, second and third sale and purchase agreements. An independent financial adviser has been appointed to advise an independent committee of the board of directors of China Strategic on the fairness and reasonableness of the acquisitions by China Land under the first, second and third sale and purchase agreements.

A form of proxy for use at the extraordinary general meeting is enclosed with this circular. Whether or not you are able to attend this meeting in person, you are requested to complete and return the relevant form of proxy in accordance with the instructions printed thereon and deposit with Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible but in any event not later than forty-eight hours before the time appointed for the holding of the relevant meeting. Completion of the relevant form of proxy will not preclude you from attending and voting in person at the relevant meeting or any adjournment thereof should you so wish.

RECOMMENDATION

The board believes that the resolution to be proposed at the extraordinary general meeting is in the interests of the company and its shareholders as a whole and recommends all independent shareholders to vote in favour of the resolution set out in the notice of the extraordinary general meeting.

In addition, your attention is drawn to the letter from the independent board committee set out on pages 24 to 25 of this circular which contains its recommendation to the independent shareholders in connection with the first, second and third sale and purchase agreements, and the letter of advice from Platinum set out on pages 26 to 40 of this circular which contains its recommendation to the independent board committee and the principal factors and reasons taken into consideration.

ADDITIONAL INFORMATION

Your attention is drawn to the further information contained in the appendices to this circular and the notice of extraordinary general meeting.

Yours faithfully,
For and on behalf of
China Strategic Holdings Limited
Lien Kait Long
Executive Director

CHINA STRATEGIC HOLDINGS LIMITED

中策集團有限公司

(Incorporated in Hong Kong with limited liability)

5th October, 2002

To the independent shareholders

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTIONS
Proposed acquisition of Rosedale Hotel Group by China Land

MAJOR TRANSACTIONS
Proposed acquisition of Shropshire and Makerston by China Land

DISCLOSEABLE TRANSACTION
Deemed disposal of China Land

We have been appointed as members of the independent board committee to advise you in connection with the first, second and third sale and purchase agreements, details of which are set out in the "Letter from the board" in the circular dated 5th October, 2002, of which this letter forms part. The terms used in this letter shall have the same meanings as given to them in the circular unless the context otherwise requires.

Your attention is drawn to the "Letter from Platinum" concerning its advice to us regarding the proposal as set out on pages 26 to 40 of this circular. Having considered the advice given in its letter, we are of the opinion that the terms of the first, second and third sale and purchase agreements are fair and reasonable so far as the independent shareholders are concerned and that the first, second and third sale and purchase agreements are in the interests of the company and its shareholders as a whole. We, therefore, recommend the independent shareholders to vote in favour of the resolutions to be proposed at the extraordinary general meeting to approve the first, second and third sale and purchase agreements.

Pursuant to Rule 14.16(4) of the Listing Rules, an accountants' report on Rosedale Hotel group covering a financial period which must have ended not more than six months before the date of this circular, is required for inclusion into this circular. Owing to the time required for the preparation of such accountants' report, the accountant's report on Rosedale Hotel group included as appendix IV to this circular only covers a period of each of the three years ended 31st March, 2002. China Strategic has made an application to the Stock Exchange for a waiver from strict compliance with Rule 14.16(4) of the Listing Rules. At the same time, China Strategic has undertaken to the Stock Exchange that a separate circular containing an accountants' report of Rosedale Hotel group for each of three years ended 31st March, 2002 and the three months ended 30th June, 2002 be despatched to the shareholders before the date of the extraordinary general meeting, which is expected to be 28th October, 2002.

Yours faithfully,
For and on behalf of the independent board committee

David Edwin Bussmann
Independent non-executive director

Choy Hok Man, Constance
Independent non-executive director

Set out below is the text of a letter from Platinum to the independent board committee prepared for inclusion in this circular:

PLATINUM Securities Company Limited

22/F Standard Chartered Bank Building
4 Des Voeux Road, Central
Hong Kong
Telephone (852) 2841 7000
Facsimile (852) 2522 2700

5 October 2002

China Strategic Holdings Limited
8/F Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

To the independent board committee

Dear Sirs,

MAJOR AND CONNECTED TRANSACTIONS
Proposed acquisition of Rosedale Hotel Group by China Land

MAJOR TRANSACTIONS
Proposed acquisition of Shropshire and Makerston by China Land

DISCLOSEABLE TRANSACTION
Deemed disposal of China Land

INTRODUCTION

We refer to the joint announcement made by the company, China Land and Ananda Wing On dated 26 July 2002 in relation to, inter alia, the proposed acquisitions (the "Acquisitions") by China Land of interests in:

(i) Shropshire from Ananda Wing On under the first sale and purchase agreement;

(ii) Rosedale Hotel Group from Paul Y. - ITC under the second sale and purchase agreement; and

(iii) Makerston from Hutchison Hotels under the third sale and purchase agreement.

We have been appointed to act as the independent financial adviser to the independent board committee to advise as to whether the Acquisitions under the respective agreements are fair and reasonable, and in the interest of the company and the independent shareholders as a whole. Details of the Acquisitions are contained in the letter from the board set out on pages 6 to 23 in the circular dated 5 October 2002 (the "Circular") of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

In formulating our opinion, we have relied on the information and facts supplied by, the opinions expressed by and the representations of, the directors and management of the company concerning the group, the Acquisitions, including those facts, opinions and representations set out in the Circular. We have assumed that all such information is true and accurate in all material respects as at the date hereof. The directors have confirmed that they take full responsibility for the contents of the Circular.

We have no reason to suspect that such information is inaccurate or that any material facts have been omitted or withheld from the information supplied or opinions expressed in the Circular. In line with normal practice, we have not, however, conducted a verification process of the information supplied to us, nor have we conducted any independent in-depth investigation into the business and affairs of the group. The directors have confirmed that no material facts have been omitted from the information supplied to us. We consider that we have reviewed sufficient information to enable us to reach an informed view and to provide a reasonable basis for our recommendation regarding the Acquisitions.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our recommendation to the independent board committee in relation to the Acquisitions, we have considered the principal factors and reasons behind the Acquisitions.

I. RATIONALE BEHIND THE ACQUISITIONS

The company is an investment holding company, which through its subsidiaries and associates, engages in a wide range of business activities including tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food, property development and investment, hotel operation, and investments in infrastructure projects. As advised by the directors, the group has a long-standing policy of restructuring its investment portfolio in order to enhance its portfolio value through consolidation and rebalancing, acquisitions and disposals.

The company acquired China Land in March 2000 to foray into property development, toll road operation and hotel management in Hong Kong and the PRC. To rationalise the investment portfolio of the company, the directors considered that the investment and operation of the hotel business would be managed more effectively under a separately listed company with expertise in this area of business. The directors consider that China Land, amongst the group, has considerable experience in hotel operation, particularly in the PRC. It has been managing a hotel, namely Rosedale Hotel & Suites ■ Guangzhou, since 1992. For the past three years ended 31

December 2001 and the six months ended 30 June 2002, hotel operation accounted for approximately 87.3%, 71.8%, 43.9% and 36.7% of the consolidated turnover of China Land, respectively. Accordingly, the hotel interests currently held by the associate and substantial shareholder of the company, namely Ananda Wing On and Paul Y. - ITC, respectively, are proposed to be held under China Land, through entering into the first sale and purchase agreement and the second sale and purchase agreement.

In addition, according to the annual report of the company for the financial year ended 31 December 2001, further expansion into the region, especially the PRC market, was one of the areas of investment focus identified in the effort of the group to strengthen and provide long term value to its diversified portfolio of assets. The directors of the company, of China Land and of Ananda Wing On believe that the hotel and other leisure-related businesses in Hong Kong and the PRC have considerable potential given the accession of the PRC into the World Trade Organisation and the hosting of the 2008 Olympic Games in Beijing. As such, it is the intention of the directors to further invest in the hotel business in the PRC, through acquiring the Beijing Harbour Plaza under the third sale and purchase agreement.

Upon completion of the Acquisitions, China Land will focus its activities on hotel operations and investments, as well as other leisure-related businesses. The Acquisitions, together with the subscription and the placing, will contribute to the effect that China Land will become an associate of Ananda Wing On, a travel service provider. It is the directors' belief that such positioning of China Land will not only potentially increase its synergies with Ananda Wing On, as both the businesses of China Land and Ananda Wing On can complement each other, but will also enable the company to concentrate its efforts on other principal activities whilst still maintaining control of China Land through its effective interest in China Land of approximately 28.0%. Upon completion of the proposal, China Land will become an associated company of the company.

Having considered the above mentioned rationale for the Acquisitions, in particular the following:

a. It potentially gives effect to a more effective management of the investment of the company and its substantial shareholder in the hotel business by grouping them under China Land, a separately listed company with considerable experience in this industry;

b. It may give rise to operating synergies between China Land and Ananda Wing On, both being in complementary leisure businesses, by reorganising the hotel operation under a separate business arm of the group; and

c. It is, as a whole, in line with the overall corporate strategy of the group to reorganise and rebalance its investments and operations for further expansion in the region, especially in the PRC, where the directors believe that the hotel sector is expected to show substantial growth with the accession of the PRC into the World Trade Organisation, and the growth in the tourism of the PRC,

we consider the rationale behind the Acquisitions to reorganise and expand the hotel operations of the group in Hong Kong and the PRC to be reasonable.

II. SALIENT TERMS OF THE AGREEMENTS

The directors have advised us that the terms of all the relevant agreements relating to the Acquisitions have been arrived at after arm's length negotiation based on normal commercial terms. The salient terms of the relevant agreements in relation to the Acquisitions have been summarised as follows:

	First sale and purchase agreement	Second sale and purchase agreement	Third sale and purchase agreement
Vendor	Golden Sun, a wholly-owned subsidiary of Ananda Wing On	Paul Y. - ITC	Hutchison Hotels
Purchaser	China Land	China Land	Clever Basin, a wholly-owned subsidiary of China Land
Subject of acquisition	The entire issued share capital and the shareholder's loan of approximately HK$44.4 million to Shropshire.	The entire issued share capital and the shareholder's loan of approximately HK$482.5 million to Rosedale Hotel Group.	The entire issued share capital and the shareholder's loan of approximately HK$605.6 million to Makerston.
Principal asset to be acquired	60% equity interest in Luoyang Golden Gulf Hotel Co., the principle asset of which is Golden Gulf Hotel, a hotel located in Luoyang, the PRC.	100% indirect interest in Best Western Rosedale on the Park, two hotel management companies which provide hotel and hospitality management services and a restaurant located adjacent to Best Western Rosedale on the Park known as Cheena.	95% indirect interest in Beijing Harbour Plaza Co., the principle asset of which is Beijing Harbour Plaza Hotel located in Beijing, the PRC.
Consideration	HK$110 million to be fulfilled by the issue of 366,666,666 new shares in China Land at HK$0.30 per consideration share.	HK$250 million in cash.	HK$515 million to be fulfilled by a cash payment of HK$150 million and the issue of a 5-year promissory note for the principal amount of HK$365 million at an annual interest rate of HIBOR plus 2%.
Other salient terms	Ananda Wing On undertakes to pay on 31 December 2002 the remaining installment of HK$46.2 million payable by Shropshire to Luoyang Power Supply Bureau, the vendor of the 60% equity interest in Luoyang Golden Gulf Hotel Co.	China Land undertakes to repay not more than HK$14.3 million to Paul Y. - ITC for its advances in relation to a partial settlement of Rosedale Hotel Group's bank loan, and to indemnify Paul Y. - ITC in respect of its existing guarantees for certain of Rosedale Hotel Group's bank loans and facilities until such loans and facilities are fully repaid or the relevant guarantees are replaced by China Land, whichever is earlier.	

The information on Shropshire, Rosedale Hotel Group and Makerston has been stated respectively in the letter from the board.

(i) **First sale and purchase agreement**

Basis of consideration

According to the letter from the board, the consideration of approximately HK$110 million under the first sale and purchase agreement was determined after arm's length negotiation with reference to the 60% share in interest in the unaudited net tangible asset value of Luoyang Golden Gulf Hotel Co. as at 31 December 2001 and the shareholder's loan of approximately HK$44.4 million. Based on the unaudited financial statements for the year ended 31 December 2001 of Luoyang Golden Gulf Hotel Co., the only major asset of which is its interest in Golden Gulf Hotel, its unaudited net tangible asset value as at 31 December 2001 amounted to approximately RMB188.6 million (approximately HK$177.9 million).

The consideration of about HK$110 million for the acquisition represents a discount of 2.8% to the 60% share of the net tangible asset value of Luoyang Golden Gulf Hotel Co. as at 30th June, 2002 of HK$113.14 million which has taken into consideration the open market value of Luoyang Golden Gulf Hotel Co..

Upon completion of the first sale and purchase agreement, completion of the agreement between Shropshire and Luoyang Power Supply Bureau in June 2001 and fulfillment of all the necessary title transfers as indicated in the letter from the board, China Land would have an effective indirect interest of 60% in Luoyang Golden Gulf Hotel Co..

Payment terms

In accordance with the letter from the board, China Land intends to satisfy the consideration of approximately HK$110 million through the issue of 366,666,666 consideration shares at HK$0.30 per consideration share. The consideration shares represent approximately 26.9% of the existing issued share capital of, and approximately 9.0% of the issued share capital of, China Land as enlarged by the subscription shares, the placing shares (if fully placed) and the consideration shares.

The issue price of HK$0.30 per consideration share is the same as that of the issue price of the subscription shares and the placing shares, and represents:

(i) a premium of approximately 11.1% to the closing price of HK$0.270 per share of China Land, as quoted on the Stock Exchange, on 22 July 2002 (being the date of the first sale and purchase agreement);

(ii) a premium of approximately 4.5% to the average closing price of HK$0.287 per share of China Land, as quoted on the Stock Exchange, for the ten trading days up to and including 22 July 2002;

(iii) a discount of approximately 1.6% to the average closing price of HK$0.305 per share of China Land, as quoted on the Stock Exchange, for the six months up to and including 22 July 2002;

(iv) a premium of approximately 9.1% to the closing price of HK$0.275 per share of China Land, as quoted on the Stock Exchange, as at the latest practicable date;

(v) a discount of approximately 35.6% to the audited consolidated net tangible asset value per share of China Land of HK$0.466 as at 31 December 2001, being the date of its latest audited financial statements; and

(vi) a discount of approximately 12.0% to the unaudited pro forma adjusted consolidated net tangible asset value per share of China Land of approximately HK$0.341 following completion of the proposal agreements.

As shown in the above items (i) to (iv), the issue price of the consideration shares is generally in line with the relevant historical/average prices of the shares of China Land. Although the issue price of each consideration share still represents a discount to the net tangible asset value per share of China Land, we consider such discount justifiable in view of: (i) the fact that in an equity fund raising exercise of a company which is operating on a going concern basis like China Land, the market price of the shares of such a company is a more appropriate reference than its net tangible asset value to determine the issue price of the equity; and (ii) the share price of China Land declined from the one-year high of HK$0.57 on 23 July 2001 to HK$0.27 as at the close of 22 July 2002, being the date of the first sale and purchase agreement, indicating that there is no obvious relationship between the market price performance of the shares of China Land and the net tangible asset value per share of China Land. Accordingly, we consider the issue price of the consideration shares fair and reasonable insofar as the company and the independent shareholders are concerned.

Undertaking by Ananda Wing On

As at the date of the first sale and purchase agreement, the last of the four installments in the sum of HK$46.2 million remains payable by Shropshire to Luoyang Power Supply Bureau, which has procured the sale of its 60% equity interest in Luoyang Golden Gulf Hotel Co. to Shropshire. Under the terms of the agreement between Shropshire and Luoyang Power Supply Bureau in June 2001, this sum is due on 31 December 2002. As stated in the letter from the board, such agreement also provides that Luoyang Power Supply Bureau must ensure all regulatory approval regarding the acquisition of the equity interest by Shropshire in Luoyang Golden Gulf Hotel Co., and that the perfection of title of Luoyang Golden Gulf Hotel Co. in its

principle asset, Golden Gulf Hotel, must be fulfilled by 28 February 2003, i.e., within two months after the date of the final installment payment of HK$46.2 million for the acquisition of Luoyang Golden Gulf Hotel Co. by Shropshire. Under the first sale and purchase agreement, Ananda Wing On has undertaken to China Land to pay such outstanding last installment of HK$46.2 million on 31 December 2002 by an unsecured undertaking.

Pursuant to an undertaking issued by Ananda Wing On on 2 October 2002, Ananda Wing On has also undertaken to indemnify any loss of China Land and/or any member of the Shropshire group may suffer as a result of failure to transfer the land use right of such land by Luoyang Power Supply Bureau to Luoyang Golden Gulf Hotel Co., including the payment of land premium of approximately RMB39.7 million for such transfer. The liability of Ananda Wing On pursuant to the undertaking does not apply to, inter alia, any loss attributable to (i) the ownership of or title in such land or the use thereof after the ownership or title or right to use has been properly transferred to Luoyang Golden Gulf Hotel Co. or (ii) any voluntary act or omission or negligence on the part of any member of the China Land group and/or any member of the Shropshire group or (iii) any change in or interpretation of any legislation or regulation occurring or coming into force after the date of the undertaking and which is retrospective in effect. In addition, under the undertaking, if Ananda Wing On has paid any amount pursuant to the indemnity and any member of the China Land group and/or the Shropshire group subsequently recovers from a third party any amount directly related to such liability, the relevant member of the China Land group and/or the Shropshire group shall repay to Ananda Wing On such amount previously paid by it or a sum equivalent to the amount recovered from the third party less all costs incidental to such recovery, whichever is lower.

In addition, the agreement between Shropshire and Luoyang Power Supply Bureau of the Golden Gulf Hotel has provided that if Luoyang Power Supply Bureau does not fulfill its obligations by that date, being 28 February 2003, Shropshire has the right to elect to terminate the agreement and demand Luoyang Power Supply Bureau for appropriate damages or to extend the time limit for the fulfillment of such obligations, in each case, at the cost of Luoyang Power Supply Bureau. On the basis of these provisions, we are of view that the terms of the agreements provide reasonably adequate protection to China Land despite the non-completion of Shropshire's rights to acquire 60% of Luoyang Golden Gulf Hotel Co. as at the latest practicable date, and are therefore reasonable as far as the independent shareholders are concerned.

Having considered the above principal terms, we consider the terms of the first sale and purchase agreement fair and reasonable as far as the independent shareholders are concerned.

(ii) **Second sale and purchase agreement**

Basis of consideration

According to the letter from the board, the cash consideration of HK$250 million under the second sale and purchase agreement was determined after arm's length

negotiation with reference to the audited consolidated net liabilities of Rosedale Hotel group of HK$216.5 million and the shareholder's loan of approximately HK$476.6 million as at 31 March 2002. The audited consolidated net tangible assets, excluding the shareholder's loan, of Rosedale Hotel Group was approximately HK$260.1 million as at 31 March 2002. The consideration of HK$250 million thus represents a discount of approximately 3.9% to the aforesaid audited consolidated net tangible assets of Rosedale Hotel Group, after excluding the shareholder's loan to Rosedale Hotel Group.

The consideration of HK$250 million also represents a discount of approximately 2.4% to the pro forma unaudited adjusted net tangible assets of Rosedale Hotel Group of approximately HK$256.2 million after taking into account the independent valuation of Best Western Rosedale on the Park of approximately HK$650 million (details of which have been stated in Appendix VII to the Circular) and the shareholder's loan of approximately HK$476.6 million as at 31 March 2002.

The accounts of Rosedale Hotel group for the three months ended 30 June 2002 will be audited and despatched to the shareholders of China Land and the company, respectively, for their review and consideration as soon as possible but, in any event, before the date of the extraordinary general meeting. Independent shareholders should review the trading and financial position of Rosedale Hotel group thereon insofar as their interests are concerned.

As stated in the section headed "Information on Rosedale Hotel Group" in the letter from the board, Rosedale Hotel Group owns 100% interest of (i) Best Western Rosedale on the Park; (ii) two hotel management companies, namely Rosedale Hotel Management Limited and Rosedale Hotel Management International Limited, which provide hotel and hospitality management services respectively to Best Western Rosedale on the Park and Rosedale Hotel & Suites ■ Guangzhou, a four-star hotel located in Guangzhou, the PRC; and (iii) a restaurant located adjacent to Best Western Rosedale on the Park known as Cheena.

Pursuant to the second sale and purchase agreement, China Land would also take over from Paul Y. - ITC the shareholder's loan of approximately HK$482.5 million, which as a result, would be owed by Rosedale Hotel group to China Land. At company level accounting, such amount will be recorded by China Land as a receivable from Rosedale Hotel group, and by Rosedale Hotel group as a payable to China Land. On consolidation, such inter-company loan will be offset and eliminated, and have no overall net impact on the financial position of China Land group as a whole, and therefore its shareholders, including the company.

On the above basis, we consider that the consideration paid by China Land for the interest in Rosedale Hotel group and the shareholder's loan to Rosedale Hotel group is fair and reasonable insofar as the group and shareholders are concerned.

Terms relating to bank loans and facilities

Pursuant to the second sale and purchase agreement, and as stated in the letter from the board, a subsidiary of Paul Y. - ITC has advanced a sum of HK$7.16 million to a subsidiary of Rosedale Hotel Group as repayment of a certain portion of a bank loan and Paul Y. - ITC has also undertaken to advance or procure its subsidiary to advance a further sum of HK$7.16 million to a subsidiary of Rosedale Hotel Group in this regard before the completion of the second sale and purchase agreement. China Land has undertaken to Paul Y. - ITC to repay such sum being advanced of not more than HK$14.32 million to Paul Y. - ITC at the completion of the second sale and purchase agreement. Since such advances by Paul Y. - ITC have not been incorporated in the consideration of the second sale and purchase agreement, we consider such gesture by Paul Y. - ITC in the interest of the shareholders of Rosedale Hotel Group, and the undertaking by China Land to repay the amount advanced by Paul Y. - ITC reasonable. As such, we consider such terms in the second sale and purchase agreement fair and reasonable to the independent shareholders.

The second sale and purchase agreement also provides that China Land will indemnify Paul Y. - ITC, the existing guarantor in respect of certain bank loans and bank facilities amounting to HK$394.5 million taken up by certain subsidiaries of Rosedale Hotel Group, of any loss it may suffer in relation to such loans and facilities for the period from the completion of the second sale and purchase agreement to the earlier of: (i) the date on which such guarantees are replaced by the guarantees provided by China Land or its nominee; and (ii) the full repayment of the respective bank loans and bank facilities. We consider such arrangement in line with normal commercial practice and hence is fair and reasonable insofar as the interest of independent shareholders are concerned.

Having considered the above principal terms, we consider the terms of the second sale and purchase agreement fair and reasonable as far as the independent shareholders are concerned.

(iii) **Third sale and purchase agreement**

Basis of consideration

According to the letter from the board, the consideration of HK$515 million under the third sale and purchase agreement was determined after arm's length negotiation with reference to the audited consolidated net liabilities of Makerston group as at 31 May 2002 of HK$105.6 million, excluding the shareholder's loan of approximately HK$605.6 million.

The consideration of HK$515 million also represents a discount of approximately 2.0% to the pro forma unaudited adjusted consolidated net tangible assets of Makerston

group of approximately HK$525.3 million after taking into account the independent valuation of Beijing Harbour Plaza Hotel of approximately HK$530 million (details of which have been stated in Appendix VIII to the Circular) and the shareholder's loan of approximately HK$605.6 million as at 31 May 2002.

As stated in the section headed "Information on Makerston" in the letter from the board, Makerston owns 95% interest of Beijing Harbour Plaza Co., which in turn owns Beijing Harbour Plaza Hotel.

Terms of the promissory note

The consideration of HK$515 million under the third sale and purchase agreement will be satisfied by payment of cash in the amount of HK$150 million and the issue of a 5-year promissory note ("Promissory Note") for the principal amount of HK$365 million, with a term of five years from the completion of the third sale and purchase agreement, and an annual interest rate of HIBOR plus 2%. We consider such means of debt financing reasonable as it presents a good way for China Land to raise additional funding for the acquisition of Makerston with no immediate dilution effect on the existing shareholders, including the company, especially when considering the prevailing difficult market conditions for equity fund raising.

Based on the 6-month HIBOR being approximately 1.92% as at the latest practicable date, the interest rate for the Promissory Note would be approximately 3.92%, which is lower than the average cost of debt financing for China Land of approximately 9.6% as derived from the finance costs of China Land for the financial year ended 31 December 2001 and its outstanding debt balance as at 31 December 2001. Based on this, we consider the Promissory Note a reasonable way of financing for the acquisition of Makerston, and that its terms are fair and reasonable insofar as the independent shareholders are concerned.

Having considered the above principal terms, we consider the terms of the third sale and purchase agreement fair and reasonable as far as the independent shareholders are concerned.

III. DEEMED DISPOSAL OF CHINA LAND

As at the latest practicable date, the group has effective interest of approximately 65.6% in China Land. Upon completion of the proposal, the effective equity interest of the company in China Land will be diluted to approximately 28.0% in which 22.0% interest in China Land is held by wholly own subsidiaries of the company and 6.0% interest in China Land is held through China Enterprises Limited and Ananda Wing On. Accordingly, China Land will cease to be the subsidiary of the company and become an associated company of the company upon completion of the proposal.

Having said that, as shown in the section headed "Shareholding structure of China Land" in the letter from the board, the company still retains control of China Land, through its non-wholly owned subsidiary, China Enterprises Limited, and its associate, Ananda Wing On. In addition, as discussed in the section headed "Rationale behind the Acquisitions" in this letter, the proposal will effectively reshuffle the hotel investments of the company, its substantial shareholder and its associate into a separate business arm of the group such that these investments could be managed in a more efficient manner. In the meantime, it will enable the company to concentrate its efforts on other principal activities of the group. To this end, we consider that the proposal is fair and reasonable insofar as the interest of the company and its shareholders are concerned.

We will further discuss the financial effects of the proposal, resulting from the deemed disposal of China Land by the company in the following section.

IV. FINANCIAL EFFECTS OF THE PROPOSAL

Since the Acquisitions are only part of the proposal, we consider it inappropriate to separate their financial effects on the group from the overall financial effects of the proposal on the group which includes the Acquisitions, the subscription and the placing.

The completion of the proposal will give rise to the effect that the effective interest in China Land of the group will be diluted from approximately 65.6% to approximately 28.0% of the issued share capital of China Land as enlarged by the subscription shares, the placing shares (if fully placed) and the consideration shares. In the following paragraphs, we will discuss the overall financial effect of the proposal on the company should the proposal proceed:

(i) **Net asset value**

As stated in the Appendix I to the Circular, the unaudited pro forma consolidated net tangible assets of the group prior to the proposal is approximately HK$2.05 billion. After the proposal, the effective interest of the group in China Land will decrease from approximately 65.6% to approximately 28.0%. The deemed disposal will lead to a decrease of unaudited pro forma consolidated net tangible assets of the company, of HK$54.84 million to approximately HK$2.00 billion, representing approximately 2.7% in the net tangible assets of the group. Such decrease in the net tangible assets of the group, in our opinion, is not material insofar as the interest of the shareholders are concerned.

(ii) **Working capital and gearing positions**

With reference to the figures in Appendix I to the Circular, we found out that the gearing (being its total liabilities excluding the minority interests divided by its net assets) is approximately 1.4 times before the completion of the proposal. Upon the completion of the proposal, the gearing of the group will decrease to approximately 1.04 times. The decrease in gearing, in our view, is in the interest of the company and its shareholders as a whole.

Since the proposal happens to have the effect on the cash position of China Land, which thereafter is an associate of the company, we concur with the directors' view that the proposal will not adversely affect the cash position of the group, in which China Land will no longer be a member, upon completion of the proposal.

(iii) **Earnings**

As stated in the letter from the board, the company will record an unaudited gain of approximately HK$26 million arising from the gain on the deemed disposal of China Land. In the meantime, the group will equity account for an effective interest of approximately 28.0% of the results of China Land upon completion of the proposal, instead of consolidating approximately 65.6% of the results of China Land prior to the completion of the proposal. For information only, China Land recorded loss attributable to its shareholders of approximately HK$393.7 million and HK$582.8 million for the past two consecutive years ended 31 December 2001.

We have reviewed the financial results of each of Shrosphire group, Rosedale Hotel group and Makerston group. The following table summarises their financial results as extracted from the Appendices III, IV and V to the Circular.

Shropshire group

	22 March 1999 to 31 December 1999	**1 January 2000 to 31 December 2000**	**1 January 2001 to 31 December 2001**	**1 January 2002 to 30 June 2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	10,844	17,576	15,499	6,202
Gross profit	5,067	11,145	9,102	3,623
Loss from operations	(6,368)	(2,678)	(2,379)	(1,405)
Loss for the year/period	(4,179)	(2,216)	(2,309)	(1,245)

Rosedale Hotel group

	Year ended 31 March		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	—	5,033	64,918
Gross profit (loss)	(423)	(12,541)	29,942
Profit (loss) from operations	(213,165)	(15,449)	35,098
Profit (loss) for the year	(213,165)	(19,874)	17,454

Makerston group

	Year ended 31 December			Five months ended 31 May
	1999	**2000**	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	58,867	66,947	65,056	23,876
Gross profit	26,490	33,786	38,150	14,080
Profit (loss) from operations	(12,985)	1,107	4,736	1,955
Loss for the year/period	(26,347)	(13,116)	(6,255)	(244)

As shown in the above tables, both Shropshire group and Makerston group were making losses during their latest respective financial years while Rosedale Hotel group recorded a turnaround to profitability during its latest financial year.

We have discussed with the directors of China Land the reasons for acquiring Luoyang Golden Gulf Hotel Co. Ltd, which will be 60% owned by Shropshire group upon completion of the first sale and purchase agreement. The directors of China Land explained that it is not uncommon for a hotel business to be operating at losses in its earlier days of operation, like Golden Gulf Hotel, which commenced its business on 22 March 1999. The rationale behind this is that it may be necessary for the hotel to build up its reputation in the marketplace so as to attract visitors, and thus bring revenue to the hotel. With their expertise in hotel management and operation, the directors of China Land believe that they will be able to improve efficiency of the operation such that Golden Gulf Hotel could contribute to returns to China Land group.

In respect of Rosedale Hotel group, it recorded a turnaround profit of approximately HK$35.10 million for the year ended 31 March 2002. Such turnaround profit was mainly attributable to the write back of provisions relating to property, plant and equipment. Independent shareholders should note that an updated audited accounts of Rosedale Hotel group for the three months ended 30 June 2002 will be despatched to the shareholders of China Land and the company, respectively, for their review and consideration as soon as possible but, in any event, before the date of the extraordinary general meeting. Independent shareholders should review the trading and financial position of Rosedale Hotel group thereon insofar as their interests are concerned.

In respect of Makerston group, the directors of China Land indicated that the performance of Makerston group during the period under review was mainly affected by finance cost arising from its bank borrowings. During the period under review, Makerston group recorded an operating loss before finance costs of approximately HK$12.99 million for the year ended 31 December 1999 and an operating profit before finance costs of approximately HK$1.11 million, HK$4.74 million and HK$1.96 million

for the years ended 31 December 2000 and 2001 and for the five months ended 31 May 2002 respectively. As advised by the directors of China Land, the unsecured bank loan of Makerston of approximately HK$206.7 million was fully repaid in May 2002 such that the financial expenses would be substantially reduced.

Given the above, it is uncertain, in our view, whether the Acquisitions will contribute returns to China Land and the company. Having said that, the company will record an unaudited gain from deemed disposal of China Land of approximately HK$26 million.

V. OTHER CONSIDERATION

We noted that with reference to the consideration of second sale and purchase agreement and part of the consideration of the third sale and purchase agreement, in aggregate HK$400 million will be satisfied in cash. In the meantime, pursuant to the second sale and purchase agreement, China Land has undertaken to Paul Y. - ITC to repay the advances of not more than approximately HK$14.3 million upon completion of the proposal. China Land intends to satisfy the aggregate of the above mentioned funding of approximately HK$414.3 million from the proceeds of the subscription of HK$300 million, the placing of not more than HK$400 million, its internal resources and bank borrowings. Before taking into account the proceeds from the placing, internal resources and bank borrowings of China Land, there would be a short fall of approximately HK$114.3 million to satisfy the consideration of the second sale and purchase agreement and the third sale and purchase agreement. Independent shareholders should note that the placing will be undertaken on a best effort basis and the completion of which is subject to a number of conditions including the approval of the relevant agreements at the respective shareholder's meetings of Ananda Wing On, China Land and the company. As advised by the directors of China Land, approximately HK$50 million has been procured for the subscription of new shares of China Land under the placing. Nevertheless, should the placing not be completed or the proceeds from the placing inadequate to fund the aforesaid cash outlay of approximately HK$114.3 million, China Land may utilise its internal resources and bank borrowings to satisfy the relevant consideration of as much as approximately HK$114.3 million and the financial position of China Land may be adversely affected.

RECOMMENDATION

Having considered the above reasons of entering into and the terms of the relevant agreements and based on the assumption that the sufficient funds could be raised from the placing, we consider the terms of each of the terms of the first, second and third sale and purchase agreements are fair and reasonable. Accordingly, we advise the independent board committee to recommend to the independent shareholders to vote for the resolutions to approve the Acquisitions at the extraordinary general meeting.

Independent shareholders should note that an updated audited accounts of Rosedale Hotel group for the three months ended 30 June 2002 will be despatched to the shareholders of China Land and the company, respectively, for their review and consideration as soon as possible but, in any event, before the date of extraordinary general meeting. Independent shareholders should review the trading and financial position of Rosedale Hotel group thereon insofar as their interests are concerned.

Yours faithfully,
For and on behalf of
Platinum Securities Company Limited
Jeny Lau
Managing Director

1. FINANCIAL SUMMARY

The following is a summary of the audited consolidated income statement and balance sheet for the three years ended 31st December, 2001.

	Year ended 31st December,		
	2001	**2000**	**1999**
	HK$'000	*HK$'000*	*HK$'000*
RESULTS			
Turnover	3,234,404	3,158,058	3,750,224
(Loss) profit before taxation	(1,001,147)	(812,883)	1,093,641
Taxation	(5,982)	(6,608)	(5,396)
(Loss) profit before minority interests	(1,007,129)	(819,491)	1,088,245
Minority interests	408,399	88,809	(40,649)
Net (loss) profit for the year	(598,730)	(730,682)	1,047,596

	At 31st December,		
	2001	**2000**	**1999**
	HK$'000	*HK$'000*	*HK$'000*
ASSETS AND LIABILITIES			
Total assets	6,254,576	7,732,334	6,940,072
Total liabilities	(2,710,204)	(3,183,104)	(2,160,967)
Minority interests	(1,323,582)	(1,699,376)	(1,356,532)
Shareholders' funds	2,220,790	2,849,854	3,422,573

FINANCIAL STATEMENTS

The following is a summary of the audited consolidated financial statement of the group for the two years ended 31st December, 2001 extracted from the audited financial statements of the group.

Consolidated income statement

For the year ended 31st December, 2001

	Notes	2001 HK$'000	2000 HK$'000
Turnover	4	3,234,404	3,158,058
Cost of sales		(2,971,785)	(2,766,813)
Gross profit		262,619	391,245
Other revenue	6	168,178	210,373
Distribution costs		(179,879)	(161,656)
Administrative expenses		(242,744)	(282,226)
Other expenses	7	(909,862)	(869,985)
Loss from operations	8	(901,688)	(712,249)
Finance costs	10	(81,462)	(88,487)
Share of results of associates		(17,997)	(12,147)
Loss before taxation		(1,001,147)	(812,883)
Taxation	11	(5,982)	(6,608)
Loss before minority interests		(1,007,129)	(819,491)
Minority interests		408,399	88,809
Net loss for the year		(598,730)	(730,682)
Dividend	12	—	46,098
Loss per share			
Basic	13	HK$(1.30)	HK$(1.59)
Diluted		N/A	N/A

Consolidated balance sheet

At 31st December, 2001

	Notes	2001 HK$'000	2000 HK$'000
Non-Current Assets			
Investment properties	14	49,341	71,818
Property, plant and equipment	15	2,452,199	2,734,587
Properties under/held for development	16	137,000	157,401
Payment for acquisition of land development right	17	2,727	—
Intangible asset	18	—	107,208
Goodwill	19	32,708	—
Interest in associates	21	176,268	115,752
Receivables - due after one year	22	302,439	18,995
Investments in securities	23	473,408	757,197
Loans to minority shareholders	24	26,765	28,074
		3,652,855	3,991,032
Current Assets			
Properties held for sale	25	32,881	31,081
Inventories	26	790,288	869,333
Trade debtors	27	481,024	667,817
Receivables - due within one year	22	107,195	50,217
Receivables due from associates	21	13,517	5,323
Other receivables, deposits and prepayments		298,722	367,624
Advances to contractors		9,439	184,443
Income and other tax recoverable		208	85
Investments in securities	23	40,000	67,800
Bank balances and cash		744,927	885,228
Pledged bank deposits		83,520	612,351
		2,601,721	3,741,302
Current Liabilities			
Creditors and accrued charges	28	431,885	674,566
Other payables		563,821	415,130
Payables due to related companies	29	36,492	—
Payables due to associates	21	9,625	—
Income and other taxes payable		32,871	43,531
Bank loans and other borrowings	34	922,272	1,351,545
		1,996,966	2,484,772
Net Current Assets		604,755	1,256,530
		4,257,610	5,247,562

	Notes	2001 HK$'000	2000 HK$'000
Capital and Reserves			
Share capital	30	46,098	460,979
Reserves	32	2,174,692	2,388,875
		2,220,790	2,849,854
Minority Interests		1,323,582	1,699,376
Non-Current Liabilities			
Bank loans and other borrowings - due after one year	34	593,121	595,213
Deposits received	35	76,638	76,638
Loans from minority shareholders	24	43,479	26,481
		713,238	698,332
		4,257,610	5,247,562

Balance sheet

At 31st December, 2001

	Notes	The Company 2001 HK$'000	2000 HK$'000
Non-Current Assets			
Property, plant and equipment	15	8,722	8,660
Payment for acquisition of land development right	17	2,727	—
Investments in subsidiaries	20	329,186	328,189
Receivables due from subsidiaries	20	1,515,455	2,179,911
Interest in associates	21	2	2
Receivables - due after one year	22	25,246	26,480
Investments in securities	23	19,517	19,517
		1,900,855	2,562,759
Current Assets			
Receivables due from associates	21	473	1,083
Receivables - due within one year	22	16,239	4,673
Other receivables, deposits and prepayments		2,687	6,595
Bank balances and cash		106,491	217,237
		125,890	229,588
Current Liabilities			
Creditors and accrued charges		2,674	3,101
Payables due to related companies	29	1,073	—
Bank loans and other borrowings	34	20,011	8,798
		23,758	11,899
Net Current Assets		102,132	217,689
		2,002,987	2,780,448
Capital and Reserves			
Share capital	30	46,098	460,979
Reserves	32	1,246,936	1,453,360
		1,293,034	1,914,339
Non-Current Liabilities			
Bank loans and other borrowings	34	35	—
Payables due to subsidiaries	20	709,918	866,109
		2,002,987	2,780,448

Consolidated statement of recognised gains and losses

For the year ended 31st December, 2001

	2001 *HK$'000*	2000 *HK$'000*
Exchange differences arising on translation of operations outside Hong Kong	(7,277)	(1,223)
Share of reserves of associates		
Goodwill reserve	—	(12,097)
Exchange reserve	(72)	(7,317)
Non-distributable reserve	—	2,204
	(7,349)	(18,433)
Net loss for the year	(598,730)	(730,682)
Total recognised losses	(606,079)	(749,115)
Negative goodwill arising on acquisition of interests in subsidiaries and associates	—	157,581
	(606,079)	(591,534)
Effect of change in accounting policy on adoption of the revised Statement of Standard Accounting Practice 9 — "Events after the Balance Sheet Date" — Increase in retained profits as at 1st January, 2000	—	46,098

Consolidated cash flow statement

For the year ended 31st December, 2001

	Notes	2001 HK$'000	2000 HK$'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	36	85,876	157,342
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest paid		(121,235)	(116,488)
Dividends paid to minority shareholders of subsidiaries		(4,124)	(23,140)
Dividend paid		—	(46,098)
Interest received		71,725	114,714
Dividends received from investments		5,509	6,509
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(48,125)	(64,503)
TAXATION			
Tax paid in other jurisdictions		(8,953)	(7,213)
Refund of tax received in other jurisdictions		6	1,213
NET CASH OUTFLOW FOR TAXATION		(8,947)	(6,000)
INVESTING ACTIVITIES			
Decrease (increase) in pledged bank deposits		528,831	(612,351)
Proceeds from disposal of investments in securities		400,960	1,084,136
Repayment from receivables		389,990	69,067
Proceeds from disposal/dilution of subsidiaries/business (net of cash and cash equivalents disposed of)	37	283,806	46,496
Proceeds from disposal of investment properties		14,450	—
Capital repatriation from an associate		9,366	—
Repayment from associates		—	177
Proceeds from disposal of property, plant and equipment		5,818	25,873
Repayment from minority shareholders		1,309	—
Advance to receivables		(670,140)	(50,000)
Purchase of subsidiaries/business (net of cash and cash equivalents acquired)	38	(354,450)	(526,312)
Purchase of property, plant and equipment		(279,977)	(211,517)
Purchase of investments in securities		(282,802)	(1,430,640)
Investment in associates		(44,100)	(48,541)
Advance to associates		(17,560)	—
Costs incurred for properties under/held for development		(8,392)	(26,541)
Payment for acquisition of land development right		(2,727)	—
Purchase of additional interest in subsidiaries		—	(6,667)
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(25,618)	(1,686,820)

	Notes	2001 HK$'000	2000 HK$'000
NET CASH INFLOW (OUTFLOW) BEFORE FINANCING ACTIVITIES		3,186	(1,599,981)
FINANCING ACTIVITIES	39		
New bank loans and other borrowings raised		1,183,688	1,509,767
Advance from related companies		53,409	—
Contribution from minority shareholders		42,602	15,348
Advance from associates		9,625	—
Repayment of bank loans and other borrowings		(1,393,529)	(1,243,438)
Repayment to related companies		(16,917)	—
Repayment of obligations under hire purchase contracts		(9)	—
Proceeds from issue of shares, net of expenses		—	45,530
NET CASH (OUTFLOW) INFLOW FROM FINANCING ACTIVITIES		(121,131)	327,207
DECREASE IN CASH AND CASH EQUIVALENTS		(117,945)	(1,272,774)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		873,326	2,146,420
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(10,454)	(320)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		744,927	873,326
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Bank balances and cash		744,927	885,228
Bank overdrafts		—	(11,902)
		744,927	873,326

Notes to the financial statements

1. GENERAL

The Company is a public limited company incorporated in Hong Kong with its shares listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

The Company is an investment holding company. The activities of its principal subsidiaries and associates are set out in note 20 and 21.

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE

During the year, the Group has adopted for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. Adoption of these new and revised SSAPs had no significant effect on the financial statements for the current or prior year except that in accordance with SSAP 9 (Revised) "Events after the Balance Sheet Date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment which increased the retained profits of the Group and the Company respectively, as at 1st January, 2000 by HK$46,098,000. The revised accounting policies are set out in note 3. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts for the prior year have been restated in order to achieve a consistent presentation.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the valuation of investment properties, hotel property and investments in securities.

The financial statements have been prepared in accordance with accounting principals generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year.

The results of subsidiaries and associates which are acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

In the current year, the Group has adopted SSAP 30 "Business Combinations" and has elected not to restate goodwill previously eliminated against reserves. Accordingly, goodwill arising on acquisition prior to 1st January, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition after 1st January, 2001 is capitalised and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

On disposal of a subsidiary or an associate, the attributable amount of unamortised goodwill/ goodwill previously eliminated against reserve is included in the determination of the profit or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

In the current year, the Group has adopted SSAP 30 "Business Combinations" and has elected not to restate negative goodwill previously credited to reserves. Accordingly, negative goodwill arising on acquisition prior to 1st January, 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary or associate.

Negative goodwill arising on acquisition after 1st January, 2001 is presented as deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Investments in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interest in associates is stated at the Group's share of the net assets of the associates less any identified impairment loss.

The results of the associates are accounted for by the Company on the basis of dividends received and receivable during the year. Investments in associates are included in the Company's balance sheet at cost as reduced by any identified impairment loss.

Intangible asset

Intangible asset is stated at cost less amortisation and any identified impairment loss. The cost of the intangible asset is amortised over the estimated useful life on a straight line basis.

Recognition of revenue

Revenue of the Group for the year is recognised on the following bases:

Sales of goods is recognised when goods are delivered and title has been passed to the customers.

Hotel revenue from rooms and other ancillary services are recognised when the services are rendered.

Income from sale of completed properties is recognised on the execution of a binding sale and purchase agreement.

Dividend income from investments in securities is recognised when the shareholders' rights to receive payment have been established.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Income from sale of newspaper is recognised when the newspapers are delivered.

Income from advertisement in newspaper is recognised when the relevant advertisement is published.

Rental income, including rental invoiced in advance from properties under operating leases, is recognised on a straight line basis over the period of the respective leases.

Impairment of assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as expenses immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at open market value based on professional valuation at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to the disposed property is transferred to the income statement.

No depreciation or amortisation is provided on investment properties except where the unexpired term, including the renewal period, of the relevant lease is twenty years or less.

Property, plant and equipment

Properties under construction, toll highway and construction in progress

Properties under construction, toll highway and construction in progress are stated at cost, which includes land cost and the related construction cost and borrowing costs capitalised in accordance with the Group's accounting policies, less accumulated impairment losses. No depreciation or amortisation is provided on properties under construction, toll highway and construction in progress until the construction is completed and the properties, assets or toll highway are ready for use.

Hotel property

Hotel property (including interests in land and building and its integral fixed plant) is stated at their open market value based on professional valuation at the balance sheet date. Any surplus or deficit arising from the same asset on the revaluation of the hotel property is credited or charged to the revaluation reserve of the same asset unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the asset revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

No depreciation is provided on hotel property or on its integral fixed plant. It is the Group's policy to maintain these asset in a continual state of sound repair and maintenance and to extend and make improvements thereto from time to time, and accordingly the directors consider that given the estimated life of this asset and its high residual value, any depreciation would be insignificant.

Other property, plant and equipment

Property, plant and equipment, other than properties under construction, toll highway, construction in progress and hotel property, is stated at cost less depreciation and accumulated impairment losses.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Depreciation is provided to write off the other items of the property, plant and equipment over their estimated useful lives and after taking into account their estimated residual value, using the straight line method, at the following rates per annum:

Leasehold land and land use rights	Over the term of the lease or land use rights
Buildings	2% or the term of the lease or land use rights, if shorter
Furniture and fixtures	10% - 25%
Machinery and equipment	10% - 20%
Motor vehicles	12.5% - 25%

Assets held under hire purchase contracts are depreciated over their estimated useful lives on the same basis as assets owned by the Group.

Properties under/held for development

Properties under/held for development where no decision has yet been taken to re-sell or hold for long term purposes are stated at cost less accumulated impairment losses. No depreciation and amortisation is provided on properties under/held for development until the construction is completed and the properties are ready for their intended use.

Costs comprise land cost, construction costs, borrowing costs capitalised in accordance with the Group's accounting policy and other direct costs attributable to the properties under/held for development.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost comprises all costs of purchase. Net realisable value is calculated at the actual or estimated selling price less related costs of marketing and selling.

Operating leases

Rentals payable in respect of operating leases are charged to the income statement on a straight line basis over the relevant lease term.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

Capitalisation of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset, which are assets that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as expenses in the period in which they are incurred.

Assets held under hire purchase contracts

Assets held under hire purchase contracts are capitalised at their fair value at the date of acquisition. The corresponding liability to the hirer, net of interest charges, is included in the balance sheet as a hire purchase obligation. Finance costs, which represent the difference between the total commitments and the outstanding principal amount at the inception of the hire purchase contracts, are charged to the income statement over the period of the relevant contracts so as to produce a constant periodic rate of charge on the remaining balances of the obligation for each accounting period.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Foreign currencies

Transactions in foreign currencies are translated at the rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Profits and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of the subsidiaries and associates which are denominated in currencies other than Hong Kong dollar are translated at the rates ruling on the balance sheet date. All exchange differences arising on consolidation are dealt with in reserves.

Pension/Retirement benefit scheme

The pension costs/retirement benefit scheme contributions relating to the defined contribution scheme/mandatory provident fund scheme charged to the income statement represents contributions payable to the schemes by the Group at rates specified in the rules of the schemes. The amount of contributions payable to previous schemes in jurisdictions other than Hong Kong are charged to the income statement.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

4. TURNOVER

	2001	**2000**
	HK$'000	*HK$'000*
Sales of goods, net of returns and sales taxes	2,986,793	3,091,851
Publication of newspaper	132,311	9,818
Sales of properties	58,800	12,500
Hotel operation	50,518	38,469
Rental income	5,982	5,420
	3,234,404	3,158,058

The Group carries out its activities primarily in the People's Republic of China ("PRC") including Hong Kong, details of the analysis of the Group's turnover and contribution to results from operations by principal business segment and geographical market are set out in note 5.

5. SEGMENTAL INFORMATION

Business segments

For management purposes, the Group is currently organised into the following divisions. These divisions are the basis on which the Group reports its primary segment information.

An analysis of the Group's turnover and contribution to operating results and segmental assets and liabilities by business segments is as follows:

	Toll highway operation *HK$'000*	Tires *HK$'000*	Heavy industry *HK$'000*	Consumer goods *HK$'000*	Electronic products *HK$'000*	Pharma-ceutical products *HK$'000*	Property investment *HK$'000*	Hotel operation *HK$'000*	Newspaper publication *HK$'000* *(Note)*	Investment in securities and receivables *HK$'000*	Others *HK$'000*	Elimination *HK$'000*	Consolidated *HK$'000*
For the year ended 31st December, 2001													
REVENUE													
External sales	–	2,608,862	115,036	189,706	24,310	62,071	65,662	50,518	132,311	–	76,872	–	3,325,348
Inter-segment sales	–	–	–	–	–	–	1,685	–	–	–	2,193	(3,878)	–
Total revenue	–	2,608,862	115,036	189,706	24,310	62,071	67,347	50,518	132,311	–	79,065	(3,878)	3,325,348
RESULT													
Segment result	(360,272)	(128,124)	2,583	7,180	(6,998)	8,591	(138,553)	(18,125)	(31,663)	(206,741)	(2,782)		(874,904)
Unallocated corporate expenses													(104,018)
Finance costs													(81,462)
Interest income													71,725
Dividend income													5,509
Share of results of associates	–	–	–	–	–	(6,995)	–	–	(8,998)	–	(2,004)		(17,997)
Loss before taxation													(1,001,147)
Taxation													(5,982)
Loss before minority interests													(1,007,129)
Minority interests													408,399
Net loss for the year													(598,730)
Assets and liabilities at 31st December, 2001													
ASSETS													
Segment assets	841,836	2,704,852	124,177	111,669	20,933	185,625	602,285	208,102	–	1,037,962	96,889		5,934,330
Interest in associates	–	88,133	–	–	–	–	17,592	–	64,899	–	5,644		176,268
Unallocated total assets													143,978
Consolidated total assets													6,254,576
LIABILITIES													
Segment liabilities	(721,246)	(637,412)	(44,244)	(40,281)	(10,723)	(84,061)	(121,401)	(8,693)	–	–	(2,191)		(1,670,252)
Unallocated corporate liabilities													(1,039,952)
Consolidated total liabilities													(2,710,204)
Other information for the year ended 31st December, 2001													
Capital expenditure													
- Property, plant and equipment	273,565	118,195	4,191	11,167	34	114,393	21,508	–	41,383	–	1,000		585,436
- Properties under/held for development	–	–	–	–	–	–	8,392	–	–	–	–		8,392
- Investment properties	–	–	–	–	–	–	96,510	–	–	–	–		96,510
Depreciation and amortisation	–	110,796	4,346	7,594	837	1,079	1,792	–	18,165	–	1,794		146,403
Impairment and revaluation loss	360,272	90,524	–	–	–	–	123,108	25,000	–	50,413	17,592		666,909
Other non-cash expenses	–	84,972	–	–	–	–	–	–	–	139,972	–		224,944

Inter-segment revenue are charged at market rates.

	Toll highway operation HK$'000	Tires HK$'000	Heavy industry HK$'000	Consumer goods HK$'000	Electronic products HK$'000	Pharma-ceutical products HK$'000	Property investment HK$'000	Hotel operation HK$'000	Newspaper publication HK$'000 (Note)	Investment in securities and receivables HK$'000	Others HK$'000	Elimination HK$'000	Consolidated HK$'000
For the year ended 31st December, 2000													
REVENUE													
External sales	–	2,680,155	107,965	209,246	92,797	30,241	19,676	38,469	9,818	–	58,841	–	3,247,208
Inter-segment sales	–	–	–	–	–	–	–	–	–	–	2,519	(2,519)	–
Total revenue	–	2,680,155	107,965	209,246	92,797	30,241	19,676	38,469	9,818	–	61,360	(2,519)	3,247,208
RESULT													
Segment result	–	(35,382)	(19,572)	5,467	(73)	30,241	2,743	(4,191)	(7,626)	(765,356)	12,993		(780,756)
Unallocated corporate expenses													(52,716)
Finance costs													(88,487)
Interest income													114,714
Dividend income													6,509
Share of results of associates	–	–	–	–	–	–	–	–	–	6,968	(19,115)		(12,147)
Loss before taxation													(812,883)
Taxation													(6,608)
Loss before minority interests													(819,491)
Minority interests													88,809
Net loss for the year													(730,682)
Assets and liabilities at 31st December, 2000													
ASSETS													
Segment assets	1,101,600	3,049,173	51,009	175,658	55,113	–	699,072	233,261	163,644	948,731	165,884		6,643,145
Interest in associates	–	89,889	–	–	–	–	–	–	–	–	25,863		115,752
Unallocated total assets													973,437
Consolidated total assets													7,732,334
LIABILITIES													
Segment liabilities	(638,906)	(742,576)	(51,651)	(61,970)	(15,973)	–	(194,552)	(21,722)	(44,295)	–	(10,186)		(1,781,831)
Unallocated corporate liabilities													(1,401,273)
Consolidated total liabilities													(3,183,104)
Other information for the year ended 31st December, 2000													
Capital expenditure													
- Property, plant and equipment	873,273	65,086	32,352	8,609	3,302	–	458,205	225,000	–	–	2,116		1,667,943
- Properties under/held for development	–	–	–	–	–	–	200,410	–	–	–	–		200,410
- Investment properties	–	–	–	–	–	–	71,818	–	–	–	–		71,818
- Intangible assets	–	–	–	–	–	–	–	–	107,656	–	–		107,656
Depreciation and amortisation	–	79,441	18,227	8,420	3,426	–	1,430	–	448	–	–		111,392
Impairment loss	–	42,277	–	–	–	–	–	–	–	46,000	26,724		115,001
Other non-cash expenses	–	11,382	–	–	–	–	–	–	–	482,656	–		494,038

Inter-segment revenue are charged at market rates.

Note:

In December 2001, the Group's interest in Actiwater Resources Limited ("Actiwater"), which is mainly engaged in newspaper publishing, was disposed of to Sing Pao Media Group Limited ("Sing Pao Media", formerly STAREASTnet.com Corporation). The gain on disposal of Actiwater was approximately HK$93,806,000.

Upon the completion of the disposal, the Group held approximately 27.97% interest in Sing Pao Media and the business segment of newspaper publishing was regarded as discontinued operation in 2001.

Geographical Segments

The following provides an analysis of the Group's turnover by geographic market, irrespective of the origin of the goods/services:

	Turnover		Contribution to loss from operations	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
PRC, other than Hong Kong	3,006,346	3,144,185	(168,095)	(55,713)
Hong Kong	228,058	13,873	(673,894)	(647,819)
Overseas	—	—	(59,699)	(8,717)
	3,234,404	3,158,058	(901,688)	(712,249)
Finance costs			(81,462)	(88,487)
Share of results of associates			(17,997)	(12,147)
Loss before taxation			(1,001,147)	(812,883)

The following is an analysis of the carrying amount of segment assets, and capital additions analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Capital additions	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
PRC, other than Hong Kong	4,799,836	5,554,164	676,251	1,937,167
Hong Kong	1,052,700	1,614,158	14,087	110,660
Overseas	402,040	564,012	—	—
	6,254,576	7,732,334	690,338	2,047,827

6. OTHER REVENUE

	2001	2000
	HK$'000	*HK$'000*
Net gain on disposal/dilution of interest in subsidiaries/business (note a)	26,057	16,892
Add: Goodwill previously credited to reserves	25,262	3,958
Exchange reserve realised	650	691
Non-distributable reserves realised	11,078	3,151
	63,047	24,692
Gain on disposal/dilution of interest in associates (note b)	—	15,436
Add/(Less): Goodwill previously written off against reserves	—	(3,751)
Exchange reserve realised	—	2,735
Non-distributable reserves realised	—	557
	—	14,977
Interest income	71,725	114,714
Dividend income from listed investments	5,509	6,509
Write-back of allowance for bad debts	10,390	9,754
Others	17,507	39,727
	168,178	210,373

Notes:

(a) The net gain on disposal/dilution of interest in subsidiaries/business in 2001 comprises (i) the gain on disposal of the Group's interest in Actiwater of approximately HK$93,806,000; disposal of Gold Brilliant Limited of approximately HK$3,309,000 and disposal of other subsidiaries of HK$16,035,000 and (ii) the net loss on disposal of the Group's interest in Dalian C.S.I. Metal Containers Co., Ltd of approximately HK$8,812,000; Ningbo Zhonghua Electronics Co., Ltd of approximately HK$255,000; dilution of the Group's interest in China Land Group Limited ("China Land") of approximately HK$30,038,000 and the loss on disposal of certain business in Double Happiness Tyre Industries Corporation Limited of approximately HK$10,998,000.

The net gain on disposal/dilution/partial disposal of the interest in subsidiaries in 2000 comprised (i) the net gain on disposal of the Group's interest in China Estate (Holdings) Limited of HK$12,444,000; Yantai C.S.I. Pharmaceutical Company Limited of HK$30,241,000; and partial disposal of other subsidiaries of HK$5,036,000; and (ii) the net loss on disposal of the Group's interest in Wuxi C.S.I. Mechanical and Electrical Equipment Company Limited of HK$5,673,000 and Ningbo C.S.I. Power & Machinery Group Company Limited of HK$17,356,000.

(b) The net gain on disposal/dilution of interest in associates in 2000 comprised (i) loss on disposal of the Group's interest in China Packaging Equipment (H.K.) Company Limited of HK$2,488,000; (ii) the net gain on dilution of the Group's interest in Asia Fiber Holdings Limited of HK$7,407,000; and (iii) the net gain on dilution of the Group's interest in Pacificnet.com, Inc. ("Pacificnet" formerly known as Creative Master International, Inc.) of HK$10,058,000.

7. OTHER EXPENSES

	2001	2000
	HK$'000	*HK$'000*
Impairment and revaluation loss on (note a):		
— toll highway	360,272	—
— properties under construction	63,257	—
— construction in progress (note b)	61,493	—
— hotel property	25,000	—
— machinery and equipment	17,863	—
— motor vehicles	1,156	—
	529,041	—
— properties under/held for development	28,793	—
— properties held for sale	11,081	—
— investment properties	19,977	—
— goodwill of subsidiaries and associates	14,005	26,724
— interest of an associate	3,587	—
Unrealised holding loss on investments in securities	139,972	482,656
Allowance for bad and doubtful debts	84,972	11,382
Loss on disposal of investments in securities	15,182	260,946
Loss on disposal of property, plant and equipment	2,827	—
Impairment loss recognised in respect of inventories	10,012	42,277
Impairment loss recognised in respect of loan and interest receivables	50,413	46,000
	909,862	869,985

Notes:

(a) During the year, the directors of the Group reviewed the carrying amount of the property interests of the Group in light of the current market condition, and with reference to the valuation report made by independent firms of professional property valuers, the directors identified impairment and revaluation loss on the property held by the Group. Accordingly, the impairment and revaluation loss has been recognised in the consolidated income statement for the year. Details of these are set out in notes 14, 15 and 16 to the financial statements.

(b) Since 1993, one of the Company's subsidiaries, Double Happiness Tyre Industries Corporation Limited ("DH") has undertaken the construction of a radial tire factory (the "Project"). In 1995, the Project was temporarily suspended and the total costs incurred for the Project up to 31st December, 2000 were approximately RMB257,844,000 (equivalent to approximately HK$242,107,000). These costs have been included in construction in progress. Managements of DH and its immediate holding company, China Enterprises Limited ("China Enterprises", formerly China Tire e-commerce.com Limited and China Tire Holdings Limited) are in the process of formulating and compromising on a financing plan for the Project. A major reassessment on the capacity and technical specifications for the facility was carried out in 1999 and an appraisal ("the Appraisal") of the replacement costs of the facilities was also conducted by a third party PRC asset appraiser based on an assumption that the construction of the Project will be resumed. In the absence of a definite financing plan, the directors of China Enterprises also performed an assessment ("the Assessment") of the value of the assets of the Project as at 31st December, 1999.

Based on the results of the Appraisal and the Assessment, an aggregate potential impairment loss provision was made to write down the carrying value of the assets of the Project by approximately RMB122,400,000 (equivalent to HK$114,887,000) during the year ended 31st December 1999.

A further assessment ("Second Assessment") on the assets of the Project was performed and a valuation of the fair market value of the assets was conducted by American Appraisal Hongkong Limited, an independent firm of professional valuer. Based on the results of the Second Assessment, the directors considered no further provision is required for the carrying value of the assets of the Project for the year ended 31st December 2000.

As at 31st December, 2001, management of DH and China Enterprises have reviewed the carrying amount of the Project with reference to its estimated selling price. An impairment loss of HK$61,493,000, representing the difference between the estimated selling price and the carrying amount of the Project, has been identified and has been recognised in the consolidated income statement.

8. LOSS FROM OPERATIONS

	2001	2000
	HK$'000	*HK$'000*
Loss from operations has been arrived at after charging:		
Staff costs		
— directors remuneration (note 9(a))	2,696	10,593
— other staff costs (note 9(b))	302,566	304,254
— retirement benefits scheme contributions, excluding directors	37,050	38,750
Total staff costs	342,312	353,597
Less: amount capitalised in toll highway, properties under/held for development and properties under construction	(6,565)	—
	335,747	353,597
Auditors' remuneration		
Current year	6,521	5,908
Overprovision in prior year	(2,135)	(21)
Depreciation and amortisation of property, plant and equipment:		
— owned assets	140,967	110,944
— assets under hire purchase contracts	7	—
Less: amount capitalised in toll highway	(231)	—
	140,743	110,944
Amortisation of intangible asset included in administrative expenses	4,934	448
Amortisation of goodwill included in administrative expenses	495	—
Loss on disposal of property, plant and equipment	2,827	310
Loss on disposal of investment properties	50	—
and after crediting:		
Net rental income in respect of premises after outgoings of HK$28,000 (2000: HK$36,000)	11,886	11,406

9. DIRECTORS' AND EMPLOYEE REMUNERATION

(a) Directors' remuneration

	2001	2000
	HK$'000	*HK$'000*
Fees		
— Executive directors	—	7,398
— Non-executive directors	295	50
— Independent non-executive directors	216	345
	511	7,793
Other emoluments		
— Executive directors		
Salaries and other benefits	2,185	2,800
	2,696	10,593

The number of directors whose remuneration falls within the bands set out below is as follows:

HK$	2001 Number of directors	2000 Number of directors
Nil to 1,000,000	12	10
1,000,001 to 1,500,000	1	1
1,500,001 to 2,000,000	—	1
3,500,001 to 4,000,000	—	—
7,000,001 to 8,000,000	—	1
	13	13

During the year, no emoluments were paid by the Group to any director as an inducement to join or upon joining the Group or as compensation for loss of office.

(b) **Employees' remuneration**

The five highest paid individuals in the Group included two directors (2000: three directors) of the Company, details of whose remuneration are set out above. The aggregate remuneration of the remaining highest paid individuals, who are employees of the Group, is as follows:

	2001	**2000**
	HK$'000	*HK$'000*
Remuneration, salaries and other benefits	3,595	2,948

HK$	**2001 Number of employees**	**2000 Number of employees**
Nil to 1,000,000	1	—
1,000,001 to 1,500,000	2	1
1,500,001 to 2,000,000	—	1
	3	2

10. FINANCE COSTS

	2001	**2000**
	HK$'000	*HK$'000*
Interest on borrowings wholly repayable within five years:		
Bank borrowings	81,423	89,709
Other borrowings	198	51
Obligations under hire purchase contracts	9	—
	81,630	89,760
Interest on bank borrowings not wholly repayable within five years	39,605	26,728
	121,235	116,488
Less: Amount capitalised in toll highway	(39,773)	(28,001)
	81,462	88,487

11. TAXATION

	2001	2000
	HK$'000	*HK$'000*
The (credit) charge comprises:		
Hong Kong Profits Tax		
Overprovision in prior years	—	(183)
	—	(183)
Taxation in other jurisdictions	12,982	6,791
Overprovision in prior years	(7,000)	—
Taxation attributable to the Company and its subsidiaries	5,982	6,608

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. As the company's PRC subsidiaries are Sino-foreign joint venture enterprises, they are eligible for certain tax holidays and concessions. Accordingly, certain of the PRC subsidiaries were exempted from PRC income tax or subject to tax at reduced rates. PRC income tax is calculated at the applicable rates relevant to the PRC subsidiaries.

Details of deferred taxation are set out in note 33.

12. DIVIDEND

	2001	2000
	HK$'000	*HK$'000*
Final dividend in 1999 at HK$0.01 per ordinary share as a result of adoption of revised SSAP 9 described in note 2	—	46,098

13. LOSS PER SHARE

The calculation of the basic loss per share is based on the net loss for the year of HK$598,730,000 (2000: HK$730,682,000) and on the adjusted weighted average of 460,978,942 (2000: 459,375,955) ordinary shares in issue during the year, after adjustment for the effect of the consolidation of the Company's shares as set out in note 30.

No disclosure of the diluted loss per share has been calculated for both years as the exercise of the share options would result in a decrease in loss per share.

14. INVESTMENT PROPERTIES

	THE GROUP	
	2001	**2000**
	HK$'000	*HK$'000*
VALUATION		
At 1st January	71,818	51,954
Acquired on acquisition of subsidiaries	96,510	71,818
Eliminated on disposal of subsidiaries	(84,510)	(51,954)
Disposal	(14,500)	—
Deficit arising on revaluation	(19,977)	—
At 31st December	49,341	71,818

The Group's investments properties were revalued at 31st December, 2001 by CB Richard Ellis Limited and RHL Appraisal Limited, independent firms of professional property valuers, on an open market value basis. Deficit arising on the revaluation of HK$19,977,000 has been charged to the consolidated income statement.

The Group's investment properties are held for rental under operating leases.

The carrying value of the investment properties comprises:

	THE GROUP	
	2001	**2000**
	HK$'000	*HK$'000*
Properties held under medium-term leases in Hong Kong	12,000	14,500
Properties held under medium-term land use right in the PRC	37,341	57,318
	49,341	71,818

15. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings	Furniture and fixtures	Machinery and equipment	Motor vehicles	Properties under construction	Toll highway	Construction in progress	Hotel property	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP									
COST OR VALUATION									
At 1st January, 2001	485,396	19,779	1,073,381	44,511	385,832	897,273	196,906	225,000	3,328,078
Acquired on acquisition of subsidiaries	16,598	15,714	13,871	1,709	—	—	29,179	—	77,071
Additions	3,236	14,087	97,175	3,050	18,257	273,565	98,995	—	508,365
Transfer	119	—	168,918	3,825	—	—	(172,862)	—	—
Disposals	(1,370)	(4,733)	(12,416)	(5,743)	—	—	—	—	(24,262)
Deficit on revaluation	—	—	—	—	—	—	—	(25,000)	(25,000)
Disposal of subsidiaries	(47,829)	(17,862)	(206,950)	(6,414)	—	—	(238)	—	(279,293)
At 31st December, 2001	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	200,000	3,584,959
Comprising:									
At cost	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	—	3,384,959
At valuation	—	—	—	—	—	—	—	200,000	200,000
	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	200,000	3,584,959
DEPRECIATION AND AMORTISATION									
At 1st January, 2001	115,771	14,110	432,211	31,399	—	—	—	—	593,491
Provided for the year	22,532	4,294	110,404	3,744	—	—	—	—	140,974
Impairment loss	—	—	17,863	1,156	63,257	360,272	61,493	—	504,041
Eliminated on disposals	(448)	(3,946)	(8,138)	(3,085)	—	—	—	—	(15,617)
Eliminated on disposal of subsidiaries	(13,838)	(2,973)	(67,378)	(5,940)	—	—	—	—	(90,129)
At 31st December, 2001	124,017	11,485	484,962	27,274	63,257	360,272	61,493	—	1,132,760
NET BOOK VALUES									
At 31st December, 2001	332,133	15,500	649,017	13,664	340,832	810,566	90,487	200,000	2,452,199
At 31st December, 2000	369,625	5,669	641,170	13,112	385,832	897,273	196,906	225,000	2,734,587

(a) Toll highway represents the Group's interest in a toll highway under construction in Shenzhen ("Shenzhen Highway"). In view of the fact that the toll rates approved by relevant PRC government authorities were lower than their budgeted rates, the Group has recognised impairment loss with reference to the valuation made by Grant Sherman Appraisal Limited, an independent firm of professional property valuers under a discounted cash flow method, using a discount rate of 20% and taking into consideration the expected future cost to complete the Shenzhen Highway and of the traffic projections and studies conducted by Scott Wilson (Hong Kong) Limited, an independent traffic consultant of the Shenzhen Highway. An impairment loss of

approximately HK$360,272,000 has been identified which has been recognised in the consolidated income statement in the current year. A subsidiary of the Company has been granted the right to operate and manage the Shenzhen Highway for a period of 25 years up to 30th November, 2022.

(b) The Group's hotel property was revalued at 31st December, 2001 by CB Richard Ellis Limited, an independent firm of professional property valuers, on an open market value basis.

The hotel property is situated in the PRC, other than Hong Kong, is held under medium-term land use right. The Group has been granted the right to operate and manage the hotel for a period from January 1987 to January 2017, and subject to certain conditions to be fulfilled, the operating period may be extended for a further period of 20 years.

(c) The properties under construction are situated in the PRC, other than Hong Kong, and are held under medium-term land use right. In view of the market condition, the Group has recognised an impairment loss with reference to the valuation made by CB Richard Ellis Limited, an independent firm of professional property valuers, on an open market basis. An impairment loss of approximately HK$63,257,000 has been identified which has been recognised in the consolidated income statement in the current year.

(d) The Group reviewed the carrying amount of machinery and equipment and motor vehicles using the estimated selling prices of the machinery and equipment and motor vehicles in the proposed agreement entered into between the Group and the potential purchaser. An impairment loss of approximately HK$19,019,000 representing the difference between the estimated selling prices and the carrying amount was identified which has been recognised in the consolidated income statement.

(e) At 31st December, 2001, included in net book value of toll highway is interest capitalised of HK$77,719,000 (2000: HK$37,946,000).

	Land and buildings	Furniture and fixtures	Machinery and equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE COMPANY					
COST					
At 1st January, 2001	6,824	2,511	3,274	—	12,609
Additions	—	71	231	541	843
Disposals	—	(922)	(1,862)	—	(2,784)
At 31st December, 2001	6,824	1,660	1,643	541	10,668
DEPRECIATION					
At 1st January, 2001	191	983	2,775	—	3,949
Provided for the year	170	308	208	68	754
Eliminated on disposals	—	(920)	(1,837)	—	(2,757)
At 31st December, 2001	361	371	1,146	68	1,946
NET BOOK VALUES					
At 31st December, 2001	6,463	1,289	497	473	8,722
At 31st December, 2000	6,633	1,528	499	—	8,660

The net book value of the land and buildings shown above comprises:

	THE GROUP		THE COMPANY	
	2001	**2000**	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Properties held under medium-term land use rights in the PRC, other than Hong Kong	332,133	369,625	6,463	6,633

The net book value of motor vehicle as at 31st December, 2001 included an amount of approximately HK$263,000 in respect of assets held under hire purchase contracts. No assets were held under hire purchase contracts as at 31st December, 2000.

16. PROPERTIES UNDER/HELD FOR DEVELOPMENT

	THE GROUP	
	2001	**2000**
	HK$'000	*HK$'000*
COST		
At 1st January	157,401	—
Acquired on acquisition of a subsidiaries	—	173,869
Development costs incurred during the year	8,392	26,541
Impairment loss	(28,793)	—
Transfer to properties held for sale	—	(43,009)
At 31st December	137,000	157,401

Comprising:

	2001	**2000**
	HK$'000	*HK$'000*
Properties held under medium-term land use rights in the PRC, other than Hong Kong	111,000	131,086
Properties held under long-term land use rights in the PRC, other than Hong Kong	26,000	26,315
	137,000	157,401

Included above is the Group's interest in development projects of the Hong Kong Macau Square under medium-term land use right in Huizhou and of Lang De Dong under long-term land use rights in Taishan. In view of the market condition, the Group has made impairment losses, with reference to the valuation made by CB Richard Ellis Limited and RHL Appraisal Limited, both of which are independent firms of professional property valuers, on an open market basis. An impairment loss of approximately HK$28,793,000 has been identified which has been recognised in the consolidated income statement in the current year.

17. PAYMENT FOR ACQUISITION OF LAND DEVELOPMENT RIGHT

THE GROUP AND THE COMPANY

During the year, an agreement was entered into between the Company and 北京市順義區李橋鎮人民政府 (the "People's Government of Li Qiao Town") for the joint development project of a piece of land which is adjacent to the eastern side of Beijing Capital Airport, the PRC, under which the Company agreed to make an aggregate payment of approximately HK$216,981,000 (equivalent to RMB230,000,000) to the People's Government of Li Qiao Town for the land development right of the project.

As at 31st December, 2001, a partial payment of approximately HK$2,727,000 (equivalent to RMB3,000,000) was paid by the Company.

18. INTANGIBLE ASSET

	THE GROUP	
	2001	**2000**
	HK$'000	*HK$'000*
COST		
At 1st January	107,656	—
Addition	—	107,656
Eliminated on disposal of subsidiary	(107,656)	—
At 31st December	—	107,656
AMORTISATION		
At 1st January	448	—
Provided for the year	4,934	448
Eliminated on disposal of subsidiary	(5,382)	—
At 31st December	—	448
NET BOOK VALUES		
At 31st December	—	107,208

The intangible asset represents the rights to publish newspaper under the trademarks and tradenames of "Sing Pao" and was amortised over a period of 20 years.

19. GOODWILL

	THE GROUP
	HK$'000
COST	
Arising on acquisition of subsidiaries during the year	53,112
Eliminated on disposal of subsidiaries	(19,909)
At 31st December, 2001	33,203
AMORTISATION	
Provided for the year and at 31st December, 2001	495
NET BOOK VALUES	
At 31st December, 2001	32,708
At 31st December, 2000	—

Goodwill is amortised on a straight line basis and the amortisation period for goodwill is 20 years.

20. INVESTMENTS IN SUBSIDIARIES/RECEIVABLES DUE FROM SUBSIDIARIES/PAYABLES DUE TO SUBSIDIARIES

	2001	2000
	HK$'000	*HK$'000*
Investments in subsidiaries		
Shares listed overseas, at cost	228,703	228,703
Unlisted shares, at cost	100,483	99,486
	329,186	328,189
Market value of listed shares	23,868	56,935
Receivables due from subsidiaries		
Amounts due from subsidiaries	3,598,640	3,051,781
Less: Impairment loss recognised	(2,083,185)	(871,870)
	1,515,455	2,179,911
Payables due to subsidiaries		
Amounts due to subsidiaries	709,918	866,109

The receivables due from and payables due to subsidiaries are unsecured, non-interest bearing and have no fixed terms of repayment.

During the year, the directors of the Company reviewed the carrying amount of the interests in subsidiaries of the Company in light of the current market condition, the directors identified impairment and revaluation losses on properties and unrealised loss on other investment held by the subsidiaries with reference to professional valuation report and market value of shares an impairment loss of approximately HK$1,211 million has been identified in respect of the receivables due from subsidiaries. Accordingly, the whole amount has been recognised in the income statement as impairment losses for the year.

Particulars of the principal subsidiaries at 31st December, 2001 are as follows:

Name of subsidiary	Place of incorporation/ registration and operation	Issued and fully paid ordinary share capital/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the company		Principal activities
			Directly	Indirectly	
			%	%	
Australia Net.Com Limited ("Australia Net.Com")	Australia (note a)	A$31,184,116	—	57.26 (note a)	Investment holding
China Land	Bermuda (note b)	US$27,248,386	—	65.56 (note b)	Investment holding
China Pharmaceutical Industrial Limited	Hong Kong	HK$2	—	57.26	Investment holding
China Enterprises	Bermuda (note c)	Supervoting Common Stock US$30,000 Common Stock US$60,173	33.27 (note c)	24.84 (note c)	Investment holding
DH (note f)	PRC	RMB280,684,311	—	55 (note c)	Inactive
Dazhai C.S.I. Cement Co., Ltd. (note f)	PRC	RMB17,000,000	51	—	Manufacture of cement
Rosedale Hotel Guangzhou Co., Ltd. (formerly known as Guangzhou Jiang Nan Hotel Co., Ltd.) (note e)	PRC	HK$89,700,000	—	81	Hotel operation
Guang Zhou Jiang Nan Property Co., Ltd. (note e)	PRC	HK$68,000,000	—	75	Property development
Hangzhou Zhongce Rubber Company Limited ("Hangzhou Rubber") (note f)	PRC	RMB469,748,777	—	51 (note c)	Manufacture of tires
Huizhou World Express Property Ltd. (note e)	PRC	HK$109,200,000	—	70	Property development

Name of subsidiary	Place of incorporation/ registration and operation	Issued and fully paid ordinary share capital/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the company Directly	Indirectly	Principal activities
			%	%	
Ningbo Zhonghua Taifeng Food Co., Ltd. (note f)	PRC	RMB89,004,566	—	51	Production of flour, monosodium glutamate and related food products
Shenzhen Longchen Xinyuan Industrial Co., Ltd ("Longchen Xinyuan") (note f)	PRC	RMB100,000,000	—	60	Construction and operation of toll highway
Shenzhen SEZ Development Centre Co., Ltd. (note e)	PRC	HK$290,000,000	—	86	Development, holding and trading of properties
Tung Fong Hung Investment Limited ("Tung Fong Hung") (note d)	British Virgin Islands	US$10,000	—	100	Manufacture and trading of Chinese and western pharmaceutical products
Yantai C.S.I. Rubber Co., Limited (note f)	PRC	RMB60,000,000	—	51 (note c)	Manufacture of tires
Yinchuan C.S.I. (Greatwall) Rubber Co., Ltd. (note f)	PRC	RMB667,833,000	—	51 (note c)	Manufacture of tires

Notes:

a. Australia Net.Com operates both in Australia and Hong Kong and its shares are listed on the Australian Stock Exchange. Australia Net.Com and its subsidiaries are mainly engaged in the investment holding activities.

b. China Land operates in the PRC and Hong Kong and its shares are listed on the Hong Kong Stock Exchange.

c. China Enterprises operates in the PRC and its shares are listed on the New York Stock Exchange. The Group holds a 55.2% effective equity interest and an 88.8% voting interest in China Enterprises. China Enterprises is a holding company which owns a majority stake in DH, Hangzhou Rubber, Yantai C.S.I. Rubber Co., Limited and Yinchuan C.S.I. (Greatwall) Rubber Co., Ltd. at 31st December, 2001.

d. Tung Fong Hung operates in Hong Kong.

e. This is a PRC Sino-foreign co-operative joint venture.

f. This is a PRC Sino-foreign equity joint venture.

None of the subsidiaries had any loan capital subsisting at the end of the year or at any time during the year.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

21. INTEREST IN ASSOCIATES/RECEIVABLES DUE FROM ASSOCIATES/PAYABLES DUE TO ASSOCIATES

	THE GROUP		THE COMPANY	
	2001	**2000**	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Interest in associates				
Share of net assets	156,132	115,752	—	—
Goodwill	20,136	—	—	—
Unlisted shares, at cost	—	—	2	2
	176,268	115,752	2	2
Receivables due from associates				
Amounts due from associates	13,517	5,323	473	1,083
Payables due to associates				
Amounts due to associates	9,625	—	—	—

The amounts due from/to associates are unsecured, non-interest bearing and repayable on demand.

The amount of HK$20,136,000 mainly represented goodwill arising on acquisition of Sing Pao Media in December, 2001.

Particulars of the principal associates at 31st December, 2001 are as follows:

Name of associate	Place of incorporation/ registration	Place of operation	Proportion of nominal value of issued share capital/registered capital held indirectly by the Company %	Principal activities
Hangzhou Zhongce Land Co., Ltd.	PRC	PRC	50	Property development and investment
Hangzhou Sunrise Rubber Co., Ltd. ("Sunrise")	PRC	PRC	49.2	Manufacture of tire
Pacificnet	Delaware, United States of America	Hong Kong and Singapore	29.52	Development, marketing and supporting full services of business to business e-commerce solutions
Sing Pao Media	Cayman Islands	Hong Kong	27.97	Media and publishing business "Sing Pao Daily News" and "Wide Angle Magazine", provision of multimedia entertainment and life-style information to the Chinese community worldwide

In 1998, the Group invested in Sunrise through Hangzhou Rubber for a total investment and registered capital of US$29,980,000. The investment commitment was satisfied by the contribution of a radial tire factory under construction. The radial tire factory commenced operations during the year.

During the year, the entire interest in Actiwater was disposed of to Sing Pao Media at a consideration satisfied both by cash and shares issued in Sing Pao Media. Following the completion of the disposal, the Group held approximately 27.97% interest in Actiwater.

The above table lists the associates of the Group which, in the opinion of the directors, constituted a substantial portion of the share of results or of net assets of the associates. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

22. RECEIVABLES

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Loan and interest receivables (note a)				
— secured	270,474	—	—	—
— unsecured	189,039	50,000	41,457	31,153
Receivables due from related companies (note b)	534	—	28	—
Receivables due from PRC entities (note c)	—	65,212	—	—
	460,047	115,212	41,485	31,153
Less: Impairment loss recognised	(50,413)	(46,000)	—	—
	409,634	69,212	41,485	31,153
Less: Amounts due within one year and shown under current assets	(107,195)	(50,217)	(16,239)	(4,673)
Amounts due after one year	302,439	18,995	25,246	26,480

Notes:

(a) Included in secured loan and interest receivables of approximately HK$123,491,000 and HK$110,583,000 were due from Danwei Limited ("Danwei") and Lucklong Venture Limited ("Lucklong") respectively. Mr. Lau Ko Yuen, Tom, alternate director to Ms. Chau Mei Wah, Rosanna of the Group, is a director of the ultimate holding company of Danwei and Lucklong. In addition, Ms. Chau Mei Wah, Rosanna, director of the Company, is also a director of Danwei and Lucklong. Shares of certain property holding companies held by Danwei and Lucklong were pledged to the Group as securities to the loans.

Included in unsecured loan and interest receivables were amounts of approximately HK$51,701,000 (2000: Nil) due from investees of the Group and of approximately HK$45,183,000 (2000: HK$34,000,000) advanced to China Development Corporation Limited, a former associate of the Group.

All the loan receivables carry interest at the prevailing market rate.

(b) Details of the receivables due from related companies are as follows:

	THE GROUP		THE COMPANY	
	2001	**2000**	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Paul Y. - ITC Management Limited	24	—	—	—
Star East Bob Limited	160	—	—	—
Star East Management Services Limited	157	—	—	—
Rosedale Hotel Management Limited	113	—	—	—
Star East Holdings Limited	80	—	28	—
	534	—	28	—

The amounts are unsecured, non-interest bearing and repayable on demand.

Paul Y. - ITC Management Limited and Rosedale Hotel Management Limited are wholly owned subsidiaries of substantial shareholders of the Company.

Star East Management Services Limited and Star East Bob Limited are the subsidiaries of Star East Holdings Limited, in which certain directors of the Company have beneficial interest.

Star East Holdings Limited is a company, in which certain directors of the Company have beneficial interest.

(c) Receivables from PRC entities as at 31st December, 2000 consisted primarily of a loan to a former joint venture partner and was fully settled during the year.

23. INVESTMENTS IN SECURITIES

	THE GROUP		THE COMPANY	
	Other investments		Other investments	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Equity securities:				
Listed	261,403	316,375	—	—
Unlisted	73,279	187,225	18,692	18,692
	334,682	503,600	18,692	18,692
Debt securities:				
Listed	—	209,459	—	—
Unlisted	177,188	110,400	—	—
	177,188	319,859	—	—
Club debenture	1,538	1,538	825	825
Total	513,408	824,997	19,517	19,517

	THE GROUP		THE COMPANY	
	Other investments		Other investments	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Total and reported as:				
Listed				
Hong Kong	214,248	207,671	—	—
Elsewhere	47,155	318,163	—	—
Unlisted	252,005	299,163	19,517	19,517
	513,408	824,997	19,517	19,517
Classified under				
Current	40,000	67,800	—	—
Non-current	473,408	757,197	19,517	19,517
	513,408	824,997	19,517	19,517
Market value of listed securities	261,403	525,834	—	—

The carrying value of listed securities in Hong Kong at 31st December, 2001 included an amount of HK$71,005,500 and HK$60,834,000 (2000: HK$Nil and HK$74,178,000) representing 9.16% and 10% (2000: Nil and 10.01%) interest in Panva Gas Holdings Limited ("Panva Gas") and Ming Pao Enterprises Corporation Limited ("Ming Pao"), respectively. Panva Gas and Ming Pao are incorporated in Cayman Islands and Bermuda respectively and both are listed on the Hong Kong Stock Exchange.

The carrying value of the overseas listed debt securities at 31st December, 2000 represented PCCW convertible bonds ("PCCW Bond"). The PCCW Bond is guaranteed by PCCW, carries interest at 3.5% per annum, matures on 5th December, 2005 and will be redeemed at 120.12 per cent of the principal amount together with accrued interest.

Unless previously redeemed or purchased and cancelled, the PCCW Bond entitles the holders at any time after 5th January, 2001 up to 21st November, 2005 to convert the PCCW Bond into shares of PCCW at an initial conversion price of US$1.0083 per share (equivalent to approximately HK$7.865 per share), subject to adjustment.

The PCCW Bond were fully disposed of during the year.

The carrying value of the unlisted debt securities at 31st December, 2001 included an investment of HK$52,585,000 in convertible bond ("G-Prop Bond") issued by G-Prop (Holdings) Limited, a company listed on the Hong Kong Stock Exchange. The G-Prop Bond is non-interest bearing and is due to redeem on 10th December, 2004 at HK$57,000,000. It entitled the holders at any time after 10th December, 2001 and up to 10th December, 2004 to convert the G-Prop Bond into shares in G-Prop (Holdings) Limited at a conversion price of HK$0.28 per share (subject to adjustment).

The carrying value of G-Prop Bond at 31st December, 2000 of HK$50,400,000 carried interest of 7.5% per annum and was fully redeemed by G-Prop (Holdings) Limited during the year.

The carrying value of the unlisted debt securities at 31st December, 2001 also included promissory note of HK$40,000,000 (2000: HK$60,000,000) to a third party carries interest at prevailing market rate per annum, and secured by shares in China Development Corporation Limited, a company listed on the Stock Exchange of Hong Kong.

24. LOANS FROM/TO MINORITY SHAREHOLDERS

THE GROUP

The amounts are unsecured, non-interest bearing and will not be repaid within one year and are therefore shown as non-current.

25. PROPERTIES HELD FOR SALE

THE GROUP

Properties held for sale were carried at net realisable value.

In respect of properties held for sale with a carrying amount of approximately HK$28,000,000, the transfer of title to the land use right and property ownership has not yet been completed at the balance sheet date. The Group has paid the full amount of the consideration in accordance with the sale and purchase agreement and in the opinion of the directors, such transfer will be completed in due course.

With reference to the valuation made by CB Richard Ellis Limited and RHL Appraisal Limited, both are independent firms of professional property valuers, on an open market basis. An impairment loss of approximately HK$11,081,000 has been identified which has been recognised in the consolidated income statement in the current year.

26. INVENTORIES

	THE GROUP	
	2001	**2000**
	HK$'000	*HK$'000*
Raw materials	312,952	268,242
Work in progress	19,007	30,842
Finished goods	458,329	570,249
	790,288	869,333

Included above are raw materials of HK$312,952,000 (2000: HK$268,242,000), work in progress of HK$19,007,000 (2000: HK$30,842,000) and finished goods of HK$458,329,000 (2000: HK$568,099,000) which are carried at their net realisable value.

The cost of inventories recognised as an expense during the year was approximately HK$2,771,566,000 (2000: HK$2,751,170,000).

27. TRADE DEBTORS

The Group allows its trade customers with credit period normally ranging from 90 days to 180 days. The aged analysis of the trade debtors at the balance sheet date is as follows:

	THE GROUP	
	2001	**2000**
	HK$'000	*HK$'000*
0-90 days	330,169	323,133
90-180 days	93,564	244,787
Over 180 days	57,291	99,897
	481,024	667,817

28. CREDITORS AND ACCRUED CHARGES

Included in creditors and accrued charges are creditors with the following aged analysis:

	THE GROUP	
	2001	**2000**
	HK$'000	*HK$'000*
0-90 days	278,148	322,077
90-180 days	43,876	82,623
Over 180 days	75,570	96,901
	397,594	501,601
Add: Accrued charges	34,291	172,965
	431,885	674,566

29. PAYABLES DUE TO RELATED COMPANIES

Details of the payables due to related companies are as follows:

		THE GROUP		THE COMPANY	
	Notes	**2001**	**2000**	**2001**	**2000**
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Mass Success International Limited	(i)	594	—	594	—
Hanny Magnetics Limited	(i)	1,234	—	151	—
ITC Management Limited	(ii)	29,539	—	328	—
Paul Y. - ITC Management Limited	(i)	127	—	—	—
Paul Y. - ITC Construction Company Limited	(i)	3,634	—	—	—
Tai Shan Paul Y. Construction Co., Ltd.	(i)	1,364	—	—	—
		36,492	—	1,073	—

Included in the amounts were payables due to Hanny Magnetics Limited and ITC Management Limited of HK$1,083,000 and HK$26,267,000 respectively, which carry interest at prevailing market rate. The remaining amounts are unsecured, non-interest bearing and repayable on demand.

Notes:

(i) The companies are wholly-owned subsidiaries of substantial shareholders of the Company.

(ii) ITC Management Limited is a wholly owned subsidiary of ITC Corporation Limited, shareholder of the Company's substantial shareholder.

30. SHARE CAPITAL

	Notes	Number of shares	Value *HK$'000*
Authorised:			
Ordinary shares of HK$0.10 each at 31st December, 2000 and 1st January, 2001		8,000,000,000	800,000
Consolidation of shares	(b)	(7,200,000,000)	—
Ordinary shares of HK$1.00 each		800,000,000	800,000
Adjustment of nominal value	(b)	—	(720,000)
Ordinary shares of HK$0.10 each		800,000,000	80,000
Additions	(b)	7,200,000,000	720,000
Ordinary shares of HK$0.10 each at 31st December, 2001		8,000,000,000	800,000
Issued and fully paid:			
Ordinary shares of HK$0.10 each at 1st January, 2000		4,480,289,420	448,029
Exercise of share options	(a)	129,500,000	12,950
Ordinary shares of HK$0.10 each at 1st January, 2001		4,609,789,420	460,979
Consolidation of shares	(b)	(4,148,810,478)	—
Ordinary shares of HK$1.00 each		460,978,942	460,979
Adjustment of nominal value	(b)	—	(414,881)
Ordinary shares of HK$0.10 each at 31st December, 2001		460,978,942	46,098

Notes:

(a) During the year ended 31st December, 2000, the Company issued and allotted 47,000,000, 32,500,000 and 50,000,000 shares of HK$0.10 each in the Company for cash at HK$0.3, HK$0.344 and HK$0.405 per share respectively as a result of the exercise of share options. The shares issued rank pari passu with the then existing shares in issue in all respects.

(b) Pursuant to resolutions passed by the shareholders of the Company in an extraordinary general meeting held on 18th June, 2001, the Company carried out the following capital reorganisation ("Capital Reorganisation"):

— Every ten ordinary shares of HK$0.10 each in the issued and unissued share capital of the Company were consolidated into one ordinary share of HK$1.00 each ("Consolidated Share") ("Share Consolidation");

— Immediately following the Share Consolidation, the nominal value of the issued and unissued Consolidated Shares was reduced from HK$1.00 to HK$0.10 each ("Capital Reduction");

— The credit of approximately HK$415 million arisen as a result of the Capital Reduction was credited to the special capital reserve account of the Company;

— Upon the Capital Reduction becoming effective, the authorised capital of the Company was increased from HK$80,000,000 to HK$800,000,000 by the creation of an additional 7,200,000,000 ordinary shares of HK$0.10 each.

Details of the Capital Reorganisation were set out in the circular to the Company's shareholders dated 23rd May, 2001 and were approved by the High Court of the Hong Kong Special Administrative Region on 31st July, 2001.

31. SHARE OPTIONS

THE COMPANY

At 31st December, 2001, the options to subscribe for shares were outstanding under the Company's share option scheme are as follows:

Exercisable period	Exercise price	Outstanding at 31.12.2001
	HK$	
21.7.1998 to 20.7.2002	6.060	36,750
12.01.2000 to 11.01.2005	3.440	50,000
14.02.2000 to 13.02.2005	4.050	290,000
		376,750

SUBSIDIARY

China Enterprises

At 31st December, 2001, the options to subscribe for shares were outstanding under the share option scheme of China Enterprises are as follows:

Exercisable period	Exercise price	Outstanding at 31.12.2001
	US$	
3.2.2000 to 2.2.2010	9.9375	20,000

China Land

No options under the share option scheme were granted or exercised during the year and no options were outstanding as at 31st December, 2001.

32. RESERVES

	Share premium	Special capital reserve	Capital redemption reserve	Goodwill on consolidation	Exchange reserve	Other non-distributable reserves	Retained profits (deficit)	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP								
At 1st January, 2000								
— as originally reported	1,844,149	—	233	30,693	16,844	34,368	1,002,159	2,928,446
— Prior period adjustment (note 2)	—	—	—	—	—	—	46,098	46,098
As restated	1,844,149	—	233	30,693	16,844	34,368	1,048,257	2,974,544
Exchange adjustment	—	—	—	—	(1,223)	—	—	(1,223)
Premium on issue of shares	32,580	—	—	—	—	—	—	32,580
Arising on acquisition of interests in subsidiaries and associates	—	—	—	157,581	—	—	—	157,581
Impairment loss of goodwill of an associate	—	—	—	26,724	—	—	—	26,724
Realised on disposal of interest in subsidiaries	—	—	—	(3,958)	(691)	(3,151)	—	(7,800)
Realised on disposal/dilution of interest in associates	—	—	—	3,751	(2,735)	(557)	—	459
Share of net reserves movement of associates	—	—	—	(12,097)	(7,317)	2,204	—	(17,210)
Appropriated from retained profits	—	—	—	—	—	1,539	(1,539)	—
Net loss for the year	—	—	—	—	—	—	(730,682)	(730,682)
Dividend (note 2)	—	—	—	—	—	—	(46,098)	(46,098)
At 31st December, 2000	1,876,729	—	233	202,694	4,878	34,403	269,938	2,388,875
Exchange adjustment	—	—	—	—	(7,277)	—	—	(7,277)
Arising from Capital Reorganisation (note 30)	—	414,881	—	—	—	—	—	414,881
Impairment loss of goodwill of subsidiaries and associates	—	—	—	14,005	—	—	—	14,005
Realised on disposal/dilution of interest in subsidiaries	—	—	—	(25,262)	(650)	(11,078)	—	(36,990)
Share of net reserves movement of associates	—	—	—	—	(72)	—	—	(72)
Appropriated from retained profits	—	—	—	—	—	12,068	(12,068)	—
Net loss for the year	—	—	—	—	—	—	(598,730)	(598,730)
At 31st December, 2001	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,174,692
Attributable to:								
The Company and its subsidiaries	1,876,729	414,881	233	194,547	(3,111)	35,393	(245,191)	2,273,481
Associates	—	—	—	(3,110)	(10)	—	(95,669)	(98,789)
	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,174,692

	Share premium	Special capital reserve	Capital redemption reserve	Retained profits (deficit)	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE COMPANY					
At 1st January, 2000	1,844,149	—	233	145,713	1,990,095
Prior period adjustment (note 2)	—	—	—	46,098	46,098
As restated	1,844,149	—	233	191,811	2,036,193
Premium on issue of shares	32,580	—	—	—	32,580
Net loss for the year	—	—	—	(569,315)	(569,315)
Dividend (note 2)	—	—	—	(46,098)	(46,098)
At 31st December, 2000	1,876,729	—	233	(423,602)	1,453,360
Arising from Capital Reorganisation (Note 30)	—	414,881	—	—	414,881
Net loss for the year	—	—	—	(621,305)	(621,305)
At 31st December, 2001	1,876,729	414,881	233	(1,044,907)	1,246,936

The other non-distributable reserves of the Group include statutory reserves required to be appropriated from the profit after taxation of the Company's PRC subsidiaries under PRC laws and regulations. The amount of the appropriation is at the discretion of the PRC subsidiaries' board of directors.

Included in goodwill on consolidation as at 31st December, 2001, HK$19,316,000 (2000: HK$33,321,000) and HK$210,753,000 (2000: HK$236,015,000) represented goodwill and negative goodwill arising on acquisition of subsidiaries and associates respectively.

The special capital reserve of the Group represents the amount arising from the Capital Reduction as described in note 30(b).

During the year, the management of the Group reviewed the carrying amount of goodwill with reference to the business operated by those subsidiaries and associates. Those subsidiaries and associates are mainly engaged in the provision of e-commerce solution services and in view of the current economic condition in these businesses, full amount of impairment loss of HK$14,005,000 has been identified and recognised in the consolidated income statement.

At 31st December, 2001 and 2000, the Company had no reserves available for distribution to shareholders.

33. DEFERRED TAXATION

The major components of the deferred taxation (credit) charge not recognised for the year are as follows:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Tax effect of timing differences attributable to:				
Difference between depreciation allowances claimed for tax purposes and depreciation charged in the financial statements	393	(216)	187	(6)
Tax loss (arising) utilised	(109,097)	(15,295)	1,273	18,665
Other timing differences	(193)	—	(325,368)	—
Impairment and revaluation losses on properties	(476)	—	—	—
	(109,373)	(15,511)	(323,908)	18,659

At the balance sheet date, the major components of the deferred taxation asset (liability), not recognised in the financial statements, are as follows:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Tax effect of timing differences attributable to:				
Excess of depreciation allowances claimed for tax purposes over depreciation charged in the financial statements	(6,166)	(5,773)	(527)	(340)
Unutilised tax losses	307,696	198,599	22,000	23,273
Other timing differences	5,462	5,269	333,000	7,632
Impairment and revaluation losses on properties	11,333	10,857	—	—
	318,325	208,952	354,473	30,565

The deferred taxation asset is not recognised because it is uncertain whether the tax benefit will be realised in the foreseeable future.

34. BANK LOANS AND OTHER BORROWINGS

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank loans	1,515,206	1,932,970	20,000	—
Obligations under hire purchase contracts (Note)	187	—	46	—
Bank overdrafts	—	11,902	—	8,798
Other borrowings	—	1,886	—	—
	1,515,393	1,946,758	20,046	8,798
Repayable as follows:				
Within one year	922,272	1,351,545	20,011	8,798
Between one and two years	53,754	48,080	35	—
Between two and five years	24,386	32,152	—	—
Over five years	514,981	514,981	—	—
	1,515,393	1,946,758	20,046	8,798
Less: Amount due within one year included under current liabilities	(922,272)	(1,351,545)	(20,011)	(8,798)
Amount due after one year	593,121	595,213	35	—

Of the bank loans and other borrowings of the Group, HK$672,735,000 (2000: HK$1,298,298,000) are secured by property, plant and equipment and bank deposits of the Group.

Note:

	Minimum lease payments				Present value of minimum lease payments			
	THE GROUP		THE COMPANY		THE GROUP		THE COMPANY	
	2001	2000	2001	2000	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Amounts payable under hire purchase contracts:								
Within one year	24	—	14	—	14	—	11	—
In the second to fifth years inclusive	189	—	47	—	173	—	35	—
	213	—	61	—	187	—	46	—
Less: Future finance charges	(26)	—	(15)	—	—	—	—	—
Present value of lease obligations	187	—	46	—	187	—	46	—
Less: Amount due within one year					(14)	—	(11)	—
Amount due after one year					173	—	35	—

It is the Group's policy to lease certain of its fixtures and equipment under hire purchase contracts. The average term of hire purchase contract is 5 years. Interest rate is fixed at the contract date. All hire purchase contracts are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Group's obligations under hire purchase contract are secured by the lessor's charge on the hired assets.

35. DEPOSITS RECEIVED

THE GROUP

The amounts represent deposits received in connection with the pre-sale of certain properties under/held for development. The deposits will be transferred to the income statement upon the execution of the binding sale and purchase agreements.

In the opinion of the directors, the binding sale and purchase agreements are unlikely to be executed within one year and the deposits are therefore shown in the balance sheet as non-current.

36. RECONCILIATION OF LOSS BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2001 *HK$'000*	2000 *HK$'000*
Loss before taxation	(1,001,147)	(812,883)
Share of results of associates	17,997	12,147
Dividend income	(5,509)	(6,509)
Interest income	(71,725)	(114,714)
Interest expenses	81,462	88,487
Depreciation of property, plant and equipment	140,743	110,944
Amortisation of intangible asset	4,934	448
Amortisation of goodwill	495	—
Unrealised loss on investments in securities	139,972	482,656
Loss on disposal of investments in securities	15,182	260,946
Allowance for bad and doubtful debts	84,972	11,382
Impairment and revaluation loss of property, plant and equipment	529,041	—
Impairment loss of goodwill of subsidiaries and associates	14,005	26,724
Impairment loss of interest in an associate	3,587	—
Impairment loss of properties under/held for development	28,793	—
Deficit arising on the revaluation of investment properties	19,977	—
Impairment loss recognised in respect of properties held for sale	11,081	—
Impairment loss recognised in respect of inventories	10,012	42,277
Impairment loss recognised in respect of loan and interest receivables	50,413	46,000
Loss on disposal of property, plant and equipment	2,827	310
Gain on disposal/dilution of interests in subsidiaries/business	(63,047)	(24,692)
Gain on disposal/dilution of interest in associates	—	(14,977)
Write-back of allowance for bad debts	(10,390)	(9,754)
Loss on disposal of investment properties	50	—
Increase in inventories	(57,621)	(92,242)
Increase in trade debtors	(11,759)	(53,815)
Decrease in properties held for sale	70,300	16,000
Increase in other receivables, deposits and prepayments	(109,333)	(160,084)
Increase in creditors, accrued charges and other payables	198,178	338,005
(Decrease) increase in other tax payable	(7,614)	14,133
Decrease in deposits received	—	(3,447)
Net cash inflow from operating activities	85,876	157,342

37. DISPOSAL/DILUTION OF SUBSIDIARIES/BUSINESS

	2001 *HK$'000*	2000 *HK$'000*
Net assets disposed of:		
Investment properties	84,510	51,954
Property, plant and equipment	189,164	109,152
Goodwill	19,909	—
Intangible asset	102,274	—
Investments in securities	26,262	—
Interest in associates	19,432	—
Inventories	197,426	15,548
Trade debtors	175,958	93,406
Other receivables, deposits and prepayments	240,996	84,922
Bank balances and cash	76,490	22,503
Creditors and accrued charges	(402,133)	(136,735)
Income and other taxes payable	(75)	—
Bank loans and other borrowings	(314,750)	(61,465)
Minority interests	(35,268)	(76,472)
	380,195	102,813
Goodwill reserve realised	(25,262)	(3,958)
Exchange reserve realised	(650)	(691)
Other non-distributable reserves realised	(11,078)	(3,151)
	343,205	95,013
Gain on disposal/dilution	63,047	24,692
	406,252	119,705
Satisfied by:		
Cash	360,296	68,999
Other receivables	—	32,015
Investments in securities	—	18,691
Interest in associates	9,556	—
Receivables	36,400	—
	406,252	119,705
Analysis of the net inflow of cash and cash equivalents in connection with the disposal/dilution of subsidiaries/business:		
Cash consideration received	360,296	68,999
Bank balances and cash disposed of	(76,490)	(22,503)
Net inflow of cash and cash equivalents	283,806	46,496

The subsidiaries disposed of during the year contributed cash outflow of HK$122,484,000 (2000: cash outflow of HK$6,288,000) to the Group's net operating cash outflow, paid tax liabilities of HK$1,721,000 in 2000, received HK$5,994,000 in respect of investing activities (2000: paid HK$1,787,000) and received HK$98,504,000 in respect of financing activities (2000: HK$12,217,000).

The subsidiaries/business disposed of during the year contributed HK$132,311,000 (2000: HK$30,241,000) to the group's turnover, and HK$31,663,000 (2000: HK$168,000) to the Group's loss from operations.

38. PURCHASE OF SUBSIDIARIES/BUSINESS

	2001	2000
	HK$'000	*HK$'000*
Net assets acquired:		
Investment properties	96,510	71,818
Property, plant and equipment	77,071	1,428,425
Intangible asset	—	107,656
Interest in associates	19,466	—
Property under development	—	173,869
Properties held for sale	83,180	4,073
Investments in securities	54,599	35,563
Receivables	44,201	—
Inventories	70,771	1,205
Trade debtors	27,304	7,462
Other receivables, deposits and prepayments	150,390	—
Loan to minority shareholders	—	28,074
Tax recoverable	129	—
Advances to contractors	—	169,082
Bank balances and cash	52,568	177,325
Creditors and accrued charges	(109,964)	(138,636)
Deposits received	—	(80,085)
Bank loans and other borrowings	(104,941)	(457,665)
Obligations under hire purchase contracts	(143)	—
Minority interests	(51,738)	(549,164)
	409,403	979,002
Goodwill arising on acquisition	53,112	(170,114)
	462,515	808,888
Satisfied by:		
Cash	407,018	703,637
Interest in an associate	37,032	92,711
Investments in securities	—	12,540
Other receivables, deposits and prepayments	18,465	—
	462,515	808,888

Analysis of the net cash outflow of cash and cash equivalents in connection with the purchase of subsidiaries/business:

	2001	2000
	HK$'000	*HK$'000*
Cash consideration paid	(407,018)	(703,637)
Bank balances and cash acquired	52,568	177,325
Net cash outflow of cash and cash equivalents in connection with the purchase of subsidiaries/business	(354,450)	(526,312)

The subsidiaries/business acquired during the year contributed cash outflow of HK$26,486,000 (2000: HK$107,130,000) to the Group's net operating cash outflow, paid HK$16,659,000 in 2000 in respect of net returns on investments and servicing of finance, received refund of income tax of HK$1,213,000 in 2000, received HK$6,056,000 (2000: utilised HK$139,959,000) in respect of investing activities and utilised HK$3,037,000 (2000: HK$177,088,000) in respect of financing activities.

The subsidiaries/business acquired during the year contributed HK$99,967,000 (2000: HK$66,208,000) to the Group's turnover, and HK$87,730,000 (2000: HK$9,074,000) to the Group's loss from operations.

39. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital and share premium	Bank loans and other borrowings	Minority shareholders	Amounts due to associates	Payables due to related companies	Obligations under hire purchase contracts
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Balance at 1st January, 2000	2,292,178	1,272,327	1,356,532	—	—	—
Proceed on issue of new shares, net of expenses	45,530	—	—	—	—	—
New borrowings obtained	—	1,509,767	—	—	—	—
Contribution from minority shareholders	—	—	15,348	—	—	—
Purchase of additional interest in subsidiaries	—	—	(11,514)	—	—	—
Repayments	—	(1,243,438)	—	—	—	—
Acquisition of subsidiaries/ business	—	457,665	549,164	—	—	—
Disposal/partial disposal of subsidiaries	—	(61,465)	(76,472)	—	—	—
Loss attributable to minority shareholders	—	—	(88,809)	—	—	—
Non-cash related movements	—	—	4,748	—	—	—
Dividends paid to minority shareholders	—	—	(23,140)	—	—	—
Balance at 31st December, 2000	2,337,708	1,934,856	1,725,857	—	—	—
Capital Reorganisation	(414,881)	—	—	—	—	—
New borrowings obtained	—	1,183,688	—	—	—	53
Contribution from minority shareholders	—	—	42,602	—	—	—
Repayments	—	(1,393,529)	—	—	(16,917)	(9)
Advance	—	—	—	9,625	53,409	—
Acquisition of subsidiaries/ business	—	104,941	51,738	—	—	143
On disposal/partial disposal of subsidiaries	—	(314,750)	(35,268)	—	—	—
Loss attributable to minority shareholders	—	—	(408,399)	—	—	—
Non-cash related movements	—	—	(5,345)	—	—	—
Dividends paid to minority shareholders	—	—	(4,124)	—	—	—
Balance at 31st December, 2001	1,922,827	1,515,206	1,367,061	9,625	36,492	187

40. MAJOR NON-CASH TRANSACTIONS

During the year, the major non-cash transactions are as follows:

(a) Decrease in interest in associates of approximately HK$37,032,000 and other receivables of approximately HK$18,465,000 were part of the consideration paid for acquisition of subsidiaries.

(b) Additions to interest in associates of approximately HK$9,556,000 and loan receivables of approximately HK36,400,000 were part of consideration received for disposal of certain subsidiaries.

(c) Additions to toll highway of HK$188,331,000 were transferred from advances to contractors.

(d) Hire purchase arrangements in respect of property, plant and equipment with a capital value of the contracts amounted to approximately HK$53,000.

(e) Investment in securities of approximately HK$64,295,000 was reclassified as interest in associates following the increase of the Group's interest in the associate.

In 2000, the major non-cash transactions are as follows:

(a) Addition to investments in securities of HK$18,691,000 and receivables of HK$32,015,000 were part of the consideration received from the disposal of a subsidiary. Increase in investments in securities of HK$7,542,000 was the settlement of an outstanding receivable.

Interest in associates of HK$4,817,000 was reclassified as investments in securities following the dilution of the Group's interest in the associate.

(b) Convertible note receivable from an associate of HK$232,110,000 was set off against the amount of consideration required for the acquisition of interest in a company from the associate.

(c) Properties under/held for development of HK$43,009,000 was transferred to properties held for sale.

41. COMMITMENTS

At the balance sheet date, the Group had the following capital commitments:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Contracted for but not provided in the financial statements in respect of:				
— Land development right	214,254	—	214,254	—
— Property, plant and equipment	18,005	—	—	—
— Properties under/held for development	26,902	23,640	—	—
— Properties under construction	129,393	227,150	—	—
— Construction in progress	10,849	173,849	—	—
	399,403	424,639	214,254	—
Authorised but not contracted for in respect of property, plant and equipment	35,096	—	—	—

42. OPERATING LEASE COMMITMENTS

The Group has made approximately HK$17,432,000 (2000: HK$10,091,000) minimum lease payments under operating leases during the year in respect of office premises.

The Group as lessee

At the balance sheet date, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases in respect of land and buildings which fall due as follows:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	26,429	4,802	992	142
In the second to fifth years inclusive	25,482	8,720	—	—
Over five years	1,678	—	—	—
	53,589	13,522	992	142

Lease are negotiated for an average term of two to three years and rentals are fixed for an average of two to three years.

The Group as lessor

Property rental income earned during the year was HK$11,914,000 (2000: HK$11,442,000). Certain of the properties have committed tenants for next three to seven years.

At the balance sheet date, the Group had contracted which tenants for the following future minimum lease payments:

	THE GROUP	
	2001	2000
	HK$'000	*HK$'000*
Within one year	9,479	11,413
In the second to fifth years inclusive	18,633	18,936
Over five years	994	2,775
	29,106	33,124

43. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
(a) Corporate guarantee given by the Company for banking facilities granted to subsidiaries	—	—	95,243	50,000
Extent of the Group's share of facilities utilised in respect of guarantees given to financial institutions to secure credit facilities granted to subsidiaries	—	—	13,000	71,500
Other guarantees issued to:				
Associates	2,357	2,357	—	—
Outsiders	180,725	278,689	780	780
	183,082	281,046	109,023	122,280

(b) The Company granted a guarantee in favour of MTR Corporation Limited ("MTR") in respect of outstanding rent and obligations under the tenancy agreement entered into between Tung Fong Hung Medicine (Retail) Limited, a wholly-owned subsidiary of the Company and MTR for the leased properties.

(c) In August 1999, the architect of Paul Y. Plaza (formerly known as Jiangnan Centre) initiated legal proceedings against Eventic Limited ("Eventic"), a wholly-owned subsidiary of China Land in respect of claim for payment of service fees and other expenses of HK$0.6 million and HK$6.6 million respectively.

Eventic has vigorously defended the claims and made a counterclaim for loss and damages suffered due to insufficient supervision services provided.

In view of the counterclaim made by Eventic, the architect amended its total claims to HK$7.7 million. At the date of this report, the proceedings are still ongoing. After taking into consideration the advice of China Land's legal counsel, the directors consider the outcome of the proceedings will not have material adverse financial effect on the Group.

(d) In July 2001, Huizhou World Express Property Ltd. ("Huizhou World Express"), an indirect non-wholly owned subsidiary of China Land, initiated legal proceedings against the Huizhou Municipal Government of the Guangdong Province the PRC, in its capacity as the guarantor of Huizhou Jia Cheng Group Co., Ltd. ("Huizhou Jia Cheng"), the main contractor for the construction of Hongkong Macau Square, under a guarantee letter dated 7th September, 1994 executed by the Huizhou Municipal Government in favour of Huizhou World Express. The amount claimed by Huizhou World Express was approximately RMB243.6 million, being the construction costs of approximately RMB167.5 million paid by Huizhou World Express to Huizhou Jia Cheng together with the damages for the amount of approximately RMB76.1 million.

As at the date of this report, Huizhou World Express is waiting for the hearing of the case. At this stage, the outcome cannot be predicted with certainty. As the total construction costs of Hongkong Macau Square has already been written off, the directors are of the opinion that there is unlikely to be any material adverse financial impact on the Group in the event that the final judgement is not in favour of Huizhou World Express.

(e) In November 2001, the purchasers (the "Purchasers") on certain properties of Hongkong Macau Square, Huizhou according to the pre-sale agreements dated 7th September, 1994 initiated legal proceedings against Huizhou World Express for failure to hand over the properties of Hongkong Macau Square to the Purchasers. The amounts claimed by the Purchasers were approximately HK$76.6 million, being the pre-sale deposit together with damages of approximately RMB64.2 million and relevant legal expenses.

In January 2002, Huizhou World Express filed in its defences alleging that in accordance with the terms of the above-mentioned agreements, any disputes between the contractual parties should be resolved by means of arbitration. As at the date of the report, the Intermediate People's Court of Huizhou, Guangdong Province, is still considering the cases. At this stage, the outcome cannot be predicted with certainty and no further provision has been made in the financial statements.

44. PLEDGE OF ASSETS

At 31st December, 2001, the following assets were pledged to secure credit facilities granted to the Group:

(a) Bank loans and other borrowings - due after one year

Investment properties with a carrying value of HK$17,630,000 (2000: HK$32,130,000)

Certain property, plant and equipment with a carrying value of HK$234,462,000 (2000: HK$238,033,000)

Investment in security of HK$5,244,000 (2000: Nil).

Certain shares in associates with carrying value of approximately HK$53,194,000 (2000: Nil).

(b) Bank loans and other borrowings - due within one year

Bank deposits of HK$83,520,000 (2000: HK$612,351,000).

Longchen Xinyuan pledged its right to toll fee income to a bank to secure the credit facilities for the year ended 31st December, 2000 and 2001.

At 31st December, 2000, a subsidiary of China Land issued two debentures in favour of a bank by way of creating a first floating charge on its entire interest in Longchen Xinyuan pledged with a carrying value of HK$618,999,000 to secure the credit facilities. The debentures were released upon repayment of the bank borrowings during the year.

45. RELATED PARTY TRANSACTIONS

During the year, the Group entered into the following transactions with related companies as follows:

Name of company	Nature of transactions	Notes	2001 HK$'000	2000 HK$'000
Pacificnet	Management fee income received and receivable by the Group	(a)	—	1,200
Sing Pao Newspaper Management Limited	Loan interest income received and receivable by the Group	(b)	37	—
Star East Management Limited	Loan interest income received and receivable by the Group	(c)	88	—
Lucklong	Loan interest income received and receivable by the Group	(d)	8,212	—
Danwei	Loan interest income received and receivable by the Group	(d)	9,171	—
Total Pacific Limited	Rental income received and receivable by the Group	(e)	280	—
Mass Success International Limited	Rental expenses paid and payable by the Group	(f)	1,109	—
	Building management fee paid and payable by the Group		277	—
Hanny Magnetics Limited	Management fee paid and payable by the Group	(f)	151	—
	Loan interest expense paid and payable by Group		171	—
ITC Management Limited	Loan interest paid and payable by the Group	(g)	246	—
Paul Y. - ITC (E & M) Company Limited	Repair and maintenance fee paid and payable by the Group	(f)	33	—
	Purchase of fixed assets by the Group		8	—
	Mechanical and electrical service fee paid and payable by the Group		702	—
Paul Y. - ITC Construction Limited	Interest paid and payable by the Group	(f)	151	—

Name of company	Nature of transactions	Notes	2001 HK$'000	2000 HK$'000
Super Park Development Limited	Motor vehicles purchased by the Group	(e)	400	—
Star East (Taishan Properties) Limited	Motor vehicles purchased by the Group	(c)	216	—
Gunnell Properties Limited Cycle Company Limited	Rental expenses paid and payable by the Group	(f)	2,386	—
Tung Fong Hung	Loan interest income received and receivable by the Group	(h)	105	—
Cargill Private Limited	Proceeds on disposal of motor vehicles received and receivable by the Group	(i)	1,826	—

Notes:

(a) Pacificnet is an associate of the Group.

(b) Sing Pao Newspaper Management Limited is a wholly-owned subsidiary of an associate of the Group.

(c) Star East Management Limited and Star East (Taishan Properties) Limited are wholly-owned subsidiaries of Star East Holdings Limited, in which certain directors of the Company had beneficiary interest.

(d) Danwei and Lucklong are companies, in which certain directors of the Company are the directors of their ultimate holding company and the directors of Danwei and Lucklong.

(e) Total Pacific Limited and Super Park Development Limited are wholly-owned subsidiaries of a former associate of the Group.

(f) Mass Success International Limited, Hanny Magnetics Limited, Paul Y. (E & M) Company Limited, Paul Y. - ITC Construction Limited, Gunnell Properties Limited and Cycle Company Limited are wholly-owned subsidiaries of a substantial shareholder of the Company.

(g) ITC Management Limited is the shareholder of the Company's substantial shareholder.

(h) Tung Fong Hung is a former associate of the Group.

(i) Cargill Private Limited is an associate of Mr. Oei Hong Leong, an ex-director of the Company.

Details of balances with related parties as at the balance sheet date are set out in the consolidated balance sheet and in notes 22 and 29.

In the opinion of the directors, the above transactions were undertaken in the ordinary course of business transactions and the terms were mutually agreed between the Group and the related parties.

Save as disclosed above, there were no other significant transactions with related parties during the year or significant balances with them at the end of the year.

46. RETIREMENT BENEFIT SCHEME

The Company and its subsidiaries in Hong Kong do not operate retirement schemes covering their local permanent employees before 1st December, 2000. The amount of provision for long service payments and the related charge to the income statement for the year ended 31st December, 2000 are immaterial.

With effect from 1st December, 2000, the Group has joined a mandatory provident fund scheme ("MPF Scheme"). The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at rates specified in the rules. The only obligation of the Group with respect to the MPF Scheme is to make the required contributions under the scheme. No forfeited contributions are available to reduce the contributions payables in the future years.

The retirement benefit scheme contributions relating to the MPF Scheme charged to the income statement represent contributions payable to the scheme by the Group at rates specified in the rules of the schemes.

The amount of contributions payable to pension schemes in jurisdictions other than Hong Kong are charged to the income statement.

The employees in the joint venture subsidiaries in the PRC are members of the state-sponsored pension scheme operated by the government in the PRC. The joint venture companies are required to contribute a certain percentage of their payroll to the pension scheme to fund the benefits. The only obligation of the Group with respect to the pension scheme is to make the required contributions under the scheme.

At the balance sheet date, there were no significant forfeited contributions which arose upon employees leaving the scheme prior to their interests in the Group's contributions becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

47. POST BALANCE SHEET EVENTS

The following events occurred subsequent to the balance sheet date:

(a) China Enterprises, a subsidiary of the Company, through a wholly-owned subsidiary, entered into agreement to acquire approximately 4,800,000,000 new ordinary shares of HK$0.01 each in Ananda Wing On Travel (Holdings) Limited ("Ananda Wing On"), a company listed on the Hong Kong Stock Exchange, for a consideration of approximately HK$129,600,000.

    China Enterprises also entered into agreements with Ananda Wing On whereby Ananda Wing On agreed to issue convertible note with principal amount of HK$120,000,000 to China Enterprises.

    The transactions has not yet been completed at the date of this financial statements.

(b) China Land, a subsidiary of the Company, announced that the agreement entered by the wholly-owned subsidiary of China Land on 13th July, 2001 regarding the acquisition of certain properties in Beijing, the PRC, at an aggregate consideration of approximately HK$188 million has become null and void as the results of the due diligence investigation of the properties were not up to the reasonable satisfaction to China Land.

On the same date, China Land also announced that a non wholly-owned subsidiary of China Land renounced the options agreed to grant to that subsidiary on 13th July, 2001 to acquire the development rights for up to 600,000 square meters, being the intended total gross floor area of Phase III of Jiulong Garden in Beijing, the PRC, at a consideration of RMB1,700 per square meter due to non-fulfilment of the condition set out in the agreement in relation to the options.

(c) Pursuant to a resolution passed at a board of directors' meeting of the Company held on 14th March, 2002, the Company proposed to issue not less than 921,957,884 new shares of HK$0.10 each by way of rights issue ("Rights Issue") at a subscription price of HK$0.15 per share to the existing shareholders, in the proportion of two rights shares for every one existing share held, with the bonus issue of warrants.

The bonus issue of warrants will be issued to the shareholders under the Rights Issue on the basis of three units of subscription rights with initial subscription price of HK$0.17 each of every ten new shares taken up.

The transactions have not yet been completed at the date of this financial statements.

2. UNAUDITED INTERIM RESULTS

The following is the unaudited results of the group for the six months ended 30th June, 2002 extracted from the interim report:

Condensed Consolidated Income Statement

For the six months ended 30th June, 2002

	Notes	Six months ended 30th June, 2002 HK$'000 (unaudited)	2001 HK$'000 (unaudited)
Turnover		1,706,190	1,869,118
Cost of sales		(1,421,501)	(1,670,895)
Gross profit		284,689	198,223
Other operating income	4	105,662	77,550
Distribution costs		(115,065)	(95,993)
Administrative expenses		(116,743)	(114,601)
Other expenses	5	(346,237)	(100,755)
Loss from operations	6	(187,694)	(35,576)
Net (loss) gain on disposal of interest in subsidiaries		(19,050)	9,953
Net loss on disposal/dilution of interest in associates		(1,010)	(275)
Finance costs		(53,809)	(46,143)
Share of results of associates		(25,374)	(1,521)
Loss before taxation		(286,937)	(73,562)
Taxation	7	(7,928)	(8,151)
Loss before minority interests		(294,865)	(81,713)
Minority interests		141,166	56,939
Net loss for the period		(153,699)	(24,774)
Loss per share - Basic and diluted	8	(32.9) cents	(5.4) cents

Condensed Consolidated Balance Sheet

At 30th June, 2002

	Notes	30.6.2002 HK$'000 (unaudited)	31.12.2001 HK$'000 (audited)
Non-Current Assets			
Investment properties	9	40,272	49,341
Property, plant and equipment	10	2,104,567	2,452,199
Properties under/held for development		138,439	137,000
Payment for acquisition of land development rights		8,330	2,727
Goodwill		31,891	32,708
Interest in associates	11	257,420	176,268
Receivables - due after one year	12	26,219	302,439
Investments in securities	13	562,040	473,408
Loans to minority shareholders		26,954	26,765
		3,196,132	3,652,855
Current Assets			
Properties held for sale		75,062	32,881
Inventories		712,842	790,288
Trade debtors	14	624,807	481,024
Receivables - due within one year	12	755,657	107,195
Receivables due from associates	11	45,018	13,517
Other receivables, deposits and prepayments		295,807	298,722
Advances to contractors		9,439	9,439
Income and other tax recoverable		1,207	208
Investments in securities	13	40,000	40,000
Bank balances and cash		477,749	744,927
Pledged bank deposits		9,578	83,520
		3,047,166	2,601,721

	Notes	30.6.2002 HK$'000 (unaudited)	31.12.2001 HK$'000 (audited)
Current Liabilities			
Creditors and accrued charges	15	392,514	431,885
Other payables		695,564	563,821
Loans payables	16	280,000	—
Payables due to related companies		38,076	36,492
Payables due to associates		98	9,625
Income and other taxes payable		9,169	32,871
Bank loans and other borrowings		877,803	922,272
		2,293,224	1,996,966
Net Current Assets		753,942	604,755
		3,950,074	4,257,610
Capital and Reserves			
Share capital	17	55,298	46,098
Reserves		2,029,234	2,174,692
		2,084,532	2,220,790
Minority Interests		1,142,975	1,323,582
Non-Current Liabilities			
Bank loans and other borrowings			
- due after one year		602,264	593,121
Deposits received		76,638	76,638
Loans from minority shareholders		43,665	43,479
		722,567	713,238
		3,950,074	4,257,610

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30th June, 2002

	Share capital *HK$'000*	Share premium *HK$'000*	Special capital reserve *HK$'000*	Capital redemption reserve *HK$'000*	Goodwill on consolidation *HK$'000*	Exchange reserve *HK$'000*	Other non-distributable reserves *HK$'000*	Retained profits (deficit) *HK$'000*	Total *HK$'000*
At 1st January, 2001	460,979	1,876,729	—	233	202,694	4,878	34,403	269,938	2,849,854
Exchange adjustment	—	—	—	—	—	(9,495)	—	—	(9,495)
Share of net reserves movement of associates	—	—	—	—	—	(107)	193	—	86
Net gain (loss) not recognised in the condensed consolidated income statement	—	—	—	—	—	(9,602)	193	—	(9,409)
Impairment loss of goodwill of associates	—	—	—	—	11,078	—	—	—	11,078
Realised on disposal of interest in subsidiaries	—	—	—	—	(244)	(746)	(101)	—	(1,091)
Realised on dilution of interest in an associate	—	—	—	—	275	—	—	—	275
Appropriated from retained profits	—	—	—	—	—	—	169	(169)	—
Net loss for the period	—	—	—	—	—	—	—	(24,774)	(24,774)
At 1st July, 2001	460,979	1,876,729	—	233	213,803	(5,470)	34,664	244,995	2,825,933
Exchange adjustment	—	—	—	—	—	2,218	—	—	2,218
Share of net reserves movement of associates	—	—	—	—	—	35	(193)	—	(158)
Net gain (loss) not recognised in the condensed consolidated income statement	—	—	—	—	—	2,253	(193)	—	2,060
Arising from capital reorganisation	(414,881)	—	414,881	—	—	—	—	—	—
Impairment loss of goodwill of subsidiaries and associates	—	—	—	—	2,652	—	—	—	2,652
Realised on disposal/ dilution of interest in subsidiaries/ associates	—	—	—	—	(25,018)	96	(10,977)	—	(35,899)
Appropriated from retained profits	—	—	—	—	—	—	11,899	(11,899)	—
Net loss for the period	—	—	—	—	—	—	—	(573,956)	(573,956)
At 31st December, 2001	46,098	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,220,790
Exchange adjustment	—	—	—	—	—	(831)	—	—	(831)
Share of net reserves movement of associates	—	—	—	—	—	929	(85)	—	844
Net gain (loss) not recognised in the condensed consolidated income statement	—	—	—	—	—	98	(85)	—	13
Issue of shares	9,200	—	—	—	—	—	—	—	9,200
Premium from issue of shares	—	9,200	—	—	—	—	—	—	9,200
Share issue expenses	—	(621)	—	—	—	—	—	—	(621)
Realised on disposal of interest in subsidiaries	—	—	—	—	—	(1,267)	(1,618)	—	(2,885)
Realised on disposal/ dilution of interest in associates	—	—	—	—	3,100	(566)	—	—	2,534
Net loss for the period	—	—	—	—	—	—	—	(153,699)	(153,699)
At 30th June, 2002	55,298	1,885,308	414,881	233	194,537	(4,856)	33,690	(494,559)	2,084,532

Condensed Consolidated Cash Flow Statement

For the six months ended 30th June, 2002

	Six months ended 30th June, 2002	2001
	HK$'000	*HK$'000*
	(unaudited)	*(unaudited)*
Net cash from operating activities	169,643	200,880
Net cash used in investing activities	(721,771)	(114,767)
Net cash from (used in) financing activities	271,820	(361,601)
Net decrease in cash and cash equivalents	(280,308)	(275,488)
Cash and cash equivalents at beginning of the period	744,927	873,326
Effect of foreign exchange rate changes	(2,457)	(9,936)
Cash and cash equivalents at end of the period	462,162	587,902
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	477,749	607,179
Bank overdraft	(15,587)	(19,277)
	462,162	587,902

Notes to the Condensed Financial Statements

For the six months ended 30th June, 2002

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with the Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties, hotel property and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st December, 2001, except as described below.

In the current period, the Group has adopted, for the first time, a number of new and revised SSAPs issued by the Hong Kong Society of Accountants, which has resulted in the adoption of the following new and revised accounting policies. The adoption of these SSAPs has resulted in a change in the format of presentation of the cash flow statement and the statement of changes in equity, but has no material effect on the results for the current or prior accounting periods. Accordingly, no prior adjustment is required.

Discontinuing operations

SSAP 33 "Discontinuing Operations" is concerned with the presentation of financial information regarding discontinuing operations and replaces the requirements previously included in SSAP 2 "Net Profit or Loss for the Period", Fundamental Errors and Changes in Accounting Polices. Under SSAP 33, financial statement amounts relating to the discontinuing operation are disclosed separately from the point at which either a binding sale agreement is entered into or a detailed plan for the discontinuance is announced. The adoption of SSAP 33 has resulted in the identification of the Group's segment of consumers goods and electronic products as discontinuing operations in the current period, details of which are disclosed at note 3.

3. SEGMENTAL INFORMATION

Business segments

For management purposes, the Group is currently organised into the following divisions.These divisions are the basis on which the Group reports its primary segment information.

An analysis of the Group's revenue and contribution to operating results by business segments is as follows:

	Toll highway Operation	Tires	Heavy industry	Consumer goods	Electronic products	Pharmaceutical products	Property investment	Hotel operation	Investment in securities, loan receivables	Others	Elimination	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	(Note b)			*(Note a)*	*(Note a)*							
For the period ended 30th June, 2002												
REVENUE												
External	25,194	1,377,208	129,406	–	–	141,159	8,860	21,452	63,289	15,407	–	1,781,975
Inter-segment	–	–	–	–	–	–	–	–	–	492	(492)	–
Total revenue	25,194	1,377,208	129,406	–	–	141,159	8,860	21,452	63,289	15,899	(492)	1,781,975
RESULT												
Segment result	(70,289)	(94,101)	15,539	–	–	(6,049)	(12,069)	(1,027)	(23,065)	12,994	–	(178,067)
Unallocated corporate expenses												(39,504)
Interest income												28,417
Dividend income												1,460
Loss from operations												(187,694)
Finance costs												(53,809)
Net loss on disposal of interest in subsidiaries												(19,050)
Net loss on disposal/dilution of interest in associates												(1,010)
Share of results of associates												(25,374)
Loss before taxation												(286,937)

Inter-segment revenue is charged at market rates.

	Tires HK$'000	Heavy industry HK$'000	Consumer goods HK$'000 (Note a)	Electronic products HK$'000 (Note a)	Property investment HK$'000	Hotel operation HK$'000	Investment in securities, loan receivables HK$'000	Newspaper publishing HK$'000 (Note c)	Others HK$'000	Elimination HK$'000	Consolidated HK$'000
For the period ended 30th June, 2001											
REVENUE											
External	1,541,853	64,355	94,360	23,102	74,142	24,925	21,028	46,381	19,828	–	1,909,974
Inter-segment	–	–	–	–	–	–	–	–	1,117	(1,117)	–
Total revenue	1,541,853	64,355	94,360	23,102	74,142	24,925	21,028	46,381	20,945	(1,117)	1,909,974
RESULT											
Segment result	4,086	11,522	7,387	19	(32,533)	3,826	(5,029)	(38,887)	2,514	–	(47,095)
Unallocated corporate expenses											(25,175)
Interest income											33,554
Dividend income											3,140
Loss from operations											(35,576)
Finance costs											(46,143)
Net gain on disposal of interest in subsidiaries											9,953
Net loss on disposal/dilution of interest in associates											(275)
Share of results of associates											(1,521)
Loss before taxation											(73,562)

Inter-segment revenue is charged at market rates.

Notes:

(a) In January 2002, the Group's interest in Ningbo Zhongce Taifeng Food Company Limited ("Taifeng Food") and Hangzhou Zhongce Electrics Co., Limited ("Hangzhou Electrics") were disposed of respectively. Taifeng Food is mainly engaged in manufacturing and trading of food products while Hangzhou Electrics is engaged in manufacturing and trading of electronic products, representing the business segment of consumer goods and electronic products respectively.

Upon the completion of the disposal, the Group had no interest in Taifeng Food and Hangzhou Electrics and the business segments of consumer goods and electronic products were regarded as discontinued operation in 2002.

(b) In September 2002, China Land Group Limited ("China Land"), a subsidiary of the Company entered into a memorandum of understanding to dispose of the interest in a subsidiary engaged in toll highway operation. Upon the completion of the disposal, the Group will have no interest in the business of toll highway operation.

(c) In December, 2001, the Group's interest in Actiwater Resources Limited ("Actiwater"), which is mainly engaged in newspaper publishing, was disposed of to Sing Pao Media Group Limited. The gain on disposal of Actiwater was approximately HK$93,806,000. Upon the completion of the disposal, the business segment of newspaper publishing was regarded as discontinued operation in 2001.

Geographical segments

The following provides an analysis of the Group's turnover and contribution to (loss) profit from operations by geographic market, irrespective of the origin of the goods/services:

	Turnover Six months ended 30th June,		Contribution to (loss) profit from operations Six months ended 30th June,	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The People's Republic of China, other than Hong Kong (the "PRC")	1,576,636	1,804,617	(129,580)	62,117
Hong Kong	112,334	64,501	(86,816)	(63,543)
Overseas	17,220	—	8,642	(24,472)
	1,706,190	1,869,118	(207,754)	(25,898)
Finance costs			(53,809)	(46,143)
Share of results of associates			(25,374)	(1,521)
Loss before taxation			(286,937)	(73,562)

4. **OTHER OPERATING INCOME**

	Six months ended 30th June,	
	2002	**2001**
	HK$'000	*HK$'000*
Gain on disposal of investments in securities	63,289	—
Interest income	28,417	33,554
Unrealised gain on investments in securities	—	21,028
Dividend income from listed investments	1,460	3,140
Gain on disposal of property, plant and equipment	231	45
Others	12,265	19,783
	105,662	77,550

5. OTHER EXPENSES

	Six months ended 30th June, 2002	2001
	HK$'000	*HK$'000*
Unrealised loss on investments in securities	41,768	—
Impairment loss recognised in respect of investments in securities	44,585	—
Impairment losses recognised in respect of property, plant and equipment	236,525	—
Impairment loss recognised in respect of properties held for sale	1,185	—
Impairment loss recognised in respect of investment properties	9,069	—
Impairment loss recognised in respect of inventories	6,885	—
Amortisation of goodwill	817	2,332
Allowance for bad and doubtful debts	—	55,287
Loss on disposal of investments in securities	—	23,621
Impairment loss recognised in respect of goodwill of associates	—	11,078
Impairment loss recognised in respect of interest in associates	—	3,591
Others	5,403	4,846
	346,237	100,755

6. LOSS FROM OPERATIONS

Loss from operations has been arrived at after charging:

	Six months ended 30th June, 2002	2001
	HK$'000	*HK$'000*
Depreciation and amortisation of property, plant and equipment	73,940	82,630
Amortisation of intangible assets included in administrative expenses	817	2,692

7. TAXATION

	Six months ended 30th June, 2002	2001
	HK$'000	*HK$'000*
The charge comprises:		
Taxation in other jurisdictions	7,928	7,428
Share of taxation of associates	—	723
	7,928	8,151

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

8. LOSS PER SHARE

The calculation of the basic loss per share is based on the net loss for the period of HK$153,699,000 (HK$24,774,000 for the six months ended 30th June, 2001) and on the adjusted weighted average of 467,586,677 (460,978,942 for the six months ended 30th June, 2001) ordinary shares in issue during the period.

The computation of diluted loss per share does not assume the exercise of the share options as their exercise would result in a decrease in loss per share.

9. MOVEMENTS IN INVESTMENT PROPERTIES

Revaluation deficit of HK$9,069,000 was made by the directors with reference to market price.

10. MOVEMENTS IN PROPERTY, PLANT AND EQUIPMENT

During the period, property, plant and equipment with an aggregate net book value of approximately HK$150 million were disposed of as a result of the disposal of subsidiaries.

During the period, the construction of the toll highway in the PRC was completed and the Group commenced its toll highway operations. However, the management intended to refocus the Group's principal business to hotel operation. Accordingly, the Group reviewed the carrying amount of toll highway using the estimated selling prices. An impairment loss of approximately HK$72,305,000 representing the difference between the estimated selling prices and carrying amount was identified and charged to the condensed consolidated income statement. In addition, due to recurring losses suffered by a tire factory subsidiary in the PRC, the Group reviewed the carrying amount of machinery and equipment with reference to the estimated value determined under the discounted cash flow method, an impairment loss of approximately HK$164 million was identified and charged to the condensed consolidated income statement accordingly.

The Group incurred expenditure of approximately HK$114 million on its property, plant and equipment.

In the opinion of the directors, there is no material difference between the carrying amount and the market value of hotel property as at 30th June, 2002.

11. INTEREST IN ASSOCIATES/RECEIVABLES DUE FROM ASSOCIATES

In April 2002, the Group acquired approximately 34.58% interest in Ananda Wing On Travel (Holdings) Limited ("Ananda Wing On"), a company with its shares listed on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") for a consideration of approximately HK$130 million and the interest was further diluted to approximately 30.95% after further issue of shares by Ananda Wing On in May 2002.

12. MOVEMENTS IN RECEIVABLES

Included in receivables of approximately HK$123 million (31.12.2001: HK$123 million) and HK$110 million (31.12.2001: HK$110 million) were due from Danwei Limited ("Danwei") and Lucklong Venture Limited ("Lucklong") respectively. Mr. Lau Ko Yuen, Tom, alternate director to Ms. Chau Mei Wah, Rosanna of the Group, is a director of the ultimate holding company of Danwei and Lucklong. In addition, Ms. Chau Mei Wah, Rosanna is also a director of Danwei and Lucklong. Shares of certain property holding companies held by Danwei and Lucklong were pledged to the Group as securities to the loans.

Other than the above amounts of approximately HK$233 million which were secured, the remaining balances of receivables were unsecured. All receivables bear interest at prevailing market rates.

In addition, included in receivables an amount of approximately HK$40 million (31.12.2001: Nil) was due from an associate of the Group.

13. MOVEMENTS IN INVESTMENTS IN SECURITIES

During the period, the Group acquired certain investments at a consideration of approximately HK$306 million and disposed of certain investments with the carrying value of approximately HK$131 million. In addition, an unrealised loss on investments in securities of approximately HK$42 million has been charged in the condensed consolidated income statement during the period. The directors identified an impairment loss of approximately HK$45 million which was charged to the condensed consolidated income statement.

14. TRADE DEBTORS

The Group allows its trade customers a credit period normally ranging from 90 days to 180 days. The aged analysis of the trade debtors at the reporting date is as follows:

	30.6.2002	**31.12.2001**
	HK$'000	*HK$'000*
0 - 90 days	447,874	330,169
91 - 180 days	76,892	93,564
Over 180 days	100,041	57,291
	624,807	481,024

15. CREDITORS AND ACCRUED CHARGES

At the reporting date, included in creditors and accrued charges are creditors with the following aged analysis:

	30.6.2002	**31.12.2001**
	HK$'000	*HK$'000*
0 - 90 days	278,079	278,148
91 - 180 days	38,375	43,876
Over 180 days	41,768	75,570
	358,222	397,594
Add: Accrued charges	34,292	34,291
	392,514	431,885

16. LOANS PAYABLES

During the period, the Group obtained additional unsecured other borrowings of approximately HK$280 million which bear interest at prevailing market rates and are repayable within one year. The borrowings were used for general working capital purposes.

17. SHARE CAPITAL

	Number of shares	Value
		HK$'000
Authorised:		
Ordinary shares of HK$0.10 each at 31st December, 2001 and 30th June, 2002	8,000,000,000	800,000
Issued and fully paid:		
Ordinary shares of HK$0.10 each		
at 1st January, 2002	460,978,942	46,098
Issue of shares	92,000,000	9,200
At 30th June, 2002	552,978,942	55,298

During the period ended 30th June, 2002, the Company issued and allotted 92,000,000 ordinary shares of HK$0.10 each in the Company to its substantial shareholders for cash at HK$0.20 per share. The shares issued rank pari passu with the then existing shares in issue in all respects.

18. COMMITMENTS

At the reporting date, the Group had the following capital commitments:

	30.6.2002	31.12.2001
	HK$'000	*HK$'000*
Contracted for but not provided in the financial statements in respect of:		
- Land development right	208,508	214,254
- Properties under/held for development	27,036	26,902
- Properties under construction	134,974	129,393
- Construction in progress	26,607	10,849
- Interest in an associate	200,000	—
- Property, plant and equipment	—	18,005
	597,125	399,403
Authorised but not contracted for in respect of property, plant and equipment	75,807	35,096

19. CONTINGENT LIABILITIES

(a) At 30th June, 2002, the Group had given guarantees to banks in respect of banking facilities granted to outsiders and an associate with the aggregate amount of approximately HK$189 million (31.12.2001: HK$183 million).

(b) In August 1999, the architect of Paul Y. Plaza located in Guangzhou, the PRC, initiated legal proceedings against Eventic Limited ("Eventic"), an indirect wholly-owned subsidiary of China Land in respect of claim for payment of service fees and other expenses of HK$0.6 million and HK$6.6 million respectively. Eventic is engaged the architect for architectural services in respect of Paul Y. Plaza.

Eventic has vigorously defended the claims and made a counterclaim for loss and damages suffered due to insufficient supervision services provided by the architect.

In view of the counterclaim made by Eventic, the architect amended its total claims to HK$7.7 million. At the date of this report, the proceedings are still ongoing and the stage of the exchange of documents. After taking into consideration the advice of China Land's legal counsel, the directors consider the outcome of the proceedings will not have material adverse financial effect on the Group.

(c) In July 2001, Huizhou World Express Property Ltd. ("Huizhou World Express"), an indirect non-wholly owned subsidiary of China Land as developer, initiated legal proceedings against the Huizhou Municipal Government of the Guangdong Province, the PRC, in its capacity as the guarantor of Huizhou Jia Cheng Group Co., Ltd. ("Huizhou Jia Cheng"), the main contractor in the construction of Hongkong Macau Square, under a guarantee letter dated 7th September, 1994 executed by the Huizhou Municipal Government in favour of Huizhou World Express. The amount claimed by Huizhou World Express was approximately Rmb243.6 million, being the construction costs of approximately Rmb167.5 million paid by Huizhou World Express to Huizhou Jia Cheng together with the damages for the amount of approximately Rmb76.1 million.

As at date of this report, Huizhou World Express is awaiting for the hearing of the case. At this stage, the outcome cannot be predicted with certainty. As the total construction cost of Hongkong Macau Square has already been written off, the directors are of the opinion that there is unlikely to be any material adverse financial impact on the Group in the event that the final judgement is not in favour of Huizhou World Express.

(d) In June 2002, a sub-contractor of Paul Y. Plaza initiated legal proceedings against Eventic, in respect of a claim for payment of sub-contract works for approximately Rmb5.2 million.

Eventic has vigorously defended the claim as there was no contractual relationship between Eventic and the sub-contractor. Eventic has also made a counterclaim and/or set off against the sub-contractor for the balance of unused advance payment and overpayment of approximately Rmb4.2 million and Rmb0.8 million respectively paid to the sub-contractor.

As at the date of this report, the proceedings are still ongoing. The directors are of the opinion that there is unlikely to be any material adverse financial impact on the Group in the event that the final judgement is not in favour of Eventic.

20. PLEDGE OF ASSETS

At 30th June, 2002 and 31st December, 2001 the following assets were pledged to secure credit facilities granted to the Group:

(a) Investment properties with a carrying value of HK$10,410,000 (31.12.2001: HK$17,630,000).

(b) Certain property, plant and equipment with a carrying value of HK$125,546,000 (31.12.2001: HK$234,462,000).

(c) Investments in securities of HK$1,929,000 (31.12.2001: HK$5,244,000).

(d) Certain shares in associates with carrying value of approximately HK$53,194,000 (31.12.2001: HK$53,194,000).

(e) Bank deposits of HK$9,578,000 (31.12.2001: HK$83,520,000).

(f) The right to receive toll fee income of a subsidiary engaged in the toll-highway operation has been pledged to a bank to secure the credit facilities granted to the Group.

In addition, all the assets of a subsidiary of the Group has been pledged to a bank to secure credit facilities granted to the Group.

21. RELATED PARTY TRANSACTIONS

During the period, the Group had the following significant transactions with related parties:

		Six months ended 30th June,	
Name of company	**Nature of transactions**	**2002**	**2001**
		HK$'000	*HK$'000*
Lucklong	Loan interest income received and receivable by the Group	3,035	4,000
Danwei	Loan interest income received and receivable by the Group	3,389	5,000

Note: Danwei and Lucklong are companies, in which certain directors of the Company are the directors of their ultimate holding company and the directors of Danwei and Lucklong.

The above transactions were carried out in accordance with the terms agreed between the relevant parties.

22. POST BALANCE SHEET EVENT

Subsequent to the reporting date, the Group had the following significant subsequent events:

(1) On 4th June, 2002, the Company entered into subscription agreement with Companion Building Material International Holdings Limited ("Companion Building"), a company whose shares are listed on the Hong Kong Stock Exchange, to subscribe 20,000,000,000 new shares of Companion Building for a total consideration of HK$200 million.

The transactions was completed on 20th September, 2002.

(2) Pursuant to a resolution passed at a board of directors' meeting of the Company held on 15th July, 2002, the Company proposed to issue not less than 276,489,471 new shares of HK$0.10 each by way of rights issue ("Rights Issue") at a subscription price of HK$0.15 per rights share to the existing shareholders, in the proportion of one rights share for every two existing shares held, with the bonus issue of warrants. The bonus issue of warrants would be issued to the shareholders under the Rights Issue on the basis of three units of subscription rights with initial subscription price of HK$0.16 each for every five rights shares taken up.

The Rights Issue was completed on 27th August, 2002.

(3) As announced on 29th July, 2002, the Group proposed an extensive group reorganization by entering into following agreements:

(a) On 22nd July, 2002, China Land, entered into a conditional subscription agreement with Ananda Wing On, in relation to a subscription of 1,000,000,000 subscription shares in China Land by Ananda Wing On at an issue price of HK$0.30 per subscription share amounting in aggregate to a total consideration of approximately HK$300 million ("Subscription agreement").

(b) On 22nd July, 2002, China Land entered into a conditional placing agreement with the placing agent, on a best efforts basis, in relation to the placing of up to 1,333,333,333 new shares in China Land at an issue price of HK$0.30 per placing share. Total proceeds of approximately HK$400 million ("Placing Agreement").

(c) On 22nd July, 2002, China Land entered into a conditional sale and purchase agreement with Ananda Wing On to acquire from Ananda Wing On the entire issued share capital of, and the shareholder's loan of approximately HK$44.4 million to, Shropshire Property Limited ("Shropshire") for a consideration of approximately HK$110 million. The consideration will be satisfied by the issue of 366,666,666 new shares in China Land at HK$0.30 per consideration share. Shropshire has the right to acquire 60% interest in Luoyang Golden Gulf Hotel Co., Limited ("Luoyang Golden Gulf"). The principal assets of Luoyang Golden Gulf is Golden Gulf Hotel located in Luoyang, the PRC ("First sale and purchase agreement").

(d) On 22nd July, 2002, China Land entered into another conditional sale and purchase agreement with Paul Y. - ITC Construction Holdings Limited (the "Paul Y. - ITC"), a substantial shareholder of the Company, to acquire from Paul Y. - ITC the entire issued share capital of, and the shareholder's loan of approximately HK$482.5 million to , Rosedale Hotel Group Limited which indirectly owns Best Western Rosedale on the Park for a cash consideration of HK$250 million ("Second sale and purchase agreement").

(e) On 22nd July, 2002, Clever Basin Holdings Limited, a wholly-owned subsidiary of China Land, entered into a conditional sale and purchase agreement with Hutchison Hotels Holdings (International) Limited ("Hutchison Hotels Holdings") to acquire from Hutchison Hotels Holdings the entire issued share capital of, and the shareholder's loan of approximately HK$605.6 million to Makerston Limited, which holds a 95% indirect interest in Beijing Harbour Plaza Co., Limited ("Beijing Harbour") for a total consideration of HK$515 million. The consideration will be satisfied on completion by cash in the amount of HK$150 million and issue of a promissory note for the principal amount of HK$365 million. The principal asset of Beijing Harbour is Beijing Harbour Plaza Hotel ("Third sale and purchase agreement").

Upon the completion of Subscription agreement, Placing agreement, and the First, Second and Third sale and purchase agreements, the interest of China Land held by the Group will be diluted from approximately 65.56% to approximately 27.97%.

The above transactions has not been completed up to the date of this report.

(4) On 19th September, 2002, China Enterprises Limited ("China Enterprises"), a subsidiary of the Company whose shares of which are listed on the New York Stock Exchange ("NYSE") was informed by the NYSE that the NYSE intends to suspend the trading in China Enterprises' common stock prior to the NYSE opening on 27th September, 2002 for a failure to meet the NYSE's continuing listing standards. China Enterprises intends to request a review of the NYSE's decision according to NYSE appeal procedures. Following the review, if China Enterprises is unsuccessful in its appeal, the NYSE may apply to the Securities and Exchange Commission to delist the common stock of China Enterprises from the NYSE.

(5) On 13th September, 2002, China Land and its subsidiary entered into a memorandum of understanding with a third party to dispose of China Land's 60% interest in Shenzhen Longchen Xinyuan Industrial Co., Ltd. at net consideration of approximately HK$60 million.

The above transactions has not been completed up to the date of this report.

UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE GROUP

The following unaudited pro forma statement of adjusted consolidated net tangible assets of the group is based on the audited consolidated balance sheet of the group as at 31st December, 2001, and adjusted to reflect, inter alia, the effects of the deemed disposal of China Land and the interim results of the group for the six months ended 30th June, 2002:

	HK$'000
Audited consolidated net assets value as at 31st December, 2001	2,220,790
Add: Interim results for the six months ended 30th June, 2002	(153,699)
Share of associates's reserve movements for the six months ended 30th June, 2002	844
Exchange differences arising on translation of financial statements of overseas operations for the six months ended 30th June, 2002	(831)
Reserves realised upon disposal/dilution of subsidiaries/associates	(351)
Net proceeds from placement of shares in June 2002	17,779
Unaudited consolidated net assets value as at 30th June, 2002	2,084,532
Add: Negative goodwill less goodwill attributable to the group as at 30th June, 2002	15,600
Net proceeds from rights issue in China Strategic which was completed in August 2002 (the "Rights Issue")	40,000
Less: Goodwill arising from acquisition of Companion *(Note 1)*	(86,513)
Unaudited pro forma adjusted consolidated net tangible assets value of the group before accounting for the deemed disposal of China Land, acquisition of China Land by Ananda Wing On, proposed acquisition of Rosedale Hotel Group, Shropshire and Makerston by China Land	2,053,619

	HK$'000
Changes in unaudited pro forma adjusted consolidated net tangible assets value of the group upon completion of the deemed disposal of China Land, acquisition of China Land by Ananda Wing On, proposed acquisition of Rosedale Hotel Group, Shropshire and Makerston by China Land *(Note 2)*	(54,839)
Unaudited pro forma adjusted consolidated net tangible assets value of the group after accounting for the deemed disposal of China Land, acquisition of China Land by Ananda Wing On, proposed acquisiton of Rosedale Hotel Group, Shropshire and Makerston by China Land	1,998,780
Unaudited pro forma adjusted consolidated net tangible assets value of the group per share based on 829,468,413 shares in issue upon completion of the Rights Issue before accounting for the deemed disposal of China Land, acquisition of China Land by Ananda Wing On, proposed acquisition of Rosedale Hotel Group, Shropshire and Makerston by China Land	HK$2.48
Unaudited pro forma adjusted consolidated net tangible assets value of the group per share based on 829,468,413 shares in issue upon completion of the Rights Issue after accounting for the deemed disposal of China Land, acquisition of China Land by Ananda Wing On, proposed acquisition of Rosedale Hotel Group, Shropshire and Makerston by China Land	HK$2.41

Note 1: Goodwill represented the excess of the cost of acquisition over the group's interest in the amount of the identifiable assets and liabilities of Companion Building Material International Holdings Limited ("Companion") with reference to audited net liabilities of Companion as at 31st March, 2002 and adjustments for deficit arising from revaluation of properties and estimated net proceeds of the subscription and placing of Companion's shares which were stated in the circular issued by Companion dated 22nd July, 2002.

Note 2: The amount represented the changes in the unaudited pro forma adjusted consolidated net tangible assets value attributable to the dilution of the group's direct interests in China Land from approximately 65.6% to 22.0% and the acquisition of China Land by Ananda Wing On with reference to the enlarged net assets value of China Land group upon completion of the proposal agreements stated in the circular issued by China Land dated 5th October, 2002.

UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES OF THE GROUP AFTER COMPLETION OF THE DEEMED DISPOSAL OF CHINA LAND

Set out below is the unaudited pro forma statement of assets and liabilities of the group after the completion of the deemed disposal of China Land.

	Unaudited assets and liabilities as at 30th June 2002	Net proceeds from the Rights Issue	Acquisition of Companion	Adjustment arising from the completion of the proposal agreements	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* *(Note 1)*	*HK$'000*
Non-Current Assets					
Investment properties	40,272	—	—	(28,272)	12,000
Property, plant and equipment	2,104,567	—	—	(1,278,228)	826,339
Properties under/held for development	138,439	—	—	(138,439)	—
Payment for acquisition of land development rights	8,330	—	—	—	8,330
Goodwill	31,891	—	—	—	31,891
Interests in associates	257,420	—	200,000	300,359	757,779
Receivables - due after one year	26,219	—	—	—	26,219
Amount due from China Land	—	—	—	109,193	109,193
Investments in securities	562,040	—	—	(5,725)	556,315
Loans to minority shareholders	26,954	—	—	(26,954)	—
Total Non-current Assets	3,196,132	—	200,000	(1,068,066)	2,328,066
Current Assets					
Properties held for sale	75,062	—	—	(75,062)	—
Inventories	712,842	—	—	(1,171)	711,671
Trade debtors	624,807	—	—	(32,630)	592,177
Receivables - due within one year	755,657	—	—	—	755,657
Receivables from associates	45,018	—	—	—	45,018
Other receivables, deposits and prepayment	295,807	—	—	—	295,807
Advances to contractors	9,439	—	—	(9,439)	—
Income and other tax recoverable	1,207	—	—	—	1,207
Investments in securities	40,000	—	—	—	40,000
Bank balances and cash	477,749	40,000	(200,000)	(19,826)	297,923
Pledged bank deposits	9,578	—	—	(5,618)	3,960
	3,047,166	40,000	(200,000)	(143,746)	2,743,420

	Unaudited assets and liabilities as at 30th June 2002	Net proceeds from the Rights Issue	Acquisition of Companion	Adjustment arising from the completion of the proposal agreements	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* *(Note 1)*	*HK$'000*
Current liabilities					
Creditors and accrued charges	392,514	—	—	(209,718)	182,796
Other payables	695,564	—	—	—	695,564
Loans payables	280,000	—	—	—	280,000
Payables due to related companies	38,076	—	—	—	38,076
Payables due to associates	98	—	—	—	98
Income and other taxes payables	9,169	—	—	—	9,169
Bank loans and other borrowings	877,803	—	—	(25,281)	852,522
	2,293,224	—	—	(234,999)	2,058,225
NET CURRENT ASSETS	753,942	40,000	(200,000)	91,253	685,195
Minority Interests	1,142,975	—	—	(274,575)	868,400
NON-CURRENT LIABILITIES					
Bank loans and other borrowings - due after one year	602,264	—	—	(514,981)	87,283
Deposits received	76,638	—	—	(76,638)	—
Loans from minority shareholders	43,665	—	—	(43,665)	—
TOTAL NON-CURRENT LIABILITIES	722,567	—	—	(635,284)	87,283
NET ASSETS	2,084,532	40,000	—	(66,954)	2,057,578

Note 1: The amount represented the changes in the unaudited pro forma adjusted consolidated net assets value attributable to the dilution of the group's direct interests in China Land from approximately 65.6% to 22.0% and the acquisition of China Land by Ananda Wing On with reference to the enlarged net assets value of China Land group upon completion of the proposal agreements stated in the circular issued by China Land dated 5th October, 2002.

WORKING CAPITAL

The directors are of the opinion that, upon completion of the deemed disposal of interest in China Land, and based on available banking and other facilities and the internal resources of the group, the group has sufficient working capital for its present requirements.

STATEMENT OF INDEBTEDNESS

Basis of preparation

The statement of indebtedness of the group (including China Land group) as at 31st July, 2002, which was prepared by the directors is set out below:

Borrowings

At the close of business on 31st July, 2002 (being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular), the group had outstanding borrowings of approximately HK$1,928.6 million, comprising secured bank loans of approximately HK$717.7 million, unsecured bank loans of approximately HK$834.4 million and other borrowings of approximately HK$376.5 million. The other borrowings comprise amount due to a substantial shareholder of the company's shareholder of approximately HK$37.1 million, amount due to a related company of approximately HK$1 million, obligations under finance leases of approximately HK$3.7 million, loans payables of approximately HK$323.7 million and margin payables of approximately HK$11 million. Included in the unsecured bank loans are amounts of approximately HK$637.9 million which are guaranteed by minority shareholders of subsidiaries and an associate of the company.

Debt securities

As at 31st July, 2002, the group had no debt securities.

Securities and guarantees

The secured borrowings as shown above were secured by certain property, plant and equipment of the group with an aggregate net book value of approximately HK$125 million, the right to receive the toll fee income of a road owned by a subsidiary of the group, certain shares of associates with a carrying value of approximately HK$53.1 million, investment properties of approximately HK$10.4 million, investment securities of approximately HK$6 million, bank deposits of approximately HK$9.6 million and all the assets of a subsidiary of the company.

In addition, shares of a subsidiary with market value of approximately HK$3.9 million was also pledged to secure the margin facilities.

Contingent liabilities

At 31st July, 2002, the group had contingent liabilities in respect of guarantees in favour of banks for facilities granted to an associate of approximately HK$183 million, third parties of approximately HK$16.5 million and a subsidiary of a minority shareholder of approximately HK$7.1 million.

Borrowings and securities of China Land group

At the close of business on 31st July, 2002, China Land group had outstanding borrowings of approximately HK$691.7 million, comprising secured bank loans of approximately HK$543.9 million, obligations under finance leases of approximately HK$3.6 million, loans payables of approximately HK$43.7 million and intra-group borrowings of HK$100.5 million advanced from certain subsidiaries of the company to China Land group. The secured banks loans were secured by property, plant and equipment with net book value of approximately HK$36 million, the right to receive the toll fee income from a road, investment property of approximately HK$10.4 million and bank deposits of HK$5.6 million.

Disclaimer

Save as aforesaid and apart from intra-group liabilities and the litigation as set out under the section headed "Litigation" in appendix IX to this circular, the group did not have, at the close of business on 31st July, 2002, any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges, obligations under hire purchases contracts or finance leases, guarantees, or other material contingent liabilities.

Foreign currency amounts have been translated into Hong Kong dollars at the exchange rates prevailing at the close of business on 31st July, 2002.

Pursuant to the proposal agreements entered on 22nd July, 2002, the direct interest of the group in China Land will be diluted from 65.6% to 22.0% and accordingly the indebtedness of China Land group attributable to the group will be de-consolidated upon completion of the proposal agreements. The directors have confirmed that there has been no material change in the indebtedness and contingent liabilities of the group since 31st July, 2002 and up to the latest practicable date.

Compliance requirement

Pursuant to Rule 14.16(4) of the Listing Rules, an accountants' report on Rosedale Hotel group covering a financial period which must have ended not more than six months before the date of this circular, is required for inclusion into this circular. Owing to the time required for the preparation of such accountants' report, the accountants' report on Rosedale Hotel group included as appendix IV to this circular only covers a period of each of the three years ended 31st March, 2002. China Strategic has made an application to the Stock Exchange for a waiver from strict compliance with Rule 14.16(4) of the Listing Rules. At the same time, China Strategic has undertaken to the Stock Exchange that a separate circular containing an accountants' report of Rosedale Hotel group for each of three years ended 31st March, 2002 and the three months ended 30th June, 2002 be despatched to the shareholders before the date of the extraordinary general meeting, which is expected to be 28th October, 2002.

The following is an extract of accountants' report of Shropshire included in the circular of China Land dated 5th October, 2002:

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

5th October, 2002

The Directors
China Land Group Limited

Dear Sirs,

We set out below our report on the financial information regarding Shropshire Property Limited ("Shropshire") for the period from 20th April, 2001 (date of incorporation) to 31st December, 2001 and the six months ended 30th June, 2002 (the "Relevant Periods") for inclusion in the circular dated 5th October, 2002 of China Land Group Limited in connection with the acquisition by China Land Group Limited of Shropshire (the "Circular").

Shropshire was incorporated in the British Virgin Islands under the International Business Companies Act. Shropshire is a limited company and is engaged in the business of investment holding. At the date of this report, Shropshire has no asset other than a deposit regarding the acquisition of 60% equity interest in Luoyang Golden Gulf Hotel Co., Ltd.

Shropshire has not prepared any audited financial statements since its incorporation as it was incorporated in a country where there is no statutory audit requirement. However, for the purpose of this report, we have carried out independent audit procedures as we considered necessary on Shropshire's management accounts for the Relevant Periods (the "Underlying Financial Statements") in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants ("HKSA") and we have examined the Underlying Financial Statements in accordance with the Auditing Guideline "Prospectus and the Reporting Accountant" as recommended by the HKSA.

The financial information of Shropshire for the Relevant Periods are set out in this report has been prepared based on the Underlying Financial Statements.

The Underlying Financial Statements are the responsibility of the directors of Shropshire. The directors of Shropshire are responsible for the contents of the Circular in which this report is included. It is our responsibility to compile the financial information set out in this report from the Underlying Financial Statements and to report our opinion to you.

In our opinion, the financial information together with the notes thereon gives, for the purpose of this report, a true and fair view of the results of Shropshire for each of the Relevant Periods and of the state of affairs of Shropshire as at 31st December, 2001 and 30th June, 2002.

I. FINANCIAL INFORMATION

The followings are the financial information of Shropshire for the Relevant Periods and as at 31st December, 2001 and 30th June, 2002.

Balance sheets

	Notes	**31st December, 2001** *HK$'000*	**30th June, 2002** *HK$'000*
NON-CURRENT ASSET			
Long term investment deposit	3	—	44,400
CURRENT ASSET			
Amount due from a former shareholder	4	—	—
CURRENT LIABILITY			
Other payable		—	33,600
NET CURRENT ASSET (LIABILITY)		—	(33,600)
TOTAL ASSETS LESS CURRENT LIABILITY		—	10,800
NON-CURRENT LIABILITY			
Amount due to a shareholder	5	—	10,792
		—	8
CAPITAL			
Share capital	6	—	8

Notes to the financial information

1. **General and principal accounting policies**

Neither income statement nor statement of changes in equity is presented as Shropshire has no income and expenses during the Relevant Periods. All the expenses are borne by the shareholders.

The financial information set out in this report has been prepared under the historical cost convention and in accordance with the accounting principles which conform with the accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out below:

Long term investment deposit

Long term investment deposit is stated at cost less impairment losses.

Impairment

At each balance sheet date, Shropshire reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Taxation

The charge for taxation is based on the results for the Relevant Periods as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial information. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial information to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Foreign currencies

Transactions in foreign currencies are translated at the rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are dealt with in the income statement.

2. **Segmental information**

Shropshire is principally engaged in investment holding and has no turnover during the Relevant Periods. All the identifiable assets and liabilities of Shropshire are located in Hong Kong.

3. **Long term investment deposit**

The investment deposit represents amount paid to a third party for the acquisition of the 60% equity interest in Luoyang Golden Gulf Hotel Co., Ltd. whose principal asset is the Luoyang Golden Gulf Hotel in Luoyang, the People's Republic of China pursuant to a conditional agreement entered into on 8th June, 2001. The transaction will be completed within two months upon settlement of the last instalment of the consideration on or before 31st December, 2002.

The following is a summary of the financial information extracted from the audited financial statements of Luoyang Golden Gulf Hotel Co., Ltd. for the period from 22nd March, 1999 (date of establishment) to 31st December, 1999, two years ended 31st December, 2001 and six months ended 30th June, 2002, which are material in context of the Shropshire's financial information:

Results for the period from 22nd March, 1999 (date of establishment) to 31st December, 1999, two years ended 31st December, 2001 and six months ended 30th June, 2002

	22nd March, 1999 to 31st December, 1999	1st January, 2000 to 31st December, 2000	1st January, 2001 to 31st December, 2001	1st January, 2002 to 30th June, 2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	10,844	17,576	15,499	6,202
Loss before taxation	(5,473)	(1,783)	(1,484)	(956)
Taxation	—	(419)	(873)	(372)
Net loss for the year/period	(5,473)	(2,202)	(2,357)	(1,328)

Financial position at 31st December, 1999, 2000, 2001 and 30th June, 2002

	As at 31st December,			As at 30th June,
	1999	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets	120,038	116,773	112,963	111,272
Current assets	4,197	3,941	5,594	5,760
Current liabilities	(8,553)	(7,234)	(7,434)	(7,237)
Net assets	115,682	113,480	111,123	109,795

4. **Amount due from a former shareholder**

The amount due from a former shareholder is disclosed pursuant to section 161B of the Companies Ordinance as follows:

	Balance at 31st December, 2001	Balance at 30th June, 2002	Maximum outstanding during the period from 22nd April, 2001 to 31st December 2001	Maximum outstanding during the period from 1st January, 2002 to 30th June, 2002
	HK$	*HK$*	*HK$*	*HK$*
Netking International Corporation	78	—	78	78

The amount is unsecured, interest-free and repayable on demand.

5. **Amount due to a shareholder**

The amount is unsecured, interest-free and has no fixed repayment terms. The amount is not repayable within one year and is therefore shown as non-current.

6. **Share capital**

Authorised:	
On incorporation and at 31st December, 2001	
50,000 ordinary shares of US$1 each	US$50,000
At 30th June, 2002	
49,000 ordinary shares of US$1 each	US$49,000
1,000 preference shares of US$1 each	US$ 1,000
	US$50,000
Issued and fully paid:	
At 1st May, 2001 and at 31st December, 2001	
10 ordinary shares of US$1 each	US$ 10
Issued during the period	
1,000 preference shares of US$1 each	US$ 1,000
At 30th June, 2002	US$ 1,010
As shown in the financial statements	
At 31st December, 2001	HK$ 78
At 30th June, 2002	HK$ 7,878

Shropshire was incorporated with an authorised share capital of 50,000 ordinary shares of US$1 each. At 1st May, 2001, 10 ordinary shares of US$1 each were issued at par to provide the initial capital of Shropshire.

Pursuant to a board resolution passed on 26th March, 2002, the authorised share capital of Shropshire was changed to 49,000 ordinary shares of US$1 each and 1,000 preference shares of US$1 each. On 22nd April, 2002, 1,000 preference shares of US$1 each were allotted and issued.

The preference shares carry no voting rights and are convertible at the discretion of the shareholder into ordinary shares after one year from the date of issuance on the basis of one preference share for one ordinary share at US$1 each. The preference shares have the preference rights to the first 50% declared dividend during each and every fiscal year.

7. **Capital commitments**

	31st December, 2001	**30th June, 2002**
	HK$'000	*HK$'000*
Capital expenditure in respect of the acquisition of investment in Luoyang Golden Gulf Hotel Co., Ltd.	90,600	46,200

8. **Contingent liabilities**

At 31st December, 2001 and 30th June, 2002, Shropshire did not have any significant contingent liabilities.

9. **Pledge of assets**

At 31st December, 2001 and 30th June, 2002, Shropshire had no pledge of asset.

10. **Related party disclosures**

Other than as disclosed in notes 4 and 5, Shropshire had no other significant related party transactions.

II. SUBSEQUENT FINANCIAL INFORMATION

No audited financial information have been prepared by Shropshire in respect of any period subsequent to 30th June, 2002.

Yours faithfully,
DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong

The following is an extract of compilation report of the Shropshire Group included in the circular of China Land dated 5th October, 2002:

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

5th October, 2002

The Directors
Shropshire Property Limited
China Land Group Limited

Dear Sirs,

COMPILATION REPORT TO DIRECTORS OF SHROPSHIRE PROPERTY LIMITED ("SHROPSHIRE") AND CHINA LAND GROUP LIMITED

On the basis of information provided by management of Shropshire, including the proforma financial statements of Shropshire and the audited financial statements of Luoyang Golden Gulf Hotel Co., Ltd. ("Luoyang Golden Gulf Hotel Co."), we have compiled, on the basis of combined financial information as set out in note 1 to the combined financial information, in accordance with the Statement of Auditing Standards 720 "Engagements to Compile Financial Information" issued by the Hong Kong Society of Accountants, the combined income statement of Shropshire and Luoyang Golden Gulf Hotel Co. (herein collectively referred to as the "Proposed Shropshire Group"), for the period from 22nd March, 1999 (date of establishment of Luoyang Golden Gulf Hotel Co.) to 31st December, 1999, two years ended 31st December, 2001 and six months ended 30th June, 2002 and the combined balance sheets of the Proposed Shropshire Group as at 31st December, 1999, 2000, 2001 and 30th June, 2002.

Management of Shropshire and China Land Group Limited is responsible for this combined financial information. We have not audited or reviewed this combined financial information and accordingly express no assurance thereon.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

I. COMBINED FINANCIAL INFORMATION

Shropshire is a limited company incorporated in the British Virgin Islands under the International Business Act on 20th April, 2001. The following is the combined financial information of Shropshire and Luoyang Golden Gulf Hotel Co. established in the PRC (collectively referred to as "Proposed Shropshire Group") for the period from 22nd March, 1999 (date of establishment of Luoyang Golden Gulf Hotel Co.) to 31st December, 1999, two years ended 31st December, 2001 and six months ended 30th June, 2002 (the "Relevant Periods") prepared on the basis set out in note 1 to the combined financial information.

Combined income statements

	Notes	**22nd March, 1999 to 31st December, 1999**	**1st January, 2000 to 31st December, 2000**	**1st January, 2001 to 31st December, 2001**	**1st January, 2002 to 30th June, 2002**
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	3	10,844	17,576	15,499	6,202
Direct costs		(5,777)	(6,431)	(6,397)	(2,579)
Gross profit		5,067	11,145	9,102	3,623
Other revenue		161	5	22	2
Administrative expenses		(10,701)	(12,933)	(10,608)	(4,582)
Amortisation of goodwill		(895)	(895)	(895)	(448)
Loss from operations	5	(6,368)	(2,678)	(2,379)	(1,405)
Taxation	6	—	(419)	(873)	(371)
Loss before minority interests		(6,368)	(3,097)	(3,252)	(1,776)
Minority interests		2,189	881	943	531
Loss for the year/period		(4,179)	(2,216)	(2,309)	(1,245)

Combined balance sheets

	Notes	As at 31st December, 1999 HK$'000	2000 HK$'000	2001 HK$'000	As at 30th June, 2002 HK$'000
NON-CURRENT ASSETS					
Property, plant and equipment	10	120,038	116,773	112,963	111,272
Goodwill		17,012	16,117	15,222	14,774
		137,050	132,890	128,185	126,046
CURRENT ASSETS					
Inventories, at cost		1,784	1,525	1,508	1,322
Trade and other receivables	11	1,287	1,818	1,870	2,061
Amounts due from related companies	12	—	—	1,117	1,690
Bank balances and cash		1,126	598	1,099	687
		4,197	3,941	5,594	5,760
CURRENT LIABILITIES					
Trade and other payables	13	4,340	5,793	6,142	5,574
Amount due to a related company	12	4,213	1,022	—	—
Taxation payable		—	419	1,292	1,663
		8,553	7,234	7,434	7,237
NET CURRENT LIABILITIES		(4,356)	(3,293)	(1,840)	(1,477)
TOTAL ASSETS LESS CURRENT LIABILITIES		132,694	129,597	126,345	124,569
NON-CURRENT LIABILITY					
Amount due to a shareholder	14	90,592	90,592	90,592	90,592
		42,102	39,005	35,753	33,977
CAPITAL AND RESERVE					
Share capital	15	8	8	8	8
Accumulated losses		(4,179)	(6,395)	(8,704)	(9,949)
		(4,171)	(6,387)	(8,696)	(9,941)
MINORITY INTERESTS		46,273	45,392	44,449	43,918
		42,102	39,005	35,753	33,977

Combined statement of changes in equity

	Share capital	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*
On incorporation	8	—	8
Loss for the period	—	(4,179)	(4,179)
At 31st December, 1999	8	(4,179)	(4,171)
Loss for the year	—	(2,216)	(2,216)
At 31st December, 2000	8	(6,395)	(6,387)
Loss for the year	—	(2,309)	(2,309)
At 31st December, 2001	8	(8,704)	(8,696)
Loss for the period	—	(1,245)	(1,245)
At 30th June, 2002	8	(9,949)	(9,941)

Combined cash flow statements

	Notes	22nd March, 1999 to 31st December, 1999 HK$'000	1st January, 2000 to 31st December, 2000 HK$'000	1st January, 2001 to 31st December, 2001 HK$'000	1st January, 2002 to 30th June, 2002 HK$'000
OPERATING ACTIVITIES					
Cash (used in) generated by operations	16	(239)	3,437	1,902	(9)
Interest received		—	4	15	1
NET CASH (USED IN) GENERATED FROM OPERATING ACTIVITIES		(239)	3,441	1,917	(8)
INVESTING ACTIVITIES					
Acquisition of a subsidiary	17	(90,600)	—	—	—
Purchase of property, plant and equipment		(116)	(813)	(339)	(404)
NET CASH USED IN INVESTING ACTIVITIES		(90,716)	(813)	(339)	(404)
FINANCING ACTIVITIES					
Advances from (repayment to) minority shareholder of a subsidiary		1,481	(3,156)	(1,077)	—
Advance from shareholder		90,592	—	—	—
Issue of share capital		8	—	—	—
NET CASH GENERATED FROM (USED IN) FINANCING ACTIVITIES		92,081	(3,156)	(1,077)	—
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,126	(528)	501	(412)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR/PERIOD		—	1,126	598	1,099
CASH AND CASH EQUIVALENTS AT END OF THE YEAR/PERIOD - representing bank balances and cash		1,126	598	1,099	687

Notes to the combined financial information

1. Basis of Presentation of Combined Financial Information

Pursuant to a conditional agreement (the "Acquisition Agreement") entered into by Shropshire and 洛陽市電業局 (Luoyang Power Supply Bureau) dated 8th June, 2001, Shropshire agreed to acquire 60% equity interest in Luoyang Golden Gulf Hotel Co. for a consideration of HK$90,600,000 (the "Consideration"). Up to July, 2002, a deposit of HK$44,400,000 was paid and upon the payment of the remaining consideration of HK$46,200,000 on or before 31st December, 2002, the acquisition will be completed within two months, whereby, Shropshire will become the holding company of the Proposed Shropshire Group, which comprises Shropshire and Luoyang Golden Gulf Hotel Co..

Luoyang Golden Gulf Hotel Co. was established in the PRC on 22nd March, 1999 and is engaged in hotel operation with operation rights from 22nd March, 1999 to 31st December, 2011. Based on relevant rules and regulations in the PRC and taking into consideration of the legal advise, the directors are of the opinion that Luoyang Golden Gulf Hotel Co. is entitled to renew and extend the operation rights upon its expiry date in 2011.

The combined financial information have been prepared as if Shropshire had been incorporated on 22nd March, 1999, Shropshire had fully paid the Consideration on 22nd March, 1999, Shropshire had become the holding company of the Proposed Shropshire Group on 22nd March, 1999 and the carrying amounts of assets and liabilities of Luoyang Golden Gulf Hotel Co. on 22nd March, 1999 represented the fair value of its identifiable assets and liabilities as at the same date.

The combined income statement and combined cash flow statement of the Proposed Shropshire Group for the Relevant Periods have been prepared as if the group structure of the Proposed Shropshire Group had been in existence throughout the Relevant Periods. The combined balance sheets of the Proposed Shropshire Group as at 31st December, 1999, 2000, 2001 and 30th June, 2002 have been prepared to present the assets and liabilities of the Proposed Shropshire Group as if the Proposed Shropshire Group had been in existence as at those dates.

The combined financial information has been prepared on the basis that the proposed disposal of the Proposed Shropshire Group to China Land Group Limited will be completed and that China Land Group Limited will ensure that the Proposed Shropshire Group has sufficient funding to enable the Proposed Shropshire Group to repay in full its financial obligations as they fall due for the foreseeable future. Accordingly, the combined financial information has been prepared on a going concern basis.

2. Principal accounting policies

The combined financial information has been prepared under the historical cost convention and in accordance with the accounting policies which conform with the accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out below:

Revenue recognition

Hotel revenue from room and other ancillary services is recognised when the services are provided.

Interest income is accrued on a time basis by reference to the principal and at the interest rate applicable.

Property, plant and equipment

Hotel property

Hotel property is stated at cost, less any identified impairment loss at the balance sheet date. No depreciation or amortisation is provided on hotel property. It is the Proposed Shropshire Group's policy to maintain this asset in a continual state of sound repair and maintenance and to extend and make improvements thereto from time to time, and accordingly the directors consider that given the estimated life of this asset any depreciation would be insignificant.

The gain or loss arising from disposal or retirement of hotel property is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Other property, plant and equipment

Property, plant and equipment, other than hotel property, are stated at cost less accumulated depreciation, amortisation and accumulated impairment losses. Depreciation and amortisation is provided to write off the cost of the assets over their estimated useful lives, after taking into account their estimated residual value, using the straight-line method at the following rates per annum:

Furniture, fixture and equipment	10% - 20%
Motor vehicles	20%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Operating leases

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the relevant leases terms.

Goodwill

Goodwill arising on acquisition represents the excess of the cost of acquisition over the Proposed Shropshire Group's interest in the fair value of the identifiable assets and liabilities of the Luoyang Golden Gulf Hotel Co. at the date of acquisition.

Goodwill arising on acquisition is capitalised and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of the Luoyang Golden Gulf Hotel Co. is presented separately in the balance sheet.

On disposal of the Luoyang Golden Gulf Hotel Co., the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

Impairment

At each balance sheet date, the Proposed Shropshire Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories comprising food, beverage and general stores, are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Taxation

The charge for taxation is based on the results for the Relevant Periods as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial information. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial information to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Foreign currencies

Transactions in foreign currencies are translated at the rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are dealt with in the income statement.

On combination, the financial statements of Luoyang Golden Gulf Hotel Co. which are denominated in currencies other than Hong Kong dollar are translated at the rates ruling on the balance sheet date. All exchange differences arising on combination are dealt with in reserves.

Retirement benefit costs

The retirement benefit costs charged to the income statement represent the contribution payable in respect of the Relevant Periods to the Proposed Shropshire Group's defined contribution scheme.

3. **Turnover**

Turnover represents the net amounts received and receivable from outside customers less business tax is analysed as follows:

	22nd March, 1999 to 31st December, 1999	1st January, 2000 to 31st December, 2000	1st January, 2001 to 31st December, 2001	1st January, 2002 to 30th June, 2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Room sales	5,236	8,254	7,135	3,702
Food and beverages sales	5,699	8,626	6,337	2,195
Other operating income	573	1,743	2,897	666
	11,508	18,623	16,369	6,563
Less: Business tax	(664)	(1,047)	(870)	(361)
	10,844	17,576	15,499	6,202

4. **Segmental information**

No analysis of the Proposed Shropshire Group's segmental information by business or geographical segments is presented as the Proposed Shropshire Group is engaged solely in hotel operations in the PRC. All identifiable assets of the Proposed Shropshire Group are located in the PRC.

5. **Loss from operations**

	22nd March, 1999 to 31st December, 1999	1st January, 2000 to 31st December, 2000	1st January, 2001 to 31st December, 2001	1st January, 2002 to 30th June, 2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Loss from operations has been arrived at after charging:				
Directors' remuneration	—	—	—	—
Retirement benefits scheme contributions	295	414	377	160
Other staff costs *(note 9)*	2,110	2,960	2,695	1,145
Total staff costs	2,405	3,374	3,072	1,305
Auditors' remuneration	3	4	4	—
Depreciation and amortisation	3,985	4,078	4,149	2,095
and after crediting:				
Interest income	—	4	15	1
Net rental income in respect of premises, net of negligible outgoings	14	34	311	344

6. **Taxation**

No provision of Hong Kong Profits Tax has been made as the Proposed Shropshire Group's income neither arises in nor is derived from Hong Kong.

The charge represents the PRC enterprise income tax calculated at the rates prevailing in that jurisdiction.

There was no significant unprovided deferred taxation for the Relevant Periods or at the respective balance sheet dates.

7. **Dividends**

No dividends have been paid or declared by the Proposed Shropshire Group during the Relevant Periods.

8. **Loss per share**

Loss per share had not been presented as such information is not required for disclosure for private companies.

9. **Directors' and employees' remunerations**

Directors' emoluments

There were no directors' emoluments paid to the directors of Shropshire for the Relevant Periods.

Employees' emoluments

There were no directors included in the five highest paid individuals for the Relevant Periods. The emoluments of the five highest paid individuals were as follows:

	22nd March, 1999 to 31st December, 1999	1st January, 2000 to 31st December, 2000	1st January, 2001 to 31st December, 2001	1st January, 2002 to 30th June, 2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Salaries and allowances	254	340	340	142
Retirement benefits scheme contributions	36	48	48	20
	290	388	388	162

The emoluments of each of the five highest paid employees for the Relevant Periods were less than HK$1,000,000.

During the Relevant Periods, no emoluments were paid by the Proposed Shropshire Group to any of the directors or the five highest paid individuals as an inducement to join or upon joining the Proposed Shropshire Group or as compensation for loss of office. None of the directors waived any emoluments during the Relevant Periods.

10. **Property, plant and equipment**

	Hotel property	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
COST				
Acquired on acquisition of a subsidiary	96,058	27,849	—	123,907
Additions	—	—	116	116
At 31st December, 1999	96,058	27,849	116	124,023
Additions	—	813	—	813
At 31st December, 2000	96,058	28,662	116	124,836
Additions	—	339	—	339
At 31st December, 2001	96,058	29,001	116	125,175
Additions	—	404	—	404
At 30th June, 2002	96,058	29,405	116	125,579
DEPRECIATION AND AMORTISATION				
Charge for the period and at 31st December, 1999	—	3,968	17	3,985
Charge for the year	—	4,056	22	4,078
At 31st December, 2000	—	8,024	39	8,063
Charge for the year	—	4,127	22	4,149
At 31st December, 2001	—	12,151	61	12,212
Charge for the period	—	2,084	11	2,095
At 30th June, 2002	—	14,235	72	14,307
NET BOOK VALUES				
At 31st December, 1999	96,058	23,881	99	120,038
At 31st December, 2000	96,058	20,638	77	116,773
At 31st December, 2001	96,058	16,850	55	112,963
At 30th June, 2002	96,058	15,170	44	111,272

The hotel property is situated in the PRC and held under a medium term land use rights, which are currently held by Luoyang Power Supply Bureau, a minority shareholder of Luoyang Golden Gulf Hotel Co.. Pursuant to a land use rights agreement entered into between Luoyang Power Supply Bureau and Luoyang Golden Gulf Hotel Co. on 15th April, 1999, Luoyang Power Supply Bureau agreed to permit Luoyang Golden Gulf Hotel Co. to use the land use right of the hotel property for a term commencing from April 1999 to April 2049 for hotel use. According to the undertaking entered into between Shropshire and Luoyang Power Supply Bureau on 16th September, 2002, Luoyang Power Supply Bureau agreed to assist Luoyang Golden Gulf Hotel Co. to apply for the transfer of the land use rights of the hotel property to Luoyang Golden Gulf Hotel Co.. Based on relevant rules and regulations in the PRC and taking into consideration of the legal advice, the directors are of the opinion that the transfer of land use rights can be properly completed in due course.

11. **Trade and other receivables**

The Proposed Shropshire Group allows its trade customers with credit period normally ranging from 30 to 60 days.

The aged analysis of trade receivables at the respective balance sheet dates is as follows:

	As at 31st December,			**As at 30th June,**
	1999	**2000**	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
0 - 30 days	212	513	186	121
31 - 60 days	100	77	93	91
Over 60 days	421	718	1,021	1,248
	733	1,308	1,300	1,460
Other receivables	554	510	570	601
	1,287	1,818	1,870	2,061

12. **Amount(s) due from/to related companies**

The amounts represent balance due from/to minority shareholders of Luoyang Golden Gulf Hotel Co., which are unsecured, interest-free and are repayable on demand.

13. **Trade and other payables**

The aged analysis of trade payables at the respective balance sheet dates is as follows:

	As at 31st December,			As at 30th June,
	1999	**2000**	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
0 - 30 days	215	150	81	254
31 - 60 days	257	122	182	214
Over 60 days	2,256	2,263	2,093	1,474
	2,728	2,535	2,356	1,942
Other payables	1,612	3,258	3,786	3,632
	4,340	5,793	6,142	5,574

14. **Amount due to a shareholder**

The amount is unsecured, interest-free and has no fixed repayment terms. The amount is not repayable within one year and is therefore shown as non-current.

15. **Share capital**

Authorised:	
49,000 ordinary shares of US$1 each	
On incorporation, at 31st December, 1999, 2000, 2001 and at 30th June, 2002	US$49,000
1,000 preference shares of US$1 each	
On incorporation, at 31st December, 1999, 2000, 2001 and at 30th June, 2002	US$1,000
	US$50,000
Issued and fully paid:	
10 ordinary shares of US$1 each	
On incorporation, at 31st December, 1999, 2000, 2001 and at 30th June, 2002	US$10
1,000 preference shares of US$1 each	
On incorporation, at 31st December, 1999, 2000, 2001 and at 30th June, 2002	US$1,000
	US$1,010
As shown in the financial statements	HK$7,870

Shropshire was incorporated with an authorised share capital of 49,000 ordinary shares at US$1 each and 1,000 preference shares of US$1 each. At the time of incorporation, 10 ordinary shares of US$1 each and 1,000 preference shares of US$1 each were issued at par to provide the initial capital of Shropshire.

The preference shares carry no voting rights and is convertible at the discretion of the shareholder into ordinary shares after one year from the date of issuance on the basis of one preference share for one ordinary share at US$1 each. The preference shares have the preference rights to the first 50% declared dividend during each and every fiscal year.

16. **Reconciliation of loss from operations to cash (used in) generated by operations**

	22nd March, 1999 to 31st December, 1999	1st January, 2000 to 31st December, 2000	1st January, 2001 to 31st December, 2001	1st January, 2002 to 30th June, 2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Loss from operations	(6,368)	(2,678)	(2,379)	(1,405)
Adjustment for:				
Interest income	—	(4)	(15)	(1)
Amortisation of goodwill	895	895	895	448
Depreciation and amortisation	3,985	4,078	4,149	2,095
Operating cash flow before movements in working capital	(1,488)	2,291	2,650	1,137
(Increase) decrease in inventories	(1,784)	259	17	186
Increase in trade and other receivables	(1,287)	(531)	(52)	(191)
Increase (decrease) in trade and other payables	4,340	1,453	349	(568)
(Increase) decrease in amounts due from (to) related companies	(20)	(35)	(1,062)	(573)
Cash (used in) generated by operations	(239)	3,437	1,902	(9)

17. **Acquisition of a subsidiary**

Pursuant to the Acquisition Agreement, the acquisition of 60% equity interest in Luoyang Golden Gulf Hotel Co. by Shropshire will be completed within two months upon the settlement of the Consideration on or before 31st December, 2002. This acquisition has been accounted for by the acquisition method of accounting as if Shropshire had acquired Luoyang Golden Gulf Hotel Co. at its date of establishment on 22nd March, 1999 and the Consideration had been settled as at that date. The carrying amount of assets and liabilities of Luoyang Golden Gulf Hotel Co. on 22nd March, 1999 deemed to approximate the fair value of its separate assets and liabilities as at the same date.

	1999
	HK$'000
Net assets acquired:	
Property, plant and equipment	123,907
Amount due to a related company	(2,752)
Minority interests	(48,462)
	72,693
Goodwill	17,907
	90,600
Satisfied by:	
Cash consideration	90,600

18. **Operating lease arrangements**

The Proposed Shropshire Group as lessor

The Proposed Shropshire Group has earned property rental income of approximately HK$14,000, HK$34,000 and HK$311,000 and HK$344,000 for each of Relevant Periods. All of the properties held for each of the Relevant Periods have committed tenants for the next two years.

At the respective balance sheet dates, the Proposed Shropshire Group had contracted with tenants for the following future minimum lease payments which fall due as follows:

	As at 31st December,			**As at 30th June,**
	1999	**2000**	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	28	91	706	905
In the second to fifth year inclusive	43	14	503	141
	71	105	1,209	1,046

19. **Contingent liabilities**

At 30th June, 2002, certain part of a hotel property with an approximate carrying value of HK$15.7 million was pledged to a bank for facilities of approximately HK$4.7 million granted to a third party. The pledge was released subsequently on 1st August, 2002.

20. **Retirement benefits schemes**

Shropshire do not operate retirement schemes for the Relevant Periods.

The employees of Luoyang Golden Gulf Hotel Co. in the PRC are members of a state-managed retirement benefits scheme operated by the government in the PRC. Luoyang Golden Gulf Hotel Co. is required to contribute a specified percentage of their payroll costs to be retirement benefits scheme. The only obligation of Luoyang Golden Gulf Hotel Co. with respect to the retirement benefits scheme is to make the specified contributions.

During the Relevant Periods, the total amounts contributed by the Proposed Shropshire Group to the schemes and cost charged to the income statement represents contribution payable to the schemes by the Proposed Shropshire Group at rates specified in the rules of the schemes.

21. **Related party transactions**

During the Relevant Periods, the Proposed Shropshire Group has the following related party transactions:

Name of related party	Nature of transaction	22nd March, 1999 to 31st December, 1999	1st January, 2000 to 31st December, 2000	1st January, 2001 to 31st December, 2001	1st January, 2002 to 30th June, 2002
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Luoyang Power Supply Bureau	Hotel room sales	826	1,632	1,855	659
洛陽龍羽電力發展集團有限責任公司 ("Luoyang Longyu Power Development (Group) Company Limited")	Hotel room sales	20	35	39	58

In the opinion of the directors, the above related party transactions are determined at terms agreed by both parties and are in the ordinary course of business for the Relevant Periods.

The following is an extract of accountants' report of the Rosedale Hotel Group included in the circular of China Land dated 5th October, 2002.

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

5th October, 2002

The Directors
China Land Group Limited

Dear Sirs,

We set out below our report on the financial information which is presented on the basis as set out in note 1 to the financial information, regarding Rosedale Hotel Group Limited (formerly Amour Limited) ("Rosedale") and its subsidiaries (hereinafter collectively referred to as the "Rosedale Hotel group") for each of the three years ended 31st March, 2002 (the "Relevant Periods"), for inclusion in the circular dated 5th October, 2002 of China Land Group Limited in connection with the acquisition by China Land Group Limited of Rosedale Hotel group (the "Circular").

Rosedale was incorporated on 8th February, 1994 in the British Virgin Islands ("BVI") under the International Business Companies Act. Rosedale is an investment holding company and its ultimate holding company is Paul Y. - ITC Construction Holdings Limited ("Paul Y."). On 14th February, 2000, Paul Y. acquired the entire interest in Rosedale Hotel Management Limited (formerly Cheer Success Hospitality Management Consultant Limited). Through a group-reorganisation in March and April 2002, Paul Y. transferred the entire interest in Rosedale Hotel Management Limited, Success Profits Limited and Star Vision Holdings Limited to Rosedale. On 25th April, 2002, Rosedale acquired the entire interest in Rosedale Hotel Management International Limited (formerly Star Diamond Investments Limited) and became the holding company of the subsidiaries now comprising the Rosedale Hotel group.

As at the date of this report, the particulars of the Rosedale's subsidiaries are as follows:

Name of subsidiary	Date and place of incorporation/ registration	Issued and fully paid up share capital	Attributable equity interest held by Rosedale Directly	Attributable equity interest held by Rosedale Indirectly	Principal activities
Hey Wealth Limited	25th November, 1993, Hong Kong	HK$2	—	100%	Property holding

Name of subsidiary	Date and place of incorporation/ registration	Issued and fully paid up share capital	Attributable equity interest held by Rosedale		Principal activities
			Directly	Indirectly	
Rosedale Hotel Management Limited	20th June, 1997, Hong Kong	HK$2	100%	—	Hotel management
Rosedale Hotel Management International Limited	13th June, 1995, BVI	US$1	100%	—	Hotel Management
Rosedale Park Limited (formerly Unistress Concrete Blocks (HK) Limited)	4th June, 1991, Hong Kong	HK$2	100%	—	Hotel operation
Star Vision Holdings Limited	11th December, 2000, Hong Kong	HK$500,000	—	100%	Restaurants operation
Success Profits Limited	1st December, 2000, BVI	US$1	100%	—	Investment holding
Yarra Group Limited	14th December, 1993, BVI	US$1	100%	—	Investment holding

We have acted as auditors of all the subsidiaries of the Rosedale Hotel group for the Relevant Periods, or since their respective date of incorporation or acquisition where this is a shorter period.

Audited financial statements have been prepared for Hey Wealth Limited and Rosedale Park Limited for the year ended 31st March, 2000, 2001 and 2002, Rosedale Hotel Management Limited for the fifteen months ended 31st March, 2001 and year ended 31st March, 2002, and Star Vision Holdings Limited for the period from 11th December, 2000 (date of incorporation) to 31st March, 2002.

No audited financial statements have been issued by Rosedale, Success Profits Limited and Yarra Group Limited, which were incorporated in a country where there were no statutory audit requirements. For the purpose of this report, we have carried out independent audit procedures in accordance with Statement of Auditing Standards issued by the Hong Kong Society of Accountants on the management accounts of these companies, and, of Rosedale Hotel Management Limited and Star Vision Holdings Limited for each of the Relevant Periods, or since their respective date of incorporation or acquisition.

We have examined the audited financial statements or, where appropriate, management accounts of the companies now comprising the Rosedale Hotel group for each of the Relevant Periods or since their respective dates of incorporation or acquisition to 31st March, 2002. Our examination was made in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" as recommended by the Hong Kong Society of Accountants.

The combined income statements and combined cash flows of the Rosedale Hotel group for each of the Relevant Periods and the combined balance sheets of the Rosedale Hotel group as at 31st March 2000, 2001 and 2002 set out in this report have been prepared from the audited financial statements or management accounts (the "Underlying Financial Statements") of the companies comprising the Rosedale Hotel group on the basis set out in note 1 to the financial information, no adjustments is considered necessary for the purposes of preparing our report for inclusion in the Circular.

The Underlying Financial Statements are the responsibility of the directors of Rosedale. The directors of Rosedale are responsible for the contents of the Circular in which this report is included. It is our responsibility to compile the financial information set out in this report from the Underlying Financial Statements, to form an independent opinion on the financial information and to report our opinion to you.

In our opinion, the financial information together with the notes thereon gives, for the purpose of this report, a true and fair view of the combined results and combined cash flows of the Rosedale Hotel group for the Relevant Periods and of the state of affairs of the Rosedale Hotel group as at 31st March, 2000, 2001 and 2002.

I. FINANCIAL INFORMATION

The followings are the financial information of the Rosedale Hotel group and Rosedale as at 31st March, 2000, 2001 and 2002 and of the Rosedale Hotel group for the Relevant Periods prepared on the basis set out in note 1 to the financial information:

Combined income statements

		Year ended 31st March,		
	Notes	**2000**	**2001**	**2002**
		HK$'000	*HK$'000*	*HK$'000*
Turnover	3	—	5,033	64,918
Direct costs		(423)	(17,574)	(34,976)
Gross profit (loss)		(423)	(12,541)	29,942
Other revenue		29	45	—
Administrative expenses		(272)	(2,953)	(39,844)
Write back of impairment loss (recognised) on property, plant and equipment		(212,499)	—	45,000
Profit (loss) from operations	5	(213,165)	(15,449)	35,098
Finance costs	6	—	(4,425)	(17,644)
Profit (loss) for the year		(213,165)	(19,874)	17,454

Combined balance sheets

	Notes	As at 31st March, 2000 HK$'000	2001 HK$'000	2002 HK$'000
NON-CURRENT ASSET				
Property, plant and equipment	11	512,393	619,326	656,370
CURRENT ASSETS				
Inventories, at cost		—	2,595	2,839
Trade and other receivables	13	130	3,453	8,161
Bank balances and cash		48	259	813
		178	6,307	11,813
CURRENT LIABILITIES				
Trade and other payables	14	304	77,994	8,088
Secured bank borrowings				
- due within one year	15	—	—	21,480
		304	77,994	29,568
NET CURRENT LIABILITIES		(126)	(71,687)	(17,755)
TOTAL ASSETS LESS CURRENT LIABILITIES		512,267	547,639	638,615
NON-CURRENT LIABILITIES				
Secured bank borrowings				
- due after one year	15	—	—	378,520
Amounts due to fellow subsidiaries	16	726,378	781,624	294,867
Amount due to ultimate holding company	17	—	—	181,759
		726,378	781,624	855,146
		(214,111)	(233,985)	(216,531)
CAPITAL AND RESERVE				
Share capital	18	—	—	—
Accumulated losses		(214,111)	(233,985)	(216,531)
		(214,111)	(233,985)	(216,531)

Balance sheets

		As at 31st March,		
	Notes	**2000**	**2001**	**2002**
		HK$'000	*HK$'000*	*HK$'000*
NON-CURRENT ASSET				
Interests in subsidiaries	12	82,934	82,934	179,321
CURRENT ASSETS				
Other receivables		76,814	—	4
Amount due from a fellow subsidiary		—	—	2,361
		76,814	—	2,365
TOTAL ASSETS		159,748	82,934	181,686
NON-CURRENT LIABILITIES				
Amount due to a fellow subsidiary	16	159,788	82,981	—
Amount due to ultimate holding company	17	—	—	181,759
		159,788	82,981	181,759
		(40)	(47)	(73)
CAPITAL AND RESERVE				
Share capital	18	—	—	—
Accumulated losses	19	(40)	(47)	(73)
		(40)	(47)	(73)

Combined statement of changes in equity

	Share capital	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*
At 1st April, 1999	—	(946)	(946)
Loss for the year	—	(213,165)	(213,165)
At 31st March, 2000	—	(214,111)	(214,111)
Loss for the year	—	(19,874)	(19,874)
At 31st March, 2001	—	(233,985)	(233,985)
Profit for the year	—	17,454	17,454
At 31st March, 2002	—	(216,531)	(216,531)

Combined cash flow statements

	Notes	Year ended 31st March, 2000 HK$'000	2001 HK$'000	2002 HK$'000
OPERATING ACTIVITIES				
Cash used in operations	20	(389)	(11,113)	(1,544)
Interest received		29	20	—
NET CASH USED IN OPERATING ACTIVITIES		(360)	(11,093)	(1,544)
INVESTING ACTIVITIES				
Payments in respect of property, plant and equipment		(18,980)	(30,336)	(75,260)
Proceeds on disposal of property, plant and equipment		—	21	—
Acquisition of subsidiary, net of cash and cash equivalent	21	33	—	—
NET CASH USED IN INVESTING ACTIVITIES		(18,947)	(30,315)	(75,260)
FINANCING ACTIVITIES				
Advances from (repayment to) fellow subsidiaries		19,345	55,246	(486,757)
Bank borrowings raised		—	—	400,000
Interest paid		—	(13,627)	(17,644)
Advance from ultimate holding company		—	—	181,759
NET CASH GENERATED FROM FINANCING ACTIVITIES		19,345	41,619	77,358
NET INCREASE IN CASH AND CASH EQUIVALENTS		38	211	554
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		10	48	259
CASH AND CASH EQUIVALENTS AT END OF THE YEAR, representing bank balances and cash		48	259	813

Notes to the financial information

1. Basis of preparation of financial information

The combined income statements and combined cash flow statements of the companies now comprising the Rosedale Hotel group for the Relevant Periods have been prepared as if the current group structure had been in existence throughout the Relevant Periods, or since their respective dates of incorporation or acquisition, where this is a shorter period. The combined balance sheet of the Rosedale Hotel group as at 31st March, 2000, 2001 and 2002 have been prepared to present the assets and liabilities of the Rosedale Hotel group as at the respective dates as if the current group structure had been in existence as at those dates.

All significant intra-group transactions and balances have been eliminated on combination.

The financial information has been prepared on the basis that the proposed disposal of the Rosedale Hotel group to China Land Group Limited will be completed and that China Land Group Limited will ensure that the Rosedale Hotel group has sufficient funding to enable the Rosedale Hotel group to repay in full its financial obligation as they fall due for the foreseeable future. Accordingly, the financial information has been prepared on a going concern basis.

2. Principal accounting policies

The financial information set out in this report has been prepared under the historical cost convention and in accordance with the accounting policies which conform with the accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out below:

Revenue recognition

Hotel revenue from room and other ancillary services is recognised when the services are provided.

Interest income is accrued on a time basis by reference to the principal and at the interest rate applicable.

Interests in subsidiaries

Interests in subsidiaries are included in Rosedale's balance sheet at cost, less any identified impairment loss.

Goodwill

Goodwill arising on combination represents the excess of the cost of acquisition over the Rosedale Hotel group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. Goodwill arising on acquisition is capitalised and amortised on a straight line basis over its useful economic life.

On disposal of a subsidiary, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

Property, plant and equipment

Hotel property

Hotel property under construction are stated at cost less accumulated impairment loss. No depreciation or amortisation is provided. Cost comprises land costs, development costs, borrowing cost capitalised in accordance with the Rosedale Hotel group's accounting policy and other direct cost attributable to the property.

Hotel property is stated at cost less accumulated impairment loss. No depreciation or amortisation is provided on hotel property. It is the Rosedale Hotel group's policy to maintain in a continual state of sound repair and maintenance and to extend and make improvements thereto from time to time, and accordingly the directors consider that given the estimated life of this asset any depreciation would be insignificant.

The gain or loss arising from disposal or retirement of hotel property is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Other property, plant and equipment

Property, plant and equipment, other than hotel property, are stated at cost less accumulated depreciation, amortisation and accumulated impairment losses.

Depreciation and amortisation is provided to write off the cost of the assets over their estimated useful lives, after taking into account their estimated residual value, using the straight-line method, at the following rates per annum:

Plant and machinery	20%
Furniture and fixtures	10% - 20%
Leasehold improvements	10% - 20%
Motor vehicle	20%
Computer equipment	33⅓%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Operating leases

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the relevant leases terms.

Impairment

At each balance sheet date, the Rosedale Hotel group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying asset, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale are capitalised as part of the cost of that assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as expenses in the year in which they are incurred.

Inventories

Inventories comprising food, beverage and general stores, are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Taxation

The charge for taxation is based on the results for the Relevant Periods as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial information. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial information to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Foreign currencies

Transactions in foreign currencies are translated at the rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are dealt with in the income statement.

Retirement benefit costs

The retirement benefit costs charged to the income statement represent the contribution payable in respect of the Relevant Periods to the Rosedale Hotel group's defined contribution scheme.

3. **Turnover**

Turnover represents the net amounts received and receivable from outsider customers is analysed as follows:

	Year ended 31st March,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Room sales	—	3,614	43,089
Food and beverages sales	—	1,419	21,688
Consultancy service	—	—	141
	—	5,033	64,918

4. **Segmental information**

No analysis of the Rosedale Hotel group's segmental information by business or geographical segments is presented as Rosedale Hotel group is solely engaged in hotel operations in Hong Kong. All identifiable assets of the Rosedale Hotel group are located in Hong Kong.

5. **Profit (loss) from operations**

	Year ended 31st March,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Profit (loss) from operations has been arrived at after charging:			
Directors' remuneration	—	—	—
Other staff costs *(note 10)*	140	8,091	28,795
Other retirement benefits scheme contributions	—	678	1,521
Total staff costs	140	8,769	30,316
Auditors' remuneration	15	42	88
Depreciation and amortisation	—	2,199	13,591
Goodwill acquired and impaired	217	—	—
Operating lease rentals in respect of premises	36	591	979
Loss on disposal of property, plant and equipment	—	10	—
and after crediting:			
Bank interest income	29	20	—

6. **Finance costs**

	Year ended 31st March,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Interest on:			
Bank loans not wholly repayable within five years	—	—	15,793
Other borrowing	—	—	58
Advance from a fellow subsidiary	—	13,627	1,275
Amortisation of bank loan arrangement fee	—	—	518
	—	13,627	17,644
Less: Amount capitalised included in property held under development	—	(9,202)	—
	—	4,425	17,644

7. **Taxation**

No provision of Hong Kong Profits Tax has been made as the Rosedale Hotel group has no assessable profits during the Relevant Periods.

The major components of deferred taxation credit (charge) not recognised for the Relevant Periods are as follows:

	Year ended 31st March,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Tax effect of timing differences attributable to:			
Shortfall (excess) of tax allowances over depreciation	—	(2,027)	1,917
Tax losses arising	15	5,027	5,168
	15	3,000	7,085

At the balance sheet date, the major components of deferred taxation asset (liability) not recognised in the financial statements are as follows:

	As at 31st March,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Tax effect of timing differences attributable to:			
Excess of tax allowances over depreciation charged in the financial statements	—	(2,027)	(110)
Unutilised tax losses	1,712	6,739	11,907
	1,712	4,712	11,797

The deferred taxation asset is not recognised because it is uncertain whether the tax benefits will be realisable in the foreseeable future.

8. **Dividends**

No dividends has been paid or declared by the Rosedale Hotel group since the date of its incorporation. In addition, no dividends have been paid or declared by any of the companies comprising the Rosedale Hotel group during the Relevant Periods.

9. **Loss per share**

Loss per share had not been presented as such information is not required for disclosure for private companies.

10. **Employees' remunerations**

Employees' emoluments

The emoluments of the five highest paid individuals were as follows:

	Year ended 31st March,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Salaries and allowances	140	2,112	2,921
Retirement benefits scheme contributions	—	50	111
	140	2,162	3,032

Emoluments of the five highest paid individuals were within the following bands:

Nil to HK$1,000,000	4	4	5
HK$1,000,001 to HK$1,500,000	—	1	—

During the Relevant Periods, no emoluments were paid by the Rosedale Hotel group to any of the directors or the five highest paid individuals as an inducement to join or upon joining the Rosedale Hotel group or as compensation for loss of office. None of the directors waived any emoluments during the Relevant Periods.

11. **Property, plant and equipment**

	Hotel property	Plant and machinery	Furniture and fixtures	Computer equipment	Motor vehicles	Leasehold improvement	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
COST							
At 1st April, 1999	705,674	—	—	—	—	—	705,674
On acquisition of subsidiary	—	—	268	85	—	—	353
Additions	18,980	—	—	—	—	—	18,980
At 31st March, 2000	724,654	—	268	85	—	—	725,007
Additions	47,845	252	57,119	3,947	—	—	109,163
Disposals	—	—	(44)	—	—	—	(44)
At 31st March, 2001	772,499	252	57,343	4,032	—	—	834,126
Additions	—	4	2,999	371	302	1,959	5,635
At 31st March, 2002	772,499	256	60,342	4,403	302	1,959	839,761
DEPRECIATION, AMORTISATION AND IMPAIRMENT							
At 1st April, 1999	—	—	—	—	—	—	—
On acquisition of subsidiary	—	—	89	26	—	—	115
Impairment loss recognised	212,499	—	—	—	—	—	212,499
At 31st March, 2000	212,499	—	89	26	—	—	212,614
Provided for the year	—	8	1,921	270	—	—	2,199
Eliminated on disposals	—	—	(13)	—	—	—	(13)
At 31st March, 2001	212,499	8	1,997	296	—	—	214,800
Provided for the year	—	51	11,813	1,402	60	265	13,591
Write back of impairment loss	(45,000)	—	—	—	—	—	(45,000)
At 31st March, 2002	167,499	59	13,810	1,698	60	265	183,391
NET BOOK VALUE							
At 31st March, 2000	512,155	—	179	59	—	—	512,393
At 31st March, 2001	560,000	244	55,346	3,736	—	—	619,326
At 31st March, 2002	605,000	197	46,532	2,705	242	1,694	656,370

During the year ended 31st March, 2000, the directors reviewed the carrying value of the hotel property and identified that the recoverable amount of the hotel property, estimated by reference to the cash flows from the property upon completion discounted at the prevailing interest rates, were lower than the carrying value. Accordingly, an impairment loss of approximately HK$212,499,000 had been identified and recognised in the combined income statement for the year ended 31st March, 2000.

The hotel property was completed during the year ended 2001.

During the year ended 31st March, 2002, the directors reviewed the carrying value of the hotel property and identified that the recoverable amount of the hotel property, estimated by reference to the cash flows from the hotel property discounted at the prevailing interest rates, exceeded its carrying value. Accordingly, an impairment loss of approximately HK$45,000,000 was written back to the combined income statement for the year ended 31st March, 2002.

The hotel property is situated in Hong Kong and is held under long term leases.

12. **Interests in subsidiaries**

	As at 31st March,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Unlisted shares, at cost	82,934	82,934	82,934
Amounts due from subsidiaries	—	—	96,387
	82,934	82,934	179,321

The amounts due from subsidiaries are unsecured, interest-free and have no fixed repayment terms. In the opinion of the directors, the amounts are unlikely to be repaid within one year and are therefore shown as non-current.

13. **Trade and other receivables**

The Rosedale Hotel group allows its trade customers with credit period normally ranging from 30 to 60 days.

The aged analysis of trade receivables at the respective balance sheet date is as follows:

	As at 31st March,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
0 - 30 days	—	1,607	2,444
31 - 60 days	—	50	188
Over 60 days	—	—	758
	—	1,657	3,390
Other receivables	130	1,796	4,771
	130	3,453	8,161

14. **Trade and other payables**

The aged analysis of trade payables at the respective balance sheet date is as follows:

	As at 31st March,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
0 - 30 days	13	3,192	1,165
31 days - 60 days	—	1,704	977
Over 60 days	—	2,419	1,829
	13	7,315	3,971
Other payables	291	70,679	4,117
	304	77,994	8,088

15. **Secured bank borrowings**

	As at 31st March,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
The bank loans are repayable as follows:			
Within one year	—	—	21,480
More than one year, but not exceeding two years	—	—	28,640
More than two years, but not exceeding five years	—	—	85,920
More than five years	—	—	263,960
	—	—	400,000
Less: Amount due within one year and shown under current liabilities	—	—	(21,480)
	—	—	378,520

16. **Amounts due to fellow subsidiaries**

The Rosedale Hotel group

The amounts are unsecured, have no fixed repayment terms and interest free, except for an amount of HK$450,000,000 for the year ended 31st March, 2001 which bore interest at 6% per annum. The amounts are not repayable within one year and are therefore shown as non-current.

Rosedale

The amount is unsecured, interest-free and has no fixed repayment terms. The amount is not repayable within one year and is therefore shown as non-current.

17. **Amount due to ultimate holding company**

The Rosedale Hotel group and Rosedale

The amount is unsecured, interest-free and has no fixed repayment terms. The amount is not repayable within one year and is therefore shown as non-current.

18. **Share capital**

For the purpose of this report, the share capital as at 31st March, 2000, 2001 and 2002 represented the aggregate amount of the nominal value of the issued and fully paid share capital of certain companies now comprising the Rosedale Hotel group as at the date.

19. **Accumulated losses**

Rosedale

	HK$'000
At 1st April, 1999	(31)
Loss for the year	(9)
At 31st March, 2000	(40)
Loss for the year	(7)
At 31st March, 2001	(47)
Loss for the year	(26)
At 31st March, 2002	(73)

20. **Reconciliation of profit (loss) from operations to cash used in operations**

	Year ended 31st March,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Profit (loss) from operations	(213,165)	(15,449)	35,098
Adjustment for:			
Interest income	(29)	(20)	—
Depreciation and amortisation	—	2,199	13,591
Goodwill recognised and impaired	217	—	—
(Write back of) impairment loss recognised on property, plant and equipment	212,499	—	(45,000)
Loss on disposal of property, plant and equipment	—	10	—
Operating cash flow before movements in working capital	(478)	(13,260)	3,689
Increase in inventories	—	(2,595)	(244)
Increase in trade and other receivables	(83)	(3,323)	(4,708)
(Decrease) increase in trade and other payables	172	8,065	(281)
Cash used in operations	(389)	(11,113)	(1,544)

21. **Acquisition of subsidiaries**

During the year ended 31st March, 2000, Paul Y. acquired the entire interest in Rosedale Hotel Management Limited. Through a group reorganisation, Paul Y. transferred all of its interest in Rosedale Hotel Management Limited to Rosedale at a nominal consideration. This acquisition has been accounted for by the acquisition method of accounting as if Rosedale had acquired Rosedale Hotel Management Limited from Paul Y. at a nominal consideration in the year ended 31st March, 2000.

	Year ended 31st March,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Net assets acquired:			
Property, plant and equipment	238	—	—
Trade and other receivables	47	—	—
Bank balances and cash	33	—	—
Trade and other payables	(535)	—	—
	(217)	—	—
Goodwill arising on acquisition and impaired	217	—	—
	—	—	—

Analysis of the net cash outflow of cash and cash equivalent in connection with the acquisition of subsidiary:

	Year ended 31st March,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Bank balances and cash acquired	33	—	—

The subsidiary acquired during the year ended 31st March, 2000 had no significant impact on the cash flows, turnover and results of the Rosedale Hotel group for the year.

22. **Capital commitments**

The Rosedale Hotel group

	As at 31st March,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Capital expenditure in respect of the acquisition of property, plant and equipment contracted for but not provided in the financial statements	—	1,071	—
Capital expenditure in respect of the property under development authorised but not contracted for	120,188	—	—

23. **Operating lease commitments**

The Rosedale Hotel group made minimum lease payment of approximately HK$36,000, HK$591,000 and HK$979,000 in respect of premises for the year ended 31st March, 2000, 2001 and 2002, respectively.

At the balance sheet date, the Rosedale Hotel group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	As at 31st March,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Within one year	—	928	907
In the second to fifth year inclusive	—	907	—
	—	1,835	907

Operating lease payments represent rental payable by the Rosedale Hotel group for its warehouses and restaurants. Leases are negotiated for an average term of two years with fixed rentals.

24. **Contingent liabilities**

At 31st March, 2000, 2001 and 2002, the Rosedale Hotel group did not have any significant contingent liabilities.

25. **Pledge of assets**

At 31st March, 2000, the Rosedale Hotel group had no pledge of asset.

At 31st March, 2001, the hotel property of the Rosedale Hotel group was pledged to third parties to secure a convertible redeemable note with principal amount of HK$450,000,000 issued by Paul Y. The convertible redeemable note was redeemed by Paul Y. for the year ended 31st March, 2002.

At 31st March, 2002, the following assets were pledged to certain banks to secure bank borrowings granted to the Rosedale Hotel group:

(a) hotel property;

(b) a fixed charge over all the revenue and a floating charge over the assets of Rosedale Park Limited, and

(c) a fixed charge over all the shares of Hey Wealth Limited.

26. **Retirement benefits schemes**

The Rosedale Hotel group operates defined contribution retirement benefit schemes for qualifying employees. The assets of the schemes are separately held in funds under the control of trustees.

The cost charged to the income statement represents contributions payable to the funds by the Rosedale Hotel group at rates specified in the rules of the schemes. Where there are employees who leave the schemes prior to vesting fully in the contributions, the contributions payable by the Rosedale Hotel group are reduced by the amount of forfeited contributions.

At the respective balance sheet date, there were no material forfeited contributions which arose upon employees leaving the schemes prior to their interests in the Rosedale Hotel group's contributions becoming fully vested and which are available to reduce the contributions payable by the Rosedale Hotel group in future years.

With effective from 1st December, 2000, the Rosedale Hotel group has joined a mandatory provident fund scheme ("MPF Scheme"). The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Rosedale Hotel group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at the rates specified in the rules. The only obligation of the Rosedale Hotel group with respect to MPF Scheme is to make the required contributions under the scheme. No forfeited contribution is available to reduce the contribution payable in the future years.

The retirement benefit scheme contributions arising from the MPF Scheme charged to the income statement represent contributions payable to the funds by the Rosedale Hotel group at the rates specified in the rules of the scheme.

27. **Related party transactions**

In addition to notes 12, 16, 17 and 25, the Rosedale Hotel group has the following related party transactions:

Name of related party	Nature of transactions	Year ended 31st March, 2000	2001	2002
		HK$'000	*HK$'000*	*HK$'000*
(a) Ultimate holding company				
Paul Y.	Rooms and food & beverages sales	—	200	43
(b) Subsidiaries of Paul Y.				
Paul Y. - ITC General Contractors Limited	Construction costs of hotel property	66,801	91,765	74,302
Paul Y. - ITC Management Limited	Interest expenses paid	—	13,627	1,275
	Rooms and food & beverages sales	—	50	163
Paul Y. Properties Group Limited	Rooms and food & beverages sales	—	22	1
Paul Y. - ITC Interior Contractors Limited	Construction costs of hotel property	—	—	221
(c) Associates of Paul Y.				
Downer Construction (Hong Kong) Limited	Rooms and food & beverages sales	—	67	43
ICFOX Hong Kong Limited	Rooms and food & beverages sales	—	117	—
ICFOX International Limited	Rooms and food & beverages sales	—	278	7

For the year ended 31st March, 2002, Paul Y. issued corporate guarantee to banks to secure banking facilities granted to the Rosedale Hotel group. In the opinion of the directors, such guarantee is expected to be released and replaced by guarantees of China Land Group Limited upon completion of the acquisition of the Rosedale Hotel group.

In the opinion of the directors, the above related party transactions are agreed and determined by both parties and are in the ordinary course of business for the Relevant Periods.

II. SUBSEQUENT FINANCIAL INFORMATION

No audited financial information of the Rosedale Hotel group, Rosedale or any of its subsidiaries have been prepared in respect of any period subsequent to 31st March, 2002.

Yours faithfully,
DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central, Hong Kong
Telephone: (852) 2289 8888
Facsimile: (852) 2810 9888

5th October 2002

The Directors
China Strategic Holdings Limited

Dear Sirs,

We set out below our report on the financial information relating to Makerston Limited (the "Company") and its subsidiaries (collectively the "Group") for inclusion in the circular of China Strategic Holdings Limited ("China Strategic") dated 5th October 2002 (the "Circular") in connection with the proposed acquisition of the Group by China Land Group Limited ("China Land"), a subsidiary of China Strategic (the "Proposed Acquisition").

The Company was incorporated in the British Virgin Islands on 29th April 1997 with limited liability under the Companies Law (Revised) of the British Virgin Islands and acted as the holding company of the subsidiaries set out below.

As at the date of this report, the Company has direct and indirect interests in the following subsidiaries, all of which are private companies:

Company	Date of incorporation/ establishment	Place of incorporation/ establishment and operation	Issued and fully paid up capital	Attributable equity interest	Principal activities
Direct interest:					
DS Eastin Limited	7th April 1993	Hong Kong	HK$20	100%	Investment holding
Indirect interest:					
Beijing Harbour Plaza Co., Ltd.	26th January 1987	People's Republic of China	US$17,200,000	95%	Hotel ownership and operation

All the companies comprising the Group adopt 31st December as their financial year end date.

We acted as auditors of the Company and DS Eastin Limited for each of the three years ended 31st December 2001 and the five months ended 31st May 2002 (the "Relevant Periods"). The statutory accounts of Beijing Harbour Plaza Co., Ltd. for each of the three years ended 31st December 2001 were audited by PricewaterhouseCoopers in Beijing, certified public accountants registered in the People's Republic of China (the "PRC").

For the purpose of this report, we have examined the audited accounts or, where appropriate, the management accounts of the companies comprising the Group for the Relevant Periods and have carried out such additional procedures as we considered necessary in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the Hong Kong Society of Accountants (the "HKSA").

The financial information set out in sections I to VI below (the "Financial Information") has been prepared based on the audited consolidated accounts of the Company for the Relevant Periods on the basis set out in section II(1) below.

The directors of the respective companies comprising the Group are responsible for preparing accounts which give a true and fair view. The directors of the Company are responsible for preparing the consolidated accounts of the Company which give a true and fair view. In preparing these accounts, it is fundamental that appropriate accounting policies are selected and applied consistently.

The directors of China Strategic are responsible for the financial information. It is our responsibility to form an independent opinion on the state of the Group's affairs as at 31st December 1999, 2000, 2001 and 31st May 2002 and of its consolidated results and cash flows for the Relevant Periods.

In our opinion, the Financial Information, for the purpose of this report and prepared on the basis set out in section II(1) below, gives a true and fair view of the state of the Group's affairs as at 31st December 1999, 2000, 2001 and 31st May 2002 and of its results and cash flows for the Relevant Periods.

I. CONSOLIDATED ACCOUNTS

(a) Consolidated profit and loss accounts

	Note reference in Section II	Year ended 31st December 1999 *HK$'000*	2000 *HK$'000*	2001 *HK$'000*	Five months ended 31st May 2002 *HK$'000*
Turnover	3	58,867	66,947	65,056	23,876
Cost of sales		(32,377)	(33,161)	(26,906)	(9,796)
Gross profit		26,490	33,786	38,150	14,080
Advertising and promotion expenses		(8,329)	(7,089)	(5,856)	(1,713)
Administrative expenses		(10,380)	(7,003)	(7,650)	(2,914)
Other operating expenses		(20,766)	(18,587)	(19,908)	(7,498)
Operating (loss)/profit	4	(12,985)	1,107	4,736	1,955
Finance costs	5	(13,305)	(14,182)	(10,735)	(2,100)
Loss before minority interests		(26,290)	(13,075)	(5,999)	(145)
Minority interests		(57)	(41)	(256)	(99)
Loss attributable to shareholders		(26,347)	(13,116)	(6,255)	(244)
Loss per share — basic	10	(26,347)	(13,116)	(6,255)	(244)

(b) **Consolidated balance sheets**

	Note reference in Section II	**At 31st December 1999** *HK$'000*	**At 31st December 2000** *HK$'000*	**At 31st December 2001** *HK$'000*	**At 31st May 2002** *HK$'000*
Non-current assets					
Fixed assets	11	512,023	509,662	508,986	506,712
Current assets					
Inventories	12	4,389	4,053	3,783	4,006
Accounts receivable	13	3,380	2,482	2,093	3,745
Other debtors, deposits and prepayments		2,655	905	434	1,311
Due from fellow subsidiaries	14	684	878	542	486
Due from related companies	15	—	—	1,231	754
Cash and bank balances	16	10,470	12,071	21,324	4,952
		21,578	20,389	29,407	15,254
Current liabilities					
Accounts payable	17	5,284	4,744	2,978	2,268
Other payables and accrued charges		24,766	26,143	24,774	22,411
Due to the immediate holding company	18	371,502	382,494	396,790	605,590
Due to related companies	19	18,494	16,885	19,756	4,420
Current portion of long-term bank loan — unsecured	20	—	—	206,700	—
		420,046	430,266	650,998	634,689
Net current liabilities		(398,468)	(409,877)	(621,591)	(619,435)
Total assets less current liabilities		113,555	99,785	(112,605)	(112,723)
Represented by:					
Share capital	21	—	—	—	—
Reserves		(84,842)	(99,406)	(105,350)	(105,594)
		(84,842)	(99,406)	(105,350)	(105,594)
Non-current liabilities					
Long-term bank loan — unsecured	20	205,905	206,700	—	—
Minority interests		(7,508)	(7,509)	(7,255)	(7,129)
		113,555	99,785	(112,605)	(112,723)

(c) **Consolidated cash flow statements**

	Note reference in Section II	Year ended 31st December 1999*	2000*	2001*	Five months ended 31st May 2002
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Net cash inflow from operating activities	22(a)	12,619	15,477	28,378	192,569
Cash flows from investing activities					
Purchase of fixed assets		(4,070)	(3,291)	(4,846)	(141)
Cash proceeds on disposal of fixed assets		140	34	19	—
Net cash used in investing activities		(3,930)	(3,257)	(4,827)	(141)
Net cash inflow before financing activities		8,689	12,220	23,551	192,428
Cash flows from financing activities					
Interest paid		(15,892)	(10,619)	(14,298)	(2,100)
Repayment of bank loan	22(b)	—	—	—	(206,700)
Net cash used in financing activities		(15,892)	(10,619)	(14,298)	(208,800)
Net (decrease)/increase in cash and cash equivalents		(7,203)	1,601	9,253	(16,372)
Cash and cash equivalents at 1st January		17,673	10,470	12,071	21,324
Cash and cash equivalents at 31st December/31st May		10,470	12,071	21,324	4,952
Analysis of the balances of cash and cash equivalents					
Cash and bank balances		10,470	12,071	21,324	4,952

* Certain items have been reclassified to conform with the presentation required by Statement of Standard Accounting Practice No.15 (revised).

(d) **Consolidated statements of changes in equity**

	Share capital*	Exchange reserve	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Balance as at 1st January 1999	—	(823)	(56,762)	(57,585)
Loss for the year ended 31st December 1999	—	—	(26,347)	(26,347)
Exchange translation differences	—	(910)	—	(910)
Balance as at 31st December 1999	—	(1,733)	(83,109)	(84,842)
Loss for the year ended 31st December 2000	—	—	(13,116)	(13,116)
Exchange translation differences	—	(1,448)	—	(1,448)
Balance as at 31st December 2000	—	(3,181)	(96,225)	(99,406)
Loss for the year ended 31st December 2001	—	—	(6,255)	(6,255)
Exchange translation differences	—	311	—	311
Balance as at 31st December 2001	—	(2,870)	(102,480)	(105,350)
Loss for the five months ended 31st May 2002	—	—	(244)	(244)
Balance as at 31st May 2002	—	(2,870)	(102,724)	(105,594)

* Issued and fully paid up share capital remained at HK$8 throughout the Relevant Periods.

II. NOTES TO THE FINANCIAL INFORMATION

1. Basis of preparation

The summary of the consolidated results of the Group includes the results of the Company and its subsidiaries for the Relevant Periods.

The summary of the consolidated balance sheets of the Group as at 31st December 1999, 2000, 2001, and 31st May 2002 have been prepared to present the assets and liabilities of the Group as at these dates.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries. Debit balance of minority interests, representing the excess of the losses applicable to the minority in a consolidated subsidiary over the minority interest in the equity of the subsidiary, is recognised in the balance sheet to the extent that the minority has a binding obligation to make good the losses or it is determined to be recoverable.

At 31st May 2002, the Group's current liabilities exceeded its current assets by approximately HK$619,435,000 and there was a deficit on shareholders' funds of approximately HK$105,594,000. The Financial Information has been prepared on the going concern basis, having regard to the following factors:

(i) Hutchison Whampoa Limited ("HWL"), being the existing ultimate holding company, has confirmed its present intention to provide sufficient financial support to the Group so as to enable it to operate as a going concern until the Proposed Acquisition is finalised and completed; and

(ii) China Land has confirmed its present intention to provide sufficient financial support to the Group and/or to arrange sufficient financial resources to support the Group so as to enable it to operate as a going concern upon the finalisation and completion of the Proposed Acquisition.

2. Principal accounting policies

The principal accounting policies which have been adopted by the Group and which conform with accounting principles generally accepted in Hong Kong and Statements of Standard Accounting Practice (the "SSAP") issued by the HKSA, are as follows:

(a) Subsidiaries

A subsidiary is an entity controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

(b) Revenue recognition

Revenue from hotel operations is recognised when services are rendered or when sales are made. Revenue is stated net of business and value-added taxes.

(c) Fixed assets and depreciation

Hotel properties comprising leasehold land and buildings and their integral fixed plant are stated at cost less accumulated impairment losses. Costs of significant improvements are capitalised and costs incurred to maintain the hotel properties in their continual good condition are charged to the profit and loss account in the period in which they are incurred.

No depreciation is provided on hotel properties with an unexpired lease term of greater than 20 years. It is the Group's practice to maintain the properties in a continual state of sound repair and maintenance, such that their value is not diminished by the passage of time. Accordingly, the directors of the Company consider that depreciation is not necessary due to their high residual value. When the unexpired lease term is 20 years or less, depreciation is provided on the then carrying value over the remaining term of the lease.

Fixed assets other than hotel properties are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is provided at the rates of 5% to 20% per annum on the cost of the assets less accumulated impairment losses and estimated residual value on a straight-line basis.

The carrying amounts of fixed assets are reviewed at each balance sheet date to assess whether their recoverable amounts have declined below their carrying amounts. A provision for impairment in value is recognised to the extent that the carrying amounts cannot be recovered by selling the assets or by discounting future earnings from operating the assets. Such provision is recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(d) **Inventories**

Inventories including food, beverages and consumable stores are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(e) **Accounts receivable**

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(f) **Retirement benefit costs**

The Group contributes to defined contribution retirement schemes which are available to all employees. Contributions to the schemes by the Group and employees are calculated as a percentage of employees' basic salaries.

The Group's contributions to the defined contribution retirement schemes are expensed as incurred.

(g) **Deferred taxation**

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(h) **Translation of foreign currencies**

Transactions in foreign currencies are converted at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at the rates of exchange ruling at the balance sheet date. Exchange differences are included in the profit and loss account.

The accounts of overseas subsidiaries are translated into Hong Kong dollars using the period end rates of exchange for the balance sheet items and the average rates of exchange for the period for the profit and loss account. Exchange differences are dealt with as a movement in reserves. Upon disposal of an overseas subsidiary, the related cumulative exchange difference is included in the profit and loss account as part of the gain or loss on disposal.

(i) **Cash and cash equivalents**

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts.

(j) **Related companies**

A related company is a company under common control or common significant influence with the Company.

3. **Turnover and revenues**

The Group is principally engaged in the owning and operating of a hotel in the PRC. Turnover represents room rental, food and beverages income and sales of merchandise.

Segmental information analysis by principal activity or geographical region is not separately presented as the Group's segment revenue, expenses, results, assets and liabilities are primarily attributable to the operation of a hotel in the PRC.

4. **Operating (loss)/profit**

Operating (loss)/profit was stated after crediting and charging the following:

	Year ended 31st December			**Five months ended 31st May**
	1999	**2000**	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Crediting:				
Gain on disposal of fixed assets	34	—	—	—
Charging:				
Staff costs	26,057	22,891	22,253	8,939
Cost of inventories sold	13,858	14,065	14,159	4,504
Depreciation of fixed assets	5,169	5,538	5,451	2,381
Auditors' remuneration	254	363	332	—
Loss on disposal of fixed assets	—	80	52	34

5. **Finance costs**

	Year ended 31st December			Five months ended 31st May
	1999	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Interest expense on bank loan repayable within five years	13,305	14,182	10,735	2,100

6. **Taxation**

No Hong Kong profits tax and PRC corporate income tax have been provided as the Group has no estimated assessable profit for the Relevant Periods.

The Group did not have any significant unprovided deferred taxation for the Relevant Periods.

7. **Retirement benefit costs**

As stipulated by the government regulations in the PRC, the Company's subsidiary in the PRC is required to contribute to a State-sponsored retirement scheme for all of its PRC local employees at approximately 19% to 20% of the basic salary of its employees monthly. The State-sponsored retirement scheme is responsible for the entire pension obligations payable to all retired employees; and the Group has no further obligations for the actual pension payments or post-retirement benefits beyond the monthly contributions.

For employees other than the PRC local employees, they are entitled to participate in the pension scheme administered by HWL. The pension scheme is a defined contribution scheme. All contributions are made by the employers at either 7.5% or 10% of the employees' basic monthly salary. Benefits are equal to the vested contributions plus a minimum interest thereon of 5% per annum.

Details of the contributions to retirement schemes made by the Group, which have been dealt with in the consolidated profit and loss accounts of the Group for the Relevant Periods, were as follows:

	Year ended 31st December			Five months ended 31st May
	1999	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Contributions to retirement scheme	1,887	1,791	1,302	578

The amounts of outstanding contributions payable to the retirement schemes as at 31st December 1999, 2000, 2001, and 31st May 2002 were approximately HK$88,000, HK$93,000, HK$90,000 and HK$97,000 respectively.

8. **Directors and senior executives' emoluments**

(i) Directors' emoluments

None of the directors of the Company received any emoluments from the Group during the Relevant Periods.

No directors of the Company waived any emoluments, and no incentive payment or compensation for loss of office was paid or payable to any director of the Company, during the Relevant Periods.

(ii) Five highest paid individuals

None of the five individuals whose emoluments were the highest in the Group during the Relevant Periods were directors of the Company. Details of the emoluments of these individuals are set out below:

	Year ended 31st December			Five months ended 31st May
	1999	**2000**	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Basic salaries, allowances and benefits in kind	4,365	2,780	3,773	1,224
Pension contributions	148	127	153	71
	4,513	2,907	3,926	1,295

The emoluments fell within the following bands:

	Year ended 31st December			Five months ended 31st May
	1999	**2000**	**2001**	**2002**
HK$Nil — HK$1,000,000	4	5	4	5
HK$1,000,001 — HK$1,500,000	1	—	—	—
HK$1,500,001 — HK$2,000,000	—	—	1	—
	5	5	5	5

During the Relevant Periods, no emoluments of the five highest paid individuals were incurred as inducement to join or upon joining the Group or as compensation for loss of office.

9. **Dividends**

The Company has not declared nor paid any dividends to its shareholders during the Relevant Periods.

10. **Loss per share**

The calculations of basic loss per share for each of the years ended 31st December 1999, 2000, 2001 and for the five months ended 31st May 2002, respectively, were based on the loss attributable to shareholders for the respective years/period and the total weighted average number of shares in issue of one share throughout the Relevant Periods.

No diluted earnings per share were presented as there were no dilutive potential ordinary shares issued for the Relevant Periods.

11. **Fixed assets**

	Hotel properties HK$'000	Plant and machinery HK$'000	Furniture and fixtures HK$'000	Motor vehicles and other assets HK$'000	Total HK$'000
Cost					
As at 1st January 1999	482,040	13,392	30,468	9,810	535,710
Additions	406	406	2,913	345	4,070
Disposals	—	(33)	(302)	(515)	(850)
As at 31st December 1999	482,446	13,765	33,079	9,640	538,930
Additions	954	778	1,335	224	3,291
Disposals	—	(37)	(510)	(124)	(671)
As at 31st December 2000	483,400	14,506	33,904	9,740	541,550
Additions	2,166	183	358	2,139	4,846
Disposals	—	(36)	(296)	(79)	(411)
As at 31st December 2001	485,566	14,653	33,966	11,800	545,985
Additions	75	—	52	14	141
Disposals	—	(10)	(113)	(189)	(312)
As at 31st May 2002	485,641	14,643	33,905	11,625	545,814
Accumulated depreciation					
As at 1st January 1999	—	2,040	12,900	7,542	22,482
Charge for the year	—	1,288	3,482	399	5,169
Disposals	—	(9)	(272)	(463)	(744)
As at 31st December 1999	—	3,319	16,110	7,478	26,907
Charge for the year	—	1,389	3,752	397	5,538
Disposals	—	(28)	(417)	(112)	(557)
As at 31st December 2000	—	4,680	19,445	7,763	31,888
Charge for the year	—	1,277	3,713	461	5,451
Disposals	—	(30)	(240)	(70)	(340)
As at 31st December 2001	—	5,927	22,918	8,154	36,999
Charge for the period	—	525	1,553	303	2,381
Disposals	—	(6)	(102)	(170)	(278)
As at 31st May 2002	—	6,446	24,369	8,287	39,102
Net book value					
As at 31st December 1999	482,446	10,446	16,969	2,162	512,023
As at 31st December 2000	483,400	9,826	14,459	1,977	509,662
As at 31st December 2001	485,566	8,726	11,048	3,646	508,986
As at 31st May 2002	485,641	8,197	9,536	3,338	506,712

The hotel properties are located in the PRC and are held under medium-term leases.

12. **Inventories**

Inventories, representing food, beverages and consumable stores, were carried at cost as at 31st December 1999, 2000 and 2001 and 31st May 2002.

13. **Accounts receivable**

Normal credit terms of 30 days to 60 days are granted by the Group to its customers. The aging analysis of accounts receivable is as follows:

	At 31st December 1999	At 31st December 2000	At 31st December 2001	At 31st May 2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Current to 30 days	825	1,247	1,464	1,950
31 to 60 days	706	670	176	1,228
61 to 90 days	816	444	181	250
Over 90 days	1,050	133	283	328
	3,397	2,494	2,104	3,756
Less: provision	(17)	(12)	(11)	(11)
	3,380	2,482	2,093	3,745

14. **Due from fellow subsidiaries**

The balances were unsecured, interest-free and repayable on demand.

15. **Due from related companies**

The balances represented expenses reimbursable by a jointly controlled entity and an associated company of HWL. The balances were unsecured, interest-free and repayable on demand.

16. **Cash and bank balances**

As at 31st December 1999, 2000, 2001, and 31st May 2002, cash and bank balances of approximately HK$3,627,000, HK$2,260,000, HK$10,708,000 and HK$3,216,000, respectively, of the Group were denominated in Renminbi and deposited with banks in the PRC. The remittance of these funds out of the PRC is subject to the exchange control restrictions imposed by the PRC government.

17. **Accounts payable**

The aging analysis of accounts payable is as follows:

	At 31st December 1999	At 31st December. 2000	At 31st December 2001	At 31st May 2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Current to 30 days	1,701	1,744	1,456	934
31 to 60 days	1,139	1,427	795	646
61 to 90 days	922	899	77	60
Over 90 days	1,522	674	650	628
	5,284	4,744	2,978	2,268

18. **Due to the immediate holding company**

The balance represented a loan from the immediate holding company, which was unsecured and interest-free and had no fixed terms of repayment. As part of the Proposed Acquisition, the loan will be acquired by China Land from the existing immediate holding company of the Company.

19. **Due to related companies**

The balances mainly represented management fee and expenses reimbursement payable to an associated company of HWL. The balances were unsecured, interest-free and repayable on demand.

20. **Long-term bank loan — unsecured**

	At 31st December 1999	At 31st December 2000	At 31st December 2001	At 31st May 2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Long-term bank loan	205,905	206,700	206,700	—
Less: amount due within one year included as current liabilities	—	—	(206,700)	—
	205,905	206,700	—	—

The balance represented a US dollar bank loan of US$26,500,000, which was unsecured, interest bearing at prevailing market rate and wholly repaid in May 2002.

21. **Share capital**

	At 31st December 1999	At 31st December 2000	At 31st December 2001	At 31st May 2002
	US$'000	*US$'000*	*US$'000*	*US$'000*
Authorised:				
50,000 ordinary shares of US$1 each	50	50	50	50
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Issued and fully paid:				
1 ordinary share of US$1 each	—	—	—	—

22. **Notes to the consolidated cash flow statements**

(a) Reconciliation of loss before minority interests to net cash inflow from operating activities is as below:

	Year ended 31st December 1999	2000	2001	Five months ended 31st May 2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Loss before minority interests	(26,290)	(13,075)	(5,999)	(145)
Adjustments for:				
Interest expense	13,305	14,182	10,735	2,100
Depreciation	5,169	5,538	5,451	2,381
(Gain)/loss on disposal of fixed assets	(34)	80	52	34
Operating (loss)/profit before working capital changes	(7,850)	6,725	10,239	4,370
Decrease/(increase) in inventories	458	336	270	(223)
Decrease/(increase) in accounts receivable, other debtors, deposits and prepayments	1,905	2,648	860	(2,529)
(Increase)/decrease in amounts due from fellow subsidiaries	(684)	(194)	336	56
(Increase)/decrease in amounts due from related companies	—	—	(1,231)	477
(Decrease)/increase in accounts payable, other payables and accrued charges	(8,616)	(2,726)	428	(3,073)
Increase in amount due to the immediate holding company	23,963	10,992	14,296	208,800
Increase/(decrease) in amounts due to related companies	1,045	(1,609)	2,871	(15,336)
Other non-cash items	2,398	(695)	309	27
Net cash inflow from operating activities	12,619	15,477	28,378	192,569

(b) Analysis of changes in financing

	Share capital and premium	Long-term bank loan	Minority interests
	HK$'000	*HK$'000*	*HK$'000*
As at 1st January 1999	—	205,375	(10,343)
Share capital issued	—	—	2,802
Exchange differences	—	530	—
Minority interests in share of profit	—	—	57
Minority interests in share of reserves	—	—	(24)
As at 31st December 1999	—	205,905	(7,508)
Exchange differences	—	795	—
Minority interests in share of profit	—	—	41
Minority interests in share of reserves	—	—	(42)
As at 31st December 2000	—	206,700	(7,509)
Minority interests in share of profit	—	—	256
Minority interests in share of reserves	—	—	(2)
As at 31st December 2001	—	206,700	(7,255)
Repayment of bank loan	—	(206,700)	—
Minority interests in share of profit	—	—	99
Minority interests in share of reserves	—	—	27
As at 31st May 2002	—	—	(7,129)

23. **Contingent liabilities and commitments**

As at 31st May 2002, the Group did not have any significant contingent liabilities and commitments.

24. **Related party transactions**

The following is a summary of significant related party transactions carried out in the normal course of business of the Group during the Relevant Periods.

		Year ended 31st December			Five months ended 31st May
		1999	**2000**	**2001**	**2002**
	Note	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Management fee paid to Harbour Plaza Hotel Management Limited	(a)	1,119	1,270	591	261
Licence fee paid to Harbour Plaza Hotel Enterprises Limited	(b)	34	39	43	16

(a) One of the subsidiaries, Beijing Harbour Plaza Co., Ltd., paid management fees to Harbour Plaza Hotel Management Limited ("HPHM") for management services provided by HPHM at rates agreed in accordance with the management contract entered into between both parties. The management contract is for the period from 1st April 1998 to 31st December 2003. HPHM is an associated company of HWL.

(b) One of the subsidiaries, Beijing Harbour Plaza Co., Ltd., was granted the right to use the trademark "Harbour Plaza and Device" by Harbour Plaza Hotel Enterprises Limited ("HPHE") and paid licence fees at rates agreed in accordance with a licence agreement entered into between both parties. The licence agreement is for the period from 1st April 1998 to 31st December 2003. HPHE is an associated company of HWL.

25. **Ultimate holding company**

The directors of the Company regard Hutchison Whampoa Limited, a company incorporated and listed in Hong Kong, as being the ultimate holding company.

III. DISTRIBUTABLE RESERVES

As at 31st December 1999, 2000 and 2001 and 31st May 2002, the Company had no distributable reserves.

IV. NET LIABILITIES OF THE COMPANY

As of 31st December 1999, 2000 and 2001 and 31st May 2002, the net liabilities of the Company amounted to approximately HK$18,000, HK$1,591,000, HK$1,439,000 and HK$1,478,000 respectively.

V. SUBSEQUENT EVENTS

There were no significant subsequent events of the Group after 31st May 2002.

VI. SUBSEQUENT FINANCIAL STATEMENTS

No audited accounts have been prepared by the Company in respect of any period subsequent to 31st May 2002 or by any of its subsidiaries in respect of any period subsequent to 31st December 2001, and no dividends or other distributions have been declared or paid by the Company or any of its subsidiaries subsequent to 31st May 2002.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

Norton Appraisals
Registered Professional Surveyors, Valuers & Property Advisers

Room 4135, Sun Hung Kai Centre
30 Harbour Road
Wanchai Hong Kong
Tel: (852) 2810 7337 Fax: (852) 2810 6337

5th October, 2002

The Directors,
China Strategic Holdings Limited
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Dear Sirs,

Re: Golden Gulf Hotel, No. 319 Zhongzhou Zhong Road, Xigong District, Luoyang City, Henan Province, the People's Republic of China

In accordance with the instructions of China Strategic Holdings Limited (hereinafter referred to as the "Company"), we have made a valuation of the property interest of the captioned property (hereinafter referred to as the "Property"), which will be indirectly held by Shropshire Property Limited, in its existing state. We confirm that we have inspected the Property, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market value of the Property as at 1st August 2002 (hereinafter referred to as the "date of valuation"). It is our understanding that this valuation is to be used for public documentation purpose.

Background

The Property comprises a hotel complex developed on a parcel of land with a site area of approximately 9,025.51 sq.m. (hereinafter referred to as the "Site"). The Property is a 25-storey hotel building erected over two levels of basement and is built in early 1999. It comprises a total of 145 guest rooms of various classes, 39 office suites, a business centre, shops, a number of food and beverage outlets together with entertainment facilities including a lounge, a bar, a café, a western restaurant, a Chinese restaurant, a nightclub, a discotheque, a karaoke lounge, a beauty salon, a health center, and a recreational center accommodating a bar, game rooms, billiards, snooker and a gymnasium. The total gross floor area of the Property is approximately 21,269.18 sq.m..

Basis of Valuation

Our valuation of the Property is our opinion of the open market value which we would define as intended to mean "the best price at which the sale of an interest in a property would have been completed unconditionally for cash consideration on the date of valuation assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

In valuing the Property which is occupied for the purpose of the business operating therein, we have valued the Property on the basis of its existing use value. The existing use value takes into account the definition of the open market value but with the following two added assumptions:

(f) that the property can be used for the foreseeable future only for the existing use; and

(g) that vacant possession could be provided on completion of the sale of all parts of the property occupied by the business.

The above definition of open market value, with the added assumption that the property will continue in owner occupation in its existing use (albeit potentially with new owners), therefore ignores the potential alternative uses (and/or hope value in the future) which may be attributable to the possibility of securing statutory approvals, with or without the payment of premium for alternative uses, lease modifications or joint development. We further assume that any possible extensions or redevelopment would only be taken for the purpose of the business, subject to obtaining all necessary government consents.

Valuation Methodology

Hotels are usually sold as fully operational businesses including fixtures, fittings, furniture, stock and goodwill. New owners will normally engage the existing staff and sometimes the management. New owners of hotels, in addition, would expect to take over the benefit of future bookings which are an important feature of the continuing operation.

In arriving at our valuation, we have adopted the income approach which is the conversion of expected periodic monetary benefits of ownership (such as cost savings, periodic income or sales proceeds which are derived by taking consideration of the direct comparison to the similar hotels in the locality) into an indication of value through the method of Discounted Cash Flow (DCF) which is commonly applied when adopting the income approach to value the property interest of a fully operational business, ie. hotels.

The DCF Method evaluates the periodic profit/loss of an investment project on the basis of the capitalisation of the projected net income before tax, debt services and depreciation, derived from the projected operation at market derived rates of return which in our opinion are appropriate for the risks and hazards inherent in the project in order to arrive at a net present value.

We have considered the trading accounts for previous years and, where appropriate, we have had regard to management accounts, forecasts and projections of future trading activity as indicators of future trading potential and level of turnover likely to be achieved.

Our projections have taken into consideration the internal costs of managing the hotel given its owner occupied status.

Valuation Assumption

Our valuation has been made on the assumption that the owner sells the property interest on the open market without the benefit of a deferred terms contract, leaseback, joint venture, or any similar arrangement which would serve to affect the value of the Property. No account has been taken of any option or right of pre-emption concerning or affecting the sale of the property interest and no forced sale situation in any manner is assumed in our valuation.

No allowance has been made in our valuation for any charges, mortgages or amount owing on the Property nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the Property is free from encumbrances, restrictions, and outgoings of an onerous nature which could affect its value.

Title Investigation

We have not investigated the title to or any liabilities against the Property. We have, however, assumed that transferable land use rights of the Property for the specific term at nominal annual land use fee have been granted and that any premium payable has already been fully paid. We have relied on the advice given by the Company and 洛陽翰法律師事務所 (Luoyang Hon Fa Law Office (the "PRC legal adviser")) regarding the title to the property interest. For the purpose of our valuation, we have assumed that Luoyang Golden Gulf Hotel Co., Ltd. has legal and enforceable title to the property interest.

Limiting Conditions

We have relied to a considerable extent on the information provided by the Company and have accepted advice given to us on such matters as the number of guest rooms, management accounts, occupancy rates, room rates, planning approvals, statutory notices, easements, joint-venture and management agreement, tenure, tenancies, site and floor areas and all other relevant matters. We have not seen original planning consents and have assumed that the Property has been erected and is being occupied and used in accordance with such consents. No on-site measurement has been made. Dimensions, measurements and areas included in this valuation report are based on information contained in the documents provided to us and are therefore approximations only.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Company. We were also advised by the Company that no material facts have been omitted from the information supplied. We considered that we have been provided with sufficient information to reach an informed view and have no reason to suspect that any information has been withheld.

We have inspected the exteriors and, where possible, the interiors of the Property. However, no structural survey has been made nor were any tests carried out on any of the services provided in the Property. We are, therefore, not able to report that the Property is or is not free from rot, infestation or any other structural defects. Yet, in the course of our inspection, we did not note any serious defects.

We have not carried out investigations on site to determine the suitability of the ground conditions and the services etc. for the future development, nor have we undertaken environmental surveys. Our valuation is prepared on the basis that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during any construction period.

Our valuation has been prepared in accordance with the Hong Kong Guidances Notes on the Valuation of Property Assets (2nd Edition) published by the Hong Kong Institute of Surveyors in March 2000. Our valuation has also been prepared under the generally accepted valuation procedures and is in compliance with Practice Note 12 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Remarks

Unless otherwise stated, all dollar amounts stated in our valuation certificate are in Hong Kong dollar (HK$). The exchange rates used in our valuation are HK$1=RMB1.06 and USD1=HK$7.8 which were the prevailing exchange rates as at the date of our valuation.

We attached herewith our valuation certificate.

Yours faithfully,
For and on behalf of
NORTON APPRAISALS LIMITED
M. K. Wong
MRICS AHKIS RPS (GP)
Director

Note: Mr. M. K. Wong is a Registered Professional Surveyor who has more than 9 years' experience in the valuation of properties in Hong Kong and the People's Republic of China (including Beijing, Shanghai and the provinces of Fujian, Guangdong, Guangxi, Henan, Hubei, Jiangsu and Liaoning etc.).

VALUATION CERTIFICATE

Property	Description and Tenure	Particulars of Occupancy	Capital Value in its existing state as at 1st August 2002
Golden Gulf Hotel, No. 319 Zhongzhou Zhong Road, Xigong District, Luoyang City, Henan Province, the People's Republic of China	The Property comprises a hotel complex (known as "Golden Gulf Hotel") developed on a parcel of land with a site area of approximately 9,025.51 sq.m..	The Property is currently operated as a hotel.	HK$190,000,000

The Property comprises a 25-storey 3-star hotel building erected over 2 levels of basement completed and started operation in early 1999. It accommodates 145 guest rooms of various classes, 39 office suites and a number of food and beverage outlets, recreational and entertainment facilities. In addition, an open car park is provided to the hotel.

The total gross floor area of the Property is approximately 21,269.18 sq.m.. Details of the uses are more particularly listed as follows:

Level	Gross Floor Area *(sq.m.)*	Uses
B2	1,807.80	Laundry and plantrooms
B1	1,807.80	Management office, staff canteen, changing rooms, and warehouse
1	1,351.96	Reception, lounge, shops, business centre, bar, fire and security control room
2 & 3	2,786.36	Café, Western restaurant, and Chinese restaurant
4	1,393.18	Beauty salon and health centre
5	1,199.18	Nightclub, discotheque and Karaoke lounge
6	625.59	Sauna
7-10	2,345.96	Total 39 office suites
11-22	7,133.21	Total 145 guest rooms
23	645.46	Recreational centre accommodating bar, game rooms, billiards, snooker and gymnasium
24&25	172.68	Lift machine room, pump room and store room
Total:	21,269.18	

The land use rights of the Property have been granted to Luoyang Power Supply Bureau by way of allocation for an unspecified term for industrial/transport uses.

Notes:

1. Pursuant to the Certificate for Building Ownership No. 洛市房權證(2000)字第X120461號 issued by 洛陽市房地產管理局 ("Luoyang City Real Estate Administration Bureau") on 2nd November, 2000, the building ownership right of the Property, having a total gross floor area of approximately 21,269.18 sq.m., is vested in Luoyang Golden Gulf Hotel Co., Ltd. for servicing uses.

2. Pursuant to the Certificate for State-owned Land Use Rights No. 洛市國用(95)字第216號 issued by 洛陽市土地管理規劃局 ("Luoyang City Land Administration and Planning Bureau") on 3rd August, 1995, the land use rights of a parcel of land located at the side of No.23, Ba Yi Road, Xigong District, Luoyang City, having a site area of approximately 23,497.44 sq.m. of which comprising the subject land of the Property, have been granted to 洛陽市電業局 ("Luoyang Power Supply Bureau") by way of allocation for an unspecified term for industrial/transport uses.

3. Pursuant to a land use rights agreement entered into between Luoyang Power Supply Bureau and Luoyang Golden Gulf Hotel Co., Ltd. on 15th April, 1999, Luoyang Power Supply Bureau agreed to permit Luoyang Golden Gulf Hotel Co., Ltd. to use the land use rights of the Property, having a site area of approximately 9,025.51 sq.m. for a term commencing from April 1999 to April 2049 for hotel use.

4. Pursuant to the Business Licence (Registration No.: 4103001000628-½) issued by State Administration of Industry and Commerce on 21st June, 2002, Luoyang Golden Gulf Hotel Co., Ltd. was incorporated with a registrered capital of RMB29,900,000 and has an operational period from 22nd March 1999 until 31st December 2011. The scope of business includes the operation of accommoation, food and beverage, tourist services, cultural and entertainment services; beauty and hair salon, bathing, washing and dying, leasing services; other residents' services; wholesaling and retailing of food, beverage, daily necessities, handicraft and artisitic products (excluding gold-plate and silver-wares); retailing of cigarette and technical training for staff.

5. Pursuant to the Articles of Luoyang Golden Gulf Hotel Co., Ltd entered into between Luoyang Power Supply Bureau and 洛陽龍羽電力發展集團有限責任公司 ("Luoyang Longyu Power Development (Group) Company Limited") on 20th Jaunary, 1999, both parties agreed to establish a JV company, Luoyang Golden Gulf Hotel Co., Ltd., with a registered capital of RMB 29,900,000 of which 70% was contributed by Luoyang Power Supply Bureau and 30% was contributed by Luoyang Longyu Power Development (Group) Company Limited. The parties' profit sharing are in accordance with the proportion of the parties' capital contribution.

6. Pursuant to the Management Agreement entered into between Luoyang Golden Gulf Hotel Co., Ltd. and Luoyang Power Supply Bureau on 18th November 1999, Luoyang Golden Gulf Hotel Co., Ltd. agreed to appoint Luoyang Power Supply Bureau to manage and operate the hotel.

7. Pursuant to the undertaking entered into between Shropshire Property Limited and Luoyang Power Supply Bureau on 16th September 2002, Luoyang Power Supply Bureau agreed to assist Luoyang Golden Gulf Hotel Co., Ltd. to apply for transfer of the land use rights of the Property to Luoyang Golden Gulf Hotel Co., Ltd..

8. Pursuant to an undertaking issued by Ananda Wing On Travel (Holdings) Limited on 2nd October, 2002, Ananda Wing On Travel (Holdings) Limited has undertaken to indemnify China Land Group Limited against any loss which China Land Group Limited and, or Shropshire Property Limited and, or Luoyang Golden Gulf Hotel Co., Ltd. may suffer as a result of failure to transfer the land use rights of such land by Luoyang Power Supply Bureau to Luoyang Golden Gulf Hotel Co., Ltd. including the payment of any land premium for such transfer.

9. The opinion of the PRC legal adviser, Luoyang Hon Fa Law Office, on the PRC law, states, among the others, that:

    a) Luoyang Golden Gulf Hotel Co., Ltd. has obtained the Building Ownership Certificate No. 洛市房權證(2000)字第X120461號. The building ownership right of the Property is lawfully held by Luoyang Golden Gulf Hotel Co., Ltd..

    b) Pursuant to the Certificate for State-owned Land Use Rights No. 洛市國用(95)字第216號 dated 3rd August, 1995, the land use rights of a parcel of land, located at the side of No. 23, Ba Yi Road, Xigong District, Luoyang City, having a site area of approximately 23,497.44 sq.m. (comprising the subject site of 9,025.51 sq.m.) have been granted to Luoyang Power Supply Bureau for an unspecified term for industrial/transport uses. At

present, the land having a site area of approximately 9,025.51 sq.m. is used by Luoyang Golden Gulf Hotel Co., Ltd. for hotel purpose. As the development of the hotel has obtained approval from PRC government authority, the current operation of Luoyang Golden Gulf Hotel Co., Ltd. is not inconsistent with the aforesaid permitted use for industrial/transport purposes.

c) According to a land use rights agreement entered into between Luoyang Power Supply Bureau and Luoyang Golden Gulf Hotel Co., Ltd. in 1999, Luoyang Power Supply Bureau agreed to permit Luoyang Golden Gulf Hotel Co., Ltd. to use the land use rights of the Property legal, having a site area of approximately 9,025.51 sq.m., for a term commencing from April 1999 to April 2049 for free. Luoyang Power Supply Bureau has the right to permit Luoyang Golden Gulf Hotel Co., Ltd. to use the land use rights of the Property for free until April 2049 and the agreement is legal and valid.

d) Luoyang Golden Gulf Hotel Co., Ltd. has full corporate power and validly existing as a limited liability company and has obtained all necessary approvals, licences, permits and consents from relevant governmental authorities of the PRC for the operation of the hotel.

e) Luoyang Golden Gulf Hotel Co., Ltd. is jointly held by Luoyang Power Supply Bureau and Luoyang Longyu Power Development (Group) Company Limited with equity interest of 70% and 30% respectively.

f) According to an undertaking dated 16th September, 2002 given by Luoyang Power Supply Bureau to Shropshire Property Limited, if Luoyang Golden Gulf Hotel Co., Ltd. requires, for whatever reason, the land use rights of the subject land having a site area of approximately 9,025.51 sq.m. to be transferred to Luoyang Golden Gulf Hotel Co., Ltd., Luoyang Power Supply Bureau shall assist Luoyang Golden Gulf Hotel Co., Ltd. to apply for such transfer and the change of permitted use of such land. This undertaking is valid and enforceable and the interest of Luoyang Golden Gulf Hotel Co., Ltd. thereunder is protected under the PRC law.

g) After payment of the land premium and completion of the land grant/transfer procedure, the Property can be freely transferred, mortgaged or leased to any third party without payment of additional land premium or expenses of substantial sum. There is no legal impediment for the aforesaid application.

10. In the course of our valuation, we have prepared our valuation on the following assumptions:

i) Luoyang Golden Gulf Hotel Co., Ltd. is in possession of a proper legal title to the Property and is entitled to transfer the Property together with the residual term of its land use rights at no extra land premium and other onerous charges payable to the government;

ii) All land premium and other costs of resettlement and public utilities services have already been fully settled;

iii) The operational period of Luoyang Golden Gulf Hotel Co., Ltd. as stated in its business licence can be extended up to a term of 50 years from April, 1999 at no other onerous charges payable the government;

iv) The design and construction of the Property are in compliance with the local planning regulations and have been approved by the relevant authorities;

v) All the consents, approvals and licences from relevant government authorities for the Property have been granted without any onerous conditions or undue delay which might affect the value;

vi) The Property will be reasonably managed by an efficient and effective management team with competent key personnel and technical staff to support its ongoing operation;

vii) The Property, whether as a whole or on an individual basis, can be disposed of freely to both local and overseas purchasers.

RHL Appraisal Ltd.
永利行評值顧問有限公司

Member of RHL International Property Consultants
永利行國際物業顧問集團成員

Surveyors, Valuers, Land & Property Consultants

Room 1010
Star House
Tsimshatsui
Kowloon
Hong Kong

5th October, 2002

The Directors
China Strategic Holdings Limited
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Dear Sirs,

Re: Best Western Rosedale on the Park, No. 8 Shelter Street, Causeway Bay, Hong Kong

Instruction

In accordance with the instructions from China Strategic Holdings Limited for us to value the captioned property interests (the "Property"), which is indirectly held by Rosedale Hotel Group Limited (referred to as the "Company"), we confirm that we have carried out property inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing our opinion of the open market values of the Property as at 31st August, 2002 (referred to as the "Valuation date").

Basis of valuation

Our valuation is our opinion of the open market value, which we would define as intended to mean "the best price at which the sale of an interest in a property would have been completed unconditionally for cash consideration on the valuation date, assuming:

(i) a willing seller;

(ii) that, prior to the valuation date, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interests, for the agreement of price and terms and for the completion of the sale;

(iii) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the valuation date;

(iv) that no account is taken of any additional bid by a purchaser with a special interest; and

(v) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

As the Property is currently held by the Company for hotel businesses operated by its subsidiary, we have valued it as operational entities on going concern basis assuming that the existing business operations therein shall be continued. Our valuation reflects the value of all chattels and fitting out within the Property in associate with the hotel business operations.

Valuation methodology

In valuing the Property, we have adopted the discounted cashflow method and the comparison method.

The discounted cashflow method involves the discounting of all future benefit that can be derived from the hotel operations at an appropriate rate of return to determine its present value.

Commonly, the appropriate discount rate adopted is the rate of interest payable on the money to be borrowed for investment, representing cost of capital. However, alternative choices may be the rate of return required by the investor (target rate) or the rate of interest the investor could earn on similar investment taking into account relevant risk factors.

The comparison method is based on price information of comparable properties which are of similar size, character and location of the Property. Each of these comparable properties are analysed and carefully weighed against all the respective advantages and disadvantages in order to arrive at a fair comparison of capital values.

Assumptions

Our valuation has been made on the assumption that the owner sells the Property in the open market in their existing state without the benefit of deferred term contracts, leasebacks, joint ventures, management agreements or any similar arrangements which would serve to affect the value of the Property.

For the Property is held by the Company by means of long term Government leases, we have assumed that the Company has free and uninterrupted right to use the Property for the whole of the unexpired term of their respective Government leases subject to payment of annual ground rent (if any).

Other special assumptions in relation to our valuation of the Property (if any), have been stated in the footnotes of the valuation certificate attached herewith.

Title investigation

We have conducted land search at the Land Registry for the Property. However, we have not verified ownership of the Property and the existence of any encumbrances that would affect ownership of the Property. All legal documents supplied by the Company (if any) have been used for reference only. No responsibility regarding title to the Property stated here is assumed in this valuation report.

Limiting conditions

We have inspected the exterior and, where possible, the interior of the Property but no structural surveys has been made. In the course of our inspection, we did not note any serious defects. We are not, however, able to report that the Property is free from rot, infestation or any other structural defects. No tests were carried out on any of the services. All dimensions, measurements and areas are only approximates.

We have relied to a considerable extent on the information provided by the Company and have accepted advice given to us by the Company on such matters as statutory notices, easements, tenure, occupation, construction costs, site and floor areas, profit and loss of the business operated therein and in the identification of the Property.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Company. We have also advised by the Company that no material facts have been omitted from the information supplied.

No allowance has been made in our valuation for any charges, mortgages or amount owing on the Property nor for any expense or taxation which may be incurred in effecting a sale. We have assumed that the properties are free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

Opinion of open market value

In view of the above, we are of the opinion that the open market value of the Property as at the valuation date on going concern basis and free of any encumbrances, is in the sum of **HK$650,000,000 (HONG KONG DOLLARS SIX HUNDRED AND FIFTY MILLION ONLY)**.

We enclose herewith the valuation certificate.

Yours faithfully,
For and on behalf of
RHL Appraisal Ltd.

Serena S.W. Lau
AHKIS AAPI RPS (GP)
Managing Director

Tse Wai Leung
BSc MRICS AHKIS RPS(GP)
Director

Note: Serena S. W. Lau, who is an Associate of the Hong Kong Institute of Surveyors, an Associate of the Australian Property Institute, a Registered Professional Surveyor in General Practice and a qualified real estate appraiser in the PRC, and Tse Wai Leung, who is a member of the Royal Institution of Chartered Surveyors, an Associate of the Institute of Surveyor, a Registered Professional Surveyor in General Practice and a qualified real estate appraiser in the PRC, have over eight years' experience in valuation of properties in Hong Kong, in Macau, in Beijing and in the PRC.

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 31st August, 2002
Best Western Rosedale on the Park No. 8 Shelter Street Causeway Bay Hong Kong Inland Lot No. 1149 s. C ss. 1 s. A RP, s. C ss. 1 RP, s. H RP, s. H ss. 1 RP, s. L RP & s. L ss. 1 RP	The Property comprises a site with an area of 6,640.5 square feet on which a 30-storey hotel building was completed in 2000. The Property has a total gross floor area of approximately 102,173 square feet and is accommodating a total of 274 guest rooms. Functional uses of each of the floor levels are set out as follows: **Floor Level** — **Functional Uses** G/F — Entrance foyer, concierge, plant rooms, staff entrance, delivery entrance, loading area, fireman lift/disable lift, service lift, car lift and carpark 1/F — Reception & cashier counter, seating area, sales & marketing office, executive office, telephone boot, plant rooms and escalator 2/F — Restaurant/coffee shop, main kitchen, chef office, food & beverage storage, stewarding storage, dishwashing area and wine storage 3/F — Carpark and water tank 5/F to 6/F — Back of house and plant rooms 7/F to 32/F — Guest rooms (accommodating a total of 322 standard room modules or 274 guest rooms) 33/F — Executive lounge and function rooms *4/F, 13/F, 14/F and 24/F are omitted in the hotel* The Property is held under Government Lease for a term of 999 years commencing on 20th May 1889 at an annual Government rent of HK$86.	The Property is occupied by the Company's subsidiary for hotel operations under a yearly licence agreement.	HK$650,000,000.

Notes:

1. The registered owner of the Property is Hey Wealth Limited, a wholly owned subsidiary of the Company, via memorial no. 6011500 dated 30th April 1994.

2. The Property is subject to mortgage in favour of Citic Ka Wah Bank Limited and International Bank of Asia Limited. As confirmed by the Company, the mortgage will continue upon completion of proposal agreement.

3. We have valued the Property as an operational entity as a hotel premises reflecting the value of land and building as well as chattels and fitting out contained therein.

4. As confirmed by the Company, besides the mortgage mentioned in note 2 above, there is no option or rights of pre-emption concerning or affecting the value of the Property in this transaction. There is also no other matter which may materially affect the value of the Property.

5. The subject site falls within an area currently zoned "Commercial/Residential" under the Outline Zoning Plan No.S/H6/11.

永利行

Member of RHL International Property Consultants
永利行國際物業顧問集團成員

RHL Appraisal Ltd.
永利行評值顧問有限公司

Surveyors, Valuers, Land & Property Consultants

Room 1010
Star House
Tsimshatsui
Kowloon
Hong Kong

5th October, 2002

The Directors
China Strategic Holdings Limited
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Dear Sirs,

Re: Valuation of Beijing Harbour Plaza Hotel, No. 8 Jiang Tai West Road, Chao Yang District, Beijing, the People's Republic of China (the "PRC")

Instruction

In accordance with the instructions from China Strategic Holdings Limited for us to assess the Open Market Value of Beijing Harbour Plaza Hotel, No. 8 Jiang Tai West Road, Chao Yang District Beijing, the PRC (the "Property"), which is indirectly held by Makerston Limited (referred to as the "Company") as at 31st August, 2002 (referred to as the "valuation date"), we confirm that we have carried out property inspection, made relevant enquires and obtained such information as we consider necessary for the purpose of providing you with our opinion of the open market value of the Property.

Basis of valuation

Our valuation is our opinion of the open market value which we would define as intended to mean "the best price at which the sale of an interest in the property would have been completed unconditionally for cash consideration on the valuation date, assuming:

(i) a willing seller;

(ii) that, prior to the valuation date, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(iii) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the valuation date;

(iv) that no account is taken of any additional bid by a purchaser with a special interest; and

(v) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

We have valued the Property as operational entities on going concern basis on the assumption that the existing business operations in the Property will be continued. Our valuation reflects the value of all chattels and fitting out within the Property in associate with the hotel business operations.

Valuation methodology

In valuing the Property, we have adopted the discounted cashflow method and the comparison method.

The discounted cashflow method involves the discounting of all future benefit that can be derived from the hotel operations at an appropriate rate of return to determine its present value.

Commonly, the appropriate discount rate adopted is the rate of interest payable on the money to be borrowed for investment, representing cost of capital. However, alternative choices may be the rate of return required by the investor (target rate) or the rate of interest the investor could earn on similar investment taking into account relevant risk factors.

The comparison method is based on price information of comparable properties which are of similar size, character and location of the Property. Each of these comparable properties are analysed and carefully weighed against all the respective advantages and disadvantages in order to arrive at a fair comparison of capital values.

Assumptions

Our valuation has been made on the assumption that the owner sells the Property (together with all chattels and fitting out therein) on the open market in its existing state without the benefit of deferred terms contracts, leaseback, joint venture, management agreement or any similar arrangement which would serve to affect the value of the Property.

We have assumed that the owner has free and uninterrupted rights to use the Property for the whole of the unexpired terms as specified in its land use right contract.

We have assumed that the owner of the Property has the rights to sell, mortgage, charge or otherwise dispose of the land to any person at a consideration without payment of any additional premium or substantial fee to government authorities.

Other special assumptions of the Property, if any, have been stated out in the footnotes of the valuation certificate of the Property.

Title investigation

We have been provided with copies of relevant documents relating to the Property. However, we have not searched the original documents to verify ownership nor to verify the existence of any lease amendments which do not appear on the copies handed to us by the Company. All documents have been used for reference only.

In addition, we have relied on the legal opinion issued by Global Law Office (referred to as the "PRC Legal Opinion") in relation to the title to and nature of land use rights in the Property.

Limiting conditions

We have conducted visual inspections of the Property but no structural survey has been made. Hence, we are not able to report that the Property is free from rot, infestation or any other structural defects. No tests were carried out on any of the services.

All dimensions, measurements and areas are based on the information supplied by the Company and where possible, they will be verified by us by referring to the copies of documents available to us.

We have relied to a considerable extent on the information provided by the Company and have accepted advice given to us by the Company on matters such as statutory notices, easements, tenure, business operations and financial data, site and floor areas and in the identification of the Property.

We have no reason to doubt the truth and accuracy of the information as provided to us by the Company. We have relied on your confirmation that no material facts have been omitted from the information supplied.

No allowance has been made in our valuation for any outstanding land premium, charge, mortgage or amount owing on the Property nor for expense or taxation which may be incurred in effecting a sale. We have assumed that the Property is free from encumbrances, restrictions and outgoing of an onerous nature which could affect the value.

Neither the whole nor any part of this report can be published, disclosed or referred to in any public document without our written consent.

Valuation

After taking into account of the above, it is in our opinion that the Open Market Value on going concern basis of the Property in the existing state and free from any encumbrance as at 31st August, 2002 is **HK$530,000,000 (HONG KONG DOLLARS FIVE HUNDRED AND THIRTY MILLION ONLY).**

Remarks

We have valued the Property in Hong Kong Dollars (HK$). The conversion of Renminbi (RMB) into HK$ is based on the factor.of HK$1.00 to RMB1.06 with reference to the prevailing exchange rate on valuation date.

We enclose herewith our valuation certificate.

Yours faithfully,
For and on behalf of
RHL Appraisal Ltd.

Serena S.W. Lau	**Tse Wai Leung**
AHKIS AAPI RPS (GP)	BSc MRICS AHKIS RPS(GP)
Managing Director	*Director*

Note: Serena S. W. Lau, who is an Associate of the Hong Kong Institute of Surveyors, an Associate of the Australian Property Institute, a Registered Professional Surveyor in General Practice and a qualified real estate appraiser in the PRC, and Tse Wai Leung, who is a member of the Royal Institution of Chartered Surveyors, an Associate of the Institute of Surveyor, a Registered Professional Surveyor in General Practice and a qualified real estate appraiser in the PRC, have over eight years' experience in valuation of properties in Hong Kong, in Macau, in Beijing and in the PRC.

VALUATION CERTIFICATE

Property	Description	Particulars of occupancy	Capital value in existing state as at 31st August, 2002
Beijing Harbour Plaza Hotel, No. 8 Jiang Tai West Road, Chao Yang District Beijing, the PRC.	The Property comprises a site with an area of 18,699.6 square metres on which a 20-storey hotel building named as "Beijing Harbour Plaza Hotel" is erected. In addition, 2 basement levels are provided underneath. The property was completed in 1990. The property also includes 3 blocks of single to 2-storey ancillary building. The Property has a total gross floor area of 37,173.20 square metres. The Property comprises a total of 429 guest rooms, a shopping arcade, food and beverage outlets, cafe shop, fitness centre, multi-function rooms, business centre and car parking spaces. The Property is fully equipped with motor vehicles, operation equipment, trade fixture and fitting, furniture and stock including laundry, stores, kitchen and executive offices.	As at the date of our inspection, the Property is being operated as a fully operational hotel.	HK$530,000,000. (95% interest attributable to the Company= HK$503,500,000)

Notes:

1. With reference to a Land Use Right Certificate dated 22nd November 1994 and renewed on 17th September 2001, the land use rights in the Property is held by Beijing Harbour Plaza Co., Ltd. (北京海逸酒店有限責任公司) for a term of 50 years expiring on 21st November 2044.

2. As stipulated in the Property Ownership Certificate dated 17th September 2001, the building ownership right in the Property is held by Beijing Harbour Plaza Co., Ltd. (北京海逸酒店有限責任公司).

3. As stipulated in the Business Licence of Beijing Harbour Plaza Co., Ltd. dated 14th August 1998, it has a permitted operation period spanning on between 26th January 1987 and 25th January 2024.

4. We have valued the Property as operational entities ongoing concern basis on the assumption that the existing business operations in the Property will be continued. Our valuation reflects the value of all chattels and fitting out within the Property in associate with the hotel business operations.

5. The PRC Legal Opinion on the Property is summarized as follows:

 5.1 Beijing Harbour Plaza Co., Ltd. ("Harbour Plaza") has been duly established as a Sino-foreign equity joint venture and all necessary government approvals and certificates in associate with its legal establishment have been obtained and are remain effective. To the best knowledge of the PRC legal advisor after due and reasonable investigation, there was no circumstances which would cause it to be wound up or liquidated as at the date of the PRC Legal Opinion;

 5.2 Harbour Plaza is jointly held by Wan Shou Hotel and DS Eastin Limited (a wholly owned subsidiary of the Company) with equity interest of 5% and 95% respectively;

 5.3 Harbour Plaza legally and validly owns the land use rights in the subject land and the ownership right to the buildings constructed thereon;

 5.4 The term of the land use rights in the Property is 50 years, from 22nd November 1994 to 21st November 2044;

 5.5 The subject land should be used for hotel business and the land premium provided in the Land Use Right Grant Agreement (Jing Fang Di Chu Rang (He) Zi (94) No. 006) dated 26th February 1994 has been fully paid;

 5.6 Pursuant to the aforesaid Land Use Right Grant Agreement, the plot ratio of the subject land should be 1:1.9. However, according to the Building Ownership Certificate (Jing Fang Quan Zheng Shi Chao Gang Ao Tai Zi No. 10156), the actual gross floor area of the Property may exceed the approved plot ratio provided in the said Land Use Right Grant Agreement although it is yet to be assessed by the Beijing Municipal Administration of Real Property. Harbour Plaza may be required to obtain a permit or approval for the actual plot ratio and pay extra land premium in proportion to the extra gross floor area. While the amount of extra land premium is yet to be assessed by the Beijing Municipal Administration of Real Property, in the opinion of the PRC legal advisor, it would not be of a significant sum should it be ever assessed. Notwithstanding the above, the State-owned Land Use Certificates are unlikely to be revoked or cancelled for the reason of this excessive plot ratio unless Harbour Plaza fails to act as required by the Beijing Municipal Administration of Real Property to obtain a permit or approval of the actual plot ratio and pay extra land premium;

 5.7 Harbour Plaza has obtained all government permits and approvals necessary for the gross floor area of 36,424.07 square metres but not for the extra gross floor area of 749.13 square metres. Therefore, Harbour Plaza may be required to obtain a planning permit for such extra gross floor area. To the best knowledge of the PRC legal advisor after due and reasonable investigation, there are no material legal impediments for Harbour Plaza to obtain such a planning permit should one ever be required. However, the Building Ownership Certificate of the Property is unlikely to be revoked or cancelled for the reason of lack of planning permits for the extra gross floor area unless Harbour Plaza fails to act as required by the Beijing Municipal Administration of Real Property to obtain a planning permit;

 5.8 Harbour Plaza is entitled to freely transfer, lease or mortgage the land use right and ownership of the buildings or any part thereof of the Property without payment of any additional land premium, to any individual or corporation, local and overseas, except that Harbour Plaza may be required to pay extra land premium as mentioned above; and

 5.9 To the best knowledge of the PRC legal advisor after due and reasonable investigation, as the date of the PRC Legal Opinion, there was no mortgage or other kinds of encumbrances existing on the land and the buildings constructed thereon.

6. Our valuation has been made in the assumption that all the additional land premium (if any) has been settled in full as at the valuation date.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to China Strategic. The directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in this circular misleading. The information on Shropshire group, Rosedale Hotel group and Makerston group are provided, at the request of China Land, by Ananda Wing On, Paul Y. - ITC and Hutchison Hotels respectively to China Strategic pursuant to the first, second and third sale and purchase agreements respectively.

SHARE CAPITAL

The authorised and issued share capital of the company as at the latest practicable date were as follows:

		HK$ (Nominal value)
Authorised:		
8,000,000,000	Shares	800,000,000
Issued and fully paid up:		
829,468,413	Shares	82,946,841

All shares in issue rank pari passu in all respects including as to dividends, voting rights and interest in capital.

DISCLOSURE OF INTERESTS

As at the latest practicable date, the interests of the directors and chief executive of the company in the securities of the company or any of its associated corporations, within the meaning of the SDI Ordinance, which have been notified to the company and the Stock Exchange pursuant to section 28 of the SDI Ordinance, including interests which they are deemed or taken to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance, or which are required pursuant to section 29 of the SDI Ordinance to be entered in the register referred to therein, or which are required to be notified to the company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, were as follows:

(a) **The company**

(i) *Shares and warrants*

	Number of shares			
	Personal interests	**Family interests**	**Corporate interests**	**Warrants**
				HK$
Dr. Chan Kwok Keung, Charles *(Note)*	—	—	120,660,000	3,861,120.00
Mr. Lien Kait Long	948	—	—	30.24

Note: Dr. Chan Kwok Keung, Charles ("Dr. Chan") is deemed to be interested in 120,660,000 shares in the company held by Calisan Developments Limited ("Calisan") by virtue of his interest in Chinaview International Limited ("Chinaview"). Dr. Chan owns the entire interest of Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns more than one-third of the entire issued ordinary share capital of ITC Corporation Limited ("ITC"). ITC owns the entire interest of ITC Investment Holdings Limited ("ITC Investment"). ITC Investment owns the entire interest in Hollyfield Group Limited ("Hollyfield"). Hollyfield owns more than one-third of the entire issued share capital of Paul Y. - ITC. Paul Y. - ITC owns the entire interest of Paul Y. - ITC Construction Holdings (B.V.I.) Limited ("PYBVI") which in turn owns the entire interest in Paul Y. - ITC Investments Group Limited ("PYITCIG"). PYITCIG owns the entire interest of Great Decision Limited ("GDL") which in turn owns the entire interest in Calisan. Accordingly, GDL, PYITCIG, PYBVI, Paul Y. - ITC, Hollyfield, ITC Investment, ITC, Galaxyway, Chinaview and Dr. Chan are deemed to be interested in 120,660,000 shares of the company which are held by Calisan.

(ii) *Share options*

	Number of share options	Exercise price *HK$*
Ms. Chan Ling, Eva	75,000	3.145

(b) **Associated company**

Sing Pao Media Group Limited (incorporated in the Cayman Islands with limited liability and the shares of which are listed on the Growth Enterprise Market of the Stock Exchange)

	Number of share options	Exercise price *HK$*
Dr. Yap, Allan	281,250	7.18
Mr. Chan Kwok Hung	281,250	7.18

Save as disclosed above, as at the latest practicable date, none of the directors nor chief executive of the company had, or was taken or deemed to have under section 28 of the SDI Ordinance or under section 31 of, or Part I of the Schedule to, the SDI Ordinance, any interests in the shares or share options of the company or any of its associated corporations, within the meaning of the SDI Ordinance which is required to be notified, or which is required to be entered in the register kept by the company pursuant to section 29 of the SDI Ordinance or which were required to be notified to the company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies of the Listing Rules.

None of the directors has, since 31st December, 2001, being the date to which the latest audited consolidated financial statements of the company have been made up, any direct or indirect interest in any assets acquired or disposed of by or leased to or proposed to be acquired or disposed of by or leased to any member of the China Strategic group.

None of the directors is materially interested in any contract or arrangement subsisting as at the latest practicable date which is significant in relation to the business of the company.

SUBSTANTIAL SHAREHOLDERS

As at the latest practicable date, so far as was known to any director or chief executive of the company, each person, other than the directors or chief executive of the company, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying voting rights to vote in all circumstances at general meetings of the company is as follows:

Name	Number of shares	Approximate % of issued share capital
Well Orient Limited *(Note)*	120,660,000	14.55
Powervote Technology Limited *(Note)*	120,660,000	14.55
Hanny Magnetics (B.V.I.) Limited *(Note)*	120,660,000	14.55
Hanny Holdings Limited *(Note)*	120,660,000	14.55

Note: Well Orient Limited ("Well Orient") is wholly owned by Powervote Technology Limited ("PTL") which is in turn wholly owned by Hanny Magnetics (B.V.I.) Limited ("Hanny Magnetics"). Hanny Magnetics is wholly owned by Hanny Holdings Limited ("Hanny"), a company of which the securities are listed on the Stock Exchange and its substantial shareholder (as defined in the SDI Ordinance) is Dr. Chan Kwok Keung, Charles who holds approximately 28.26% interest in Hanny, and is the chairman and chief executive officer of the company. PTL, Hanny Magnetics and Hanny were deemed to be interested in 120,660,000 shares which were held by Well Orient.

Save as disclosed above, so far as was known to any director, there was no person who, as at the latest practicable date, was directly or indirectly interested in 10% or more of the issued share capital or of any options in respect of such capital of the company.

As at the latest practicable date, so far as was known to any director or chief executive of the company, no person (not being a director or chief executive of the company), other than those whose interests are set out below, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the group (other than the company) or held any options in respect of any such capital:

	Approximate % of interest in share capital held by:		
Name of subsidiary	The group	Other shareholder(s)	Name of other shareholder(s)
Best Glory Limited	70 *(Note e)*	30 *(Note b)*	Chips Plus Development Incorporated
中通訊網絡技術服務有限公司 (China Telecom Information Network Technology Service Ltd.)	60	40	中國通信建設總公司 (China IT Development Corporation)

Name of subsidiary	Approximate % of interest in share capital held by: The group	Other shareholder(s)	Name of other shareholder(s)
China Telecom Internat Limited	51	49	China Telecom Investment Corporation
Shanxi Dionysus Investments Limited	70 *(Note e)*	30 *(Note b)*	Chips Plus Development Incorporated
雙喜輪胎工業股份有限公司 (Double Happiness Tyre Industries Corporation Limited)	55 *(Note a)*	45	太原橡膠廠 (Taiyuan Rubber Factory)
Earnfull Industrial Limited	90	10	Wang Ming Jian
Exburg Limited	70 *(Note e)*	30 *(Note b)*	Chips Plus Development Incorporated
Gladly Development Limited	70 *(Note e)*	30 *(Note b)*	Chips Plus Development Incorporated
Goldsmith Assets Limited	70 *(Note e)*	30 *(Note b)*	Chips Plus Development Incorporated
廣州江南房產有限公司 (Guang Zhou Jiang Nan Property Co., Ltd.)	75 *(Note e)*	25	廣州市海珠區城市建設開發公司 (Guangzhou Haizhu City Construction Development Co.)
杭州富春江化工有限公司 (Hangzhou Fu Chun Jiang Chemical Industrial Co., Ltd.)	51 *(Note f)*	49	富陽市工業集團公司 (Fu Yang Shi Industrial Group Co.)
杭州中策橡膠有限公司 (Hangzhou Zhongce Rubber Co., Ltd.)	51 *(Note a)*	49	杭州橡膠總廠 (Hangzhou Rubber Factory)
Holburn Properties Limited	70 *(Note e)*	30 *(Note b)*	Chips Plus Development Incorporated
惠州燦榮房產有限公司 (Huizhou Best Glory Property Ltd.)	70 *(Note e)*	30 *(Note b)*	Chips Plus Development Incorporated

Name of subsidiary	Approximate % of interest in share capital held by: The group	Other shareholder(s)	Name of other shareholder(s)
惠州澤利房產有限公司 (Huizhou Gladly Property Ltd.)	70 *(Note e)*	30 *(Note b)*	Chips Plus Development Incorporated
惠州緯通房產有限公司 (Huizhou World Express Property Ltd.)	70 *(Note e)*	30 *(Note b)*	Chips Plus Development Incorporated
MBK China Strategic Limited	60	40	Mitsui & Co., Limited
Nice Home Properties Limited	78 *(Note e)*	22	Sung Chai
Orion (B.V.I.) Tire Corporation	60 *(Note a)*	40	Coronada Holding Limited
Orion Tire Corporation	60 *(Note a)*	40	Coronada Holding Limited
Principal Diamond Limited	80	20	Wonder Wealth Limited
Ruby Uniforms Limited	90	10	Frederick Poon Chuan Ki
深圳龍城星源實業有限公司 (Shenzhen Longchen Xinyuan Industrial Co., Ltd.)	60 *(Note e)*	30 *(Note c)*	深圳華昱投資開發股份有限公司 (Shenzhen Huayu Investment & Development Co., Ltd.)
深圳經濟特區發展中心有限公司 (Shenzhen SEZ Development Centre Co., Ltd.)	86 *(Note d)* *(Note e)*	10	深圳經濟特區發展(集團)公司 (Shenzhen Special Economic Zone Development (Group) Company)
World Express Limited	70 *(Note e)*	30 *(Note b)*	Chips Plus Development Incorporated
銀川中策(長城)橡膠有限公司 (Yinchuan C.S.I. (Greatwall) Rubber Co., Ltd.)	51 *(Note a)*	49	寧夏銀川橡膠廠 (Ningxia Yinchuan Rubber Manufacturing)

Notes:

a. These shareholdings are held by China Enterprises Limited ("CEL"), which operates in the PRC and its shares are listed on the New York Stock Exchange. The group holds approximately 55.2% effective equity interest and approximately 88.8% effective voting interest in CEL.

b. Chips Plus Development Incorporated directly owns 30% interest in Dionysus Investments Limited which in turn directly owns 100% interest in Exburg Limited, Goldsmith Assets Limited and Holburn Properties Limited. Exburg Limited directly owns 100% interest in Gladly Development Limited which in turn directly owns 100% equity interest in Huizhou Gladly Property Ltd.. Goldsmith Assets Limited directly owns 100% interest in Best Glory Limited which in turn directly owns 100% equity interest in Huizhou Best Glory Property Ltd.. Holburn Properties Limited directly owns 100% interest in World Express Limited which in turn directly owns 100% equity interest in Huizhou World Express Property Ltd..

c. The remaining 10% interest in Shenzhen Longchen Xinyuan Industrial Co., Ltd. is held by two minority shareholders, the ultimate interests of which, so far as were known to the directors and chief executive of the company, were neither held by the group nor the other substantial shareholder of Shenzhen Longchen Xinyuan Industrial Co., Ltd.. One of the minority shareholders has agreed to dispose of its 5% equity interest in Shenzhen Longchen Xinyuan Industrial Co., Ltd. to Shenzhen Huayu Investment & Development Co., Ltd. Such transfer of interest is still in process.

d. The remaining 4% interest is indirectly held by minority shareholders through an intermediate holding company of Shenzhen SEZ Development Centre Co., Ltd., the ultimate interests of which, so far as were known to the directors and chief executive of the company, were neither held by the group nor the other substantial shareholder of Shenzhen SEZ Development Centre Co., Ltd..

e. These shareholdings are indirectly held by China Land.

f. These shareholdings are held by Hangzhou Zhongce Rubber Co., Ltd..

SERVICE CONTRACTS

As at the latest practicable date, none of the directors had any existing or proposed service contract with any member of the group, save for contracts expiring or terminable by the employer within one year without payment of compensation, other than statutory compensation.

There are no contracts entered into or commenced or amended in the past six months.

SECRETARY

The secretary of the company is Chan Yan Yan, Jenny, Chartered Secretary.

MATERIAL CHANGES

The directors are not aware of any material adverse change in the financial or trading position of the China Strategic group since 31st December, 2001 being the date to which its latest published audited accounts were prepared.

LITIGATION

a. In August 1999, the architect of Paul Y. Plaza located in Guangzhou, the PRC, initiated legal proceedings against Eventic Limited ("Eventic"), an indirect non-wholly owned subsidiary of the company, in respect of a claim for payment of service fees and other expenses of HK$0.6 million and HK$6.6 million respectively. Eventic is engaged the architect for architectural services in respect of Paul Y. Plaza.

   Eventic has vigorously defended the claims and made a counterclaim for loss and damages suffered due to insufficient supervisory services provided by the architect.

   In view of the counterclaim made by Eventic, the architect amended its total claims to HK$7.7 million. As at the latest practicable date, the proceedings are still ongoing and are at the stage of the exchange of documents. After taking into consideration the advice of the group's legal counsel, the directors consider the outcome of the proceedings will not have material adverse financial effect on the group.

b. In July 2001, 惠州緯通房產有限公司 (Huizhou World Express Property Ltd.) ("Huizhou World Express"), an indirect non-wholly owned subsidiary of the company as the developer, initiated legal proceedings against the Huizhou Municipal Government of the Guangdong Province, the PRC, in its capacity as the guarantor of 惠州市嘉城集團有限公司 (Huizhou Jia Cheng Group Co., Ltd.) ("Huizhou Jia Cheng"), the main contractor in the construction of Hongkong Macau Square, under a guarantee letter dated 7th September, 1994 executed by the Huizhou Municipal Government in favour of Huizhou World Express. The amount claimed by Huizhou World Express was approximately RMB243.6 million (equivalent to

approximately HK$229.8 million), being the construction costs of approximately RMB167.5 million (equivalent to approximately HK$158.0 million) paid by Huizhou World Express to Huizhou Jia Cheng together with the damages for the amount of approximately RMB76.1 million (equivalent to approximately HK$71.8 million).

As at the latest practicable date, Huizhou World Express is awaiting for the hearing of the case. At this stage, the outcome cannot be predicted with certainty. As the total construction costs of Hongkong Macau Square has already been written off, the directors are of the opinion that there is unlikely to be any material adverse financial impact on the group in the event that the final judgement is not in favour of Huizhou World Express.

c. In June 2002, a sub-contractor of Paul Y. Plaza, initiated legal proceedings against Eventic, in respect of a claim for payment of sub-contract works for approximately RMB5.2 million (equivalent to approximately HK$4.9 million).

Eventic has vigorously defended the claim as there was no contractual relationship between Eventic and the sub-contractor. Eventic has also made a counterclaim and/or set off against the sub-contractor for the balance of unused advance payment and overpayment of approximately RMB4.2 million and RMB0.8 million (equivalent to approximately HK$4.0 million and HK$0.8 million) respectively paid to the sub-contractor.

As at the latest practicable date, the proceedings are still ongoing. The directors are of the opinion that there is unlikely to be any material adverse financial impact on the group in the event that the final judgement is not in favour of Eventic.

Save as disclosed above, as at the latest practicable date, so far as the directors are aware, neither the company nor any of its subsidiaries is engaged in any litigation or arbitration or claims of material importance and no litigation or claims of material importance is known to the directors to be pending or threatened by or against any member of the group.

CONSENTS AND EXPERTS

The following is the qualification of each of the experts who has given opinion or advice which is contained in this circular:

Name	Qualification
Platinum	an investment adviser and a securities dealer registered under the Securities Ordinance
Deloitte Touche Tohmatsu	certified public accountants
PricewaterhouseCoopers	certified public accountants
Norton	professional property valuers
RHL	professional property valuers

Platinum, Deloitte Touche Tohmatsu, PricewaterhouseCoopers, Norton and RHL have given and have not withdrawn their respective written consents to the issue of this circular with inclusion of their respective letters, which have been prepared for inclusion in this circular, and references to their names in the form and context in which they are included.

Platinum, Deloitte Touche Tohmatsu, PricewaterhouseCoopers, Norton and RHL do not have any shareholding interest in any member of the China Strategic group or any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the China Strategic group.

None of Platinum, Deloitte Touche Tohmatsu, PricewaterhouseCoopers, Norton or RHL has, since 31st December, 2001, being the date to which the latest audited consolidated financial statements of the company have been made up, any direct or indirect interest in any assets acquired or disposed of by or leased to or proposed to be acquired or disposed of by or leased to any member of the China Strategic group.

MATERIAL CONTRACTS

During the two years immediately preceding the date of this circular, the following contracts, not being contracts entered into in the ordinary course of business, have been entered into by the group and are or may be material:

(a) an agreement dated 2nd November, 2000 entered into between Sing Pao Newspaper & Publications Limited as vendor and Optima Media Holding Limited ("Optima"), a 65% owned subsidiary of the company at that time, as purchaser in relation to the acquisition of the publishing business under the name of Sing Pao Newspaper ("Sing Pao") for a consideration of HK$150,000,000. Completion of the transaction took place in December 2000;

(b) an agreement dated 17th November, 2000 entered into between Simultronics Limited as vendor, Win Allied Holding Inc. as vendor, Chan Boon Ho, Peter as vendor, Gold Brilliant Limited ("Gold Brilliant"), a company owned as to 65% by the company, at that time as purchaser, Star East Holdings Limited ("SEH") as guarantor for the purchaser and the company as guarantor for the purchaser in respect of the acquisition of approximately 38.65% of the entire issued share capital of Huey Tai International Limited ("Huey Tai") (now renamed Premium Land Limited with the stock code of 164) for a consideration of HK$133,060,984.32. Completion of the transaction took place in January 2001;

(c) an agreement dated 17th November, 2000 entered into between Good Trend Enterprises Limited ("Good Trend"), a wholly owned subsidiary of the company as vendor, Capital Deal Investments Limited ("Capital Deal") as vendor, Actiwater Resources Limited ("Actiwater Resources") as purchaser, the company as guarantor for Good Trend, SEH as guarantor for Capital Deal and Huey Tai as guarantor for the purchaser in respect of the disposal of all the issued and outstanding shares of Optima together with all the issued and outstanding shares of two other wholly owned subsidiaries of the company, which are engaged in the magazine and media businesses respectively for a consideration of HK$110,000,000. Completion of the transaction took place in January 2001;

(d) a share purchase and option agreement dated 10th November, 2000 entered into between Tung Fong Hung (Holdings) Limited ("TFH") (now renamed Hansom Eastern (Holdings) Limited) which was and still is an independent third party and See Ying Limited ("See Ying"), a wholly owned subsidiary of the company in respect of the acquisition of 49% interest in Tung Fong Hung Investment Limited ("TFH Investment") for a consideration of HK$44,100,000 with an option granted by TFH to See Ying to exercise a right to acquire the balance of the shareholdings, being 51% interest in TFH Investment, at the option price of HK$45,900,000 during a period of two years commencing on the date of such agreement. Completion of the transaction took place in January 2001;

(e) an agreement dated 18th May, 2001 entered into between Good Trend as vendor, Capital Deal as vendor, the company as guarantor for Good Trend, SEH as guarantor for Capital Deal, Upland Profits Limited ("Upland Profits") as purchaser and Capital Strategic Investment Limited ("CSI") as guarantor for purchaser in relation to the disposal of the entire issued share capital of Gold Brilliant, a holding company of Sing Pao Media ("Sing Pao Media") (formerly known as Huey Tai and now renamed as Premium Land Limited) and the assignment of the shareholder loans due from Gold Brilliant by Good Trend and Capital Deal to CSI for a consideration of HK$206,000,000. Completion of the transaction took place in July 2001;

(f) a disposal agreement dated 18th May, 2001 entered into between Expert Solution Limited ("Expert Solution"), a 65% owned subsidiary of the company, as purchaser, and Sing Pao Media as vendor, in relation to the disposal of the entire issued share capital of and the shareholder loan to Actiwater Resources by Sing Pao Media to Expert Solution for a consideration of HK$110,000,000. Completion of the transaction took place in July 2001;

(g) a placing and subscription agreement dated 4th July, 2001 entered into among the company, China Land and Tai Fook Securities Company Limited ("Tai Fook") whereby the company agreed to subscribe 226,000,000 shares of US$0.02 each in China Land placed under the same agreement at HK$0.40 per share which amounts to a total consideration of HK$90.4 million. Additionally, Tai Fook received approximately HK$1.8 million as commission for the placing;

(h) an agreement dated 24th September, 2001 entered into between Expert Solution as vendor and STAREASTnet.com Corporation ("STAREASTnet") (now renamed as Sing Pao Media Group Limited with the stock code of 8010) as purchaser in respect of the disposal of the entire issued share capital of and assignment of shareholder loan due from Actiwater Resources by Expert Solution to STAREASTnet for the consideration of HK$210 million. Completion of the transaction took place in December 2001;

(i) a subscription agreement dated 1st February, 2002 entered into between Million Good Limited ("Million Good"), a wholly owned subsidiary of CEL, as subscriber, Ananda Wing On, Chan Yeuk Wai and CEL as subscriber guarantor in respect of the subscription of 4,800,000,000 shares in Ananda Wing On at an initial subscription price of HK$0.027 per share by Million Good for a consideration of HK$129,600,000. CEL is a company owned as to approximately 55.2% effective equity interest and approximately 88.8% effective voting interest by the company. Completion of the transaction took place in April 2002. Further details of the transaction are set out in the joint announcement dated 8th February, 2002;

(j) a subscription agreement dated 1st February, 2002 entered into between Ananda Wing On, CEL as subscriber and Hounslow Limited in respect of the subscription of convertible note in the amount of HK$120,000,000 attaching with conversion rights to convert the note into shares of Ananda Wing On at the conversion price of HK$0.032 per share by CEL. Completion of the transaction took place in April 2002. Further details of the transaction are set out in the joint announcement dated 8th February, 2002;

(k) an underwriting agreement dated 14th March, 2002 entered into between Well Orient and the company in relation to a rights issue of two rights shares for every one then existing share held on 4th June, 2002 of which the transaction did not proceed as one of the conditions precedent of the agreement, being the passing of a resolution, by way of poll, by the shareholders of the company were voted down at the extraordinary general meeting of the company held on 4th June, 2002. As a result the proposed underwriting commission of 1% of the total issue price of the rights shares underwritten was not required;

(l) an underwriting agreement dated 14th March, 2002 entered into between Calisan Developments Limited ("Calisan") and the company in relation to a rights issue of two rights shares for every one then existing share held on 4th June, 2002 of which the transaction did not proceed as one of the conditions precedent of the agreement, being the passing of a resolution, by way of poll, by the shareholders of the company were voted down at the extraordinary general meeting of the company held on 4th June, 2002. As a result the proposed underwriting commission of 1% of the total issue price of the rights shares underwritten was not required;

(m) a subscription agreement dated 4th June, 2002 (as supplemented by two letter agreements dated 15th August, 2002 and 29th August, 2002 respectively) entered into between the company as the subscriber and Companion Building Material International Holdings Limited ("Companion Building") in relation to the subscription for 20,000,000,000 shares in Companion Building at a total subscription price of HK$200,000,000. Completion of the transaction took place in September, 2002. Further details of the transaction are set out in the joint announcement dated 7th June, 2002;

(n) a subscription agreement dated 6th June, 2002 entered into among the company, Calisan and Well Orient as subscribers, whereby each of Calisan and Well Orient agreed to subscribe for 50% of the shares of the company placed under the placing agreement dated 6th June, 2002, entered into among Calisan, Well Orient and Tai Fook subject to a maximum of 46,000,000 new shares of the company and 46,000,000 new shares of the company respectively at the price of HK$0.20 per subscription share, which amounts to a maximum total consideration of HK$9.2 million and HK$9.2 million respectively. Completion of the transaction took place in June 2002. Further details of the transaction are set out in the announcement dated 7th June, 2002;

(o) a project management services agreement dated 9th July, 2002 entered into between the company and Paul Y. Project Management International Limited, a wholly owned subsidiary of Paul Y. - ITC, in respect of the provision of project management services for the development of the Liqiao Industrial Park at Shunyi District, Beijing, the PRC for a term of five years and for a total remuneration of not more than HK$9,000,000. Further details of the transaction are set out in the announcement dated 9th July, 2002;

(p) the underwriting agreement dated 15th July, 2002 entered into among the company, BNP, Kingston Securities Limited ("Kingston"), Calisan, Well Orient and Mr. Lien Kait Long in relation to a rights issue of one rights share for every two existing shares held on 7th August, 2002. Completion of the transaction took place in August 2002. BNP and Kingston will receive a commission of 2.5% of the total issue price of the rights shares. Further details of the transaction are set out in the announcement dated 15th July, 2002;

(q) A debt restructuring agreement dated 21st August, 2002 entered into among the company, China Development Corporation, a company incorporated in Hong Kong with limited liabilities the shares of which are listed on the Stock Exchange ("CDC") and Grand Orient Limited ("Grand Orient"), a wholly owned subsidiary of the company whereby (i) the company had conditionally agreed on completion to grant a new loan facility to CDC of amount up to approximately HK$48.6 million; (ii) Grand Orient has agreed on completion to grant indulgence to CDC in respect of the repayment of all and any sums (whether the principal, interest accrued thereon or otherwise) which are due and payable by CDC to Grand Orient under five loan agreements entered into by CDC as borrower and Grand Orient as lender. The completion of the debt restructuring agreement is conditional upon, among other things, (i) the completion of a sale and purchase agreement dated 21st August, 2002 entered into between CDC, as vendor, and Dr. Albert Hong Hin Kay ("Dr. Hong"), a director of Sum Cheong Corporation Pte Ltd. ("Sum Cheong") as purchaser whereby Dr. Hong has agreed to purchase 58,000,000 ordinary shares of Sum Cheong and (ii) the issue of an exchangeable note by Sum Cheong to CDC whereby CDC shall be entitled to exchange into 50% equity interest in CP-Sum Cheong (China) Pte Ltd. Completion of the transaction is expected to be effective on October, 2002;

(r) subscription agreement;

(s) placing agreement;

(t) first sale and purchase agreement;

(u) second sale and purchase agreement; and

(v) third sale and purchase agreement.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the office of the company at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong up to and including 28th October, 2002 and at the forthcoming extraordinary general meeting:

— memorandum of association and articles of association of the company;

— the material contracts referred to in this appendix;

— the audited consolidated financial statements of the group for the two financial years ended 31st December, 2001;

— the accountants' reports on Shropshire, the Shropshire group the Rosedale Hotel group and the Makerston group, the text of which is set out in appendices II, III, IV and V of this circular;

— the letter summary of valuations and valuation certificates, the text of which are set out in appendices VI, VII and VIII of this circular;

— a letter of advice from Platinum to the independent board committee set out on pages 26 to 40 of this circular;

— the following documents issued by the company pursuant to the requirements set out under Chapter 14 of the Listing Rules since 31st December, 2001 being the date to which the latest published audited consolidated financial statements of the group were made up:

a. a discloseable transaction circular dated 4th March, 2002 containing, inter alia, certain information regarding the subscription of 4,800,000,000 new shares in Ananda Wing On by Million Good Limited, a wholly owned subsidiary of China Enterprises Limited ("China Enterprises") and the convertible note by China Enterprises or its nominees;

b. a circular dated 10th May, 2002 containing, inter alia, certain information regarding the previously proposed rights issue with bonus warrant and the notice of the extraordinary general meeting held on 4th June, 2002;

c. a circular dated 22nd July, 2002 containing, inter alia, certain information regarding the rights issue with bonus warrant and the notice of an extraordinary general meeting held on 7th August, 2002;

d. a prospectus dated 7th August, 2002 containing, inter alia, certain information regarding the rights issue with bonus warrant; and

— written consents referred to in this appendix.

GENERAL

The English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

CHINA STRATEGIC HOLDINGS LIMITED

中策集團有限公司

(Incorporated in Hong Kong with limited liability)

ORDINARY RESOLUTION

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of China Strategic Holdings Limited (the "company") will be held at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Monday, 28th October, 2002 at 12:00 noon, for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution:

"**THAT**:

(i) the agreement dated 22nd July, 2002 (the "first sale and purchase agreement") entered into between China Land Group Limited ("China Land") and Ananda Wing On Travel (Holdings) Limited ("Ananda Wing On") (copy of which has been produced to the meeting marked "A" and signed for identification by the Chairman thereof) pursuant to which China Land will acquire from Ananda Wing On the entire issued share capital of and the shareholder's loan of about HK$44.4 million to Shropshire Property Limited for a consideration of HK$110 million and which consideration will be satisfied by the issue of 366,666,666 new shares in China Land to Ananda Wing On or its nominee and the transactions contemplated under the first sale and purchase agreement be and are hereby approved;

(ii) the agreement dated 22nd July, 2002 (the "second sale and purchase agreement") entered into between China Land and Paul Y. - ITC Construction Holdings Limited ("Paul Y. - ITC") (copy of which has been produced to the meeting marked "B" and signed for identification by the Chairman thereof) pursuant to which China Land will acquire from Paul Y. - ITC the entire issued share capital of and the shareholder's loan of about HK$476.6 million to Rosedale Hotel Group Limited for a cash consideration of HK$250 million and the transactions contemplated under the second sale and purchase agreement be and are hereby approved;

(iii) the agreement dated 22nd July, 2002 (the "third sale and purchase agreement") entered into between Clever Basin Holdings Limited, a wholly owned subsidiary of China Land, and Hutchison Hotels Holdings (International) Limited ("Hutchison Hotels") (copy of which has been produced to the meeting marked "C" and signed for identification by the Chairman thereof) pursuant to which China Land will acquire from Hutchison Hotels the entire issued share capital of and the shareholder's loan of about HK$605.6 million to Makerston Limited for a consideration of HK$515 million and which

consideration will be satisfied by payment of HK$150 million in cash and the issue of a promissory note for the principal amount of HK$365 million by China Land to Hutchison Hotels or as it may direct and the transactions contemplated under the third sale and purchase agreement be and are hereby approved; and

(iv) any director of the company be and is hereby authorised to do all things and acts and sign all documents which he considers necessary, desirable or expedient in connection with the transactions contemplated under the first, second and third sale and purchase agreements."

By Order of the Board
Lien Kait Long
Executive Director

Hong Kong, 5th October, 2002

Registered office:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Notes:

1. Any member entitled to attend and vote may appoint one or more proxies to attend the meeting and on a poll vote instead of him. A proxy may not be a member of the company.

2. The form of proxy shall be in writing under the hand of the appointer or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

3. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the company's share registrars, Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

此乃要件　請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之中策集團有限公司(「本公司」)股份全部**售出或轉讓**，應立即將本通函送交買主或承讓人，或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(於香港註冊成立之有限公司)

主要及關連交易

中國置地集團有限公司
建議收購 Rosedale Hotel Group Limited

主要交易

中國置地集團有限公司
建議收購 Shropshire Property Limited
及 Makerston Limited

須予披露交易

被視作出售中國置地集團有限公司之事項

中策集團有限公司之
財務顧問

財務顧問有限公司 英高

獨立董事委員會之
獨立財務顧問

百德能
證券

本公司將於二零零二年十月二十八日星期一中午十二時正假座香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東特別大會，大會通告載於本通函第222至223頁。無論　閣下能否親身出席大會，敬請盡快按隨附之代表委任表格印備之指示將表格填妥，並無論如何不可遲於大會指定舉行時間前48小時交回標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。填妥及交回代表委任表格後，　閣下屆時仍可親身出席大會或其任何續會，並於會上投票。

獨立董事委員會函件載於本通函第24至25頁。百德能證券有限公司致獨立董事委員會之意見函件載於本通函第26至第40頁。

二零零二年十月五日

目　錄

在本通函內，除文義另有所指外，以下詞彙具有以下涵義：

「辰達永安」	指	辰達永安旅遊(控股)有限公司，一家於百慕達註冊成立之有限公司，其股份於聯交所上市
「該公佈」	指	中策、中國置地及辰達永安於二零零二年七月二十六日發表之聯合公佈
「聯繫人」	指	具有上市規則所賦予之涵義
「北京海逸酒店公司」	指	北京海逸酒店有限責任公司，於中國成立之中外合資經營企業，經營期由一九八七年一月二十六日至二零二四年一月二十五日止
「百富勤」	指	法國巴黎百富勤證券有限公司，根據香港法例第333章證券條例之註冊交易商，為配售事項之配售代理
「董事會」	指	董事會
「營業日」	指	香港銀行一般辦公之營業日，不包括星期六
「中國置地」	指	中國置地集團有限公司，一家於百慕達註冊成立之有限公司，其股份於聯交所上市
「中國置地集團」	指	中國置地及其附屬公司
「中策」或「本公司」	指	中策集團有限公司，一家於香港註冊成立之有限公司，其證券於聯交所上市
「中策集團」或「本集團」	指	本公司及其附屬公司
「Clever Basin」	指	Clever Basin Holdings Limited，中國置地之全資附屬公司
「公司條例」	指	香港法例第32章公司條例
「代價股份」	指	根據第一份買賣協議，將予發行予辰達永安或其代名人之366,666,666股中國置地新股
「董事」	指	本公司董事

「執行理事」	指	證監會企業融資部執行理事及執行理事授權之任何人員
「股東特別大會」	指	本公司將於二零零二年十月二十八日星期一中午十二時正假座香港九龍觀塘鴻圖道51號保華企業中心11樓舉行之股東特別大會或其任何續會，藉以考慮及酌情批准決議案
「第一份買賣協議」	指	辰達永安與中國置地於二零零二年七月二十二日訂立之有條件協議，據此，中國置地向辰達永安收購Shropshire全部已發行股本及約44,400,000港元之股東貸款，代價約為110,000,000港元。該筆代價將以發行366,666,666股中國置地新股之方式支付，每股代價股份作價0.30港元
「瑞陽」	指	瑞陽有限公司，辰達永安之全資附屬公司
「香港銀行同業拆息」	指	根據Clever Basin 與Hutchison Hotels按照第三份買賣協議發行之承兑票據之各利息期間首日香港時間上午十一時正，Telerate螢幕版面9898所顯示之年率，作為提供予香港銀行同業市場之主要銀行或金融機構就六個月港元存款之利率
「香港」	指	中國香港特別行政區
「Hutchison Hotels」	指	Hutchison Hotels Holdings (International) Limited，一家於英屬處女群島註冊成立之有限公司，為和記黃埔有限公司(於香港註冊成立之有限公司及其股份在聯交所上市)之全資附屬公司
「獨立董事委員會」	指	本公司之獨立董事委員會，成員包括本公司之獨立非執行董事卜思問先生及蔡學雯女士
「獨立股東」	指	保華德祥及其聯繫人以外之股東

「最後實際可行日期」	指	二零零二年九月二十七日，即本通函付印前為確定其中若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「洛陽金水灣大酒店公司」	指	洛陽金水灣大酒店有限公司，一家於中國成立之合營企業
「洛陽市電業局」	指	洛陽市電業局
「Makerston」	指	Makerston Limited，一家於英屬處女群島註冊成立之有限公司，並為Hutchison Hotels之全資公司附屬公司。其透過其全資附屬公司日陽東方投資有限公司持有北京海逸酒店公司之95%間接權益
「Makerston集團」	指	Makerston及其附屬公司
「普敦」	指	普敦國際評估有限公司，獨立專業物業估值師
「保華德祥」	指	保華德祥建築集團有限公司，一家於百慕達註冊成立之有限公司，其證券於聯交所上市
「配售事項」	指	以每股配售股份0.30港元之發行價配售配售股份
「配售協議」	指	中國置地與百富勤訂立之有條件協議，內容關於配售代理盡力配售最多達1,333,333,333股中國置地新股
「配售股份」	指	中國置地根據配售協議將予發行之最多達1,333,333,333股中國置地新股
「百德能」	指	百德能證券有限公司，根據香港法例第333章證券條例註冊之投資顧問，就中國置地根據第一、第二及第三份買賣協議進行之收購獲委聘為獨立董事委員會之獨立財務顧問
「中國」	指	中華人民共和國，就本通函而言，不包括香港、中華人民共和國澳門特別行政區及台灣

「建議」	指	大規模集團重組，主要內容包括訂立認購協議、配售協議、第一、第二及第三份買賣協議
「建議協議」	指	認購協議、配售協議及第一、第二及第三份買賣協議
「永利行」	指	永利行評值顧問有限公司，獨立專業物業估值師
「Rosedale Hotel Group」	指	Rosedale Hotel Group Limited，一家於英屬處女群島註冊成立之有限公司，為保華德祥之全資附屬公司。其間接擁有珀麗酒店
「Rosedale Hotel集團」	指	Rosedale Hotel Group及其附屬公司
「披露權益條例」	指	香港法例第396章證券(披露權益)條例，以不時經修訂版為準
「第二份買賣協議」	指	保華德祥與中國置地於二零零二年七月二十二日訂立之有條件協議，據此，中國置地將向保華德祥收購Rosedale Hotel Group全部已發行股本及約482,500,000港元之股東貸款，現金代價為250,000,000港元
「證監會」	指	證券及期貨事務監察委員會
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值0.10港元之普通股
「Shropshire」	指	Shropshire Property Limited，一家於英屬處女群島註冊成立之有限公司，為辰達永安之全資附屬公司。其有權收購洛陽金水灣大酒店公司之60%股本權益
「Shropshire集團」	指	Shropshire及洛陽金水灣大酒店公司
「聯交所」	指	香港聯合交易所有限公司
「認購事項」	指	辰達永安或其指定之一間全資附屬公司按認購價每股認購股份0.30港元認購認購股份

「認購協議」	指	中國置地與辰達永安於二零零二年七月二十二日訂立之有條件協議，據此，辰達永安或其指定之一間全資附屬公司認購1,000,000,000股中國置地新股
「認購股份」	指	中國置地根據認購協議將予發行予辰達永安或其指定之一間全資附屬公司之1,000,000,000股中國置地新股
「附屬公司」	指	具有香港法例第32章公司條例所賦予之涵義，以不時經修訂版為準
「收購守則」	指	香港公司收購及合併守則
「第三份買賣協議」	指	Hutchison Hotels與中國置地於二零零二年七月二十二日訂立之有條件協議，據此，Clever Basin將向Hutchison Hotels收購Makerston全部已發行股本及約605,600,000港元之股東貸款，總代價為515,000,000港元，將會以現金150,000,000港元及發行本金額365,000,000港元之承兑票據之方式支付
「認股權證」	指	根據於二零零二年八月七日之認股權證文據發行之本公司認股權證
「港元」	指	港元，香港法定貨幣
「人民幣」	指	人民幣，中國法定貨幣
「美元」	指	美元，美利堅合眾國法定貨幣

除另有指定者外，人民幣款項及美元款項已按以下滙率換算為港元：

1.00港元兑人民幣1.06元
7.80港元兑1.00美元

該等滙率僅供説明用途，並不代表任何金額已按、可能已按或可按該等滙率或任何其他滙率換算。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
(於香港註冊成立之有限公司)

執行董事：
陳國強博士(主席兼行政總裁)
Yap, Allan博士(副主席)
周美華女士
連克農先生
李華健先生
陳玲女士

替任董事：
陳國鴻先生(陳國強博士之替任董事)
呂兆泉先生(Yap, Allan博士之替任董事)
劉高原先生(周美華女士之替任董事)

獨立非執行董事：
卜思問先生
蔡學雯女士

註冊辦事處：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

敬啟者：

主要及關連交易
中國置地建議收購 Rosedale Hotel Group

主要交易
中國置地建議收購 Shropshire 及 Makerston

須予披露交易
被視作出售中國置地之事項

緒言

於二零零二年七月二十六日，中策、中國置地及辰達永安各董事聯合宣佈，中策現建議進行大規模集團重組，主要內容包括之認購協議、配售協議、第一、第二及第三份買賣協議，其詳情載於下文。

於建議協議完成時，中策於中國置地之應佔權益將會由中國置地經認購股份、配售股份（倘獲全面配售）及代價股份擴大之已發行股本之65.6%攤薄至28.0%；及辰達永安將不會於Shropshire之已發行股本中擁有任何直接權益。辰達永安將會擁有中國置地經擴大已發行股本約33.6%權益，而中國置地則擁有Shropshire已發行股本之100%權益。

認購事項

認購協議

日期：　　二零零二年七月二十二日

訂約各方：　　中國置地及辰達永安

根據認購協議，辰達永安或其指定之全資附屬公司將認購合共1,000,000,000股中國置地新股，認購價為每股認購股份0.30港元。辰達永安就認購股份而須支付予中國置地之認購價合共為300,000,000港元。若辰達永安於其在二零零二年六月刊發之通函內所述之集資約160,000,000港元之行動不能於認購協議完成前完成進行，則為數240,000,000港元之款項將以辰達永安之內部現金資源或銀行借款撥資，而餘下款項60,000,000港元則將以銀行及其他借款撥資。辰達永安之董事已審閱辰達永安之業務，確認淨資產將不會出現任何重大變動，而於建議協議完成後，將會有關足夠營運資金應付辰達永安業務之持續經營所需。認購價相當於：

- 二零零二年七月二十二日（即緊接暫停買賣及待發表該公佈前之交易日）於聯交所所報之中國置地股份收市價每股0.270港元溢價約11.1%；

- 截至二零零二年七月二十二日（即緊接暫停買賣及待發表該公佈前之交易日）（包括當日）止之十個交易日於聯交所所報之中國置地股份平均收市價每股約0.287港元溢價約4.5%；

- 最後實際可行日期於聯交所所報之中國置地股份收市價每股0.275港元溢價約9.1%；

- 截至最後實際可行日期（包括該日）止十個交易日於聯交所所報之中國置地股份平均收市價每股約0.281港元溢價約6.8%；

- 截至最後實際可行日期(包括該日)止三十個交易日於聯交所所報之中國置地股份平均收市價每股0.273港元溢價約9.9%;

- 二零零一年十二月三十一日(即中國置地最近經審核財務報表之編製日期)中國置地之經審核綜合有形資產淨值每股股份約0.466港元折讓約35.6%;及

- 建議協議完成後,每股中國置地之未經審核備考經調整綜合有形資產淨值約0.341港元折讓約12.0%。

待有關方達成或豁免下文「交易條件」一節所載之條件後,辰達永安或其指定之全資附屬公司將獲發行1,000,000,000股中國置地新股,約相當於中國置地之現有已發行股本約73.4%,另相當於經認購股份、配售股份(倘獲全面配售)及代價股份擴大後中國置地之已發行股本約24.6%。認購股份於繳足股款發行後,將於各方面與完成日期已發行或將予發行之所有中國置地股份享有同等權益。

配售事項

配售協議

日期: 二零零二年七月二十二日

訂約各方: 中國置地及百富勤

根據配售協議,待有關方達成或豁免下文「交易條件」一節所載之條件後,百富勤(與中國置地之任何董事、行政總裁、主要股東或彼等各自之任何聯繫人概無關連之獨立第三方)同意盡力安排認購人認購最多達1,333,333,333股中國置地新股,每股配售股份之配售價為0.30港元。承配人將為不少於六名專業及/或機構投資者,及與其一致行動人士均為獨立人士,與中策、中國置地及辰達永安或彼等任何附屬公司之任何董事、行政總裁或主要股東或彼等各自之聯繫人或任何一致行動人士概無關連。配售價與認購協議項下之認購價相同。中國置地將向百富勤支付佣金。配售股份相當於中國置地之現有已發行股本約97.9%,另相當於經認購股份、配售股份(倘獲全面配售)及代價股份擴大後中國置地之已發行股本

約32.8%。假設全數1,333,333,333股配售股份按照配售協議成功獲得配售，就配售股份應付中國置地之配售價合共約為400,000,000港元。配售股份於繳足股款發行後，將於各方面與完成日期已發行或將予發行之所有中國置地股份享有同等權益。

倘於百富勤給予中國置地指示發行百富勤所配售之中國置地股份後至結算日(即配售協議所述之條件達成後之第三個營業日或訂約方可能書面協定之日期)上午九時三十分前任何時間內：(i)本地、國家或國際證券市場狀況發生或出現任何重大不利變動或有關變動生效，或任何第三方向中國置地集團之成員公司提出任何訴訟或法律程序，而百富勤合理認為將會或可能會對中國置地集團整體非常不利或將會嚴重損害成功進行配售事項；或(ii)百富勤得悉配售協議所載有關中國置地之任何陳述、保證或承諾失實、不確或在任何重大方面被違反或未獲遵守；或(iii)百富勤得悉中國置地集團之業務、財政或貿易狀況出現任何重大不利變動，則百富勤有權終止配售協議。

進行認購事項及配售事項之原因及所得款項之用途

誠如下文「進行建議收購及被視作出售事項之原因」一節所述，中國置地擬於該等建議完成後，專注經營酒店業務與投資及其他消閒相關之業務。進行認購事項及配售事項旨在加強中國置地之財務狀況，從而減少借貸，並為未來之業務擴展提供資金。

中國置地於認購事項及配售事項所得之款項總額及淨額最高估計分別約達700,000,000港元及693,000,000港元。誠如公佈所述，按照目前計劃，該筆所得款項淨額擬用作以下用途：(i)約414,000,000港元用作完成下文所述第二及第三份買賣協議；(ii)約250,000,000港元用作日後收購酒店及其他消閒相關之業務；及(iii)餘款約29,000,000港元用作營運資金。

收購事項

第一份買賣協議

日期：　二零零二年七月二十二日

賣方：　辰達永安

買方：　中國置地

將予收購之資產及代價

待有關方達成或豁免下文「交易條件」一節所載之條件後，中國置地將向辰達永安（作為實益擁有人）收購Shropshire之全部已發行股本及約44,400,000港元之股東貸款，代價約為110,000,000港元。該筆代價將以發行366,666,666股中國置地新股之方式支付，每股代價股份作價0.30港元。根據中國置地股份於二零零二年七月二十二日（即緊接暫停買賣及待發表公佈前之交易日）在聯交所所報之收市價每股0.27港元，代價股份之貨幣價值合共約達99,000,000港元。此較洛陽金水灣大酒店於二零零二年六月三十日之有形資產淨值之60%權益折讓12.5%。代價股份相當於中國置地之現有已發行股本約26.9%，另相當於經認購股份、配售股份（倘獲悉數配售）及代價股份擴大後中國置地之已發行股本約9.0%。Shropshire之主要業務為持有權益及其主要資產為就收購洛陽金水灣大酒店公司之60%股本權益之投資按金。洛陽金水灣大酒店公司之主要資產為位於中國洛陽之洛陽金水灣大酒店。

第一份買賣協議之代價乃經公平磋商釐定，並已參照洛陽金水灣大酒店公司於二零零一年十二月三十一日之未經審核有形資產淨值約人民幣188,600,000元及相等於約177,900,000港元，及給予Shropshire之股東貸款約44,400,000港元。洛陽金水灣大酒店公司為數64,600,000港元之減值虧損已於截至二零零二年三月三十一日止財政年度內獲辰達永安確認。此乃以於二零零二年三月三十一日後之建議協議為基礎重列其可收回金額。待出售事項完成，辰達永安於本財政年度將確認進一步虧損500,000港元。

收購代價約110,000,000港元較洛陽金水灣大酒店公司於二零零二年六月三十日之有形資產淨值113,140,000港元應佔之60%折讓2.8%，已考慮到洛陽金水灣大酒店公司之公開市場價值。

有關Shropshire之資料

於二零零二年四月二十二日，瑞陽向獨立第三方收購四股Shropshire普通股（相當於Shropshire 之40%股本權益），並獲賣方批授認購期權，據此，瑞陽有權於行使認購期權時收購Shropshire其餘60%股本權益。辰達永安於二零零二年七月二十二日簽訂第一份買賣協議時已同時行使上述認購期權，因此，轉讓相當於Shropshire 60%股本權益之股份予瑞陽已於二零零二年八月一日完成。

二零零一年六月，Shropshire與中國之獨立第三方洛陽市電業局訂立合約，安排將洛陽金水灣大酒店公司之60%股本權益售予Shropshire，而洛陽金水灣大酒店公司其餘40%股本權益則由洛陽市電業局及另一位中國獨立第三方分別持有10%及30%。根據Shropshire 與洛陽市電業局之協議條款，收購洛陽金水灣大酒店公司60%股本權益之代價為90,600,000港元，須分四期支付。於最後實際可行日期，已支付其中三期款項，而Shropshire仍須按照本身與洛陽市電業局訂立之協議支付餘下之46,200,000港元，該筆款項僅為四期款項之最後一期，於二零零二年十二月三十一日到期支付。按照第一份買賣協議，辰達永安已向中國置地作出無抵押承諾，於二零零二年十二月三十一日以支付該筆為數46,200,000港元之未付代價。該筆款項將以於二零零二年四月籌集之內部現金資源撥資。一經支付最後一期款項，洛陽金水灣大酒店公司之財務賬目預期將會與Shropshire之賬目綜合。洛陽金水灣大酒店公司之主要資產為位於中國洛陽之洛陽金水灣大酒店。

由Shropshire及洛陽市電業局於二零零一年六月八日訂立之協議規定，洛陽市電業局須確保於支付最後一期款項後兩個月內(即二零零三年二月二十八日)，須取得有關Shropshire收購洛陽金水灣大酒店公司股本權益之一切監管批准，以及洛陽金水灣大酒店公司完全擁有酒店物業之業權。倘洛陽市電業局於該日期前未能履行其責任，則Shropshire有權選擇終止該協議，並要求洛陽市電業局作出適當賠償，或延遲履行上述責任之時限，在各種情況下，費用概由洛陽市電業局支付。洛陽金水灣大酒店公司已就土地上興建之樓宇以本身名義獲發房屋所有權證。根據Shropshire與洛陽市電業局於二零零二年九月十六日訂立之承諾書，洛陽市電業局同意協助洛陽金水灣大酒店公司申請轉讓該土地之土地使用權予洛陽金水灣大酒店公司。一間中國註冊物業評估公司河南大公會計師事務所有限公司已估計，土地金約為就轉讓該土地使用權將予支付之人民幣約39,700,000元。

洛陽金水灣大酒店於一九九九年初啟業，經營至今已大約三年。該酒店樓高25 層，設有兩層地庫，擁有145間不同級別之客房、39間商務套房、一個商務中心、商舖、多間食肆及娛樂設施。洛陽金水灣大酒店之總建築樓面面積約為21,269平方米。根據國家工商行政管理局於二零零二年六月二十一日發出之營業執照，洛陽金水灣大酒店公司之經營年期由一九九九年三月二十二日至二零一一年十二月三十一日為止。

酒店所在土地之土地使用權乃以洛陽市電業局之名義註冊，並領有國有土地使用證作為憑證。根據洛陽市電業局與洛陽金水灣大酒店公司於一九九九年四月十五日訂立之土地使用權協議，洛陽市電業局同意批准洛陽金水灣大酒店公司使用面積9,025.51平方米之該幅土地之土地使用權，年期由一九九九年四月至二零四九年四月為止，土地可用作興建酒店用途。

根據中國法律顧問之意見，洛陽市電業局有權准許洛陽金水灣大酒店公司使用該土地及日期為一九九九年四月十五之土地使用權協議為合法與有效。為使洛陽金水灣大酒店公司可自由轉讓或以其他方式出售酒店連同土地予一名第三方，洛陽市電業局必須先向洛陽金水灣大酒店公司轉讓土地所有權，並須支付有關土地金。

為確保洛陽金水灣大酒店公司並無就轉讓該土地之土地使用權而承擔額外費用，應中國置地之要求，辰達永安於二零零二年十月二日向中國置地作出承諾。根據承諾，辰達永安已承諾會就因洛陽市電業局未能將該土地之土地使用權轉讓予洛陽金水灣大酒店而導致中國置地及，或Shropshire集團之任何成員公司所蒙受之任何損失向中國置地作出賠償，包括支付該項轉讓之任何土地金。辰達永安根據承諾須承擔之責任並不適用於(其中包括)(i)於擁有權或所有權或土地使用權已正式轉讓予洛陽金水灣大酒店公司後，該土地或土地使用擁有權或所有權；或(ii)中國置地集團及／或Shropshire集團任何成員公司之任何自動行動或漏遺或疏忽；或(iii)於承諾日期後產生或生效之任何立法或規例之任何變動或詮釋(具有追溯效力)應佔之任何虧損。此外，根據承諾，倘辰達永安已根據彌償保證支付任何款項及中國置地集團及／或Shropshire集團其後自一名第三方收回與該責任直接有關之任何款項，則中國置地集團及／或Shropshire集團之有關成員公司須向辰達永安償付辰達永安之前所支付之該筆款項或一筆相等於自第三方收回之款項減該收回之所有非經常性費用之金額(以較低者為準)。

以下為附錄三所載Shropshire集團截至二零零一年十二月三十一日止兩個年度及截至二零零二年六月三十日止六個月之合併收入報表之撮要：

	截至二零零二年六月三十日止六個月	截至十二月三十一日止年度	
		二零零一年	二零零零年
	百萬港元	百萬港元	百萬港元
營業額	6.2	15.5	17.6
除税及少數股東權益前虧損	(1.4)	(2.4)	(2.7)
税項	(0.4)	(0.9)	(0.4)
除税後但未計少數股東權益前虧損	(1.8)	(3.3)	(3.1)

有關Shropshire及Shropshire集團之財務資料詳情，請分別參閱附錄二及附錄三。

第二份買賣協議

日期：　　二零零二年七月二十二日

賣方：　　保華德祥，其持有本公司14.55%權益，而本公司則持有中國置地之65.6%權益

買方：　　中國置地

將予收購之資產及代價

待有關方達成或豁免下文「交易條件」一節所載之條件後，中國置地將向保華德祥收購Rosedale Hotel Group之全部已發行股本及約482,500,000港元之股東貸款，現金代價為250,000,000港元。此外，保華德祥旗下一家附屬公司墊付7,160,000港元予Rosedale Hotel Group旗下一家附屬公司，償還若干部分之銀行貸款，而根據第二份買賣協議，保華德祥亦就此承諾，於完成前向Rosedale Hotel Group旗下一家附屬公司墊付另一筆為數7,160,000港元之款項。中國置地向保華德祥承諾，將於完成時償還該筆為數不多於14,320,000港元之墊款。此外，保華德祥亦為Rosedale Hotel Group若干附屬公司之若干銀行貸款及銀行融資之現有擔保人，貸款金額約達394,500,000港元。第二份買賣協議其中一項條款訂明，中國置地將向保華德祥於有關期間就該等貸款及融資所蒙受之損失作出賠償保證。前述之有關期間乃指由第二份買賣協議完成起至(i)上述擔保由中國置地或其代理人所提供之擔保取代之日期；及(ii)悉數償還各項銀行貸款及銀行融資之日期(以較早者為準)。

第二份買賣協議之代價乃經公平磋商釐定，並已參照 Rosedale Hotel集團之經審核綜合淨負債216,500,000港元及於二零零二年三月三十一日為數約476,600,000港元之股東貸款。Rosedale Hotel Group於二零零二年三月三十一日之經審核綜合有形資產淨值(不包括股東貸款)約為260,100,000港元。

代價250,000,000港元亦較Rosedale Hotel Group於計入珀麗酒店之獨立估值約650,000,000港元及於二零零二年三月三十一日之股東貸款約476,600,000港元後之備考未經審核經調整有形資產淨值約256,200,000港元折讓約2.4%。

有關Rosedale Hotel Group之資料

Rosedale Hotel Group之主要業務為投資控股及其主要資產為間接擁有於珀麗酒店之100%權益；兩家酒店管理公司(分別名為珀麗酒店管理有限公司及珀麗酒店管理國際有限

公司)及珀麗酒店附近一家名為心軒之餐廳之100%權益。上述兩家酒店管理公司向珀麗酒店及廣州珀麗酒店(一家位於中國廣州之四星級酒店)提供酒店及待客管理服務。

珀麗酒店座落於香港銅鑼灣。該酒店樓高30層，共有274間不同級別之客房，酒店內設有食肆及其他設施，包括兩家餐廳、一間酒廊及六個設備齊全之功能廳。

以下為Rosedale Hotel集團截至二零零二年三月三十一日止三個年度之合併經審核業績概要：

	二零零二年 百萬港元	二零零一年 百萬港元	二零零零年 百萬港元
營業額	64.9	5.0	—
除税前溢利(虧損)	17.4	(19.9)	(213.2)
税項	—	—	—
除税後溢利(虧損)	17.4	(19.9)	(213.2)

有關Rosedale Hotel 集團之財務資料詳情，請參閱附錄四。

根據上市規則第14.16(4)條，須載入本通函之Rosedale Hotel集團會計師報告所涵蓋之財務期間必須於本通函刊發日期前六個月內結算。由於編製該會計師報告需時，本通函附錄四所載之Rosedale Hotel集團會計師報告僅涵蓋截至二零零二年三月三十一日止三個年度各年之期間。中策已向聯交所申請豁免嚴格遵守聯交所上市規則第14.16(4)條。與此同時，中策已向聯交所承諾，將會於股東特別大會舉行日期(預期為二零零二年十月二十八日)前，寄發一份載有Rosedale Hotel集團截至二零零二年三月三十一日止三個年度各年及截至二零零二年六月三十日止三個月之會計師報告之獨立通函予各股東。

第三份買賣協議

日期： 二零零二年七月二十二日

賣方： Hutchison Hotels

賣方及其實益擁有人均為獨立人士，與中國置地及中策或彼等任何屬下附屬公司之任何董事、行政總裁或主要股東、彼等各自之任何聯繫人或彼等任何一致行動人士概無關連。

買方： Clever Basin

將予收購之資產及代價

待(i)中國置地之股東於股東特別大會上批准及(ii)認購協議及配售協議項下交易之先決條件(有關認購協議及配售協議同時達成之條件除外)達成或獲得豁免後，Clever Basin 將向 Hutchison Hotels收購Makerston全部已發行股本及股東貸款約605,600,000港元，而Makerston持有北京海逸酒店公司之95%間接權益，總代價515,000,000港元，將以現金150,000,000港元及發行本金額365,000,000港元之承兑票據方式支付。根據協議各方之意向，第三份買賣協議將與認購協議及配售協議同時完成。

第三份買賣協議之代價乃經公平磋商釐定，並已參照Makerston 集團之經審核綜合負債淨值105,600,000港元及於二零零二年五月三十一日為數約605,600,000港元之股東貸款。Makerston集團於二零零二年五月三十一日之經審核綜合資產淨額(不包括股東貸款)約為500,000,000港元。

代價515,000,000港元亦較Makerston集團於計入北京海逸酒店之獨立估值約530,000,000港元及於二零零二年五月三十一日之股東貸款約605,600,000港元後之備考未經審核經調整綜合有形資產淨值約525,300,000港元折讓約2.0%。

有關Makerston之資料

Makerston擁有北京海逸酒店公司之95%間接權益。北京海逸酒店公司之餘下股本權益由中國一個獨立第三方持有。Makerston之主要業務為投資控股，其主要資產為北京海逸酒店公司。

北京海逸酒店公司之主要資產為座落於中國北京朝陽區之北京海逸酒店。北京海逸酒店於一九九八年四月啟業，被評為一間四星級酒店，樓高20層，包括429間客房及套房、餐廳及其他設施(包括一個商務中心、一個健身中心及多個多功能房間)。根據北京海逸酒店公司之營業執照，其許可經營期由一九八七年一月二十六日起至二零二四年一月二十五日止。北京海逸酒店公司合法及有效持有該塊土地之土地使用權及其上興建之樓宇之所有權。

以下為Makerston集團截至二零零一年十二月三十一日止兩個年度及截至二零零二年五月三十一日止五個月之經審核業績概要：

	截至二零零二年五月三十一日止五個月	截至十二月三十一日止年度	
		二零零一年	二零零零年
	百萬港元	百萬港元	百萬港元
營業額	23.9	65.1	66.9
除税及未計少數股東權益前虧損	(0.1)	(6.0)	(13.1)
税項	—	—	—
除税後但未計少數股東權益前虧損	(0.1)	(6.0)	(13.1)

Makerston集團於二零零二年五月三十一日之經審核綜合負債淨額約為105,600,000港元。

有關Makerston集團之財務資料詳情，請參閱附錄五。

承兑票據之條款

承兑票據之主要條款載列如下：

發行人：　Clever Basin，中國置地之全資附屬公司

受益人：　Hutchison Hotels

本金額：　365,000,000港元

利息：　年息為香港銀行同業拆息加二厘

到期：　發行承兑票據日期（即第三份買賣協議之完成日期）起計五周年屆滿之日期。

抵押：　承兑票據以 Makerston及其附屬公司不時之全部已發行股本及股東貸款抵押作為擔保，包括緊隨第三份買賣協議完成後抵押北京海逸酒店公司之95%權益。

擔保：　　承兑票據將不會獲得任何第三方擔保。

轉讓：　　Hutchison Hotels並無轉讓承兑票據之限制。

上市：　　將不會尋求承兑票據上市。

交易條件

認購協議、配售協議、第一及第二份買賣協議須待下列條件達成或(如允許)獲豁免後，方為完成：

(a) 中國置地股東或獨立股東(視乎情況而定)批准建議協議以及各項建議協議項下所進行之交易；

(b) 辰達永安獨立股東批准認購協議、第一份買賣協議及上述協議項下所進行之交易；

(c) 中策獨立股東批准第二份買賣協議及該協議項下所進行之交易；

(d) 執行理事確認，向辰達永安發行認購股份及代價股份本身並不會使辰達永安有責任提出強制性全面收購建議；或執行理事豁免辰達永安遵守收購守則之規定提出強制性全面收購之建議；

(e) 聯交所上市委員會批准(在一般配發條件之規限下)認購股份、代價股份及配售股份上市及買賣；

(f) 已向聯交所及／或證監會及／或任何其他有關政府機構或監管機構及其他有關第三方，取得訂立及履行各項建議協議，以及上述協議項下所進行之一切交易所必要及必需之一切其他同意(如有)，包括但不限於由中策之股東或有關協議之其他協議方批准認購協議及第一份買賣協議；

(g) 中國置地之股東批准增加中國置地之法定股本；

(h) 百慕達金融管理局批准發行認購股份、代價股份及配售股份，以及增加中國置地之法定股本(倘有必要)；及

(i) 同時完成各建議協議。

有關第三份買賣協議完成之先決條件，請參閱「第三份買賣協議」一段內「將予收購之資產及代價」分段。

倘若認購協議及配售協議中任何一項協議之條件未能於二零零二年十月三十一日(或各有關協議方可能議定之較後日期)下午五時或之前達成，該項協議將告失效。

倘若第一、第二及第三份買賣協議之任何條件未能於二零零二年十月三十一日(或各協議方可能議定之較後日期)或之前達成，則協議將告失效。

豁免任何認購協議、配售協議、第一及第二份買賣協議之任何條件，均須經該項協議各協議方同意。

第一、第二及第三份買賣協議均須待中策獨立股東批准後，方可作實；建議協議均須待中國置地獨立股東批准後，方可作實；及認購協議及第一份買賣協議均須待辰達永安獨立股東批准後，方可作實。

於最後實際可行日期，只有第(d)項條件經已達成，而餘下之條件尚未達成。特別是，第(a)、(b)及(c)項條件仍視乎中國置地、辰達永安及中策分別於二零零二年十月二十八日星期一舉行之股東特別大會之結果，方告完成。就第(d)項條件而言，執行理事已根據收購守則授出豁免強制辰達永安進行全面收購之責任。

中國置地之股權架構

下列圖表概述中國置地於建議完成前後之股權架構。

緊接建議完成前：


保華德祥
(附註1)
14.55%
公眾股東
中策
(附註1)
34.4%
65.6%
55.2%
中國置地
(附註1)
China Enterprises Limited
(附註2)
32.2% (附註3)
辰達永安
(附註1)

緊隨建議完成後：


保華德祥
(附註1)
14.55%
公眾股東
中策
(附註1)
44.4%
22.0%
55.2%
China Enterprises Limited
(附註2)
32.2% (附註3)
辰達永安
(附註1)
33.6%
中國置地
(附註1)
100%
100%
100%
Shropshire
Rosedale Hotel Group
Makerston
60% (附註4)
100%
95%
洛陽金水灣大酒店公司
Hey Wealth Limited
(附註5)
北京海逸酒店公司
100%
100%
100%
洛陽金水灣大酒店
珀麗酒店
北京海逸酒店

附註：

1. 於聯交所上市。

2. 於紐約證券交易所上市。

3. 辰達永安已向China Enterprises Limited發行一份可換股票據，並於二零零二年五月三十一日訂立多項認購協議。上述認購事項完成後，若尚未轉換之可換股票據獲China Enterprises Limited悉數行使，而辰達永安並無發行其他辰達永安股份，則China Enterprises Limited於辰達永安之股權將進一步增加至約37.2%。

4. Shropshire有權收購洛陽金水灣大酒店公司之60%股本權益。根據Shropshire與中方人士所訂立之協議，Shropshire仍須支付四期供款之最後一期（於二零零二年十二月三十一日到期）。

5. Rosedale Hotel Group之一家全資附屬公司。

被視作出售中國置地之事項

於完成時，中策於中國置地之應佔權益將會由中國置地經認購股份、配售股份(倘獲悉數配售)及代價股份擴大之已發行股本之65.6%攤薄至28.0%。建議之影響導致被視作出售中策之一家附屬公司之事項，而根據上市規則，出售事項構成中策之一項須予披露交易。

於被視作出售事項完成後，中策將會錄得未經審核收益約26,000,000港元。

中策之資料

中策乃一家投資控股公司，其附屬公司之主要業務為輪胎製造、製造、零售及分銷中藥、西藥及健康食品、物業發展與投資、酒店經營及基建項目投資。

有關本集團之財務資料詳情，請參閱附錄一。

中國置地之資料

中國置地為一間於百慕達註冊成立之有限公司，其股份在聯交所上市。中國置地為一間投資控股公司，其附屬公司主要從事物業買賣及發展、酒店經營及收費公路發展業務。

下列為中國置地集團截至二零零一年十二月三十一日止兩個年度之經審核綜合業績概要：

	二零零一年 百萬港元	二零零零年 百萬港元
營業額	114.9	69.7
除税及未計少數股東權益前虧損	551.4	703.5
税項	(0.1)	(1.2)
除税後但未計少數股東權益前虧損	551.3	702.3

於二零零一年十二月三十一日，中國置地集團之綜合有形資產淨值約為635,000,000港元。

進行建議收購及被視作出售事項之原因

中策及辰達永安之董事認為，由另一家專長於酒店業投資及營運之上市公司管理該方面業務，能更有效地管理業務。彼等亦已考慮到中國置地現時於廣州經營廣州珀麗酒店，且該酒店自一九九二年起即交由中國置地管理。因此，現時由中策、其聯繫人及主要股東持有之酒店權益，建議將由中國置地持有。待建議完成後，中國置地將集中其業務於酒店經營及投資，以及其他消閒相關之業務。隨著中國加入世界貿易組織及北京主辦二零零八年奧運，董事相信香港及中國之酒店及其他消閒相關之業務擁有龐大潛力。董事亦相信，中國置地為酒店經營者及投資者之定位，並作為旅遊服務供應商辰達永安之聯營公司，將可提升彼等之間相輔相成之效，而同時中策仍可維持對中國置地之控制權。因此，本公司將可因應佔中國置地28.0%權益而受惠，當中22.0%乃由本公司之全資附屬公司持有，而6.0%則透過China Enterprises Limited及辰達永安持有。

董事對中國置地於集團重組後之前景抱有樂觀態度。彼等相信，透過單一公司及管理隊伍更集中地管理酒店業務，將會進一步促進業務之商業潛力。

預計完成日期

預計完成日期為有關各方達成或豁免所有先決條件後第三個營業日，或各份協議之各訂約方協定之較後日期。

倘若認購協議及配售協議中任何一項協議之條件未能於二零零二年十月三十一日(或各有關協議方可能議定之較後日期)下午五時或之前達成，該項協議將告失效。

倘若第一、第二及第三份買賣協議之任何條件未能於二零零二年十月三十一日(或各協議方可能議定之較後日期)或之前達成，則協議將告失效。

豁免任何認購協議、配售協議、第一及第二份買賣協議之任何條件，均須經該項協議各協議方同意。

股東特別大會

於二零零二年十月二十八日星期一假座香港九龍觀塘鴻圖道51號保華企業中心11樓舉行之股東特別大會上，將會向獨立股東尋求批准第一、第二及第三份買賣協議，隨本通函附奉大會通告。

由於保華德祥乃中策之主要股東，而中國置地乃中策之附屬公司，因此，根據上市規則之規定，中國置地透過向保華德祥收購 Rosedale Hotel Group以收購珀麗酒店，即構成中策之關連交易。保華德祥及其聯繫人將就有關根據第一、第二及第三份買賣協議進行之收購事項決議案棄權投票。獨立財務顧問已獲委任，就中國置地根據第一、第二及第三份買賣協議進行收購事項是否公平合理向中策獨立董事委員會提供意見。

隨本通函附上股東特別大會適用之代表委任表格。無論　閣下能否親身出席大會，務請將隨附之代表委任表格按照表格印列之指示填妥，及盡快送交標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓，惟在任何情況下，最遲須於有關的大會或其任何續會指定舉行時間四十八小時前交回。填妥及交回有關的代表委任表格後，　閣下仍可親身出席有關的大會，並於會上投票。

推薦建議

董事會相信，將於股東特別大會提呈之決議案，符合本公司及股東之整體利益，故建議全體獨立股東投票贊成股東特別大會通告所列之決議案。

此外，務請　閣下細閱載於本通函第24至25頁之獨立董事委員會函件，其中載述獨立董事委員會就第一、第二及第三份買賣協議致獨立股東之推薦建議，以及本通函第26頁至第40頁之百德能函件，當中載列百德能致獨立董事委員會之推薦建議，以及所考慮之主要因素及原因。

其他資料

務請　閣下細閱本通函各附錄所載之其他資料，以及股東特別大會通告。

此致

列位股東　台照

及認股權證及購股權持有人　參照

代表

中策集團有限公司

執行董事

連克農

謹啟

二零零二年十月五日

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
(於香港註冊成立之有限公司)

敬啟者：

主要及關連交易
中國置地建議收購 Rosedale Hotel Group

主要交易
中國置地
建議收購 Shropshire 及 Makerston

須予披露交易
被視作出售中國置地之事項

吾等獲委任為獨立董事委員會之成員，以就第一、第二及第三份買賣協議向 閣下提供意見，有關詳情載於二零零二年十月五日刊發之通函內「董事會函件」中，而本函件乃該通函之一部分。除文義另有所指外，本函件所用詞彙之涵義與該通函所界定者相同。

謹請 閣下垂注本通函第26至40頁所載之「百德能函件」，其中載有其就建議向吾等提供之意見。經考慮百德能函件內所提供之意見後，吾等認為，第一、第二及第三份買賣協議之條款對獨立股東而言屬公平合理，而第一、第二及第三份買賣協議亦符合本公司及其股東之整體利益。因此，吾等建議獨立股東投票贊成將於股東特別大會上提呈以批准第一、第二及第三份買賣協議之決議案。

根據上市規則第14.16(4)條，須載入本通函之Rosedale Hotel集團會計師報告所涵蓋之財務期間必須於本通函刊發日期前六個月內結算。由於編製該會計師報告需時，本通函附錄四所載之Rosedale Hotel集團報告僅涵蓋截至二零零二年三月三十一日止三個年度各年之期間。中策已向聯交所申請豁免嚴格遵守上市規則第14.16(4)條。與此同時，中策已向聯交所承諾，將會於股東特別大會舉行日期(預期為二零零二年十月二十八日)前，寄發一份載有Rosedale Hotel集團截至二零零二年三月三十一日止三個年度各年及截至二零零二年六月三十日止三個月之會計師報告之獨立通函予各股東。

此致

列位獨立股東　台照

代表獨立董事委員會

獨立非執行董事　　獨立非執行董事
卜思問　　蔡學雯

謹啟

二零零二年十月五日

以下為百德能致獨立董事委員會以供載入本通函之函件全文：

百德能
證券

香港德輔道中4號
渣打銀行大廈22號
電話 (852) 2841 7000
傳真 (852) 2522 2700

敬啟者：

主要及關連交易
中國置地建議收購 Rosedale Hotel Group

主要交易
中國置地建議收購 Shropshire 及 Makerston

須予披露交易
被視作出售中國置地之事項

緒言

吾等謹此提述貴公司、中國置地及辰達永安於二零零二年七月二十六日就(其中包括)中國置地建議收購下列權益(「收購事項」)發表之聯合公佈：

(i) 根據第一份買賣協議向辰達永安收購Shropshire之權益；

(ii) 根據第二份買賣協議向保華德祥收購Rosedale Hotel Group之權益；及

(iii) 根據第三份買賣協議向Hutchison Hotels收購Makerston之權益。

吾等已獲委聘任為獨立董事委員會之獨立財務顧問，就根據各份協議進行之收購事項是否屬公平合理，及是否符合貴公司及獨立股東之整體利益而提供意見。收購事項之詳情載於在二零零二年十月五日刊發之通函(「該通函」，本函件為其一部分)內第6至第23頁所載之董事會函件。除文義另有所指外，本函件所用之詞語與該通函所採用之詞語具有相同涵義。

在達致吾等之意見時，吾等依賴由貴公司董事及管理層就貴集團及收購事項所提供之資料及事實，而所表達之見解及作出之陳述，包括該通函所載之該等事實、見解及陳述。吾等已假設該通函所載之一切資料於該通函刊發日期在各重大方面均屬真實及準確。各董事已確認，彼等會就該通函之內容負全責。

吾等並無理由懷疑有關資料屬不準確或通函所提供之資料或所表達之見解有所遺漏或隱瞞任何重要事實。按照一般行業慣例，吾等並無對向吾等所提供之資料進行核證，亦無就貴集團之業務及事務進行任何獨立深入調查。各董事已確認，吾等獲提供之資料並無遺漏任何重要事實。吾等認為吾等已審閱足夠資料，使吾等達致知情意見，及就吾等有關收購事項之推薦建議提供合理基準。

所考慮之主要因素及理由

在達致吾等就收購事項向獨立董事委員會提供之推薦建議時，吾等已考慮收購事項之主要因素及理由。

I. 收購事項之理論基礎

貴公司為一間投資控股公司，透過其附屬公司及聯營公司經營多元化業務，包括製造汽車輪胎、中藥，西藥產品及保健食品製造、零售及分銷、物業發展及投資、酒店經營及投資基建項目。誠如董事所指出，貴集團有一套重組其投資組合之既定政策，透過合併及重新安排，進行收購事項與出售事項，來加強其投資組合之價值。

貴公司於二零零零年三月收購中國置地，於香港及中國初次進軍物業發展、收費公路業務及酒店管理。為提高貴公司之投資組合之效益，董事認為，將酒店業務投資及經營交由具有相關業務專業知識之獨立上市公司管理，可更有效地管理業務。董事認為，在貴集團當中，中國置地於酒店業務，尤其是中國酒店方面之豐富經驗。其自一九九二年起管理一間名為廣州珀麗酒店之酒店。截至二零零一年十二月三十一日止過去三個年度及截至二

零零二年六月三十日止六個月，酒店業務佔中國置地綜合營業額分別約87.3%、71.8%、43.9%及36.7%。因此，藉著訂立第一份買賣協議及第二份買賣協議，建議將目前分別透過貴公司之聯營公司辰達永安及主要股東保華德祥持有之酒店權益，交由中國置地持有。

此外，根據貴公司截至二零零一年十二月三十一日止財政年度之年報，貴集團為加強其多元化資產投資組合及提供長期價值，將進一步於區內擴充，特別是中國市場。此市場乃為貴集團實現上述目標之過程中已物色之重點投資地區之一。貴公司、中國置地及辰達永安之董事相信，憑藉中國加入世界貿易組織及主辦二零零八年北京奧林匹克運動會，香港及中國之酒店及其他消閒相關業務將會有強大發展潛力。因此，董事計劃透過根據第三份買賣協議收購北京海逸酒店，進一步投資中國之酒店業務。

待收購事項完成後，中國置地將會專注發展其酒店業務及投資，以及其他消閒相關業務。根據收購事項，連同認購事項及配售事項，中國置地將會成為辰達永安(一名旅遊服務供應商)之聯營公司，並從上述各項獲益。董事相信，由於中國置地及辰達永安兩者之業務可互相補足，中國置地之定位不單有可能加強其與辰達永安之間之協同效益，同時亦使貴公司能夠集中力量發展其他主要業務，同時仍然可透過其於中國置地之實質權益約28.0%維持對中國置地之控制權。於建議完成後，中國置地將成為貴公司之聯營公司。

考慮到上文所述之收購事項之理論基礎，特別是下列各項：

a. 藉著將貴公司及其主要股東於酒店業務之投資歸入於該行業具有豐富經驗之獨立上市公司中國置地旗下，將可更有效地管理貴公司及其主要股東於酒店業務之投資；

b. 透過重組酒店業務成為貴集團之一個獨立業務部門，可能使中國置地及辰達永安之間產生經營協同效益，原因為兩間公司同時從事配套消閒業務；及

c. 收購事項整體上與貴集團重組及重新安排其投資及業務，以進一步擴展至地區，尤其是中國之整體公司策略一致，這是由於董事相信，預期中國酒店行業會因中國加入世界貿易組織及中國旅遊業增長而出現大幅增長，

吾等認為，為重組及擴充貴集團於香港及中國之酒店業務進行之收購事項所依據之理論基礎為合理。

II. 協議之主要條款

董事已向吾等指出，有關收購事項之所有有關協議之條款乃根據一般商業條款按公平原則進行磋商後釐定。與收購事項有關之有關協議之主要條款概述如下：

	第一份買賣協議	第二份買賣協議	第三份買賣協議
賣方	瑞陽，辰達永安之一間全資附屬公司	保華德祥	Hutchison Hotels
買方	中國置地	中國置地	Clever Basin，中國置地之全資附屬公司
所收購之項目	Shropshire之全部已發行股本及股東貸款約44,400,000港元。	Rosedale Hotel Group之全部已發行股本及股東貸款約482,500,000港元。	Makerston之全部已發行股本及股東貸款約605,600,000港元。
將予收購之主要資產	洛陽金水灣大酒店公司之60%股本權益，其主要資產為位於中國洛陽之洛陽金水灣大酒店。	於珀麗酒店、兩間提供酒店及待客管理服務之酒店管理公司及毗連珀麗酒店名為心軒之餐廳之100%間接權益。	北京海逸酒店公司之95%間接權益，其主要資產為位於中國北京之北京海逸酒店。
代價	110,000,000港元，將以按每股代價股份0.30港元發行366,666,666股中國置地新股之方式償付。	250,000,000港元現金。	515,000,000港元，將以現金支付150,000,000港元及發行本金額為365,000,000港元，年息為香港銀行同業拆息加二厘之五年期承兑票據之方式償付。
其他主要條款	辰達永安承諾，將會於二零零二年十二月三十一日支付Shropshire收購洛陽金水灣大酒店公司60%股本權益應付之餘下一期款項46,200,000港元予賣方洛陽市電業局。	中國置地承諾，將會就部分償付Rosedale Hotel Group之銀行貸款之墊款，償還不超過14,300,000港元予保華德祥，並就保華德祥若干Rosedale Hotel Group銀行貸款及融資所提供之現有擔保作出賠償，直至該等貸款及融資已獲悉數償還或有關擔保已由中國置地提供之擔保代替(以較早者為準)為止。	

有關Shropshire、Rosedale Hotel Group及Makerston之資料已分別載於董事會函件內。

(i) **第一份買賣協議**

代價基準

根據董事會函件，第一份買賣協議之代價約110,000,000港元乃經參考洛陽金水灣大酒店公司於二零零一年十二月三十一日之未經審核有形資產淨值之60%權益及股東貸款約44,400,000港元後釐定。根據洛陽金水灣大酒店公司截至二零零一年十二月三十一日止年度之未經審核財務報表，其唯一主要資產為其於洛陽金水灣大酒店之權益，其於二零零一年十二月三十一日之未經審核有形資產淨值約為人民幣188,600,000元(約177,900,000港元)。

收購代價約110,000,000港元較洛陽金水灣大酒店公司於二零零二年六月三十日之有形資產淨值113,140,000港元應佔之60%折讓2.8%，已考慮到洛陽金水灣大酒店公司之公開市場價值。

待第一份買賣協議完成後、Shropshire及洛陽市電業局於二零零一年六月訂立之協議完成後及完成辦理董事會函件所指明之一切所需所有權轉讓手續後，中國置地將會於洛陽金水灣大酒店公司中擁有60%實際間接權益。

付款條款

根據董事會函件，中國置地擬透過按每股代價股份0.30港元發行366,666,666股代價股份償付約110,000,000港元之代價。代價股份相當於現有已發行股本約26.9%，及經認購股份、配售股份(倘獲悉數配售)及代價股份擴大之中國置地已發行股本約9.0%。

每股代價股份之發行價0.30港元與認購股份及配售股份之發行價相同，並較：

(i) 於二零零二年七月二十二日(即第一份買賣協議之日期)聯交所所報之中國置地收市價每股0.270港元溢價約11.1%；

(ii) 截至二零零二年七月二十二日(包括該日)止十個交易日聯交所所報之中國置地平均收市價每股0.287港元溢價約4.5%;

(iii) 截至二零零二年七月二十二日(包括該日)止六個月聯交所所報之中國置地平均收市價每股0.305港元折讓約1.6%;

(iv) 於最後實際可行日期聯交所所報之中國置地收市價每股0.275港元溢價約9.1%;

(v) 中國置地於二零零一年十二月三十一日(即其最近期經審核財務報表之日期),每股經審核綜合有形資產淨值0.466港元折讓35.6%;及

(vi) 中國置地於建議協議完成後每股未經審核備考經調整綜合有形資產淨值約0.341港元,折讓約12.0%。

如上文第(i)至(iv)項所示,代價股份之發行價一般與中國置地股份有關過往/平均價相約。雖然代價股份之發行價仍然較中國置地之每股有形資產淨值折讓,吾等認為,鑒於(i)對一間如中國置地般以持續經營之基準營運之公司進行之股份集資活動來說,於釐定股份之發行價時,參考該公司股份之市價比較參考其有形資產淨值更為恰當;及(ii)中國置地之股價由於二零零一年七月二十三日之一年最高價0.57港元下跌至於二零零二年七月二十二日(即第一份買賣協議之日期)結束時之0.27港元,顯示中國置地股份之市價表現與中國置地之每股有形資產淨值之間並無任何明顯關係。因此,吾等認為代價股份之發行價對貴公司及獨立股東而言屬公平合理。

辰達永安之承諾

於第一份買賣協議日期,Shropshire有尚未向洛陽市電業局支付四期款項之最後一期46,200,000港元,洛陽市電業局已安排將洛陽金水灣大酒店公司之60%股本權益售予Shropshire。根據Shropshire與洛陽市電業局於二零零一年六月所訂立之協議條款,該筆款項於二零零二年十二月三十一日到期支付。誠如董事會函件所述,該協議亦規定,洛陽市電業局須確保於二零零三年二月二十八日(即就Shropshire收購洛陽金水灣大酒店公司支付最後一期款項46,200,000港元之日期後

兩個月)內，須取得有關 Shropshire收購洛陽金水灣大酒店公司之一切監管批准，以及洛陽金水灣大酒店公司完全擁有其主要資產，即洛陽金水灣大酒店之業權。根據第一份買賣協議，辰達永安已向中國置地承諾，將於二零零二年十二月三十一日以無抵押承諾支付最後一期之未付款項46,200,000港元。

根據辰達永安於二零零二年十月二日作出之承諾書，辰達永安亦已承諾，會就因洛陽市電業局未能將該土地之土地使用權轉讓予洛陽金水灣大酒店公司而導致中國置地及／或Shropshire集團之任何成員公司所蒙受之任何損失作出賠償保證，包括支付該項轉讓之土地金約人民幣39,700,000元。辰達永安根據承諾須承擔之責任並不適用於(其中包括)(i)於擁有權或所有權或土地使用權已正式轉讓予洛陽金水灣大酒店公司後，該土地擁有權或所有權或土地使用權；或(ii)中國置地集團及／或Shropshire集團任何成員公司之任何自願行為或遺漏或疏忽；或(iii)於承諾日期後產生或生效之任何立法或規例之任何變動或詮釋(具有追溯效力)應佔之任何虧損。此外，根據承諾，倘辰達永安已根據彌償保證支付任何款項及中國置地集團及／或Shropshire集團其後自一名第三方收回與該責任直接有關之任何款項，則中國置地集團及／或Shropshire集團之有關成員公司須向辰達永安償付辰達永安之前所支付之該筆款項或一筆相等於自第三方收回之款項減該收回之所有非經常性費用之金額(以較低者為準)。

此外，Shropshire與洛陽金水灣大酒店之洛陽市電業局訂立之協議規定，倘洛陽市電業局於該日前，即二零零三年二月二十八日，未能履行其責任，則Shropshire有權選擇終止該協議，及要求洛陽市電業局作出適當賠償，或延遲履行上述責任之時限，在各種情況下，有關費用概由洛陽市電業局支付。根據該等規定，吾等認為，儘管Shropshire對收購洛陽金水灣大酒店公司之60%權利於最後實際可行日期仍未完成，該等協議之條款為中國置地提供合理足夠保障，及因此對獨立股東而言屬合理。

經考慮上述主要條款，吾等認為第一份買賣協議之條款對獨立股東而言屬公平合理。

(ii) **第二份買賣協議**

代價基準

根據董事會函件所述，第二份買賣協議之現金代價250,000,000港元，乃經參考Rosedale Hotel集團於二零零二年三月三十一日之經審核綜合負債淨額216,500,000港元及股東貸款約476,600,000港元，按公平原則磋商後釐定。

Rosedale Hotel Group於二零零二年三月三十一日之經審核綜合有形資產淨值(不包括股東貸款)約為260,100,000港元。因此,於扣除Rosedale Hotel Group之股東貸款後,代價250,000,000港元較上述之Rosedale Hotel Group經審核綜合有形資產淨值折讓約3.9%。

計及珀麗酒店之獨立估值約值650,000,000港元(其詳情載於該通函附錄七)及於二零零二年三月三十一日之股東貸款約476,600,000港元,代價250,000,000港元,較Rosedale Hotel Group備考未經審核經調整有形資產淨值約256,200,000港元折讓約2.4%。

Rosedale Hotel集團截至二零零二年六月三十日止三個月之賬目將會予審核,並會盡快分別寄發予中國置地及貴公司之股東,以供彼等審閱及考慮,但在任何情況下,有關賬目須於股東特別大會舉行日期前寄發。獨立股東應就彼等之權益而言審核Rosedale Hotel集團之貿易及財務狀況。

誠如董事會函件「Rosedale Hotel Group之資料」一節所述,Rosedale Hotel Group持有(i)珀麗酒店;(ii)兩家分別為珀麗酒店管理有限公司及Rosedale Hotel Management International Limited(珀麗酒店管理國際有限公司)之酒店管理公司,分別向珀麗酒店及一間位於中國廣州之四星級酒店廣州珀麗酒店提供酒店及待客管理服務;及(iii)毗連珀麗酒店名為心軒之餐廳之全部權益。

根據第二份買賣協議,中國置地亦將會自保華德祥接收股東貸款約482,500,000港元,因此,Rosedale Hotel集團將會欠中國置地股東貸款。於公司方面之會計處理而言,中國置地會將該筆款項記錄為一項應收Rosedale Hotel集團款項,而Rosedale Hotel集團則會將該筆款項記錄為一項應付中國置地款項。於綜合賬目時,該筆集團內公司間貸款將會被抵銷及撇銷,及並不會對中國置地集團,及因而其股東(包括貴公司)之整體財務狀況構成任何整體淨影響。

根據上述基準,吾等認為中國置地就Rosedale Hotel集團權益及Rosedale Hotel集團之股東貸款所支付之代價對貴集團及股東而言屬公平合理。

有關銀行貸款及融資之條款

根據第二份買賣協議及誠如董事會函件所述，保華德祥旗下一家附屬公司墊付7,160,000港元予Rosedale Hotel Group，以償還銀行貸款之若干部分，而保華德祥亦就此承諾，於完成第二份買賣協議前再向Rosedale Hotel Group旗下一家附屬公司墊付7,160,000港元之款項。中國置地向保華德祥承諾，將於完成第二份買賣協議時償還該筆為數不超過14,320,000港元之墊款。由於第二份買賣協議之代價並未計及保華德祥之墊款，吾等認為，保華德祥此舉符合Rosedale Hotel Group股東之利益，及中國置地承諾償還保華德祥墊付之款項為合理。因此，吾等認為第二份買賣協議之該等條款對獨立股東而言屬公平合理。

第二份買賣協議亦規定，中國置地須向保華德祥(為Rosedale Hotel Group若干附屬公司之若干銀行貸款及融資之現有擔保人，貸款金額達394,500,000港元)於有關期間就該等貸款及融資所蒙受之損失作出賠償保證。前述之有關期間乃指由第二份買賣協議完成起至(i)上述擔保由中國置地或其代理人所提供之擔保取代之日期；及(ii)悉數償還各項銀行貸款及銀行融資之日期(以較早者為準)。吾等認為該等安排符合正常商業慣例，並為公平合理，符合獨立股東之利益。

經考慮上文所述之主要條款，吾等認為第二份買賣協議之條款對獨立股東而言屬公平合理。

(iii) **第三份買賣協議**

代價基準

根據董事會函件所述，第三份買賣協議之代價515,000,000港元乃經參考Makerston集團於二零零二年五月三十一日之經審核綜合淨負債105,600,000港元(不包括股東貸款約605,600,000港元)。

計及北京海逸酒店之獨立估值約值530,000,000港元(其詳情載於該通函附錄八)及於二零零二年五月三十一日之股東貸款約605,600,000港元，代價

515,000,000港元，較Makerston集團備考未經審核經調整綜合有形資產淨值約525,300,000港元折讓約2.0%。

誠如董事會函件「Makerston之資料」一節所述，Makerston持有珀麗酒店95%權益，珀麗酒店則持有北京海逸酒店之權益。

承兑票據之條款

根據第三份買賣協議之代價515,000,000港元，將會以現金支付150,000,000港元及發行本金額為365,000,000港元之五年期承兑票據（「承兑票據」）之方式償付，承兑票據於第三份買賣協議完成後五年到期，及年息為香港銀行同業拆息加二厘。吾等認為該項債務融資方式合理，這是由於其為中國置地提供一個良機，使其可在並無對現有股東，包括貴公司，造成即時攤薄影響之情況下籌集額外資金，尤其是考慮到現有市況，透過股本集資進行融資仍有一定難度。

根據於最後實際可行日期之六個月香港銀行同業拆息約1.92%，承兑票據之利息約達3.92%，較中國置地之平均債務融資成本約9.6%（自中國置地截至二零零一年十二月三十一日止財政年度之融資成本及其於二零零一年十二月三十一日之未償還債務餘額產生）為低。據此，吾等認為，以承兑票據收購Makerston融資之合理方法，及其條款對獨立股東而言屬公平合理。

經考慮上文所述之主要條款，吾等認為第三份買賣協議之條款對獨立股東而言屬公平合理。

III. 被視作出售中國置地之事項

於最後實際可行日期，貴公司於中國置地擁有約65.6%之有效權益。於建議完成後，貴公司於中國置地之有效股本權益將會被攤薄至約28.0%，當中中國置地之22%權益乃由貴公司之全資附屬公司持有，而中國置地之6.0%權益則透過China Enterprises Limited及辰達永安持有。因此，於建議完成後，中國置地將不再是貴公司之附屬公司，而成為貴公司之聯營公司。

誠如董事會函件「中國置地之股權架構」一節所述，貴公司仍然透過其非全資附屬公司，China Enterprises Limited，及其聯營公司辰達永安，維持對中國置地之控制權。此外，誠如本函件「收購事項之理論基礎」一節所討論，建議將會有效地將貴公司、其主要股東及其聯營公司之酒店投資項目改組成為貴集團之一個獨立業務部門，以更有效率之方式管理該等投資項目。與此同時，此舉將會促使貴公司集中力量發展其他主要業務。就此而言，吾等認為建議對貴公司及其股東之利益而言屬公平合理。

吾等將會於下一節進一步討論因貴公司被視作出售中國置地之事項對建議造成之財務影響。

IV. 建議之財務影響

由於收購事項僅為建議之一部分，吾等認為將建議(包括收購事項、認購事項及配售事項)對貴集團之整體財務影響與彼等對貴集團之財務影響劃分並非適當之做法。

建議之完成將會導致貴公司於中國置地之有效權益由中國置地經認購股份、配售股份(倘獲悉數配售)及代價股份擴大之已發行股本之約65.6%攤薄至約28.0%。於下列各段內，吾等將會就倘進行建議，其會對貴公司所造成之整體財務影響作出討論：

(i) 資產淨值

誠如該通函附錄一所述，貴集團於建議前之未經審核備考綜合有形資產淨值約為2,050,000,000港元。於建議後，貴集團於中國置地之有效權益將會由約65.6%減至約28.0%。被視作出售之事項將會導致貴公司之未經審核備考綜合有形資產淨值減少54,840,000港元，減至約2,000,000,000港元，佔貴集團之有形資產淨值約2.7%。吾等認為，貴集團之有形資產減少對有關股東之利益而言並不重大。

(ii) 營運資金及資本負債比率

經參考本通函附錄一所述之數字，吾等得知，於建議完成前之資本負債比率(即其總負債(扣除少數股東權益)除以其資產淨值)為約1.4倍。於建議完成後，貴集團之資本負債比率將會減少至約1.04倍。吾等認為，資本負債比率之減少乃符合貴公司及其股東之整體利益。

由於建議會影響中國置地之現金狀況，中國置地其後成為貴公司之一間聯營公司，吾等與董事之意見一致，於建議完成後，由於中國置地不再是貴集團之成員公司，故建議將不會對貴集團之現金狀況造成不利影響。

(iii) **盈利**

誠如董事會函件所指出，貴公司將會因被視作出售中國置地之事項產生之收益而錄得約26,000,000港元之未經審核收益。與此同時，於建議完成後，貴集團將會佔中國置地業績約28.0%之有效權益，而於建議完成前，貴集團則佔中國置地業績約65.6%。過往截至二零零一年十二月三十一日止連續兩個年度，中國置地錄得股東應佔虧損約393,700,000港元及582,800,000港元(僅供參考之用)。

吾等已審閱Shropshire集團、Rosedale Hotel集團及Makerston集團各自之財務報表。下表概述彼等之財務業績(摘錄自該通函附錄三、附錄四及附錄五)。

Shropshire集團

	一九九九年三月二十二日至一九九九年十二月三十一日	二零零零年一月一日至二零零零年十二月三十一日	二零零一年一月一日至二零零一年十二月三十一日	二零零二年一月一日至二零零二年六月三十日
	千港元	千港元	千港元	千港元
營業額	10,844	17,576	15,499	6,202
毛利	5,067	11,145	9,102	3,623
經營虧損	(6,368)	(2,678)	(2,379)	(1,405)
年度／期間虧損	(4,179)	(2,216)	(2,309)	(1,245)

Rosedale Hotel集團

	截至三月三十一日止年度		
	二零零零年	二零零一年	二零零二年
	千港元	千港元	千港元
營業額	—	5,033	64,918
毛利(虧損)	(423)	(12,541)	29,942
經營溢利(虧損)	(213,165)	(15,449)	35,098
年度溢利(虧損)	(213,165)	(19,874)	17,454

Makerston集團

	截至十二月三十一日止年度			截至二零零二年五月三十一日止五個月
	一九九九年	二零零零年	二零零一年	
	千港元	千港元	千港元	千港元
營業額	58,867	66,947	65,056	23,876
毛利	26,490	33,786	38,150	14,080
經營溢利(虧損)	(12,985)	1,107	4,736	1,955
年度／期間虧損	(26,347)	(13,116)	(6,255)	(244)

上表顯示，Shropshire集團及Makerston集團分別於最近財政年度均錄得虧損，而Rosedale Hotel集團於其最近財政年度則轉虧為盈。

吾等與中國置地之董事商討收購洛陽金水灣大酒店有限公司(於第一份買賣協議完成後將由Shropshire集團持有其60%權益)之原因。中國置地董事表示，酒店業務在開業初期錄得虧損並非罕見，而洛陽金水灣大酒店僅於一九九九年三月二十二日開業。理由是酒店需在市場上建立信譽才能吸引住客及帶來酒店之收入。藉著中國置地在酒店管理及經營之專業知識，其董事相信能夠盡力以更有效率之方式經營業務，故洛陽金水灣大酒店能為中國置地集團取得回報。

關於Rosedale Hotel集團，其於截至二零零二年三月三十一日止年度轉虧為盈，錄得溢利約35,100,000港元。轉虧為盈錄得溢利之主要原因為撥回有關物業、廠房及設備之撥備。獨立股東須注意：Rosedale Hotel集團截至二零零二年六月三十日止三個月之最近期刊發經審核賬目將會盡快分別寄發予中國置地及貴公司及之股東，以供彼等審閱及考慮，但在任何情況下，有關賬目須於股東特別大會舉行日期前寄發。獨立股東應就彼等之權益而言審核Rosedale Hotel集團之經營及財務狀況。

關於Makerston集團，中國置地之董事表示Makerston集團於回顧期間之表現主要受其銀行借款之融資成本所影響。於回顧期間，Makerston集團截至一九九九年十二月三十一日止年度錄得未計融資成本前經營虧損約12,990,000港元及截至二零零零年及二零零一年十二月三十一日止年度及截至二零零二年五月三十一日止五個月分別錄得未計

融資成本前經營溢利約1,110,000港元、4,740,000港元及1,960,000港元。據中國置地董事所述，Makerston之無抵押銀行貸款約206,700,000港元已於二零零二年五月全數償還，故財務支出將大幅減少。

基於上文所述原因，吾等認為，不能確定收購事項會否為中國置地及貴公司帶來回報。因此，貴公司將會自被視作出售中國置地錄得未經審核收益約26,000,000港元。

V. 其他代價

吾等知悉，經參考第二份買賣協議之代價及第三份買賣協議之部份代價，合共400,000,000港元之代價將會以現金償付。與此同時，根據第二份買賣協議，中國置地已向保華德祥承諾，於建議完成後償還金額不超過約14,300,000港元之墊款。中國置地計劃以認購事項所得款項300,000,000港元，配售事項所得款項不超過400,000,000港元及本身之內部資源及銀行借款，償付上文所述之款項合共約414,300,000港元。於計入中國置地之配售事項所得款項、內部資源及銀行借款前，尚欠約114,300,000港元以償付第二份買賣協議及第三份買賣協議之代價。獨立股東務須注意：配售事項將會以竭盡所能基準進行，惟配售事項之完成須待多項條件，其中包括於辰達永安、中國置地及貴公司各自之股東大會上批准有關協議達成後，方告作實。誠如中國置地之董事所述，根據配售事項認購中國置地新股已籌集約50,000,000港元。然而，倘未有完成配售事項或配售事項所得款項不足以為上述之現金支出約114,300,000港元撥資，中國置地將利用其內部資源及銀行借貸，償還有關代價最多約114,300,000港元，而中國置地之財務狀況可能會受到不利影響。

推薦建議

經考慮上述訂立有關協議之原因及有關協議之條款以及假設可自配售事項籌集足夠資金，吾等認為第一份買賣協議、第二份買賣協議及第三份買賣協議各自之條款屬公平合理。因此，吾等建議獨立董事委員會推薦獨立股東於股東特別大會上投票贊成批准收購事項之決議案。

獨立股東須注意：Rosedale Hotel集團截至二零零二年六月三十日止三個月之最近期刊發經審核賬目將會盡快分別寄發予中國置地及貴公司之股東，以供彼等審閱及考慮，但在任何情況下，有關賬目須於股東特別大會舉行日期前寄發。獨立股東就彼等之權益而言審核Rosedale Hotel集團之貿易及財務狀況。

此致

香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓
中策集團有限公司
獨立董事委員會 台照

代表
百德能證券有限公司
董事總經理
劉珍妮
謹啟

二零零二年十月五日

1. 財務概要

以下為截至二零零一年十二月三十一日止三個年度之經審核綜合收益表及資產負債表概要。

	截至十二月三十一日止年度		
	二零零一年	二零零零年	一九九九年
	千港元	千港元	千港元
業績			
營業額	3,234,404	3,158,058	3,750,224
除税前(虧損)溢利	(1,001,147)	(812,883)	1,093,641
税項	(5,982)	(6,608)	(5,396)
未計少數股東權益(虧損)溢利	(1,007,129)	(819,491)	1,088,245
少數股東權益	408,399	88,809	(40,649)
年度(虧損)溢利淨額	(598,730)	(730,682)	1,047,596

	於十二月三十一日		
	二零零一年	二零零零年	一九九九年
	千港元	千港元	千港元
資產及負債			
總資產	6,254,576	7,732,334	6,940,072
總負債	(2,710,204)	(3,183,104)	(2,160,967)
少數股東權益	(1,323,582)	(1,699,376)	(1,356,532)
股東資金	2,220,790	2,849,854	3,422,573

財務報表

以下為摘錄自本集團截至二零零一年十二月三十一日止兩個年度之經審核財務報表之概要。

綜合收益表

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
營業額	4	3,234,404	3,158,058
銷售成本		(2,971,785)	(2,766,813)
毛利		262,619	391,245
其他收益	6	168,178	210,373
分派成本		(179,879)	(161,656)
行政支出		(242,744)	(282,226)
其他支出	7	(909,862)	(869,985)
經營虧損	8	(901,688)	(712,249)
融資成本	10	(81,462)	(88,487)
所佔聯營公司之業績		(17,997)	(12,147)
稅前虧損		(1,001,147)	(812,883)
稅項	11	(5,982)	(6,608)
未計少數股東權益之虧損		(1,007,129)	(819,491)
少數股東權益		408,399	88,809
年度虧損淨額		(598,730)	(730,682)
股息	12	—	46,098
每股虧損			
基本	13	(1.30)港元	(1.59)港元
攤薄		不適用	不適用

綜合資產負債表
於二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元
非流動資產			
投資物業	14	49,341	71,818
物業、廠房及設備	15	2,452,199	2,734,587
發展中／待發展物業	16	137,000	157,401
收購土地使用權所付款項	17	2,727	—
無形資產	18	—	107,208
商譽	19	32,708	—
於聯營公司之投資	21	176,268	115,752
應收賬款——年後到期	22	302,439	18,995
證券投資	23	473,408	757,197
借予少數股東之貸款	24	26,765	28,074
		3,652,855	3,991,032
流動資產			
待售物業	25	32,881	31,081
存貨	26	790,288	869,333
應收貿易賬款	27	481,024	667,817
應收賬款——年內到期	22	107,195	50,217
應收聯營公司款項	21	13,517	5,323
其他應收款項、按金及預付款項		298,722	367,624
提供予承建商之墊款		9,439	184,443
可收回利得稅及其他可收回稅項		208	85
證券投資	23	40,000	67,800
銀行結餘及現金		744,927	885,228
已抵押銀行存款		83,520	612,351
		2,601,721	3,741,302
流動負債			
應付賬款及應計費用	28	431,885	674,566
其他應付款項		563,821	415,130
應付關連公司款項	29	36,492	—
應付聯營公司款項	21	9,625	—
應付利得稅及其他應付稅項		32,871	43,531
銀行貸款及其他借款	34	922,272	1,351,545
		1,996,966	2,484,772
流動資產淨值		604,755	1,256,530
		4,257,610	5,247,562

	附註	二零零一年 千港元	二零零零年 千港元
資本及儲備			
股本	30	46,098	460,979
儲備	32	2,174,692	2,388,875
		2,220,790	2,849,854
少數股東權益		1,323,582	1,699,376
非流動負債			
銀行貸款及其他借款－一年後到期	34	593,121	595,213
已收按金	35	76,638	76,638
少數股東提供之貸款	24	43,479	26,481
		713,238	698,332
		4,257,610	5,247,562

資產負債表

於二零零一年十二月三十一日

	附註	本公司 二零零一年 千港元	本公司 二零零零年 千港元
非流動資產			
物業、廠房及設備	15	8,722	8,660
收購土地發展權所付款項	17	2,727	—
於附屬公司之投資	20	329,186	328,189
應收附屬公司款項	20	1,515,455	2,179,911
於聯營公司之權益	21	2	2
應收賬款——年後到期	22	25,246	26,480
證券投資	23	19,517	19,517
		1,900,855	2,562,759
流動資產			
應收聯營公司款項	21	473	1,083
應收賬款——年內到期	22	16,239	4,673
其他應收款項、按金及預付款項		2,687	6,595
銀行結餘及現金		106,491	217,237
		125,890	229,588
流動負債			
應付賬款及應計費用		2,674	3,101
應付關連公司款項	29	1,073	—
銀行貸款及其他借款	34	20,011	8,798
		23,758	11,899
流動資產淨值		102,132	217,689
		2,002,987	2,780,448
資本及儲備			
股本	30	46,098	460,979
儲備	32	1,246,936	1,453,360
		1,293,034	1,914,339
非流動負債			
銀行貸款及其他借款	34	35	—
應付附屬公司款項	20	709,918	866,109
		2,002,987	2,780,448

已確認收益及虧損綜合報表

截至二零零一年十二月三十一日止年度

	二零零一年 千港元	二零零零年 千港元
因折算香港以外營運所產生之滙兑差額	(7,277)	(1,223)
所佔聯營公司儲備		
商譽儲備	–	(12,097)
滙兑儲備	(72)	(7,317)
非供分派之儲備	–	2,204
	(7,349)	(18,433)
年度虧損淨額	(598,730)	(730,682)
已確認虧損總額	(606,079)	(749,115)
因收購附屬公司及聯營公司之權益而產生之負商譽	–	157,581
	(606,079)	(591,534)
因採納經修訂會計實務準則第9號－「結算日後事項」之會計政策改變之影響－二零零零年一月一日之保留溢利增加	–	46,098

綜合現金流量報表

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
經營業務之現金流入淨額	36	85,876	157,342
投資回報及融資償還			
已付利息		(121,235)	(116,488)
已付予附屬公司少數股東之股息		(4,124)	(23,140)
已付股息		—	(46,098)
已收利息		71,725	114,714
投資所得股息		5,509	6,509
投資回報及融資償還之現金流出淨額		(48,125)	(64,503)
稅項			
已繳其他司法權區稅項		(8,953)	(7,213)
已收其他司法權區退稅		6	1,213
稅項之現金流出淨額		(8,947)	(6,000)
投資業務			
已抵押銀行存款減少(增加)		528,831	(612,351)
出售證券投資所得款項		400,960	1,084,136
應收款項之償還款項		389,990	69,067
出售／攤薄附屬公司／業務所得款項 (已扣除出售之現金及現金等額)	37	283,806	46,496
出售投資物業所得款項		14,450	—
聯營公司之資本滙回利潤		9,366	—
聯營公司之償還款項		—	177
出售物業、廠房及設備所得款項		5,818	25,873
少數股東之償還款項		1,309	—
提供予應收賬款之墊款		(670,140)	(50,000)
購入附屬公司／業務 (已扣除購入之現金及現金等額)	38	(354,450)	(526,312)
購置物業、廠房及設備		(279,977)	(211,517)
購入證券投資		(282,802)	(1,430,640)
於聯營公司之投資		(44,100)	(48,541)
提供予聯營公司之墊款		(17,560)	—
發展中／待發展物業之成本		(8,392)	(26,541)
收購土地發展權所付款項		(2,727)	—
購入附屬公司額外權益		—	(6,667)
投資業務之現金流出淨額		(25,618)	(1,686,820)

	附註	二零零一年 千港元	二零零零年 千港元
融資活動前之現金流入(流出)淨額		3,186	(1,599,981)
融資活動	39		
新籌集之銀行貸款及其他借貸		1,183,688	1,509,767
關連公司提供之墊款		53,409	—
少數股東出資		42,602	15,348
聯營公司提供之墊款		9,625	—
償還銀行貸款及其他借貸		(1,393,529)	(1,243,438)
向關連公司償還之款項		(16,917)	—
租購合同債項之償還款項		(9)	—
發行股份所得款項(已扣除支出)		—	45,530
融資活動之現金(流出)流入淨額		(121,131)	327,207
現金及現金等額減少		(117,945)	(1,272,774)
年初之現金及現金等額		873,326	2,146,420
滙率變動之影響		(10,454)	(320)
年終之現金及現金等額		744,927	873,326
現金及現金等額結餘分析			
銀行結餘及現金		744,927	885,228
銀行透支		—	(11,902)
		744,927	873,326

財務報表附註

1. 一般事項

本公司為於香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司(「香港聯交所」)上市。

本公司為一間投資控股公司，其主要附屬公司及聯營公司之業務載於附註20及21。

2. 採納新增及經修訂之會計實務準則

於本年度，本集團首次採納香港會計師公會頒佈之多項新增及經修訂會計實務準則。採納該等新增及經修訂會計實務準則對本年度或去年之財務報表並無重大影響，惟根據會計實務準則第9號(經修訂)「結算日後事項」，於結算日後擬派發或宣派之股息並不會於結算日確認為負債，惟將於財務報表附註另行披露為財務報表之個別組成部份。由於此項會計政策之更改已追溯應用於過往年度，導致出現前期調整，使二零零零年一月一日之本集團及本公司保留溢利分別增加46,098,000港元。經修訂之會計實務守則載列於附註3。此外，該等新增及經修訂之會計實務準則已引入額外及經修訂之披露規定，而有關披露規定亦已在此等財務報表中予以採納。去年之比較金額亦已重列以達致一致之呈列。

3. 主要會計政策

財務報表乃根據歷史成本慣例法編製，並就投資物業、酒店物業及證券投資之估值作出修訂。

財務報表已遵照香港公認會計準則編製。所採納之主要會計政策如下：

綜合賬目基準

綜合財務報表包括本公司及其附屬公司每年結算至十二月三十一日止之財務報表。

於年內收購或出售之附屬公司及聯營公司業績分別由收購生效日期起或截至出售生效日期止(如適用)計入綜合收益表內。

商譽

綜合賬目產生之商譽指收購成本高於本集團於收購附屬公司或聯營公司之日應佔有關公司之可辨識資產與負債公平值之數。

於本年度，本集團採納會計實務準則第30號「企業合併」，並選擇不重列過往於儲備撇銷之商譽。因此，二零零一年一月一日前收購產生之商譽將繼續保留在儲備，並會於出售有關附屬公司或聯營公司時或決定商譽出現減值時在收益表扣除。

二零零一年一月一日後收購產生之商譽會撥作資本並按其估計可用經濟年期以直線基準攤銷。收購聯營公司產生之商譽計入聯營公司之賬面值。收購附屬公司產生之商譽在資產負債表內另行呈列。

出售附屬公司或聯營公司時，出售之損益已計及未攤銷商譽之應佔金額／以往以儲備撇銷之商譽之應佔金額。

負商譽

負商譽指本集團於收購附屬公司或聯營公司之日應佔有關公司之可辨識資產與負債之公平值高於收購代價之數。

於本年度，本集團採納會計實務準則第30號「企業合併」，並選擇不重列過往計入儲備之負商譽。因此，二零零一年一月一日前收購產生之負商譽將繼續保留在儲備，並會於出售有關附屬公司或聯營公司時計入收益表。

二零零一年一月一日後收購產生之負商譽會列作資產之扣減並將根據產生有關結餘之情況之分析回撥為收益。

倘負商譽乃源自在收購當日經已預期之虧損或開支，則會於有關虧損或開支產生期間回撥為收益。其餘負商譽將按可辨識之所收購可折舊資產之尚餘平均使用年期以直線基準確認為收入。倘有關負商譽超出已收購可辨識非貨幣資產之總公平值，則會即時確認為收入。

收購聯營公司產生之負商譽自聯營公司之賬面值扣除。收購附屬公司產生之負商譽在資產負債表內另外列作資產之扣減。

於附屬公司之投資

於附屬公司之投資乃按成本值減任何已辨識之減值虧損在本公司之資產負債表列賬。

於聯營公司之投資

綜合收益表包括本集團所佔聯營公司於本年度之收購後業績。在綜合資產負債表內，於聯營公司之權益乃按本集團所佔聯營公司之資產淨值減任何已辨識之減值虧損列賬。

本公司按年內已收及應收股息計算所佔聯營公司之業績。於聯營公司之投資乃按成本值減任何已辨識之減值虧損後在本公司之資產負債表列賬。

無形資產

無形資產乃按成本值減攤銷及任何已辨認之減值虧損列賬。無形資產之成本值以直線基準，按估計使用年期攤銷。

收入之確認

本集團於本年度之收入乃按下列基準確認：

銷售貨品乃在貨品交付客戶及貨品擁有權已轉移至客戶時予以確認。

酒店房間及其他配套服務之收入乃於提供服務時予以確認。

出售已落成物業之收入乃於訂立具約束力之買賣協議時予以確認。

證券投資所得股息收入乃在股東收取股息之權利確定後予以確認。

利息收入乃根據未償還之本金按時間比例及適用息率累計。

銷售報章之收入乃於交付報章時予以確認。

報章廣告收入乃於有關廣告刊登時予以確認。

租金收入(包括就附有營業租約之物業預早開列發票之租金)乃於有關租約期內按直線基準予以確認。

資產減值

本集團於每個結算日均會對有形及無形資產之賬面值作出評估，以確認有否任何跡象顯示有關資產出現減值。倘估計資產之可收回金額低於其賬面值，則會將資產之賬面值調低至可收回金額，減值虧損乃即時確認為開支。

倘減值虧損其後出現逆轉，則有關資產之賬面值將調升至經修訂之估計資產可收回金額，惟增加之賬面值不得超假設有關資產未有於過往年度確認減值虧損所釐定之賬面值。減值虧損之撥回即時確認為收入。

投資物業

投資物業指因其具有投資潛力而持有之已落成物業，任何租金收入將按公平原則協商釐定。

投資物業乃按結算日之公開市值(以專業估值為依據)入賬。重估投資物業而產生之盈餘或虧損計入投資物業重估儲備內或自投資物業重估儲備中扣除，除非此項儲備之結餘不足以彌補虧損則除外；在此情況下，虧損超出投資物業重估儲備結餘之部份自收益表中扣除。倘虧損在之前已在收益表中扣除，而其後出現重估盈餘，則該項盈餘會根據不超出之前已扣除之虧損之準則撥入收益表內。

於出售投資物業時，被出售物業應佔之投資物業重估儲備餘額轉入收益表。

投資物業並無計算折舊及攤銷，惟未屆滿年期(包括續租年期)為二十年或以下者除外。

物業、廠房及設備

在建物業、收費高速公路及在建工程

在建物業、收費高速公路及在建工程按成本(包括根據本集團之會計政策撥作資本之土地成本及相關建築成本及借貸成本)減去累計減值虧損列賬。在建物業、收費高速公路及在建工程亦不予折舊或攤銷，直至有關物業、資產或收費高速公路落成及投入用途為止。

酒店物業

酒店物業(包括於土地及樓宇之權益及其內部固定設施)乃按結算日之公開市值(以專業估值為依據)列賬。因重估酒店物業而產生之任何盈餘或虧絀計入資產重估儲備或於資產重估儲備中扣除。如資產重估儲備結餘不足以彌補虧絀，則超出資產重估儲備結餘之數會於收益表中扣除。如虧絀以往已於收益表中扣除，而其後出現重估盈餘，則該盈餘會計入收益表，惟以早前扣除之虧絀數額為限。

酒店物業或其內部固定設施並無作出折舊。本集團之政策乃不時對該等資產提供全面維修及保養，以及進行裝修。因此，基於該等資產之估計可使用年期及其高剩餘價值，董事認為任何折舊並不重大。

其他物業、廠房及設備

物業、廠房及設備(在建物業、收費高速公路、在建工程及酒店物業除外)乃按成本減折舊及及累計減值虧損列賬。

出售資產或資產報廢所產生之收益或虧損乃根據銷售所得款項與資產賬面值兩者間之差額而釐定，並將在收益表內確認。

物業、廠房及設備之折舊乃按其估計可使用年期以直線法撇銷其成本減估計剩餘價值計算，每年折舊率如下：

租賃土地及土地使用權	按租約或土地使用權之年期
樓宇	2%或按租約或土地使用權之年期(以較短者為準)
傢俬及裝置	10%－25%
機器及設備	10%－20%
汽車	12.5%－25%

根據租購合同持有之資產之折舊乃按其估計可使用年期根據與本集團自置資產之相同基準計算。

發展中／待發展物業

仍未決定轉售或長期持有之發展中／待發展物業乃按成本值減去累計減值虧損列賬。並無就發展中／待發展物業作出折舊及攤銷，直至建築工程完成及該等物業投入擬定用途為止。

成本包括根據本集團之會計政策撥作資本之土地成本、建築成本、借貸成本以及發展中／待發展物業應佔之其他直接成本。

待售物業

待售物業乃以成本及可變現淨值之較低者入賬。成本包括一切購買成本。可變現淨值以實際或估計售價減有關市場推廣及銷售成本計算。

營業租約

根據營業租約應付之租金乃按有關租約之年期以直線法自收益表扣除。

證券投資

證券投資乃按交易日之基準確認及初步按成本計算。

投資證券(為持作明確長期投資目的之證券)乃於隨後之申報日期按成本計算，及減去任何非暫時性質之減值虧損。

其他投資乃按公平值計算，連同未變現收益及虧損計入期內之溢利或虧損淨額內。

借貸成本撥作資本

收購、建造或生產合資格資產(即需一段時間才可用於其擬定用途或銷售之資產)直接應佔之借貸成本均撥充該等資產之部份成本。在該等資產大致上可供擬定用途或銷售時，有關借貸成本則不再撥充資本。特定借款在用於合資格資產前進行暫時投資所得之投資收入，在撥作資本之借貸成本中扣除。

所有其他借貸成本於產生之期間確認為開支。

根據租購合同持有之資產

根據租購合同持有之資產按其於收購日期之公平值撥充資本。租用人之相應債務在扣除利息支出後納入資產負債表作為租購債項。融資成本乃於訂立租購合同時總承擔金額與未償還本金額之差額，並按有關合同之年期在收益表扣除，從而得出在各會計期間，尚餘債項之定額定期支出率。

存貨

存貨乃按成本及可變現淨值兩者中之較低值入賬。成本包括所有購買成本及(如適用)轉換成本及將存貨運往現址及達致現況之其他成本，乃按加權平均法計算。可變現淨值指在日常業務估計之售價減去估計完成所需成本及估計銷售所需成本。

外幣

外幣交易均按交易當日之滙率折算。以外幣為單位之貨幣資產及負債則按結算日之滙率再折算。因滙兑而產生之損益均列入收益表內處理。

於綜合賬目時，以港元以外之貨幣入賬之附屬公司及聯營公司之財務報表乃按結算日之滙率折算。於綜合賬目時產生之滙兑差額直接撥入儲備內處理。

退休金／退休福利計劃

有關定額供款計劃／強制性公積金計劃之退休金成本／退休福利計劃供款在收益表扣除，乃本集團根據有關計劃規則訂明之比例，應向計劃作出之供款。過去向香港以外之司法權區之計劃作出之供款金額在收益表扣除。

税項

税項支出乃根據本年度之業績計算，並就毋須課税或不獲扣税之項目作出調整。在入賬確認若干收支項目時，由於課税上所呈報之會計期間與此等收支項目在財務報表上確認之會計期間有所不同，因而出現時差。以負債法計算之時差税務影響在財務報表內確認為遞延税項，僅以可能於可預見將來實現之負債或資產為限。

4. **營業額**

	二零零一年 千港元	二零零零年 千港元
貨品銷售，扣除退貨及銷售税	2,986,793	3,091,851
出版報章	132,311	9,818
物業銷售	58,800	12,500
酒店經營	50,518	38,469
租金收入	5,982	5,420
	3,234,404	3,158,058

本集團主要在中華人民共和國(「中國」，包括香港)經營業務，本集團按主要業務分部及地區市場劃分之營業額及經營業績貢獻之分析詳情載於附註5。

5. 分部資料

業務分部

就管理而言，本集團現時之部門架構如下。下列部門乃本集團呈報其首要分部資料之基準。

本集團按業務分部劃分之營業額及經營業績貢獻及分部資產與負債分析如下：

	經營收費高速公路 千港元	輪胎 千港元	重工業 千港元	消費品 千港元	電子產品 千港元	藥品 千港元	物業投資 千港元	酒店經營 千港元	出版報章 千港元 (附註)	證券投資及應收賬款 千港元	其他 千港元	對銷 千港元	綜合 千港元
截至二零零一年十二月三十一日止年度													
收益													
對外銷售	–	2,608,862	115,036	189,706	24,310	62,071	65,662	50,518	132,311	–	76,872	–	3,325,348
分部間銷售	–	–	–	–	–	–	1,685	–	–	–	2,193	(3,878)	–
總收益	–	2,608,862	115,036	189,706	24,310	62,071	67,347	50,518	132,311	–	79,065	(3,878)	3,325,348
業績													
分部業績	(360,272)	(128,124)	2,583	7,180	(6,998)	8,591	(138,553)	(18,125)	(31,663)	(206,741)	(2,782)		(874,904)
未分攤企業支出													(104,018)
融資成本													(81,462)
利息收入													71,725
股息收入													5,509
所佔聯營公司之業績	–	–	–	–	–	(6,995)	–	–	(8,998)	–	(2,004)		(17,997)
稅前虧損													(1,001,147)
稅項													(5,982)
未計少數股東權益之虧損													(1,007,129)
少數股東權益													408,399
年度虧損淨額													(598,730)
於二零零一年十二月三十一日之資產與負債													
資產													
分部資產	841,836	2,704,852	124,177	111,669	20,933	185,625	602,285	208,102	–	1,037,962	96,889		5,934,330
於聯營公司之權益	–	88,133	–	–	–	–	17,592	–	64,899	–	5,644		176,268
未分攤總資產													143,978
綜合總資產													6,254,576
負債													
分部負債	(721,246)	(637,412)	(44,244)	(40,281)	(10,723)	(84,061)	(121,401)	(8,693)	–	–	(2,191)		(1,670,252)
未分攤企業負債													(1,039,952)
綜合總負債													(2,710,204)
截至二零零一年十二月三十一日止年度之其他資料													
資本支出													
－物業、廠房及設備	273,565	118,195	4,191	11,167	34	114,393	21,508	–	41,383	–	1,000		585,436
－發展中／待發展物業	–	–	–	–	–	–	8,392	–	–	–	–		8,392
－投資物業	–	–	–	–	–	–	96,510	–	–	–	–		96,510
折舊及攤銷	–	110,796	4,346	7,594	837	1,079	1,792	–	18,165	–	1,794		146,403
減值及重估虧損	360,272	90,524	–	–	–	–	123,108	25,000	–	50,413	17,592		666,909
其他非現金支出	–	84,972	–	–	–	–	–	–	–	139,972	–		224,944

分部間收入乃按市價收取。

	經營收費高速公路 千港元	輪胎 千港元	重工業 千港元	消費品 千港元	電子產品 千港元	藥品 千港元	物業投資 千港元	酒店經營 千港元	出版報章 千港元 (附註)	證券投資及應收賬款 千港元	其他 千港元	對銷 千港元	綜合 千港元
截至二零零零年十二月三十一日止年度													
收益													
對外銷售	–	2,680,155	107,965	209,246	92,797	30,241	19,676	38,469	9,818	–	58,841	–	3,247,208
分部間銷售	–	–	–	–	–	–	–	–	–	–	2,519	(2,519)	–
總收益	–	2,680,155	107,965	209,246	92,797	30,241	19,676	38,469	9,818	–	61,360	(2,519)	3,247,208
業績													
分部業績	–	(35,382)	(19,572)	5,467	(73)	30,241	2,743	(4,191)	(7,626)	(765,356)	12,993		(780,756)
未分攤企業支出													(52,716)
融資成本													(88,487)
利息收入													114,714
股息收入													6,509
所佔聯營公司之業績	–	–	–	–	–	–	–	–	–	6,968	(19,115)		(12,147)
稅前虧損													(812,883)
稅項													(6,608)
未計少數股東權益之虧損													(819,491)
少數股東權益													88,809
年度虧損淨額													(730,682)
於二零零零年十二月三十一日之資產與負債													
資產													
分部資產	1,101,600	3,049,173	51,009	175,658	55,113	–	699,072	233,261	163,644	948,731	165,884		6,643,145
於聯營公司之權益	–	89,889	–	–	–	–	–	–	–	–	25,863		115,752
未分攤總資產													973,437
綜合總資產													7,732,334
負債													
分部負債	(638,906)	(742,576)	(51,651)	(61,970)	(15,973)	–	(194,552)	(21,722)	(44,295)	–	(10,186)		(1,781,831)
未分攤企業負債													(1,401,273)
綜合總負債													(3,183,104)
截至二零零零年十二月三十一日止年度之其他資料													
資本支出													
－物業、廠房及設備	873,273	65,086	32,352	8,609	3,302	–	458,205	225,000	–	–	2,116		1,667,943
－發展中／待發展物業	–	–	–	–	–	–	200,410	–	–	–	–		200,410
－投資物業	–	–	–	–	–	–	71,818	–	–	–	–		71,818
－無形資產	–	–	–	–	–	–	–	–	107,656	–	–		107,656
折舊及攤銷	–	79,441	18,227	8,420	3,426	–	1,430	–	448	–	–		111,392
減值虧損	–	42,277	–	–	–	–	–	–	–	46,000	26,724		115,001
其他非現金支出	–	11,382	–	–	–	–	–	–	–	482,656	–		494,038

分部間收入乃按市價收取。

附註：

二零零一年十二月，本集團於Actiwater Resources Limited（「Actiwater」，主要業務為出版報章）之權益已售予成報傳媒集團有限公司（「成報傳媒」，前稱東魅網）。出售Actiwater之收益約為93,806,000港元。

出售事項完成後，本集團持有成報傳媒約27.97%之權益，而出版報章之業務分部在二零零一年被視作終止經營業務處理。

地區分部

本集團按地區市場劃分之營業額分析如下（當中並無計及貨品／服務之來源地）：

	營業額		應佔經營虧損	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
中國，不包括香港	3,006,346	3,144,185	(168,095)	(55,713)
香港	228,058	13,873	(673,894)	(647,819)
海外	–	–	(59,699)	(8,717)
	3,234,404	3,158,058	(901,688)	(712,249)
融資成本			(81,462)	(88,487)
所佔聯營公司之業績			(17,997)	(12,147)
稅前虧損			(1,001,147)	(812,883)

本集團分部資產之賬面值與資本添置按資產所在地區分析如下：

	分部資產之賬面值		資本添置	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
中國，不包括香港	4,799,836	5,554,164	676,251	1,937,167
香港	1,052,700	1,614,158	14,087	110,660
海外	402,040	564,012	–	–
	6,254,576	7,732,334	690,338	2,047,827

6. 其他收益

	二零零一年 千港元	二零零零年 千港元
出售／攤薄於附屬公司／業務之權益之淨收益（附註a）	26,057	16,892
加：以往計入儲備之商譽	25,262	3,958
已變現之滙兑儲備	650	691
已變現之非可供分派儲備	11,078	3,151
	63,047	24,692
出售／攤薄於聯營公司之權益之收益（附註b）	–	15,436
加／(減)：以往以儲備撇銷之商譽	–	(3,751)
已變現之滙兑儲備	–	2,735
已變現之非可供分派儲備	–	557
	–	14,977
利息收入	71,725	114,714
上市投資之股息收入	5,509	6,509
壞賬備抵撥回	10,390	9,754
其他	17,507	39,727
	168,178	210,373

附註：

(a) 二零零一年之出售／攤薄於附屬公司／業務之權益之淨收益包括(i)出售本集團於Actiwater之權益之收益約93,806,000港元；出售本集團於Gold Brilliant Limited之權益之淨收益約3,309,000港元及出售其他附屬公司之淨收益16,035,000港元；及(ii)出售本集團於大連金屬容器有限公司之權益之淨虧損約8,812,000港元；出售本集團於寧波中策電子有限公司之權益之淨虧損約255,000港元；攤薄本集團於中國置地集團有限公司（「中國置地」）之權益之淨虧損約30,038,000港元，以及出售本集團於雙喜輪胎工業股份有限公司若干業務之虧損約10,998,000港元。

二零零零年之出售／攤薄／出售部份於附屬公司之權益之淨收益包括(i)出售本集團於中國物業（集團）有限公司權益之淨收益12,444,000港元；出售本集團於煙台中策藥業有限公司權益之淨收益30,241,000港元；及出售本集團於其他附屬公司之部份權益之淨收益5,036,000港元；以及(ii)出售本集團於無錫中策機電設備有限公司之權益之淨虧損5,673,000港元及出售本集團於寧波中策動力機電集團有限公司之權益之淨虧損17,356,000港元。

(b) 二零零零年之出售／攤薄於聯營公司之權益之淨收益包括(i)出售本集團於中國包裝器材（香港）有限公司權益之虧損2,488,000港元；(ii)攤薄本集團於Asia Fiber Holdings Limited之權益之淨收益7,407,000港元；及(iii)攤薄本集團於Pacificnet.com, Inc.（「Pacificnet」，前稱Creative Master International, Inc.)之權益之淨收益10,058,000港元。

7. 其他支出

	二零零一年 千港元	二零零零年 千港元
以下項目之減值及重估虧損(附註a)：		
－收費高速公路	360,272	－
－在建物業	63,257	－
－在建工程(附註b)	61,493	－
－酒店物業	25,000	－
－機器及設備	17,863	－
－汽車	1,156	－
	529,041	－
－發展中／待發展物業	28,793	－
－待售物業	11,081	－
－投資物業	19,977	－
－附屬公司及聯營公司之商譽	14,005	26,724
－於聯營公司之權益	3,587	－
持有證券投資之未變現虧損	139,972	482,656
呆壞賬備抵	84,972	11,382
出售證券投資之虧損	15,182	260,946
出售物業、廠房及設備之虧損	2,827	－
存貨之已確認減值虧損	10,012	42,277
貸款及應收利息之確認減值虧損	50,413	46,000
	909,862	869,985

附註：

(a) 年內，本集團之董事因應目前市況評審本集團物業權益之賬面值，當中亦已參考獨立專業物業估值師行提交之估值報告，董事由此得悉本集團持有之物業出現減值及重估虧損，因此在年內於綜合收益表中已確認減值及重估虧損，詳情載於財務報表附註14、15及16。

(b) 自一九九三年以來，本公司其中一間附屬公司雙喜輪胎工業股份有限公司(「雙喜」)已承諾興建一間子午胎廠房(「該項目」)。於一九九五年，該項目暫時中止，而截至二零零零年十二月三十一日就該項目所引致之成本總額約為人民幣257,844,000元(相等於約242,107,000港元)。該等成本已列入在建工程。雙喜及雙喜之直接控股公司China Enterprises Limited (「China Enterprises」，前稱中國輪胎電子商貿網有限公司及China Tire Holdings Limited)正擬備及協定該項目之融資計劃。已於一九九九年就設施之能力及技術規格進行大型重新評估，而中國獨立專業資產評值師亦對設施之取替成本進行評值(「該評值」)，基準為假設將恢復該項目之興建工程。在缺乏特定之融資計劃，China Enterprises之董事亦已於一九九九年十二月三十一日對該項目之資產值進行評估(「該評估」)。

於截至一九九九年十二月三十一日止年度，根據該評值及該評估之結果，已作出潛在減值虧損之總撥備以將該項目資產之賬面值撇減約人民幣122,400,000元（相等於約114,887,000港元）。

獨立專業估值師行美國評值有限公司再次對該項目之資產作出評估（「第二次評估」），並評估該等資產之公平市值。根據第二次評估之結果，董事認為毋須就該項目資產之賬面值在截至二零零零年十二月三十一日止年度作出進一步撥備。

二零零一年十二月三十一日，雙喜及China Enterprises之管理層已評審該項目之賬面值並已在當中參考其估計售價。因此得悉並在綜合收益表內確認減值虧損61,493,000港元（即該項目之估計售價與賬面值之差額）。

8. 經營虧損

	二零零一年 千港元	二零零零年 千港元
經營虧損已扣除下列各項：		
員工成本		
－董事酬金(附註9(a))	2,696	10,593
－其他員工成本(附註9(b))	302,566	304,254
－退休福利計劃供款，不包括董事	37,050	38,750
總員工成本	342,312	353,597
減：收費高速公路、發展中／待發展物業及在建物業之資本化金額	(6,565)	－
	335,747	353,597
核數師酬金		
本年度	6,521	5,908
去年之超額撥備	(2,135)	(21)
物業、廠房及設備之折舊及攤銷：		
－自置資產	140,967	110,944
－租購合同項下之資產	7	－
減：收費公路之資本化金額	(231)	－
	140,743	110,944
計入行政支出之無形資產攤銷	4,934	448
計入行政支出之商譽攤銷	495	－
出售物業、廠房及設備之虧損	2,827	310
出售投資物業之虧損	50	－
及計入：		
扣除28,000港元(二零零零年：36,000港元)支出後之物業淨租金收入	11,886	11,406

9. 董事及僱員酬金

(a) 董事酬金

	二零零一年 千港元	二零零零年 千港元
袍金		
－執行董事	－	7,398
－非執行董事	295	50
－獨立非執行董事	216	345
	511	7,793
其他酬金		
－執行董事		
薪酬及其他利益	2,185	2,800
	2,696	10,593

屬於下文所載酬金範圍內之董事人數如下：

港元	二零零一年 董事數目	二零零零年 董事數目
零至1,000,000	12	10
1,000,001至1,500,000	1	1
1,500,001至2,000,000	－	1
3,500,001至4,000,000	－	－
7,000,001至8,000,000	－	1
	13	13

於年內，本集團並無向任何董事支付酬金作為鼓勵加入本集團或加入本集團後之獎勵或作為離職之補償。

(b) **僱員酬金**

本集團五名最高薪酬人士包括本公司兩名董事(二零零零年：三名董事)，彼等之酬金詳情載於上文。餘下最高薪酬人士為本集團之僱員，彼等之薪酬總額如下：

	二零零一年 千港元	二零零零年 千港元
酬金、薪酬及其他利益	3,595	2,948

港元	二零零一年 僱員數目	二零零零年 僱員數目
零至1,000,000	1	–
1,000,001至1,500,000	2	1
1,500,001至2,000,000	–	1
	3	2

10. **融資成本**

	二零零一年 千港元	二零零零年 千港元
須於五年內悉數償還之借貸利息：		
銀行借貸	81,423	89,709
其他借貸	198	51
租購合同債項	9	–
	81,630	89,760
毋須於五年內悉數償還之銀行借貸利息	39,605	26,728
	121,235	116,488
減：收費高速公路之資本化款額	(39,773)	(28,001)
	81,462	88,487

11. 稅項

	二零零一年 千港元	二零零零年 千港元
稅項(抵免)支出包括：		
香港利得稅		
過往年度之超額撥備	–	(183)
	–	(183)
其他司法權區之稅項	12,982	6,791
過往年度之超額撥備	(7,000)	–
本公司及其附屬公司應佔稅項	5,982	6,608

其他司法權區之稅項乃按個別司法權區之適用稅率計算。由於本公司之中國附屬公司均為中外合資企業，故可享有若干免稅期及稅務優惠。因此，若干中國附屬公司毋須繳納中國所得稅或獲減免徵稅。中國所得稅乃按中國附屬公司之適用稅率計算。

遞延稅項之詳情載於附註33。

12. 股息

	二零零一年 千港元	二零零零年 千港元
因採納經修訂會計實務準則第9號(詳情見附註2)而在一九九九年錄得末期股息每股普通股0.01港元	–	46,098

13. 每股虧損

每股基本虧損乃根據年度之虧損淨額598,730,000港元(二零零零年：730,682,000港元)及年內已發行普通股之經調整加權平均數460,978,942股(二零零零年：459,375,955股)計算，並已就本公司股份合併(見附註30)之影響作出調整。

由於行使購股權會導致該兩個年度每股虧損減少，故此並無披露該兩個年度之每股攤薄虧損。

14. 投資物業

	本集團	
	二零零一年	二零零零年
	千港元	千港元
估值		
於一月一日	71,818	51,954
收購附屬公司所得	96,510	71,818
出售附屬公司時撇銷	(84,510)	(51,954)
出售	(14,500)	—
重估所產生之虧絀	(19,977)	—
於十二月三十一日	49,341	71,818

本集團之投資物業於二零零一年十二月三十一日由獨立專業物業估值師行世邦魏理仕物業顧問有限公司及永利行評值顧問有限公司按公開市值基準進行重估。重估產生之虧絀19,977,000港元已在綜合收益表扣除。

本集團之投資物業乃為收取租金而以經營租約持有。

投資物業之賬面值包括：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
於香港以中期租約持有之物業	12,000	14,500
於中國以中期土地使用權持有之物業	37,341	57,318
	49,341	71,818

15. 物業、廠房及設備

	土地及樓宇 千港元	傢俬及裝置 千港元	機器及設備 千港元	汽車 千港元	在建中物業 千港元	收費高速公路 千港元	在建工程 千港元	酒店物業 千港元	總額 千港元
本集團									
成本值或估值									
於二零零一年一月一日	485,396	19,779	1,073,381	44,511	385,832	897,273	196,906	225,000	3,328,078
收購附屬公司所得	16,598	15,714	13,871	1,709	–	–	29,179	–	77,071
添置	3,236	14,087	97,175	3,050	18,257	273,565	98,995	–	508,365
轉撥	119	–	168,918	3,825	–	–	(172,862)	–	–
出售	(1,370)	(4,733)	(12,416)	(5,743)	–	–	–	–	(24,262)
重估虧絀	–	–	–	–	–	–	–	(25,000)	(25,000)
出售附屬公司	(47,829)	(17,862)	(206,950)	(6,414)	–	–	(238)	–	(279,293)
於二零零一年十二月三十一日	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	200,000	3,584,959
包括：									
按成本值	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	–	3,384,959
按估值	–	–	–	–	–	–	–	200,000	200,000
	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	200,000	3,584,959
折舊及攤銷									
於二零零一年一月一日	115,771	14,110	432,211	31,399	–	–	–	–	593,491
年內撥備	22,532	4,294	110,404	3,744	–	–	–	–	140,974
減值虧損	–	–	17,863	1,156	63,257	360,272	61,493	–	504,041
出售後撇除	(448)	(3,946)	(8,138)	(3,085)	–	–	–	–	(15,617)
出售附屬公司後撇除	(13,838)	(2,973)	(67,378)	(5,940)	–	–	–	–	(90,129)
於二零零一年十二月三十一日	124,017	11,485	484,962	27,274	63,257	360,272	61,493	–	1,132,760
賬面淨值									
於二零零一年十二月三十一日	332,133	15,500	649,017	13,664	340,832	810,566	90,487	200,000	2,452,199
於二零零零年十二月三十一日	369,625	5,669	641,170	13,112	385,832	897,273	196,906	225,000	2,734,587

(a) 收費高速公路指本集團於深圳在建中之收費公路(「深圳高速公路」)之權益。鑑於有關中國當局批准之收費乃低於預算收費，本集團參考獨立專業物業估值師行中證評估有限公司進行之估值而確認減值虧損。減值是根據貼現現金流量法使用20%貼現率並計及完成深圳高速公路之估計未來成本，以及考慮獨立交通顧問偉信(顧問)香港有限公司對深圳高速公路

進行之交通預測及研究而予以辨識及確認。約360,272,000港元之減值虧損已在本年度之綜合收益表予以確認。本公司之附屬公司已獲授在二零二二年十一月三十日前二十五年期間經營及管理深圳高速公路之權利。

(b) 本集團之酒店物業已於二零零一年十二月三十一日由獨立專業物業估值師行世邦魏理仕物業顧問有限公司按公開市值基準進行重估。

酒店物業位於中國(不包括香港)並根據中期土地使用權持有。本集團已獲授可由一九八七年一月至二零一七年一月止期間經營及管理酒店之權利，惟須待若干條件達成後方可作實，營運期可延續二十年。

(c) 在建物業位於中國(不包括香港)並根據中期土地使用權持有。本集團已因應目前市況，並在參考獨立專業物業估值師行世邦魏理仕物業顧問有限公司後，按公開市值基準進行之估值後確認減值虧損。約63,257,000港元之減值虧損已在本年度之綜合收益表予以辨識及確認。

(d) 本集團使用本集團與準買家擬訂立之協議內機器及設備及汽車之估計售價，評審機器及設備及汽車之賬面值。約19,019,000港元之減值虧損已予辨識及在綜合收益表確認。減值虧損乃估計售價與賬面值之差額。

(e) 於二零零一年十二月三十一日，納入收費公路之賬面淨值為撥作資本之利息77,719,000港元(二零零零年：37,946,000港元)。

	土地及樓宇 千港元	傢俬及裝置 千港元	機器及設備 千港元	汽車 千港元	總額 千港元
本公司					
成本值					
於二零零一年一月一日	6,824	2,511	3,274	–	12,609
添置	–	71	231	541	843
出售	–	(922)	(1,862)	–	(2,784)
於二零零一年十二月三十一日	6,824	1,660	1,643	541	10,668
折舊					
於二零零一年一月一日	191	983	2,775	–	3,949
年內撥備	170	308	208	68	754
出售後撇除	–	(920)	(1,837)	–	(2,757)
於二零零一年十二月三十一日	361	371	1,146	68	1,946
賬面淨值					
於二零零一年十二月三十一日	6,463	1,289	497	473	8,722
於二零零零年十二月三十一日	6,633	1,528	499	–	8,660

上列土地及樓宇之賬面淨值包括：

	本集團		本公司	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
於中國(不包括香港)以中期土地使用權持有之物業	332,133	369,625	6,463	6,633

汽車於二零零一年十二月三十一日之賬面淨值包括關於根據租購合同持有之資產約263,000港元之款項。於二零零零年十二月三十一日並無根據租購合同持有資產。

16. 發展中／待發展物業

	本集團	
	二零零一年	二零零零年
	千港元	千港元
成本值		
於一月一日	157,401	—
收購附屬公司時購入	—	173,869
年內產生之發展成本	8,392	26,541
減值虧損	(28,793)	—
轉撥入待售物業	—	(43,009)
於十二月三十一日	137,000	157,401

包括：

	二零零一年	二零零零年
	千港元	千港元
於中國(不包括香港)以中期土地使用權持有之物業	111,000	131,086
於中國(不包括香港)以長期土地使用權持有之物業	26,000	26,315
	137,000	157,401

上述包括本集團於惠州以中期土地使用權持有之港澳港場發展項目權益，以及於台山以長期土地使用權持有朗底洞之權益。本集團因應目前市況決定出現減值虧損，當中已參考兩間獨立專業物業估值師行世邦魏理仕物業顧問有限公司及永利行評值顧問有限公司按公開市場基準進行之估值，就此於本年度之綜合收益表確認之減值虧損約為28,793,000港元。

17. 收購土地發展權所付款項

本集團及本公司

年內，本公司與北京市順義區李橋鎮人民政府(「李橋鎮人民政府」)就一幅鄰近中國北京首都機場東面之土地之聯合發展項目訂立協議；據此，本公司同意就該項目之土地發展權向李橋鎮人民政府合共支付約216,981,000港元(相等於人民幣230,000,000元)。

於二零零一年十二月三十一日，本公司支付部份款項，為數約2,727,000港元(相等於人民幣3,000,000元)。

18. 無形資產

	本集團	
	二零零一年	二零零零年
	千港元	千港元
成本值		
於一月一日	107,656	–
添置	–	107,656
出售附屬公司時對銷	(107,656)	–
於十二月三十一日	–	107,656
攤銷		
於一月一日	448	–
年內撥備	4,934	448
出售附屬公司時對銷	(5,382)	–
於十二月三十一日	–	448
賬面淨值		
於十二月三十一日	–	107,208

無形資產指以「成報」商標及商號出版報章之權利，無形資產分20年攤銷。

19. 商譽

	本集團
	千港元
成本值	
年內收購附屬公司所產生	53,112
出售附屬公司時對銷	(19,909)
於二零零一年十二月三十一日	33,203
攤銷	
年內撥備及於二零零一年十二月三十一日	495
賬面淨值	
於二零零一年十二月三十一日	32,708
於二零零零年十二月三十一日	–

商譽按直線基準分二十年攤銷。

20. 於附屬公司之投資／應收附屬公司款項／應付附屬公司款項

	二零零一年 千港元	二零零零年 千港元
於附屬公司之投資		
海外上市股份，按成本值	228,703	228,703
非上市股份，按成本值	100,483	99,486
	329,186	328,189
上市股份之市值	23,868	56,935
應收附屬公司款項		
附屬公司之欠款	3,598,640	3,051,781
減：已確認減值虧損	(2,083,185)	(871,870)
	1,515,455	2,179,911
應付附屬公司款項		
欠附屬公司之款項	709,918	866,109

應收及應付附屬公司之款項為無抵押、免息及無固定還款期。

年內，本公司董事因應目前市況評審於本公司附屬公司權益之賬面值，董事參考專業估值報告後得悉物業出現減值及重估虧損，附屬公司持有之其他投資亦有未變現虧損，並就應付附屬公司款項辨識股份市值之減值虧損約1,211,000,000港元。因此，整筆款項已在收益表內確認為年度減值虧損。

於二零零一年十二月三十一日，各主要附屬公司之詳情如下：

附屬公司名稱	註冊成立／註冊及經營業務之地點	已發行及繳足之普通股股本／註冊資本	本公司持有已發行股本／註冊資本面值之比例 直接 %	間接 %	主要業務
Australia Net.Com Limited (「Australia Net.Com」)	澳洲 (附註a)	31,184,116澳元	−	57.26 (附註a)	投資控股
中國置地	百慕達 (附註b)	27,248,386美元	−	65.56 (附註b)	投資控股
中國製藥工業集團有限公司	香港	2港元	−	57.26	投資控股
China Enterprises	百慕達 (附註c)	附有投票權普通股30,000美元 普通股60,173美元	33.27 (附註c)	24.84 (附註c)	投資控股
雙喜(附註f)	中國	人民幣280,684,311元	−	55 (附註c)	暫無營業
大寨中策水泥股份有限公司(附註f)	中國	人民幣17,000,000元	51	−	製造水泥
廣州珀麗酒店有限公司(原稱廣州江南大酒店有限公司)(附註e)	中國	89,700,000港元	−	81	酒店業務
廣州江南房產有限公司(附註e)	中國	68,000,000港元	−	75	物業發展
杭州中策橡膠(股份)有限公司(「杭州橡膠」)(附註f)	中國	人民幣469,748,777元	−	51 (附註c)	製造輪胎
惠州緯通房產有限公司(附註e)	中國	109,200,000港元	−	70	物業發展

附屬公司名稱	註冊成立／註冊及經營業務之地點	已發行及繳足之普通股股本／註冊資本	本公司持有已發行股本／註冊資本面值之比例 直接 %	間接 %	主要業務
寧波中華太豐食品股份有限公司（附註f）	中國	人民幣89,004,566元	–	51	製造麵粉、味精及有關食品
深圳龍城星源實業有限公司（「龍城星源」）（附註f）	中國	人民幣100,000,000元	–	60	興建及經營收費高速公路
深圳經濟特區發展中心有限公司（附註e）	中國	290,000,000港元	–	86	物業發展、持有及買賣
Tung Fong Hung Investment Limited（「東方紅」）（附註d）	英屬處女群島	10,000美元	–	100	製造及貿易中西藥品
煙台中策橡膠有限公司（附註f）	中國	人民幣60,000,000元	–	51（附註c）	製造輪胎
銀川中策（長城）橡膠有限公司（附註f）	中國	人民幣667,833,000元	–	51（附註c）	製造輪胎

附註：

a. Australia Net.Com於澳洲及香港兩地經營業務，其股份於澳洲證券交易所上市。Australia Net.Com及其附屬公司主要從事投資控股業務。

b. 中國置地於中港兩地經營業務，其股份於香港聯交所上市。

c. China Enterprises於中國經營業務，其股份於紐約證券交易所上市。本集團持有China Enterprises之55.2%實際股本權益及88.8%投票權益。China Enterprises為一間控股公司，於二零零一年十二月三十一日擁有雙喜、杭州橡膠、煙台中策橡膠有限公司及銀川中策（長城）橡膠有限公司之大部份股權。

d. 東方紅於香港經營業務。

e. 此乃中外合作經營企業。

f. 此乃中外合資經營企業。

各附屬公司於年終或年內任何時間概無任何仍然存在之借貸資本。

上表所列乃董事認為主要影響本年度之業績或佔本集團資產淨值之重大部份之本集團附屬公司。董事認為詳列其他附屬公司之資料將令篇幅過份冗長。

21. 於聯營公司之權益／應收聯營公司款項／應付聯營公司款項

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
於聯營公司之權益				
所佔資產淨值	156,132	115,752	—	—
商譽	20,136	—	—	—
非上市股份，按成本值	—	—	2	2
	176,268	115,752	2	2
應收聯營公司款項				
聯營公司欠款	13,517	5,323	473	1,083
應付聯營公司款項				
欠聯營公司款項	9,625	—	—	—

聯營公司欠款／欠聯營公司款項為無抵押、免息及須應要求償還。

20,136,000港元之款項主要為二零零一年十二月收購成報傳媒產生之商譽。

於二零零一年十二月三十一日，各主要聯營公司之詳情如下：

聯營公司名稱	註冊成立／註冊地點	經營業務之地點	本公司間接持有已發行股本／註冊資本面值之比例 %	主要業務
杭州中策置地有限公司	中國	中國	50	物業發展及投資
杭州朝陽橡膠有限公司（「朝陽」）	中國	中國	49.2	製造輪胎
Pacificnet	美國特拉華州	香港及新加坡	29.52	發展、市場推廣及支援商業對商業電子商貿解決方案之全套服務
成報傳媒	開曼群島	香港	27.97	經營媒體及出版業務，旗下刊物包括「成報」及「廣角鏡」雜誌，為全球華人社群提供多媒體娛樂及生活潮流資訊

於一九九八年，本集團透過杭州橡膠投資朝陽，總投資及註冊資本為29,980,000美元。投資承擔由一間在建中子午胎工廠之貢獻支付。該子午胎工廠於年內投入運作。

年內，Actiwater之全部權益已售予成報傳媒，代價以支付現金及發行股份予成報傳媒之方式支付。本集團於出售事項完成後持有Actiwater約27.97%權益。

上表所列乃董事認為構成所佔聯營公司業績或聯營公司資產淨值絕大部份之本集團聯營公司。董事認為詳列其他聯營公司之資料將令篇幅過份冗長。

22. 應收賬款

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
貸款及應收利息(附註a)				
一有抵押	270,474	—	—	—
一無抵押	189,039	50,000	41,457	31,153
應收關連公司款項(附註b)	534	—	28	—
應收中國實體款項(附註c)	—	65,212	—	—
	460,047	115,212	41,485	31,153
減：已確認減值虧值	(50,413)	(46,000)	—	—
	409,634	69,212	41,485	31,153
減：一年內到期並列作流動資產之款項	(107,195)	(50,217)	(16,239)	(4,673)
一年後到期之款項	302,439	18,995	25,246	26,480

附註：

(a) 有抵押貸款及應收利息中包括分別應收Danwei Limited(「Danwei」)及Lucklong Venture Limited(「Lucklong」)約123,491,000港元及110,583,000港元之款項。本集團董事周美華女士之替任董事劉高原先生為Danwei及Lucklong之最終控股公司之董事。此外，本公司董事周美華女士亦為Danwei及Lucklong之董事。Danwei及Lucklong持有之若干物業控股公司之股份已予抵押，作為本集團向Danwei及Lucklong提供貸款之抵押品。

無抵押貸款及應收利息中包括應收本集團之接受投資公司約51,701,000港元(二零零零年：零)之款項及應收本集團前聯營公司中國發展集團有限公司之墊款約45,183,000港元(二零零零年：34,000,000港元)。

所有應收貸款均按當前市場利率計息。

(b) 應收關連公司款項之詳情如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
保華德祥管理有限公司	24	–	–	–
最佳拍檔有限公司	160	–	–	–
東方魅力管理有限公司	157	–	–	–
Rosedale Hotel Management Limited	113	–	–	–
東方魅力集團有限公司	80	–	28	–
	534	–	28	–

該等款項為無抵押、免息及須應要求償還。

保華德祥管理有限公司及Rosedale Hotel Management Limited為本公司主要股東之全資附屬公司。

東方魅力管理有限公司及最佳拍檔有限公司為東方魅力集團有限公司之附屬公司，本公司若干董事於東方魅力集團有限公司持有實益權益。

東方魅力集團有限公司為一間本公司若干董事持有實益權益之公司。

(c) 於二零零零年十二月三十一日應收中國實體款項主要包括向一前合營夥伴提供之貸款，該貸款已於年內償清。

23. 證券投資

	本集團 其他投資		本公司 其他投資	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
股本證券：				
上市	261,403	316,375	–	–
非上市	73,279	187,225	18,692	18,692
	334,682	503,600	18,692	18,692
債務證券：				
上市	–	209,459	–	–
非上市	177,188	110,400	–	–
	177,188	319,859	–	–
會所債券	1,538	1,538	825	825
總計	513,408	824,997	19,517	19,517

	本集團 其他投資		本公司 其他投資	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
總計及列作：				
上市				
香港	214,248	207,671	–	–
其他地方	47,155	318,163	–	–
非上市	252,005	299,163	19,517	19,517
	513,408	824,997	19,517	19,517
分類為				
流動	40,000	67,800	–	–
非流動	473,408	757,197	19,517	19,517
	513,408	824,997	19,517	19,517
上市證券之市值	261,403	525,834	–	–

香港上市證券於二零零一年十二月三十一日之賬面值包括於百江燃氣控股有限公司(「百江燃氣」)及明報企業有限公司(「明報」)分別9.16%及10%(二零零零年:零及10.01%)之權益之金額71,005,500港元及60,834,000港元(二零零零年:零及74,178,000港元)。百江燃氣與明報分別於開曼群島及百慕達註冊成立,兩者均於香港聯交所上市。

海外上市債務證券於二零零零年十二月三十一日之賬面值乃代表盈動可換股債券(「盈動可換股債券」)。盈動可換股債券由盈動擔保,以年利率3.5厘計息,於二零零五年十二月五日到期,並須按120.12%贖回本金及應計利息。

除早前所贖回或購買或註銷外,盈動可換股債券賦予其持有人權利,可於二零零一年一月五日至二零零五年十一月二十一日止任何時間,按初步換股價每股1.0083美元(相等於約每股7.865港元)(可予調整)將盈動可換股債券轉換為盈動股份。

盈動可換股債券已於年內悉數出售。

非上市債務證券於二零零一年十二月三十一日之賬面值包括於由金匡企業有限公司(於香港聯交所上市)發行之可換股債券(「金匡債券」)之52,585,000港元投資。金匡債券並不計息,並須於二零零四年十二月十日以57,000,000港元贖回。金匡債券賦予其持有人權利,可於二零零一年十二月十日至二零零四年十二月十日止任何時間,按換股價每股0.28港元(可予調整)將金匡債券轉換為金匡企業有限公司之股份。

金匡債券於二零零零年十二月三十一日之賬面值為50,400,000港元並以年利率7.5厘計息,金匡企業有限公司已於本年度悉數贖回金匡債券。

非上市債務證券於二零零一年十二月三十一日之賬面值亦包括向第三者提供之承兑票據40,000,000港元(二零零零年:60,000,000港元),該承兑票據按當時市場年利率計息,並由香港聯交所上市之中國發展集團有限公司之股份作抵押。

24. 來自/給予少數股東之貸款

本集團

有關款項為無抵押、免息及毋須於一年內償還,故列為非流動部分。

25. 待售物業

本集團

待售物業以可變現淨值列賬。

就賬面值約為28,000,000港元之待售物業而言,土地使用權之所有權及房產擁有權於結算日尚未完成轉讓。本集團已根據買賣協議支付全數代價,董事認為,有關轉讓將於稍後時間完成。

經參考獨立專業物業估值師行世邦魏理仕物業顧問有限公司及永利行評值顧問有限公司按公開市場基準進行之估值後，11,081,000港元之減值虧損已予辨識並在本年度之綜合收益表確認。

26. 存貨

	本集團	
	二零零一年	二零零零年
	千港元	千港元
原料	312,952	268,242
在製品	19,007	30,842
製成品	458,329	570,249
	790,288	869,333

上述包括按可變現淨值列賬之原料312,952,000港元（二零零零年：268,242,000港元）、在製品19,007,000港元（二零零零年：30,842,000港元）及製成品458,329,000港元（二零零零年：568,099,000港元）。

於年內支銷之存貨成本約為2,771,566,000港元（二零零零年：2,751,170,000港元）。

27. 應收貿易賬款

本集團一般給予其貿易客戶為期90至180日之賒賬期。於結算日之應收貿易賬款之賬齡分析如下：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
0至90日	330,169	323,133
90至180日	93,564	244,787
180日以上	57,291	99,897
	481,024	667,817

28. 應付賬款及應計費用

應付賬款及應計開支指下列賬齡之應付款項：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
0至90日	278,148	322,077
90至180日	43,876	82,623
180日以上	75,570	96,901
	397,594	501,601
加：應計開支	34,291	172,965
	431,885	674,566

29. 應付關連公司款項

應付關連公司款項之詳情如下：

		本集團		本公司	
	附註	二零零一年	二零零零年	二零零一年	二零零零年
		千港元	千港元	千港元	千港元
Mass Success International Limited	(i)	594	–	594	–
Hanny Magnetics Limited	(i)	1,234	–	151	–
德祥企業管理有限公司	(ii)	29,539	–	328	–
保華德祥管理有限公司	(i)	127	–	–	–
Paul Y.－ITC Construction Company Limited	(i)	3,634	–	–	–
Tai Shan Paul Y. Construction Co., Ltd.	(i)	1,364	–	–	–
		36,492	–	1,073	–

應收關連公司款項包括分別應付Hanny Magnetics Limited及德祥企業管理有限公司之款項1,083,000港元及26,267,000港元，有關款項按當前市場利率計息。餘款為無抵押、免息及須應銀行要求償還。

附註：

(i) 該等公司為本公司主要股東之全資附屬公司。

(ii) 德祥企業管理有限公司為德祥企業集團有限公司之全資附屬公司，德祥企業集團有限公司為本公司主要股東之股東。

30. 股本

	附註	股份數目	價值 千港元
法定：			
於二零零零年十二月三十一日及二零零一年一月一日每股面值0.10港元之普通股		8,000,000,000	800,000
股份合併	(b)	(7,200,000,000)	—
每股面值1.00港元之普通股		800,000,000	800,000
調整面值	(b)	—	(720,000)
每股面值0.10港元之普通股		800,000,000	80,000
添置	(b)	7,200,000,000	720,000
於二零零一年十二月三十一日每股面值0.10港元之普通股		8,000,000,000	800,000
已發行及繳足：			
於二零零零年一月一日每股面值0.10港元之普通股		4,480,289,420	448,029
行使購股權	(a)	129,500,000	12,950
於二零零一年一月一日每股面值0.10港元之普通股		4,609,789,420	460,979
股份合併	(b)	(4,148,810,478)	—
每股面值1.00港元之普通股		460,978,942	460,979
調整面值	(b)	—	(414,881)
於二零零一年十二月三十一日每股面值0.10港元之普通股		460,978,942	46,098

附註：

(a) 截至二零零零年十二月三十一日止年度，本公司因購股權獲行使而按每股0.3港元、0.344港元及0.405港元發行及配發47,000,000股、32,500,000股及50,000,000股本公司每股面值0.10港元之股份，以換取現金。所發行之股份與當時現有已發行股份，在所有方面均具有同等權益。

(b) 根據本公司股東在二零零一年六月十八日舉行之股東特別大會上通過之決議案，本公司進行以下股本重組(「股本重組」)：

— 本公司已發行及未發行股本中每十股每股面值0.10港元之普通股合併成一股每股面值1.00港元之普通股(「合併股份」)(「股份合併」)；

— 緊隨股份合併完成後，已發行及未發行合併股份之面值由每股1.00港元減至0.10港元（「削減股本」）；

— 削減股本產生之進賬約415,000,000港元已撥入本公司之特別資本儲備賬；

— 待股本重組生效後，本公司之法定股本藉增設7,200,000,000股每股面值0.10港元之額外普通股由80,000,000港元增至800,000,000港元。

股本重組之詳情載於本公司在二零零一年五月二十三日致股東之通函。股本重組已於二零零一年七月三十一日獲香港特別行政區高等法院批准。

31. 購股權

本公司

於二零零一年十二月三十一日，根據本公司購股權計劃授出但尚未行使之可認購股份之購股權如下：

可行使期間	行使價 港元	於二零零一年 十二月三十一日 尚未行使
一九九八年七月二十一日至二零零二年七月二十日	6.060	36,750
二零零零年一月十二日至二零零五年一月十一日	3.440	50,000
二零零零年二月十四日至二零零五年二月十三日	4.050	290,000
		376,750

附屬公司

China Enterprises

於二零零一年十二月三十一日，根據China Enterprises購股權計劃授出但尚未行使之可認購股份之購股權如下：

可行使期間	行使價 美元	於二零零一年 十二月三十一日 尚未行使
二零零零年二月三日至二零一零年二月二日	9.9375	20,000

中國置地

於年內並無根據中國置地之購股權計劃授出或行使任何購股權，而於二零零一年十二月三十一日亦無任何尚未行使之購股權。

32. 儲備

	股份溢價	特別資本儲備	資本贖回儲備	綜合賬目時產生之商譽	滙兌儲備	其他非供分派儲備	保留溢利(虧絀)	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團								
於二零零零年一月一日								
－如原來呈報	1,844,149	–	233	30,693	16,844	34,368	1,002,159	2,928,446
－前期調整(附註2)	–	–	–	–	–	–	46,098	46,098
經重列	1,844,149	–	233	30,693	16,844	34,368	1,048,257	2,974,544
滙兌調整	–	–	–	–	(1,223)	–	–	(1,223)
發行股份之溢價	32,580	–	–	–	–	–	–	32,580
因收購於附屬公司及聯營公司之權益而產生	–	–	–	157,581	–	–	–	157,581
聯營公司之商譽減值虧損	–	–	–	26,724	–	–	–	26,724
出售於附屬公司之權益時變現	–	–	–	(3,958)	(691)	(3,151)	–	(7,800)
出售／攤薄於聯營公司之權益時變現	–	–	–	3,751	(2,735)	(557)	–	459
應佔聯營公司之儲備變動淨額	–	–	–	(12,097)	(7,317)	2,204	–	(17,210)
調撥自保留溢利	–	–	–	–	–	1,539	(1,539)	–
年度虧損淨額	–	–	–	–	–	–	(730,682)	(730,682)
股息(附註2)	–	–	–	–	–	–	(46,098)	(46,098)
於二零零零年十二月三十一日	1,876,729	–	233	202,694	4,878	34,403	269,938	2,388,875
滙兌調整	–	–	–	–	(7,277)	–	–	(7,277)
因股本重組而產生(附註30)	–	414,881	–	–	–	–	–	414,881
附屬公司及聯營公司之商譽減值虧損	–	–	–	14,005	–	–	–	14,005
出售／攤薄於附屬公司之權益時變現	–	–	–	(25,262)	(650)	(11,078)	–	(36,990)
應佔聯營公司之儲備變動淨額	–	–	–	–	(72)	–	–	(72)
調撥自保留溢利	–	–	–	–	–	12,068	(12,068)	–
本年度虧損淨額	–	–	–	–	–	–	(598,730)	(598,730)
於二零零一年十二月三十一日	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,174,692
下列公司應佔：								
本公司及其附屬公司	1,876,729	414,881	233	194,547	(3,111)	35,393	(245,191)	2,273,481
聯營公司	–	–	–	(3,110)	(10)	–	(95,669)	(98,789)
	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,174,692

	股份溢價	特別資本儲備	資本贖回儲備	保留溢利(虧絀)	總額
	千港元	千港元	千港元	千港元	千港元
本公司					
於二零零零年一月一日	1,844,149	—	233	145,713	1,990,095
前期調整(附註2)	—	—	—	46,098	46,098
經重列	1,844,149	—	233	191,811	2,036,193
因發行股份而產生之溢價	32,580	—	—	—	32,580
本年度虧損淨額	—	—	—	(569,315)	(569,315)
股息(附註2)	—	—	—	(46,098)	(46,098)
於二零零零年十二月三十一日	1,876,729	—	233	(423,602)	1,453,360
因股本重組而產生(附註30)	—	414,881	—	—	414,881
本年度虧損淨額	—	—	—	(621,305)	(621,305)
於二零零一年十二月三十一日	1,876,729	414,881	233	(1,044,907)	1,246,936

本集團其他非供分派之儲備包括根據中國法例及規例須自本公司之中國附屬公司之除税後溢利中調撥之法定儲備。調撥金額乃由該等中國附屬公司之董事會酌情決定。

於二零零一年十二月三十一日股份合併時之商譽分別包括收購附屬公司及聯營公司產生之商譽19,316,000港元(二零零零年：33,321,000港元)及負商譽210,753,000港元(二零零零年：236,015,000港元)。

本集團之特別資本儲備代表附註30(b)所述之股本重組產生之金額。

年內，本集團管理層在參考附屬公司及聯營公司經營之業務後評審商譽之賬面值。該等附屬公司及聯營公司之主要業務為提供電子商貿解決方案服務。管理層已因應該等業務目前面對之經濟情況，在綜合收益表辨識及全數確認14,005,000港元之減值虧損。

於二零零一年及二零零零年十二月三十一日，本公司並無可供分派予股東之儲備。

33. 遞延稅項

年內未確認之遞延稅項(撥回)支出之主要項目如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
時差之稅務影響由下列各項引致：				
稅務上之折舊免稅額與在財務報表中扣除之折舊額兩者間之差額	393	(216)	187	(6)
所(引致)動用之稅務虧損	(109,097)	(15,295)	1,273	18,665
其他時差	(193)	–	(325,368)	–
物業減值及重估虧損	(476)	–	–	–
	(109,373)	(15,511)	(323,908)	18,659

於結算日，未在財務報表中確認之遞延稅項資產(負債)之主要項目如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
時差之稅務影響由下列各項引致：				
稅務上之折舊免稅額超逾在財務報表中扣除之折舊額	(6,166)	(5,773)	(527)	(340)
未動用之稅務虧損	307,696	198,599	22,000	23,273
其他時差	5,462	5,269	333,000	7,632
物業減值及重估虧損	11,333	10,857	–	–
	318,325	208,952	354,473	30,565

由於並不確定稅項利益會否於可見之將來實現，因此並未確認遞延稅項資產。

34. 銀行貸款及其他借款

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
銀行貸款	1,515,206	1,932,970	20,000	—
租購合同債項(附註)	187	—	46	—
銀行透支	—	11,902	—	8,798
其他借貸	—	1,886	—	—
	1,515,393	1,946,758	20,046	8,798
須於以下年期償還：				
一年內	922,272	1,351,545	20,011	8,798
一至兩年	53,754	48,080	35	—
二至五年	24,386	32,152	—	—
逾五年	514,981	514,981	—	—
	1,515,393	1,946,758	20,046	8,798
減：一年內到期並列作流動負債之款項	(922,272)	(1,351,545)	(20,011)	(8,798)
一年後到期之款項	593,121	595,213	35	—

在本集團之銀行貸款及其他借款中，672,735,000港元(二零零零年：1,298,298,000港元)由本集團之物業、廠房及設備及銀行存款作抵押。

附註：

	最低租約付款				最低租約付款之現值			
	本集團		本公司		本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
根據租購合同應付金額：								
一年內	24	–	14	–	14	–	11	–
第二至第五年（包括首尾兩年）	189	–	47	–	173	–	35	–
	213	–	61	–	187	–	46	–
減：未來融資支出	(26)	–	(15)	–	–	–	–	–
租約債項現值	187	–	46	–	187	–	46	–
減：一年內到期之金額					(14)	–	(11)	–
一年後到期之金額					173	–	35	–

本集團之政策為根據租購合同租賃其若干裝置及設備。租購合同平均為期五年。息率於訂立合同日期釐定。所有租購合同按固定還款年期訂立且並無訂立有關或然租賃付款之安排。

本集團之租購合同債項以出租人在租賃資產設立之押記作抵押。

35. 已收按金

本集團

已收按金乃就預售若干發展中／待發展物業而收取之按金。有關按金將於簽訂具約束力之買賣協議後撥入收益表。

董事認為，不大可能在一年內簽訂具約束力之買賣協議，故此按金在資產負債表列為非流動。

36. 除税前虧損與經營業務之現金流入淨額之調整

	二零零一年 千港元	二零零零年 千港元
除税前虧損	(1,001,147)	(812,883)
所佔聯營公司之業績	17,997	12,147
股息收入	(5,509)	(6,509)
利息收入	(71,725)	(114,714)
利息支出	81,462	88,487
物業、廠房及設備折舊	140,743	110,944
攤銷無形資產	4,934	448
攤銷商譽	495	—
證券投資之未變現虧損	139,972	482,656
出售證券投資之虧損	15,182	260,946
呆壞賬備抵	84,972	11,382
物業、廠房及設備之減值及重估虧損	529,041	—
附屬公司及聯營公司之商譽減值虧損	14,005	26,724
於聯營公司之權益之減值虧損	3,587	—
發展中／待發展物業之減值虧損	28,793	—
重估投資物業產生之虧絀	19,977	—
待售物業之已確認減值虧損	11,081	
存貨之已確認減值虧損	10,012	42,277
貸款及應收利息之已確認減值虧損	50,413	46,000
出售物業、廠房及設備之虧損	2,827	310
出售／攤薄於附屬公司／業務之權益之收益	(63,047)	(24,692)
出售／攤薄於聯營公司之權益之收益	—	(14,977)
壞賬備抵撥回	(10,390)	(9,754)
出售投資物業之虧損	50	—
存貨增加	(57,621)	(92,242)
應收貿易賬款增加	(11,759)	(53,815)
待售物業減少	70,300	16,000
其他應收款項、按金及預付款項增加	(109,333)	(160,084)
應付賬款、應計開支及其他應付款項增加	198,178	338,005
其他應付税項(減少)增加	(7,614)	14,133
已收按金減少	—	(3,447)
經營業務現金流入淨額	85,876	157,342

37. 出售／攤薄附屬公司／業務

	二零零一年 千港元	二零零零年 千港元
已出售之資產淨值：		
投資物業	84,510	51,954
物業、廠房及設備	189,164	109,152
商譽	19,909	—
無形資產	102,274	—
證券投資	26,262	—
於聯營公司之權益	19,432	—
存貨	197,426	15,548
應收貿易賬款	175,958	93,406
其他應收款項、按金及預付款項	240,996	84,922
銀行結餘及現金	76,490	22,503
應付賬款及應計費用	(402,133)	(136,735)
應繳所得稅及其他應繳稅項	(75)	—
銀行貸款及其他借款	(314,750)	(61,465)
少數股東權益	(35,268)	(76,472)
	380,195	102,813
已變現商譽儲備	(25,262)	(3,958)
已變現之匯兌儲備	(650)	(691)
已變現之其他非供分派儲備	(11,078)	(3,151)
	343,205	95,013
出售／攤薄收益	63,047	24,692
	406,252	119,705
支付方式：		
現金	360,296	68,999
其他應收款項	—	32,015
證券投資	—	18,691
於聯營公司之權益	9,556	—
應收賬款	36,400	—
	406,252	119,705
有關出售／攤薄附屬公司／業務之現金及現金等額之流入淨額之分析：		
已收現金代價	360,296	68,999
出售之銀行結餘及現金	(76,490)	(22,503)
現金及現金等額之流入淨額	283,806	46,496

於年內出售之附屬公司為本集團之經營現金流出淨額帶來122,484,000港元(二零零零年：現金流出6,288,000港元)之現金流出，二零零零年就税項負債支付1,721,000港元、就投資活動收取5,994,000港元(二零零零年：已付1,787,000港元)及就融資活動收取98,504,000港元(二零零零年：12,217,000港元)。

於年內出售之附屬公司／業務為本集團之營業額帶來132,311,000港元(二零零零年：30,241,000港元)及對本集團之經營虧損帶來31,663,000港元(二零零零年：168,000港元)。

38. 購入附屬公司／業務

	二零零一年 千港元	二零零零年 千港元
已購入資產淨值：		
投資物業	96,510	71,818
物業、廠房及設備	77,071	1,428,425
無形資產	—	107,656
於聯營公司之權益	19,466	—
發展中物業	—	173,869
待售物業	83,180	4,073
證券投資	54,599	35,563
應收賬款	44,201	—
存貨	70,771	1,205
應收貿易賬款	27,304	7,462
其他應收款項、按金及預付款項	150,390	—
借予少數股東之貸款	—	28,074
可收回税項	129	—
給予承建商墊款	—	169,082
銀行結餘及現金	52,568	177,325
應付賬款及應計開支	(109,964)	(138,636)
已收按金	—	(80,085)
銀行貸款及其他借貸	(104,941)	(457,665)
租購合同債項	(143)	—
少數股東權益	(51,738)	(549,164)
	409,403	979,002
收購時產生之商譽	53,112	(170,114)
	462,515	808,888
支付方式：		
現金	407,018	703,637
於聯營公司之權益	37,032	92,711
證券投資	—	12,540
其他應收款項、按金及預付款項	18,465	—
	462,515	808,888

有關購入附屬公司／業務之現金及現金等額之現金流出淨額之分析：

	二零零一年	二零零零年
	千港元	千港元
已付現金代價	(407,018)	(703,637)
已購入之銀行結餘及現金	52,568	177,325
有關購入附屬公司／業務之現金及現金等額之現金流出淨額	(354,450)	(526,312)

於年內收購之附屬公司／業務為本集團之經營現金流出淨額帶來26,486,000港元（二零零零年：107,130,000港元）之現金流出，於二零零零年就投資回報淨額及融資償還支付16,659,000港元、於二零零零年已收所得税退款1,213,000港元、就投資活動收取6,056,000港元（二零零零年：動用139,959,000港元）及就融資活動動用3,037,000港元（二零零零年：177,088,000港元）。

於年內收購之附屬公司／業務為本集團之營業額帶來99,967,000港元（二零零零年：66,208,000港元）及對本集團之經營虧損帶來87,730,000港元（二零零零年：9,074,000港元）。

39. 年內融資變動分析

	股本及股份溢價 千港元	銀行貸款及其他借貸 千港元	少數股東權益 千港元	應付聯營公司款項 千港元	應付關連公司款項 千港元	租購合同債項 千港元
於二零零零年一月一日之結餘	2,292,178	1,272,327	1,356,532	–	–	–
發行新股份之所得款項（已扣除開支）	45,530	–	–	–	–	–
取得新借貸	–	1,509,767	–	–	–	–
少數股東出資	–	–	15,348	–	–	–
收購附屬公司之額外權益	–	–	(11,514)	–	–	–
償還款項	–	(1,243,438)	–	–	–	–
收購附屬公司／業務	–	457,665	549,164	–	–	–
出售／部份出售附屬公司	–	(61,465)	(76,472)	–	–	–
少數股東應佔虧損	–	–	(88,809)	–	–	–
非現金有關變動	–	–	4,748	–	–	
支付少數股東股息	–	–	(23,140)	–	–	–
於二零零零年十二月三十一日之結餘	2,337,708	1,934,856	1,725,857	–	–	–
股本重組	(414,881)	–	–	–	–	–
取得新借貸	–	1,183,688	–	–	–	53
少數股東出資	–	–	42,602	–	–	–
償還款項	–	(1,393,529)	–	–	(16,917)	(9)
墊支款項	–	–	–	9,625	53,409	
收購附屬公司／業務	–	104,941	51,738	–	–	143
出售／部份出售附屬公司	–	(314,750)	(35,268)	–	–	–
少數股東應佔虧損	–	–	(408,399)	–	–	–
非現金有關變動	–	–	(5,345)	–	–	–
支付少數股東股息	–	–	(4,124)	–	–	–
於二零零一年十二月三十一日之結餘	1,922,827	1,515,206	1,367,061	9,625	36,492	187

40. 主要非現金交易

年內主要非現金交易如下：

(a) 於聯營公司之權益減少約37,032,000港元及其他應收款項減少約18,465,000港元，乃用以支付收購附屬公司之部份代價。

(b) 於聯營公司之權益之添額約9,556,000港元及應收貸款之添額約36,400,000港元乃出售若干附屬公司所收取之部份代價。

(c) 收費高速公路之添額188,331,000港元已由提供予承建商之墊款中轉撥。

(d) 有關物業、廠房及設備之租購合同安排之合同資本值約為53,000港元。

(e) 約64,295,000港元之證券投資於本集團增加其於一間聯營公司之權益後重新分類為於聯營公司之權益。

於二零零零年，主要非現金交易如下:

(a) 計入證券投資18,691,000港元及應收款項32,015,000港元之款項為就出售一間附屬公司而收取之部份代價。證券投資增加7,542,000港元為一筆未償還應收賬款之還款。

隨本集團攤薄其於聯營公司之權益後，於聯營公司之權益4,817,000港元重新分類為證券投資。

(b) 應收聯營公司之可換股票據232,110,000港元已與就向該聯營公司收購一間公司權益而須支付之代價對銷。

(c) 43,009,000港元之發展中／待發展物業已轉撥入待售物業。

41. 承擔

於結算日，本集團之資本承擔如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
已訂約惟未在財務報表中就下列事項作出撥備：				
－土地發展權	214,254	－	214,254	－
－物業、廠房及設備	18,005	－	－	－
－發展中／待發展物業	26,902	23,640	－	－
－在建物業	129,393	227,150	－	－
－在建工程	10,849	173,849	－	－
	399,403	424,639	214,254	－
有關物業、廠房及設備之已批准惟未訂約之金額	35,096	－	－	－

42. 經營租約承擔

本集團於年內根據有關辦公室物業之經營租約須支付之最低租約付款約為17,432,000港元(二零零零年：10,091,000港元)。

本集團作為承租人

於結算日，本集團及本公司根據有關土地及樓宇之不可撤銷經營租約而負有未來最低租約付款之承擔，以及有關承擔之到期日如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
一年內	26,429	4,802	992	142
第二至第五年(包括首尾兩年)	25,482	8,720	－	－
逾五年	1,678	－	－	－
	53,589	13,522	992	142

租約平均以二至三年為期進行磋商，租金平均以二至三年為期予以釐定。

本集團作為出租人

於本年度賺取之物業租金收入為11,914,000港元(二零零零年：11,442,000港元)。若干物業在未來三至七年已有租戶承租。

於結算日，本集團與租戶訂立之合同中，租戶之未來最低租約付款如下：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
一年內	9,479	11,413
第二至第五年(包括首尾兩年)	18,633	18,936
逾五年	994	2,775
	29,106	33,124

43. 或然負債

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
(a) 本公司就授予附屬公司之銀行融資提供之公司擔保	—	—	95,243	50,000
本集團所佔就給予財務機構之擔保以抵押提供予附屬公司之信貸融資所動用之信貸融資	—	—	13,000	71,500
向其他單位作出之擔保：				
聯營公司	2,357	2,357	—	—
外界人士	180,725	278,689	780	780
	183,082	281,046	109,023	122,280

(b) 本公司就本公司全資附屬公司Tung Fong Hung Medicine (Retail) Limited與地下鐵路有限公司(「地鐵」)就租賃物業而簽訂之租賃協議項下之未付租金及未清償責任向地鐵提供擔保。

(c) 一九九九年八月，保華廣場(前稱江南中心)之建築師向中國置地之全資附屬公司其鋒有限公司(「其鋒」)提起法律程序，分別索償服務費及其他開支600,000港元及6,600,000港元。

其鋒全力反對上述索償，並就該建築師所提供之監管服務不足所引致的損失及損害提起反訴。

由於其鋒提起反訴，建築師將總索償額修訂為7,700,000港元。截至本年報日期，該等法律程序仍在進行。經考慮本集團之法律顧問意見後，董事認為程序之結果對本集團之財務狀況不會有重大不利影響。

(d) 於二零零一年七月，中國置地間接持有之非全資附屬公司惠州緯通房產有限公司(「惠州緯通」)，以惠州市嘉城集團有限公司(「惠州嘉城」)(惠州港澳廣場建築工程之總承建商)之擔保人之身份，向中國廣東省惠州市政府提起法律程序。根據惠州市政府為惠州緯通於一九九四年九月七日簽立之擔保書，惠州緯通索償之金額約為人民幣243,600,000元，即惠州緯通向惠州嘉城支付約人民幣167,500,000元之建築成本連同約人民幣76,100,000元之損害。

截至本年報日期，惠州緯通正等待案件進行聆訊。在現階段未能可靠地預測結果。由於港澳廣場之總建築成本經已撇銷，董事會認為倘最終判決不利於惠州緯通，亦不會對本集團之財務狀況構成任何重大不利影響。

(e) 於二零零一年十一月，惠州港澳廣場之若干物業之買家(「買家」)根據一九九四年九月七日訂立之預售協議，就惠州緯通未能將港澳廣場之物業交付買家而向惠州緯通提起法律程序。買家索償之金額約為76,600,000港元，即預售按金連同損害約人民幣64,200,000元及有關法律開支。

於二零零二年一月，惠州緯通提出抗辯，指稱根據上述協議之條款，訂約各方之任何爭議應以仲裁方式解決。截至本年報日期，廣東省惠州市中級人民法院仍在考慮此案，在現階段未能可靠地預測結果，其後亦再無在財務報表提撥進一步準備。

44. 資產抵押

於二零零一年十二月三十一日，以下資產已作抵押，作為本集團所獲之備用信貸額之擔保：

(a) 銀行貸款及其他借貸－一年後到期

賬面值為17,630,000港元(二零零零年：32,130,000港元)之投資物業。

賬面值為234,462,000港元(二零零零年：238,033,000港元)之若干物業、廠房及設備。

5,244,000港元(二零零零年：無)之證券投資。

賬面值約為53,194,000港元(二零零零年：無)之若干聯營公司股份。

(b) 銀行貸款及其他借貸－一年內到期

83,520,000港元(二零零零年：612,351,000港元)之銀行存款。

在截至二零零零年及二零零一年十二月三十一日止年度，龍城星源已將其收取路費之收入權利抵押予一間銀行作為備用信貸融資之抵押。

於二零零零年十二月三十一日，中國置地之一間附屬公司為獲取信貸融資向一間銀行發行兩張債券，而該等債券乃以該附屬公司所持深圳龍城星源已抵押賬面值為618,999,000港元之全部權益之第一浮動押記作為抵押。該等債券已於年內償還銀行借貸後予以解除。

45. 關連人士交易

年內，本集團與下列關連公司訂立以下交易：

公司名稱	交易性質	附註	二零零一年 千港元	二零零零年 千港元
Pacificnet	本集團已收及應收之管理費收入	(a)	—	1,200
Sing Pao Newspaper Management Limited	本集團已收及應收之貸款利息收入	(b)	37	—
東方魅力管理有限公司	本集團已收及應收之貸款利息收入	(c)	88	—
Lucklong	本集團已收及應收之貸款利息收入	(d)	8,212	—
Danwei	本集團已收及應收之貸款利息收入	(d)	9,171	—
Total Pacific Limited	本集團已收及應收之租金收入	(e)	280	—
Mass Success International Limited	本集團已付及應付之租金支出	(f)	1,109	—
	本集團已付及應付之樓宇管理費		277	—
Hanny Magnetics Limited	本集團已付及應付之管理費	(f)	151	—
	本集團已付及應付之貸款利息支出		171	—
保華德祥管理有限公司	本集團已付及應付之貸款利息	(g)	246	—
保華德祥機電工程有限公司	本集團已付及應付之維修保養費	(f)	33	—
	本集團購置之固定資產		8	—
	本集團已付及應付之機電服務費		702	—
保華德祥建築有限公司	本集團已付及應付之利息	(f)	151	—

公司名稱	交易性質	附註	二零零一年 千港元	二零零零年 千港元
Super Park Development Limited	本集團購買之汽車	(e)	400	–
東方魅力(台山地產)有限公司	本集團購買之汽車	(c)	216	–
Gunnell Properties Limited 旋高有限公司	本集團已付及應付之租金支出	(f)	2,386	–
東方紅	本集團已收及應收之貸款利息收入	(h)	105	–
Cargill Private Limited	本集團已收及應收出售汽車所得款項	(i)	1,826	–

附註：

(a) Pacificnet為本集團之聯營公司。

(b) Sing Pao Newspaper Management Limited為本集團之一間聯營公司之全資附屬公司。

(c) 東方魅力管理有限公司及東方魅力(台山地產)有限公司為東方魅力集團有限公司之全資附屬公司。本公司若干董事持有東方魅力集團有限公司之實益權益。

(d) 本公司董事為Danwei及Lucklong最終控股公司之董事，本公司董事亦為Danwei及Lucklong之董事。

(e) Total Pacific Limited及Super Park Development Limited為本集團前聯營公司之全資附屬公司。

(f) Mass Success International Limited、Hanny Magnetics Limited、保華機電工程有限公司、保華德祥建築有限公司、Gunnell Properties Limited及旋高有限公司為本公司主要股東之全資附屬公司。

(g) 保華德祥管理有限公司為本公司主要股東之股東。

(h) 東方紅為本集團之前聯營公司。

(i) Cargill Private Limited為本公司前任董事黃鴻年之聯繫人。

於結算日與關連人士之結餘詳情載於綜合資產負債表及附註22與29。

董事認為，上述交易乃在日常業務交易過程中進行，條款由本集團及關連人士互相同意。

除上文所述者外，於年內並無與關連人士訂立其他重要交易或於本年度結束時與關連人士有任何重大結餘。

46. 退休福利計劃

本公司與其在香港之附屬公司於二零零零年十二月一日前並無為本地長期僱員設立退休計劃。截至二零零零年十二月三十一日止年度自收益表扣除之長期服務金及有關費用之撥備金額不大。

由二零零零年十二月一日起，本集團加入一項強制性公積金計劃(「強積金計劃」)。強積金計劃已根據強制性公積金計劃條款之規定向強制性公積金計劃管理局登記。強積金計劃之資產與本集團之資產分開持有，存放於獨立受託人控制之基金。根據強積金計劃條例之規則，僱主及其僱員均須按規則指定之比例向計劃供款。本集團在強積金計劃方面之唯一責任為根據計劃作出所需供款。並無被放棄供款可在未來用於減少應付供款。

有關強積金計劃並在收益表扣除之退休福利計劃供款乃本集團按規則指定之比例應向計劃作出之供款。

應付香港以外司法權區之退休金計劃之供款金額在收益表扣除。

在中國合資附屬公司之僱員均參加由中國政府管理之國家贊助公積金計劃。合資公司須以僱員工資總額之若干百分比向公積金計劃供款，以支付有關福利。本集團就公積金計劃須承擔之唯一責任為根據該計劃進行供款。

於結算日，並無重大被放棄供款因僱員在未可全數獲得本集團之供款前退出該等計劃而產生或可用以減低本集團於日後應付之供款。

47. 結算日後事項

下列事項乃於結算日後發生：

(a) 本公司之附屬公司China Enterprises透過一間全資附屬公司訂立協議，收購約4,800,000,000股辰達永安旅遊(控股)有限公司(「辰達永安」)股本中每股面值0.01港元之新普通股，代價約為129,600,000港元。辰達永安於香港聯交所上市。

China Enterprises亦與辰達永安訂立協議；據此，辰達永安同意發行本金額為120,000,000港元之可換股票據予China Enterprises。

該項交易於本財務報表日期尚未完成。

(b) 本公司之附屬公司中國置地宣佈中國置地之一間全資附屬公司於二零零一年七月十三日就以總代價約188,000,000港元收購在中國北京市之若干物業之協議經已無效及失效，原因為中國置地未能合理信納該等物業之盡職審查結果。

同日，中國置地亦宣佈中國置地之一間非全資附屬公司放棄於二零零一年七月十三日同意授予該附屬公司之期權，行使該期權可收購不多於600,000平方米之發展權(即中國北京市Jiulong Garden第三期計劃中之總樓面面積)，代價為每平方米人民幣1,700元。放棄該期權之原因為未能達成協議中所載有關期權之條件。

(c) 根據本公司董事會於二零零二年三月十四日舉行之董事會會議上通過之決議案，本公司擬以供股方式按每股0.15港元之認購價，向現有股東發行不少於921,957,884股每股面值0.10港元之新股(「供股」)並進行紅利發行認股權證，比例為每持有一股現有股份可獲發兩股供股股份。

紅利發行認股權證將根據供股發行予股東，基準為每接納十股新股可獲發三份初步認購價為0.17港元之認購權。

該項交易於本財務報表日期尚未完成。

2. 未經審核中期業績

下列為摘錄自中期報告之本集團截至二零零二年六月三十日止六個月之未經審核業績：

簡明綜合收益表

截至二零零二年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零二年 千港元 (未經審核)	 二零零一年 千港元 (未經審核)
營業額		1,706,190	1,869,118
銷售成本		(1,421,501)	(1,670,895)
毛利		284,689	198,223
其他經營收入	4	105,662	77,550
分銷成本		(115,065)	(95,993)
行政支出		(116,743)	(114,601)
其他支出	5	(346,237)	(100,755)
經營虧損	6	(187,694)	(35,576)
出售附屬公司權益之(虧損)收益淨額		(19,050)	9,953
出售／攤薄聯營公司權益之虧損淨額		(1,010)	(275)
融資成本		(53,809)	(46,143)
所佔聯營公司之業績		(25,374)	(1,521)
税前虧損		(286,937)	(73,562)
税項	7	(7,928)	(8,151)
未計少數股東權益之虧損		(294,865)	(81,713)
少數股東權益		141,166	56,939
期間虧損淨額		(153,699)	(24,774)
每股虧損			
－基本及攤薄	8	(32.9)仙	(5.4)仙

簡明綜合資產負債表

於二零零二年六月三十日

	附註	二零零二年 六月三十日 千港元 (未經審核)	二零零一年 十二月三十一日 千港元 (經審核)
非流動資產			
投資物業	9	40,272	49,341
物業、廠房及設備	10	2,104,567	2,452,199
發展中／待發展物業		138,439	137,000
收購土地發展權之付款		8,330	2,727
商譽		31,891	32,708
於聯營公司之權益	11	257,420	176,268
應收賬款—於一年後到期	12	26,219	302,439
於證券之投資	13	562,040	473,408
借予少數股東之貸款		26,954	26,765
		3,196,132	3,652,855
流動資產			
待售物業		75,062	32,881
存貨		712,842	790,288
應收貿易賬款	14	624,807	481,024
應收賬款—於一年內到期	12	755,657	107,195
應收聯營公司之款項	11	45,018	13,517
其他應收賬款、按金及預付款項		295,807	298,722
提供予承建商之墊款		9,439	9,439
利得稅及其他可收回稅項		1,207	208
於證券之投資	13	40,000	40,000
銀行結餘及現金		477,749	744,927
已抵押銀行存款		9,578	83,520
		3,047,166	2,601,721

	附註	二零零二年六月三十日 千港元 (未經審核)	二零零一年十二月三十一日 千港元 (經審核)
流動負債			
應付賬款及應計費用	15	392,514	431,885
其他應付賬款		695,564	563,821
應付貸款	16	280,000	—
應付關連公司款項		38,076	36,492
應付聯營公司款項		98	9,625
利得稅及其他應付稅項		9,169	32,871
銀行貸款及其他借貸		877,803	922,272
		2,293,224	1,996,966
流動資產淨值		753,942	604,755
		3,950,074	4,257,610
資本及儲備			
股本	17	55,298	46,098
儲備		2,029,234	2,174,692
		2,084,532	2,220,790
少數股東權益		1,142,975	1,323,582
非流動負債			
銀行貸款及其他借貸 —於一年後到期		602,264	593,121
已收按金		76,638	76,638
少數股東提供之貸款		43,665	43,479
		722,567	713,238
		3,950,074	4,257,610

簡明綜合股權變動表

截至二零零二年六月三十日止六個月

	股本	股份溢價	特殊資本儲備	資本贖回儲備	綜合時產生之商譽	匯兌儲備	其他不可分派儲備	保留溢利(虧損)	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
二零零一年一月一日	460,979	1,876,729	–	233	202,694	4,878	34,403	269,938	2,849,854
滙兌調整	–	–	–	–	–	(9,495)	–	–	(9,495)
應佔聯營公司儲備變動淨額	–	–	–	–	–	(107)	193	–	86
並無於簡明綜合收益表確認之收益(虧損)淨額	–	–	–	–	–	(9,602)	193	–	(9,409)
聯營公司商譽減值虧損	–	–	–	–	11,078	–	–	–	11,078
出售附屬公司權益變現	–	–	–	–	(244)	(746)	(101)	–	(1,091)
攤薄聯營公司權益變現	–	–	–	–	275	–	–	–	275
自保留溢利撥出	–	–	–	–	–	–	169	(169)	–
期內虧損淨額	–	–	–	–	–	–	–	(24,774)	(24,774)
二零零一年七月一日	460,979	1,876,729	–	233	213,803	(5,470)	34,664	244,995	2,825,933
滙兌調整	–	–	–	–	–	2,218	–	–	2,218
應佔聯營公司儲備變動淨額	–	–	–	–	–	35	(193)	–	(158)
並無於簡明綜合收益表確認之收益(虧損)淨額	–	–	–	–	–	2,253	(193)	–	2,060
來自資本重組	(414,881)	–	414,881	–	–	–	–	–	–
附屬公司及聯營公司商譽減值虧損	–	–	–	–	2,652	–	–	–	2,652
出售／攤薄附屬公司／聯營公司權益變現	–	–	–	–	(25,018)	96	(10,977)	–	(35,899)
自保留溢利撥出	–	–	–	–	–	–	11,899	(11,899)	–
期內虧損淨額	–	–	–	–	–	–	–	(573,956)	(573,956)
二零零一年十二月三十一日	46,098	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,220,790
滙兌調整	–	–	–	–	–	(831)	–	–	(831)
應佔聯營公司儲備變動淨額	–	–	–	–	–	929	(85)	–	844
並無於簡明綜合收益表確認之收益(虧損)淨額	–	–	–	–	–	98	(85)	–	13
發行股份	9,200	–	–	–	–	–	–	–	9,200
發行股份溢價	–	9,200	–	–	–	–	–	–	9,200
發行股份開支	–	(621)	–	–	–	–	–	–	(621)
出售附屬公司權益變現	–	–	–	–	–	(1,267)	(1,618)	–	(2,885)
出售／攤薄聯營公司權益變現	–	–	–	–	3,100	(566)	–	–	2,534
期內虧損淨額	–	–	–	–	–	–	–	(153,699)	(153,699)
二零零二年六月三十日	55,298	1,885,308	414,881	233	194,537	(4,856)	33,690	(494,559)	2,084,532

簡明綜合現金流量報表

截至二零零二年六月三十日止六個月

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
	(未經審核)	(未經審核)
經營業務之現金流入淨額	169,643	200,880
投資活動之現金流出淨額	(721,771)	(114,767)
融資活動之現金流入(流出)淨額	271,820	(361,601)
現金及現金等額減少淨額	(280,308)	(275,488)
期初之現金及現金等額	744,927	873,326
滙率變動之影響	(2,457)	(9,936)
期終之現金及現金等額	462,162	587,902
現金及現金等額結餘分析		
銀行結餘及現金	477,749	607,179
銀行透支	(15,587)	(19,277)
	462,162	587,902

簡明財務報表附註

截至二零零二年六月三十日止六個月

1. 呈報基準

簡明財務報表乃根據香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16之有關披露之規定及香港會計師公會所頒佈之會計實務準則(「會計實務準則」)第25號「中期財務報告」之規定編製。

2. 主要會計政策

簡明財務報表乃根據過往成本法編製，並就投資物業、酒店物業及證券投資之估值作出調整。

除下文所述者外，所採用之會計政策與編製本集團截至二零零一年十二月三十一日止年度之年度財務報表所採用者一致。

本集團在本報告期間首次採用多項香港會計師公司新頒佈及修訂之會計實務準則，因而採納下列新訂及經修訂會計政策。採用該等會計實務準則後，現金流量表及股權變動表之呈報方式有所變動，然而對本期間或過往期間之業績並無重大影響，故毋須作出前期調整。

終止營業

會計實務準則第33號「終止營業」乃有關呈報終止經營之財務資料，並取代以往會計實務準則第2號「期內溢利或虧損淨額」、會計政策基本錯誤及變動之規定。根據會計實務準則第33號，有關終止營業之財務報表數額於訂立具約束力之協議或宣佈終止業務之詳細計劃時另行披露。採納會計實務準則第33號後，本集團已就本會計期間確認本集團之消費品及電子產品分部為已終止營業，並於附註3作出詳細披露。

3. 分部資料

業務分部

就管理而言，本集團現時之部門架構如下。下列部門乃本集團呈報首要分部資料之基準。

本集團按業務分部劃分之收益及經營業績貢獻分析如下：

	經營收費高速公路 千港元 (註b)	輪胎 千港元	重工業 千港元	消費品 千港元 (註a)	電子產品 千港元 (註a)	藥品 千港元	物業投資 千港元	酒店經營 千港元	證券投資及應收貸款 千港元	其他 千港元	對銷 千港元	綜合 千港元
截至二零零二年六月三十日止期間												
收益												
對外銷售	25,194	1,377,208	129,406	–	–	141,159	8,860	21,452	63,289	15,407	–	1,781,975
分部間銷售	–	–	–	–	–	–	–	–	–	492	(492)	–
總收益	25,194	1,377,208	129,406	–	–	141,159	8,860	21,452	63,289	15,899	(492)	1,781,975
業績												
分部業績	(70,289)	(94,101)	15,539	–	–	(6,049)	(12,069)	(1,027)	(23,065)	12,994	–	(178,067)
未分攤企業支出												(39,504)
利息收入												28,417
股息收入												1,460
經營虧損												(187,694)
融資成本												(53,809)
出售附屬公司權益之虧損淨額												(19,050)
出售／攤薄聯營公司權益之虧損淨額												(1,010)
所佔聯營公司之業績												(25,374)
稅前虧損												(286,937)

分部間之收益按市價收取。

	輪胎 千港元	重工業 千港元	消費品 千港元 (註a)	電子產品 千港元 (註a)	物業投資 千港元	酒店經營 千港元	證券投資及應收貸款 千港元	報章出版 千港元 (註c)	其他 千港元	對銷 千港元	綜合 千港元
截至二零零一年六月三十日止期間											
收益											
對外銷售	1,541,853	64,355	94,360	23,102	74,142	24,925	21,028	46,381	19,828	—	1,909,974
分部間銷售	–	–	–	–	–	–	–	–	1,117	(1,117)	–
總收益	1,541,853	64,355	94,360	23,102	74,142	24,925	21,028	46,381	20,945	(1,117)	1,909,974
業績											
分部業績	4,086	11,522	7,387	19	(32,533)	3,826	(5,029)	(38,887)	2,514	–	(47,095)
未分攤企業支出											(25,175)
利息收入											33,554
股息收入											3,140
經營虧損											(35,576)
融資成本											(46,143)
出售附屬公司權益之收益淨額											9,953
出售／攤薄聯營公司權益之虧損淨額											(275)
所佔聯營公司之業績											(1,521)
稅前虧損											(73,562)

分部間之收益按市價收取。

註：

(a) 於二零零二年一月，本集團分別出售於寧波中華太豐食品股份有限公司(「太豐食品」)及杭州中策電器(股份)有限公司(「杭州電器」)之權益。太豐食品主要從事製造與買賣食品，而杭州電器則從事製造與買賣電子產品，即分別為消費品與電子產品兩項業務分部。

完成出售後，本集團再無擁有太豐食品及杭州電器任何權益，而消費品與電子產品等業務分部於二零零二年視為已終止業務。

(b) 於二零零二年九月，本公司之附屬公司中國置地集團有限公司(「中國置地」)訂立諒解備忘錄，出售一間從事經營收費高速公路之附屬公司權益。完成出售後，本集團再無擁有經營收費高速公路業務任何權益。

(c) 於二零零一年十二月，本集團於Actiwater Resources Limited（「Actiwater」）權益已售予成報傳媒集團有限公司。Actiwater之主要業務為報章出版。出售Actiwater之收益約為93,806,000港元。出售事項完成後，出版報章之業務分部於二零零一年被視為終止經營業務處理。

地區分部

本集團按地區市場劃分之營業額及經營（虧損）溢利分析如下（當中並無計及貨品／服務之來源地）：

	營業額		經營（虧損）溢利	
	截至六月三十日止六個月		截至六月三十日止六個月	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
中華人民共和國，不包括香港（「中國」）	1,576,636	1,804,617	(129,580)	62,117
香港	112,334	64,501	(86,816)	(63,543)
海外	17,220	–	8,642	(24,472)
	1,706,190	1,869,118	(207,754)	(25,898)
融資成本			(53,809)	(46,143)
所佔聯營公司之業績			(25,374)	(1,521)
稅前虧損			(286,937)	(73,562)

4. 其他經營收入

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
出售證券投資之收入	63,289	–
利息收入	28,417	33,554
證券投資之未變現收入	–	21,028
上市投資之股息收入	1,460	3,140
出售物業、廠房及設備之收入	231	45
其他	12,265	19,783
	105,662	77,550

5. 其他支出

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
證券投資之未變現虧損	41,768	—
證券投資之已確認減值虧損	44,585	—
物業、廠房及設備之已確認減值虧損	236,525	—
待售物業之已確認減值虧損	1,185	—
投資物業之已確認減值虧損	9,069	—
存貨之已確認減值虧損	6,885	—
商譽攤銷	817	2,332
呆壞賬撥備	—	55,287
出售證券投資之虧損	—	23,621
聯營公司商譽之已確認減值虧損	—	11,078
聯營公司權益之已確認減值虧損	—	3,591
其他	5,403	4,846
	346,237	100,755

6. 經營虧損

經營虧損已扣除下列各項：

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
折舊及攤銷物業、廠房及設備	73,940	82,630
攤銷包括在行政開支內之無形資產	817	2,692

7. 稅項

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
稅項支出包括：		
其他司法權區之稅項	7,928	7,428
所佔聯營公司稅項	—	723
	7,928	8,151

其他司法權區之稅項乃按個別司法權區之適用稅率計算。

8. **每股虧損**

每股基本虧損乃根據期間之虧損淨額153,699,000港元(截至二零零一年六月三十日止六個月：24,774,000港元)及期內已發行普通股之經調整加權平均數467,586,677股(截至二零零一年六月三十日止六個月：460,978,942股)計算。

由於行使購股權會導致每股虧損減少，故此於計算每股攤薄虧損時並無假設已行使購股權。

9. **投資物業變動**

董事參考市值得出9,069,000港元之重估虧絀。

10. **物業、廠房及設備變動**

本集團於本期間由於出售附屬公司而出售賬面總淨值約150,000,000港元之物業、廠房及設備。

本集團於本期間完成中國之收費高速公路建設工程，並開展收費高速公路業務。然而，管理層有意重新專注於經營酒店作為主要業務。因此，本集團已按估計售價檢討高速公路之賬面值，而確認約72,305,000港元之減值虧損，即估計售價與賬面值間之差價，並已自簡明綜合收益表扣除。此外，由於位於中國之附屬公司輪胎工廠持續錄得虧損，故本集團參考根據現金流量貼現法釐定之估計價值，重新檢討機器及設備之賬面值後，確認約164,000,000港元之減值虧損，並已自簡明綜合收益表扣除。

本集團錄得約114,000,000港元之物業、廠房及設備開支。

董事認為酒店物業於二零零二年六月三十日之賬面值與市值並無重大差異。

11. **佔聯營公司之權益／聯營公司欠款**

於二零零二年四月，本集團收購於香港聯合交易所有限公司(「香港聯交所」)上市之辰達永安旅遊(控股)有限公司(「辰達永安」)34.58%權益，代價約為130,000,000港元，辰達永安其後於二零零二年五月發行股份，本集團之權益進一步攤薄至30.95%。

12. **應收款項變動**

應收款項包括應收Danwei Limited(「Danwei」)款項約123,000,000港元(二零零一年十二月三十一日：123,000,000港元)及應收Lucklong Venture Limited(「Lucklong」)款項約110,000,000港元(二零零一年十二月三十一日：110,000,000港元)。本集團董事周美華女士之替任董事劉高原先生為Danwei 及Lucklong之最終控股公司之董事。此外，周美華女士亦為Danwei及Lucklong之董事。Danwei及Lucklong持有之若干物業控股公司之股份已抵押予本集團，作為上述貸款之抵押品。

除上文所述約233,000,000港元之數額已有抵押外，其餘應收款項結餘並無抵押。所有應收款項均按市場現行息率計息。

此外，應收款項包括約40,000,000港元(二零零一年十二月三十一日：無)應收本集團聯營公司之款項。

13. 證券投資變動

本集團期內以約306,000,000港元之代價收購若干投資，並出售賬面值約131,000,000港元之若干投資。此外，期內已自簡明綜合收益表扣除約42,000,000港元之未變現證券投資虧損。董事已確認約45,000,000港元之減值虧損，並自簡明綜合收益表扣除。

14. 應收賬款

本集團一般給予客戶90至180日不等之信貸期，截至報告日期之應收賬款賬齡分析如下：

	二零零二年 六月三十日 千港元	二零零一年 十二月三十一日 千港元
0至90日	447,874	330,169
91－180日	76,892	93,564
超過180日	100,041	57,291
	624,807	481,024

15. 應付賬款及應計費用

於結算日，包括在應付賬款及應計費用內之應付賬款按賬齡分析如下：

	二零零二年 六月三十日 千港元	二零零一年 十二月三十一日 千港元
0至90日	278,079	278,148
91－180日	38,375	43,876
超過180日	41,768	75,570
	358,222	397,594
加：應計開支	34,292	34,291
	392,514	431,885

16. 應償還貸款

本集團於本期間取得約280,000,000港元之額外無抵押其他貸款，該等貸款按市場息率計息並須於一年內償還。上述貸款用作一般營運資金。

17. 股本

	股份數目	價值 千港元
法定：		
每股面值0.10港元之普通股		
二零零一年十二月三十一日及 二零零二年六月三十日之結餘	8,000,000,000	800,000
已發行及繳足：		
每股面值0.10港元之普通股		
二零零二年一月一日	460,978,942	46,098
發行股份	92,000,000	9,200
二零零二年六月三十日	552,978,942	55,298

截至二零零二年六月三十日止期間，本公司按每股0.20港元之價格向主要股東發行及配發92,000,000股每股面值0.10港元之本公司普通股，以收取現金。上述發行股份在各方面均與當時之已發行股份享有同等權益。

18. 承擔

於結算日，本集團之資本承擔如下：

	二零零二年 六月三十日 千港元	二零零一年 十二月三十一日 千港元
已訂約但未於財務報表撥備：		
－土地發展權	208,508	214,254
－發展中／待發展物業	27,036	26,902
－在建物業	134,974	129,393
－在建工程	26,607	10,849
－聯營公司權益	200,000	－
－物業、廠房及設備	－	18,005
	597,125	399,403
已批准但未訂約之物業、廠房及設備	75,807	35,096

19. **或然負債**

(a) 於二零零二年六月三十日，本集團就外界人士與一間聯營公司所獲銀行信貸而向銀行提供合共約189,000,000港元(二零零一年十二月三十一日：183,000,000港元)之擔保。

(b) 於一九九九年八月，位於中國廣州市保華廣場之建築師向中國置地之間接全資附屬公司Eventic Limited(「Eventic」)提出訴訟，追討服務費600,000港元及其他開支6,600,000港元。Eventic委聘建築師為保華廣場提供建築服務。

Eventic就上述索償提出強烈抗辯，並就建築師未能提供足夠監管服務所導致之虧損及損失提出反索償。

基於Eventic提出反索償，建築師將索償總額修訂為7,700,000港元。於本報告日期，上述訴訟仍在進行中，現時正在交換文件。在考慮中國置地法律顧問之意見後，董事認為訴訟結果將不會對本集團有任何重大不利之財政影響。

(c) 於二零零一年七月，中國置地(發展商)之間接全資附屬公司惠州緯通房地產有限公司(「惠州緯通」)向中國廣東省惠州市政府提出訴訟。根據於一九九四年九月七日由惠州市政府向惠州緯通發出之擔保函件，惠州市政府為惠州市嘉城集團有限公司(「惠州嘉城」)之擔保人，而惠州嘉城為Hongkong Macau Square之主要承建商。惠州緯通之索償額約為人民幣243,600,000元，即惠州緯通向惠州嘉城支付之建築成本約人民幣167,500,000元加上約人民幣76,100,000元之損失。

於本報告日期，惠州緯通正等待案件聆訊。於現階段，未能預計訴訟之結果。由於Hongkong Macau Square之總建築成本經已撇銷，故此董事認為即使最後裁決對惠州緯通不利，亦不大可能對本集團有任何重大不利之財政影響。

(d) 於二零零二年六月，保華廣場之分判承建商向Eventic提出訴訟，追討約人民幣5,200,000元分判工程之款項。

由於Eventic與分判承建商並無任何合約關係，故此Eventic就上述索償提出強烈抗辯。Eventic亦就大約人民幣4,200,000元之未動用墊款及約人民幣800,000元之多付款項向分判承建商提出反索償及或與該分判承建商抵銷互相之索償。

於本報告日期，上述訴訟仍在進行中。董事認為，即使最後裁決對Eventic不利，亦不大可能對本集團有任何重大不利之財政影響。

20. 資產抵押

於二零零二年六月三十日及二零零一年十二月三十一日，下列資產均已抵押，作為本集團所獲信貸之擔保：

(a) 賬面值10,410,000港元(二零零一年十二月三十一日：17,630,000港元)之投資物業。

(b) 若干賬面值125,546,000港元(二零零一年十二月三十一日：234,462,000港元)之物業、廠房及設備；

(c) 總值1,929,000港元(二零零一年十二月三十一日：5,244,000港元)之證券投資。

(d) 若干賬面值約53,194,000港元(二零零一年十二月三十一日：53,194,000港元)之聯營公司股份；

(e) 總值9,578,000港元(二零零一年十二月三十一日：83,520,000港元)之銀行存款。

(f) 收取從事經營收費高速公路之附屬公司之公路費收入之權利經已抵押予銀行，以作為本集團所獲信貸之擔保。

此外，本集團一間附屬公司之全部資產亦已抵押予銀行，作為本集團所獲信貸之擔保。

21. 關連人士交易

本集團於本期間曾與關連人士進行下列重大交易：

公司名稱	交易性質	截至六月三十日止六個月 二零零二年 千港元	 二零零一年 千港元
Lucklong	本集團已收及應收之貸款利息收入	3,035	4,000
Danwei	本集團已收及應收之貸款利息收入	3,389	5,000

註：本公司若干董事為Danwei及Lucklong最終控股公司之董事，亦為Danwei及Lucklong之董事。

上述交易根據有關各方同意之條款進行。

22. **結算日後事項**

本集團於結算日後有下列重大事項：

(1) 於二零零二年六月四日，本公司與友聯建築材料國際集團有限公司(「友聯建材」為香港聯合交易所之上市公司)訂立認購協議，認購20,000,000,000股友聯建材新股份，總代價為200,000,000港元。

交易已於二零零二年九月二十日完成。

(2) 本公司於二零零二年七月十五日舉行之董事會會議上通過決議案，建議以配售新股方式按每股配售股份0.15港元之認購價，向現有股東發行不少於276,489,471股每股面值0.10港元之配售股份(「配售新股」)，基準為每持有兩股現有股份可獲發一股配售股份，並發行紅利認股權證。根據配售新股，本公司將按每認購五股配售股份可獲配售三份紅利認股權證之比例，向股東發行紅利認股權證，初步認購價為每股0.16港元。

配售新股已於二零零二年八月二十七日完成。

(3) 於二零零二年七月二十九日，本公司已公佈訂立下列協議進行大規模集團重組：

(a) 於二零零二年七月二十二日，中國置地與辰達永安訂立有條件認購協議，內容有關辰達永安認購中國置地1,000,000,000股認購股份，每股認購股份之發行價為0.30港元，而總代價則合共約300,000,000港元(「認購協議」)。

(b) 於二零零二年七月二十二日，中國置地與配售代理訂立有條件配售協議，內容關於配售代理盡力配售合共最多達1,333,333,333股中國置地新股，每股配售股份之發行價為0.30港元，所得款項合共約400,000,000港元(「配售協議」)。

(c) 於二零零二年七月二十二日，中國置地與辰達永安訂立有條件買賣協議，向辰達永安收購Shropshire Property Limited(「Shropshire」)全部已發行股本及約44,400,000港元之股東貸款，代價約為110,000,000港元。該筆代價將以發行366,666,666股中國置地新股之方式支付，每股代價股份作價0.30港元。Shropshire有權收購洛陽金水灣大酒店有限公司(「洛陽金水灣」)之60%權益，而洛陽金水灣之主要資產位於中國洛陽之洛陽金水灣大酒店(「第一份買賣協議」)。

(d) 於二零零二年七月二十二日，中國置地與保華德祥建築集團有限公司(「保華德祥」，本公司主要股東)訂立另一份有條件買賣協議，向保華德祥收購Rosedale Hotel Group Limited全部已發行股本及約482,500,000港元之股東貸款，現金代價為250,000,000港元，而Rosedale Hotel Group Limited間接擁有珀麗酒店之公司(「第二份買賣協議」)。

(e) 於二零零二年七月二十二日，中國置地之全資附屬公司Clever Basin Holdings Limited與Hutchison Hotels Holdings (International) Limited(「Hutchison Hotels Holdings」)訂立有條件買賣協議，向Hutchison Hotels Holdings收購Makerston Limited全部已發行股本及約605,600,000港元之股東貸款，總代價為515,000,000港元。Makerston持有北京海逸酒店有限責任公司(「北京海逸」)之95%間接權益。該筆代價將會於完成時以現金150,000,000港元及發行金額365,000,000港元之承兑票據之方式支付。北京海逸之主要資產為北京海逸酒店(「第三份買賣協議」)。

認購協議、配售協議、第一、第二及第三份買賣協議完成後，本集團所持有中國置地之權益將由約65.56%攤薄至約27.97%。

上述交易直至本報告刊發日期尚未完成。

(4) 本公司之附屬公司China Enterprises Limtied(「China Enterprises」)為紐約證券交易所(「紐約證交所」)之上市公司。China Enterprises於二零零二年九月十九日獲紐約證交所通知，由於China Enterprises未能符合紐約證交所之持續上市標準，故此有意於二零零二年九月二十七日開市前暫停China Enterprises普通股之買賣。China Enterprises計劃根據紐約證交所之上訴程序要求紐約證交所重新考慮有關決定。倘China Enterprises上訴失敗，則紐約證交所或會向證券管理委員會申請撤銷China Enterprises普通股在紐約證交所之上市地位。

(5) 於二零零二年九月十三日，中國置地及其附屬公司與第三者訂立諒解備忘錄，向第三者出售中國置地於Shenzhen Longchen Xinyuan Industrial Co.,Ltd.之60%權益，代價淨額約為60,000,000港元。

上述交易直至本報告刊發日期尚未完成。

本集團之未經審核備考經調整綜合有形資產淨值報表

以下為根據本集團於二零零一年十二月三十一日之經審核綜合資產負債表編製之本集團未經審核備考經調整綜合有形資產淨值報表，並已就反映(其中包括)被視作出售中國置地之事項及本集團截至二零零二年六月三十日止六個月之中期業績之影響作出調整：

	千港元
於二零零一年十二月三十一日之經審核綜合資產淨值	2,220,790
加：截至二零零二年六月三十日止六個月之中期業績	(153,699)
截至二零零二年六月三十日止六個月期間應佔之聯營公司儲備變動	844
截至二零零二年六月三十日止六個月換算海外公司之財務報表產生之滙兑差額	(831)
出售／攤薄附屬公司／聯營公司後變現之儲備	(351)
二零零二年六月配售股份之所得款項	17,779
於二零零二年六月三十日之未經審核綜合資產淨值	2,084,532
加：本集團於二零零二年六月三十日應佔之負商譽減商譽	15,600
中策於二零零二年八月完成之配售新股(「配售新股」)之所得款項淨額	40,000
減：收購友聯建材所產生之商譽(附註1)	(86,513)
於計入被視作出售中國置地之事項、辰達永安收購中國置地及中國置地建議收購Rosedale Hotel Group、Shropshire及Makerston前之本集團未經審核備考經調整綜合有形資產淨值	2,053,619

	千港元
被視作出售中國置地之事項、辰達永安收購中國置地及中國置地建議收購Rosedale Hotel Group、Shropshire及Makerston完成後之本集團未經審核備考經調整綜合有形資產淨值變動(附註2)	(54,839)
於計入被視作出售中國置地之事項、辰達永安收購中國置地及中國置地建議收購Rosedale Hotel Group、Shropshire及Makerston後之本集團未經審核備考經調整綜合有形資產淨值	1,998,780
於計入被視作出售中國置地之事項、辰達永安收購中國置地、中國置地建議收購Rosedale Hotel Group、Shropshire及Makerston前，本集團根據配售新股完成後之829,468,413股已發行股份計算之每股未經審核備考經調整綜合有形資產淨值	2.48港元
於計入被視作出售中國置地之事項、辰達永安收購中國置地、中國置地建議收購Rosedale Hotel Group、Shropshire及Makerston後，本集團根據配售新股完成後之829,468,413股已發行股份計算之每股未經審核備考經調整綜合有形資產淨值	2.41港元

附註1：商譽指收購成本與本集團於友聯建築材料國際集團有限公司(「友聯建材」)之可分類資產與負債之權益兩者間之差額，乃經參考友聯建材於二零零二年三月三十一日之經審核負債淨額及就因重估物業產生之虧絀以及認購及配售友聯建材之股份之估計所得款項淨額(載於友聯建材於二零零二年七月二十二日刊發之通函內)作出調整而計算。

附註2：該金額指由於本集團於中國置地之直接權益由約65.6%攤薄至22.0%及辰達永安收購中國置地而導致之未經審核備考經調整綜合有形資產淨值變動，乃經參考中國置地於二零零二年十月五日刊發之通函所述於建議協議完成後中國置地集團之經擴大資產淨值計算。

本集團於被視作出售中國置地完成後之未經審核備考資產及負債報表

本集團於被視作出售中國置地完成後之未經審核備考資產及負債報表載列如下：

	於二零零二年六月三十日之未經審核資產與負債	配售新股之所得款項淨額	收購友聯建材	完成建議協議而作出之調整	總計
	千港元	千港元	千港元	千港元 (附註1)	千港元
非流動資產					
投資物業	40,272	–	–	(28,272)	12,000
物業、廠房及設備	2,104,567	–	–	(1,278,228)	826,339
發展中／持有作發展物業	138,439	–	–	(138,439)	–
收購土地發展權之款項	8,330	–	–	–	8,330
商譽	31,891	–	–	–	31,891
於聯營公司之權益	257,420	–	200,000	300,359	757,779
應收賬款－於一年後到期	26,219	–	–	–	26,219
應收中國置地款項	–	–	–	109,193	109,193
證券投資	562,040	–	–	(5,725)	556,315
給予少數股東之貸款	26,954	–	–	(26,954)	–
非流動資產總額	3,196,132	–	200,000	(1,068,066)	2,328,066
流動資產					
持有作出售之物業	75,062	–	–	(75,062)	–
存貨	712,842	–	–	(1,171)	711,671
應收貿易賬款	624,807	–	–	(32,630)	592,177
應收賬款－於一年內到期	755,657	–	–	–	755,657
應收聯營公司款項	45,018	–	–	–	45,018
其他應收賬款、按金及預付款項	295,807	–	–	–	295,807
給予承建商之墊款	9,439	–	–	(9,439)	–
可收回收入及其他稅項	1,207	–	–	–	1,207
證券投資	40,000	–	–	–	40,000
銀行結餘及現金	477,749	40,000	(200,000)	(19,826)	297,923
已抵押銀行存款	9,578	–	–	(5,618)	3,960
	3,047,166	40,000	(200,000)	(143,746)	2,743,420

	於二零零二年六月三十日之未經審核資產與負債	配售新股之所得款項淨額	收購友聯建材	完成建議協議而作出之調整	總計
	千港元	千港元	千港元	千港元 (附註1)	千港元
流動負債					
應付賬款及應計款項	392,514	–	–	(209,718)	182,796
其他應付款項	695,564	–	–	–	695,564
應付貸款	280,000	–	–	–	280,000
應付關連公司款項	38,076	–	–	–	38,076
應付聯營公司款項	98	–	–	–	98
收入及其他稅項應付款項	9,169	–	–	–	9,169
銀行貸款及其他借款	877,803	–	–	(25,281)	852,522
	2,293,224	–	–	(234,999)	2,058,225
流動資產淨值	753,942	40,000	(200,000)	91,253	685,195
少數股東權益	1,142,975	–	–	(274,575)	868,400
非流動負債					
銀行貸款及其他借款 －於一年後到期	602,264	–	–	(514,981)	87,283
已收按金	76,638	–	–	(76,638)	–
少數股東給予之貸款	43,665	–	–	(43,665)	–
非流動負債總額	722,567	–	–	(635,284)	87,283
淨資產	2,084,532	40,000	–	(66,954)	2,057,578

附註1： 該金額指由於本集團於中國置地之直接權益由約65.6%攤薄至22%及辰達永安收購中國置地而導致之未經審核備考經調整綜合有形資產淨值變動，乃經參考中國置地於二零零二年十月五日刊發之通函所述於建議協議完成後中國置地集團之經擴大資產淨值計算。

營運資金

董事認為，待被視作出售中國置地權益之事項完成後及根據可運用之銀行及其他融資以及本集團之內部資源，本集團具備充裕之營運資金，以供目前所需。

債務報表

編製基準

由董事編製有關本集團(包括中國置地集團)於二零零二年七月三十一日之債務報表如下：

借貸

於二零零二年七月三十一日(即刊發本通函前就本債務報表而言之最後實際可行日期)營業時間結束時，本集團有未償還借款約1,928,600,000港元，包括有抵押銀行貸款約717,700,000港元、無抵押銀行貸款約834,400,000港元及其他借款約376,500,000港元。其他借款包括應付本公司股東之一名主要股東款項約37,100,000港元、應付關連公司款項約1,000,000港元、融資租賃承擔約3,700,000港元、應付貸款約323,700,000港元及保證金應付款項約11,000,000港元。計入無抵押銀行貸款之約637,900,000港元款項，是由本公司之多間附屬公司之少數股東及本公司之一間聯營公司提供擔保。

債務證券

於二零零二年七月三十一日，本集團並無債務證券。

抵押及擔保

上文所示之有抵押借款乃由賬面淨值總額約125,000,000港元之若干本集團物業、廠房及設備、收取一間本集團附屬公司所擁有之高速公路收費收入之權利、賬面值約53,100,000港元之若干聯營公司之股份、約10,400,000港元之投資物業、約6,000,000港元之投資證券、約9,600,000港元之銀行存款及本公司一間附屬公司之所有資產作抵押。

此外，亦已將一間附屬公司之股份(市值約3,900,000港元)抵押，以為保證金融資作抵押。

或然負債

於二零零二年七月三十一日，本集團有涉及就授予一間聯營公司約183,000,000港元、授予第三方約16,500,000港元及授予一名少數股東之一間附屬公司約7,100,000港元之融資而向銀行提供擔保之或然負債。

中國置地集團之借款及抵押

於二零零二年七月三十一日營業時間結束時，中國置地集團有未償還借款約691,700,000港元，包括有抵押銀行貸款約543,900,000港元、融資租賃承擔約3,600,000港元、應付貸款約43,700,000港元及由若干本公司附屬公司墊付予中國置地集團之集團內借款約100,500,000港元。有抵押銀行貸款乃由賬面淨值約36,000,000港元之物業、廠房及設備、收取高速公路之高速公路收費收入之權利、約10,400,000港元之投資物業及約5,600,000港元之銀行存款作抵押。

免責聲明

除上文所述以及集團內部公司間之負債及本通函附錄九「訴訟」一節所載之訴訟外，於二零零二年七月三十一日營業時間結束時，本集團概無任何已發行及尚未償還或同意將予發行之借貸資本、銀行透支、貸款或其他類似債項、承兑負債或承兑信用證、公司債券、按揭、抵押、租購合約或融資租賃、擔保或其他重大或然負債。

外幣款額乃按二零零二年七月三十一日營業時間結束時之滙率換算為港元。

根據於二零零二年七月二十二日訂立之建議協議，本集團於中國置地之直接權益將會由65.6%攤薄至22.0%，及因此本集團應佔之中國置地集團債務將會於建議協議完成後不再綜合。董事已確認，自二零零二年七月三十一日至最後實際可行日期止期間，本集團之債項及或然負債概無任何重大變動。

遵守規定

根據上市規則第14.16(4)條，須載入本通函之Rosedale Hotel集團會計師報告所涵蓋之財務期間必須於本通函刊發日期前六個月內結算。由於編製該會計師報告需時，本通函附錄四所載之Rosedale Hotel集團會計師報告僅涵蓋截至二零零二年三月三十一日止三個年度各年之期間。中策已向聯交所申請豁免嚴格遵守上市規則第14.16(4)條。與此同時，中策已向聯交所承諾，將會於股東特別大會舉行日期(預期為二零零二年十月二十八日)前，寄發一份獨立通函予各股東，當中載有Rosedale Hotel集團截至二零零二年三月三十一日止三個年度各年及截至二零零二年六月三十日止三個月之會計師報告。

以下會計師報告乃摘自載於中國置地於二零零二年十月五日刊發之通函：

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

敬啟者：

以下所載為吾等就有關Shropshire Property Limited(「Shropshire」)由二零零一年四月二十日(註冊成立日期)至二零零一年十二月三十一日期間及截至二零零二年六月三十日止六個月(「有關期間」)之財務資料所編製之報告，以供載入中國置地集團有限公司於二零零二年十月五日就中國置地集團有限公司收購Shropshire刊發之通函(「該通函」)內。

Shropshire乃根據國際商業公司法於英屬處女群島註冊成立。Shropshire為一間有限公司，從事投資控股業務。於本報告刊發日期，除有關收購洛陽金水灣大酒店有限公司60%股本權益之按金外，Shropshire並無任何資產。

由於Shropshire乃於一個並無任何法定核數規定之國家註冊成立，故自其註冊成立以來，Shropshire並無編製任何經審核財務報表。然而，就本報告而言，吾等已根據香港會計師公會(「香港會計師公會」)發出之核數準則，進行吾等認為編製Shropshire於有關期間之管理賬目(「相關財務報表」)必需之獨立核數程序，吾等亦已根據香港會計師公會推薦之核數指引「招股章程及申報會計師」，審閱相關財務報表。

本報告所載Shropshire於有關期間的財務資料，乃根據相關財務報表編製。

Shropshire董事須對相關財務報表負責。Shropshire之董事須對載入本報告之通函之內容負責。吾等之責任為根據相關財務報表編製本報告所載之財務資料及向 閣下滙報吾等之意見。

吾等認為，就本報告而言，財務資料連同財務資料之附註，真實及公平地反映Shropshire於各個有關期間之業績及Shropshire於二零零一年十二月三十一日及二零零二年六月三十日之財務狀況。

I. 財務資料

下列為Shropshire於有關期間及於二零零一年十二月三十一日及二零零二年六月三十日之財務資料。

資產負債表

	附註	二零零一年十二月三十一日 千港元	二零零二年六月三十日 千港元
非流動資產			
長期投資按金	3	–	44,400
流動資產			
應收一名前股東款項	4	–	–
流動負債			
其他應付款項		–	33,600
流動資產(負債)淨值		–	(33,600)
總資產減流動負債		–	10,800
非流動負債			
應付一名股東款項	5	–	10,792
		–	8
資本			
股本	6	–	8

財務資料附註

1. 一般及主要會計政策

由於Shropshire於有關期間內並無任何收入及支出，故並無呈列收益表或股本變動報表。所有支出均由股東承擔。

本報告所載之財務資料乃根據歷史成本慣例法，並按照與香港公認會計準則相符之會計準則編製。所採納之會計準則政策載列如下：

長期投資按金

長期投資按金乃按成本減去減值虧損後列賬。

減值

於各結算日，Shropshire均會審閱其資產之賬面值，以釐定該等資產是否有任何跡象顯示出現減值虧損。倘資產之可收回數額估計少於其賬面值，則資產之賬面值將削減至可收回數額。減值虧損會即時確認為開支。

倘減值虧損其後撥回，則有關資產之賬面值將增至可收回數額之經修訂估計，使所增加之賬面值不超過該資產於過往年度並無虧損而釐定之賬面值。減值虧損撥回將即時確認為收入。

税項

税項開支是按該年度之業績計算，並就毋須課税或並無抵免之項目作出調整。若干收入與開支項目在税務計算上確認之會計期間與財務資料中所確認之會計期間並不相同而引致時差。時差之税務影響採用負債法計算，並於財務資料中確認為遞延税項，惟僅以於可預見未來有很大可能會出現之負債或資產為限。

外幣

以外幣計算之交易按交易日期當日之滙率換算。以外幣計算之貨幣資產及負債則按結算日當日之現行滙率再行換算。因滙兑而引起之溢利及虧損於收益表內處理。

2. 分類資料

於有關期間內，Shropshire主要從事投資控股及並無錄得營業額。Shropshire之所有可識別資產及負債均位於香港。

3. **長期投資按金**

投資按金乃指根據於二零零一年六月八日訂立之有條件協議，就收購洛陽金水灣大酒店有限公司之60%股本權益而支付予一名第三方之金額，其主要資產為位於中華人民共和國洛陽之洛陽金水灣大酒店。交易將於於二零零二年十二月三十一日或之前支付最後一期代價後兩個月時間內完成。

下列財務資料概要，乃摘錄自洛陽金水灣大酒店有限公司由一九九九年三月二十二日(成立日期)至一九九九年十二月三十一日期間、截至二零零一年十二月三十一日止兩個年度及截至二零零二年六月三十日止六個月之經審核財務報表，對Shropshire之財務資料而言屬重要：

由一九九九年三月二十二日(成立日期)
至一九九九年十二月三十一日期間、
截至二零零一年十二月三十一日止兩個年度
及截至二零零二年六月三十日止六個月之業績

	一九九九年三月二十二日至一九九九年十二月三十一日	二零零零年一月一日至二零零零年十二月三十一日	二零零一年一月一日至二零零一年十二月三十一日	二零零二年一月一日至二零零二年六月三十日
	千港元	千港元	千港元	千港元
營業額	10,844	17,576	15,499	6,202
除稅前虧損	(5,473)	(1,783)	(1,484)	(956)
稅項	–	(419)	(873)	(372)
年／期內虧損淨額	(5,473)	(2,202)	(2,357)	(1,328)

於一九九九年、二零零零年、二零零一年十二月三十一日及二零零二年六月三十日之財務狀況

	於十二月三十一日			於二零零二年
	一九九九年	二零零零年	二零零一年	六月三十日
	千港元	千港元	千港元	千港元
非流動資產	120,038	116,773	112,963	111,272
流動資產	4,197	3,941	5,594	5,760
流動負債	(8,553)	(7,234)	(7,434)	(7,237)
淨資產	115,682	113,480	111,123	109,795

4. **應收一名前股東款項**

應收一名前股東款項乃根據公司條例第161B條披露如下：

	於二零零一年十二月三十一日之結餘	於二零零二年六月三十日之結餘	於下列期間之最高未償還金額 二零零一年四月二十二日至二零零一年十二月三十一日	二零零二年一月一日至二零零二年六月三十日
	港元	港元	港元	港元
Netking International Corporation	78	–	78	78

該筆款項為無抵押、免息及須於通知時償還。

5. **應付一名股東款項**

該筆款項為無抵押、免息及並無固定還款期。該筆款項並非於一年內償還，因此，列作非流動。

6. **股本**

法定：	
於註冊成立日期及於二零零一年十二月三十一日，每股面值1美元之普通股50,000股	50,000美元
於二零零二年六月三十日每股面值1美元之普通股49,000股	49,000美元
於二零零二年六月三十日每股面值1美元之優先股1,000股	1,000美元
	50,000美元
已發行及繳足：	
於二零零一年五月一日及二零零一年十二月三十一日每股面值1美元之普通股10股	10美元
期內已發行：每股面值1美元之優先股1,000股	1,000美元
於二零零二年六月三十日	1,010美元
誠如財務報表所示	
於二零零一年十二月三十一日	78港元
於二零零二年六月三十日	7,878港元

Shropshire於註冊成立時之法定股本為每股面值1美元之普通股50,000股。於二零零一年五月一日，按面值發行每股面值1美元之普通股10股，提供Shropshire之首筆股本。

根據於二零零二年三月二十六日通過之董事會決議案，Shropshire之法定股本已改為每股面值1美元之普通股49,000股及每股面值1美元之優先股1,000股。於二零零二年四月二十二日，已配發及發行每股面值1美元之優先股1,000股。

優先股並無任何投票權，並可於發行日期起計一年後，由股東酌情轉換成普通股，基準為1股優先股轉換成每股面值1美元之普通股1股。優先股享有優先權利，於各個及每個財務年度可優先獲得所宣派之股息首50%。

7. **資本承擔**

	二零零一年十二月三十一日 千港元	二零零二年六月三十日 千港元
收購洛陽金水灣大酒店有限公司之投資之資本開支	90,600	46,200

8. **或然負債**

於二零零一年十二月三十一日及二零零二年六月三十日，Shropshire並無任何重大或然負債。

9. **資產抵押**

於二零零一年十二月三十一日及二零零二年六月三十日，Shropshire並無抵押任何資產。

10. **關連人士披露**

除於附註4及5所披露者外，Shropshire並無任何其他重大關連人士交易。

II. 編製日期後之財務資料

Shropshire並無就二零零二年六月三十日後之任何期間編製任何經審核財務資料。

此致

中國置地集團有限公司
列位董事　台照

德勤•關黃陳方會計師行
香港
執業會計師
謹啟

二零零二年十月五日

以下乃摘自載於中國置地於二零零二年十月五日刊發之通函所收錄有關Shropshire集團之報告：

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

執業會計師
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

敬啟者:

致 SHROPSHIRE PROPERTY LIMITED（「SHROPSHIRE」）
及中國置地集團有限公司之董事
之編製報告

根據Shropshire之管理層所提供之資料（包括Shropshire之備考財務報表及洛陽金水灣大酒店有限公司（「洛陽金水灣大酒店公司」）之經審核財務報表，吾等已根據合併財務資料附註1所載之合併財務資料，按照香港會計師公會發出之核數準則第720號「編製財務資料之工作」，編製Shropshire及洛陽金水灣大酒店公司（本文統稱「建議Shropshire集團」）由一九九九年三月二十二日（洛陽金水灣大酒店公司之成立日期）至一九九九年十二月三十一日期間、截至二零零一年十二月三十一日止兩個年度及截至二零零二年六月三十日止六個月之合併收益表，及建議Shropshire集團於一九九九年、二零零零年、二零零一年十二月三十一日及於二零零二年六月三十日之合併資產負債表。

Shropshire及中國置地集團有限公司之管理層須對本合併財務資料負責。吾等並無審核或審閱本合併財務資料，因此並無就本合併財務資料之內容提供擔保。

此致

Shropshire Property Limited
中國置地集團有限公司
列位董事　台照

德勤•關黃陳方會計師行
香港
執業會計師
謹啟

二零零二年十月五日

I. 合併財務資料

Shropshire乃一間根據國際商業法於二零零一年四月二十日在英屬處女群島註冊成立之有限公司。下列為根據合併財務資料附註1所載之基準編製Shropshire及於中國成立之洛陽金水灣大酒店(統稱「建議Shropshire集團」)由一九九九年三月二十二日(洛陽金水灣大酒店之成立日期)至一九九九年十二月三十一日期間、截至二零零一年十二月三十一日止兩個年度及截至二零零二年六月三十日止六個月(「有關期間」)之合併財務資料。

合併收益表

	附註	一九九九年三月二十二日至一九九九年十二月三十一日	二零零零年一月一日至二零零零年十二月三十一日	二零零一年一月一日至二零零一年十二月三十一日	二零零二年一月一日至二零零二年六月三十日
		千港元	千港元	千港元	千港元
營業額	3	10,844	17,576	15,499	6,202
直接成本		(5,777)	(6,431)	(6,397)	(2,579)
毛利		5,067	11,145	9,102	3,623
其他收益		161	5	22	2
行政開支		(10,701)	(12,933)	(10,608)	(4,582)
攤銷商譽		(895)	(895)	(895)	(448)
經營虧損	5	(6,368)	(2,678)	(2,379)	(1,405)
稅項	6	—	(419)	(873)	(371)
未計少數股東權益前虧損		(6,368)	(3,097)	(3,252)	(1,776)
少數股東權益		2,189	881	943	531
年／期內虧損		(4,179)	(2,216)	(2,309)	(1,245)

合併資產負債表

	附註	於十二月三十一日 一九九九年 千港元	二零零零年 千港元	二零零一年 千港元	於二零零二年 六月三十日 千港元
非流動資產					
物業、廠房及設備	10	120,038	116,773	112,963	111,272
商譽		17,012	16,117	15,222	14,774
		137,050	132,890	128,185	126,046
流動資產					
存貨，按成本		1,784	1,525	1,508	1,322
應收貿易賬款及其他應收賬款	11	1,287	1,818	1,870	2,061
應收關連公司款項	12	—	—	1,117	1,690
銀行結餘及現金		1,126	598	1,099	687
		4,197	3,941	5,594	5,760
流動負債					
應付貿易賬款及其他應付賬款	13	4,340	5,793	6,142	5,574
應付關連公司款項	12	4,213	1,022	—	—
應付税項		—	419	1,292	1,663
		8,553	7,234	7,434	7,237
流動負債淨額		(4,356)	(3,293)	(1,840)	(1,477)
總資產減流動負債		132,694	129,597	126,345	124,569
非流動負債					
應付一名股東款項	14	90,592	90,592	90,592	90,592
		42,102	39,005	35,753	33,977
資本及儲備					
股本	15	8	8	8	8
累計虧損		(4,179)	(6,395)	(8,704)	(9,949)
		(4,171)	(6,387)	(8,696)	(9,941)
少數股東權益		46,273	45,392	44,449	43,918
		42,102	39,005	35,753	33,977

股本變動合併報表

	股本	累計虧損	總計
	千港元	千港元	千港元
於註冊成立日期	8	—	8
期內虧損	—	(4,179)	(4,179)
於一九九九年十二月三十一日	8	(4,179)	(4,171)
年度虧損	—	(2,216)	(2,216)
於二零零零年十二月三十一日	8	(6,395)	(6,387)
年度虧損	—	(2,309)	(2,309)
於二零零一年十二月三十一日	8	(8,704)	(8,696)
期內虧損	—	(1,245)	(1,245)
於二零零二年六月三十日	8	(9,949)	(9,941)

合併現金流量報表

	附註	一九九九年三月二十二日至一九九九年十二月三十一日	二零零零年一月一日至二零零零年十二月三十一日	二零零一年一月一日至二零零一年十二月三十一日	二零零二年一月一日至二零零二年六月三十日
		千港元	千港元	千港元	千港元
經營活動					
業務所(動用)產生之現金	16	(239)	3,437	1,902	(9)
已收利息		–	4	15	1
經營活動所(動用)產生之現金淨額		(239)	3,441	1,917	(8)
投資活動					
收購一間附屬公司	17	(90,600)	–	–	–
購買物業、廠房及設備		(116)	(813)	(339)	(404)
投資活動所動用之現金淨額		(90,716)	(813)	(339)	(404)
融資活動					
一間附屬公司之少數股東給予之墊款／(償還墊款予)一間附屬公司之少數股東		1,481	(3,156)	(1,077)	–
股東給予之墊款		90,592	–	–	–
股本發行		8	–	–	–
融資活動所產生(動用)之現金淨額		92,081	(3,156)	(1,077)	–
現金及現金等值物之淨增長(減少)		1,126	(528)	501	(412)
年／期初之現金及現金等值物		–	1,126	598	1,099
年／期終之現金及現金等值物－指銀行結餘及現金		1,126	598	1,099	687

合併財務資料附註

1. 合併財務資料之呈列基準

根據Shropshire與洛陽市電業局於二零零一年六月八日訂立之有條件協議(「收購協議」)，Shropshire同意以代價90,600,000港元(「代價」)收購洛陽金水灣大酒店公司之60%股本權益。直至二零零二年七月為止，已支付44,400,000港元之按金，而於二零零二年十二月三十一日或之前支付餘下代價46,200,000港元後，收購將會於兩個月完成。據此，Shropshire將會成為建議Shropshire集團(包括Shropshire及洛陽金水灣大酒店公司)之控股公司。

洛陽金水灣大酒店公司於一九九九年三月二十二日在中國成立，從事酒店經營業務，其經營權由一九九九年三月二十二日至二零一一年十二月三十一日止。根據有關之中國規則及規例及經考慮法律意見，董事認為，洛陽金水灣大酒店有權於二零一一年經營年期屆滿後重續及延長經營權。

合併財務資料乃假設Shropshire於一九九九年三月二十二日已註冊成立、Shropshire已於一九九九年三月二十二日悉數支付代價、Shropshire已於一九九九年三月二十二日成為建議Shropshire集團之控股公司及洛陽金水灣大酒店公司於一九九九年三月二十二日之資產與負債之賬面值指於同日其可資識別資產與負債之公平值而編製。

建議Shropshire集團於有關期間之合併收益表及合併現金流量表乃假設建議Shropshire集團之集團架構於整個有關期間已一直存在。建議Shropshire集團於一九九九年、二零零零年、二零零一年十二月三十一日及二零零二年六月三十日之合併資產負債表乃為呈列建議Shropshire集團之資產與負債而編製，假設建議Shropshire集團於該等日期已一直存在。

合併財務資料乃根據建議出售建議Shropshire集團予中國置地集團有限公司將會完成，及中國置地集團有限公司須確保建議Shropshire集團有足夠資金，使建議Shropshire集團於其財務承擔於可預見未來到期償還時可悉數償還為基準而編製。因此，合併財務資料乃根據持續經營基準編製。

2. 主要會計政策

合併財務資料乃根據歷史成本法及按照符合香港公認會計準則之會計政策編製。所採納之主要會計政策如下：

收益確認

酒店房間及其他配套服務之酒店收益乃於提供服務後確認。

利息收入乃經參考本金金額及適用利率按時間計算。

物業、廠房及設備

酒店物業

酒店物業乃按成本值，減於結算日之任何可確認減值虧損入賬。酒店物業並無作出任何折舊或攤銷。建議Shropshire集團之政策為使該酒店物業持續維持良好之維修及保養狀況，及不時進行擴建及裝修工程，因此，董事認為，就該物業之估計可使用年期而言，任何折舊不屬重大。

資產之出售所得款項與賬面值間之差額，為出售或停止使用酒店物業產生之收益或虧損，並於收益表中確認。

其他物業、廠房及設備

物業、廠房及設備（酒店物業除外）乃按成本減累計折舊、攤銷及累計減值虧損入賬。於計入資產之估計剩餘價值後，以直線法按下列年率計算折舊及攤銷，於估計可使用年期內撇銷資產之成本：

傢俬、裝置及設備	10%-20%
汽車	20%

資產之出售所得款項與賬面值間之差額，為出售或停止使用一項資產產生之收益或虧損，並於收益表中確認。

經營租約

根據經營租約應付之租金，乃以直線法按有關租約年期於損益賬中扣除。

商譽

收購所產生之商譽，乃指收購成本超出收購當日建議Shropshire集團應佔洛陽金水灣大酒店公司之可資識別資產與負債之公平價值之差額。

收購所產生之商譽乃撥充資本，並以直線法按其可使用年期攤銷。收購洛陽金水灣大酒店公司所產生之商譽乃於另一份資產負債表中呈列。

於出售洛陽金水灣大酒店公司時，在釐定出售之溢利或虧損時，已計及未攤銷商譽之應佔金額。

減值

於各結算日，建議Shropshire集團均會審閱其資產之賬面值，以釐定該等資產是否有任何跡象顯示出現減值虧損。倘資產之可收回數額估計少於其賬面值，則資產之賬面值將削減至可收回數額。減值虧損會即時確認為開支。

倘減值虧損其後撥回，則有關資產之賬面值將增至可收回數額之經修訂估計，使所增加之賬面值不超過該資產於過往年度並無虧損而釐定之賬面值。減值虧損撥回將即時確認為收入。

存貨

存貨包括食品、飲品及一般儲備品，乃按成本及變現淨值（以較低者為準）入賬。成本乃採用加權平均法計算。

稅項

稅項開支是以有關期間之業績為基礎計算，並就毋須課稅或並無抵免之項目作出調整。若干收入與開支項目在稅務計算上確認之會計期間，與財務資料中所確認之會計期間並不相同而引致時差。時差之稅務影響採用負債法計算，並於財務資料中確認為遞延稅項，惟僅以於可預見未來有很大可能會出現之負債或資產為限。

外幣

以外幣計算之交易，按交易日期當日之滙率換算。以外幣計算之貨幣資產及負債，則按結算日當日之現行滙率再行換算。因滙兑而引起之溢利及虧損於收益表內處理。

於綜合賬目時，以港元以外之貨幣計算之洛陽金水灣大酒店公司財務報表乃按結算日當日之現行滙率換算。因綜合賬目而引起之所有滙兑差額於儲備內處理。

退休福利成本

退休福利成本乃指就建議Shropshire集團之定額供款計劃於有關期間之應付供款，並於收益賬中扣除。

3.　**營業額**

營業額指已收及應收外界客戶之款項淨額減商業稅，營業額之分析如下：

	一九九九年三月二十二日至一九九九年十二月三十一日	二零零零年一月一日至二零零零年十二月三十一日	二零零一年一月一日至二零零一年十二月三十一日	二零零二年一月一日至二零零二年六月三十日
	千港元	千港元	千港元	千港元
酒店房間銷售	5,236	8,254	7,135	3,702
食品及飲品銷售	5,699	8,626	6,337	2,195
其他經營收入	573	1,743	2,897	666
	11,508	18,623	16,369	6,563
減：商業稅	(664)	(1,047)	(870)	(361)
	10,844	17,576	15,499	6,202

4.　**分類資料**

由於建議Shropshire集團僅於中國從事酒店經營業務，故並無按業務或經營地區劃分對建議Shropshire集團之分類資料作出分析。建議Shropshire集團之所有可資識別資產均位於中國。

5. **經營虧損**

	一九九九年三月二十二日至一九九九年十二月三十一日 千港元	二零零零年一月一日至二零零零年十二月三十一日 千港元	二零零一年一月一日至二零零一年十二月三十一日 千港元	二零零二年一月一日至二零零二年六月三十日 千港元
經營虧損乃經扣除下列各項後入賬：				
董事酬金	–	–	–	–
退休福利計劃供款	295	414	377	160
其他員工成本(附註9)	2,110	2,960	2,695	1,145
員工總成本	2,405	3,374	3,072	1,305
核數師酬金	3	4	4	–
折舊及攤銷	3,985	4,078	4,149	2,095
及經計入：				
利息收入	–	4	15	1
物業租金收入淨額，扣減金額極小之支出	14	34	311	344

6. **税項**

由於建議Shropshire集團之收入並非於香港產生或賺取，故並無就香港利得稅作撥備。

税項開支乃指按該司法權區之現行税率計算之中國企業所得税。

於有關期間或於各個結算日，並無任何重大未撥備遞延税項。

7. **股息**

於有關期間內，建議Shropshire集團並無派付或宣派任何股息。

8. **每股虧損**

由於私人公司毋須披露該項資料，故並無呈列每股虧損。

9. **董事及僱員酬金**

董事酬金

於有關期間內，並無向Shropshire之董事支付任何董事酬金。

僱員酬金

於有關期間內之五名最高薪人士並無包括任何董事在內。五名最高薪人士之酬金如下：

	一九九九年三月二十二日至一九九九年十二月三十一日	二零零零年一月一日至二零零零年十二月三十一日	二零零一年一月一日至二零零一年十二月三十一日	二零零二年一月一日至二零零二年六月三十日
	千港元	千港元	千港元	千港元
薪金及津貼	254	340	340	142
退休福利計劃供款	36	48	48	20
	290	388	388	162

於有關期間內，五名最高薪僱員各自之酬金均少於1,000,000港元。

於有關期間內，建議Shropshire集團並無向任何董事或五名最高薪人士支付任何酬金，以作為加入或加入建議Shropshire集團後之獎勵或作為失去職位之補償。於有關期間內，概無董事放棄任何酬金。

10. 物業、廠房及設備

	酒店物業	傢俬、裝置及設備	汽車	總計
	千港元	千港元	千港元	千港元
成本				
收購一間附屬公司	96,058	27,849	–	123,907
添置	–	–	116	116
於一九九九年十二月三十一日	96,058	27,849	116	124,023
添置	–	813	–	813
於二零零零年十二月三十一日	96,058	28,662	116	124,836
添置	–	339	–	339
於二零零一年十二月三十一日	96,058	29,001	116	125,175
添置	–	404	–	404
於二零零二年六月三十日	96,058	29,405	116	125,579
折舊及攤銷				
期內及於一九九九年十二月三十一日之折舊	–	3,968	17	3,985
本年度折舊	–	4,056	22	4,078
於二零零零年十二月三十一日	–	8,024	39	8,063
本年度折舊	–	4,127	22	4,149
於二零零一年十二月三十一日	–	12,151	61	12,212
期內折舊	–	2,084	11	2,095
於二零零二年六月三十日	–	14,235	72	14,307
賬面淨值				
於一九九九年十二月三十一日	96,058	23,881	99	120,038
於二零零零年十二月三十一日	96,058	20,638	77	116,773
於二零零一年十二月三十一日	96,058	16,850	55	112,963
於二零零二年六月三十日	96,058	15,170	44	111,272

酒店物業位於中國，並根據中期土地使用權持有，該等土地使用權目前由洛陽金水灣大酒店公司之一名少數股東洛陽市電業局持有。根據洛陽市電業局與洛陽金水灣大酒店公司於一九九九年四月十五日訂立之土地使用權協議，洛陽市電業局已同意批准洛陽金水灣大酒店公司使用酒店物業之土地使用權，年期由一九九九年四月起至二零四九年四月止，作酒店用途。根據Shropshire與洛陽市電業局於二零零二年九月十六日訂立之承諾，洛陽市電業局已同意協助洛陽金水灣大酒店公司申請轉讓酒店物業之土地使用權予洛陽金水灣大酒店公司。根據中國之有關規則及規例及經考慮法律意見，董事認為，土地使用權之過戶及轉讓可於適當時間內妥為完成。

11. **應收貿易賬款及其他應收賬款**

建議Shropshire集團給予其貿易客戶之信貸期，一般由30日至60日不等。

於各個結算日之應收貿易賬款之賬齡分析如下：

	於十二月三十一日			於二零零二年
	一九九九年	二零零零年	二零零一年	六月三十日
	千港元	千港元	千港元	千港元
0-30日	212	513	186	121
31-60日	100	77	93	91
60日以上	421	718	1,021	1,248
	733	1,308	1,300	1,460
其他應收賬款	554	510	570	601
	1,287	1,818	1,870	2,061

12. **應收／應付關連公司款項**

該款項指應收／應付洛陽金水灣大酒店公司之少數股東之結餘，款項為無抵押、免息及須於要求時償還。

13. **應付貿易賬款及其他應付賬款**

於各個結算日之應付貿易賬款之賬齡分析如下：

	於十二月三十一日 一九九九年 千港元	於十二月三十一日 二零零零年 千港元	於十二月三十一日 二零零一年 千港元	於二零零二年 六月三十日 千港元
0-30日	215	150	81	254
31-60日	257	122	182	214
60日以上	2,256	2,263	2,093	1,474
	2,728	2,535	2,356	1,942
其他應付賬款	1,612	3,258	3,786	3,632
	4,340	5,793	6,142	5,574

14. **應付一名股東之款項**

該款項為無抵押、免息及並無固定還款期。該款項並非於一年內償還，故列為非流動。

15. **股本**

法定：

於註冊成立日期、一九九九年、二零零零年及二零零一年十二月三十一日及二零零二年六月三十日，每股面值1美元之普通股49,000股	49,000美元
於註冊成立日期、一九九九年、二零零零年及二零零一年十二月三十一日及二零零二年六月三十日，每股面值1美元之優先股1,000股	1,000美元
	50,000美元

已發行及繳足：

於註冊成立日期、一九九九年、二零零零年及二零零一年十二月三十一日及二零零二年六月三十日，每股面值1美元之普通股10股	10美元
於註冊成立日期、一九九九年、二零零零年及二零零一年十二月三十一日及二零零二年六月三十日，每股面值1美元之優先股1,000股	1,000美元
	1,010美元
財務報表所列	7,870港元

Shropshire於註冊成立時之法定股本為每股面值1美元之普通股49,000股及每股面值1美元之優先股1,000股。於註冊成立時，按面值發行每股面值1美元之普通股10股及每股面值1美元之優先股1,000股，以提供Shropshire之首筆股本。

優先股並無任何投票權，並可於發行日期起計一年後，由股東酌情轉換成普通股，基準為1股優先股轉換成每股面值1美元之普通股1股。優先股享有優先權利，於各個及每個財務年度可優先獲得所宣派之股息首50%。

16. **經營虧損與經營業務所(動用)產生之現金之對賬**

	一九九九年三月二十二日至一九九九年十二月三十一日	二零零零年一月一日至二零零零年十二月三十一日	二零零一年一月一日至二零零一年十二月三十一日	二零零二年一月一日至二零零二年六月三十日
	千港元	千港元	千港元	千港元
經營虧損	(6,368)	(2,678)	(2,379)	(1,405)
就下列各項作出調整：				
利息收入	–	(4)	(15)	(1)
商譽攤銷	895	895	895	448
折舊及攤銷	3,985	4,078	4,149	2,095
營運資金變動前之經營現金流量	(1,488)	2,291	2,650	1,137
存貨(減少)增加	(1,784)	259	17	186
應收貿易賬款及其他應收賬款增加	(1,287)	(531)	(52)	(191)
應付貿易賬款及其他應付賬款增加(減少)	4,340	1,453	349	(568)
應收(應付)關連公司款項(增加)減少	(20)	(35)	(1,062)	(573)
經營所(動用)產生之現金	(239)	3,437	1,902	(9)

17. **收購一間附屬公司**

根據收購協議，Shropshire收購洛陽金水灣大酒店公司之60%股本權益將會於Shropshire於二零零二年十二月三十一日或之前支付代價後兩個月內完成。該項收購已按會計收購法列賬，假設Shropshire於其成立日期(即一九九九年三月二十二日)已收購洛陽金水灣大酒店公司及已於該日支付代價。洛陽金水灣大酒店公司於一九九九年三月二十二日之資產與負債之賬面值，被視為與其於同日之個別資產與負債之公平價值相近。

	一九九九年 千港元
所收購之淨資產：	
物業、廠房及設備	123,907
應付關連公司款項	(2,752)
少數股東權益	(48,462)
	72,693
商譽	17,907
	90,600
以下列支付：	
現金代價	90,600

18. **經營租約安排**

建議Shropshire集團作為出租人

於各個有關期間，建議Shropshire集團已賺取約14,000港元、34,000港元、311,000港元及344,000港元之物業租金收入。於各個有關期間所持有之所有物業於未來兩年已有租戶承租。

於各個結算日，建議Shropshire集團已與租戶就下列未來最低租金款項訂約，租金於下列日期到期:

	於十二月三十一日			於二零零二年
	一九九九年	二零零零年	二零零一年	六月三十日
	千港元	千港元	千港元	千港元
於一年內	28	91	706	905
於第二至第五年 (包括首尾兩年)	43	14	503	141
	71	105	1,209	1,046

19. **或然負債**

於二零零二年六月三十日，概約賬面值為15,700,000港元之酒店物業之若干部份，已抵押予一間銀行，以取得授予一名第三方之融資約4,700,000港元。該抵押其後於二零零二年八月一日獲取代。

20. **退休福利計劃**

Shropshire於有關期間內並無設立退休福利計劃。

中國洛陽金水灣大酒店公司之僱員，均為由中國政府設立之國家管理退休福利計劃之成員。洛陽金水灣大酒店公司須向退休福利計劃支付其工資成本之某個百分比作為供款。洛陽金水灣大酒店根據退休福利計劃之唯一責任為作出指定金額供款。

於有關期間內，建議Shropshire集團就計劃所作出之供款總額及於收益表中扣除之成本，指建議Shropshire集團就計劃而作出之應付供款，供款乃按計劃規則所指明之利率計算。

21. **關連人士交易**

於有關期間內，建議Shropshire集團有下列關連人士交易:

關連人士名稱	交易性質	一九九九年三月二十二日至一九九九年十二月三十一日	二零零零年一月一日至二零零零年十二月三十一日	二零零一年一月一日至二零零一年十二月三十一日	二零零二年一月一日至二零零二年六月三十日
		千港元	千港元	千港元	千港元
洛陽市電業局	酒店房間銷售	826	1,632	1,855	659
洛陽龍羽電力發展集團有限責任公司	酒店房間銷售	20	35	39	58

董事認為，上述於有關期間進行之關連人士交易乃按雙方同意之條款釐定，並在日常業務過程中進行。

以下Rosedale Hotel集團會計師報告乃摘自中國置地於二零零二年十月五日刊發之通函：

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

執業會計師
香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

敬啟者：

以下為吾等就Rosedale Hotel Group Limited(前稱Amour Limited)(「Rosedale」)及其附屬公司(下文統稱「Rosedale Hotel集團」)截至二零零二年三月三十一日止三個年度各年(「有關期間」)之財務資料(按照財務資料附註1所載之基準呈列)所編製之報告，以供載入中國置地集團有限公司就中國置地集團有限公司收購Rosedale Hotel集團於二零零二年十月五日刊發之通函(「該通函」)內。

Rosedale乃於一九九四年二月八日根據國際商業公司法在英屬處女群島(「英屬處女群島」)註冊成立。Rosedale為一間投資控股公司，其而最終控股公司為保華德祥建築集團有限公司(「保華」)。於二零零零年二月十四日，保華收購珀麗酒店管理有限公司(前稱Cheer Success Hospitality Management Consultant Limited)之全部權益。透過於二零零二年三月及四月進行之集團重組，保華將其於珀麗酒店管理有限公司、Success Profits Limited及Star Vision Holdings Limited之全部權益轉讓予Rosedale。於二零零二年四月二十五日，Rosedale收購珀麗酒店管理國際有限公司(前稱Star Diamond Investments Limited)之全部權益，並成為現時組成Rosedale Hotel集團之各附屬公司之控股公司。

於本報告刊發日期，Rosedale之附屬公司之詳情如下：

附屬公司名稱	註冊成立／註冊日期及地點	已發行及繳足股本	Rosedale 應佔之股本權益 直接	Rosedale 應佔之股本權益 間接	主要業務
Hey Wealth Limited	一九九三年十一月二十五日，香港	2港元	—	100%	持有物業

附屬公司名稱	註冊成立／註冊日期及地點	已發行及繳足股本	Rosedale應佔之股本權益 直接	間接	主要業務
珀麗酒店管理有限公司	一九九七年六月二十日，香港	2港元	100%	–	酒店管理
珀麗酒店管理國際有限公司	一九九五年六月十三日，英屬處女群島	1美元	100%	–	管理酒店
Rosedale Park Limited (前稱Unistress Concrete Blocks (HK) Limited)	一九九一年六月四日，香港	2港元	100%	–	經營酒店
Star Vision Holdings Limited	二零零零年十二月十一日，香港	500,000港元	–	100%	經營餐廳
Success Profits Limited	二零零零年十二月一日，英屬處女群島	1美元	100%	–	投資控股
Yarra Group Limited	一九九三年十二月十四日，英屬處女群島	1美元	100%	–	投資控股

於有關期間，或自其各自之註冊成立日期或收購日期(以較短期間為準)起，吾等擔任Rosedale Hotel集團各附屬公司之核數師。

吾等已就Hey Wealth Limited及Rosedale Park Limited截至二零零零年、二零零一年及二零零二年三月三十一日止年度、珀麗酒店管理有限公司截至二零零一年三月三十一日止十五個月及截至二零零二年三月三十一日止年度，及Star Vision Holdings Limited由二零零零年十二月十一日(註冊成立日期)至二零零二年三月三十一日期間編製經審核財務報表。

由於Rosedale、Success Profits Limited及Yarra Group Limited乃於一個並無任何法定核數規定之國家註冊成立，故並無刊發任何經審核財務報表。就本報告而言，吾等已根據香港會計師公會發出之核數準則對該等公司及珀麗酒店管理有限公司及Star Vision Holdings Limited於各有關期間，或自其各自之註冊成立日期或收購日期以來之管理賬目進行獨立核數程序。

吾等已審閱現時組成Rosedale Hotel集團之各公司於各有關期間或自其各自之註冊成立日期或收購日期至二零零二年三月三十一日之經審核財務報表或(如適用)管理賬目。吾等之審閱乃根據香港會計師公會建議之核數指引「招股章程及申報會計師」作出。

本報告所載Rosedale Hotel集團於各有關期間之合併收益表及合併現金流量以及Rosedale Hotel集團於二零零零年、二零零一年及二零零二年三月三十一日之合併資產負債表，乃根據組成Rosedale Hotel集團之各公司之經審核財務報表或管理賬目(「相關財務報表」)按照財務資料附註1所載之基準編製，就吾等編製載入本通函之報告而言，並無作出認為所需之任何調整。

Rosedale董事須對相關財務報表負責。Rosedale董事須對載入本報告之通函之內容負責。吾等之責任為根據相關財務報表編製本報告所載之財務資料，就財務資料提供獨立意見及向　閣下滙報吾等之意見。

吾等認為，就本報告而言，財務資料連同財務資料之附註，真實及公平反映Rosedale Hotel集團於有關期間之合併業績及合併現金流量，及Rosedale Hotel集團於二零零零年、二零零一年及二零零二年三月三十一日之財務狀況。

I. 財務資料

下列為Rosedale Hotel集團及Rosedale於二零零零年、二零零一年及二零零二年三月三十一日及Rosedale Hotel集團於有關期間之財務資料，乃按照財務資料附註1所載之基準編製：

合併收益表

		截至三月三十一日止年度		
	附註	二零零零年	二零零一年	二零零二年
		千港元	千港元	千港元
營業額	3	–	5,033	64,918
直接成本		(423)	(17,574)	(34,976)
毛利(毛損)		(423)	(12,541)	29,942
其他收益		29	45	–
行政支出		(272)	(2,953)	(39,844)
物業、廠房及設備之撥回減值虧損(已確認)		(212,499)	–	45,000
經營溢利／(虧損)	5	(213,165)	(15,449)	35,098
融資成本	6	–	(4,425)	(17,644)
年內溢利(虧損)		(213,165)	(19,874)	17,454

合併資產負債表

	附註	於三月三十一日 二零零零年 千港元	二零零一年 千港元	二零零二年 千港元
非流動資產				
物業、廠房及設備	11	512,393	619,326	656,370
流動資產				
存貨，按成本		–	2,595	2,839
應收貿易賬款及其他應收賬款	13	130	3,453	8,161
銀行結餘及現金		48	259	813
		178	6,307	11,813
流動負債				
應付貿易賬款及其他應付賬款	14	304	77,994	8,088
有抵押銀行借款				
– 於一年內到期	15	–	–	21,480
		304	77,994	29,568
流動負債淨額		(126)	(71,687)	(17,755)
總資產減流動負債		512,267	547,639	638,615
非流動負債				
有抵押銀行借款				
– 於一年後到期	15	–	–	378,520
應付同集團附屬公司款項	16	726,378	781,624	294,867
應付最終控股公司款項	17	–	–	181,759
		726,378	781,624	855,146
		(214,111)	(233,985)	(216,531)
資本及儲備				
股本	18	–	–	–
累計虧損		(214,111)	(233,985)	(216,531)
		(214,111)	(233,985)	(216,531)

資產負債表

	附註	於三月三十一日 二零零零年 千港元	二零零一年 千港元	二零零二年 千港元
非流動資產				
於附屬公司之權益	12	82,934	82,934	179,321
流動資產				
其他應收款項		76,814	—	4
應收同集團附屬公司款項		—	—	2,361
		76,814	—	2,365
總資產		159,748	82,934	181,686
非流動負債				
應付同集團附屬公司款項	16	159,788	82,981	—
應付最終控股公司款項	17	—	—	181,759
		159,788	82,981	181,759
		(40)	(47)	(73)
資本及儲備				
股本	18	—	—	—
累計虧損	19	(40)	(47)	(73)
		(40)	(47)	(73)

股本變動合併報表

	股本 千港元	累計虧損 千港元	總計 千港元
於一九九九年四月一日	–	(946)	(946)
年度虧損	–	(213,165)	(213,165)
於二零零零年三月三十一日	–	(214,111)	(214,111)
年度虧損	–	(19,874)	(19,874)
於二零零一年三月三十一日	–	(233,985)	(233,985)
年度溢利	–	17,454	17,454
於二零零二年三月三十一日	–	(216,531)	(216,531)

合併現金流量報表

	附註	截至三月三十一日止年度		
		二零零零年	二零零一年	二零零二年
		千港元	千港元	千港元
經營活動				
業務所用之現金	20	(389)	(11,113)	(1,544)
已收利息		29	20	—
經營活動所用之現金淨額		(360)	(11,093)	(1,544)
投資活動				
有關物業、廠房及設備之款項		(18,980)	(30,336)	(75,260)
出售物業、廠房及設備之所得款項		—	21	—
收購附屬公司，扣減現金及現金等值物	21	33	—	—
投資活動所用之現金淨額		(18,947)	(30,315)	(75,260)
融資活動				
同集團附屬公司給予之墊款／(償還墊款予)同集團附屬公司		19,345	55,246	(486,757)
所得之銀行借款		—	—	400,000
已付利息		—	(13,627)	(17,644)
最終控股公司給予之墊款		—	—	181,759
融資活動所得現金淨額		19,345	41,619	77,358
現金及現金等值物之淨增長		38	211	554
年初之現金及現金等值物		10	48	259
年終之現金及現金等值物，指銀行結餘及現金		48	259	813

財務資料附註

1. 財務資料之編製基準

現時組成Rosedale Hotel集團之各公司於有關期間之合併收益表及合併現金流量表，乃以現有集團架構於整個有關期間，或自其註冊成立或收購日期(以較短期間為準)以來已一直存在而編制。Rosedale Hotel集團於二零零零年、二零零一年及二零零二年三月三十一日之合併資產負債表，乃為呈列Rosedale Hotel集團於各個日期之資產與負債而編製，假設現有集團架構於該等日期已一直存在。

所有集團間之重大交易及結餘已於綜合賬目時對銷。

財務資料乃根據建議出售Rosedale Hotel集團予中國置地集團有限公司將會完成，及中國置地集團有限公司須確保Rosedale Hotel集團有足夠資金，使Rosedale Hotel集團於其財務承擔於可預見未來到期償還時可悉數償還為基準而編制。因此，財務資料乃根據持續經營基準編製。

2. 主要會計政策

本報告所載之財務資料乃根據歷史成本慣例法及按照符合香港公認會計準則之會計政策編製。所採納之主要會計政策如下：

收益確認

酒店房間及其他配套服務之酒店收益乃於提供服務後確認。

利息收入乃經參考本金金額及適用利率按時間計算。

於附屬公司之權益

於附屬公司之權益乃按成本值，減任何可資識別減值虧損於Rosedale之資產負債表內列賬。

商譽

合併所產生之商譽，乃指收購成本超出收購當日Rosedale Hotel集團應佔一間附屬公司之可資識別資產與負債之公平價值之差額。收購所產生之商譽乃撥充資本，並以直線法按其可使用年期攤銷。

於出售一間附屬公司時，在釐定出售之溢利或虧損時，已計及未攤銷商譽之應佔金額。

物業、廠房及設備

酒店物業

在建中酒店物業乃按成本值減累計減值虧損入賬。在建中酒店物業並不會計算折舊或攤銷。成本包括土地成本、開發成本、根據Rosedale Hotel集團之會計政策撥充資本之借貸成本，及物業應佔之其他直接成本。

酒店物業乃按成本值減累計減值虧損入賬。酒店物業並無作出任何折舊或攤銷。Rosedale Hotel集團之政策為使酒店物業持續維持良好之維修及保養狀況，及不時進行擴建及裝修工程，因此，董事認為，就該物業之估計可使用年期而言，任何折舊不屬重大。

資產之出售所得款項與賬面值間之差額，為出售或停止使用酒店物業產生之收益或虧損，並於收益表中確認。

其他物業、廠房及設備

物業、廠房及設備(酒店物業除外)乃按成本減累計折舊、攤銷及累計減值虧損入賬。

於計入資產之估計剩餘價值後，以直線法按下列年率計算折舊及攤銷，於估計可使用年期內撇銷資產之成本：

廠房及機器	20%
傢俬及裝置	10%-20%
租賃物業裝修	10%-20%
汽車	20%
電腦設備	$33\frac{1}{3}$%

資產之出售所得款項與賬面值間之差額，為出售或停止使用一項資產產生之收益或虧損，並於收益表中確認。

經營租約

根據經營租約應付之租金，乃以直線法按有關租約年期於損益賬中扣除。

減值

於各結算日，Rosedale Hotel集團均會審閱其資產之賬面值，以釐定該等資產是否有任何跡象顯示出現減值虧損。倘資產之可收回數額估計少於其賬面值，則資產之賬面值將削減至可收回數額。減值虧損會即時確認為開支。

倘減值虧損其後撥回，則有關資產之賬面值將增至可收回數額之經修訂估計，使所增加之賬面值不超過該資產於過往年度並無虧損而釐定之賬面值。減值虧損撥回將即時確認為收入。

借貸成本

收購、建造或生產一項須經長時間準備方可作其既定用途或出售之優質資產直接應佔之借貸成本，乃資本化成為資產成本之一部分。該等借貸成本將於資產經長時間準備後可用作既定用途或出售時終止資本化。特定借款在支付合資格資產前從短期投資賺取之投資收入，乃從資本化之借貸成本中扣除。

所有其他借貸成本均於產生年度內確認為開支。

存貨

存貨包括食品、飲品及一般儲備品，乃按成本及變現淨值(以較低者為準)入賬。成本乃採用先入先出法計算。

稅項

稅項開支是以有關期間之業績為基礎計算，並就毋須課稅或並無抵免之項目作出調整。若干收入與開支項目在稅務計算上確認之會計期間，與財務資料中所確認之會計期間並不相同而引致時差。時差之稅務影響採用負債法計算，並於財務資料中確認為遞延稅項，惟僅以於可預見未來有很大可能會出現之負債或資產為限。

外幣

以外幣計算之交易，按交易日期當日之滙率換算。以外幣計算之貨幣資產及負債，則按結算日當日之現行滙率再行換算。因滙兑而引起之溢利及虧損於收益表內處理。

退休福利成本

退休福利成本乃指就Rosedale Hotel集團之定額供款計劃於有關期間之應付供款，並於收益賬中扣除。

3. 營業額

營業額指已收及應收外界客戶之款項淨額，營業額之分析如下：

	截至三月三十一日止年度		
	二零零零年	二零零一年	二零零二年
	千港元	千港元	千港元
酒店房間銷售	–	3,614	43,089
食品及飲品銷售	–	1,419	21,688
顧問服務	–	–	141
	–	5,033	64,918

4. 分類資料

由於Rosedale Hotel集團僅於香港從事酒店經營業務，故並無按業務或經營地區劃分對Rosedale Hotel集團之分類資料作出分析。Rosedale Hotel集團之所有可資識別資產均位於香港。

5. 經營溢利(虧損)

	截至三月三十一日止年度		
	二零零零年	二零零一年	二零零二年
	千港元	千港元	千港元
經營溢利(虧損)乃經扣除下列各項後入賬：			
董事酬金	–	–	–
其他員工成本(附註10)	140	8,091	28,795
其他退休福利計劃供款	–	678	1,521
員工總成本	140	8,769	30,316
核數師酬金	15	42	88
折舊及攤銷	–	2,199	13,591
所購入及減值之商譽	217	–	–
物業之經營租約租金	36	591	979
出售物業、廠房及設備虧損及	–	10	–
及經計入：			
銀行利息收入	29	20	–

6. **融資成本**

	截至三月三十一日止年度		
	二零零零年	二零零一年	二零零二年
	千港元	千港元	千港元
下列各項之利息：			
毋須於五年內悉數償還之銀行貸款	–	–	15,793
其他借款	–	–	58
一間同集團附屬公司之墊款	–	13,627	1,275
攤銷銀行貸款手續費	–	–	518
	–	13,627	17,644
減：持有之發展中物業資本化之金額	–	(9,202)	–
	–	4,425	17,644

7. **稅項**

由於Rosedale Hotel集團於有關期間內並無任何應課稅溢利，故並無就香港利得稅作撥備。

於有關期間內，並無確認之遞延稅項抵免(支出)之主要部分如下：

	截至三月三十一日止年度		
	二零零零年	二零零一年	二零零二年
	千港元	千港元	千港元
時差之稅務影響乃由於：			
免稅額低於(超出)折舊	–	(2,027)	1,917
產生之稅務虧損	15	5,027	5,168
	15	3,000	7,085

於結算日，並無於財務報表中確認之遞延稅項資產(負債)之主要部分如下：

	於三月三十一日		
	二零零零年	二零零一年	二零零二年
	千港元	千港元	千港元
下列項目應佔時差之稅務影響：			
於財務報表中扣除超出免稅額之折舊	–	(2,027)	(110)
未動用稅務虧損	1,712	6,739	11,907
	1,712	4,712	11,797

由於未能確定稅務抵免於可預見未來是否能變現，故並無確認遞延稅項資產。

8. **股息**

自其註冊成立日期以來，Rosedale Hotel集團並無派付或宣派任何股息。此外，於有關期間內，組成本集團之任何公司並無派付或宣派任何股息。

9. **每股虧損**

由於私人公司毋須披露該項資料，故並無呈列每股虧損。

10. **僱員酬金**

僱員酬金

五名最高薪人士之酬金如下：

	截至三月三十一日止年度		
	二零零零年	二零零一年	二零零二年
	千港元	千港元	千港元
薪金及津貼	140	2,112	2,921
退休福利計劃供款	–	50	111
	140	2,162	3,032

五名最高薪人士之酬金屬於下列範圍：

零至1,000,000港元	4	4	5
1,000,001港元至1,500,000港元	–	1	–

於有關期間內，Rosedale Hotel集團並無向任何董事或五名最高薪人士支付任何酬金，以作為加入或加入Rosedale Hotel集團後之獎勵或作為失去職位之補償。於有關期間內，概無董事放棄任何酬金。

11. 物業、廠房及設備

	酒店物業	廠房及機器	傢俬及裝置	電腦設備	汽車	租賃物業裝修	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
成本							
於一九九九年四月一日	705,674	–	–	–	–	–	705,674
收購附屬公司	–	–	268	85	–	–	353
添置	18,980	–	–	–	–	–	18,980
於二零零零年三月三十一日	724,654	–	268	85	–	–	725,007
添置	47,845	252	57,119	3,947	–	–	109,163
出售	–	–	(44)	–	–	–	(44)
於二零零一年三月三十一日	772,499	252	57,343	4,032	–	–	834,126
添置	–	4	2,999	371	302	1,959	5,635
於二零零二年三月三十一日	772,499	256	60,342	4,403	302	1,959	839,761
折舊、攤銷及減值							
於一九九九年四月一日	–	–	–	–	–	–	–
收購附屬公司	–	–	89	26	–	–	115
已確認減值虧損	212,499	–	–	–	–	–	212,499
於二零零零年三月三十一日	212,499	–	89	26	–	–	212,614
年內撥備	–	8	1,921	270	–	–	2,199
出售時抵銷	–	–	(13)	–	–	–	(13)
於二零零一年三月三十一日	212,499	8	1,997	296	–	–	214,800
年內撥備	–	51	11,813	1,402	60	265	13,591
撥回減值虧損	(45,000)	–	–	–	–	–	(45,000)
於二零零二年三月三十一日	167,499	59	13,810	1,698	60	265	183,391
賬面淨值							
於二零零零年三月三十一日	512,155	–	179	59	–	–	512,393
於二零零一年三月三十一日	560,000	244	55,346	3,736	–	–	619,326
於二零零二年三月三十一日	605,000	197	46,532	2,705	242	1,694	656,370

截至二零零零年三月三十一日止年度，董事審閱酒店物業之賬面值，並指出酒店物業之可收回金額(經參考物業完成後按現行利率折讓之現金流量估計)較其賬面值低。因此，已確認約212,499,000港元之減值虧損，並已於截至二零零零年三月三十一日止年度之合併收益賬中確認。

酒店物業之建築工程已於截至二零零一年年度竣工。

截至二零零二年三月三十一日止年度，董事審閱酒店物業之賬面值，並指出酒店物業之可收回金額(經參考酒店物業按現行利率折讓之現金流量估計)超過其賬面值。因此，截至二零零二年三月三十一日止年度之合併收益賬已撥回減值虧損約45,000,000港元。

酒店物業位於香港，並以長期租約持有。

12. **於附屬公司之權益**

	於三月三十一日		
	二零零零年	二零零一年	二零零二年
	千港元	千港元	千港元
非上市股份，按成本	82,934	82,934	82,934
應收附屬公司款項	–	–	96,387
	82,934	82,934	179,321

應收附屬公司款項為無抵押、免息及並無固定還款期。董事認為，不可能於一年內償還款項及因此列為非流動。

13. **應收貿易賬款及其他應收賬款**

Rosedale Hotel集團給予其貿易客戶之信貸期，一般由30日至60日不等。

於各個結算日之應收貿易賬款之賬齡分析如下：

	於三月三十一日		
	二零零零年	二零零一年	二零零二年
	千港元	千港元	千港元
0-30日	–	1,607	2,444
31-60日	–	50	188
60日以上	–	–	758
	–	1,657	3,390
其他應收賬款	130	1,796	4,771
	130	3,453	8,161

14. **應付貿易賬款及其他應付賬款**

於各個結算日之應付貿易賬款之賬齡分析如下：

	於三月三十一日 二零零零年 千港元	二零零一年 千港元	二零零二年 千港元
0-30日	13	3,192	1,165
31-60日	—	1,704	977
60日以上	—	2,419	1,829
	13	7,315	3,971
其他應付賬款	291	70,679	4,117
	304	77,994	8,088

15. **有抵押銀行借款**

	於三月三十一日 二零零零年 千港元	二零零一年 千港元	二零零二年 千港元
銀行貸款之還款年期如下：			
一年內	—	—	21,480
一年以上，但不超過兩年	—	—	28,640
兩年以上，但不超過五年	—	—	85,920
五年以上	—	—	263,960
	—	—	400,000
減：於一年內到期償還及以流動負債呈列之款項	—	—	(21,480)
	—	—	378,520

16. **應付同集團附屬公司款項**

Rosedale Hotel集團

該款項為無抵押、並無固定還款期及免息，惟截至二零零一年三月三十一日止年度按年利率6厘計息之款項450,000,000港元除外。該款項並非於一年內償還及因此列為非流動。

Rosedale

該款項為無抵押、免息及並無固定還款期。該款項並非於一年內償還及因此列為非流動。

17. **應付最終控股公司款項**

Rosedale Hotel集團及Rosedale

該款項為無抵押、免息及並無固定還款期。該款項並非於一年內償還及因此列為非流動。

18. **股本**

就本報告而言，於二零零零年、二零零一年及二零零二年三月三十一日之股本，是指於該日組成Rosedale Hotel集團之若干公司之已發行及繳足股本之面值總額。

19. **累計虧損**

Rosedale

	千港元
於一九九九年四月一日	(31)
年度虧損	(9)
於二零零零年三月三十一日	(40)
年度虧損	(7)
於二零零一年三月三十一日	(47)
年度虧損	(26)
於二零零二年三月三十一日	(73)

20. 經營溢利(虧損)與經營所動用現金之對賬

	截至三月三十一日止年度		
	二零零零年	二零零一年	二零零二年
	千港元	千港元	千港元
經營溢利(虧損)	(213,165)	(15,449)	35,098
就下列各項作出調整：			
利息收入	(29)	(20)	–
折舊及攤銷	–	2,199	13,591
已確認及減值之商譽	217	–	–
物業、廠房及設備確認之(撥回)減值虧損	212,499	–	(45,000)
出售物業、廠房及設備之虧損	–	10	–
營運資金變動前之經營現金流量	(478)	(13,260)	3,689
存貨增加	–	(2,595)	(244)
應收貿易賬款及其他應收賬款增加	(83)	(3,323)	(4,708)
應付貿易賬款及其他應付賬款(減少)增加	172	8,065	(281)
經營所動用之現金	(389)	(11,113)	(1,544)

21. 收購附屬公司

保華於截至二零零零年三月三十一日止年度收購珀麗酒店管理有限公司之全部權益。透過集團重組，保華以象徵式代價將其於珀麗酒店管理有限公司之全部權益轉讓予Rosedale。該項收購已按會計收購法列賬，假設Rosedale於截至二零零零年三月三十一日止年度以象徵式代價向保華收購珀麗酒店管理有限公司。

	截至三月三十一日止年度		
	二零零零年	二零零一年	二零零二年
	千港元	千港元	千港元
所收購之淨資產：			
物業、廠房及設備	238	–	–
應收貿易賬款及其他應收賬款	47	–	–
銀行結餘及現金	33	–	–
應付貿易賬款及其他應付賬款	(535)	–	–
	(217)	–	–
收購所產生及已減值之商譽	217	–	–
	–	–	–

有關收購附屬公司之現金及現金等值物之現金流出淨額之分析：

	截至三月三十一日止年度		
	二零零零年	二零零一年	二零零二年
	千港元	千港元	千港元
銀行結餘及取得現金	33	–	–

截至二零零零年三月三十一日止年度所收購之附屬公司，並無對Rosedale Hotel集團於其後結束之該年度之現金流量、營業額及業績造成任何重大影響。

22. **資本承擔**

Rosedale Hotel集團

	於三月三十一日		
	二零零零年	二零零一年	二零零二年
	千港元	千港元	千港元
有關收購物業、廠房及設備之資本開支，已訂約但未於財務報表中撥備	–	1,071	–
有關發展中物業之資本開支，獲授權但未訂約	120,188	–	–

23. **經營租約承擔**

截至二零零零年、二零零一年及二零零二年三月三十一日止各個年度，Rosedale Hotel集團就物業須支付之最低租賃租金分別約為36,000港元、591,000港元及979,000港元。

於結算日，Rosedale Hotel集團根據不可取消經營租約之未來最低租賃租金承擔如下：

	於三月三十一日		
	二零零零年	二零零一年	二零零二年
	千港元	千港元	千港元
於一年內	–	928	907
於第二至第五年（包括首尾兩年）	–	907	–
	–	1,835	907

經營租約租金指Rosedale Hotel集團就其倉庫及餐廳應付之租金。租約就平均年期兩年按固定租金磋商。

24. **或然負債**

於二零零零年、二零零一年及二零零二年三月三十一日，Rosedale Hotel集團並無任何重大或然負債。

25. **資產抵押**

於二零零零年三月三十一日，Rosedale Hotel集團並無任何資產抵押。

於二零零一年三月三十一日，Rosedale Hotel集團之酒店物業已抵押予一名第三方，以為由保華發行之本金額450,000,000港元之可轉換可贖回票據提供擔保。保華於截至二零零二年三月三十一日止年度贖回可轉換可贖回票據。

於二零零二年三月三十一日，下列資產已抵押予若干銀行，以為授予Rosedale Hotel集團之銀行借款提供擔保：

(a) 酒店物業；

(b) 所有收益之固定抵押及Rosedale Park Limited之資產之浮動抵押；及

(c) Hey Wealth Limited所有股份之固定抵押。

26. **退休福利計劃**

Rosedale Hotel集團為合資格僱員設立定額供款退休福利計劃。計劃之資產由受託人所控制之基金分開持有。

記入收益賬之成本指Rosedale Hotel集團按計劃規則所指明之利率計算之應付基金供款。倘有僱員於全數既得供款前退出計劃，被沒收之供款金額可用作削減Rosedale Hotel集團應付之供款金額。

於各個結算日，並無因僱員於可全數既得Rosedale Hotel集團之供款之利益前退出計劃而產生及可用作削減Rosedale Hotel集團於未來年度應付之供款金額之任何重大被沒收供款。

由二零零零年十二月一日起，Rosedale Hotel集團已參加一項強制性公積金計劃(「強積金計劃」)。強積金計劃已根據強制性公積金計劃條例向強制性公積金計劃機構註冊。強積金計劃之資產與Rosedale Hotel集團之資產分開持有，由獨立受託人所控制之基金持有。根據強積金計劃之規則，僱主及其僱員各自均須按照規則所指明之利率作出計劃供款。Rosedale Hotel集團就強積金計劃之唯一責任為須根據計劃作出所需供款。並無被沒收供款可供用作削減未來年度之應付供款。

記入收益賬中之強積金計劃之退休福利計劃供款，是指Rosedale Hotel集團按計劃規則所指明之利率計算之應付基金供款。

27. **關連人士交易**

除附註12、16、17及25所述者外，Rosedale Hotel集團有下列關連人士交易：

關連人士名稱	交易性質	截至三月三十一日止年度 二零零零年 千港元	二零零一年 千港元	二零零二年 千港元
(a)最終控股公司				
保華	房間及食品與飲品銷售	–	200	43
(b)保華之附屬公司				
保華德祥營造有限公司	酒店物業之建築成本	66,801	91,765	74,302
保華德祥管理有限公司	支付之利息支出	–	13,627	1,275
	房間及食品與飲品銷售	–	50	163
Paul Y. Properties Group Limited	房間及食品與飲品銷售	–	22	1
保華德祥裝飾工程有限公司	酒店物業之建築成本	–	–	221
(c)保華之聯營公司	房間及食品與飲品銷售			
Downer Construction (Hong Kong) Limited		–	67	43
建孤香港有限公司	房間及食品與飲品銷售	–	117	–
ICFOX International Limited	房間及食品與飲品銷售	–	278	7

截至二零零二年三月三十一日止年度，保華向銀行發出公司擔保，以為授予Rosedale Hotel集團之銀行融資作抵押。董事認為，該項擔保預期於完成收購Rosedale Hotel集團後將予解除，並由中國置地集團有限公司提供之擔保代替。

董事認為，上述之有關期間關連人士交易乃經雙方同意及釐定，並在日常業務過程中進行。

II. 編製日期後之財務資料

並無就Rosedale Hotel集團、Rosedale或其任何附屬公司於二零零二年三月三十一日後之任何期間編製任何經審核財務資料。

此致

中國置地集團有限公司
列位董事　台照

德勤•關黃陳方會計師行
香港
執業會計師
謹啟

二零零二年十月五日

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓
電話 (852) 2289 8888
傳真 (852) 2810 9888

敬啟者：

以下為吾等就Makerston Limited(「該公司」)及其附屬公司(統稱「該集團」)之財務資料所編製之報告，以供載入中策集團有限公司(「中策」)於二零零二年十月五日就中策之附屬公司中國置地集團有限公司(「中國置地」)建議收購該集團(「建議收購」)刊發之通函(「該通函」)內。

該公司乃根據英屬處女群島公司法(經修訂)於一九九七年四月二十九日在英屬處女群島註冊成立為有限公司，並擔任下文所載附屬公司之控股公司。

於本報告刊發日期，該公司於下列全部均為私人公司之附屬公司中擁有直接及間接權益：

公司	註冊成立／成立日期	註冊成立／成立及經營地點	已發行及繳足股本	應佔股本權益	主要業務
直接權益：					
日陽東方投資有限公司	一九九三年四月七日	香港	20港元	100%	投資控股
間接權益：					
北京海逸酒店有限責任公司	一九八七年一月二十六日	中華人民共和國	17,200,000美元	95%	擁有及經營酒店

組成該集團之所有公司均採用十二月三十一日為其財政年度結算日。

吾等在截至二零零一年十二月三十一日止三個年度各年及截至二零零二年五月三十一日止五個月(「有關期間」)，擔任該公司及日陽東方投資有限公司之核數師。北京海逸酒店有限責任公司截至二零零一年十二月三十一日止三個年度各年之法定賬目，乃由於中華人民共和國(「中國」)註冊之執業會計師張陳會計師事務所審核。

就本報告而言，吾等已審閱組成該集團各公司於有關期間之經審核賬目或(如適用)管理賬目，並已進行根據香港會計師公會(「香港會計師公會」)發出之「招股章程及申報會計師」核數指引，進行吾等認為必須之該等額外程序。

下文第I節至第VI節所載之財務資料(「財務資料」)乃按照該公司於有關期間之經審核綜合賬目根據下文第II(1)節所載之基準編製。

組成該集團各公司之董事須負責編製真實及公平之賬目。該公司之董事須負責編製該公司真實及公平之綜合賬目。就編製該等賬目而言，最基本條件為須選用及貫徹運用適合之會計政策。

中策之董事須對財務資料負責。吾等之責任為對該集團於一九九九年十二月三十一日、二零零零年十二月三十一日、二零零一年十二月三十一日及二零零二年五月三十一日之財務狀況及其於有關期間之綜合業績及現金流量發表獨立意見。

吾等認為，就本報告而言及根據下文第II(1)節所載之基準編製之財務資料，真實及公平反映該集團於一九九九年十二月三十一日、二零零零年十二月三十一日、二零零一年十二月三十一日及二零零二年五月三十一日之財務狀況及其於有關期間之業績及現金流量。

I. 綜合賬目

(a) 綜合損益賬

	附註參考第II節	截至十二月三十一日止年度 一九九九年 千港元	二零零零年 千港元	二零零一年 千港元	截至二零零二年五月三十一日止五個月 千港元
營業額	3	58,867	66,947	65,056	23,876
銷售成本		(32,377)	(33,161)	(26,906)	(9,796)
毛利		26,490	33,786	38,150	14,080
廣告及宣傳費用		(8,329)	(7,089)	(5,856)	(1,713)
行政開支		(10,380)	(7,003)	(7,650)	(2,914)
其他經營開支		(20,766)	(18,587)	(19,908)	(7,498)
經營(虧損)／溢利	4	(12,985)	1,107	4,736	1,955
融資成本	5	(13,305)	(14,182)	(10,735)	(2,100)
未計少數股東權益前虧損		(26,290)	(13,075)	(5,999)	(145)
少數股東權益		(57)	(41)	(256)	(99)
股東應佔虧損		(26,347)	(13,116)	(6,255)	(244)
每股虧損－基本	10	(26,347)	(13,116)	(6,255)	(244)

(b) **綜合資產負債表**

	附註參考第II節	於一九九九年十二月三十一日 千港元	於二零零零年十二月三十一日 千港元	於二零零一年十二月三十一日 千港元	於二零零二年五月三十一日 千港元
非流動資產					
固定資產	11	512,023	509,662	508,986	506,712
流動資產					
存貨	12	4,389	4,053	3,783	4,006
應收賬款	13	3,380	2,482	2,093	3,745
其他應收賬款、按金及預付款項		2,655	905	434	1,311
應收同集團附屬公司款項	14	684	878	542	486
應收有關連公司款項	15	–	–	1,231	754
現金及銀行結餘	16	10,470	12,071	21,324	4,952
		21,578	20,389	29,407	15,254
流動負債					
應付賬款	17	5,284	4,744	2,978	2,268
其他應付款項及應計費用		24,766	26,143	24,774	22,411
應付直接控股公司款項	18	371,502	382,494	396,790	605,590
應付有關連公司款項	19	18,494	16,885	19,756	4,420
長期銀行貸款之即期部分－無抵押	20	–	–	206,700	–
		420,046	430,266	650,998	634,689
流動負債淨額		(398,468)	(409,877)	(621,591)	(619,435)
總資產減流動負債		113,555	99,785	(112,605)	(112,723)
資金來源：					
股本	21	–	–	–	–
儲備		(84,842)	(99,406)	(105,350)	(105,594)
		(84,842)	(99,406)	(105,350)	(105,594)
非流動負債					
長期銀行貸款－無抵押	20	205,905	206,700	–	–
少數股東權益		(7,508)	(7,509)	(7,255)	(7,129)
		113,555	99,785	(112,605)	(112,723)

(c) 綜合現金流量表

	附註參考第II節	截至十二月三十一日止年度 一九九九年* 千港元	二零零零年* 千港元	二零零一年* 千港元	截至二零零二年五月三十一日止五個月 千港元
經營業務之現金流入淨額	22(a)	12,619	15,477	28,378	192,569
投資業務之現金流量					
購買固定資產		(4,070)	(3,291)	(4,846)	(141)
出售固定資產之現金所得款項		140	34	19	—
用於投資業務之現金淨額		(3,930)	(3,257)	(4,827)	(141)
融資業務前之現金流入淨額		8,689	12,220	23,551	192,428
融資業務之現金流量					
已付利息		(15,892)	(10,619)	(14,298)	(2,100)
償還銀行貸款	22(b)	—	—	—	(206,700)
用於融資業務之現金淨額		(15,892)	(10,619)	(14,298)	(208,800)
現金及現金等值物(減少)／增加淨額		(7,203)	1,601	9,253	(16,372)
於一月一日之現金及現金等值物		17,673	10,470	12,071	21,324
於十二月三十一日／五月三十一日之現金及現金等值物		10,470	12,071	21,324	4,952
現金及現金等值物之結餘分析現金及銀行結餘		10,470	12,071	21,324	4,952

* 已經將若干項目重新分類，以遵守會計實務準則第15號(經修訂)所規定之呈列規定。

(d) 股本變動綜合報表

	股本*	外滙儲備	累計虧損	總計
	千港元	千港元	千港元	千港元
於一九九九年一月一日之結餘	—	(823)	(56,762)	(57,585)
截至一九九九年十二月三十一日止年度之虧損	—	—	(26,347)	(26,347)
滙兑差額	—	(910)	—	(910)
於一九九九年十二月三十一日之結餘	—	(1,733)	(83,109)	(84,842)
截至二零零零年十二月三十一日止年度之虧損	—	—	(13,116)	(13,116)
滙兑差額	—	(1,448)	—	(1,448)
於二零零零年十二月三十一日之結餘	—	(3,181)	(96,225)	(99,406)
截至二零零一年十二月三十一日止年度之虧損	—	—	(6,255)	(6,255)
滙兑差額	—	311	—	311
於二零零一年十二月三十一日之結餘	—	(2,870)	(102,480)	(105,350)
截至二零零二年五月三十一日止五個月之虧損	—	—	(244)	(244)
於二零零二年五月三十一日之結餘	—	(2,870)	(102,724)	(105,594)

* 於整個有關期間，已發行及繳足股本一直維持於8港元之水平。

II. 財務資料附註

1. 編製基準

該集團之綜合業績概要包括該公司及其附屬公司於有關期間之業績。

該集團於一九九九年十二月三十一日、二零零零年十二月三十一日、二零零一年十二月三十一日及二零零二年五月三十一日之綜合資產負債表概要乃為呈列該集團於該等日期之資產與負債而編製。

所有該集團公司間之重大交易及結餘已於綜合賬目時對銷。

少數股東權益乃指外界股東於附屬公司之經營業績及淨資產中之權益。少數股東權益之借方結餘，指少數股東於一間綜合附屬公司中應佔之虧損超出於該附屬公司之少數股東權益之差額，乃於資產負債表中確認，少數股東有具約束力責任須彌補虧損或確定虧損屬可收回。

於二零零二年五月三十一日，該集團之流動負債超出其流動資產約619,435,000港元及股東資金虧絀約105,594,000港元。財務資料乃按持續經營基準編製，並已考慮下列因素：

(i) 和記黃埔有限公司(「和黃」)為現有最終控股公司，已確認其目前之意向是向該集團提供充裕之財務支持，以讓其能夠於建議收購落實及完成之前以持續經營方式經營；及

(ii) 中國置地已確認其目前之意向是向該集團提供充裕之財務支持及／或安排充裕之財務資源支持該集團，以讓其能夠於建議收購落實及完成後以持續經營方式經營。

2. 主要會計政策

貴集團所採納，並符合香港公認會計準則及由香港會計師公會發出之會計實務準則(「會計實務準則」)之主要會計政策如下：

(a) 附屬公司

附屬公司乃指被該集團控制之實體。當該集團有權直接或間接監管該公司之財務及經營政策，並從其業務獲得利益，控制權即存在。

(b) 收益確認

酒店業務收益乃於提供服務或作出銷售後確認。收益乃於扣除營業税及增值税後呈列。

(c) 固定資產及折舊

酒店物業(包括租賃土地及樓宇以及其不可分割之不可移動廠房設施)乃按成本減累計減值虧損入賬。重大裝修工程成本乃撥充成本，而使酒店物業持續維持良好狀況所產生之成本乃於成本產生之期間之損益賬中扣除。

未屆滿租約年期為二十年以上之酒店物業並無作出折舊撥備。這是由於該集團之慣常做法是持續將物業維持於良好維修及保養狀況，故此，物業價值並無因時間流逝而遞減。因此，該公司之董事認為，由於有關物業剩餘價值高，故毋須就折舊撥備。當未屆滿租約年期為二十年或以下，則根據當時之賬面值按租約之剩餘年期就折舊作撥備。

酒店物業以外之固定資產乃按成本減累計折舊及累計減值虧損入賬。折舊乃按資產成本減累計減值虧損及估計剩餘價值之年率5%-20%以直線法計算。

固定資產之賬面值乃於每年之結算日審核，以評估可收回金額是否下跌至彼等之賬面值以下。倘賬面值未能透過出售資產或終止自經營資產所得之未來盈利之方式收回，則須確認減值撥備。該項撥備乃於損益賬中確認。

出售固定資產之收益或虧損為出售所得款項淨額與有關資產賬面金額間之差額，並於損益賬中確認。

(d) **存貨**

存貨(包括食品、飲料及消耗儲存品)乃按成本及可變現淨值(以兩較低者為準)入賬。成本乃使用加權平均方法釐定。可變現淨值乃按預計出售所得款項減估計銷售開支之基準釐定。

(e) **應收賬款**

倘認為應收賬款成為呆賬時，則會作出撥備。於資產負債表中所列之應收賬款乃於扣減該項撥備後入賬。

(f) **退休福利成本**

該集團為可供所有僱員參與之定額供款退休計劃作出供款。該集團及僱員為計劃作出之供款，是按僱員之基本薪金之某個百分比計算。

該集團就定額供款退休計劃作出之供款乃於產生時列作開支。

(g) **遞延稅項**

為課稅而計算之盈利及賬目所示之盈利兩者間之時差，若預期將於可預見之將來須就負債作出支付或可收回資產，即按現行稅率計算遞延稅項。

(h) **外幣換算**

外幣交易乃按交易當日之滙率換算。以外幣計算之貨幣資產及負債乃按結算日之適用滙率換算。滙兑差額計入損益賬中。

海外附屬公司之賬目乃以期間結算日之滙率及期內平均滙率將資產負債表項目及損益賬換算成港元。滙兑差額當作儲備變動處理。於出售海外附屬公司後，有關之累積滙兑差額乃計入損益賬中，作為出售之部分收益或虧損。

(i) **現金及現金等值物**

現金及現金等值物乃於資產負債表中按成本入賬。就現金流量表而言，現金及現金等值物包括手頭現金、按通知付款持有之銀行存款、自投資日期起計三個月或少於三個月到期之現金投資及銀行透支。

(j) **關連公司**

關連公司為一間與該公司受共同控制或共同重大影響之公司。

3. **營業額及收益**

該集團主要於中國從事酒店持有及經營。營業額乃指房間租金、食品及飲料收入及貨品銷售。

由於該集團之分類收益、開支、業績、資產與負債均主要自於中國經營酒店所得，故並無獨立呈列按主要業務或經營地區劃分之分類資料分析。

4. **經營(虧損)／溢利**

經營(虧損)／溢利乃經計入及扣除下列各項後呈列：

	截至十二月三十一日止年度			截至二零零二年五月三十一日止五個月
	一九九九年	二零零零年	二零零一年	
	千港元	千港元	千港元	千港元
計入：				
出售固定資產之收益	34	—	—	—
扣除：				
員工成本	26,057	22,891	22,253	8,939
已售存貨成本	13,858	14,065	14,159	4,504
固定資產折舊	5,169	5,538	5,451	2,381
核數師酬金	254	363	332	—
出售固定資產虧損	—	80	52	34

5.　**融資成本**

	截至十二月三十一日止年度			截至二零零二年五月三十一日止五個月
	一九九九年	二零零零年	二零零一年	
	千港元	千港元	千港元	千港元
須於五年內償還之銀行貸款之利息開支	13,305	14,182	10,735	2,100

6.　**稅項**

由於該集團於有關期間內並無任何估計應課稅溢利，故並無就香港利得稅及中國企業所得稅作撥備。

該集團於有關期間並無未撥備重大遞延稅項。

7.　**退休福利成本**

誠如中國之政府規例所訂明，該公司於中國之附屬公司須就其所有中國當地僱員向一項國家籌劃退休計劃作出供款，供款金額為其僱員之基本月薪之約19%至20%。國家籌劃退休計劃負責應付予所有退休僱員之全部退休金責任；而除每月供款以外，該集團毋須就實際退休金款項或退休後福利負上其他責任。

就中國當地僱員以外之僱員，彼等有權參與由和黃設立之退休金計劃。退休金計劃是一項定額供款計劃。所有供款均由僱員作出，乃按僱員之基本月薪之7.5%或10%計算。福利相等於既得供款另加每年按利率5%計算之最低供款利息。

該集團作出之退休計劃供款已於該集團於有關期間內之綜合損益賬中處理，有關詳情如下：

	截至十二月三十一日止年度			截至二零零二年五月三十一日止五個月
	一九九九年	二零零零年	二零零一年	
	千港元	千港元	千港元	千港元
退休計劃供款	1,887	1,791	1,302	578

於一九九九年十二月三十一日、二零零零年十二月三十一日、二零零一年十二月三十一日及二零零二年五月三十一日，未付應付退休計劃供款分別約為88,000港元、93,000港元、90,000港元及97,000港元。

8. **董事及高級行政人員之酬金**

(i) 董事酬金

於有關期間內，該公司之董事概無向該集團收取任何酬金。

於有關期間內，該公司之董事概無放棄任何酬金，及並無就失去職位而已付或應付予該公司任何董事之任何獎金或賠償。

(ii) 五名最高薪人士

於有關期間內，該集團之五名最高薪人士皆非該公司之董事。該等人士之酬金詳情載列如下：

	截至十二月三十一日止年度			截至二零零二年五月三十一日止五個月
	一九九九年	二零零零年	二零零一年	
	千港元	千港元	千港元	千港元
基本薪金、津貼及實物利益	4,365	2,780	3,773	1,224
退休金供款	148	127	153	71
	4,513	2,907	3,926	1,295

酬金介乎下列範圍：

	截至十二月三十一日止年度			截至二零零二年五月三十一日止五個月
	一九九九年	二零零零年	二零零一年	
零港元－1,000,000港元	4	5	4	5
1,000,001港元－1,500,000港元	1	–	–	–
1,500,001港元－2,000,000港元	–	–	1	–
	5	5	5	5

於有關期間內，並無就吸引加入或於加入該集團後或作為失去職位之賠償而產生之五名最高薪人士酬金。

9. **股息**

於有關期間內，該公司並無向其股東宣派或支付任何股息。

10. **每股虧損**

截至一九九九年、二零零零年及二零零一年十二月三十一日止三個年度各年及截至二零零二年五月三十一日止五個月之每股基本虧損，乃分別根據各個年度／期間之股東應佔虧損及於整個有關期間內已發行之一股股份之加權平均總數計算。

由於於有關期間並無發行任何攤薄潛在普通股，故並無呈列每股攤薄盈利。

11. **固定資產**

	酒店物業 千港元	廠房及機器 千港元	傢俬及裝置 千港元	汽車及其他資產 千港元	總計 千港元
成本					
於一九九九年一月一日	482,040	13,392	30,468	9,810	535,710
增添	406	406	2,913	345	4,070
出售	–	(33)	(302)	(515)	(850)
於一九九九年十二月三十一日	482,446	13,765	33,079	9,640	538,930
增添	954	778	1,335	224	3,291
出售	–	(37)	(510)	(124)	(671)
於二零零零年十二月三十一日	483,400	14,506	33,904	9,740	541,550
增添	2,166	183	358	2,139	4,846
出售	–	(36)	(296)	(79)	(411)
於二零零一年十二月三十一日	485,566	14,653	33,966	11,800	545,985
增添	75	–	52	14	141
出售	–	(10)	(113)	(189)	(312)
於二零零二年五月三十一日	485,641	14,643	33,905	11,625	545,814
累計折舊					
於一九九九年一月一日	–	2,040	12,900	7,542	22,482
本年度折舊	–	1,288	3,482	399	5,169
出售	–	(9)	(272)	(463)	(744)
於一九九九年十二月三十一日	–	3,319	16,110	7,478	26,907
本年度折舊	–	1,389	3,752	397	5,538
出售	–	(28)	(417)	(112)	(557)
於二零零零年十二月三十一日	–	4,680	19,445	7,763	31,888
本年度折舊	–	1,277	3,713	461	5,451
出售	–	(30)	(240)	(70)	(340)
於二零零一年十二月三十一日	–	5,927	22,918	8,154	36,999
本年度折舊	–	525	1,553	303	2,381
出售	–	(6)	(102)	(170)	(278)
於二零零二年五月三十一日	–	6,446	24,369	8,287	39,102
賬面淨值					
於一九九九年十二月三十一日	482,446	10,446	16,969	2,162	512,023
於二零零零年十二月三十一日	483,400	9,826	14,459	1,977	509,662
於二零零一年十二月三十一日	485,566	8,726	11,048	3,646	508,986
於二零零二年五月三十一日	485,641	8,197	9,536	3,338	506,712

酒店物業位於中國，並以中期租約持有。

12. **存貨**

存貨指食品、飲料及消耗儲備品，於一九九九年、二零零零年及二零零一年十二月三十一日及二零零二年五月三十一日乃按成本入賬。

13. **應收賬款**

該集團向其客戶授予30日到60日不等之一般信貸期。應收賬款之賬齡分析如下：

	於一九九九年十二月三十一日 千港元	於二零零零年十二月三十一日 千港元	於二零零一年十二月三十一日 千港元	於二零零二年五月三十一日 千港元
即期至30日	825	1,247	1,464	1,950
31日至60日	706	670	176	1,228
61日至90日	816	444	181	250
90日以上	1,050	133	283	328
	3,397	2,494	2,104	3,756
減：撥備	(17)	(12)	(11)	(11)
	3,380	2,482	2,093	3,745

14. **應收同集團附屬公司款項**

該筆結餘為無抵押、免息及須於要求時償還。

15. **應收關連公司款項**

該筆結餘乃指由一間共同控制實體及和黃一間聯營公司之實報實銷開支。該筆結餘為無抵押、免息及須於要求時償還。

16. **現金及銀行結餘**

於一九九九年十二月三十一日、二零零零年十二月三十一日、二零零一年十二月三十一日及二零零二年五月三十一日，該集團之現金及銀行結餘分別約為3,627,000港元、2,260,000港元、10,708,000港元及3,216,000港元，乃以人民幣為貨幣單位及存入中國之銀行。將該等資金滙出中國須受中國政府頒布之外滙管制限制所限制。

17. **應付賬款**

應付賬款之賬齡分析如下：

	於一九九九年十二月三十一日 千港元	於二零零零年十二月三十一日 千港元	於二零零一年十二月三十一日 千港元	於二零零二年五月三十一日 千港元
即期至30日	1,701	1,744	1,456	934
31日至60日	1,139	1,427	795	646
61日至90日	922	899	77	60
90日以上	1,522	674	650	628
	5,284	4,744	2,978	2,268

18. **應付直接控股公司款項**

該筆結餘乃指直接控股公司提供之貸款，貸款為無抵押、免息及並無固定還款期。作為建議收購之一部分，中國置地將會向該公司之現有直接控股公司購入該貸款。

19. **應付關連公司款項**

結餘主要乃指應付和黃之聯營公司之管理費及可實報實銷開支。結餘為無抵押、免息及須於要求時償還。

20. **長期銀行貸款－無抵押**

	於一九九九年十二月三十一日 千港元	於二零零零年十二月三十一日 千港元	於二零零一年十二月三十一日 千港元	於二零零二年五月三十一日 千港元
長期銀行貸款	205,905	206,700	206,700	–
減：須於一年內償還列為流動負債之款項	–	–	(206,700)	–
	205,905	206,700	–	–

結餘乃指一筆為數26,500,000美元之美元銀行貸款，為無抵押、按現行市場利率計息及已於二零零二年五月悉數償還。

21. **股本**

	於一九九九年十二月三十一日 千美元	於二零零零年十二月三十一日 千美元	於二零零一年十二月三十一日 千美元	於二零零二年五月三十一日 千美元
法定：				
每股面值1美元之				
普通股50,000股	50	50	50	50
	千港元	千港元	千港元	千港元
已發行及繳足：				
每股面值1美元之				
普通股1股	–	–	–	–

22. **綜合現金流量表附註**

(a) 未計少數股東權益前虧損與經營業務現金流入淨額對賬表載列如下：

	截至十二月三十一日止年度 一九九九年 千港元	截至十二月三十一日止年度 二零零零年 千港元	截至十二月三十一日止年度 二零零一年 千港元	截至二零零二年五月三十一日止五個月 千港元
未計少數股東權益前虧損	(26,290)	(13,075)	(5,999)	(145)
就下列各項作出調整：				
利息開支	13,305	14,182	10,735	2,100
折舊	5,169	5,538	5,451	2,381
出售固定資產(收益)／虧損	(34)	80	52	34
營運資金變動前之經營(虧損)／溢利	(7,850)	6,725	10,239	4,370
存貨減少／(增加)	458	336	270	(223)
應收賬款、其他應收款項、按金及預付款項減少／(增加)	1,905	2,648	860	(2,529)
應收同集團附屬公司款項(增加)／減少	(684)	(194)	336	56
應收關連公司款項(增加)／減少	–	–	(1,231)	477
應付賬款、其他應付款項及應計費用(減少)／增加	(8,616)	(2,726)	428	(3,073)
應付直接控股公司款項增加	23,963	10,992	14,296	208,800
應付關連公司款項增加／(減少)	1,045	(1,609)	2,871	(15,336)
其他非現金項目	2,398	(695)	309	27
經營業務現金流入淨額	12,619	15,477	28,378	192,569

(b) **融資變動分析**

	股本及溢價 千港元	長期銀行貸款 千港元	少數股東權益 千港元
於一九九九年一月一日	–	205,375	(10,343)
已發行股本	–	–	2,802
滙兑差額	–	530	–
少數股東權益所佔溢利	–	–	57
少數股東權益所佔儲備	–	–	(24)
於一九九九年十二月三十一日	–	205,905	(7,508)
滙兑差額	–	795	–
少數股東權益所佔溢利	–	–	41
少數股東權益所佔儲備	–	–	(42)
於二零零零年十二月三十一日	–	206,700	(7,509)
少數股東權益所佔溢利	–	–	256
少數股東權益所佔儲備	–	–	(2)
於二零零一年十二月三十一日	–	206,700	(7,255)
償還銀行貸款	–	(206,700)	–
少數股東權益所佔溢利	–	–	99
少數股東權益所佔儲備	–	–	27
於二零零二年五月三十一日	–	–	(7,129)

23. **或然負債及承擔**

於二零零二年五月三十一日，該集團並無任何重大或然負債及承擔。

24. **關連人士交易**

下列為該集團於有關期間內按日常業務過程中進行之重大關連人士交易之概要。

		截至十二月三十一日止年度			截至二零零二年五月三十一日止五個月
	附註	一九九九年 千港元	二零零零年 千港元	二零零一年 千港元	千港元
已付予Harbour Plaza Hotel Management Limited之管理費	(a)	1,119	1,270	591	261
已付予Harbour Plaza Hotel Enterprises Limited之特許使用費	(b)	34	39	43	16

(a) 其中一間附屬公司北京海逸酒店有限責任公司就Harbour Plaza Hotel Management Limited(「HPHM」)所提供之管理服務，並按雙方訂立之管理合約所協定之收費向HPHM支付管理費。管理合約之年期由一九九八年四月一日至二零零三年十二月三十一日。HPHM為和黃之聯營公司。

(b) 其中一間附屬公司北京海逸酒店有限責任公司獲Harbour Plaza Hotel Enterprises Limited(「HPHE」)授予使用「Harbour Plaza and Device」商標之權利，並按雙方訂立之特許使用協議所協定之收費向HPHE支付特許使用費。特許使用協議之年期由一九九八年四月一日至二零零三年十二月三十一日。HPHE為和黃之聯營公司。

25. **最終控股公司**

該公司之董事視一間於香港註冊成立及上市之公司和記黃埔有限公司為最終控股公司。

III. 可供分派儲備

於一九九九年、二零零零年及二零零一年十二月三十一日及二零零二年五月三十一日，該公司並無任何可供分派儲備。

IV. 該公司之負債淨額

於一九九九年、二零零零年及二零零一年十二月三十一日及二零零二年五月三十一日，該公司之負債淨額分別約為18,000港元、1,591,000港元、1,439,000港元及1,478,000港元。

V. 結算日後事項

於二零零二年五月三十一日後，該集團並無任何重大結算日後事項。

VI. 財務報表後事項

該公司或其任何附屬公司並無就二零零二年五月三十一日後或二零零一年十二月三十一日後之任何期間編製任何經審核賬目，而該公司或其任何附屬公司於二零零二年五月三十一日後並無宣派或支付任何股息或其他宣派。

此致

中策集團有限公司
列位董事　台照

羅兵咸永道會計師事務所
香港
執業會計師
謹啟

二零零二年十月五日

Norton Appraisals
Registered Professional Surveyors, Valuers & Property Advisers
註冊專業測量師‧估值師及物業顧問

香港灣仔
港灣道30號
新鴻基中心4135室
電話：(852) 2810 7337　傳真：(852) 2810 6337

敬啟者：

有關：中華人民共和國河南省洛陽市西工區中州中路319號洛陽金水灣大酒店

根據中策集團有限公司(下文稱為「該公司」)之指示，吾等已就上述將由Shropshire Property Limited間接持有之物業(下文統稱為「該物業」)在現況下之物業權益作出評估。吾等確認已經查察該物業、作出有關查詢，並取得吾等認為必要之其他資料，以便向該公司提供吾等對該物業於二零零二年八月一日(下文統稱為「估值日」)之公開市值之意見。吾等知悉，此估值乃用作公開文件。

背景

該物業為在一幅土地上發展之酒店綜合大樓，地盤面積約為9,025.51平方米(下文統稱為「地盤」)。該物業為座落於兩層地庫上之25層高酒店大樓，並於一九九九年初落成，共有145間不同級別之客房、39間商務套房、商務中心、商舖、多間食肆及娛樂設施，包括歌舞廳、酒吧、咖啡室、西菜廳、中菜廳、夜總會、的士高、卡拉OK、美容美髮廳、保健中心及消閒中心，當中設有酒吧、遊戲室、台球室、桌球室及健身房。該物業之總建築樓面面積約為21,269.18平方米。

估值基準

吾等對該物業之估值，為吾等對其公開市值之意見。所謂公開市值，就吾等所下定義而言，乃指「假定某項物業權益於估值日按下列情況以現金代價無條件出售可取得之最高價格：

(a) 有自願賣方；

(b) 於估值日以前，有一段合理時間（視乎物業之性質及市場情況）促銷物業權益、議定價格及條款以及完成出售等工作；

(c) 於較早前所假定之合同交換日期內之市況、價值水平及其他情況均與估值日之條件相若；

(d) 不考慮具有特殊興趣之未來買家之任何追加出價；及

(e) 交易有關雙方均在知情、審慎及自願之情況下行事。」

於評估佔用作經營酒店業務之該物業時，吾等已按現有用途價值評估該物業。現有用途價值為計及公開市值之定義，並加入下列兩項假設：

(f) 物業在可預見未來只可用作現有用途；及

(g) 該項業務所佔用之所有部分物業可於完成時交吉出售。

上述公開市值之定義，連同新加入物業將繼續以現有用途由擁有人佔用（儘管可能會出現新擁有人）之假設，因此毋須理會潛在之其他用途（及／或未來之希望價值），而此或會有可能須取得法定批准（不論是否須要支付更改用途之土地金、修訂租約或共同開發之費用）。吾等進一步假設，任何可能出現之擴建或重建將只會視為業務用途，惟須取得所有必需之政府同意。

估值方法

酒店通常以全面運作業務形式出售，包括固定裝置、裝修、傢具、存貨及商譽。新擁有人一般將會聘用現有員工，及有時亦會聘用現有管理人員。此外，酒店新擁有人將預期會從預訂房間中獲益，而此實為持續經營之重要特色。

吾等於達致估值時，乃採納入息計算法，即將擁有權預期定期金錢利益（例如：節省成本、定期收入或銷售所得款項（經計及與區內相類似酒店直接比較後釐定））透過現金流量貼現法（「現金流量貼現法」）轉換為價值指標，這普遍應用於採納收入法評估全面運作業務（即酒店）之物業權益。

現金流量貼現法是按扣除稅項、債務還本付息及折舊前之預測收入淨額資本化之基準，估計投資項目之定期溢利／虧損，而資本化之方式為按市場所得之回報率計算預測業務，吾等認為，這對項目內在存在之風險及危機實屬適合，以釐定現值淨額。

吾等已考慮到過往年度之貿易賬目及（如適用）將管理賬目、未來貿易活動之預測及預算當作未來貿易潛力及可能達致之營業額水平之指標。

吾等之預測已按酒店擁有者佔用之狀況，考慮到管理酒店之內部成本。

估值假設

吾等在估值時，假設擁有者將物業權益在公開市場求售，而並無計及任何遞延條款合同、售後租回、合資經營或任何類似安排等利益，以影響該物業之價值。概無計及有關物業權益銷售或影響物業權益銷售之任何認購權或優先購買權，及在吾等之估值中並無假設以任何方式之強制銷售情況。

吾等並無計及該物業之任何抵押、按揭、或所欠負之款項或進行出售時所產生之任何支出或稅項。除另有說明者外，吾等假設該物業不附帶任何影響其價值之繁重負擔、限制及開支。

業權調查

吾等並無對該物業之業權或負債進行任何調查。然而，吾等假設該物業指定租契年期之可轉讓土地使用權經已批出(每年僅收取象徵式之土地使用費)，而須支付之任何地價已悉數支付。吾等乃依賴該公司及洛陽翰法律師事務所(「中國法律顧問」)就物業權益之業權給予之意見。就進行估值而言，吾等已假設洛陽金水灣大酒店有限公司擁有物業權益之法定及可強制執行業權。

限制條件

吾等在很大程度上依賴由該公司提供之資料，並接納向吾等提供有關客房數目、管理賬目、入住率、房租、規劃批准、法定通告、地役權、合資經營及管理協議、年期、租約、地盤及樓面面積及所有其他有關事項方面之意見。吾等未有查看規劃同意書之正本，並假設該物業乃根據該等同意書興建、佔用及使用。吾等並無進行實地量度。本估值報告所載之尺寸、量度及面積乃根據吾等獲提供之文件所載資料為基準，因此僅為約數。

吾等並無理由懷疑該公司提供予吾等之資料之真確性及準確性。此外，吾等亦獲該公司知會，所提供的資料並無遺漏任何重大事項。吾等認為，吾等已獲提供充足資料，以便在知情下得出意見，而且吾等並無理由懷疑有任何資料曾遭隱瞞。

吾等已視察該物業外部，並在可能情況下，亦曾視察物業之內部，然而並未進行結構測量，亦無對該物業之任何設施進行測試。因此，吾等無法呈報該物業確無腐朽、蟲蛀或任何其他結構上的損壞。然而，在視察期間，吾等並發現任何嚴重問題。

吾等並無進行實地調查，以釐定土地情況及設施等是否適合未來發展之用，亦無進行環境測量。吾等之估值乃根據以上各方面均令人滿意，及在建築期間內，並無產生非經常性開支或延誤之基礎編製。

吾等之估值已遵照香港測量師學會於二零零零年三月刊發之香港物業資產估值指引(第二版)而編製。此外，吾等之估值亦根據普遍採納之估值程序編製，並且符合香港聯合交易所有限公司證券上市規則應用指引第12項之規定。

備註

除另有說明外，吾等之估值證書中所列款額均為港元。吾等於估值中所採用之匯率為1港元兑人民幣1.06元及1美元兑7.8港元，均為估值日當時之匯率。

隨函附奉吾等之估值證書。

此致

香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓
中策集團有限公司
列位董事　台照

代表
普敦國際評估有限公司
董事
王明坤
英國皇家特許測量師
香港測量師學會會員
香港註冊專業測量師
謹啟

二零零二年十月五日

附註：王明坤先生為註冊專業測量師，在香港及中華人民共和國(包括北京、上海及福建、廣東、廣西、河南、湖北、江蘇及遼寧等省份)物業估值方面擁有超過9年經驗。

估值證書

物業	概況及年期	佔用詳情	於二零零二年八月一日現況下之資本值
中華人民共和國 河南省 洛陽市 西工區 中州中路319號 洛陽金水灣大酒店	該物業為一幢酒店綜合大樓(名為「洛陽金水灣大酒店」)，建於一幅面積約為9,025.51平方米之土地之上。	該物業現時作酒店營運。	190,000,000港元

該物業包括一幢25層高之三星級酒店大樓，建於兩層地庫上，並於一九九九年初落成及開業。該物業可容納145間不同級別之客房、39間商務套房、多間食肆、消閒及娛樂設施。此外，酒店設有露天停車場。

該物業總建築樓面面積約為21,269.18平方米。用途詳情詳述如下：

層數	建築樓面面積(平方米)	用途
地庫2樓	1,807.80	洗衣房及電機房
地庫1樓	1,807.80	管理處、員工食堂、更衣室及倉庫
1樓	1,351.96	接待處、歌舞廳、商舖、商務中心、酒吧、防火及保安控制室
2及3樓	2,786.36	咖啡室、西菜廳及中菜廳
4樓	1,393.18	美容美髮廳及保健中心
5樓	1,199.18	夜總會、的士高及卡拉OK
6樓	625.59	桑拿浴室
7至10樓	2,345.96	共39間商務套房
11至22樓	7,133.21	共145間客房
23樓	645.46	消閒中心、包括酒吧、遊戲室、台球室、桌球室及健身室
24及25樓	172.68	升降機房、泵房及儲物室
合計：	21,269.18	

該物業之土地使用權已以劃撥方式授予洛陽市電業局作工業／交通用途，而其年期並無特定訂明。

附註：

1. 根據洛陽市房地產管理局於二零零零年十一月二日發出之房屋所有權證（編號洛市房權證(2000)字第X120461號），在該物業總建築樓面面積約為21,269.18平方米，其房屋所有權屬洛陽金水灣大酒店有限公司所有，作服務用途。

2. 根據洛陽市土地管理規劃局於一九九五年八月三日發出之國有土地使用證（編號洛市國用(95)字第216號），位於洛陽市西工區八一路23號旁之一幅土地，地盤面積約為23,497.44平方米，當中包括該物業之有關土地，其土地使用權已以劃撥方式授予洛陽市電業局，作工業／交通用途，並無特定年期。

3. 根據洛陽市電業局與洛陽金水灣大酒店有限公司於一九九九年四月十五日訂立之土地使用權合同，洛陽市電業局同意批准洛陽金水灣大酒店有限公司，使用該物業座落場地面積約為9,025.51平方米之土地使用權，由一九九九年四月至二零四九年四月，作酒店用途。

4. 根據國家工商行政管理局於二零零二年六月二十一日發出之營業執照（註冊編號：4103001000628-1/2），洛陽金水灣大酒店有限公司於註冊成立時之註冊資本為人民幣29,900,000元，經營期由一九九九年三月二十二日至二零一一年十二月三十一日。業務範圍包括經營住宿、餐飲、旅遊服務、文化及娛樂服務；美容美髮、沐浴、洗染、租賃服務；其他居民服務；食品、飲料、日用百貨、工藝美術品（不含金銀）的批發零售；香煙零售及職工技能培訓。

5. 根據洛陽市電業局與洛陽龍羽電力發展集團有限責任公司於一九九九年一月二十日就洛陽金水灣大酒店有限公司訂立之細則，訂約雙方同意成立合營公司洛陽金水灣大酒店有限公司，註冊資本為人民幣29,900,000元，由洛陽市電業局及洛陽龍羽電力發展集團有限責任公司分別出資70%及30%。各方之分佔溢利乃根據各方之資金貢獻比例。

6. 根據洛陽金水灣大酒店有限公司董事會與洛陽市電業局於一九九九年十一月十八日訂立之管理協議，洛陽金水灣大酒店有限公司同意委任洛陽市電業局管理及經營該酒店。

7. 根據Shropshire Property Limited與洛陽市電業局於二零零二年九月十六日訂立之承諾書，洛陽市電業局同意協助洛陽金水灣大酒店有限公司申請轉讓該物業之土地使用權予洛陽金水灣大酒店有限公司。

8. 根據辰達永安旅遊（控股）有限公司於二零零二年十月二日發出之承諾，辰達永安旅遊（控股）有限公司已就因為洛陽市電業局未能向洛陽金水灣大酒店公司轉讓該塊土地之土地使用權，中國置地集團有限公司及／或Shropshire Property Limited及／或洛陽金水灣大酒店有限公司可能蒙受之任何損失，包括支付轉讓所涉及之任何土地金，而對中國置地集團有限公司作出賠償保證。

9. 中國法律顧問洛陽翰法律師事務所之意見表明（當中包括）：

   a) 洛陽金水灣大酒店有限公司已取得房屋所有權證（編號洛市房權證(2000)字第X120461號）。洛陽金水灣大酒店有限公司合法地持有該物業之房屋所有權。

   b) 根據日期為一九九五年八月三日之國有土地使用證（編號洛市國用(95)字第216號），位於洛陽市西工區八一路23號場地面積約為23,497.44平方米（當中包括該物業土地之面積9,025.51平方米）之一塊土地之土地使用權已授予洛陽市電業局，作工業／交通用途，並無特定年

期。目前，地盤面積約9,025.51平方米之土地由洛陽金水灣大酒店有限公司用作酒店用途。因該酒店之發展已取得中國政府構關之批文，洛陽金水灣大酒店有限公司之現有營運並非與上述准許之工業／交通用途不一致。

c) 根據洛陽市電業局與洛陽金水灣大酒店有限公司於為一九九九年訂立之土地使用權合同，洛陽市電業局同意，批准洛陽金水灣大酒店有限公司無償使用該物業土地面積約為9,025.51平方米之土地使用權，由一九九九年四月至二零四九年四月。洛陽市電業局有權准許洛陽金水灣大酒店有限公司免費使用該物業之土地使用權，直至二零四九年四月為止，且該合同為合法及有效。

d) 洛陽金水灣大酒店有限公司擁有全面法團權力，作為有限責任公司及有效地存在，並已就經營該酒店，取得中國有關政府機關之所有必須批文、牌照、批准及同意。

e) 洛陽市電業局及洛陽龍羽電力發展有限責任公司共同持有洛陽金水灣大酒店有限公司，各自所佔股權比例為70%及30%。

f) 根據洛陽市電業局於二零零二年九月十六日向Shropshire Property Limited發出之承諾書，倘若洛陽金水灣大酒店有限公司因任何原因，要求轉讓土地面積約為9,025.51平方米之該土地之有關土地使用權予洛陽金水灣大酒店有限公司，則洛陽市電業局須協助洛陽金水灣大酒店有限公司進行有關轉讓申請，及更改該土地已獲准之用途。根據中國法律此項承諾書為有效及可強制執行，而洛陽金水灣大酒店有限公司在承諾書下之權益據此亦得到保障。

g) 於支付土地金及完成出讓／轉讓土地之手續後，該物業可自由轉讓、按揭及出租予任何第三者，而無需支付額外土地金或大部份費用。上述申請並無法律障礙。

10. 於估值過程中，吾等按下列假設編製估值：

i) 洛陽金水灣大酒店有限公司擁有該物業之妥善法定所有權，並有權以毋須向政府支付額外土地金及其他繁苛費用轉讓該物業，連同土地使用權之剩餘期限；

ii) 所有土地金及其他遷徙及公用設施配套之費用已悉數繳付；

iii) 營業執照列出之洛陽金水灣大酒店有限公司經營期可延至由一九九九年四月起計50年，且毋須向政府支付其他繁苛費用；

iv) 該物業設計及建築乃符合當地規劃規定及獲有關機關批准；

v) 有關政府機關已授出該物業之所有同意、批准及牌照，且不附帶任何可影響價值之繁苛條件或不必要延誤；

vi) 該物業將由具效率及有效之管理層，連同稱職之主要人員及技術員工合理地管理之管理隊伍，以支援持續經營；

vii) 該物業不論是按整體或個別基礎，可自由出售予當地及海外買家。

RHL Appraisal Ltd.
永利行評值顧問有限公司
Member of RHL International Property Consultants
永利行國際物業顧問集團成員
Surveyors, Valuers, Land & Property Consultants
測量師、估值師、土地及物業顧問

香港
九龍
尖沙咀
星光行
1010室

敬啟者：

有關： 香港銅鑼灣信德街8號珀麗酒店

指示

根據中策集團有限公司向吾等發出以評估上述間接由Rosedale Hotel Group Limited(稱為「該公司」)持有之物業權益(「該物業」)之指示，吾等確認已經視察物業、作出有關查詢，並取得吾等認為必要之其他資料，以便提供吾等對該物業於二零零二年八月三十一日(稱為「估值日」)之公開市值之意見。

估值基準

吾等之估值為吾等對公開市值之意見。所謂公開市值，就吾等所下定義而言，乃指「假定某項物業權益於估值日按下列情況以現金代價無條件出售可取得之最高價格：

(i) 有自願賣方；

(ii) 於估值日以前，有一段合理時間(視乎物業之性質及市場情況)促銷物業權益、議定價格及條款以及完成出售等工作；

(iii) 於較早前所假定之合同交換日期內之市況、價值水平及其他情況均與估值日之條件相若；

(iv) 不考慮具有特殊興趣之未來買家之任何追加出價；及

(v) 交易有關雙方均在知情、審慎及自願之情況下行事。」

鑒於該公司現時持有該物業以供附屬公司經營酒店業務，故吾等已按持續經營之操作實體基準對該物業作出估值，並假設當中之現有業務繼續經營。吾等之估值反映與酒店業務有關之所有動產及物業內設置之價值。

估值方法

於評估該物業，吾等已採納現金流量貼現法及比較法。

現金流量貼現法是將酒店營運所得之一切未來利益按適當之回報率貼現，以釐定其現值。

普遍來說，採用之適當貼現率是就借取用作投資之款額(即資金成本)應付之利率。然而，其他選擇可指投資者要求之回報率(目標率)或投資者於計及有關風險因素後在相類似之投資中可賺取之利率。

比較法是根據具與該物業相類似之規模、特性及地點之可予比較物業之價格資料為基礎。各項該等可予比較物業會因應其各自之所有利弊，進行分析及審慎比較，以達致資本值之公平比較。

假設

吾等在估值時，假設業主將該物業按現況在公開市場求售，而並無憑藉任何遞延條款合同、售後租回、合資經營、管理協議或任何類似安排等利益，以影響該物業之價值。

就該公司以長期政府租契形式持有之該物業而言，吾等假設該公司於該物業之政府租契整段未屆滿年期內，擁有權利自由及不受干擾地使用該物業，惟須每年支付地租(如有)。

吾等已經將有關該物業估值之其他特別假設(如有)列於隨附之估值證書附註中。

業權調查

吾等已經就該物業於土地註冊處作土地查冊。然而，吾等並無核實該物業之業權，亦無查驗是否存在可影響該物業業權之任何繁重負擔。該公司所提供之所有法律文件(如有)僅作參考之用。本估值報告對於本報告所載之該物業法定業權之事項概不負責。

限制條件

吾等已視察該物業外部及(在可行情況下)內部，但並未進行結構測量。在視察期間，吾等並無發現任何嚴重問題，惟吾等無法呈報該物業是否確無腐朽、蟲蛀或任何其他結構上的損壞。吾等亦無對任何設施進行測試。所有尺寸、量度及面積均為約數。

吾等在很大程度上依賴由該公司提供之資料，並接納該公司向吾等提供有關法定通告、地役權、年期、佔用、建築成本、地盤及樓面面積、在該物業經營之業務之溢利及虧損及識別該物業方面之意見。

吾等無理由懷疑該公司提供予吾等之資料之真確程度。此外，吾等亦獲該公司知會，所提供的資料並無遺漏任何重大事實。

吾等並無計及該物業之抵押、按揭、或所欠負之款項或出售成交物業時所產生之支出或稅項。吾等假設該物業不附帶任何影響其價值之繁重負擔、限制及開支。

公開市值之意見

基於以上各項，吾等認為，按持續經營基準計算，該物業於估值日之公開市值(在不附帶任何繁重負擔之情況下)為**650,000,000港元(陸億伍仟萬港元正)**。

茲附奉吾等之估值證書。

此致

香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓
中策集團有限公司
列位董事　台照

代表
永利行評值顧問有限公司

董事總經理
劉詩韻
AHKIS AAPI RPS(GP)

董事
謝偉良
BSc MRICS AHKIS RPS(GP)

謹啟

二零零二年十月五日

附註：劉詩韻乃香港測量師學會會員、Australian Property Institute會員、一般執業註冊專業測量師及中國合資格房地產評值師，而謝偉良則為皇家特許測量師學會會員、測量師學會會員、一般執業註冊專業測量師及中國合資格房地產評值師。彼等於香港、澳門、北京及中國物業方面具八年以上估值經驗。

估值證書

物業	概況及年期	佔用詳情	於二零零二年八月三十一日現況下之資本值
香港 銅鑼灣 信德街8號 珀麗酒店 內地段1149號C段1分段A段餘段、C段1分段餘段、H段餘段、H段1分段餘段、L段餘段及L段1分段餘段	該物業為於二零零零年落成之30層高酒店大樓，地盤面積為6,640.5平方呎。 該物業之總建築樓面面積約為102,173平方呎，設有共274間客房。各層之用途載列如下： **樓層**　**功能用途** 地下　大堂入口、服務台職員、電機房、員工入口、送貨入口、貨物起卸區、消防升降機／傷殘人士升降機、載貨升降機、汽車升降機及停車場 一樓　接待處及收銀處、休息區、銷售及市場推廣辦事處、行政人員辦事處、電話亭、電機房及自動扶手電梯 二樓　餐廳／咖啡館、總廚房、廚師辦公室、食品及飲料儲存庫、服務員儲物室、洗滌區及酒窖 三樓　停車場及水缸 五至六樓　客戶服務及電機房 七至三十二樓　客房（容納共322間標準房或274間客房） 三十三樓　行政人員酒廊及宴會廳 *酒店並無設有四樓、十三樓、十四樓及二十四樓* 該物業乃以政府租契形式持有，由一八八九年五月二十日起為期999年，每年地租為86港元。	該物業根據年度牌照合同由該公司附屬公司佔用作經營酒店之用。	650,000,000港元

附註：

1. 按一九九四年四月三十日之契約備忘錄編號6011500，該物業之登記業主為該公司之一家全資附屬公司Hey Wealth Limited。
2. 該物業已按予中信嘉華銀行有限公司及港基國際銀行有限公司。據該公司確認，該按揭於完成建議協議後仍會繼續。
3. 鑒於評估該物業為一家經營中酒店物業，吾等之估值反映該物業之土地及建築物，以及動產及當中之設置之價值。
4. 據該公司確認，除上述附註2之按揭外，於此項交易中並無關於或影響該物業價值之選擇權或優先認購權，亦無其他事宜或會對該物業價值產生重大影響。
5. 根據分區計劃大綱圖第S/H 6/11號，該地盤屬於現劃分為「商用／住宅」之範圍內。

RHL Appraisal Ltd.
永利行評值顧問有限公司
Member of RHL International Property Consultants
永利行國際物業顧問集團成員
Surveyors, Valuers, Land & Property Consultants
測量師、估值師、土地及物業顧問

香港
九龍
尖沙咀
星光行
1010室

敬啟者：

有關：中華人民共和國（「中國」）北京朝陽區將台西路8號北京海逸酒店之估值

指示

根據中策集團有限公司向吾等發出以評估由Makerston Limited（稱為「該公司」）間接持有中國北京朝陽區將台西路8號北京海逸酒店（「該物業」），於二零零二年八月三十一日（稱為「估值日」）之公開市值之指示，吾等確認已經查察該物業、作出有關查詢，並取得吾等認為必要之資料，以便向　閣下提供吾等對該物業之公開市值之意見。

估值基準

吾等之估值為吾等對公開市值之意見。所謂公開市值，就吾等所下定義而言，乃指「假定某項物業權益於估值日按下列情況以現金代價無條件出售可取得之最高價格：

(i) 有自願賣方；

(ii) 於估值日以前，有一段合理時間(視乎物業之性質及市場情況)促銷物業權益、議定價格及條款以及完成出售等工作；

(iii) 於較早前所假定之合同交換日期內之市況、價值水平及其他情況均與估值日之條件相若；

(iv) 不考慮具有特殊興趣之未來買家之任何追加出價；及

(v) 交易有關雙方均在知情、審慎及自願之情況下行事。」

吾等按持續經營操作實體基準評估該物業，並假設該物業之現有業務將持續經營。吾等之估值反映與酒店業務有關之所有動產及該物業內設置，連同酒店業務之價值。

估值方法

於評估該物業時，吾等已採納現金流量貼現法及比較法。

現金流量貼現法是將來自酒店營運所得之一切未來利益按適當回報率貼現，以釐定其現值。

普遍來説，所採納之適當貼現率為應支付投資借款(即資金成本)之利率。然而，其他選擇或會是投資者規定之回報率(目標率)或投資者於計及有關風險因素後，可在類似投資中賺取之利率。

比較法是對與物業之面積、性質及地點類似之可作比較物業之價格資料作一比較。吾等會分析各項可作比較之物業，並仔細衡量各項物業之一切優點及缺點，作資本值公平之比較。

假設

吾等在估值時，假設業主將該物業(連同所有動產及當中之設置)按現況在公開市場求售，而並無計及任何遞延條款合同、售後租回、合資經營、管理協議或任何類似安排等利益，以影響該物業之價值。

吾等假設業主於該物業之土地使用權合約所規定之整段未屆滿年期內，擁有權利自由及不受干擾地使用該物業。

吾等已假設該物業之業主有權以毋須向政府機關支付任何額外地價或龐大金額之代價，將土地出售、按揭、抵押或以其他方式出售予任何人士。

吾等已經將該物業之其他特別假設(如有)列於該物業之估值證書附註中。

業權調查

吾等獲提供該物業之有關文件副本。然而，吾等並無查驗正本，以核實業權，亦無查驗該公司所提供之資料中是否存在未列出之任何租約修訂。所有文件僅供參考之用。

此外，吾等已依賴環球律師事務所就該物業之業權及土地使用權性質，發出之法律意見(稱為「中國法律意見」)。

限制條件

吾等已對該物業進行視察，但並未進行結構測量。因此，吾等無法呈報該物業是否確無腐朽、蟲蛀或任何其他結構上的損壞。吾等亦無對任何設施進行測試。

所有尺寸、量度及面積乃根據該公司所提供之資料，及在可行情況下，吾等會參考所獲提供之文件副本核實該等資料。

吾等在很大程度上依賴由該公司提供之資料，並接納該公司向吾等提供有關法定通告、地役權、年期、業務營運及財務數據、地盤及樓面面積及識別該物業方面之意見。

吾等無理由懷疑該公司提供予吾等之資料之真確程度。此外，吾等乃依賴該公司之確認，所提供之資料並無遺漏任何重大事實。

吾等並無計及該物業之未償還土地金、抵押、按揭，或所欠負之款項或進行出售時所產生之支出或税項。吾等假設該物業不附帶任何影響其價值之繁重負擔、限制及開支。

在未經吾等書面同意前，本報告全份或任何部分不得在任何公開文件刊登、披露或提述。

估值

於計及上述事宜後，吾等認為該物業於二零零二年八月三十一日在現況下按持續經營基準之公開市值(在不附帶任何繁重負擔)為**530,000,000港元(伍億叁仟萬港元正)**。

備註

吾等以港元評估該物業。人民幣兑港元為根據估值日當時之滙率1.00港元兑人民幣1.06元換算。

茲附奉吾等之估值證書。

此致

香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓
中策集團有限公司
列位董事　台照

代表
永利行評值顧問有限公司

董事總經理
劉詩韻
AHKIS AAPI RPS(GP)

董事
謝偉良
BSc MRICS AHKIS RPS(GP)

謹啟

二零零二年十月五日

附註：劉詩韻乃香港測量師學會會員、Australian Property Institute會員、一般執業註冊專業測量師及中國合資格房地產評值師，而謝偉良則為皇家特許測量師學會會員、測量師學會會員、一般執業註冊專業測量師及中國合資格房地產評值師。彼等於香港、澳門、北京及中國物業方面具八年以上估值經驗。

估值證書

物業	概況及年期	佔用詳情	於二零零二年八月三十一日現況下之資本值
中國北京朝陽區將台西路北京海逸酒店	該物業為一幢20層高名為「北京海逸酒店」之酒店大樓，地盤面積為18,699.6平方米。此外，設有兩層地庫。該物業於一九九零年落成，建有三幢單層至兩層高之配套大樓。 該物業之總建築樓面面積為37,173.20平方米。 該物業共有429間客房、一個購物商場、食肆、咖啡室、健身中心、宴會廳、商務中心及泊車位。 該物業設備完善，提供汽車、業務設備、商貿設置及裝置、傢具及設備，包括洗衣房、店舖、廚房及行政人員辦公室。	於吾等視察之日，該物業用作全面經營酒店之用。	530,000,000港元 (該公司應佔95%權益：503,500,000港元)

附註：

1. 茲參考一九九四年十一月二十二日及於二零零一年九月十七日重續之土地使用證，該物業之土地使用權由北京海逸酒店有限責任公司持有，為期50年，於二零四四年十一月二十一日屆滿。

2. 按二零零一年九月十七日訂立之房屋所有權證所顯示，該物業之房屋所有權由北京海逸酒店有限責任公司持有。

3. 按北京海逸酒店有限責任公司於一九九八年八月十四日之營業執照規定，北京海逸酒店有限責任公司之獲准經營期由一九八七年一月二十六日至二零二四年一月二十五日止。

4. 吾等已評估該物業為按持續經營基準經營之實體，並假設該物業之現有業務將會繼續經營。吾等之估值反映有關酒店業務之所有動產及該物業內之設置價值。

5. 有關該物業之中國法律意見概述如下：

5.1 北京海逸酒店有限責任公司(「海逸酒店」)已正式成立為中外合資經營企業，並已取得有關其法定成立地位的所有必需政府批文及證書，該等批文及證書仍然有效。於中國法律意見發出之日，經中國法律顧問進行審慎及合理調查後深知，並無任何導致海逸酒店結業或清盤之情況存在；

5.2 海逸酒店由萬壽賓館及該公司之一家全資附屬公司日陽東方投資有限公司共同持有，股權比例分別為5%及95%；

5.3 海逸酒店合法及有效擁有有關土地之土地使用權及其上建築物之擁有權；

5.4 該物業之土地使用權期限由一九九四年十一月二十二日至二零四四年十一月二十一日止，為期50年；

5.5 有關土地須作為酒店業務之用，及根據一九九四年二月二十六日發出之土地使用權出讓合同(京房地出讓(合)字(94)第006號)所列明之土地出讓金已悉數支付；

5.6 根據土地使用權出讓合同，有關土地之地積比率為1：1.9。然而，根據房屋所有權證(京房權證市朝港澳台字第10156號)，該物業之實際建築樓面面積會超過上述土地使用權出讓合同所規定之認可地積比率，惟北京市房屋土地管理局仍須進行評估。海逸酒店須取得實際地積比率之批文或批准，並按額外建築樓面面積之比例支付額外土地金。雖然額外土地金仍有待北京市房屋土地管理局評估，中國法律顧問認為，即使經評估後之款額將不會十分龐大。儘管上文所述，除海逸酒店未能履行北京市房地產管理局規定，取得實際地積比率之批文或批准，並支付額外土地金之情況外，國有土地使用權證因地積比率過高之原因撤銷或註銷之機會不大。

5.7 海逸酒店已取得有關建築樓面面積36,424.07平方米之所有必需政府批文及批准，惟不包括額外建築樓面面積749.13平方米。因此，海逸酒店須就該額外建築樓面面積取得規劃批文。據中國法律顧問深知及經審慎合理調查後，倘海逸酒店須獲取規劃批文，其將不會面對任何重大法律障礙。然而，除海逸酒店未能履行北京市房屋土地管理局規定，取得規劃批文外，該物業之房屋所有權證因缺乏額外建築樓面面積規劃批文之原因撤銷或註銷的機會不大。

5.8 海逸酒店有權自由轉讓、租賃或按揭該物業之土地使用權及樓宇之擁有權或其任何部分予任何本地及海外個別人士或公司，而毋須支付任何額土地金，惟海逸酒店須如上述支付額外土地金除外；及

5.9 據中國法律顧問所深知及經作出審慎合理調查後，於中國法律意見發出之日，該幅土地及該土地上興建之樓宇並無存在任何按揭或其他類別之繁重負擔。

6. 吾等之估值假設所有額外土地金(如有)已悉數償付。

責任聲明

本通函載有遵照上市規則規定之有關中策之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明產生誤導。應中國置地之要求，辰達永安、保華德祥及Hutchison Hotels分別根據第一、第二及第三份買賣協議向中策提供有關Shropshire集團、Rosedale Hotel 集團及Makerston集團之資料。

股本

本公司於最後實際可行日期之法定及已發行股本如下：

		港元 (面值)
法定股本：		
8,000,000,000	股股份	800,000,000
已發行及繳足股本：		
829,468,413	股股份	82,946,841

全部已發行股份在各方面均享有同等權益，包括股息、投票權及股本等權益。

權益披露

於最後實際可行日期，本公司各董事及行政總裁於本公司或其任何相聯法團(按披露權益條例之涵義)之證券中，擁有根據披露權益條例第28條須知會本公司及聯交所之權益，包括根據披露權益條例第31條或附表第一部彼等被認為或被視作擁有之權益，或根據披露權益條例第29條須列入該條例所述之登記冊內之權益，或根據上市規則所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益如下：

(a) **本公司**

(i) 股份及認股權證

	股份數目			
	個人權益	家族權益	公司權益	認股權證
				港元
陳國強博士(附註)	—	—	120,660,000	3,861,120.00
連克農先生	948	—	—	30.24

附註：由於陳國強博士(「陳博士」)擁有Chinaview International Limited (「Chinaview」)，故被視為擁有由Calisan Developments Limited (「Calisan」)所持有之120,660,000股本公司股份之權益。陳博士擁有Chinaview之全部權益，而Chinaview擁有Galaxyway Investments Limited(「Galaxyway」)之全部權益。Galaxyway擁有德祥企業集團有限公司(「德祥企業」)超過三分之一已發行普通股股本。德祥企業擁有ITC Investment Holdings Limited(「ITC Investment」)之全部權益。ITC Investment擁有Hollyfield Group Limited(「Hollyfield」)之全部權益。Hollyfield擁有保華德祥超過三分之一已發行股本。保華德祥擁有Paul Y. - ITC Construction Holdings (B.V.I.) Limited(「PYBVI」)之全部權益，而PYBVI擁有Paul Y. - ITC Investments Group Limited(「PYITCIG」)之全部權益。PYITCIG擁有Great Decision Limited(「GDL」)之全部權益，而GDL擁有Calisan之全部權益。因此，GDL、PYITCIG、PYBVI、保華德祥、Hollyfield、ITC Investment、德祥企業、Galaxyway、Chinaview及陳博士均被視為擁有Calisan所持有之120,660,000股本公司股份之權益。

(ii) 購股權

	購股權數目	行使價 港元
陳玲女士	75,000	3.145

(b) **聯營公司**

成報傳媒集團有限公司(於開曼群島註冊成立之有限公司及其股份在聯交所創業板上市)

	購股權數目	行使價 港元
Yap, Allan博士	281,250	7.18
陳國鴻先生	281,250	7.18

於最後實際可行日期，除上文披露者外，本公司各董事或行政總裁概無根據披露權益條例第28條或披露權益條例第31條或附表第一部份擁有、或被視作或被認為在本公司或其任何相聯法團(按公開權益條例之涵義)股份或購股權中擁有任何須予具報之權益，或須列入根據披露權益條例第29條本公司須置存之登記冊內之任何權益，或根據上市規則所載上市公司董事進行證券交易之標準守則須向本公司及聯交所具報之任何權益。

自二零零一年十二月三十一日(即本公司編製最近期經審核綜合財務報表日期)以來，各董事概無於中策集團任何成員公司所收購或出售或租賃，或擬收購或出售或租賃之任何資產擁有任何直接或間接權益。

各董事概無於最後實際可行日期持續有效且對本公司整體業務屬重大之任何合約或安排中擁有重大權益。

主要股東

於最後實際可行日期，就本公司任何董事或行政總裁所知，除本公司之董事或行政總裁以外，每名直接或間接擁有面值10%或以上的本公司任何類別股本(附有在一切情況下在本公司股東大會上投票的權利)之人士如下：

名稱	股份數目	佔已發行股本概約百分比 (%)
威倫有限公司(附註)	120,660,000	14.55
Powervote Technology Limited(附註)	120,660,000	14.55
Hanny Magnetics (B.V.I.) Limited(附註)	120,660,000	14.55
錦興集團有限公司(附註)	120,660,000	14.55

附註：威倫有限公司(「威倫」)由Powervote Technology Limited(「PTL」)全資擁有，而PTL由Hanny Magnetics (B.V.I.) Limited(「Hanny Magnetics」)全資擁有。Hanny Magnetics由錦興集團有限公司(「錦興」)全資擁有，錦興為一間其證券在聯交所上市之公司及其主要股東(定義見披露權益條例)為陳國強博士(其持有錦興約28.26%權益)，並為該公司之主席兼行政總裁。PTL、Hanny Magnetics及錦興均被視為擁有由威倫所持有之120,660,000股股份之權益。

除上文披露者外，據任何董事所知，於最後實際可行日期，概無任何人士於本公司已發行股本中或該股本之任何購股權直接或間接擁有10%或以上之權益。

於最後實際可行日期，據本公司任何董事或行政總裁所知，非為本公司董事或行政總裁之任何人士(擁有下文所載權益之人士除外)，概無直接或間接擁有附有權利可在任何情況下於本集團任何成員公司(本公司除外)之股東大會上投票之任何類別股本之面值10%或以上之權益，或持有任何該等股本之任何購股權：

附屬公司名稱	持有股本權益之概約百分比(%)：本集團	其他股東	其他股東名稱
燦榮有限公司	70 (附註e)	30 (附註b)	Chips Plus Development Incorporated
中通訊網絡技術服務有限公司	60	40	中國通信建設總公司

附屬公司名稱	持有股本權益之百分比(%)：本集團	其他股東	其他股東名稱
中國國際電訊集團有限公司	51	49	China Telecom Investment Corporation
Shanxi Dionysus Investments Limited	70 (附註e)	30 (附註b)	Chips Plus Development Incorporated
雙喜輪胎工業股份有限公司	55 (附註a)	45	太原橡膠廠
潤孚實業有限公司	90	10	王明健
Exburg Limited	70 (附註e)	30 (附註b)	Chips Plus Development Incorporated
澤利發展有限公司	70 (附註e)	30 (附註b)	Chips Plus Development Incorporated
Goldsmith Assets Limited	70 (附註e)	30 (附註b)	Chips Plus Development Incorporated
廣州江南房產有限公司	75 (附註e)	25	廣州市海珠區城市建設開發公司
杭州富春江化工有限公司	51 (附註f)	49	富陽市工業集團公司
杭州中策橡膠有限公司	51 (附註a)	49	杭州橡膠總廠
Holburn Properties Limited	70 (附註e)	30 (附註b)	Chips Plus Development Incorporated
惠州燦榮房產有限公司	70 (附註e)	30 (附註b)	Chips Plus Development Incorporated

附屬公司名稱	持有股本權益之百分比(%)：本集團	其他股東	其他股東名稱
惠州澤利房產有限公司	70 (附註e)	30 (附註b)	Chips Plus Development Incorporated
惠州緯通房產有限公司	70 (附註e)	30 (附註b)	Chips Plus Development Incorporated
中策MBK有限公司	60	40	Mitsui & Co., Limited
美好家庭物業有限公司	78 (附註e)	22	宋齊
Orion (B.V.I.) Tire Corporation	60 (附註a)	40	Coronada Holding Limited
Orion Tire Corporation	60 (附註a)	40	Coronada Holding Limited
Principal Diamond Limited	80	20	Wonder Wealth Limited
Ruby Uniforms Limited	90	10	Frederick Poon Chuan Ki
深圳龍城星源實業有限公司	60 (附註e)	30 (附註c)	深圳華昱投資開發股份有限公司
深圳經濟特區發展中心有限公司	86 (附註d) (附註e)	10	深圳經濟特區發展(集團)公司
緯通有限公司	70 (附註e)	30 (附註b)	Chips Plus Development Incorporated
銀川中策(長城)橡膠有限公司	51 (附註a)	49	寧夏銀川橡膠廠

附註：

a. 該等股份由China Enterprises Limited(「CEL」)持有。CEL於中國經營，其股份於紐約證券交易所上市。本集團持有CEL約55.2%之實際股本權益及約88.8%之實際投票權益。

b. Chips Plus Development Incorporated直接擁有Dionysus Investments Limited 30%權益，而Dionysus Investments Limited直接擁有Exburg Limited, Goldsmith Assets Limited及Holburn Properties Limited 100%權益。Exburg Limited直接擁有澤利發展有限公司100%權益，澤利發展有限公司則直接擁有惠州澤利房產有限公司100%股本權益。Goldsmith Assets Limited直接擁有燦榮有限公司100%權益，燦榮有限公司則直接擁有惠州燦榮房產有限公司100%股本權益。Holburn Properties Limited直接擁有緯通有限公司100%權益，緯通有限公司則直接擁有惠州緯通房產有限公司100%股本權益。

c. 深圳龍城星源實業有限公司餘下10%權益由兩位少數股東持有。據董事及本公司行政總裁所知，該等少數股東之最終權益並非由本集團或深圳龍城星源實業有限公司另一位主要股東所持有。其中一位少數股東已同意將其持有深圳龍城星源實業有限公司5%之權益轉讓予深圳華昱投資開發股份有限公司。該權益轉讓仍在進行中。

d. 餘下4%權益乃透過深圳經濟特區發展中心有限公司之一間中間控股公司之少數股東間接持有。據董事及本公司行政總裁所知，該等少數股東的最終權益並非由本集團或深圳經濟特區發展中心有限公司另一位主要股東所持有。

e. 該等股份由中國置地間接持有。

f. 該等股份由杭州中策橡膠有限公司持有。

服務合約

於最後實際可行日期，董事概無與本集團任何成員公司訂立或建議訂立任何服務合約，惟不包括於一年內屆滿或可由僱主於一年內終止而毋須作出補償（法定補償除外）之合約。

並無任何合約在過往六個月內訂立或開始生效或被修訂。

公司秘書

本公司之公司秘書為陳欣欣，特許公司秘書。

重大變動

董事並不知悉自二零零一年十二月三十一日（即最新經審核賬目編製日期）以來，中策集團之財務狀況或經營前景出現任何重大不利轉變。

訴訟

a. 於一九九九年八月，位於中國廣州之保華廣場之建築師向本公司一家間接非全資附屬公司其鋒有限公司（「其鋒」）作出法律行動，索償分別為600,000港元及6,600,000港元之服務費及其他支出。其鋒就保華廣場僱用該建築師提供建築工程服務。

   其鋒曾就索償提出強烈抗辯，並就因該建築師未提供充份監察服務致使蒙受之損失提出反索償。

   鑑於其鋒提出反索償，該建築師將其索償總額修訂為7,700,000港元。於最後實際可行日期，有關法律程序仍在進行，並正處於交換文件階段。經考慮本集團法律顧問之意見後，董事認為該法律訴訟之結果將不會對本集團有重大不利之財務影響。

b. 於二零零一年七月，本公司一家間接非全資附屬公司惠州緯通房產有限公司（「惠州緯通」）（作為發展商）向中國廣東省惠州市政府（作為惠州市嘉城集團有限公司（「惠州市嘉城」）之擔保人）發出起訴書。此乃由於惠州市政惠州市政府於一九九四年九月七日曾簽署一項履約確認書，為惠州市嘉城（作為港澳廣場總承包工程合同之總承建商）向惠州

緯通提供擔保。惠州緯通索償之款額約人民幣243,600,000元（相等於約229,800,000港元），即惠州緯通向惠州市嘉城支付約人民幣167,500,000元（相等於約158,000,000港元）之建築工程費用連同賠償金約人民幣76,100,000元（相等於約71,800,000港元）。

於最後實際可行日期，惠州緯通正等候該案件開庭聆訊。現階段未能確實預測其結果。由於港澳廣場全部已進行之全部建築工程費用已被撤銷，董事認為假若最後判決對惠州緯通不利，亦不會對本集團有任何重大不利之財務影響。

c. 於二零零二年六月，保華廣場之次承建商向其鋒作出法律行動，索償約人民幣5,200,000元（相等於約4,900,000港元）之分判工程款項。

由於其鋒與次承建商並無訂立任何合約，其鋒曾就索償提出強烈抗辦。其鋒亦已就支付予次承建商之未動用預付款項餘額及多付款項分別約人民幣4,200,000元及人民幣800,000元（相等於約4,000,000港元及800,000港元）提出反索償及／或向次承建商作出賠償。

於最後實際可行日期，法律行動仍在處理中。董事認為，倘最後判決不利於其鋒，將不可能會對本集團造成任何重大不利財務影響。

除上文披露者外，於最後實際可行日期，就董事所知，本公司及其任何附屬公司概無涉及任何重大訴訟或仲裁或索償，且就董事所知，本集團任何成員公司亦無任何尚未了結或可能面臨之重大訴訟或索償。

同意書及專業人士

本通函內曾列載下列專業人士之意見或建議，彼等之專業資格如下所列：

名稱	專業資格
百德能	根據證券條例註冊之投資顧問及證券交易商
德勤•關黃陳方會計師行	執業會計師
羅兵咸永道會計師事務所	執業會計師
普敦	專業物業估值師
永利行	專業物業估值師

百德能、德勤•關黃陳方會計師行、羅兵咸永道會計師事務所、普敦及永利行分別就刊發本通函轉載彼等各自之函件及以本通函之形式及涵義在本通函內引述彼等之名稱發出書面同意書。彼等迄今並無撤回各自之同意書。

百德能、德勤•關黃陳方會計師行、羅兵咸永道會計師事務所、普敦及永利行概無於中策集團任何成員公司持有任何股本權益，亦無擁有任何可認購或委任他人認購中策集團任何成員公司任何證券的權利(不論是否可合法執行)。

自二零零一年十二月三十一日(即本公司編製最近期經審核綜合財務報表日期)以來，百德能、德勤•關黃陳方會計師行、羅兵咸永道會計師事務所、普敦或永利行概無於中策集團任何成員公司所收購或出售或租賃，或擬收購或出售或租賃之任何資產擁有任何直接或間接權益。

重大合約

於緊接本通函刊發日期前兩年內，本集團訂立之重大或可能屬重大之合約(並非根據日常業務程序而訂立者)如下：

(a) 於二零零零年十一月二日，成報報業有限公司(賣方)及本公司之附屬公司Optima Media Holding Limited(「Optima」，本公司當時擁有其65%權益)(買方)訂立協議，內容有關收購Sing Pao Newspaper(「成報」)名下之出版業務，就此涉及之代價為150,000,000港元。有關交易已於二零零零年十二月完成；

(b) 於二零零零年十一月十七日，Simultronics Limited(賣方)、Win Allied Holding Inc.(賣方)、曾文豪(賣方)、本公司之附屬公司Gold Brilliant Limited(「Gold Brilliant」，本公司當時擁有其65%權益)(買方)、東方魅力集團有限公司(「東方魅力」)(買方擔保人)及本公司(買方擔保人)訂立一項協議，內容有關收購Huey Tai International Limited(「惠泰」)(現已重新命名為策略置地有限公司，股份代號164)全部已發行股本其中約38.65%，就此涉及之代價為133,060,984.32港元，有關交易已於二零零一年一月完成；

(c) 於二零零零年十一月十七日，本公司之全資附屬公司Good Trend Enterprises Limited(「Good Trend」)(賣方)、Capital Deal Investments Limited(「Capital Deal」)(賣方)、Actiwater Resources Limited(「Actiwater Resources」)(買方)、本公司(Good Trend之擔保人)、東方魅力(Capital Deal之擔保人)及惠泰(賣方擔保人)訂立一項協議，內容有關向出售Optima之全部已發行及尚未發行之股份，連同本公司另外兩間分別經營雜誌及傳媒業務之全資附屬公司之全部已發行及尚未發行股份，就此涉及之代價為110,000,000港元，有關交易已於二零零一年一月完成；

(d) 於二零零零年十一月十日，當時之一位獨立第三者東方紅(集團)有限公司(「東方紅」，現已重新命名為恒盛東方控股有限公司，如今仍是獨立第三者)及本公司之一間全資附屬公司See Ying Limited(「See Ying」)訂立一項股份購買及購股權協議，內容有關以44,100,000港元之代價收購Tung Fong Hung Investment Limited(「TFH Investment」)之49%權益，連同一項由東方紅向See Ying授出之購股權。See Ying據此可由該項協議訂立日期起計兩年期間內行使有關權利，以45,900,000港元之購股權價格收購餘下之股權(即TFH Investment之51%權益)，有關交易已於二零零一年一月完成；

(e) 於二零零一年五月十八日，Good Trend(賣方)、Capital Deal(賣方)、本公司(Good Trend之擔保人)、東方魅力(Capital Deal之擔保人)、Upland Profits Limited(「Upland Profits」)(買方)及資本策略投資有限公司(「CSI」)(買方擔保人)訂立一項協議，內容有關向CSI 出售Gold Brilliant(其為成報傳媒(「成報傳媒」，前稱惠泰，現已重新命名為策略置地有限公司之控股公司)之全部已發行股本及轉讓由Gold Brilliant所欠由Good Trend及Capital Deal提供之股東貸款，就此涉及之代價為206,000,000港元，有關交易已於二零零一年七月完成；

(f) 於二零零一年五月十八日，本公司之附屬公司Expert Solution Limited(「Expert Solution」，本公司當時擁有其65%權益)(買方)及成報傳媒(賣方)訂立一項出售協議，內容有關成報傳媒向Expert Solution出售Actiwater Resources之全部已發行股本及由成報傳媒向Expert Solution轉讓其向Actiwater Resources提供之股東貸款，就此涉及之代價為110,000,000港元，有關交易已於二零零一年七月完成；

(g) 於二零零一年七月四日，本公司、中國置地及大福證券有限公司(「大福」)訂立一項配售及認購協議，據此，本公司已同意根據同一份協議按每股0.40港元，認購中國置地226,000,000股每股面值0.02美元之股份，其總代價達90,400,000港元。此外，大福收取約1,800,000港元作為配售佣金；

(h) 於二零零一年九月二十四日，Expert Solution(賣方)及STAREASTnet.com Corporation(「東魅網」)(現已重新命名為成報傳媒集團有限公司，股份代號8010)(買方)訂立一項協議，內容有關Expert Solution向東魅網出售Actiwater Resources之全部已發行股本及由Expert Solution向東魅網轉讓其向Actiwater Resources提供之股東貸款，就此涉及之代價為210,000,000港元，有關交易已於二零零一年十二月完成；

(i) 於二零零二年二月一日，Million Good Limited(「Million Good」，其為CEL之一間全資附屬公司)(認購人)、辰達永安、陳若偉及CEL(認購人擔保人)訂立之一項認購協議，內容有關Million Good按初步認購價每股股份0.027港元認購4,800,000,000股辰達永安股份，就此涉及之代價為129,600,000港元。CEL由本公司擁有約55.2%之有效股權及約88.8%之有效投票權。有關交易已於二零零二年四月完成。有關交易之進一步詳情載於日期為二零零二年二月八日之聯合公佈；

(j) 於二零零二年二月一日，辰達永安、CEL (認購人)及Hounslow Limited訂立一項認購協議，內容有關CEL 認購120,000,000港元之可換股票據(附有換股權)，據此可按每股股份0.032港元之換股價，將有關票據兑換為辰達永安之股份，有關交易已於二零零二年四月完成。有關交易之進一步詳情載於日期為二零零二年二月八日之聯合公佈；

(k) 於二零零二年三月十四日，威倫與本公司就按於二零零二年六月四日每持有一股當時之現有股份可獲配兩股配售股份之基準配售新股而訂立一項包銷協議。由於該協議之其中一項先決條件(即通過一項決議案)，於二零零二年六月四日之本公司股東特別大會，被本公司股東以投票方式否決，故此有關交易並無進行。因此，無須支付包銷配售股份總發行價1%之建議包銷佣金；

(l) 於二零零二年三月十四日，Calisan Developments Limited(「Calisan」)與本公司就按於二零零二年六月四日每持有一股當時之現有股份可獲配兩股配售股份之基準配售新股而訂立一項包銷協議。由於該協議之其中一項先決條件(即通過一項決議案)，於二零零二年六月四日之本公司股東特別大會，被本公司股東以投票方式否決，故此有關交易並無進行。因此，無須支付包銷配售股份總發行價1%之建議包銷佣金；

(m) 於二零零二年六月四日，本公司(認購人)與友聯建築材國際集團有限公司(「友聯建材」)就認購20,000,000,000股友聯建材股份訂立一項認購協議(由分別於二零零二年八月十五日及二零零二年八月二十九日訂立之兩份書面協議補充)，總認購價為200,000,000港元，有關交易於二零零二年九月完成。交易之進一步詳情載於二零零二年六月七日之聯合公佈；

(n) 於二零零二年六月六日，由(其中包括)本公司、Calisan及威倫訂立一項認購協議，據此，Calisan及威倫(認購人)各自同意根據由(其中包括)Calisan、威倫及大福於二零零二年六月六日訂立之配售協議，按每股認購股份0.20港元之價格認購本公司之50%股份，最多可分別認購本公司46,000,000股新股及本公司46,000,000股新股，最高總代價分別達9,200,000港元及9,200,000港元。有關交易於二零零二年六月完成。交易之進一步詳情載於二零零二年六月七日之公佈；

(o) 於二零零二年七月九日，本公司與保華德祥之全資附屬公司Paul Y. Project Management International Limited訂立一項項目管理服務協議，內容有關為位於中國北京順義區李橋鎮工業園之發展項目提供項目管理服務，為期五年及酬金總額不超過9,000,000港元。交易之進一步詳情載於二零零二年七月九日之公佈；

(p) 於二零零二年七月十五日，由(其中包括)本公司、百富勤、金利豐證券有限公司(「金利豐」)、Calisan、威倫及連克農先生就按於二零零二年八月七日每持有兩股現有股份可獲配一股配售股份之基準之配售新股訂立之包銷協議。交易於二零零二年八月完成。百富勤及金利豐將會收取一項佔配售股份總發行價2.5%之佣金。有關交易之進一步詳情載於日期為二零零二年七月十五日之公佈；

(q) 由本公司、中國發展集團有限公司(「中國發展」，於香港註冊成立之有限公司，其股份於聯交所上市)與本公司之一間全資附屬公司Grand Orient Limited(「Grand Orient」)於二零零二年八月二十一日訂立之債務重組協議，據此(i)本公司已有條件同意於協議完成時授予中國發展一項約達48,600,000港元之新貸款融資；(ii)Grand Orient已同意於協議完成時，就中國發展根據中國發展(作為借款人)與Grand Orient(作為貸款人)所訂立之五項貸款協議償還到期及應付予Grand Orient之所有及任何款項(包括本金、本金之應計利息或其他款項)授予中國發展豁免。債務重組協議須待(其中包括)下列條件達成後，方告作實：(i)中國發展(作為賣方)與Sum Cheong Corporation Pte Ltd.(「Sum Cheong」)之董事孔憲基博士(「孔博士」)(作為買方)於二零零二年八月二十一日訂立之買賣協議完成，據此，孔博士已同意購入58,000,000股Sum Cheong普通股及(ii)Sum Cheong向中國發展發行可換股票據，據此，中國發展將會有權轉換至CP-Sum Cheong (China) Pte Ltd.之50%股本權益。預期交易將於二零零二年十月完成；

(r) 認購協議；

(s) 配售協議；

(t) 第一份買賣協議；

(u) 第二份買賣協議；及

(v) 第三份買賣協議。

備查文件

以下文件由即日起至二零零二年十月二十八日止(包括該日)之一般辦公時間內，在本公司之辦事處(地址為香港九龍觀塘鴻圖道51號保華企業中心8樓)可供查閱，在即將舉行之股東特別大會上亦可供查閱：

- 本公司之公司組織章程大綱及細則；
- 本附錄所述之重大合約；

- 本集團截至二零零一年十二月三十一日止兩個財政年度之經審核綜合財務報表；

- Shropshire、Shropshire集團、Rosedale Hotel集團及Makerston集團之會計師報告，全文載於本通函附錄二、附錄三、附錄四及附錄五；

- 函件、估值概要及估值證書，全文載於本通函附錄六、附錄七及附錄八；

- 百德能致獨立董事委員會之意見函件，載於本通函第26至第40頁；

- 自二零零一年十二月三十一日(即編製本集團最近期刊發之經審核綜合財務報表之日期)以來，本公司根據上市規則第14章所載規定發刊發下列文件；

  a. 於二零零二年三月四日刊發有關須予披露交易之通函，通函載有(其中包括)有關China Enterprises Limited(「China Enterprises」)之全資附屬公司Million Good Limited認購辰達永安4,800,000,000股新股及China Enterprises或其代名人認購可換股票據之資料；

  b. 於二零零二年五月十日刊發載有(其中包括)有關上一次建議配售新股連紅利認股權證之若干資料及於二零零二年六月四日舉行之股東特別大會之大會通告之通函；

  c. 於二零零二年七月二十二日刊發載有(其中包括)有關配售新股連紅利認股權證之若干資料及於二零零二年八月七日舉行之股東特別大會之大會通告之通函；

  d. 於二零零二年八月七日刊發，載有(其中包括)有關配售新股連同紅利認股權證之若干資料之章程；及

- 本附錄所述之同意書。

一般資料

就釋義而言，本通函之中英文本如有任何歧異，概以英文本為準。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
（於香港註冊成立之有限公司）

普通決議案

茲通告中策集團有限公司（「本公司」）將於二零零二年十月二十八日星期一中午十二時正假座香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東特別大會，以考慮及酌情通過（無論有否修訂）下列決議案：

「動議：

(i) 批准中國置地集團有限公司（「中國置地」）與辰達永安旅遊（控股）有限公司（「辰達永安」）於二零零二年七月二十二日訂立之協議（「第一份買賣協議」）（一份註有「A」字樣之副本已呈交大會，並由大會主席簽署以資識別），據此，中國置地將會向辰達永安收購Shropshire Property Limited之全部已發行股本及股東貸款約44,400,000港元，代價為110,000,000港元，而代價將會以發行366,666,666股中國置地新股予辰達永安或其代名人之方式償付，及根據第一份買賣協議預計進行之交易；

(ii) 批准中國置地與保華德祥建築集團有限公司（「保華德祥」）於二零零二年七月二十二日訂立之協議（「第二份買賣協議」）（一份註有「B」字樣之副本已呈交大會，並由大會主席簽署以資識別），據此，中國置地將會向保華德祥收購Rosedale Hotel Group Limited之全部已發行股本及股東貸款約476,600,000港元，現金代價為250,000,000港元，及根據第二份買賣協議預計進行之交易；

(iii) 批准中國置地之一家全資附屬公司Clever Basin Holdings Limited與Hutchison Hotels Holdings (International) Limited（「Hutchison Hotels」）於二零零二年七月二十二日訂立之協議（「第三份買賣協議」）（一份註有「C」字樣之副本已呈交大會，並由大會主席簽署以資識別），據此，中國置地將會向Hutchison Hotels收購Makerston Limited之全部已發行股本及股東貸款約605,600,000港元，代價為

515,000,000港元，而代價將會以支付150,000,000港元現金及由中國置地發行本金額365,000,000港元之承兑票據予Hutchison Hotels或其所指示之人士之方式償付，及根據第三份買賣協議預計進行之交易；及

(iv) 授權本公司任何董事作出一切事情及行動以及簽署其認為就根據第一份買賣協議、第二份買賣協議及第三份買賣協議預計進行之交易為必需、適宜或合適之一切文件。」

承董事會命
執行董事
連克農

香港，二零零二年十月五日

註冊辦事處：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

附註：

1. 凡有權出席大會及於會上投票之本公司股東，均有權委任一位或以上受委代表代其出席及投票。受委代表毋須為本公司股東。

2. 委派代表書必須由委任人或其授權人親筆簽署，如委任人為公司，則委派代表書須予以蓋印或經由公司負責人或獲正式授權人親筆簽署。

3. 委派代表書連同經簽署之授權或其他授權文件（如有）或經公證人簽署之授權書或授權文件副本，最遲須於大會或其續會指定舉行時間48小時前送抵本公司之股份過戶登記處標準證券登記有限公司（地址為香港干諾道中111號永安中心5樓），方為有效。